2/13


06015064

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Debenhams

*CURRENT ADDRESS 1 Welbeck Street
London W1G 0AA
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

FILE NO. 82- 34989 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	✓
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/11/06

This document comprises a prospectus relating to Debenhams plc (the "Company") prepared in accordance with the Prospectus Rules of the Financial Services Authority ("FSA") made under section 73A of the Financial Services and Markets Act 2000 (the "FSMA"). This prospectus will be made available to the public in accordance with the Prospectus Rules.

Application has been made to the FSA for all of the ordinary shares of the Company (the "Shares"), issued and to be issued, to be admitted to the Official List of the FSA and to the London Stock Exchange for all such shares to be admitted to trading on the London Stock Exchange ("Admission"). Conditional dealings in the Shares are expected to commence on the London Stock Exchange on 4 May 2006. It is expected that Admission will become effective, and that unconditional dealings in the Shares will commence, on 9 May 2006. Dealings on the London Stock Exchange before Admission will only be settled if Admission takes place. **All dealings before the commencement of unconditional dealings will be on a "when issued" basis and of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.** No application is intended to be made for the Shares to be admitted to listing or dealt with on any other exchange.

The directors of the Company, whose names appear under "Directors" in Part 3, and the Company accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Company (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

Prospective investors should read the whole of this document, including the "Risk factors" in Part 1, when considering whether to acquire Shares.

DEBENHAMS

Debenhams plc

(Incorporated under the Companies Act 1985
and registered in England and Wales with registered number 05448421)

Offer of 487,179,488 Shares of 0.01p each at an Offer Price of 195p per Share and admission to the Official List and to trading on the London Stock Exchange

Global Co-ordinators

Citigroup **Merrill Lynch International**

Joint Bookrunners

Citigroup **Credit Suisse** **Merrill Lynch International** **Morgan Stanley**

Sponsor

Citigroup

Ordinary share capital immediately following Admission

Authorised			Issued and fully paid	
Number	Amount		Number	Amount
1,288,461,539	£128,846.15	*Shares of 0.01p each*	858,974,359	£85,897.44

The distribution of this document and the offering and sale of the Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. This document does not constitute part of any offer to sell, or the solicitation of an offer to subscribe for or buy, any Shares to any person in any jurisdiction to whom or in which such an offer or solicitation is unlawful. In particular, the Shares have not been registered under the US Securities Act, under the securities laws of any state of the United States or under applicable securities laws of Canada, Australia or Japan. Accordingly unless an exemption under any applicable law is available, the Shares may not be offered or sold, directly or indirectly, in the United States, Canada, Australia or Japan or any other country outside the United Kingdom where such distribution may otherwise lead to a breach of any law or regulatory requirement. The parts of this document that describe the placement of Shares in the United States under Rule 144A of the US Securities Act are included herein for information purposes only. For a description of certain restrictions on the placing, sale and transfer of the Shares and distribution of this document, see "The Offer – Transfer Restrictions" in Part 6.

In connection with the Offer, the Stabilising Manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by law, over-allot or effect other transactions intended to enable it to satisfy any over-allotments or which stabilise, maintain or otherwise affect the market price of the Shares or any options, warrants or rights with respect to, or interests in, the Shares or other securities of the Company, in each case at levels which might not otherwise prevail in the open market. The Stabilising Manager is not required to enter into such transactions and such transactions may be effected on the London Stock Exchange and any other securities market, over the counter market or otherwise. Such transactions, if commenced, may be discontinued at any time and may only be entered into between commencement of conditional trading of the Shares on the London Stock Exchange and 30 days thereafter. Neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allocations under the Offer.

In connection with the Offer, the Stabilising Manager may, for stabilisation purposes, over-allot Shares up to a maximum of 15% of the total number of Shares comprised in the Offer. For the purposes of allowing it to cover short positions resulting from any such over-allotments and/or from sales of Shares effected by it during the stabilisation period, the Stabilising Manager has entered into the Over-allotment Option with certain of the Selling Shareholders pursuant to which the Stabilising Manager may purchase or procure purchasers for additional Shares up to a maximum of 10% of the total number of Shares comprised in the Offer (the "Over-allotment Shares") at the Offer Price. The Over-allotment Option will be exercisable in whole or in part, upon notice by the Stabilising Manager (with the Joint Bookrunners making recommendations as to exercise), at any time on or before 30 days after the commencement of conditional trading of the Shares on the London Stock Exchange. Any Over-allotment Shares made available pursuant to the Over-allotment Option will rank *pari passu* in all respects and will be purchased on the same terms and conditions as the Shares being issued or sold in the Offer and will form a single class for all purposes with the other Shares.

Each of Citigroup, Credit Suisse, Merrill Lynch and Morgan Stanley is acting exclusively for the Company and the Principal Shareholders, and no one else, in connection with the Offer. None of Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley will regard any other person (whether or not a recipient of this document) as their client in relation to the Offer and none of them will be responsible to anyone other than the Company and the Principal Shareholders for providing the protections afforded to their respective clients nor for the giving of advice in relation to the Offer, the contents of this document or any transaction or arrangement or other matter referred to in this document.

Underwriters' dealings

In connection with the Offer, each of Citigroup, Credit Suisse, Merrill Lynch and Morgan Stanley and any of their respective affiliates acting as an investor for its or their own account(s) may subscribe for or purchase Shares and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal for its or their own account(s) in such Shares, any other securities of the Company or other related investments in connection with the Offer or otherwise. Accordingly, references in this document to Shares being issued, offered, subscribed or otherwise dealt with should be read as including any issue or offer to, or subscription or dealing by Citigroup, Credit Suisse, Merrill Lynch and Morgan Stanley and any of their affiliates acting as an investor for its or their own account(s).

Information not contained in this document

Investors should rely only on the information contained in this document. No person has been authorised to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been so authorised by the Company, the Directors, the Selling Shareholders, Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to Section 87G of FSMA and paragraph 3.4 of the Prospectus Rules, neither the delivery of this document nor any subscription or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Debenhams since the date of this document or that the information in this document is correct as of any time subsequent to the date hereof.

No incorporation of website information

The contents of the Group's website or any website directly or indirectly linked to the Group's website do not form part of this document and investors should not rely on it.

CONTENTS

SUMMARY

This summary must be read as an introduction to the prospectus. Any decision to invest in Shares should be based on consideration of this prospectus as a whole by the investor. Where a claim relating to the information contained in this prospectus is brought before a court, the plaintiff might, under the national legislation of the EEA State where the claim is brought, have to bear the costs of translating this prospectus before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for the summary, including any translations of the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with other parts of this prospectus.

Overview

Debenhams is a leading multi-category retailer in the United Kingdom with a strong presence in clothing, homewares and health and beauty. The Directors believe that Debenhams is clearly differentiated from its competitors through its mix of exclusive own brands, especially its "Designers at Debenhams" offering, and third-party brands. Within the UK department store sector, Debenhams has shown the fastest growth over the past three years in sales and market share and is now the second largest department store chain with approximately 18.6% market share (source: Verdict (2005)).

Key strengths

The Directors believe that the business has a number of key strengths which place it in a strong position to drive further growth and market share gains. These strengths include, but are not limited to:

Leading UK multi-category retailer

- *Second largest department store chain in the UK with a strong and well recognised brand*
- *Proven business model with a ten year track record of profitable growth and market share gains*
- *Well located store portfolio, with 123 stores in the UK and Ireland*

Unique and differentiated customer proposition

- *Differentiated customer proposition through its mix of exclusive own and third party brands*
- *"Designers at Debenhams" offering brings well known designers to a wider audience at affordable prices*
- *Broad customer appeal with a loyal store and credit card holder base*

Flexible business model

- *Optimising its wide product and brand mix to respond to customer trends and economic cycles*
- *Global supply chain with long established supplier relationships driving margin, quality and speed*
- *Highly cash generative business model*

Strong management team

- *A highly experienced management team with a proven track record in the retail sector*
- *Strength in depth with a culture of accountability and empowerment*

Transformed business with a step change in profitability under current management

- *Acceleration of revenue and profit growth with leading market share gains*
- *Outperformance of many of its competitors on like for like sales growth and EBITDA margin*
- *Improvements in operational effectiveness such as trading culture and cost control*
- *Significant improvement in capital efficiency*

Debenhams' growth strategies

Debenhams' strategy is to maintain and build on its core strengths and to leverage these further by supporting continued growth through:

Organic growth — Sales and margin growth from design, buying and merchandising transformation

- *Enhancing own brands, which generally achieve higher margins than its third party brands*
- *Increasing customer differentiation through further growth of "Designers at Debenhams"*
- *Making logical extensions to existing ranges*
- *Driving revenue and transaction value through customer-led space management and visual merchandising*

Organic growth — End-to-end supply chain transformation

- *Customer-led design put at the heart of the supply chain with increased design resources*
- *Rationalisation to fewer, better suppliers driving improved margins and payment terms*
- *Shortening lead times to improve the offer, customer availability, price elasticity and markdowns*
- *Investment in a new distribution centre, opened in 2005, with capacity for up to ten years of growth*

Organic growth — Store refurbishment programme

- *More efficient capital expenditure and better returns by focusing on visual merchandising*
- *Trials to date resulted in significant sales uplift and returns on investment of 40% to 100%*
- *Significant opportunity from roll-out across the portfolio with the next phase of 11 stores completed*

New space growth — New department store roll-out

- *Better negotiation and focus on capital expenditure driving much improved returns on investment*
- *Potential for up to 240 stores through lower cost per store and improved store profitability*
- *Ability to acquire and rapidly convert stores as seen by the acquisition of eight Allders stores in 2005*

New space growth — New Desire by Debenhams format roll-out

- *Unique concept of "one-stop shop" for women focusing on own-brands and designers*
- *Tested and delivering above average margins and densities*
- *Utilising department store infrastructure to minimise incremental cost*
- *Roll-out potential of up to 100 stores accessing new customers in new locations*

Other channel growth — International franchise roll-out

- *Franchises 29 stores in 14 countries, of which 20 were opened in the last three years*
- *Low risk model with minimal capital and resource required but with significant returns*
- *High growth potential with plans for 70 stores by the end of 2009*

Other channel growth — Multi-channel and web growth

- *£7 million investment to upgrade its internet site, with the first phase launching summer of 2006*
- *Significant internet revenue growth potential through new product, better content and functionality*
- *Significant in-store growth potential, such as "Click and Collect" and "Customer Ordering"*

Summary financial information and operating data

The tables below set out summary financial information and unaudited operating data for the Group for the periods shown and in accordance with UK GAAP and IFRS as indicated. This information has been extracted from the Group's financial information in Part 5 and from management accounts. Investors should read the document as a whole and not rely solely on the summary information set out below.

(£ in millions unless otherwise indicated)	52 weeks ended 30th August 2003	52 weeks ended 28th August 2004	53 weeks ended 3rd September 2005	53 weeks ended 3rd September 2005	26 weeks ended 26th February 2005	26 weeks ended 4th March 2006
	UK GAAP	*UK GAAP*	*UK GAAP*	*IFRS*	*IFRS*	*IFRS*
Gross Transaction Value[1][7]	1,810.2	1,902.9	2,086.8	2,086.8	1,113.3	1,216.8
Group Turnover[2]/Revenue[3]	1,435.9	1,491.8	1,608.7	1,608.7	869.2	957.8
Cost of Sales	(1,187.4)	(1,235.4)	(1,272.4)	(1,294.9)	(673.2)	(755.6)
Gross Profit	248.5	256.4	336.3	313.8	196.0	202.2
Distribution Costs	(37.7)	(41.1)	(43.5)	(43.5)	(22.5)	(26.7)
Administrative Expenses	(61.7)	(106.9)	(109.6)	(45.6)	(29.0)	(22.4)
Group operating profit[4]/ operating profit before deemed disposal of a subsidiary[5]	**149.1**	**108.4**	**183.2**	**224.7**	**144.5**	**153.1**
Exceptional Cost of Sales	—	16.0	2.6	2.6	—	—
Exceptional Distribution Costs	—	2.8	—	—	—	—
Exceptional Administrative Expenses	14.2	30.5	1.8	1.8	—	—
Depreciation	82.9	91.3	89.1	85.4	43.2	40.4
Amortisation	0.2	31.8	64.5	3.8	1.6	4.3
(Profit)/Loss on disposal of fixed assets	(1.6)	0.9	3.0	3.0	1.1	0.4
EBITDA[6][7][8]	**244.8**	**281.7**	**344.2**	**321.3**	**190.4**	**198.2**
Property Lease Rental Payments	59.5	64.3	92.6	104.0	37.6	64.7
EBITDAR[6][7][8]	**304.3**	**346.0**	**436.8**	**425.3**	**228.0**	**262.9**
Adjusted Property Lease Rental Payments[7][8][9]	(86.3)	(91.8)	(106.7)	(118.1)	(51.7)	(64.7)
Adjusted EBITDA[7][8][10]	**218.0**	**254.2**	**330.1**	**307.2**	**176.3**	**198.2**
Adjusted EBITDA Growth (%)[7][8]		**16.6%**	**29.9%**			**12.4%**
Adjusted EBITDA Margin (%)[7][8][11]	**12.0%**	**13.4%**	**15.8%**	**14.7%**	**15.8%**	**16.3%**

(1) Gross transaction value presents turnover or revenue on a gross basis, including the sales (excluding VAT) of concessions rather than just the commissions received from them. The Directors believe gross transaction value represents a guide to the value of the overall activity of the Group.

(2) Group turnover is Debenhams' turnover in the Group's UK GAAP financial information.

(3) Revenue is Debenhams' revenue in accordance with IFRS and is equivalent to Group turnover under UK GAAP.

(4) Group operating profit is a term used in the Group's UK GAAP financial information.

(5) Operating profit before deemed disposal of a subsidiary is a term used in the Group's IFRS financial information.

(6) EBITDA is calculated as Group operating profit before exceptional items under UK GAAP or operating profit before deemed disposal of subsidiary and before exceptional items under IFRS (both of which include amortisation of landlord and developer contributions received), plus depreciation of tangible fixed assets and amortisation of goodwill (for the purposes of UK GAAP) and other intangible assets plus profits or losses on the disposal of fixed assets where these are included in operating profit.

EBITDAR is calculated as EBITDA (as described in footnote (6) above) plus property lease rental costs.

(7) Gross transaction value, EBITDA, EBITDAR, Adjusted EBITDA, the adjusted property lease rental figures and the Adjusted EBITDA ratios are not measurements of performance under UK GAAP or IFRS and an investor should not consider them to be an alternative to any other means of performance under generally accepted accounting principles.

(8) Unaudited.

(9) The adjusted property lease rental payment shows the total lease costs that would have been incurred if the British Land Transaction had been complete for the full duration of the reporting period. This is an unaudited GAAP adjustment.

(10) Adjusted EBITDA is calculated as EBITDA plus the adjusted property lease rental payment as described in footnote (9) above.

(11) Adjusted EBITDA margin is calculated as a percentage of gross transaction value.

Key performance metrics pre and post Acquisition

The following table shows certain financial measures and other unaudited operating data for the Group for the 53 weeks ended 3 September 2005 compared to the corresponding information for the 52 weeks ended 30 August 2003 to show the transformation of the business under the current management team.

	52 weeks ended 30th August 2003	53 weeks ended 3rd September 2005	Change
Gross transaction value (£m)[1][5]	1,810.2	2,086.8	15.3%
Department store UK market share[2]	15.2%	18.6%	340bps
Gross merchandise margin[3][5][9]	42.2%	42.9%	70bps
Adjusted EBITDA (£m)[4][5][9]	218.0	330.1	51.4%
Adjusted EBITDA %[5][6][9]	12.0%	15.8%	380bps
Terminal stock % of total stock[7][9]	7.2%	2.2%	(500)bps
Average trade creditor days[8][9]	27	60	33 days
Average working capital (£m)[8][9]	25	(120)	(145)
Capital spend £ per sq ft — New Store[8][9]	178	108	(39.3)%
Capital spend £ per sq ft — Refurbishment[8][9]	30	7	(76.7)%

(1) See footnote (1) above.

(2) Source: Verdict 2005.

(3) Gross merchandise margin consists of gross transaction value less direct merchandise costs and reflects the direct profit made from the sale of products. In the above table, gross merchandise margin is expressed as a percentage of gross transaction value.

(4) See footnote (10) above.

(5) See footnote (7) above.

(6) Adjusted EBITDA % is calculated as a percentage of gross transaction value.

(7) Terminal stock is defined by the Company as merchandise that has reached the end of its selling season.

(8) Source: Management accounts.

(9) Unaudited.

Current trading and prospects

The Directors believe that Debenhams' performance since the end of the last financial year compares favourably with other UK retailers, particularly when added to the strong performance achieved in the comparative period in the previous year. Debenhams continues to grow market share, sales, gross merchandise margin and EBITDA margin, thereby demonstrating the resilience of the business in challenging trading conditions.

For the 26 week period ended 4 March 2006, Debenhams achieved like for like sales growth of 0.6% and for the 32 week period ended 15 April 2006 like for like sales growth of 1.7%. Sales growth during both periods has been achieved with improved gross margins.

The prospects for Debenhams' trading for the financial year ending August 2006 remain in line with management expectations.

The Directors believe that Debenhams has significant opportunities for further growth organically, through further store openings, including new Desire by Debenhams stores, and through other channels.

Risk factors

Any investment in the Shares would be subject to a number of risks which are described in more detail in Part 1 but are summarised below.

- Debenhams may not be able to accurately predict or fulfil customer preferences or demand.
- The risk of weak sales during peak selling seasons or extreme or unseasonal weather conditions.
- The sector is highly competitive.
- A failure to develop successfully and implement Debenhams' new store roll-out and department store refurbishment programme.
- Any events that negatively impact the value of Debenhams' brand.
- The departure of key management or personnel.
- Any disruption of Debenhams' relationship with major suppliers or its store card provider.
- The loss of relationships with key designers or concessions.
- A large portion of Debenhams' merchandise is manufactured by a small number of suppliers.
- Factors outside Debenhams' control, such as adverse economic conditions, damage or interruptions due to operational disruption, natural disaster or terrorist activity.
- Risks associated with Debenhams' property portfolio.
- Regulatory requirements.
- Currency fluctuations and hedging risks.
- An increase in the Group's funding needs or pension obligations.
- The risk to Debenhams' store/credit card operations and third-party credit card operations of the UK Competition Commission investigation, changes to existing governmental regulations or other actions.
- The interests of the Principal Shareholders may conflict with those of the other shareholders.
- An active trading market for the Shares may not develop.
- The Shares may be subject to market price volatility.
- Holders of Shares in the United States may not be able to participate in future equity offerings.
- Shares purchased in the Offer will be diluted immediately.
- Not all rights available to shareholders under US law will be available to holders of Shares.

Shareholders

Following the Offer the Principal Shareholders, being funds managed or advised by CVC, MLGPE and TPG, are expected to beneficially own 34.9% of the Company's issued Shares (29.6% if the Over-allotment Option is exercised in full) and other Existing Shareholders are expected to own 8.4% of the Company's issued Shares (8.0% if the Over-allotment Option is exercised in full). A Director has been appointed to the Board of Directors by each of CVC, MLGPE and TPG. The Principal Shareholders have agreed with the Underwriters that, subject to certain exceptions, they will not, without the prior written consent of the Global Co-ordinators, offer, sell or contract to sell, or otherwise dispose of, any Shares within 180 days of Admission.

The Chairman, John Lovering, may sell up to 2,572,620 Shares in the Offer and the Executive Directors, Rob Templeman, Chris Woodhouse and Michael Sharp, may sell up to 4,197,212 Shares, 4,928,055 Shares and 155,415 Shares, respectively, in the Offer. Following the Offer, John Lovering, Rob Templeman and Chris Woodhouse will hold at least 6,002,780 Shares, 12,591,638 Shares and 11,498,795 Shares, respectively, and Michael Sharp will have a beneficial interest in 7,500,000 Shares and an option over 60,758 further Shares. In addition, it is expected that, at Admission, Rob Templeman will be granted an award over 492,788 Shares under the Debenhams Performance Share Plan, Chris Woodhouse will be granted an award over 335,096 of such Shares and Michael Sharp will be granted an award over 311,411 of such Shares. These awards vest over time subject to performance conditions, as described in paragraph 5.2 of Part 7. The Directors have agreed with the Underwriters that, subject to certain exceptions, they will not, without the prior written consent of the Global Co-ordinators, offer, sell or contract to sell, or otherwise dispose of any Shares within 365 days of Admission, save that Michael Sharp will be able to sell up to 2,141,209 of his Shares.

Summary of the Offer and use of proceeds

The Offer will create a public market for the Shares and increase the strategic flexibility of the Group to pursue its growth strategies whilst enabling the Selling Shareholders to realise a significant part of their investment. The principal features of the Offer are:

Number of Shares in the Offer[1]	487,179,488
— to be issued by the Company	358,974,359
— to be sold by the Selling Shareholders[1]	128,205,129
Number of Existing Shares subject to the Over-allotment Option[2]	48,717,948
Percentage of the enlarged issued share capital in the Offer[1]	56.7%

Note:

(1) Assuming no exercise of the Over-allotment Option.

(2) The Over-allotment Option will be in respect of 10% of the total number of Shares in the Offer.

Debenhams intends to use the net proceeds of the Offer of approximately £680 million, together with £38 million of existing cash, to repay £700 million of borrowings under the Senior Credit Facilities, to pay £13.53 million into the Debenhams Retirement Scheme and to pay £4.47 million into the Debenhams Executive Pension Plan. The payments into the pension schemes, totalling £18.0 million, represent the remaining additional contributions that the Company agreed would be paid into the pension schemes as a result of the Refinancing and Restructuring in May 2005. The pension schemes had a deficit of £7.6 million recognised in the Group's balance sheet as at 4 March 2006. The expenses of the Offer payable by the Company are estimated to be approximately £20 million.

The Company has agreed with the Underwriters that, subject to certain exceptions, it will not, without the prior written consent of the Global Co-ordinators, issue, offer, sell or contract to sell, or otherwise dispose of or announce an offer of any Shares within 365 days of Admission.

Dividend policy

The Directors intend to adopt a progressive dividend policy, which will reflect the long-term earnings potential of Debenhams, whilst maintaining an appropriate level of dividend cover. The Directors will be targeting a dividend cover of approximately two times, based on underlying earnings.

The first dividend to be declared by Debenhams following the Offer will be the final dividend in respect of the financial year ending August 2006. In the absence of unforeseen circumstances, the Directors expect to recommend a dividend for this period, which will be payable in January 2007, to shareholders on the register in November 2006, based on one third of a full year dividend for the financial year ending August 2006, reflecting the capital structure and dividend policy of Debenhams following Admission.

Thereafter, it is envisaged that Debenhams will pay an interim dividend in July and a final dividend in the following January of each year, in the approximate proportions of one third and two thirds, respectively, of the total annual dividend.

Documents on Display

Copies of this document, the financial information referred to herein, the accountants' reports, the Company's constitutional documents and certain consent letters will be on display during normal business hours from the date of this document until Admission at Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and at the Company's registered office at 1 Welbeck Street, London W1G 0AA.

Definitions

Certain terms used in this document, including capitalised terms and certain technical and other items, are defined and explained in the section headed "Definitions" in Part 9.

PART 1: RISK FACTORS

Any investment in the Shares would be subject to a number of risks. Prior to investing in the Shares, prospective investors should consider carefully the factors and risks associated with the Group's business, and any investment in the Shares, together with all other information contained in this document including, in particular, the risk factors described below. Additional risks and uncertainties relating to the Group that are not currently known to the Company, or that it currently deems immaterial, may also have an adverse effect on the Company's business, financial condition and operating results. If this occurs the price of the Shares may decline and investors could lose all or part of their investment. Investors should consider carefully whether an investment in the Shares is suitable for them in light of the information in this document and their personal circumstances.

RISKS RELATING TO DEBENHAMS' BUSINESS

Debenhams may not be able to accurately predict or fulfil customer preferences or demand.

Debenhams derives a significant amount of its gross transaction value from the sale of fashion-related products, which are subject to volatile and rapidly changing customer tastes. The availability of new products and changes in customer preferences has made it more difficult to predict sales demand accurately. As a multi-category retailer, Debenhams' success depends, in part, on its ability to effectively predict and respond to quickly changing consumer demands and preferences, and to translate market trends into appropriate, saleable merchandise offerings. Debenhams' ability to anticipate and effectively respond to changing customer preferences and tastes depends, in part, on its ability to attract and retain key personnel in its buying, design, merchandising, marketing and other functions. Competition for such personnel is intense, and Debenhams may not be able to attract and retain a sufficient number of qualified personnel in future periods.

Furthermore, many of Debenhams' products are manufactured in China, Turkey, Eastern Europe and India. Accordingly, in some instances Debenhams must enter into contracts for the purchase and manufacture of merchandise well in advance of the applicable selling season. The long lead times between ordering and delivery and Debenhams' strategy to reduce its inventory levels make it more important to accurately predict, and more difficult to fulfil, the demand for items. There can be no assurance that Debenhams' orders will match actual demand. If Debenhams is unable to successfully predict or respond to sales demand or to changing styles or trends, its gross transaction value will be lower and it may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow-moving inventory or it may experience inventory shortfalls on popular merchandise, any of which could have a material adverse effect on its business, financial condition and results of operations. In addition, a number of other factors, including changes in personnel in the buying and merchandising function, could adversely affect product availability. The effect of the foregoing factors may become more pronounced as Debenhams pursues its strategy of operating at lower stock levels, which may result in reduced levels of stock to satisfy customer demands.

Debenhams' business could suffer as a result of weak sales during peak selling seasons or extreme or unseasonal weather conditions.

Debenhams' business is subject to seasonal peaks. Historically, its most important trading period in terms of gross transaction value, operating results and cash flow has been the Christmas season, with approximately one-third of its sales occurring between the beginning of November and the end of January. Debenhams incurs significant additional expenses in advance of the Christmas season in anticipation of higher sales during that period, including the cost of additional inventory, advertising and hiring additional employees. In previous years, Debenhams' investment in working capital has peaked in early October and has fallen significantly in early January. Past gross transaction value trends indicate that, in addition to the Christmas season, a peak in gross transaction value occurs during May as a result of promotional events and seasonal sales. If gross transaction value during Debenhams' peak seasons, particularly the Christmas season, is significantly lower than it expects for any reason, it may be unable to adjust its expenses in a timely fashion and may be left with a substantial amount of unsold inventory, especially in seasonal merchandise that is difficult to liquidate. In that event, Debenhams may be forced to rely on markdowns or promotional sales to dispose of excess inventory, which could have a material adverse effect on its business, financial condition and results of operations. At the same time, if it fails to purchase a sufficient quantity of merchandise, it may not have an adequate supply of products to meet consumer demand. This may cause Debenhams to lose sales.

Debenhams' results are also affected by periods of abnormal, severe or unseasonal weather conditions. Extended periods of warm or cold weather could also render a portion of Debenhams' inventory incompatible with such unseasonal conditions. For example, the results of operations of retailers in the United Kingdom were adversely affected during the summer of 2003 by the exceptionally hot weather that affected all of Western Europe during

that time, as well as in September and October 2005 due to unseasonally warm weather. In addition, heavy snowfall, such as that experienced in northern parts of the United Kingdom in late February and early March 2006, or other extreme weather conditions, such as floods, may make it difficult for Debenhams' employees and customers to travel to its stores. Adverse weather conditions early in the season could have a double impact on profitability, leading to a slowdown in sales at full margin followed by more extensive markdowns at the end of the season. Prolonged unseasonal weather conditions or temporary severe weather during one of Debenhams' peak trading seasons, such as the Christmas season, could adversely affect its gross transaction value and, in turn, its results of operations. In addition, Debenhams' revenue may occasionally be impacted by various large events, such as the football World Cup this summer.

The sector in which Debenhams' business operates is highly competitive.

The retail industry is highly competitive, particularly with respect to merchandise selection and quality, store location and design, inventory, price, customer service, credit availability and advertising. Debenhams competes at the national and local levels with a wide variety of retailers of varying sizes and covering different product categories across all geographic markets in which it operates. Some of Debenhams' competitors are general retailers that compete with it in a number of product groups while others are specialist retailers that compete with it only in certain product categories. Debenhams also competes with supermarkets, warehouse clubs, discount stores, local independent retailers and mail-order or internet retailers that market similar lines of merchandise.

Debenhams faces a variety of competitive challenges including:

- anticipating and quickly responding to changing consumer demands;
- maintaining favourable brand recognition and effectively marketing its products to consumers in several diverse market segments;
- developing innovative, high-quality fashion products in styles that appeal to consumers of varying age groups and tastes;
- sourcing merchandise efficiently;
- competitively pricing its products; and
- changes in consumer behaviour as a result of economic conditions and as a result of changes in consumer spending patterns.

Actions taken by Debenhams' competitors, as well as actions taken by it to maintain its competitiveness and reputation, have placed and will continue to place pressure on its pricing strategy, margins and profitability. In the future, these factors could have a material adverse effect on Debenhams' business, results of operations and financial condition. Some of Debenhams' competitors may have greater financial resources, greater purchasing economies of scale and/or lower cost bases, any of which may give them a competitive advantage over Debenhams. Debenhams' competitors also may merge or form strategic partnerships, which could cause significant additional competition for Debenhams. See "The business — Competition" in Part 2.

A failure to develop successfully and implement Debenhams' new store rollout and department store modernisation/refurbishment strategy may adversely affect its business.

A large part of Debenhams' strategy is its new store rollout and department store modernisation/refurbishment programme, which comprises the opening of both new department stores and Desire by Debenhams stores, as well as the modernisation or refurbishment of certain of its existing department stores. The success of this programme will depend, in part, on its ability to open and operate new stores on a timely and cost-effective basis while continuing to increase sales at its existing stores. The opening of new department stores and new concept stores could result in the diversion of sales from its existing stores in certain cases, which may cause a reduction in its gross transaction value.

Debenhams typically enters into contracts to build new department stores three to five years prior to their scheduled openings. If Debenhams chooses to close one of its department stores, it would need to either terminate the lease of that department store or assign the lease to a third party, either of which might take a relatively long time and may require the payment of a financial penalty. Accordingly, Debenhams' commitment to complete a new department store once the process has started and the relatively long time that it might take to close one of its department stores may affect its ability to timely and adequately adjust its department store portfolio to changing economic and market conditions. In addition, Debenhams determines the extent of its investment in new stores or store development, to some extent, on the basis of the historic performance of stores but historic performance will

not necessarily give a good indication of the future profitability of stores. Debenhams can give no assurance that any investment by it in new department stores or any of its other expansion or store modernisation plans will be profitable.

In modernising or refurbishing its existing stores Debenhams may require consents from its landlords or local authorities. If any such works are carried out, or have been carried out previously, without such consents, disputes may arise which may result in Debenhams having to undertake reinstatement works or the landlord may seek forfeiture of the relevant lease. The Directors are not aware of any such disputes currently.

Successful execution of Debenhams' new department store and new concept store rollout programme also depends upon a number of other factors, including the identification of prime store sites; the negotiation of acceptable financial terms; the hiring, training and retention of qualified personnel; the level of existing and future competition in areas where new stores are to be located; Debenhams' ability to integrate new stores in its operations on a profitable basis; the capability of its existing distribution system to accommodate new stores; and general macroeconomic conditions in the United Kingdom and Ireland. There has been, and Debenhams anticipates that there will continue to be, significant competition among retailers for desirable store sites and qualified personnel, which is likely to result in increasing costs. There can be no assurances that Debenhams will be able to open new department stores or new concept stores on a timely or profitable basis or that it will be able to secure prime real estate sites on acceptable terms.

Any events that negatively impact the reputation of, or value associated with, Debenhams' brand could adversely affect its business.

The Debenhams brand is an important asset of its business. Maintaining the reputation of, and value associated with, the Debenhams brand is central to the success of its business. Debenhams' international business (outside the United Kingdom and Ireland) is conducted through franchising agreements. Accordingly, Debenhams depends on third-party franchisees to operate their businesses effectively, on ethical and commercially reasonable terms, and in a manner that does not negatively impact the reputation of the Debenhams name or its brands. In addition, a significant portion of Debenhams' apparel is manufactured in markets outside of the United Kingdom and Ireland, principally in Asia and Eastern Europe. Debenhams requires its authorised manufacturers to operate in compliance with applicable laws and regulations. While Debenhams' policies set out standards for ethical business practices, Debenhams does not control these manufacturers or their labour practices. Unfavourable publicity concerning Debenhams, any of its brands or products or any of its franchisees or manufacturers or a substantial erosion in the reputation of, or value associated with, the Debenhams brand could have a material adverse effect on Debenhams' business, financial condition and results of operations.

From time to time Debenhams is the subject of complaints and litigation from its customers, employees or other third parties, alleging product, injury, health, environmental, safety or operational concerns, nuisance, negligence, or failure to comply with applicable laws and regulations. Unauthorised disclosure of, or access to, information on Debenhams' databases could also result in claims. These claims, even if successfully disposed of without direct adverse financial effect, could have a material adverse effect on Debenhams' reputation and divert its financial and management resources from more beneficial uses. If Debenhams were to be found liable under any such claims, its results of operations could be adversely affected.

Debenhams depends upon key management and other personnel, and the departure of such management or personnel could adversely affect its business.

Debenhams is highly dependent upon certain key senior management personnel who have extensive experience and knowledge of the retail industry. The successful implementation of Debenhams' strategy also depends on the availability of skilled management at its head offices, distribution centres and major stores. Debenhams' success depends in part on its ability to continue to attract, motivate and retain other highly qualified employees. There can be no assurance that any of these key personnel will continue to be employed by Debenhams or that it will be able to attract and retain qualified personnel in the future. The loss of services of key personnel, or a failure to attract and retain qualified new personnel, could significantly delay or prevent the achievement of Debenhams' business plan and could have a material adverse effect on Debenhams' business, financial condition or results of operations.

Any disruption or other adverse event affecting Debenhams' relationship with any of its major suppliers or its store card provider could adversely affect its business.

Any significant disruption or other adverse event affecting Debenhams' relationship with any of its major suppliers or store card provider could have a material adverse affect on its business, financial condition and

results of operations. For example, Debenhams' store card provider, GE Consumer Finance, is responsible for administering and operating its store card and the successful operation of the store card programme is dependent on the store card provider and its personnel. If Debenhams needs to replace any of its major suppliers or its store card provider, it may face risks and costs associated with a transfer of operations. In addition, a failure to replace any of its major suppliers or its store card provider on commercially reasonable terms, or at all, could have a material adverse effect on Debenhams' business, financial condition or results of operations.

Debenhams' relationships with certain designers are important to its business and the loss of these relationships could have an adverse impact on Debenhams' business.

Debenhams' "Designers at Debenhams" offering, which Debenhams maintains through its relationships with established and emerging designers, is a key factor in its reputation as a retailer of quality merchandise, and its competitiveness and favourable reputation are based, in part, on its relationships with such designers. Most of these relationships in the United Kingdom and Ireland are subject to contractual arrangements under which the designer agrees to certain exclusivity provisions, but not all of the relationships are subject to current written contracts and Debenhams has no legal assurance that any of its relationships or exclusivity arrangements will continue. If one or more of Debenhams' top designers were to cease providing Debenhams with their services, or if the exclusivity arrangement were to change with regard to one or more of Debenhams' top designers, its business, financial condition and results of operations could be materially adversely affected. In addition, any decline in the popularity of one or more of its "Designers at Debenhams" brands could also have a material adverse effect on Debenhams' business, financial condition or results of operations.

Debenhams' relationships with certain concessions are important to its business and the loss of a significant concession partner could have an adverse impact on Debenhams' business.

Over 150 external brands currently operate concessions in Debenhams' stores in the United Kingdom and Ireland and 30% of Debenhams' retail gross transaction value was derived from concessions during the year ended 3 September 2005. As concessions constitute an important part of Debenhams' business, the loss of an important concession partner, an inability to attract new and desirable concession partners, or any other disruption of Debenhams' concession arrangements may have an adverse effect on its gross transaction value, and in turn, its results of operations.

A large portion of Debenhams' merchandise is manufactured by a small number of suppliers.

The number of Debenhams' own bought suppliers has decreased over the last five years and, in the 2005 financial year, its top 30 own bought suppliers accounted for almost one half of its own bought merchandise based on full sales price. Debenhams expects the concentration of its suppliers to increase as it proceeds with its strategy to increase the volume placed with its best suppliers, and reduce the number of suppliers in the future. Debenhams' relationships with its suppliers are typically governed by individual purchase orders or invoices, which are subject to standard terms and conditions. In addition, some of Debenhams' supplier agreements (in particular its agreements with cosmetics suppliers) are subject to change of control provisions, which may be triggered as a result of completion of the Offer. In the event that one or more of Debenhams' major suppliers chooses to cease providing it with merchandise or experiences operational difficulties (for example, due to accidents, equipment breakdowns or work stoppages), and Debenhams is unable to secure alternative sources in a timely manner or on commercially beneficial terms, Debenhams may experience inventory shortages or other adverse effects to its business. If Debenhams' suppliers are unable or unwilling to continue providing it with merchandise under its presently agreed terms or if Debenhams is unable to obtain goods from its suppliers at prices that will allow its merchandise to be competitively priced, there could be a material adverse effect on Debenhams' business, financial condition or results of operations.

In addition, a significant portion of Debenhams' apparel is manufactured in markets outside of the United Kingdom and Ireland, principally in China, Turkey, Eastern Europe and India. Debenhams faces a variety of risks generally associated with doing business in foreign markets and importing merchandise from these regions, including, amongst others, political instability resulting in the disruption of trade; quotas; delays associated with customs procedures, including increased security requirements applicable to foreign goods; imposition of taxes, other charges and restrictions on imports; currency and exchange rate risks; risks related to labour practices; environmental matters or other issues in the foreign countries or factories in which its merchandise is manufactured; risk of loss at sea or other delays in the delivery of products caused by transportation problems; and increased costs of transportation. Any of these risks, in isolation or in combination, could have a material adverse effect on Debenhams' reputation, business, financial condition or results of operations.

Factors outside Debenhams' control, such as adverse economic conditions, damage or interruptions due to operational disruption, natural disaster or terrorist activity may have a material adverse effect on Debenhams' results.

Debenhams' results are impacted by factors outside its control, such as the prevailing economic climate, levels of employment, real disposable income, salaries, wage rates including any increase as a result of payroll cost inflation or governmental action to increase minimum wages or contributions to pension provisions, interest rates, the availability of consumer credit, consumer confidence and consumer perception of economic conditions. 97% of Debenhams' gross transaction value is derived from the United Kingdom and therefore a general slowdown in the UK economy or an uncertain economic outlook may adversely affect consumer spending habits, which may reduce Debenhams' gross transaction value. Moreover, many of the items that it sells, particularly higher margin fashion and homewares products, represent discretionary purchases, which means that it may experience a decline in sales that is proportionally greater than the level of general economic decline.

Any terrorist attacks or armed conflicts or other geopolitical uncertainty or any restrictions on movement or government actions imposed in the United Kingdom in the event of an outbreak of bird flu, could result in a significant reduction in consumer confidence and spending levels, and therefore could have an adverse effect on department store sales.

Any major breakdown of plant or equipment, or accident such as a serious fire or flood, in Debenhams' head offices or in one or more of Debenhams' principal distribution centres, in particular its distribution centre in Peterborough, might significantly impact its ability to manage its operations, distribute products to its stores and maintain an adequate product supply chain. Such disruption could have an adverse effect on Debenhams' in store inventory, and therefore could materially adversely affect its gross transaction value, results of operations and financial condition. Such effects could become more pronounced as Debenhams both continues to reduce its inventory levels and increases the concentration of distribution carried out through its Peterborough centre, which may make it more important that its distribution centres and the rest of its supply chain function effectively and without disruption.

Debenhams' business activities rely to a significant degree on the efficient and uninterrupted operation of its various computer and communications systems and those of third parties. Debenhams has an office in Taunton that serves as the primary site for all of its computer and communications systems. Any significant breakdown of plant or equipment, accident such as a serious flood or fire or other significant disruption to the operations of Debenhams' Taunton facility, such as computer viruses, could significantly affect its ability to manage its information technology systems, which in turn could have a material adverse effect on Debenhams' business, financial condition or results of operations.

Risks associated with Debenhams' properties may have a material adverse effect on Debenhams' business, financial condition or results of operations.

All of Debenhams' store portfolio is held through leasehold interests and property leases are generally subject to periodic rent reviews and renegotiations. As a result, Debenhams is susceptible to economic conditions related to the property rental market. Further, Debenhams' ability to effectively obtain real estate to open new stores depends upon the availability of real estate that meets its criteria and its ability to negotiate terms that meet its financial targets. In addition, Debenhams may not be able to effectively renew its existing store leases, generally if the landlord is able to establish legal grounds for non-renewal or if a contracted out lease comes to an end and certain of Debenhams' head office leases expire in the next five years. These factors may result, among other things, in significant alterations in rental terms (including rental rates), in an inability to effect site renewals or in a failure to secure real estate locations adequate to meet annual targets. As a result, any of these factors could have a material adverse effect on Debenhams' business, financial condition or results of operations.

As a result of the Offer, Debenhams' option to acquire full ownership of the companies that own its Oxford Street store under the British Land Transaction will expire two years from the date of Admission.

Debenhams is potentially subject to a number of contingent liabilities arising from the sales of leases by members (or former members) of the Group and guarantees which may have been given in respect of leases taken by former members of the Group. In the event that an assignee or former member of the Group should default under such a lease, the lease could revert to a member of the Group. The relevant member of the Group would then be liable for the fulfilment of obligations under the lease.

Debenhams' property portfolio comprises properties that have been constructed at various times and a number of its properties have been constructed in areas that have historically been the subject of commercial or industrial use. It is possible that on-site pollution or contamination could have been caused by such previous uses, or in

limited circumstances by current uses, for which it is possible that Debenhams could be held liable. Although the Directors are not aware of any relevant liability, claims or actions, a claim or regulatory action against Debenhams for pollution or contamination could have a material adverse effect on its financial condition and results of operations.

Debenhams' property portfolio includes more than sixty department stores and offices where materials containing asbestos are present. Pursuant to applicable law and regulations relating to asbestos, Debenhams is subject to duties to manage the risks of asbestos in its premises, which include ensuring that so far as reasonably practicable no person can come to harm from the presence of asbestos on the premises. This may involve isolating, encapsulating or removing asbestos that is found to be in a poor condition. Debenhams has developed and has been implementing an asbestos management plan which incorporates a set of policies and procedures to assist it to manage the asbestos risks in its properties. The ongoing management of asbestos by Debenhams will involve additional expenditure over forthcoming years and may in certain circumstances require full or partial closure of certain Debenhams properties. Any failure to manage the asbestos in its properties could result in Debenhams incurring fines or other liabilities, adversely affect Debenhams' reputation and/or cause the full or partial closure of such properties, each of which could have a material adverse effect on its financial condition or results of operations.

Regulations could result in additional expenditures that could adversely affect Debenhams' cash flow and results of operations.

As a result of the Disability Discrimination Act 1995 and the Buildings Regulations 2000, Debenhams must make reasonable provision for disabled people to gain access to its properties and not make it unreasonably difficult for them to shop or work there. Relevant fire regulations also require Debenhams to provide appropriate access, detection systems and exits. If regulators or the courts were to decide that Debenhams has not met these requirements, it could be required to make substantial alterations to, and incur capital expenditure for, its properties. Furthermore, existing disabled access requirements may become more onerous, or compliance with future disabled access requirements may include significant unanticipated expenditures, that could have a material adverse effect on Debenhams' cash flow and results of operations.

Currency fluctuations and hedging risks could adversely affect Debenhams' earnings and cash flow.

Debenhams' business is subject to risks due to fluctuations in currency exchange rates. A substantial proportion of Debenhams' imports are paid for in US dollars. Debenhams' gross transaction value is denominated primarily in pounds sterling. The exchange rate between US dollars and pounds sterling has fluctuated in recent years and may fluctuate significantly in the future. Although Debenhams may benefit from any future weakening in the exchange rate of the US dollar against the pound sterling, it could be adversely affected by future unfavourable shifts in currency exchange rates. Although Debenhams engages in foreign exchange hedging transactions, Debenhams' hedging strategies may not adequately protect its operating results from the effects of exchange rate fluctuations or may limit any benefit that it might otherwise receive from favourable movements in exchange rates.

An increase in the Group's funding needs or changes to obligations in respect of its pension schemes could have an adverse impact on its business.

The Group makes contributions to two Group occupational defined benefits pension schemes, as described in "Pensions" in paragraph 6 of Part 7. The formal actuarial funding valuations of the pension schemes are normally carried out every three years. The actuarial valuation as at 31 March 2005 showed a deficit in the Debenhams Executive Pension Plan of £16.5 million on an ongoing funding basis and in the Debenhams Retirement Scheme of £26.0 million on an ongoing funding basis. Payments to be made into the pension schemes from the proceeds of the Offer, totalling £18.0 million, represent the remaining additional contributions that the Company agreed would be paid in to the pension schemes as a result of the Refinancing and Restructuring in May 2005. The pension schemes had a deficit of £7.6 million recognised in the Group's balance sheet as at 4 March 2006. There are various risks that could adversely affect the funding of the defined benefits under such schemes, and consequently the Group's funding obligations, such as the poor investment performance of pension fund investments; the schemes' trustees switching to an investment strategy not having the appropriate mix of equities, bonds and other investments; the schemes' trustees increasing employer contributions to the schemes (the employer contributions to the DEPS require employer agreement but cannot be less than the actuary determines and the trustees have sole control over employer contribution rates to the DRS, their only obligation being to consult the employer and the scheme actuary); longer life expectancy; adverse annuity rates; or a change in the actuarial assumptions by reference to which the Group's contributions are assessed. An increase in the

Group's pension related costs could have an adverse impact on the Group's profits and cash flow. Many companies have sought to reduce these risks by amending or closing their pension schemes. However, any amendment or closure to the schemes may require prior consultation with affected employees. Such consultation or closure, if undertaken by the Company, could have a material adverse effect on the Group's employee relations and consequently its business generally. Debenhams is actively considering possible steps to manage the Group's pension related costs.

Debenhams' store card operations and third-party credit card operations could be significantly affected by the UK Competition Commission investigation, changes to existing governmental regulations or other actions.

Debenhams has a long-term contract with GE Consumer Finance under which GE Consumer Finance operates Debenhams' store card. Debenhams receives a commission from the operation of its store card and also receives cost benefits, in part because GE Consumer Finance is responsible for certain administrative and marketing costs that would otherwise be borne by Debenhams.

Debenhams' store card operations and the credit card operations of third parties are affected by numerous laws and regulations that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts. A large portion of the sales of Debenhams' merchandise is facilitated by the use of its store card and third-party credit cards. In particular, Debenhams estimates that approximately 27% of its retail gross transaction value for its 2005 financial year was generated by purchases made with the Debenhams store card.

In March 2004, the UK Office of Fair Trading ("OFT") referred to the UK Competition Commission (the "Competition Commission") for investigation the provision of credit to cardholders and the relationship between retailers and store card providers. In making its referral, the OFT stated that it had reasonable grounds for suspecting that features of the markets in which these services are provided prevent, restrict or distort competition in the United Kingdom.

On 7 March 2006 the Competition Commission published its final report and remedies on the store cards investigation. It found that in the downstream market for the supply of credit and insurance through store cards to retailers' customers, there is a combination of features which, by insulating store card credit and insurance services prevent, restrict or distort competition in that market with an adverse effect on competition. To encourage greater competition, it imposed a number of remedial measures requiring all providers of credit and insurance services through store cards (i) where store card APRs are 25% or above to include a warning on cardholders' monthly statements that cheaper credit may be available elsewhere; (ii) to display prominently more and better information on all monthly statements including the store card APR, the level of fees and charges and insurance details; (iii) to give store cardholders the option to pay their account balance by direct debit; (iv) where insurance packages are offered which contain a payment, as well as price and/or purchase protection, to offer payment protection alone as a separate item from price and for purchase protection. The Competition Commission expects to implement these remedies by way of statutory orders to take effect in early 2007.

Debenhams is unable to determine and cannot predict accurately the extent to which the store card remedies will impact directly or indirectly on its store card operations. Any additional adverse publicity, changes in consumer perceptions, litigation, existing or future government investigation or inquiry (including the Competition Commission investigation), change in laws or regulations (including the Consumer Credit Bill which has now completed its House of Commons stages), or sector self-regulation relating to store cards or credit cards, or any actions that Debenhams may take, or be forced to take, in relation to or as a result of the foregoing, could adversely affect consumer behaviour, reduce the propensity of customers and potential customers to use their store card, materially limit the availability of credit to its customer base, affect the interest rates or other amounts that Debenhams or third parties may directly or indirectly charge to its customers, otherwise require it to change the way that it operates its store card business, or adversely affect its credit card sales. Such actions could result in lower gross transaction values and reduced or eliminated store card commissions, revenue share or contributions to Debenhams' store card operating costs. They could also require it to provide further warnings or otherwise modify its store card advertisements or customer statements in ways that may discourage cardholders from using its store card or other credit cards. The impact of any of the foregoing could disproportionately affect its business as compared to that of other retailers because of the relatively high percentage of store purchases that are made with the Debenhams' store card. If any of the foregoing risks were to occur, they could have a material adverse effect on Debenhams' business, financial condition or results of operations. For more information on the store card investigation, please see "Additional information — Litigation — Store card investigation and other regulatory initiatives" in Part 7.

Risks Relating to the Shares

The interests of the Principal Shareholders may conflict with those of the other shareholders and future sales of Shares by the Principal Shareholders in the public market could cause the share price to fall.

Upon Admission, the Principal Shareholders and funds advised or managed by them will beneficially own in aggregate approximately 34.9% of the issued Shares (29.6% if the Over-allotment Option is exercised in full). Accordingly, they will potentially possess sufficient voting power to have a significant influence on matters requiring shareholder approval. The interests of the Principal Shareholders may not always be aligned with those of other holders of Shares.

In addition, the Principal Shareholders may make acquisitions of, or investments in, other businesses in the retail industry that may be, or may become, competitors of Debenhams. In addition, funds or other entities managed or advised by the Principal Shareholders may be in direct competition with Debenhams on potential acquisitions of, or investments in, certain businesses. To regulate these conflicts of interest, the terms of Directors' appointments contain provisions which prevent directors appointed by the Principal Shareholders from voting on matters where there are conflicts of interest or using information obtained through their involvement with Debenhams for the benefit of their other interests.

The Principal Shareholders have agreed with the Underwriters that, subject to certain exceptions, they will not, without the prior written consent of the Global Co-ordinators, offer, sell or contract to sell, or otherwise dispose of, any Shares within 180 days of Admission. Debenhams is unable to predict whether substantial amounts of Shares will be sold in the open market following termination of such lock-up arrangements, or earlier if the relevant consents are provided. Sales of a substantial number of Shares in the public market, or the perception that these sales might occur, could depress the market price of the Shares and could impair Debenhams' ability to raise capital through the sale of additional equity securities.

There has been no public trading market for shares in Debenhams since 2003 and an active trading market for the Shares may not develop.

Debenhams does not know the extent to which investor interest in the Company will lead to the development of a trading market following Admission or how liquid that market might be, or, if a trading market does develop, whether it will be sustained. If an active and liquid trading market does not develop or is not sustained, investors may have difficulty selling their Shares.

The Shares may be subject to market price volatility and the market price of the Shares may decline disproportionately in response to adverse developments that are unrelated to Debenhams' operating performance.

The Offer Price may not be indicative of the market price of the Shares following Admission. The market price of the Shares may be volatile and subject to wide fluctuations. The market price of the Shares may fluctuate as a result of a variety of factors, including, but not limited to, those referred to in this Part 1, as well as period-to-period variations in operating results or changes in turnover or profit estimates by Debenhams, industry participants or financial analysts. The price could also be adversely affected by developments unrelated to Debenhams' operating performance such as the operating and share price performance of other companies that investors may consider comparable to Debenhams; speculation about Debenhams in the press or the investment community; strategic actions by competitors, such as acquisitions and restructurings; changes in market conditions and regulatory changes.

Holders of Shares in the United States may not be able to participate in future equity offerings.

Debenhams' Articles of Association provide for pre-emptive rights to be granted to its Shareholders, unless such rights are disapplied by shareholder resolution. However, US Shareholders may not be entitled to exercise these rights unless the rights and Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

Shares purchased in the Offer will be diluted immediately.

All of the proceeds to be raised by Debenhams in the Offer will be raised through the issue of New Shares. The Offer Price is likely to be substantially higher than the net tangible book value per share of the outstanding Shares immediately prior to the Offer. Investors in Shares in the Offer will incur an immediate and substantial dilution in the net tangible book value per Share from the price investors will have paid for the Shares prior to the Offer.

The rights of holders of Shares are governed by English law. Not all rights available to Shareholders under US law will be available to holders of Shares.

Rights afforded to holders of Shares under English law differ in certain respects from the rights of shareholders in typical US companies. The rights of holders of Shares are governed by English law and Debenhams' Articles of Association. In particular, English law currently significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law, in most cases, only Debenhams can be the proper plaintiff for the purposes of maintaining proceedings in respect of wrongful acts committed against it. Neither an individual shareholder nor any group of shareholders has any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a US company.

Overview

Debenhams is a leading multi-category retailer in the United Kingdom with a strong presence in its key product categories of womenswear, menswear, homewares, health and beauty, accessories, lingerie and childrenswear. Debenhams offers a unique and differentiated customer proposition through its mix of exclusive own brands, including "Designers at Debenhams", and third party brands. Debenhams is the second largest department store chain in the United Kingdom and has been a consistent long term market share winner, increasing its department store market share from 12.0% in 1996 to 18.6% in 2005. This growth has accelerated under the current management team with market share gains of 3.4% achieved over the last two years (source: Verdict 2005). In addition, in the key categories of womenswear and menswear, Debenhams has delivered the first or second largest market share gains of all major retailers in Great Britain in 2005 (source: TNS Worldpanel Fashion). Debenhams has a proven and successful business model and has enjoyed a strong sales and profit track record over the last ten years, significantly accelerated under current management since 2003.

The first Debenhams department store opened in 1905 and the Debenhams brand name is widely recognised in the United Kingdom. Debenhams has developed a portfolio of 120 department stores in the United Kingdom and Ireland, to which it has recently added three Desire by Debenhams stores. Of these 123 stores, 113 stores are leased and ten stores are held on a finance lease basis.

In 2003, Debenhams was acquired by the current Shareholders and ceased trading on the London Stock Exchange (the "Acquisition"). The Directors believe that, since the Acquisition, the current management team has transformed the business and achieved a step change in profitability and performance. From the financial year 2003 to 2005, gross transaction value improved 15.3% to £2.1 billion, department store market share increased from 15.2% to 18.6% (source: Verdict 2005), Adjusted EBITDA grew by 51.4% and Adjusted EBITDA margins have increased from 12.0% to 15.8%. Group operating profit increased 22.9% from the 2003 financial year to the 2005 financial year (with a decrease between the 2003 and 2004 financial years as a result of goodwill amortisation and exceptional items which arose as a result of the Acquisition). For more information, see "Operating and financial review — Results of operations — 2004 financial year compared to 2003 financial year — Group operating profit" in Part 4. Since the Acquisition, the current management team has achieved an estimated £45 million of annualised cost savings (approximately 8% of total costs), through headcount savings, closure of underperforming categories, restructuring and other operating efficiencies. Furthermore, the Directors believe that the new management team has implemented strategies that will continue to increase Debenhams' market share and profitability.

Approximately half of Debenhams' retail gross transaction value is from sales of own-brand product developed by, and exclusive to, Debenhams. Debenhams has a successful portfolio of over 55 own brands (such as Debut, Maine New England, Red Herring and Thomas Nash), including 25 "Designers at Debenhams" brands. Six of Debenhams' own brand ranges each accounted for sales including VAT of over £50 million in the 2005 financial year. Through its "Designers at Debenhams" offering, Debenhams offers customers exclusive product lines at mainstream prices by designers such as Jasper Conran, Julien Macdonald, John Rocha and Matthew Williamson. The Directors believe that Debenhams enjoys strong relationships with these individual designers, developed during the past ten years, and that the Debenhams relationship is important for many designers. The other half of Debenhams' gross transaction value is third party brands either bought by Debenhams (such as Estee Lauder or Levis Strauss) or through in store concessions (such as Oasis). Debenhams generates approximately 30% of its retail gross transaction value from sales of branded concession products from which it retains a pre-negotiated percentage of gross transaction value and for which it bears no inventory risk. Debenhams' mix of exclusive own brands and third party brands enables Debenhams to offer a differentiated customer proposition with a broad demographic appeal. In addition, the diversity of the products and brands gives it strength across all its product categories.

The current management team has implemented a strategy of strengthening its exclusive own brands and "Designers at Debenhams" offering. This includes an enlarged in-house design team, range extensions across categories, the addition of new designers and expansion of the "Designers at Debenhams" concept in more stores. The Directors believe that the own brand portfolio continues to be a key differentiator for Debenhams. In addition to its own brand strategy, the new management team has introduced new concessions and international brands to attract a broader and younger demographic, increase customer choice and deliver "must have" brands.

Debenhams has a portfolio of 123 stores, including three Desire by Debenhams stores, across the United Kingdom and Ireland with approximately 9.3 million square feet of total trading space. Its department stores are situated in various locations, including town centres, high streets and shopping centres, and cover a wide geographic and size range. All of Debenhams' stores that traded throughout the 2005 financial year contributed

positively to Debenhams' Adjusted EBITDA in the 2005 financial year (source: management accounts). The Directors believe that this reflects the quality of the Debenhams store portfolio. Debenhams has made substantial investments in opening new department stores in addition to modernising and refurbishing its existing department stores in order to generate further sales. 40 stores have been opened since 1 September 1998 (including eight stores acquired from the administrators of Allders plc in February 2005) and a further 46 stores have been modernised. Although Debenhams has developed a portfolio of 120 department stores, the Directors believe that it is still a physically immature business and has the potential to increase to up to 240 department stores in the United Kingdom. Debenhams has signed contracts (including conditional contracts) to open five new department stores (including one resite of an existing department store) by the end of the 2007 financial year and 21 new department stores by the end of the 2011 financial year. In addition, Debenhams is currently in negotiations to open a further ten department stores by the end of the 2011 financial year.

In June 2005, Debenhams launched the first of its Desire by Debenhams stores, a new and smaller concept store created by the current management team and featuring a mix of women's fashion, accessories, lingerie and cosmetics. The Directors believe Desire by Debenhams stores offer a unique and differentiated high street concept, designed to appeal to women by predominantly stocking a portfolio of Debenhams' exclusive own brands and its "Designers at Debenhams" range, supplemented by other international brands (primarily in the premium cosmetics product category). Following the initial success of its Desire by Debenhams stores, Debenhams expects to expand this format in towns that would not be large enough to support a full department store. Debenhams has opened three Desire by Debenhams stores and expects to open one additional Desire by Debenhams store in the summer of 2006. There are eight additional Desire by Debenhams stores intended for each of the 2007 and 2008 financial years, and the Directors believe there is the potential to increase the number of Desire by Debenhams stores to up to 100 stores.

Debenhams has also appointed independent franchisees of 29 international franchise stores in 14 countries outside the United Kingdom and Ireland, 20 of which were opened in the last three years. The Directors believe that international franchise stores represent an attractive opportunity for strong cash generation at low risk and a further 15 franchises are scheduled to open by the end of the 2008 financial year.

Debenhams has also been extending its customer reach by making direct sales through, and is investing in, its internet website.

History of Debenhams

The Debenhams name was first used in 1813 when Thomas Clark and William Debenham began retail operations as the Clark and Debenhams partnership on Wigmore Street in central London. The business grew to include a number of retail outlets across the United Kingdom and in 1905, Debenhams opened its first department store. In 1928 Debenhams listed its shares on the London Stock Exchange and traded as an independent company until 1985, when it was acquired by The Burton Group. By 1985 Debenhams had a portfolio of 65 department stores and owned a number of other companies, including Hamleys, Harvey Nichols and Lotus.

In the late 1980s and early 1990s, Debenhams began to reposition its business, introducing exclusive ranges of own bought merchandise in key product areas and significantly increasing its portfolio of stores. In 1997, Debenhams introduced its first international franchise store in the Middle East. Debenhams was demerged from The Burton Group and listed on the London Stock Exchange in 1998.

As a result of the Acquisition in 2003, Debenhams was acquired by Baroness Retail Limited, a company owned indirectly by a group of funds managed or advised by TPG, CVC and MLGPE, other institutional investors, and by John Lovering, Rob Templeman and Chris Woodhouse, and ceased trading on the London Stock Exchange. In May 2005, the Group underwent a refinancing and a restructuring pursuant to which the Company became the parent of the Group (the "Refinancing and Restructuring").

Key strengths

The Directors believe that Debenhams has a number of key strengths that help differentiate the Group from its competitors:

1. Leading UK multi-category retailer;
2. Unique and differentiated customer proposition;
3. Flexible business model;
4. Strong management team; and
5. Transformed business with a step change in profitability under current management.

1. *Leading UK multi-category retailer*

Debenhams is a leading multi-category retailer in the United Kingdom with a strong presence in its key product categories of womenswear, menswear, homewares, health and beauty, accessories, lingerie and childrenswear. Debenhams is the second largest department store chain in the United Kingdom and has been a consistent long term market share winner, increasing its department store market share from 12.0% in 1996 to 18.6% in 2005.

Debenhams has a proven and successful business model with a strong track record of achieving growth in gross transaction value over the past ten years. Debenhams' gross transaction value increased at a CAGR of 6.6% between the 1996 financial year and the 2005 financial year. According to Verdict, Debenhams reported the highest profitability amongst UK department stores for the 2005 financial year.

Debenhams is one of the most well-recognised multi-category retail brands in the United Kingdom with a strong brand heritage. Third-party research indicates that customers believe Debenhams provides "breadth of choice" and "value for money" as compared to other leading UK department stores (source: Verdict Customer Satisfaction Index 2006).

Debenhams has an attractive store portfolio of 123 stores, including three Desire by Debenhams stores, across the United Kingdom and Ireland with approximately 9.3 million square feet of total trading space. All of Debenhams' stores that traded throughout the 2005 financial year contributed positively to Debenhams' Adjusted EBITDA in that period. The Directors believe that it is still a physically immature business and has the potential to increase to up to 240 department stores in the United Kingdom.

2. *Unique and differentiated customer proposition*

Debenhams offers a unique and differentiated customer proposition through its mix of exclusive own brands, including "Designers at Debenhams", own bought third party brands and third party concession brands. For example, in comparison, Selfridges offers almost exclusively third party brands and Marks & Spencer offers almost exclusively its own brands. Debenhams carries out a rigorous brand mapping analysis in order to identify gaps in its product offering and to assist in the design of new product lines. As a result, it has built an own brand portfolio of over 55 brands (including 25 brands under the "Designers at Debenhams" range and other brands such as Debut, Maine New England and Red Herring). Further, Debenhams uses popular third party/international and concession brands to increase customer visits to its stores and offer high fashion products while, in the case of concessions, reducing associated business risk since Debenhams retains a fixed amount on sales of concession products without assuming any stock risk.

As a result of its mix of exclusive own brands and third party brands, Debenhams' products appeal successfully to two main customer segments: a broad core customer base and an aspirational designer merchandise segment. Through the use of brand segmentation, Debenhams clearly targets specific customer demographics. Debenhams' products are typically targeted at its core customer base, however through its "Designers at Debenhams" range Debenhams appeals to customers seeking "high-end" branded products at more affordable prices. Through its concessions and international brands, Debenhams targets specific customer segments, such as younger demographics, increases customer choice and delivers "must have" brands.

As of 3 September 2005, Debenhams had approximately 2.5 million store card holders who either used their store cards or carried balances during the preceding 12 months. Debenhams estimates that store cards were used to make purchases of approximately £600 million at Debenhams during the 2005 financial year, representing approximately 27% of Debenhams' total retail gross transaction value. Gold and classic cardholders spend seven times and 2½ times the average customer spend, respectively. Customer data indicates that holders of the Debenhams store card typically make more frequent purchases and are more loyal than customers that are not holders of the card.

3. *Flexible business model*

Debenhams benefits from an inherent flexibility in optimising product/brand mix and space which increases its ability to provide rapid responses to customer trends, greater consistency in performance and lower execution risk. Through its multi-category offer, Debenhams can flex into growth and out of declining categories, making the business more resilient and better able to exploit category trends than its competitors. This is complimented by its multi-brand offer, which allows Debenhams to minimise its exposure to specific brand trends. Furthermore, Debenhams' broad demographic appeal gives it the opportunity to target specific customer demographics that offer more attractive dynamics with regards to growth and income.

Debenhams derives further flexibility from its well-established supply chain. Debenhams sources from a variety of countries and suppliers which enables it to mitigate quota, currency and other risks whilst leveraging off long standing relationships to drive margins. Through continuous improvement to the supply chain and lead times, Debenhams has increased its speed to market, allowing it to be more responsive to changing customer trends.

Debenhams is a highly cash generative business with a strong focus on cash and working capital. Its return on sales and favourable cost structure enhance the business's defensive position.

4. *Strong management team*

Debenhams' management team is led by Rob Templeman (Chief Executive Officer), supported by Chris Woodhouse (Chief Financial Officer), Michael Sharp (Chief Operating Officer), Nigel Palmer (Retail Operations Director) and Nikki Zamblera (Human Resources Director). Between them, the team has over 100 years of retail experience. Furthermore, Rob Templeman and Chris Woodhouse have a longstanding and proven track record of successfully working together and running retail businesses, including Homebase and Halfords.

In addition to the senior management team, the Directors believe that there is considerable strength in depth in management below this level, with most senior employees having been with Debenhams prior to the Acquisition. The Directors believe that its senior employees are highly incentivised to focus on cash margin and cash generation and have been empowered to make the decisions to achieve these targets.

5. *Transformed business with a step change in profitability under current management*

The Directors believe that, since the Acquisition, the current management have significantly transformed the business and achieved a step change in profitability and performance. From the financial years 2003 to 2005, gross transaction value has improved by 15.3% to over £2 billion, Adjusted EBITDA has grown by 51.4% and Adjusted EBITDA margins have increased from 12.0% to 15.8%. Group operating profit increased by 22.9% from the 2003 financial year to the 2005 financial year (with a decrease between the 2003 and 2004 financial years as a result of goodwill amortisation and exceptional items which arose as a result of the Acquisition). For more information, see "Operating and financial review — Results of operations — 2004 financial year compared to 2003 financial year — Group operating profit" in Part 4. Furthermore the Directors believe that the new management has implemented strategies that will continue to increase Debenhams' market share and profitability.

In addition to increased profitability, current management have significantly accelerated market share gains in the last two years. Debenhams has grown store market share from 15.2% to 18.6% in the last two years (source: Verdict 2005). Furthermore, according to TNS data, Debenhams has also achieved market share gains or stability in its four largest product categories from 2003 to 2005. The following table provides Debenhams' market share in each of Debenhams' four largest product categories:

	Market Share		
Product Category	**2003**	**2004**	**2005**
Womenswear[1]	3.9%	4.0%	4.5%
Menswear[1]	3.3%	3.5%	3.9%
Homewares[2]	3.4%	3.4%	N/A
Health and beauty[2]	2.1%	2.3%	2.5%

(1) Source: TNS Worldpanel Fashion data

(2) Source: Verdict 2005

The management team has achieved an estimated £45 million of annualised cost savings (approximately 8% of total costs), through headcount savings, closure of underperforming categories, restructuring and other operating efficiencies. Debenhams has seen a considerable improvement in capital efficiency under current management, particularly in new store openings and refurbishments, where costs per square foot on store openings have been reduced from £178 prior to the Acquisition to £108 for new department stores opened during the 2006 financial year and from £30 for refurbishments prior to the Acquisition to £7 for department stores refurbished during the 2006 financial year respectively. The result of this improved capital efficiency has been to substantially increase Debenhams' returns on invested capital.

In addition, the Directors believe that Debenhams has outperformed many of its UK retailer competitors in like for like sales growth and EBITDA margin for the 2003, 2004 and 2005 financial years, as well as for the 26 week period ended 4 March 2006.

Since the Acquisition, management has transformed the culture of the organisation through the introduction of a strong ownership and trading culture, rather than an "employee" mentality. This has been driven by a faster and more proactive and empowered management style focused on margin and cash generation, rather than just sales.

Debenhams growth strategy

Debenhams' strategy is to maintain and build on its core strengths and to leverage these further by supporting continued growth through:

- Organic growth;
- New space growth; and
- Other channel growth.

Organic growth — Sales and margin growth from design, buying and merchandising transformation

The Directors intend to grow gross transaction value and margin organically through their strategy for continuing to improve Debenhams' product offering. There are six elements to the design, buying and merchandising strategy:

- *Enhancing and leveraging Debenhams' unique own brands*

  Debenhams' unique and exclusive own brands are a key component of its product strategy. Debenhams has built up a successful portfolio of own brands which cover a wide spectrum of customers and product categories. Improvements in the supply chain and the expansion of the in-house design team will allow Debenhams to further build on its proven own brand expertise. The Directors intend to increase own brand sales by developing its popular brands and leveraging them into new product areas. For example, annual sales (including VAT) in the 2005 financial year of its Red Herring brand were £81 million and Debenhams continues to successfully extend this range both within womenswear and into new product categories. The Directors intend to replicate this approach across other own brands which will drive Debenhams' gross transaction value and margin.

- *Growing the "Designers at Debenhams" offering*

  "Designers at Debenhams" is a key differentiator for Debenhams and the product icon for the Group's marketing. The range provides customers with unique access to catwalk trends and designers at affordable high street prices. The Directors believe that it has contributed significantly to increases in Debenhams' gross transaction value and intend to continue to expand the range. In the 2005 financial year, "Designers at Debenhams" accounted for sales (including VAT) of £324 million (source: management accounts).

  Debenhams' strategy for growing the "Designers at Debenhams" offering includes promoting established designers and extending their product offerings into new categories, developing more-recently added designers, extending "Designers at Debenhams" product offerings (including into smaller stores through the flexible "Designer Boutique" concept) and continuing to introduce new designers and concepts such as Limited Edition. Debenhams has recently added new product lines such as Black by Betty Jackson, St George by Duffer and Star by Julien Macdonald. The Directors believe that there are continued growth opportunities for "Designers at Debenhams" and are targeting annual sales of £450 million in the medium term. Furthermore, "Designer at Debenhams" merchandise has, on average, a higher average selling price than own brands as well as superior cash margins. This has the impact of further driving growth and margins in addition to being a key differentiator for Debenhams.

- *Extending existing ranges*

  Debenhams intends to extend its product offerings in areas related to its current offer, including a wider children's offering, mainstream cosmetics, expansion of women's sportswear/fitness, fashion accessories and small electrical equipment. These opportunities are identified through a rigorous planning process and are expected to further drive cash profit.

- *Customer-led space management*

  Debenhams dynamically manages its space to maximise revenue. Current management recognise space as a key resource to be optimised on a continuous basis to drive profit growth through space management. Debenhams is achieving this through investing in people and systems for individual store merchandising,

more effective use of trading space by season and customer requirements (such as Christmas gifts, calendar events, Back to School and holiday shopping), flexing in and out of brands and product categories as trends come and go, through more flexible fixturing and visual branding and improvements in square to linear conversion, which increases the choice and options of products in the trading space.

- *Customer-led visual merchandising*

  Debenhams' trading strategy emphasises broad customer appeal with clear brand segmentation. Visual merchandising is now managed by Debenhams' creative team, rather than the buying and merchandising team, giving it a greater customer focus. Debenhams is driving average transaction value by merchandising outfits and lifestyles, rather than individual garments, which encourages customers to buy more products (known as basket build). This has been further enhanced through increasing the use of focus fixtures, including mannequins, and improving product adjacency and availability. Key products are presented as "must haves" (being the key item or fashion look) and "Blockbusters" (being the most important volume lines). The Directors believe that improved visual merchandising will increase both the number of transactions and average transaction values.

- *Effectiveness of marketing spend*

  Debenhams will seek to continue increasing the effectiveness of its marketing spend through more cost effective and high impact advertising. A new marketing strategy, called "Styling the Nation", was launched in the spring of 2004, differentiating Debenhams by focusing on brand and product strength. In addition, the Desire magazine was launched and is fully supplier funded through advertising. The Debenhams Desire magazine is the United Kingdom's largest circulation women's lifestyle/fashion magazine with a circulation of 745,126 per issue (source: ABC July-December 05).

Organic growth — End-to-end supply chain transformation

Since the Acquisition, an ongoing end-to-end review of the supply chain has been conducted to improve sales, availability, margin and stock turn, including the following:

- *Sourcing and supplier rationalisation*

  Debenhams plans to continue to source from fewer and better suppliers by offering them higher volumes in return for better margins and terms. Debenhams currently has 380 suppliers with the medium term target of approximately 260 suppliers. The top 30 suppliers account for around one half of Debenhams' purchases. Between the Acquisition and the end of the 2005 financial year, Debenhams reduced terminal stock from 7.2% of stock to 2.2%, increased days payable from 27 days to 60 days including renegotiated concession payment terms which, coupled with an efficient and improving supply chain, has resulted in Debenhams achieving negative working capital. In terms of its sourcing strategy, Debenhams is concentrating on three main sourcing hubs: China, Turkey and India. Debenhams is developing a strategy of sourcing by country and category (rather than just supplier) in order to ensure a balance in its sourcing mix. In addition, Debenhams has adopted a "Best Country" approach, sourcing products from the appropriate countries to improve margin and reduce lead time whilst playing to manufacturing expertise. The Directors believe that fewer, better suppliers allow Debenhams to build stronger relationships, drive higher margins and improve profitability.

- *Improving supply chain management*

  In order to improve operating efficiency and speed to market, benefiting sales and margin, Debenhams aims to continue to improve the management of its supply chain. This includes lowering freight rates from better utilisation of container loads and lower processing charges, maximising demurrage, reducing transit packaging and improving management of shipments generally.

- *Shortening lead times and improving markdown management*

  Between the Acquisition and the end of the 2005 financial year, the average lead time across product categories was reduced from 18 weeks to 13 weeks for own bought clothing products. This has been achieved through improved product development, supplier rationalisation and greater logistical efficiencies. Through this shortening of lead times, Debenhams has improved availability, driven gross transaction value and reduced markdowns. Furthermore, increasing the frequency of buying is driving faster stockturn and de-risking stock holding. Debenhams has a target of achieving an average lead time across product categories of between eight and twelve weeks in the medium term.

Debenhams has trialled potential further supply chain improvements on Red Herring's womenswear products, including upfront planning for in-season flexibility, more frequent buying, faster repeats and reduced lead times. The impact of these initiatives has been to transform supplier intake margins, markdowns, stock turn and cash margin. The Directors believe that an opportunity exists to replicate this success across other categories and brands. The Directors believe that these initiatives and a move to progressive markdowns during the season rather than relying only on end of season sales are driving improvements in markdowns.

- *Investment in logistics*

  In July 2005, Debenhams invested in the operational logistics of its business through opening a new 700,000 square foot distribution centre in Peterborough at a cost of £29 million, supporting up to the next ten years of growth. This will support the business growth of new stores (including international franchise stores) and will improve operating efficiency (for example through improved trading bays enhancing container through-put). On a more general basis, as a result of cross-functional involvement of the buying and merchandising, logistics and stores teams, Debenhams is reducing the time from delivery to display in the store, reducing the store costs of handling the product and allowing store personnel to concentrate on customer service rather than "back of house" activities.

Organic growth — Department store refurbishments programme

Following the Acquisition, a new approach to store refurbishments has been developed, with a focus on modernising key areas which have a direct impact on customers and gross transaction value. This includes improving visual merchandising, increasing linear conversion, ensuring individual brand identity and improving the customer experience. The efficient deployment of capital, focus on visual merchandising and brand delineation have significantly reduced the average capital expenditure on the refurbishment of a Debenhams store from £30 per square foot prior to the Acquisition to £7 per square foot for department stores refurbished during the 2005 financial year. This more disciplined and efficient capital expenditure spend has allowed for considerably improved returns on capital invested. Debenhams has successfully trialled the refurbishment of three department stores across the full range of stores in its portfolio (i.e. previously invested, partly invested and uninvested stores). These trial refurbishment stores have seen sales uplifts of 4.7%, 12.3% and 16.3% over a 12 month period, with annualised returns on investment of 94.1%, 106.7% and 47.2%, respectively. The Directors believe, following these successful trials, that significant sales opportunities exist through store refurbishment across Debenhams' department store portfolio, underpinning medium term sales and margin growth. The next phase of store refurbishments is currently underway with 11 stores having recently been refurbished and delivering strong initial results.

New space growth — New department store roll-out

Although Debenhams has developed a portfolio of 120 department stores, the Directors believe that it is still a physically immature business and has the potential to increase to up to 240 department stores in the United Kingdom. Debenhams has signed contracts (including conditional contracts) to open five new department stores (including one resite of an existing department store) by the end of the 2007 financial year and has, in total, signed contracts including conditional contracts to open 21 new department stores by the end of the 2011 financial year. In addition to these stores, Debenhams is currently in negotiations to open a further ten new department stores by the end of the 2011 financial year. At the end of the 2005 financial year, Debenhams traded from 9.1 million square feet of total trading space. By the end of the 2011 financial year, contracted and planned new department stores are expected to add approximately 2.4 million net square feet of trading space to Debenhams' portfolio increasing its space by approximately 26%. Debenhams continues to focus its new department store strategy on attractive new catchments without impacting adversely on existing stores.

As with the refurbishments, the current management team has applied a more disciplined and effective approach to capital expenditure on new department stores. The result of this is that the capital expenditure spend of a new department store has reduced by 40% since the Acquisition to an average £108 per square foot for new department stores opened during the 2005 financial year. Combined with improved trading margins and a lower cost base relative to sales, the returns on capital invested have improved by 15%.

In addition to opening new department stores, current management will also look to acquire parcels of attractive stores when available. In February 2005 Debenhams acquired eight stores from the administrators of Allders plc. Debenhams commenced trading from these stores shortly after the acquisition converting them to full Debenhams format over the subsequent months. According to Verdict, Debenhams' ability to "refurbish and supply an extra eight stores in such a short time demonstrates Debenhams' operational skills and the fast response of its supply

chain". As part of its strategy for store expansion, Debenhams has the proven ability to acquire additional stores and assets that can be converted to the Debenhams format and integrated into the Debenhams business.

New department store openings, as well as department store refurbishments, can have a significant impact on Debenhams' gross transaction value and subsequently, Debenhams' gross merchandising margin, EBITDA and cash flow. The gross transaction value generated by Debenhams' new and modernised stores has typically grown at a faster like for like sales growth rate for up to the first five years after opening or completion of modernisation than the gross transaction value generated by its other stores. In addition, new department store openings and store modernisations/ refurbishments are the principal components of Debenhams' capital expenditure.

New space growth — New Concept, Desire by Debenhams stores

In June 2005, Debenhams launched the first of its Desire by Debenhams stores, a new and smaller concept store created by the current management team and featuring a mix of women's fashion, accessories, lingerie and cosmetics. The Directors believe Desire by Debenhams stores offer a unique and differentiated high street concept, designed to appeal to women, by predominantly stocking a portfolio of Debenhams' exclusive own brands and its "Designers at Debenhams" range, supplemented by other international brands (primarily in the premium cosmetics product category). The concept has been tested in both a strong and difficult market, delivering higher margins and densities than the department store chain.

Debenhams expects to expand this format into markets that would not be able to support a full department store. Debenhams has opened three Desire by Debenhams stores and expects to open one additional Desire by Debenhams store in the summer of 2006. There are eight additional Desire by Debenhams stores intended for each of the 2007 and 2008 financial years, and the Directors believe that there is the potential to increase the number of Desire by Debenhams stores to up to 100 stores.

Other channel growth — International franchise roll-out

Debenhams has focused on expanding internationally through a low risk/low resource franchise model. Debenhams now has a presence in 14 countries with 29 stores and a further 15 stores are scheduled to open by the end of the 2008 financial year. To ensure strong brand and product control, Debenhams has a dedicated team focused on international franchisees.

Debenhams has agreed business plans with franchisees for a further 17 stores and an additional 12 stores are at an advanced stage of negotiation. It is therefore anticipated that, by the end of the 2009 financial year, there will be 71 international franchise stores (compared to 29 currently). The Directors also regard the Desire by Debenhams concept as being capable of being developed internationally.

Other channel growth — Multi-channel, internet and financial services growth

Apart from its core store formats (department stores and Desire stores) and international franchises, Debenhams has two other growing sales channels: Multi-channel/internet and financial services.

Internet: Verdict's e-Retail Report 2006 estimates retail spending on-line for clothing and footwear accounts for 2.3% of all such retail spending in 2005 and estimates that it will increase to 5.0% by 2010. Debenhams' website has come under severe strain since the beginning of 2005 and currently fails to cope with the traffic volumes the brand is attracting (in the 2006 financial year to date there has been a 37% increase in visits compared to the same period in the 2005 financial year and a 78% increase from the 2004 financial year). In the 2005 financial year, internet direct sales were 0.8% of gross transaction value (source: management accounts). Debenhams has embarked on a £7 million upgrade of its internet website, the first phase of which is expected to be completed in the summer of 2006. The upgraded website is designed to be able to cope with levels of on-line customer traffic volumes which far exceed those volumes currently experienced by the website and thereby allow significant growth. Further, the Directors believe there is in-store growth potential, through offerings such as "Click and Collect" (whereby customers will be able to order merchandise on-line and collect such items at a chosen Debenhams store) and "Customer Ordering" (whereby customers at any store, irrespective of size, will be able to order merchandise from the full range of Debenhams' department stores through a computerised system) to further increase internet sales. In addition, Debenhams intends to increase the range of products available on the website.

Financial services: To complement its core product offering and provide further value added services to its customers, Debenhams also operates a store card, credit card, general insurance and gift card/voucher business which it intends to expand. As of 3 September 2005, Debenhams had built a customer base of approximately

2.5 million active cardholders and now also offers co-branded credit cards to its customers. In addition, in the 2005 financial year, gift card and voucher sales were £87 million.

Other aspects of the business

Other aspects of the Debenhams business model are explained below under the following headings:

- Customers and competition;
- Debenhams' brand and products;
- Debenhams' stores and service offerings;
- Other retail channels, including Direct and International; and
- Employees and other operations.

Customers and competition

Debenhams' customer base

Debenhams' product mix and broad offering, with a clearly targeted brand and product strategy, allow it to target a wide demographic as well as the aspirational designer segment. Third-party research indicates that customers believe Debenhams provides "breadth of choice" and "value for money" as compared to other leading UK department stores (source: Verdict Customer Satisfaction Index 2006). Debenhams' customer base spans a range of ages and socio-economic groups. The Company's research suggests that approximately 80% of visitors to Debenhams' stores are females, many of whom shop not only for themselves but also for their spouses, partners and families. In the 2005 financial year, approximately 16 million customers visited Debenhams' stores.

Competition

As a multi-category retailer, Debenhams competes with other department stores (such as House of Fraser, John Lewis Partnership and Marks & Spencer), supermarkets and discounters, as well as the specialist retailers in each individual product category. Outside of the department store sector, Debenhams faces competition from retailers of different sizes and with different sales strategies. Amongst others, Debenhams competes against Next and Bhs; fashion retailers such as FCUK, New Look, Topshop and Zara; specialty retailers such as Boots (cosmetics), Adams (childrenswear), Burton (menswear) and Habitat (homewares); discount stores such as Matalan; supermarkets; warehouse clubs; local independent retailers; catalogues; and various internet websites. Debenhams competes with all of these entities for the same customers and they, together, impact Debenhams' pricing strategies and sales.

The department store market is highly competitive, particularly with respect to merchandise selection and quality, store location and design, inventory, pricing, customer service and advertising. Debenhams has the second largest market share among UK department store retailers based on gross transaction value and it competes with national store chains, such as House of Fraser, John Lewis Partnership and Marks & Spencer, premium department stores and smaller regional chains. Marks & Spencer is the market leader in the UK department store sector, with 399 stores in the United Kingdom and Ireland as of October 2005 (source: Verdict), including department stores and regional centres. In addition, Marks & Spencer operates a number of smaller food outlets and other stores that are based on different formats, and has stated it is also planning to expand its homewares offering. Marks & Spencer predominantly sells own brand products. Marks & Spencer differs from Debenhams and its other competitors in the UK market in that a significant proportion of its sales are of food.

John Lewis Partnership operated 26 department stores as of October 2005 and has a particularly strong homewares product offering. During recent years, John Lewis Partnership has made significant investments in modernising and refurbishing its department store portfolio, in its direct sales channels and in increasing the fashion emphasis of its womenswear, menswear and other product categories. John Lewis Partnership also owns the Waitrose supermarket chain and has introduced store formats that sell grocery, homewares and other products.

House of Fraser is the fourth largest department store chain in the United Kingdom and operated 46 department stores as of October 2005 (source: Verdict). Its product categories include clothing, accessories, cosmetics and homewares.

The following table provides an overview of the contribution from each of Debenhams' principal product categories to its retail gross transaction value for the 2005 financial year:

Product Category	Retail Gross Transaction Value (excluding VAT)
Womenswear	28%
Menswear	17%
Homewares[1]	17%
Health and beauty	14%
Accessories	10%
Childrenswear	6%
Lingerie	5%
Food services	3%

Note:

[1] Homewares division also includes certain seasonal products sold as gifts.

Within the product categories, Debenhams continually reviews its plans so that it can allocate more trading space to its product categories that generate higher sales densities and can improve overall flexibility so that it can devote more space to the products that are in season or that are selling well during any particular period.

Womenswear

Womenswear is Debenhams' largest product offering and accounted for 28% of retail gross transaction value for the 2005 financial year. Womenswear products include formal wear such as suits, trousers and blouses; casual wear such as jeanswear, knitwear and jersey tops; occasionwear such as dresses; and outerwear such as coats and jackets. Own brands offered in womenswear include Casual Club, Debut and J. Taylor. Debenhams also offers a wide range of "Designers at Debenhams" brands, including Black by Betty Jackson, Butterfly by Matthew Williamson, J by Jasper Conran and Rocha.John Rocha. Third-party own bought brands include Kangol and Levi Strauss. The concession operations in Debenhams' womenswear department include, Jane Norman, Oasis, Principles and Top Shop.

Menswear

Menswear is Debenhams' second largest product offering and accounted for 17% of retail gross transaction value for the 2005 financial year. Menswear products include formal wear such as suits, jackets, trousers, shirts and ties; casual wear such as jeanswear, shirts, knitwear, tee shirts and shorts; accessories such as shoes, underwear and socks; and games, gifts and gadgets.

The substantial majority of sales in menswear comes from Debenhams' own bought products. Debenhams' menswear own brands include Maine New England, Osborne, Red Herring and Thomas Nash. Menswear department also offers a wide range of "Designers at Debenhams" brands including J by Jasper Conran, JOHN by John Richmond and Rocha.John Rocha. Key third-party own bought brands include Adidas, Ben Sherman and Nike, and concessions include BMB Menswear (for suits) and Parkes & Wolfe.

Homewares

Homewares is Debenhams' third largest product offering and accounted for 17% of retail gross transaction value for the 2005 financial year. Homewares includes china, cookware, glass, linens and soft furnishings (such as blinds, curtains, cushions, rugs and throws). Debenhams' homewares department includes product offerings such as the bath shop, bed linens, china and cook shop. More expensive purchases such as furniture are sold over the internet and in selected stores. Debenhams own bought homewares lines include Jasper J. Conran and Rocha.John Rocha and other Debenhams own bought brands include Le Creuset and Tefal, and concessions include Royal Doulton, Dorma and Wedgwood. Products sold under the Debenhams name are an important part of Debenhams' homewares offering. Homewares division also includes certain seasonal products sold as gifts.

Health and beauty

Health and beauty, which accounted for 14% of Debenhams' retail gross transaction value for the 2005 financial year, includes the premium cosmetics lines that are an important part of Debenhams' product offering and

2.5 million active cardholders and now also offers co-branded credit cards to its customers. In addition, in the 2005 financial year, gift card and voucher sales were £87 million.

Other aspects of the business

Other aspects of the Debenhams business model are explained below under the following headings:

- Customers and competition;
- Debenhams' brand and products;
- Debenhams' stores and service offerings;
- Other retail channels, including Direct and International; and
- Employees and other operations.

Customers and competition

Debenhams' customer base

Debenhams' product mix and broad offering, with a clearly targeted brand and product strategy, allow it to target a wide demographic as well as the aspirational designer segment. Third-party research indicates that customers believe Debenhams provides "breadth of choice" and "value for money" as compared to other leading UK department stores (source: Verdict Customer Satisfaction Index 2006). Debenhams' customer base spans a range of ages and socio-economic groups. The Company's research suggests that approximately 80% of visitors to Debenhams' stores are females, many of whom shop not only for themselves but also for their spouses, partners and families. In the 2005 financial year, approximately 16 million customers visited Debenhams' stores.

Competition

As a multi-category retailer, Debenhams competes with other department stores (such as House of Fraser, John Lewis Partnership and Marks & Spencer), supermarkets and discounters, as well as the specialist retailers in each individual product category. Outside of the department store sector, Debenhams faces competition from retailers of different sizes and with different sales strategies. Amongst others, Debenhams competes against Next and Bhs; fashion retailers such as FCUK, New Look, Topshop and Zara; specialty retailers such as Boots (cosmetics), Adams (childrenswear), Burton (menswear) and Habitat (homewares); discount stores such as Matalan; supermarkets; warehouse clubs; local independent retailers; catalogues; and various internet websites. Debenhams competes with all of these entities for the same customers and they, together, impact Debenhams' pricing strategies and sales.

The department store market is highly competitive, particularly with respect to merchandise selection and quality, store location and design, inventory, pricing, customer service and advertising. Debenhams has the second largest market share among UK department store retailers based on gross transaction value and it competes with national store chains, such as House of Fraser, John Lewis Partnership and Marks & Spencer, premium department stores and smaller regional chains. Marks & Spencer is the market leader in the UK department store sector, with 399 stores in the United Kingdom and Ireland as of October 2005 (source: Verdict), including department stores and regional centres. In addition, Marks & Spencer operates a number of smaller food outlets and other stores that are based on different formats, and has stated it is also planning to expand its homewares offering. Marks & Spencer predominantly sells own brand products. Marks & Spencer differs from Debenhams and its other competitors in the UK market in that a significant proportion of its sales are of food.

John Lewis Partnership operated 26 department stores as of October 2005 and has a particularly strong homewares product offering. During recent years, John Lewis Partnership has made significant investments in modernising and refurbishing its department store portfolio, in its direct sales channels and in increasing the fashion emphasis of its womenswear, menswear and other product categories. John Lewis Partnership also owns the Waitrose supermarket chain and has introduced store formats that sell grocery, homewares and other products.

House of Fraser is the fourth largest department store chain in the United Kingdom and operated 46 department stores as of October 2005 (source: Verdict). Its product categories include clothing, accessories, cosmetics and homewares.

Debenhams' brand and products

Debenhams' brand and product offering is explained below under the following headings:

- Debenhams overall brand and product strategy;
- Own brands (including "Designers at Debenhams");
- Third party brands (both own-bought and concessions);
- Broad range across multiple product categories;
- Pricing and promotional strategy; and
- Gift product offering.

Debenhams' overall brand and product strategy

Debenhams tracks fashion and other trends and carries out a rigorous brand mapping analysis to identify gaps in its product offering and to assist in the design of new product lines. Debenhams also constantly monitors and adjusts the allocation of trading space dedicated to each of its product categories in order to maximise the profit potential of each store, to reflect fashion trends and to provide customers with more product choices.

Debenhams' own bought products are goods that it purchases itself and holds in its inventory until sale. Own bought products consist of both own brands, which are product lines that Debenhams has developed and has manufactured to order, and third-party brands that Debenhams acquires to sell in its stores. During the 2005 financial year, own bought products accounted for 70% of Debenhams' gross transaction value from its stores.

Almost all of Debenhams' stores include concessions, which involve agreements between Debenhams and third parties for the sale of their brand-name products in Debenhams' stores. Debenhams retains an agreed amount on sales of concession products without assuming any stock risk. In the 2005 financial year, 30% of Debenhams' retail gross transaction value was derived from concessions.

Own brands

Debenhams has an extensive portfolio of approximately 55 own brands. Debenhams has its own design and buying teams, which it has strengthened in the recent past, that develop the own brands. These teams also oversee the development and launch of the products and co-ordinate supply arrangements, providing for more effective management of product categories.

In addition to "Designers at Debenhams", Debenhams' portfolio of own brands includes Casual Club, Debenhams, J. Taylor, Maine New England and Red Herring for clothing; and Debenhams for homewares. In the 2005 financial year, six of Debenhams' own brands each accounted for sales (including VAT) of over £50 million. In general, Debenhams achieves higher margins on its own brands than on other goods.

"Designers at Debenhams"

The "Designers at Debenhams" offering is an important part of Debenhams' own brand range and a key differentiator and product icon for the Group's marketing effort. Under the "Designers at Debenhams" banner, Debenhams sells clothing, accessories and homewares designed by well-known fashion designers. There are approximately 25 brands in the portfolio, including BDL by Ben De Lisi, Black by Betty Jackson, Butterfly by Matthew Williamson, Floozie by FrostFrench, J by Jasper Conran, JOHN by John Richmond, Rocha.John Rocha, Star by Julien Macdonald and Reger by Janet Reger. The products, offered under the "Designers at Debenhams" lines are exclusive to Debenhams, and typically the designers agree not to design lines (except for their main designer labels and product categories that are not included in their Debenhams ranges) for competing retailers in the United Kingdom and Ireland.

Designers are only added to Debenhams' collection if Debenhams believes their reputation, customer recognition and product design are sufficiently strong. Debenhams also expands its relationships with designers by extending their product offerings into other categories, with some designers providing product lines ranging from womenswear to homewares. Debenhams continually evaluates and refines the range of designer lines included in its "Designers at Debenhams" offering based on their success. According to Verdict, Debenhams is the "prime mover in own brand development among the traditional department stores."

The Directors believe that the "Designers at Debenhams" collection strengthens its own brand portfolio by enhancing its reputation for fashion, quality and value. The Directors believe that it has contributed significantly

to increases in Debenhams' gross transaction value and intend to continue to expand the range. In the 2005 financial year, "Designers at Debenhams" accounted for sales (including VAT) of £324 million.

Third party brands

Approximately half Debenhams' offer is third party or international brands. Depending on the brand and the risk reward profile, Debenhams will either choose to source a product as own bought (taking staffing costs and stock risk) or via a concession (without staffing cost and stock risk).

Own bought third party brands

Own bought products also include third-party brands that Debenhams acquires to sell in its stores. These third party brands complement Debenhams' own brands, enabling it to fill gaps in its product offering, increase customer choice and attract customers into its stores who are drawn by particular brand names. Products in these categories include Ben Sherman, Clinique, Denby, Estee Lauder, Jane Norman, Kickers, Le Creuset, Levi Strauss and Reebok. Some manufacturers, such as Le Creuset and Meyer, have developed product ranges that are exclusively designed for Debenhams.

Concessions

Almost all of Debenhams' stores include concessions, which involve agreements between Debenhams and third parties for the sale of their brand-name products in Debenhams' stores. Debenhams retains a fixed amount on sales of concession products without assuming any stock risk. Debenhams uses concessions across its product categories when these arrangements offer the most profitable and lower risk way to provide products and/or enhance the choice Debenhams offers to its customers (particularly customers in younger age brackets). Debenhams frequently uses concessions, particularly in higher fashion categories, to mitigate the risk involved in identifying new fashion trends and in areas where Debenhams is introducing new products of which it has limited experience. Over 150 external brands currently operate concessions in Debenhams' stores in the United Kingdom and Ireland including Coast, Dorma, Jane Norman, Jon Richard, Oasis, Royal Doulton, Tripp and Wedgwood.

Debenhams' concession terms usually require concession operators to pay for their own fixtures and fittings, employ their own staff (who must comply with Debenhams' standard in-store procedures), bear the full stock risk on products sold, and participate in Debenhams' schedule of sales and promotional periods. Debenhams' concession agreements can usually be terminated, sometimes after a set minimum period, on six months notice by either party. In certain agreements, however, termination periods are shorter or phase out over a longer period of up to four years.

Debenhams sees concessions as an important part of its ongoing strategy to complement its own bought merchandise by focusing on select concessions which drive increased footfall and average transaction value and in turn higher turnover with relatively lower risk profile.

Broad range across multiple product categories

Within the broad grouping of own bought and concession merchandise, Debenhams offers its customers a diversified range of product categories. These include womenswear, menswear, homewares, health and beauty, accessories, childrenswear and lingerie. Compared to Debenhams' principal department store competitors, Debenhams dedicates more of its trading space to clothing and accessories, which usually generate comparatively higher margins than other product categories.

The following table provides an overview of the contribution from each of Debenhams' principal product categories to its retail gross transaction value for the 2005 financial year:

Product Category	Retail Gross Transaction Value (excluding VAT)
Womenswear	28%
Menswear	17%
Homewares[1]	17%
Health and beauty	14%
Accessories	10%
Childrenswear	6%
Lingerie	5%
Food services	3%

Note:

[1] Homewares division also includes certain seasonal products sold as gifts.

Within the product categories, Debenhams continually reviews its plans so that it can allocate more trading space to its product categories that generate higher sales densities and can improve overall flexibility so that it can devote more space to the products that are in season or that are selling well during any particular period.

Womenswear

Womenswear is Debenhams' largest product offering and accounted for 28% of retail gross transaction value for the 2005 financial year. Womenswear products include formal wear such as suits, trousers and blouses; casual wear such as jeanswear, knitwear and jersey tops; occasionwear such as dresses; and outerwear such as coats and jackets. Own brands offered in womenswear include Casual Club, Debut and J. Taylor. Debenhams also offers a wide range of "Designers at Debenhams" brands, including Black by Betty Jackson, Butterfly by Matthew Williamson, J by Jasper Conran and Rocha.John Rocha. Third-party own bought brands include Kangol and Levi Strauss. The concession operations in Debenhams' womenswear department include, Jane Norman, Oasis, Principles and Top Shop.

Menswear

Menswear is Debenhams' second largest product offering and accounted for 17% of retail gross transaction value for the 2005 financial year. Menswear products include formal wear such as suits, jackets, trousers, shirts and ties; casual wear such as jeanswear, shirts, knitwear, tee shirts and shorts; accessories such as shoes, underwear and socks; and games, gifts and gadgets.

The substantial majority of sales in menswear comes from Debenhams' own bought products. Debenhams' menswear own brands include Maine New England, Osborne, Red Herring and Thomas Nash. Menswear department also offers a wide range of "Designers at Debenhams" brands including J by Jasper Conran, JOHN by John Richmond and Rocha.John Rocha. Key third-party own bought brands include Adidas, Ben Sherman and Nike, and concessions include BMB Menswear (for suits) and Parkes & Wolfe.

Homewares

Homewares is Debenhams' third largest product offering and accounted for 17% of retail gross transaction value for the 2005 financial year. Homewares includes china, cookware, glass, linens and soft furnishings (such as blinds, curtains, cushions, rugs and throws). Debenhams' homewares department includes product offerings such as the bath shop, bed linens, china and cook shop. More expensive purchases such as furniture are sold over the internet and in selected stores. Debenhams own bought homewares lines include Jasper J. Conran and Rocha.John Rocha and other Debenhams own bought brands include Le Creuset and Tefal, and concessions include Royal Doulton, Dorma and Wedgwood. Products sold under the Debenhams name are an important part of Debenhams' homewares offering. Homewares division also includes certain seasonal products sold as gifts.

Health and beauty

Health and beauty, which accounted for 14% of Debenhams' retail gross transaction value for the 2005 financial year, includes the premium cosmetics lines that are an important part of Debenhams' product offering and

"well-being" products that have steadily gained popularity among consumers. The health and beauty department normally occupies space near the front entrance of each store in order to attract customers. Many of Debenhams' stores also offer hairdressing, massage and spa services, which increase the opportunity that Debenhams has to sell its various health and beauty and other products.

Health and beauty products include internationally known brands such as Clarins, Clinique and Estee Lauder, as well as newer brands such as BeneFit. Almost all of Debenhams' sales in health and beauty are of own bought third-party products, although Debenhams often has agreements with the manufacturers of its health and beauty ranges whereby they bear a portion of the cost related to constructing product display areas and the cost of sales staff.

As part of its product strategy, Debenhams also plans to supplement its premium health and beauty offering with more mass market cosmetics brands like Rimmel which will further help improve basket-building and increase average transaction value.

Accessories

Debenhams' accessories accounted for 10% of retail gross transaction value for the 2005 financial year. Accessories include belts, footwear, gloves, handbags, hats, jewellery and watches, scarves, stationery, sunglasses and swimwear. Accessories brands include Fiorelli, J by Jasper Conran, JOHN by John Richmond, Rocha.John Rocha, Tomfoolery by Theo Fennell and Vicenza. Approximately half of accessory sales are concessions, with a majority of concessions in footwear.

Childrenswear

Debenhams' childrenswear department, which accounted for 6% of retail gross transaction value for the 2005 financial year, sells babywear and boys and girlswear up to age 14. The childrenswear department is split by age group and gender for ease of shopping. Childrenswear brands include, J Junior by Jasper Conran, Babbleboom, Tigerlily and Rocha.Little Rocha by John Rocha. The substantial majority of products sold in childrenswear are own bought products. Debenhams seeks to differentiate its childrenswear offering from those of discount stores and supermarkets by focusing on higher fashion products and gift items, including substantial offerings from its "Designers at Debenhams" lines.

Lingerie

Lingerie products include bras, hosiery, lingerie, sleepwear and underwear, and accounted for 5% of Debenhams' retail gross transaction value for the 2005 financial year. Nearly all of Debenhams' lingerie sales are of its own bought brands, including "Designers at Debenhams" lines such as Floozie by FrostFrench, J by Jasper Conran and Reger by Janet Reger, as well as celebrity-endorsed ranges such as those by Caprice. Debenhams is a market leader in offering international lingerie brands such as Gossard, Playtex and Sloggi. Concessions from La Senza and Calvin Klein also operate in Debenhams' stores.

Food services

For the 2005 financial year, Debenhams' restaurants and cafes catered for shoppers through 160 eating establishments, accounting for 3% of retail gross transaction value. Debenhams has two distinct food services formats: a family-style self-service restaurant trading as "The Restaurant" (or "Style Café" in the newer stores) which serves all day meals and snacks and a coffee bar format called "Café Venue" which specialises in coffee and light refreshments. Debenhams' restaurants and cafes are managed in-house on a commercial and profitable basis. The Directors believe that restaurants and cafes in Debenhams' stores enhance the overall shopping experience of its customers and that food service patrons tend to spend more time and money in its stores than other customers. Debenhams' restaurants enable it to make profitable use of space not only by making food sales but also by attracting shoppers to the upper floors of its department stores, where Debenhams' restaurants are usually located.

Pricing and promotional strategy

Debenhams aims to provide value for all of the products that it offers, and constantly monitors customer feedback, competitor price benchmarks and product performance to optimise its prices. Debenhams has a clear price architecture with different price levels for each product type both within and across brands. Debenhams seeks to offer products to customers at entry price points that emphasise the value of its offering and with price levels that encourage customers to trade up to higher priced, higher-quality products.

Debenhams aims to be competitive for each product Debenhams sells. For each product Debenhams sells, Debenhams aims to improve the value of the product to its customers each year by offering new features without raising the product's price.

Traditionally, Debenhams has relied on large end-of-season sales to clear stock from the current and earlier seasons. This practice often requires Debenhams to offer deep discounts on its products in an effort to clear older "terminal" merchandise from its stores and warehouses. Debenhams is now implementing a process of using progressive markdowns on slow-moving products throughout the course of each season rather than relying only on end of season sales. The Directors believe this will limit the need for deeper reductions and allow Debenhams to realise higher margins.

Gift product offering

Customers regard Debenhams as a leading source of gift items, and Debenhams is increasing its gift ranges in all product categories. Gifts are a particularly important part of Debenhams' product offering during the Christmas season, when Debenhams adjusts its offerings to reflect distinct customer shopping behaviours. Debenhams' gift offering is complemented by its gift voucher business, which Debenhams markets to both customers and businesses. In addition, Debenhams launched the first UK department store gift card, a concept that has already gained significant market share in the United States. The gift card is an electronic gift voucher that can have varying amounts of money loaded on to it, the value of which can then be redeemed for merchandise in Debenhams' stores. Gift cards have enhanced the growth of Debenhams' gift voucher business and Debenhams generated £87 million in sales from gift cards and gift vouchers in the 2005 financial year.

Debenhams' stores and service offerings:

Debenhams' stores and service offerings are explained below under the following headings:

- Department stores;
- Store layout and design;
- New department and Desire stores rollout and store refurbishment programme;
- Customer services and wedding gift service; and
- Debenhams store card, branded credit card and other financial services.

Department stores

Debenhams operates 120 department stores in the United Kingdom and Ireland which contributed 97.5% of Debenhams' gross transaction value for the financial year ended 3 September 2005. Debenhams' department stores vary in size and character, from traditional centre-of-town department stores with multiple floors, to newer out-of-town department stores based on a two or three floor open plan design. Debenhams' department stores have an average of 78,000 square feet of total trading space, with two of Debenhams' flagship department stores, on Oxford Street in London and in the Bullring shopping complex in Birmingham, offering total trading space of over 200,000 square feet and 130,000 square feet, respectively.

Store layout and design

The Directors believe the creation of an attractive selling environment is an important aspect of successful retailing. Debenhams devotes a substantial amount of management time to improving store layout and design, together with the visual merchandise. Merchandise is displayed in clearly marked sections that are supported by photographic and point of sale displays to emphasise product quality, fashionability and other benefits. Decisions on space allocations and the range of products that Debenhams offers, including the mix of own bought products and concessions, and the use of "Designers at Debenhams" lines, are made by central management with input from individual stores as to local selling conditions, customer demographics, preferences and competition. Within each product offering, most of Debenhams' products are grouped by brand to reinforce customer brand recognition and enhance the customer's shopping experience. The Directors believe improvements in visual merchandising and in store clarity of the product offer strengthen the development of customer recognition and loyalty.

Over the last few years, Debenhams' management has increasingly focused on improved visual merchandising and fixture development which has helped improve product branding, outfit building and product adjacencies

leading to higher average transaction values. For example, Debenhams is driving average transaction value by merchandising outfits and lifestyles, rather than individual garments, which encourages customers to basket build.

New department and Desire stores rollout and store refurbishment programme

In June 2005, Debenhams launched the first of its Desire by Debenhams stores, a new and smaller concept store featuring a mix of women's fashion, accessories, lingerie and cosmetics. In November 2005, Debenhams opened a second store and a third store was opened in April 2006. Debenhams expects to expand this format into markets that would not be able to support a full department store. There are eight additional Desire stores planned for each of the 2007 and 2008 financial years, and the Directors believe that there is the potential to increase the number of Desire by Debenhams stores to up to 100 stores.

An important part of Debenhams' strategy to increase sales is to continue to expand its department store portfolio, modernise its existing department stores and continue to rollout Desire by Debenhams stores, its new and smaller concept store. Although Debenhams has developed a portfolio of 120 department stores in the United Kingdom and Ireland, the Directors believe that it is still a physically immature business and has the potential to increase to up to 240 department stores in the United Kingdom. Debenhams has signed contracts (including conditional contracts) to open five new department stores (including one resite of an existing department store) by the end of the 2007 financial year and has, in total, signed contracts to open 21 new department stores by the end of the 2011 financial year and is in negotiations to open a further ten new department stores by the end of the 2011 financial year.

At the end of the 2005 financial year, Debenhams traded from 9.1 million square feet of total trading space. By the end of the 2011 financial year, contracted and planned new department stores are expected to add approximately 2.4 million net square feet of trading space to Debenhams' portfolio, increasing its space by approximately 26%. As with the refurbishments, the capital expenditure of a new store has decreased substantially since the Acquisition, reduced by 40% to an average £108 per square foot.

New department store openings, as well as core refurbishments, can have a significant impact on Debenhams' gross transaction value and subsequently, Debenhams' gross merchandising margin, EBITDA and cash flow.

Customer services and wedding gift service

Debenhams is dedicated to providing exceptional customer service to ensure the highest levels of shopper satisfaction. Debenhams monitors its customer service through regular third-party testing of all of its stores. The restructuring of Debenhams' store-based workforce over the last two years has focused on enabling floor staff to provide high levels of customer service. Debenhams has examined all tasks that take place on and off the shop floor and the impact these functions have on the customer. Debenhams aims to increase the customer service it provides by, for example, improving store ready deliveries to allow the store resources to be customer facing. Debenhams also offers a number of specialist services that provide the opportunity to increase sales. These offerings include health and beauty services, a personal shopping service and a wedding gift service.

The Directors believe Debenhams is one of the UK's largest wedding gift service operators. Debenhams' wedding gift service is currently offered in most of its stores. Couples can use a hand held device to scan the bar code of each item they want to include on their list. This information is then downloaded onto Debenhams' central computer system and guests can purchase gifts through touch-screens located in Debenhams' stores, over the internet or through Debenhams' call centre. Wedding gift sales are generally concentrated on homewares products.

Debenhams store card, branded credit card and other financial services

The Debenhams store card is a proprietary credit card provided to Debenhams' customers for use within Debenhams stores and for purchases through Debenhams' internet site. Debenhams has outsourced its store card operations to GE Consumer Finance to 2015 in an agreement that contains certain exclusivity provisions. Unlike the previous profit-sharing arrangement with GE, the agreement is commission based and therefore is no longer subject to credit losses or GE operational costs. Payments to Debenhams are made up of a number of components including a commission on purchases made by customers using the card, which in part covers Debenhams' operational and marketing costs. Additionally, Debenhams receives a percentage of net revenue from the credit operations that is initially lower and follows a stepped increase in the first four years before reaching a flat rate for the remaining period of the contract. In part, in lieu of this reduced profit share for the first four years, Debenhams receives a number of cash payments over this period. In return for a payment per new card opened, Debenhams has granted GE cross sell rights for GE branded credit products that do not conflict with the

Debenhams' branded credit products. In September 2005, Debenhams introduced a branded credit card as an alternative credit product in order to increase customer choice while offering a lower APR. Debenhams' branded credit cards allow customers not only to make purchases at Debenhams stores but also at any other location where Mastercard is accepted for the purchase of goods and services.

Holders of the Debenhams store and credit cards ("account cards") are entitled to privileges such as special sale previews. In addition, certain customers are eligible for Debenhams' gold card status, which entitles them to additional benefits such as a 20% discount on purchases in Debenhams restaurants and cafés. Debenhams intends for these privileges to develop increased customer loyalty and allow Debenhams to learn more about its customers' preferences so that Debenhams can better tailor its product offerings to satisfy their preferences. Debenhams uses data collected from its cardholders for its direct marketing efforts and to offer special cardholder events.

As of 3 September 2005, Debenhams had approximately 2.5 million account cardholders who used their account cards or carried balances during the preceding 12 months. Debenhams estimates that account cards were used to make purchases of approximately £600 million at Debenhams during the 2005 financial year, representing approximately 27% of Debenhams' total retail gross transaction value for that period. The gold and classic cardholders spend seven times and 2½ times the average customer spend, respectively. Customer data indicates that holders of the Debenhams account cards make more frequent purchases and are more loyal than customers that are not holders of the card.

Debenhams has conducted trial offerings over the last two years on a range of additional financial services. As a result of these trial offerings, Debenhams has rolled out travel, wedding, personal accident, home and motor insurance, as well as identity theft protection and child trust funds. The Directors expect that these additional financial services and other products being tested will further strengthen Debenhams' relationship with its customers by expanding the products Debenhams provides them.

Debenhams also participates in the Nectar Card loyalty programme, which allows holders to earn redeemable award points for purchases at Debenhams' stores and other participating retailers and service providers, such as BP and Sainsbury's.

Other retail channels, including Direct and International

Direct sales

At the time of the Acquisition, Debenhams' direct sales division generated sales through Debenhams' internet website, a mail-order catalogue and an in-store ordering service. The catalogue business was loss making and was closed in the autumn of 2004. Debenhams' direct sales division now focuses solely on internet sales and was profitable in the 2005 financial year. Product offerings on the website include goods available in Debenhams' department stores, in addition to larger homewares products, such as furniture, and other clothing lines. Sales in the direct sales division are supported by production, business development and marketing teams.

Debenhams has entered into a contract with IBM UK to develop a website upgrade, the first phase of which is expected to be completed this summer.

International franchises

In 1997, Debenhams opened its first international franchise store in Bahrain. Debenhams now has 29 international franchise stores that its regional partners operate in 14 countries, being Bahrain, Cyprus, the Czech Republic, Denmark, Iceland, Indonesia, Kuwait, Malaysia, the Philippines, Qatar, Saudi Arabia, Sweden, Turkey and the United Arab Emirates. International sales (sales by Debenhams to its franchisees) in the 2005 financial year were £35.2 million, representing 1.7% of Debenhams' total gross transaction value, of which the Middle East is the most important franchise region. A further 15 stores are scheduled to open by the end of the 2008 financial year. It is anticipated that, by the end of the 2009 financial year, there will be approximately 70 international franchise stores (compared to 29 currently). The Directors also believe the Desire by Debenhams concept is capable of being developed internationally.

Under Debenhams' arrangements with the franchise operators, Debenhams supplies products to the franchise stores and is paid the cost of these products plus a margin, and also retains a percentage of gross transaction value from sales of products from third-party suppliers. Each season Debenhams recommends price positions and product trends to its international franchise partners and inspects stores on a quarterly basis. Debenhams and the franchise store work together to agree on profile ranges. Specific store strategies and product ranges depend on local selling conditions, which often include different customer shopping habits and seasonal trends. As a result,

Debenhams' franchise partners generally stock their stores with merchandise from Debenhams' general product lines and supplement these offerings with product lines from other suppliers. Debenhams processes international store merchandise through its UK distribution centres.

Debenhams often seconds a small number of employees to the franchise stores for short periods of time and contributes management, marketing, store opening and training support. The franchise partner is responsible for the financial investment required to acquire the store site, open the store, manage working capital and acquire stock. Debenhams provides photographics, graphics, signage and an operating manual free of charge to the franchise store. Fixtures and fittings can be purchased by the franchise store from Debenhams at cost or can be sourced locally to Debenhams' specifications. Franchise agreements generally are long-term arrangements (generally between ten and 20 years) that can be usually terminated, among other reasons, for failure to meet agreed-upon development and performance targets or after a change of control of Debenhams' franchise partner. Debenhams' licences its registered trademark to its franchise partners as appropriate for use in their franchise territories. Debenhams generally does not commit capital or invest directly in a franchise store, except in Cyprus where Debenhams acquired a 10% interest in the franchisee.

Employees and other operations

Employees and other operations are explained below under the following headings:

- Employees;
- Property;
- Suppliers and logistics;
- Advertising and marketing;
- Information technology;
- Intellectual property;
- Insurance; and
- Regulatory matters.

Employees

As of 4 March 2006, Debenhams employed 20,262 people worldwide, nearly all of whom work in the United Kingdom and Ireland, of which 37% were full time and 63% part time. Debenhams also has a small sourcing office in Hong Kong. In addition, Debenhams hired approximately 8,000 temporary employees to work in its stores during different stages of the 2005 Christmas season. The following table reflects the number of Debenhams' employees as of the dates indicated:

Employees	As of 30 August 2003	As of 28 August 2004	As of 3 September 2005	As of 4 March 2006
Head office base head count[1]	1,638	1,345	1,423	1,449
Stores base head count[2]	19,556	16,302	17,042	16,937
Customer contact centre & HR connect	N/A	126	160	193
New stores	N/A	264	1,947	1,876
Total head office	1,638	1,471	1,583	1,642
Total stores	19,556	16,440	18,829	18,620
Total	21,194	17,911	20,412	20,262

Note:

(1) Reflects the headcount for each relevant period relating to head office operations existing as of 30 August 2003.

(2) Reflects the headcount for each relevant period relating to stores and their operations existing as of 30 August 2003 (which includes in each period store switchboard and HR support that was transferred from individual stores to the Customer contact centre and HR connect in 2004).

As part of Debenhams' initiative to increase efficiency and reduce costs across its business, in early 2004 Debenhams reduced the number of employee positions in its head office and in its stores by approximately 2,000. Headcount still remains below August 2003 numbers although 17 new stores employing around 2,000 new employees have been added to the portfolio during this time. Head office headcount at 4 March 2006 includes 193 human resources and customer contact centre employees who were previously categorised as stores headcount. In the United Kingdom, Debenhams has an employee consultation forum although it currently has no

collective bargaining arrangements with any trade union. For employees in its stores in Ireland, Debenhams has an agreement with Mandate, the union of retail, bar and administrative workers, pursuant to which Debenhams follows an established negotiation process to make changes to terms and conditions of employment and proposed business transfers. The Directors believe Debenhams' relations with its employees and the labour unions are good.

In addition to their salary, some head office staff, store managers and sales managers are eligible for an annual bonus which is based on a combination of Debenhams' overall profits and sales and/or specific sector or departmental factors. Store managers and sales managers' bonuses are based on store performance. Typically a store manager could earn up to 30% of base salary as a bonus and a senior manager could earn up to 50% of base salary as a bonus. Retail staff participate in a number of incentive initiatives that match the retail calendar. Managers also receive other benefits, including private medical cover and cars that are offered under a flexible reward scheme. Debenhams also provides personal accident insurance for all staff, together with a sliding scale of staff discounts.

A total of 37 senior employees (including Michael Sharp but no other Executive Director) have an indirect interest in 18,416,400 Shares and hold directly loan notes with a value of £19.6 million by virtue of their interests as limited partners in the Baroness Employee Limited Partnership (the "Partnership"). The Baroness Employee General Partner Limited (the "General Partner") (as general partner of the Partnership) intends to transfer 30% of the Shares held in the Partnership to the limited partners. The limited partners may sell these Shares at any time. The General Partner does not intend to make any further disposals or distributions of Shares for a period of twelve months following Admission.

In addition, selected senior managers and employees participate in the Employee Option Plan, which was established in September 2004, giving them the right in certain circumstances (including on the Offer) to acquire Shares, at a specified option price per Share, and to receive the gain on a fixed income loan note and the proceeds of the redemption of a deep discount bond (the "Non-Equity Instrument"). In total, options have been granted over 6,913,300 Shares to some 300 employees. The Debenhams Retail Employee Trust 2004 holds 11,325,550 Shares for the purpose of satisfying these options and otherwise for the benefit of employees of the Group.

On Admission, an option will become exercisable as to the entire Non-Equity Instrument and 50% of the Shares comprised in an option for a period of one month and will lapse, to the extent unexercised, at the end of that period. The remaining 50% of the Shares comprised in an option will become exercisable on the first anniversary of Admission for a period of one month and will lapse, to the extent unexercised, at the end of that period.

Participants who choose to exercise the relevant proportion of their option immediately on Admission will be entitled to sell into the Offer all the Shares they acquire on the exercise of their option.

Property

Debenhams' principal executive offices are located at 1 Welbeck Street, London. Debenhams leases its executive offices in London, its administrative centre in Taunton, its distribution centres and its stores. Although Debenhams does not have a standard lease for every department store, lease terms are typically between 25 and 99 years, with upwards-only rent reviews every five years based on an assessment of the open market rental value of the property at the time of the review. In general, these leases contain industry standard terms, including requirements that Debenhams bears the cost of repairs and insurance for the leased facilities. Some of these leases contain clauses that require Debenhams to keep its premises open during the term of the lease. Also some leases provide for an additional turnover rent to be paid. Debenhams is likely to lease its new store properties.

In 1988, The Burton Group plc (now known as Arcadia Group Limited) sold a number of properties to Lloyds Property Investment Company Limited (of which £42.7 million related to Debenhams) by way of 125-year leases at peppercorn rentals. Lloyds Property Investment Company Limited leased back the properties on the basis of full tenant repairing sub-leases for terms of 125 years. Debenhams currently holds ten of its department stores by way of such sub-leases.

The rentals payable under the relevant lease arrangements are structured so as to give the lessors a variable financing return linked to LIBOR in the first 25 years. In the early years the amounts payable are below LIBOR and in the later years, in excess of LIBOR. The financing costs over the 25 year period are allocated so as to achieve an average annual funding cost which is consistent with LIBOR.

In the following ten years the rental payments are fixed and comprise interest and capital.

For the remaining 90 years, open market rents are payable (subject to upwards and downwards review every five years). These property sub-lease obligations are secured by a fixed charge over the corresponding Group properties.

In February 2005, Debenhams concluded a transaction with British Land in relation to 23 of its stores, totalling 3.28 million square feet. British Land (indirectly through its wholly owned subsidiary Delta Retail Properties Limited) acquired an interest in the companies owning the properties and Debenhams Retail plc leases these stores. The terms of the leases are 30 or 35 years. The rents are subject to fixed annual increases for the first 15 years. The fixed increases are at the rate of 2.5% until the end of the sixth year, 3.0% for the next four years and 2.5% for the remaining five years. The rents payable from 25 March 2019 are the higher of the rents payable immediately prior thereto increased by 2.5% and the open market rent. These rents are then reviewed at five yearly intervals in an upwards direction only to the open market rent. The reviews at 25 March 2019 and subsequent reviews are subject to minimum specified rents calculated by taking the initial rent payable under the relevant lease and increasing it annually by 2.5% between the commencement of the lease and the relevant review date. In general, these leases contain industry standard terms, including requirements that Debenhams bears the cost of repairs and insurance for the leased facilities and include options to renew.

Suppliers and logistics

One of the areas of focus for the management team since the Acquisition has been ensuring the development of a supply chain which allows Debenhams to compete effectively with its key competitors.

Debenhams concentrates its sourcing of products around three main sourcing hubs: China, Turkey and India. Debenhams decides where to have particular products manufactured based on a variety of factors, primarily quality and value. For products where Debenhams needs to make manufacturing decisions as late as possible because of uncertain fashion trends or other reasons, Debenhams will choose manufacturers with shorter lead times. Debenhams intends to continue to grow these vertical sourcing hubs. Ongoing initiatives to improve the sourcing strategy include growing the amount of direct sourcing, reducing hanging shipped products, improving accuracy of shipments and utilization of container loads, stock management improvements and volume related discount based upon mutually beneficial business growth.

Since the Acquisition, management has reduced the average lead time across clothing product categories from 18 weeks to 13 weeks for own bought products. This has been achieved through the integration of design into the buying and merchandising team, increased buying frequency and a faster replenishment cycle through dual sourcing.

Since the Acquisition, Debenhams has also focused on extracting the benefits of working with fewer, and the Directors believe, better suppliers which has aided Debenhams in developing stronger relationships and improving profitability. Since the 2003 financial year, Debenhams has reduced the number of its suppliers from approximately 579 to 380 by the end of the 2005 financial year, while the proportion of its top 30 suppliers has increased from 47% to 49% over the same period.

Debenhams has three main operational distribution centres, two of which are located in Northampton (Lodge Farm and Brackmills) and one is located in Peterborough. Debenhams opened its new 700,000 square foot distribution centre in Peterborough in July 2005. The opening of the new distribution centre has allowed Debenhams to shift its operational demands from two smaller distribution centres (one of which is now closed and one which Debenhams expects to close in June 2006) while extracting significant operational improvements.

Advertising and marketing

Debenhams promotes the Debenhams brand, its own brands and the third-party brands that Debenhams offers in its stores. Debenhams frequently engages in joint branding and marketing campaigns with providers of products included in its health and beauty department, and is seeking to increase the use of joint campaigns with third-party brands sold in other areas.

In the 2004 financial year, Debenhams launched the "Styling the Nation" campaign with the aim of targeting a wider audience, reaching younger more fashionable customers without alienating core customers. The focus also has been on "Designer at Debenhams" products and "making the catwalk more accessible to a wider audience". Debenhams conducted four premium advertising campaigns during the 2005 financial year across a variety of channels, including print, radio and television media and the internet, to reach national and local markets. Debenhams' latest television advertising campaign features a number of its designers from the "Designers at Debenhams" range endorsing their exclusive Debenhams collections and reinforcing the differentiating proposition of "Designers at Debenhams."

In addition, Debenhams conducts targeted mailings to customers based on information from the Nectar card and its proprietary store card databases, offers special events for its cardholders and includes advertising inserts in store card bills sent to customers.

Debenhams has also successfully launched the Desire Magazine, fully funded through supplier advertising, which showcases the latest fashion trends and products encouraging readers to visit the stores.

Information technology

Debenhams' central network operations are located in its Taunton administrative centre. The Directors believe that information technology, or IT, is an important tool for the management of Debenhams' business. Consequently, Debenhams invested just under £110 million in its IT from the 2000 financial year through the 2005 financial year. Each of Debenhams' stores is equipped with electronic point of sale tills with chip and pin devices that record sales information and distribute it to a central retail information system that manages and controls its inventory. This is further augmented by a range of planning and forecasting tools, proprietary markdown computer models and other analytical capabilities including a data warehouse. Debenhams also uses advanced computer-aided design systems to support the quick, efficient development and design of new ranges of own brands. Images created by the design systems are retained for use in store design, advertising and planning, and are distributed to Debenhams' suppliers to ensure that products are produced in accordance with its quality and design specifications. Other operational capabilities include a warehouse management system and a business to business collaboration system. Debenhams is currently redeveloping its eCommerce capability for launch in early summer 2006 to grow its online business and its future multi-channel capability. A business continuity facility is in place to provide continued IT operations in the event of disaster at the Taunton or London sites. Capital investment in the current 2006 financial year is planned to be £15 million and it is anticipated that a similar level of spend will be required over the next several years. In addition, the Directors anticipate that approximately £3.5 million of incremental investment would be required to make Debenhams' systems euro compliant, should the United Kingdom introduce the euro.

Intellectual property

Debenhams owns the rights to the Debenhams name, which is Debenhams' most important trademark and which Debenhams has registered in over 50 countries. Debenhams uses the Debenhams name as a trade name, as a trademark in connection with various merchandise and as a service mark. Debenhams has also registered numerous trademarks in connection with its own brand products in both the United Kingdom and abroad, and has licences to use the names of the brands that are part of its "Designers at Debenhams" offering. Debenhams licences its registered trademarks to its franchise partners as appropriate for use in their franchise territories. Debenhams has registered variations of the "Debenhams" domain name and other domain names with the appropriate authorities in the United Kingdom and abroad. In general, Debenhams owns the copyrights in the designs created or commissioned by Debenhams. Debenhams also owns certain intellectual property rights with respect to customer data associated with its store card, to which Debenhams grants its store card provider limited access. Debenhams has no material patents. Debenhams regards its trademarks and other intellectual property as valuable assets in the marketing of its products and takes appropriate action when necessary to protect them.

Insurance

Through its insurance brokers, Debenhams arranges insurance to cover risks associated with operating a general retail organisation, such as property damage, terrorism, business interruption, public and product liability, employer's liability and directors and officers liability.

Regulatory matters

Debenhams offers certain financial services to its customers, including the Debenhams store card, an account card and its insurance offerings, each of which is subject to various degrees of government regulation. Debenhams' store and credit card operations are subject to numerous laws, including laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and these regulations change from time to time. Debenhams provides its financial services in partnership with third parties.

Debenhams' operations are also subject to governmental regulation from UK, Irish and European Union and other international regulatory authorities concerning, among other things, export and import quotas and other customs regulations; consumer and data protection; the advertisement, promotion and sale of merchandise; product safety; the health, safety and working conditions of Debenhams' employees; the safety of Debenhams' stores and their accessibility for the disabled; the safety of Debenhams' food products; environmental matters; and Debenhams' competitive and marketplace conduct.

PART 3: DIRECTORS AND CORPORATE GOVERNANCE

Directors

The following table lists the names, positions and ages of the Directors:

Name	Age	Position(s)
John Lovering	56	Chairman
Rob Templeman	48	Chief Executive Officer
Chris Woodhouse	44	Finance Director
Michael Sharp	49	Chief Operating Officer
Philippe Costeletos	40	Non-Executive Director
Adam Crozier	42	Independent Non-Executive Director
Jonathan Feuer	43	Non-Executive Director
Richard Gillingwater	49	Senior Independent Non-Executive Director
Peter Long	53	Independent Non-Executive Director
Dennis Millard	57	Independent Non-Executive Director
Guido Padovano	50	Non-Executive Director
Paul Pindar	47	Independent Non-Executive Director

John Lovering became director of Baroness Holdings UK Limited in September 2003, Chairman of Debenhams Limited in December 2003 and a director of the Company in April 2006. From 1996 to 2002, he served as Chairman of Birthdays Group Limited. Concurrently, he also served as Chairman of Fired Earth Limited from 1998 to 2001, the Peacock Group from 1997 to 2004, Odeon Cinemas Limited from 2000 to 2003, The Laurel Pub Company Limited from 2002 to 2005, Homebase Group Limited from 2000 to late 2002 and Fitness First Limited from 2003 to 2005. From 1992 to 1995, Mr Lovering was Chief Operating Officer of Tarmac Limited and, from 1988 to 1992, Mr Lovering was Finance Director of Sears Limited, whose holdings at the time included the Selfridges department stores. Mr Lovering is also currently a director of New House Farm (Bodiam) Limited, New House Leisure Limited, Halfords Holdings Limited, Ermes Department Stores Public Limited (Debenhams' Cyprus franchisee) and Somerfield Limited, where he is also chairman. Mr. Lovering is also a partner of Lovering and Lovering, Echelon Capital LLP and Echelon Investments LLP.

Rob Templeman became director of Baroness Holdings UK Limited in September 2003, Chief Executive Officer of Debenhams Limited in December 2003 and a director of the Company in April 2006. Mr Templeman has also served as Chairman of Halfords Group plc since February 2003. From March 2001 to February 2003, he served as Chief Executive Officer of Homebase Group Plc and between 1990 and 2000 he was Chief Executive Officer of Harveys Furnishing plc. He is currently a director of Halfords Holdings Limited.

Chris Woodhouse became a director of Baroness Holdings UK Limited in September 2003, the Company in April 2006 and Executive Director and Chief Financial Officer of Debenhams Limited in December 2003. Since February 2003, Mr Woodhouse has been a director of Halfords Holdings Limited and previously he served as the Deputy Chairman of Halfords Group plc. From March 2001 to February 2003, he was Commercial Director and Deputy Chief Executive Officer of Homebase Limited. Previously, Mr Woodhouse served as Finance Director of various companies including Birthdays Group Limited and Superdrug Stores plc, which was then a division of Kingfisher plc. Mr Woodhouse, a Fellow of the Institute of Chartered Accountants in England and Wales, was voted Finance Director of the Year in 2002 and is an Associate of the Association of Corporate Treasurers.

Michael Sharp became a director of Debenhams Limited in 1999, and was appointed its Chief Operating Officer in January 2004. He became a director of the Company in April 2006. From 1997 to 2004, Mr Sharp was Trading Director of Debenhams Limited, and previously served from 1985 to 1997 in various capacities within the Burton Group, including as Managing Director of Principles and Racing Green and Buying and Merchandising Director of Top Shop and Top Man. Prior to joining The Burton Group Mr Sharp worked for Littlewoods and Sears.

Philippe Costeletos became a director of Baroness Holdings in September 2003, a director of the Company in April 2006 and is a Partner of Texas Pacific Group Limited, which he joined in 2003. From 1995 to 2002, Mr Costeletos was a member of the Management Committee at Investcorp Limited. Prior to joining Investcorp, he worked at JPMorgan Capital. Mr Costeletos is also currently Chairman of TIM Hellas SA, Vice Chairman of Q Telecom SA and a Director of Sparkle Fashion Limited.

Adam Crozier became a director of the Company in April 2006. Mr Crozier has served as Chief Executive of Royal Mail since 2003. From 2000 to 2002, he was Chief Executive of the Football Association Limited. He joined Saatchi & Saatchi UK Limited in 1988 and he served as Joint Chief Executive there from 1995 to 1999.

Jonathan Feuer became a director of Baroness Holdings UK Limited in September 2003, a director of the Company in April 2006 and is a managing partner of CVC Capital Partners. He joined CVC in 1988, having previously worked in the Corporate Finance Department of Baring Brothers & Co Ltd and for Ernst & Whinney Limited, where he qualified as a chartered accountant. Mr Feuer also serves on the Board of Directors of CVC Capital Partners Ltd, IG Group Limited and Halfords Holdings Limited.

Richard Gillingwater became a director of the Company in April 2006 and has been appointed as senior independent Non-executive Director. Mr. Gillingwater is also Chief Executive of the Shareholder Executive and is currently a director of Faber Music Holdings Limited, Faber Music Limited, Rights Worldwide Limited and Tomkins plc. His past directorships include Homebase Limited, Kidde plc, The Peninsular and Oriental Steam Navigation Company and Qinetiq. Mr. Gillingwater is also Head of the Shareholder Executive, the body responsible for the Government's shareholdings in major publicly owned businesses.

Peter Long became a director of the Company in April 2006. Mr Long has served as Chief Executive of First Choice Holidays plc since 1999 and served as Managing Director from 1996 to 1999. He is currently a Non-Executive Director of Rentokil Initial plc. He was Chief Executive of Sunworld Holidays Limited from 1991 to 1996. He served as Non-Executive Director at RAC plc from 2000.

Dennis Millard became a director of the Company in April 2006. He was Group Finance Director of Cookson Group plc from 1996 until 2005. His previous executive positions included that of Finance Director of Medeva plc from 1994 to 1996 and directorships at the Plate Glass Group, a South African public company from 1980 to 1993. He was a non-executive director and chairman of the audit committee of both Exel plc (2003-2005) and Arc International (2000-2003) and is currently a non-executive director of Xchanging Limited. Mr. Millard is a member of the South African Institute of Chartered Accountants.

Guido Padovano became a director of Baroness Holdings in September 2003 and a director of the Company in April 2006. He is a Managing Director in the Merrill Lynch Global Private Equity Division, with a focus on Europe (since 2003) and Latin America (since 1998). In that capacity, Mr Padovano has served on various Boards of Directors, and currently also serves on the Board of Directors of Cremer Holdings, L.L.C., Despegar.com, Inc. and Rexel S.A.

Paul Pindar became a director of the Company in April 2006. He has served as Chief Executive of The Capita Group plc since 1999 and was previously a Managing Director in 1991 and Finance Director in 1987. From 1985 to 1987, he was an Investment Controller of 3i plc.

Business address

The business address of all the Directors and the registered office of the Company is 1 Welbeck Street, London, W1G 0AA.

Appointment of Directors by Principal Shareholders

In a letter of 21 April 2006, the Company agreed with each of the CVC Shareholder Group and the TPG Shareholder Group that they may each appoint one Director to the Board of the Company for so long as they hold at least 10% of the Company's issued share capital.

Corporate governance

Combined Code

As envisaged by the Combined Code, the Board has established three committees: an audit committee, a nomination committee and a remuneration committee. If the need should arise, the Board may set up additional committees as appropriate.

The Combined Code recommends that at least half the board of directors of a UK listed company, excluding the chairman, should comprise non-executive directors determined by the board to be independent in character and judgement and free from relationships or circumstances which may affect, or could appear to affect, the director's judgement. As the Board will consist of the Chairman, three Executive Directors, five independent Non-executive Directors and three Non-executive Directors who are not independent by virtue of their relationships with the Principal Shareholders, the Company will not comply with this recommendation of the Combined Code. As the three Non-executive Directors that are not independent, Philippe Costeletos, Jonathan Feuer and Guido Padovano, have made a valued contribution to the Board since they became Directors and that contribution is expected to continue, and the Board will have five strong independent Non-executives Directors, the Board is satisfied that no individual will dominate the Board's decision taking, no undue reliance will be placed on particular individuals

and the Board will be capable of operating effectively on Admission. The Company will comply with the Combined Code in all other respects.

Audit committee

The audit committee's role is to assist the Board with the discharge of its responsibilities in relation to internal and external audits and controls, including reviewing the Group's annual financial statements, considering the scope of the annual audit and the extent of the non audit work undertaken by external auditors, advising on the appointment of external auditors and reviewing the effectiveness of the internal control systems in place within the Group. The audit committee will normally meet not less than three times a year.

The audit committee is chaired by Dennis Millard and its other members are Adam Crozier, Richard Gillingwater, Peter Long and Paul Pindar. The Combined Code recommends that all members of the audit committee be non executive directors, independent in character and judgment and free from any relationship or circumstance which may, could or would be likely to, or appear to, affect their judgment. The Board considers that the Company complies with the requirements of the Combined Code in this regard, and the chairman of the Committee has recent retail and financial experience.

Nomination committee

The nomination committee assists the Board in determining the composition and make up of the Board. It is also responsible for periodically reviewing the Board's structure and identifying potential candidates to be appointed as Directors, as the need may arise. The nomination committee also determines succession plans for the Chairman and Chief Executive. The nomination committee will meet when appropriate.

The nomination committee is chaired by Paul Pindar and its other members are Richard Gillingwater, John Lovering and Dennis Millard. The Combined Code recommends that a majority of the nomination committee be non executive directors, independent in character and judgment and free from any relationship or circumstance which may, could or would be likely to, or appear to, affect their judgment. The Board considers that the Company complies with the requirements of the Combined Code in this regard.

Remuneration committee

The remuneration committee recommends what policy the Company should adopt on executive remuneration, determines the levels of remuneration for each of the Executive Directors and recommends and monitors the remuneration of members of senior management. The remuneration committee will also generate an annual remuneration report to be approved by the members of the Company at the annual general meeting. The remuneration committee will normally meet not less than twice a year.

The remuneration committee is chaired by Richard Gillingwater, and its other members are Adam Crozier, Peter Long and Dennis Millard. The Combined Code recommends that all members of the remuneration committee be non executive directors, independent in character and judgment and free from any relationship or circumstance which may, could or would be likely to, or appear to, affect their judgment. The Board considers that the Company complies with the requirements of the Combined Code in this regard.

Model code

The Company has adopted, with effect from Admission, a code of securities dealings in relation to the Shares which is based on, and is at least as rigorous as, the model code as published in the Listing Rules. The code adopted will apply to the Directors and other relevant employees of the Group.

The section that follows should be read in conjunction with "The business" in Part 2 and "Financial information" in Part 5. Prospective investors should read the entire document and not just rely on the information set out below. The audited combined and consolidated financial information of the Group for each of the three financial years ended 3 September 2005 referred to in this discussion is in respect of the underlying business of the Group, which has been owned under various different corporate structures during the three financial years ended 3 September 2005, and has been prepared in accordance with UK GAAP. The audited consolidated financial information of the Group for the 26 week period ended 4 March 2006 and the 26 week period ended 26 February 2005 referred to in this discussion has been prepared under International Financial Reporting Standards, as adopted for use in the EU ("IFRS"), including International Accounting Standards ("IAS") and Interpretations, adopted by the International Accounting Standards Board ("IASB"). In addition, the Group has prepared restated consolidated financial information for the year ended 3 September 2005 in accordance with IFRS, which appear in Section B of Part 5. For a discussion of the main differences between IFRS and UK GAAP, see Section B of Part 5.

In this Part 4, unless otherwise indicated, the "Group," and "Debenhams" and other similar terms refer to Debenhams plc or its predecessor and its consolidated subsidiaries.

Presentation of financial information

Percentages in tables have been rounded and accordingly may not add up to 100%. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data. Unless otherwise stated herein, all gross transaction value amounts are reported exclusive of value added tax.

Overview

Debenhams is a leading multi-category retailer in the United Kingdom with a strong presence in key product categories such as womenswear, lingerie, accessories, menswear, childrenswear, homewares, health and beauty and food services.

Key definitional terms for the profit and loss accounts

Group turnover, Revenue and Gross transaction value

The term "Group turnover," as discussed in this Part 4, unless otherwise indicated, means Debenhams' turnover in accordance with UK GAAP, which is equivalent to gross transaction value less payments to concessions, staff discounts and costs related to points awarded under the Nectar Card loyalty programme. Debenhams' gross transaction value and Group turnover consists primarily of:

- sales of merchandise in Debenhams' stores across the United Kingdom and in Ireland, which contributed 97.5% of Debenhams' gross transaction value in the 2005 financial year;
- sales of Debenhams' merchandise from its international sales division, which contributed 1.7% of Debenhams' gross transaction value during the 2005 financial year and which, as of 4 March 2006, constituted 23 international franchise stores. Since 4 March 2006, Debenhams has opened an additional six international franchise stores; and
- sales of merchandise from Debenhams' direct sales division (being sales made through Debenhams' internet website), which contributed 0.8% to Debenhams' gross transaction value during the 2005 financial year.

In its stores, Debenhams primarily sells own bought products, which are products that Debenhams purchases itself and holds in its inventory. Debenhams' own bought products include its own brands and third-party brands. Debenhams also generates gross transaction value from sales of branded concession products on which it retains a pre-negotiated percentage of gross transaction value ("concession net margin") and for which Debenhams bears no stock holding risk.

The term "Revenue" is used by the Group in its financial information prepared in accordance with IFRS and is equivalent to the term "Group turnover" under UK GAAP.

Gross transaction value (which is a non GAAP measure) presents sales excluding VAT on a gross basis, including the sales excluding VAT of concessions rather than just the commission received from them. The Directors believe gross transaction value represents a guide to the value of the overall activity of the Group.

Changes in Debenhams' gross transaction value, Group turnover and Revenue from period to period are generally affected by the following factors:

- the prices at which Debenhams sells its merchandise, which are equal to the original price Debenhams seeks to obtain for its merchandise less any temporary promotional price reductions or permanent clearance markdowns;
- the volume of merchandise sold and changes in the mix of products sold within Debenhams' different product categories, both of which are impacted by its allocation of trading space across product categories;
- the mix of customer purchases across various price levels;
- the level and effectiveness of Debenhams' advertising, marketing, customer loyalty initiatives and promotions;
- the opening of new stores, including Desire by Debenhams stores, and store modernisations/refurbishments;
- the quality and availability of its products;
- general economic and market conditions;
- the extent to which Debenhams accurately predicts, plans for and implements trends (including fashion trends);
- competition from Debenhams' retail competitors, which may impact sales of Debenhams' merchandise and its pricing policies; and
- seasonality and weather.

In addition to the factors set forth above, changes in Debenhams' Group turnover and Revenue from period to period are impacted by changes in Debenhams' mix of own bought and concession products sold, the amount of gross transaction value that Debenhams retains in connection with concession sales, the level of credit sales (including store cards sales) and the Nectar Card loyalty programme including costs related to points awarded under such programme.

Cost of sales

Cost of sales consists of direct merchandise costs (the cost of purchasing Debenhams' own bought merchandise from its international and domestic suppliers, including freight and delivery charges, taxes and foreign exchange gains or losses) and other direct cost of sales. Debenhams' other direct cost of sales primarily consist of the following:

- payroll for its store staff, including salaries, bonuses, social security and pension costs;
- establishment costs such as rent, amortisation of landlord and developer contributions received, rates, service charges, and other operating costs at Debenhams' stores, including cleaning, maintenance, energy and sundry costs;
- depreciation expense related to capital expended on its stores;
- various corporate overhead costs, including costs associated with its management, buying and merchandise, communications and marketing, advertising, food services, press office and market research and certain other information technology systems;
- the majority of non-distribution costs associated with operating its direct sales and international sales divisions; and
- all costs associated with providing Debenhams' store card.

Changes in Debenhams' direct merchandise costs from period to period are affected by a number of factors, including:

- exchange rate fluctuations (Debenhams purchases own bought goods totalling approximately US$200 million per annum);
- the amount of duties paid on purchases from outside the EU;
- freight cost increases as a result of shortages of supply or increases in oil prices;
- the base price of fabric and raw material costs, as well as costs of individual garment components;

- the level of tariffs imposed on Debenhams by regulatory authorities from certain countries;
- manufacturing costs (both labour and overhead costs);
- discount levels agreed with suppliers; and
- the method of purchase from a supplier or through a third party.

Changes in Debenhams' other direct cost of sales from period to period are affected by a number of factors, including:

- the general level of payroll and benefit increases given to its store employees;
- rental increases agreed to as part of Debenhams' store lease agreements;
- the opening of new stores, including pre-opening costs, the related impact of amortisation of landlord and developer contributions received, and the modernisation of existing stores, including the associated depreciation charge;
- changes in costs associated with Debenhams' direct sales and international sales divisions;
- the level of Debenhams' marketing and advertising costs, including costs associated with market research;
- costs relating to the volume of merchandise sold, including increases in transaction charges related to credit card usage; and
- changes in costs associated with providing Debenhams' store card.

Distribution costs

Distribution costs consist primarily of the costs of operating Debenhams' distribution centres and the costs associated with transporting merchandise from Debenhams' distribution centres to its stores. Most of these distribution costs are incurred pursuant to Debenhams' distribution contract with Exel UK Limited (a subsidiary of Deutsche Post AG), to whom Debenhams outsources the majority of its distribution functions.

Changes in Debenhams' distribution costs from period to period are affected primarily by the following factors:

- the terms and conditions of Debenhams' distribution contract with Exel UK Limited;
- the volume and weight of Debenhams' merchandise transported;
- the method of transport and distance over which Debenhams' merchandise is transported;
- the total number of Debenhams' distribution centres and any opening or closing costs;
- the cost of the new Peterborough distribution centre, including the depreciation of the capital costs relating to the construction of the warehouse;
- the rental expense related to Debenhams' distribution centres;
- the general level of payroll and benefit increases given to Exel UK Limited distribution staff; and
- the growth of Debenhams' direct sales division.

Administrative expenses

Administrative expenses consist primarily of the following:

- payroll for employees of selected head office departments, including salaries, bonuses, social security costs and pension costs;
- various corporate overhead costs associated with Debenhams' human resources, finance, information technology and facilities and secretarial departments;
- depreciation expense related to Debenhams' head office and the amortisation of goodwill (under UK GAAP) and other intangible assets;
- depreciation and maintenance expense related to certain information technology systems; and
- other head office facility costs.

Changes in Debenhams' administrative expenses from period to period are affected primarily by:

- the general level of payroll and benefit increases given to selected head office employees;
- expenses related to new and revised information technology systems; and
- changes to Debenhams' head offices.

One of the key determinants of Debenhams' financial success is its ability to put in place strategies and actions that maintain or improve its ratio of cost of sales, distribution costs and administrative expenses to gross transaction value. For example, if Debenhams forecasts that consumer spending levels will be low or will decline, Debenhams endeavours to lower its costs or delay investments until Debenhams sees improvements in such spending levels.

Factors affecting results of operations

The Acquisition, British Land Transaction, Refinancing and Restructuring

During the 2003 financial year and prior to the Acquisition, Debenhams was listed on the London Stock Exchange. Subsequent to the Acquisition, Debenhams reported results of operations for Baroness Group Holdings Limited and its consolidated subsidiaries. Since the Refinancing and Restructuring in May 2005, Debenhams has reported results of operations for Debenhams Retail Holdings Limited and its consolidated subsidiaries. Such results of operations may not be comparable to one another or to Debenhams' previously reported results of operations prior to the Acquisition as a result of the application of purchase accounting adjustments related thereto, and as a result of the British Land Transaction in February 2005 and the Refinancing and the Restructuring.

In particular:

- the indebtedness incurred in connection with the Acquisition and the Refinancing significantly increased the interest expense of the Company and its consolidated subsidiaries;
- the substantial indebtedness incurred to finance the Acquisition and the indebtedness that incurred in connection with the Refinancing increased the total liabilities (excluding debt issuance costs) of the Company and its consolidated subsidiaries, and the repayment of certain shareholder loan notes by the Company in connection with the Refinancing significantly decreased the cash balance of the Company and its consolidated subsidiaries;
- the significant adjustment to goodwill and intangible assets recorded in connection with the Acquisition and, subsequently, the Restructuring has led to a significant increase in amortisation expense under UK GAAP;
- the British Land Transaction, which resulted in certain properties and related indebtedness ceasing to be included within the consolidated accounts of Baroness Group Holdings Limited/the Company (as appropriate) and their subsidiaries led to a significant reduction in Debenhams' tangible fixed assets; and
- the completion of the British Land Transaction in relation to certain freehold and long leasehold properties which were subject to market rate lease agreements with Debenhams Retail plc, and the disposal to third parties of certain other properties subject to such leases, led and will continue to lead to an increase in rental expense in future periods.

For more information on the Acquisition, the British Land Transaction and the Restructuring and Refinancing, please see "Additional information — Material contracts — Framework Agreement" in Part 7, "Additional information — Material Contracts — New Credit Agreement" in Part 7 and "Additional information — Material Contracts — Senior Credit Agreement" in Part 7.

Implementation of Debenhams' business strategy

Following the Acquisition, Debenhams implemented, and will continue to implement, various initiatives to reduce its operating costs, capital expenditure and investment in working capital, and to increase Debenhams' gross transaction value and improve its gross merchandise margin. These initiatives include:

- reductions in costs associated with opening new stores and store modernisations;
- reductions in Debenhams' working capital investment, including improvements to its inventory management and to the terms and conditions of its agreements with trade and concession creditors;
- reductions in store and head office employees, certain store costs and central overhead costs;

- reductions in costs related to the supply chain through the new Peterborough distribution centre;
- increases in the flexibility of the trading space of Debenhams' stores and the reallocation of that space to Debenhams' more profitable products; and
- other business initiatives aimed at increasing Debenhams' gross transaction value and improving its gross merchandise margins.

Debenhams has realised the benefits of its cost saving measures primarily during the second half of the 2004 financial year and during the 2005 financial year.

Store openings and modernisations/refurbishments

New store openings and store modernisations/refurbishments can have a significant impact on Debenhams' gross transaction value and, subsequently, Debenhams' gross merchandise margin, EBITDA and cash flow. The gross transaction value generated by Debenhams' new and modernised stores has typically grown at a faster like for like sales growth rate for up to the first five years after opening or completion of modernisation than the gross transaction value generated by its other stores. Furthermore, the Directors believe that new stores may continue to grow at a faster rate beyond the first five years following their opening.

Since the Acquisition, management has established a ten year refurbishment cycle across the store base. The approach to store refurbishments has changed under the current management team with a focus on modernising key areas that the Directors believe have a direct impact on sales, applying standard specifications, as well as reducing the overall cost per square foot.

Debenhams' has a portfolio of 120 department stores, three Desire by Debenhams stores and 29 international franchise stores.

From 1 September 2002 to 4 March 2006, Debenhams opened 21 new stores, including two Desire by Debenhams stores, and modernised or refurbished a total of 32 stores. The following table shows Debenhams' store openings and store modernisations/refurbishments during that time period:

	2003 Financial Year	**2004 Financial Year**	**2005 Financial Year**	**26 weeks ended 4 March 2006(1)**
New department store openings	5	2	13(2)	1
Store modernisations/refurbishments(3)	9	6	6(4)	11
Desire by Debenhams openings	N/A	N/A	1	1

(1) In addition, since 4 March 2006, Debenhams has opened two new department stores and one new Desire by Debenhams store.

(2) Includes eight former Allders stores rebranded and traded as Debenhams.

(3) Refurbishments and modernisations have been classified as occurring in the year the refurbishment/modernisation is completed.

(4) Excludes the format conversion of eight former Allders stores.

Debenhams has signed contracts (including conditional contracts) to open 23 new department stores by the end of the 2011 financial year. Of these department stores two have opened since 4 March 2006 and a further five are scheduled to open by the end of the 2007 financial year. In addition, Debenhams is in negotiations to open a further ten new department stores by the end of the 2011 financial year. Debenhams also plans to continue with its store modernisation/refurbishment programme with a focus on releasing additional space in its stores for new products, improving the flexibility of its trading space so that Debenhams can devote additional space to more profitable product categories and making minor improvements to signage and in-store environments.

In June 2005, Debenhams launched the first of its new concept stores, Desire by Debenhams, in Truro, aimed at women and featuring a mix of women's fashion, accessories, lingerie and cosmetics. In November 2005, Debenhams opened a second Desire by Debenhams store in South Shields and a third opened in Orpington in April 2006. The initial results of Debenhams' Desire stores have yielded gross margins that are higher than Debenhams' department stores, which the Directors believe is due to the focus on own brands. There are eight additional Desire by Debenhams stores planned for each of the 2007 and 2008 financial years.

In addition, a further 15 international franchise stores are scheduled to open and Debenhams expects that by the end of the 2009 financial year, there will be approximately 70 international franchise stores and Debenhams is currently expected to increase its global presence to eight more countries.

Debenhams made capital expenditure of more than £400 million to open new stores and modernise existing department stores from 1 September 1998 to 4 March 2006. Following the Acquisition, Debenhams initiated an in-depth programme to reduce the cost per square foot of opening new stores by adopting a more efficient approach to store openings. The new approach has enabled Debenhams to reduce contracting costs and the cost of supplies, as well as simplifying design and construction in areas which do not impact Debenhams' customers. For new department stores, management has reduced capital expenditure costs per square foot by approximately 40%, from £178 per square foot prior to the Acquisition to £108 per square foot for department stores opened during the 2006 financial year. For department store refurbishment and modernisations, capital expenditure costs have decreased from £30 per square foot prior to the Acquisition to £7 per square foot for department stores refurbished during the 2006 financial year.

For more information on new store openings and store modernisations/refurbishments, please see "The business — Debenhams growth strategy — Organic growth — Department store refurbishments programme" and "The business — Debenhams growth strategy — New space growth — New department store roll-out" in Part 2.

Financial periods

Debenhams presents its annual accounts as of the Saturday closest to 31 August of each year, which occasionally results in a 53-week financial year. Debenhams experienced this effect in the 2005 financial year, which means that results for that year are not directly comparable to results for the 2003 financial year, the 2004 financial year, or on a proportionate basis.

Variations in results, seasonality and weather

Debenhams' business is subject to seasonal peaks. During the two 26 week periods in the 2005 financial year, Debenhams generated 54% and 46% (excluding week 53) of its full-year gross transaction value, respectively. Debenhams' most important trading period in terms of gross transaction value, turnover, EBITDA and cash flow is the Christmas season, with approximately one-third of its gross transaction value generated from the beginning of November through to the end of January. In previous years, Debenhams' investment in working capital has peaked in early October. In addition to the Christmas season, sales also peak in May as a result of promotional events and seasonal factors.

Debenhams' results can also be affected by periods of abnormal, severe or unseasonal weather conditions. For example, Debenhams and other retailers were adversely affected during the summer of 2003 as a result of the exceptionally hot weather that affected all of Western Europe during that time, as well as in September and October 2005 due to unseasonally warm weather. In addition, the rate of like for like sales growth slowed in the latter stages of the 2005 financial year as a result of continued low footfall and declining consumer confidence following the London bombings in July 2005, as well as the impact of Live 8 and various large sporting events during the 2005 summer period.

Inflation

Inflation generally affects Debenhams by increasing its payroll costs, direct merchandise cost and the cost of goods and services not for resale that Debenhams purchases. The general rate of inflation in the United Kingdom has been low in recent years.

Current trading and prospects

The Directors believe that Debenhams' performance since the end of the last financial year compares favourably with other UK retailers, particularly when added to the strong performance achieved in the comparative period in the previous year. Debenhams continues to grow market share, sales, gross merchandise margin and EBITDA margin, thereby demonstrating the resilience of the business in challenging trading conditions.

For the 26 week period ended 4 March 2006, Debenhams achieved like for like sales growth of 0.6% and for the 32 week period ended 15 April 2006 like for like sales growth of 1.7%. Sales growth during both periods has been achieved with improved gross margins.

The prospects for Debenhams' trading for the financial year ending August 2006 remain in line with management expectations.

The Directors believe that Debenhams has significant opportunities for further growth organically, through further store openings, including new Desire by Debenhams stores, and through other channels.

Results of operations

The following discussion and analysis of Debenhams' results of operation and financial condition is based on Debenhams' historical results. Principally as a result of the Acquisition in the 2004 financial year and the British Land Transaction and Refinancing and Restructuring in the 2005 financial year Debenhams' historical results of operations for the three financial years ended 3 September 2005 are not comparable from period to period. Financial information for the 2003, 2004 and 2005 financial years has been prepared in accordance with UK GAAP. In addition, Debenhams has prepared restated financial information for the 2005 financial year and the 26 weeks periods ending 4 March 2006 and 25 February 2005 in accordance with IFRS.

The following table sets forth certain financial information relating to the Group's income statements, as extracted without material adjustment from the consolidated financial information of the Group in Section B of Part 5 prepared under IFRS:

Consolidated income statements

	26 weeks ended 26 February 2005	26 weeks ended 4 March 2006	% Change
	IFRS	*IFRS*	
	(£ in millions, except as otherwise indicated)		
Gross transaction value[1][2]	1,113.3	1,216.8	9.3%
Revenue	869.2	957.8	10.2%
Cost of sales	(673.2)	(755.6)	12.2%
Gross profit	196.0	202.2	3.2%
Distribution costs	(22.5)	(26.7)	18.7%
Administrative expenses	(29.0)	(22.4)	(22.8%)
Operating profit before deemed disposal of subsidiary	144.5	153.1	6.0%
Profit on deemed disposal of subsidiary	117.7	—	—
Operating profit	262.2	153.1	(41.6%)
Interest receivable and similar income	4.5	3.8	(15.6%)
Interest payable and similar charges	(94.5)	(79.0)	(16.4%)
Profit before taxation	172.2	77.9	(54.8%)
Taxation	14.5	(23.2)	(260.0%)
Analysed as:			
Taxation before exceptional items	(21.4)	(23.2)	8.4%
Taxation credit due to deemed disposal of subsidiary	35.9	—	—
Profit for the financial period attributable to equity shareholders	186.7	54.7	(70.7%)

(1) Gross transaction value presents turnover or revenue on a gross basis, including the sales excluding VAT of concessions rather than just the commissions received from them. The Directors believe gross transaction value represents a guide to the value of the overall activity of the Group. Gross transaction value is a non GAAP measure.

(2) See Note 5 to the financial information for the 26 week periods ended 4 March 2006 and 26 February 2005 (set forth in Section B of Part 5) for information on gross transaction value on a memorandum basis.

26 week period ended 4 March 2006 compared to 26 week period ended 26 February 2005

Gross transaction value

Gross transaction value increased by £103.5 million, or 9.3%, from £1,113.3 million for the 26 week period ended 26 February 2005 to £1,216.8 million for the 26 week period ended 4 March 2006. This increase resulted primarily from a 0.6% increase in like for like sales (including 11 store modernisations/refurbishments), ten new department store openings (including the eight former Allders stores) and two new Desire by Debenhams store openings since 26 February 2005. Increased marketing and promotional activity at key points within the pre-Christmas trading cycle increased sales and contributed to the 0.6% like for like sales growth achieved over the previous year.

The rate of increase in like for like sales has slowed in the 26 week period ended 4 March 2006 from 4.2% in the 26 week period ended 26 February 2005 to 0.6% in the 26 week period ended 4 March 2006 due to unseasonally

warm weather in September and October 2005 which resulted in lower than expected footfall and poor sales of the new autumn ranges, a generally more competitive retail sector and low consumer spending over the Christmas and January sale period, as well as to significantly heavy snowfall in northern parts of the United Kingdom that affected sales in some of Debenhams' department stores in Scotland and resulted in weaker sales in the last week of the period. The Directors believe that 0.6% like for like sales growth achieved by Debenhams compares favourably against a number of key competitors over the same period particularly when added to the strong performance achieved in the comparative period in the previous year.

Among its own bought products, Debenhams experienced strong sales growth in its womenswear, childrenswear, health and beauty, accessories, menswear and gift product categories, which management attributes to the additional space generated from new stores, a moderate increase in womenswear sales per square foot ("sales density") and a strong increase in childrenswear sales density. Own bought menswear growth increased despite the impact of unseasonally warm weather in September and October 2005 (which affected sales of autumn knitwear and outerwear products). Homewares was the only product category to have a sales decline over the previous season and this is due to declining market conditions and Debenhams' subsequent reallocation of space away from this product category.

Debenhams experienced strong growth in its concessions businesses, particularly from its womenswear concession and accessories concessions. Womenswear, menswear and childrenswear all showed good sales per square foot increases over the previous year. Homewares concessions had a difficult season similarly to own bought as a result of declining market conditions.

Revenue

Revenue increased by £88.6 million, or 10.2%, from £869.2 million in the 26 week period ended 26 February 2005 to £957.8 million for the 26 week period ended 4 March 2006. This increase was primarily due to the growth generated by new store openings, an increase in like for like sales and an increase in sales of own bought products.

Cost of sales

Cost of sales as a percentage of gross transaction value increased from 60.5% in the 26 week period ended 26 February 2005 to 62.1% in the 26 week period ended 4 March 2006, primarily due to the fact that cost of sales increased at a faster rate than gross transaction value. This was attributable mainly to an increased rent expense of £14.1 million (in the 26 week period ended 4 March 2006) as a result of the British Land Transaction which was not incurred in the comparative 26 week period. In addition, payroll cost inflation was higher than the like for like sales growth achieved during the 26 week period ended 4 March 2006 and Debenhams had a larger number of employment vacancies at the start of the 26 week period 26 February 2005. Lastly, Debenhams invested more heavily in marketing and visual merchandising in the 26 week period ended 4 March 2006.

Cost of sales increased by £82.4 million, or 12.2%, from £673.2 million in the 26 week period ended 26 February 2005 to £755.6 million in the 26 week period ended 4 March 2006. This increase was primarily due to the ten (including eight former Allders stores) new department store openings and two new Desire by Debenhams stores opening since 26 February 2005, and a £14.1 million increase in rent expense as a result of the British Land Transaction which occurred in February 2005. Substantially all of Debenhams' department stores are now operated as leasehold properties at market rates rather than as freehold properties.

Distribution costs

Distribution costs increased by £4.2 million, or 18.7%, from £22.5 million in the 26 week period ended 26 February 2005 to £26.7 million in the 26 week period ended 4 March 2006. Distribution costs as a percentage of gross transaction value increased slightly from 2.0% in the 26 week period ended 26 February 2005 to 2.2% in the 26 week period ended 4 March 2006. The increase in distribution costs was primarily due to increased costs associated with the new distribution centre in Peterborough which was opened in July 2005 and increased volume sold as a result of the new store openings and refurbishments.

Administrative expenses

Administrative expenses decreased by £6.6 million, or 22.8%, from £29.0 million in the 26 week period ended 26 February 2005 to £22.4 million in the 26 week period ended 4 March 2006. Administrative expenses as a percentage of gross transaction value decreased from 2.6% in the 26 week period ended 26 February 2005 to

1.8% in the 26 week period ended 4 March 2006. The decrease in administrative expenses was primarily due to cost savings initiatives in the finance, human resources and systems departments.

Operating profit

Operating profit decreased by £109.1 million, or 41.6%, from £262.2 million in the 26 week period ended 26 February 2005 to £153.1 million in the 26 week period ended 4 March 2006. This decrease is primarily attributable to a one-time exceptional operating profit in the amount of £117.7 million recognised by Debenhams in the 26 week period ended 26 February 2005 in connection with the British Land Transaction, as well as an increased rent expense amounting to £14.1 million (which was not paid in the 26 week period ended 26 February 2005). For more information on this one-time exceptional operating profit, see Notes 8 and 31 to the financial information for the 26 week periods ended 4 March 2006 and 26 February 2005 (set forth in Section B of Part 5). Adjusting for these amounts, Debenhams' operating profit increased by £22.7 million, or 17.4%, from £130.4 million in the 26 week period ended 26 February 2005 to £153.1 million in the 26 week period ended 4 March 2006, primarily due to like for like sales and new store growth combined with good cost control.

Interest payable and similar charges

Interest payable and similar charges decreased by £15.5 million, or 16.4%, from £94.5 million in the 26 week period ended 26 February 2005 to £79.0 million in the 26 week period ended 4 March 2006. This decrease is due to a reduction in interest costs following the repayment of Debenhams' deep discount bonds and high yield bonds and the refinancing in May 2005.

Taxation

Debenhams' taxation increased from a tax credit of £14.5 million in the 26 week period ended 26 February 2005 to a tax charge of £23.2 million in the 26 week period ended 4 March 2006. Debenhams' tax credit in the 26 week period ended 26 February 2005 related to the release of certain deferred tax liabilities which were triggered by the British Land Transaction.

Profit for the financial period attributable to equity shareholders

Profit for the financial period attributable to equity shareholders decreased from £186.7 million in the 26 week period ended 26 February 2005 to £54.7 million in the 26 week period ended 4 March 2006, which is attributable to the items mentioned above.

2003, 2004 and 2005 financial years

The following table sets forth certain financial information relating to the Group's profit and loss account, as extracted without material adjustment from the combined and consolidated financial information of the Group in Section A of Part 5 prepared in accordance with UK GAAP:

	Combined and consolidated profit and loss account				
	52 weeks ended 30 August 2003	52 weeks ended 28 August 2004	% change from 2003 financial year to 2004 financial year	53 weeks ended 3 September 2005	% change from 2004 financial year to 2005 financial year
	UK GAAP	*UK GAAP*		*UK GAAP*	
	(£ in millions, except as otherwise indicated)				
Gross transaction value[1][2]	1,810.2	1,902.9	5.1%	2,086.8	9.7%
Group turnover	1,435.9	1,491.8	3.9%	1,608.7	7.8%
Cost of sales	(1,187.4)	(1,235.4)	4.0%	(1,272.4)	3.0%
Analysed as:					
Cost of sales before exceptional costs	(1,187.4)	(1,219.4)	2.7%	(1,269.8)	4.1%
Exceptional cost of sales	—	(16.0)	—	(2.6)	(83.8%)
Gross profit	248.5	256.4	3.2%	336.3	31.2%
Distribution costs	(37.7)	(41.1)	9.0%	(43.5)	5.8%
Analysed as:					
Distribution costs before exceptional costs	(37.7)	(38.3)	1.6%	(43.5)	13.6%
Distribution exceptional costs	—	(2.8)	—	—	—
Administrative expenses	(61.7)	(106.9)	73.3%	(109.6)	2.5%
Analysed as:					
Administrative expenses before exceptional costs	(47.5)	(76.4)	60.8%	(107.8)	41.1%
Administrative exceptional costs	(14.2)	(30.5)	114.8%	(1.8)	(94.1%)
Group operating profit	149.1	108.4	(27.3%)	183.2	69.0%
Profit on deemed disposal of subsidiary	—	—	—	117.7	—
Profit on sale of fixed assets	—	8.5	—	—	—
Profit on ordinary activities before interest	149.1	116.9	(21.6%)	300.9	157.4%
Net interest payable	(7.4)	(157.0)	NM	(252.4)	60.8%
Analysed as:					
Net interest payable before exceptional costs	(7.4)	(123.4)	NM[4]	(159.5)	29.3%
Exceptional net interest costs	—	(33.6)	—	(92.9)	176.5%
Other finance income	2.5	2.5	—	2.8	12.0%
Profit/(loss) on ordinary activities before taxation	144.2	(37.6)	(126.1%)	51.3	236.4%
Taxation	(40.0)	9.3	(123.3%)	13.0	39.8%
Analysed as:					
Taxation before exceptional costs	(40.2)	(9.6)	(76.1%)	(33.6)	250.0%
Taxation on exceptional costs	0.2	18.9	NM	46.6	146.6%
Profit/(loss) for the financial year	104.2	(28.3)	(127.2%)	64.3	327.2%
Dividends	(48.5)	—	—	—	—
Retained profit/(loss) for the financial year	55.7	(28.3)	150.8%	64.3	327.2%
Earnings/(loss) per share (pence)[3]					
Basic and diluted	20.8	(5.7)		12.9	

(1) Gross transaction value presents turnover or revenue on a gross basis, including the sales excluding VAT of concessions rather than just the commissions received from them. The Directors believe gross transaction value represents a guide to the value of the overall activity of the Group. Gross transaction value is a non GAAP measure.

(2) See Note 4 to the financial information for the three financial years ended 3 September 2005 (set forth in Section A of Part 5) for information on gross transaction value on a memorandum basis.

(3) Basic and diluted earnings per share is calculated using the share capital at Admission.

(4) NM means "not meaningful".

2005 financial year compared to 2004 financial year

Gross transaction value

Gross transaction value increased by £183.9 million, or 9.7%, from £1,902.9 million for the 2004 financial year to £2,086.8 million for the 2005 financial year. This increase resulted primarily from a 2.8% increase in like for like sales which was driven by six department store modernisations/refurbishments, the basket building strategy (that is an emphasis on increasing the number of products bought by customers), the implementation of new visual merchandising techniques, as well as the "Styling the Nation" advertising campaign. The increase was also attributable to 13 new department store openings during the 2005 financial year, including eight stores acquired from the administrators of Allders plc in February 2005 which were converted to the Debenhams format by the end of August 2005. Growth is also attributable to the 53rd week and an increase in concessions sales per square foot following the expansion of young fashion concessions.

Among its own bought products, Debenhams experienced strong growth in its womenswear, childrenswear and health and beauty product categories, as well as growth in lingerie, accessories, menswear and food services, driven by continued strong growth in Debenhams' "Designers at Debenhams" product offerings and sales of gift items during the Christmas season, offset, in part, by the full year impact of the closure of the media and entertainment product line and the home shopping catalogue during the 2004 financial year.

Debenhams experienced strong growth in its concession businesses during the 2005 financial year, which was mainly driven by Debenhams' womenswear product category, especially with respect to its young fashion concessions, but also driven by notable increases in concession sales in the accessories and menswear categories.

Group turnover

Group turnover increased by £116.9 million, or 7.8%, from £1,491.8 million in the 2004 financial year to £1,608.7 million for the 2005 financial year. This increase was primarily due to like for like sales growth (including department store modernisations/refurbishments) and new department store openings as described above, offset, in part, by the full year impact of the closure of the media and entertainment product line and the home shopping catalogue during the 2004 financial year. Group turnover growth was lower than gross transaction value growth as only concession net margins are included in turnover and during the 2005 financial year Debenhams increased the percentage of its concession space.

Cost of sales

Cost of sales as a percentage of gross transaction value decreased from 64.9% in the 2004 financial year to 61.0% in the 2005 financial year. This improvement was driven by gross transaction value growing at a faster rate than the increase in cost of sales. The lower cost of sales growth was primarily attributable to the full year impact of cost savings which were achieved following the Acquisition and included headcount savings, reductions in supplier costs and improvements to concession margin terms. In addition, exceptional costs charged to cost of sales decreased by £13.4 million (as described below). The improvement to the cost of sales ratio was offset by increased pre opening costs associated with the opening of 13 new stores and the additional rent expense of £14.1 million rent incurred in the 2005 financial year as a result of the British Land Transaction (which occurred in February 2005).

Cost of sales before exceptional items increased by £50.4 million, or 4.1%, from £1,219.4 million in the 2004 financial year to £1,269.8 million in the 2005 financial year. The increase in cost of sales before exceptional items was primarily due to 13 new department store openings (including eight former Allders stores) and increased rent expense in the amount of £14.1 million as a result of the British Land Transaction which occurred in February 2005. The increase in cost of sales before exceptional items was offset, in part, by cost savings initiatives discussed above.

Exceptional cost of sales decreased by £13.4 million, or 83.8%, from £16.0 million in the 2004 financial year to £2.6 million in the 2005 financial year. Exceptional cost of sales in the 2005 financial year consisted of costs arising following the liquidation of a supplier. Exceptional cost of sales in the 2004 financial year consisted of costs related to the Group's reorganisation following the Acquisition.

Distribution costs

Distribution costs before exceptional costs increased by £5.2 million, or 13.6%, from £38.3 million in the 2004 financial year to £43.5 million in the 2005 financial year, primarily due to costs related to the new distribution centre and increased volume associated with the 13 new department store openings. Distribution exceptional costs were £2.8 million in the 2004 financial year and related to the closure of a warehouse. In 2005, no exceptional costs were incurred. Distribution costs as a percentage of gross transaction value decreased slightly from 2.2% in the 2004 financial year to 2.1% in the 2005 financial year. This decrease is attributable to the £2.8 million exceptional cost in the 2004 financial year.

Administrative expenses

Administrative expenses before exceptional costs increased by £31.4 million, or 41.1%, from £76.4 million in the 2004 financial year to £107.8 million in the 2005 financial year, primarily due to goodwill amortisation, which increased from £31.8 million in the 2004 financial year to £64.5 million in the 2005 financial year as a result of the Restructuring.

Administrative costs before exceptional costs as a percentage of gross transaction value increased from 4.0% to 5.2% as a result of goodwill amortisation, offset in part by cost savings.

Administrative exceptional costs decreased by £28.7 million, or 94.1%, from £30.5 million in the 2004 financial year to £1.8 million in the 2005 financial year. The administrative exceptional costs in the 2005 financial year were attributable to costs relating to the Refinancing. 2004 exceptional costs related primarily to the Acquisition, as well as to settlements made to former directors following the Acquisition.

Group operating profit

Group operating profit increased by £74.8 million, or 69.0%, from £108.4 million in the 2004 financial year to £183.2 million in the 2005 financial year. Group operating profit as a percentage of gross transaction value increased from 5.7% in the 2004 financial year to 8.8% in the 2005 financial year. These increases are primarily due to increased turnover, a reduction in the cost of sales percentage and a reduction of £44.9 million in exceptional costs, offset by increased goodwill amortisation of £32.7 million as a result of the Restructuring and increased rent expense in an amount of £14.1 million as a result of the British Land Transaction.

Profit on ordinary activities before interest

Profit on ordinary activities before interest increased by £184.0 million, or 157.4%, from £116.9 million in the 2004 financial year to £300.9 million in the 2005 financial year. This increase is primarily due to a one time exceptional profit of £117.7 million realised by Debenhams in connection with the British Land Transaction and the improvement in Group operating profit discussed above.

Net interest payable

Net interest payable increased by £95.4 million, or 60.8%, from £157.0 million in the 2004 financial year to £252.4 million in the 2005 financial year, primarily due to the full year effect of the Acquisition and an increase of £59.3 million in exceptional net interest costs from £33.6 million in the 2004 financial year to £92.9 million in the 2005 financial year. During the 2004 financial year, these exceptional interest costs related to the repayment of Debenhams' bridge finance facilities. During the 2005 financial year, these costs related primarily to the "make whole premium" of £70.6 million paid in connection with the early repayment of Debenhams' high yield bonds, as well as the write off of unamortised debt issue costs as a result of the issuance of the high yield bonds and the draw down of amounts available under the Senior Credit Facilities.

Taxation

Debenhams' tax credit increased by £3.7 million, or 39.8%, from a tax credit of £9.3 million in the 2004 financial year to a tax credit of £13.0 million in the 2005 financial year, primarily due to exceptional interest charges that resulted in an increased tax credit.

2004 financial year compared to 2003 financial year

Gross transaction value

Gross transaction value increased by £92.7 million, or 5.1%, from £1,810.2 million for the 2003 financial year to £1,902.9 million for the 2004 financial year. This increase resulted primarily from opening two new department stores, a 1.6% increase in like for like sales (including six department store modernisations/refurbishments), which the Directors believe was driven by the launching of the new "Styling the Nation" marketing campaign, implementation of the basket building strategy and clearing terminal stock during Debenhams' winter sale. The rate of increase in like for like sales slowed in 2004 from 3.7% in the 2003 financial year to 1.6% in the 2004 financial year. A large element of this decrease arose in the first quarter of the 2004 financial year prior to the Acquisition.

Among Debenhams' own bought products, it experienced strong growth in its health and beauty product category, as well as growth in womenswear and menswear, driven by continued growth in its "Designers at Debenhams" product offering and sales of gift items during the Christmas season, offset, in part, by the loss of sales from the closure of the media and entertainment product range during the 2004 financial year.

Debenhams experienced strong growth in its concession businesses during the 2004 financial year. This growth was mainly driven by Debenhams' womenswear product category, especially with respect to its young fashion and contemporary clothing concessions.

Group turnover

Group turnover increased by £55.9 million, or 3.9%, from £1,435.9 million for the 2003 financial year to £1,491.8 million for the 2004 financial year, primarily due to an increase in like for like sales (including department store modernisations/refurbishments) and new department store openings as described above, offset by the fact that only concessions net margins are included in turnover and Debenhams expanded its concessions space in the 2004 financial year.

Cost of sales

Cost of sales as a percentage of gross transaction value decreased from 65.6% in the 2003 financial year to 64.9% in the 2004 financial year. This improvement was driven by gross transaction value growing at a faster rate than cost of sales. The lower cost of sales growth was primarily due to the partial year impact of cost savings which were achieved as part of a reorganisation in March 2004 following the Acquisition. These cost savings initiatives included headcount savings, reductions in supplier costs and improvements to concession margin terms, and were in part offset by a £16.0 million increase in exceptional costs charged to cost of sales in the 2004 financial year and additional markdowns taken to reduce terminal stock.

Cost of sales before exceptional items increased by £32.0 million, or 2.7% from £1,187.4 million for the 2003 financial year to £1,219.4 million for the 2004 financial year. The increase in cost of sales before exceptional items was primarily due to two new department store openings.

There were no exceptional costs of sales in the 2003 financial year and exceptional costs of £16.0 million in the 2004 financial year, which related to reorganisation costs following the Acquisition.

Distribution costs

Distribution costs increased by £3.4 million or 9.0%, from £37.7 million for the 2003 financial year to £41.1 million for the 2004 financial year. Distribution costs as a percentage of gross transaction value increased slightly from 2.1% in the 2003 financial year to 2.2% in the 2004 financial year. The increase in distribution costs was primarily due to exceptional warehouse closure costs in an amount of £2.8 million, which included redundancy costs for personnel who operated from one of Debenhams' distribution centres.

Administrative expenses

Administrative expenses before exceptional costs increased by £28.9 million, or 60.8%, from £47.5 million for the 2003 financial year to £76.4 million for the 2004 financial year. The increase in administrative expenses before exceptional costs was attributable to £31.8 million of goodwill amortisation in the 2004 financial year, offset by cost savings in other head office areas such as finance, legal and human resources. A minimal amount of goodwill amortisation (amounting to £0.2 million) was incurred in the 2003 financial year.

Administrative exceptional costs increased by £16.3 million, or 114.8%, from £14.2 million in the 2003 financial year to £30.5 million in the 2004 financial year, primarily due to costs related to the Acquisition. In the 2004 financial year, administrative exceptional costs relating to the Acquisition totalled £21.7 million and included £9.7 million of professional advisors fees, an £8.5 million inducement fee paid to Permira following their failed bid to acquire Debenhams, £2.1 million related to the termination of a number of former directors' contracts following the Acquisition, as well as National Insurance and stamp duty costs totalling £1.4 million. In addition, there were administrative exceptional costs of £4.1 million related to the Group's Restructuring and £4.7 million consisting mainly of professional fees relating to the reorganisation of the Group's properties and personnel restructuring. Administrative exceptional costs in the 2003 financial year principally related to fees payable to professional advisors for services rendered in connection with the Acquisition.

Administrative expenses as a percentage of gross transaction value increased from 3.4% in the 2003 financial year to 5.6% in the 2004 financial year primarily due to the goodwill amortisation and exceptional cost movements described above.

Group operating profit

Group operating profit decreased by £40.7 million, or 27.3%, from £149.1 million for the 2003 financial year to £108.4 million for the 2004 financial year. Group operating profit as a percentage of gross transaction value decreased from 8.2% during the 2003 financial year to 5.7% during the 2004 financial year. These decreases are primarily due to goodwill amortisation of £31.8 million charged in the 2004 financial year and exceptional operating costs of £49.3 million incurred in the 2004 financial year (compared to £14.2 million in the 2003 financial year) as discussed above, offset by improved turnover and gross transaction value as described above.

Net interest payable

Net interest payable increased by £149.6 million from £7.4 million for the 2003 financial year to £157.0 million for the 2004 financial year. This increase was attributable to Debenhams' higher net debt level as a result of the Acquisition and Refinancing.

Taxation

Taxation decreased by £49.3 million, or 123.3%, from a tax charge of £40.0 million for the 2003 financial year to a tax credit of £9.3 million for the 2004 financial year. This decrease was the result of a loss for the 2004 financial year compared to a profit for the 2003 financial year, as well as a tax deduction claimed by Debenhams in the amount of £10.1 million for costs relating to the exercise of options by employees. The loss in the 2004 financial year was primarily due to higher interest charges and higher exceptional costs.

Exceptional items

Exceptional items include non-recurring costs which Debenhams primarily incurred in relation to the Acquisition and the subsequent reorganisation of Debenhams' business. During the 2003 financial year, these costs amounted to £14.2 million (all of which were administrative exceptional costs) and were mainly comprised of professional advisory fees. During the 2004 financial year, these costs amounted to £49.3 million (£30.5 million of administrative exceptional costs, £16.0 million of exceptional cost of sales and £2.8 million of distribution exceptional costs) and primarily consisted of professional advisory and inducement fees, business reorganisation charges and finance charges. During the 2005 financial year, these costs amounted to £4.4 million (£2.6 million of exceptional costs of sales and £1.8 million of administrative exceptional costs) and primarily consisted of costs arising following the liquidation of a supplier and refinancing charges.

Exceptional items also include exceptional net interest costs. During the 2004 financial year, these costs amounted to £33.6 million and related to the repayment of Debenhams' bridge finance facilities. During the 2005 financial year, these costs amounted to £92.9 million and related primarily to the "make whole premium" of £70.6 million paid as a result of the early repayment of Debenhams' high yield bonds, as well as the write off of unamortised debt issue costs as a result of the issuance of the high yield bonds and the draw down of amounts under the Senior Credit Facilities.

During the 26 week period ended 26 February 2005, the Group recognised an exceptional profit totalling £117.7 million in connection with the British Land Transaction.

For more information on non-recurring items, please see Note 6 to Section A of "Financial information" in Part 5.

Other operating data

Parts of this prospectus, including this section, contain information regarding gross transaction value, gross merchandise margin, like for like sales growth in gross transaction value, EBITDA, Adjusted EBITDA, EBITDAR, (each of which is before exceptional items), Adjusted operating profit and certain other items included herein, and EBITDA ratios and other percentages, which are sometimes used by investors to evaluate the efficiency of a company's operations and its ability to employ its earnings toward repayment of debt, capital expenditures and working capital requirements. The financial information included in this prospectus is not intended to comply with SEC reporting requirements. Compliance with such requirements would require the modification or exclusion of such financial measures.

Gross transaction value, gross merchandise margin, EBITDA, Adjusted EBITDA, EBITDAR, EBITDA ratios and other percentages, like for like sales growth in gross transaction value, Adjusted operating profit and certain other items included herein are non GAAP measures and an investor should not consider such items as alternatives to the applicable GAAP measures. In particular, an investor should not consider Adjusted EBITDA, EBITDA or EBITDAR or Adjusted operating profit as a measurement of Debenhams' financial performance or liquidity under UK GAAP or IFRS or as an alternative to profit for the period, operating profit or any other performance measures derived in accordance with UK GAAP or IFRS or as an alternative to cash flow from operating activities as a measure of the Company's activity. Unless otherwise stated herein, all gross transaction value amounts are reported exclusive of value added tax.

Key definitions for non GAAP financial measures

Gross transaction value

For a description of gross transaction value, see "—Key definitional terms for the profit and loss accounts."

Gross merchandise margin

Debenhams' gross merchandise margin consists of its gross transaction value less direct merchandise costs and reflects the direct profit made from the sale of its products. Direct merchandise cost consists of purchases of own bought merchandise from Debenhams' international and domestic suppliers, including freight and delivery charges, taxes and foreign exchange gains or losses.

Changes in Debenhams' gross merchandise margin and corresponding changes in its gross merchandise margin as a percentage of gross transaction value, from period to period, are primarily affected by the following factors:

- the supplier intake margin, or "markup," Debenhams negotiates with its suppliers, which, in turn, may be impacted by the volume of products Debenhams purchases from such suppliers. The markup is equivalent to the original price Debenhams seeks to obtain for its merchandise less the direct merchandise cost of such merchandise;
- the level of Debenhams' markdowns, which include (i) "point of sale" markdowns, which are temporary promotional reductions designed to increase customer visits and growth in like for like sales or new retail gross transaction value and (ii) clearance markdowns, which are permanent reductions in price used to clear poor selling stock;
- changes in the mix of own bought and concession products sold; own bought products produce higher gross merchandise margins;
- the mix of suppliers from whom Debenhams purchases its products, especially as it relates to the lead times required to secure merchandise from, and the geographical location of, such suppliers and the mix of products sold by them;
- fluctuations in the exchange rates of the currencies in which Debenhams purchases its products, the majority of which Debenhams aims to hedge against using an associated forward exchange contract or other appropriate derivative product;
- freight and shipping costs for transport of merchandise to Debenhams' distribution centres and directly to its stores; and
- other factors such as duties, import quotas, supplier discounts for settlement and distribution, and stockloss or shrinkage, which refers to Debenhams' provision for theft, breakage and other stock losses.

Debenhams views gross merchandise margin as a key measure of its performance. Debenhams' statutory accounts reflect gross profit, which is calculated as Group turnover less cost of sales.

EBITDA and EBITDAR

EBITDA is calculated as Group operating profit before exceptional items under UK GAAP or operating profit before deemed disposal of subsidiary and before exceptional items under IFRS (both of which include amortisation of landlord and developer contributions received), plus depreciation of tangible fixed assets and amortisation of goodwill (for the purposes of UK GAAP) and other intangible assets plus profits or losses on the disposal of fixed assets where these are included in operating profit.

EBITDAR is calculated as Group operating profit before exceptional items under UK GAAP or operating profit before deemed disposal of subsidiary and before exceptional items under IFRS (both of which include amortisation of landlord and developer contributions received), plus depreciation of tangible fixed assets and amortisation of goodwill (for the purposes of UK GAAP) and other intangible assets plus profits or losses on the disposal of fixed assets where these are included in operating profit, plus property lease rental costs.

EBITDA and EBITDAR have limitations as analytical tools, and an investor should not consider them in isolation from, or as substitutes for, analysis of the Group's results of operations, including the Group's cash flows, as reported under UK GAAP or IFRS, as applicable. Some of the limitations of EBITDA and EBITDAR as measures are:

- they do not reflect the Group's cash expenditures or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from landlords and developers;

- they do not reflect changes in, or cash requirements for, the Group's working capital needs;

- they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on the Group's debt;

- although depreciation and amortisation are non cash charges, the assets being depreciated and amortised will often have to be replaced in the future, and EBITDA and EBITDAR measures do not reflect any cash requirements for such replacements;

- EBITDAR does not include current and future property lease rental costs;

- they include the positive contribution from the amortisation of landlord and developer contributions; and

- other companies in Debenhams' industry may calculate these measures differently to Debenhams, limiting their usefulness as a comparative measure.

Adjusted

In this prospectus, "Adjusted" items refer to the reflection of a lease cost adjustment to show the additional costs that would have been incurred if the British Land Transaction described in "Additional information — Material Contracts — Framework Agreement" in Part 7 had been complete for the full duration of the relevant reporting period.

Debenhams also measures the performance of its business through non-financial indicators, including terminal stock percentages of total stock, Debenhams' market share as a UK retailer and average lead times across product categories. For more information on these non-financial performance indicators, please see "The business — Overview" and "The business — Debenhams growth strategy — Organic growth — End-to-end supply chain transformation — Shortening lead times and improving markdown management" in Part 2.

Like for like sales growth

In this prospectus, like for like sales growth consists of the growth in retail gross transaction value for stores that have been trading for 53 weeks or longer. Like for like sales growth is aggregated on a weekly basis to the extent a store was trading throughout the same financial week during both years and is reported inclusive of value added tax.

26 week period ended 26 February 2005 compared to 26 week period ended 4 March 2006

The following table sets forth certain financial and unaudited operating data relating to the Group for the 26 week periods ended 26 February 2005 and 4 March 2006, based on the Group's IFRS financial information.

	26 weeks ended 26 February 2005	26 weeks ended 4 March 2006	Difference %
	(£ in million unless otherwise indicated)		
Other operating data			
Gross transaction value[1][6]	1,113.3	1,216.8	9.3%
Gross merchandise margin[2][6][8]	474.7	521.7	9.9%
Gross merchandise margin %[7][8]	42.6%	42.9%	+30bps
Operating profit before deemed disposal of subsidiary	144.5	153.1	6.0%
Depreciation	43.2	40.4	(6.5%)
Amortisation	1.6	4.3	168.8%
Loss on disposal of fixed assets	1.1	0.4	(63.6%)
EBITDA[3]	190.4	198.2	4.1%
Lease cost adjustments[4][8]	(14.1)	—	—
Adjusted EBITDA[5][6][8]	176.3	198.2	12.4%
EBITDA growth %[7][8]		4.1%	
EBITDA margin %[7][8]	17.1%	16.3%	(0.8%)
Adjusted EBITDA growth %[6][7][8]		12.4%	
Adjusted EBITDA margin %[6][7][8]	15.8%	16.3%	0.5%

(1) Gross transaction value presents turnover or revenue on a gross basis, including the sales (excluding VAT) of concessions rather than just the commissions received from them. The Directors believe gross transaction value represents a guide to the value of the overall activity of the group.

(2) Gross merchandise margin is calculated as gross transaction value less direct merchandise costs and reflects the direct profit made from the sale of products.

(3) EBITDA is calculated as operating profit before deemed disposal of subsidiary and before exceptional items (which includes amortisation of landlord and developer contributions received) plus depreciation of tangible fixed assets and amortisation of intangible assets and profits or losses on the disposal of fixed assets where these are included in operating profit. EBITDA is not a measurement of performance under IFRS and an investor should not consider EBITDA (a) as an alternative to operating result or net result (as determined in accordance with generally accepted accounting principles) as a measure of Debenhams' operating performance, (b) as an alternative to net cash outflows or inflows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of Debenhams' ability to meet its cash needs or (c) as an alternative to any other measure of performance under generally accepted accounting principles. EBITDA is commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, this information has been disclosed in this document to permit a more complete and comprehensive analysis of Debenhams' operating performance. Because companies do not calculate EBITDA identically, Debenhams' presentation of EBITDA may not be comparable to similarly titled measures of other companies.

(4) The lease costs adjustment shows the additional lease costs that would have been incurred if the British Land Transaction described in "Additional information — Material contracts — Framework Agreement" in Part 7 had been complete for the full duration of the reporting period. This is a non GAAP measure.

(5) Adjusted EBITDA is calculated as operating profit before deemed disposal of subsidiary and before exceptional items (which includes amortisation of landlord and developer contributions received) plus depreciation of tangible fixed assets and amortisation of intangible assets plus profits or losses on the disposal of fixed assets where these are included in operating profit and includes a rent expense that would have been incurred if the British Land Transaction described in paragraph 11 of Part 7 had been complete for the full duration of the reporting period. Like EBITDA, Adjusted EBITDA is not a measurement of performance under IFRS and an investor should not consider Adjusted EBITDA to be alternative to any other measure of performance under generally accepted accounting principles. Accordingly, this information has been disclosed in this document to permit a more complete and comprehensive analysis of Debenhams' operating performance. Because companies do not calculate Adjusted EBITDA identically, Debenhams' presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(6) Gross transaction value, gross merchandise margin and the adjusted figures are not measurements of performance under IFRS and an investor should not consider them to be an alternative to any other measure of performance under generally accepted accounting principles.

(7) EBITDA, Adjusted EBITDA and gross merchandise margin percentages are calculated as a percentage of gross transaction value. These are non GAAP measures.

(8) Unaudited.

Gross merchandise margin

Gross merchandise margin as a percentage of gross transaction value increased from 42.6% in the 26 week period ended 26 February 2005 to 42.9% in the 26 week period ended 4 March 2006. This growth is as a result of improved cost prices, changes in own bought versus concessions mix and favourable foreign currency movements, offset, in part, by price point realignments in response to increased competition within the market which led to increased cost of promotional activity to drive sales during the period.

Gross merchandise margin increased by £47.0 million, or 9.9%, from £474.7 million in the 26 week period ended 26 February 2005 to £521.7 million in the 26 week period ended 4 March 2006. This increase is attributable to an increase in like for like sales including 11 department store modernisations/refurbishments, the growth in gross transaction value generated from ten new department store openings (including eight former Allders stores), two new Desire by Debenhams store openings since 26 February 2005 and growth in Debenhams' international franchise stores and internet website.

EBITDA

EBITDA increased by £7.8 million, or 4.1%, from £190.4 million in the 26 week period ended 26 February 2005 to £198.2 million in the 26 week period ended 4 March 2006. EBITDA growth in 2006 was primarily attributable to an increase in like for like sales, new store openings and modernisations/refurbishments, combined with improvements in gross merchandise margin as outlined above and continued improvements in business efficiencies following the Acquisition, offset by an increased rent expense in the amount of £14.1 million as a result of the British Land Transaction.

As a result of this performance, Debenhams' EBITDA margin as a percentage of gross transaction value decreased from 17.1% in the 26 week period ended 26 February 2005 to 16.3% in the 26 week period ended 4 March 2006 primarily due to the increased rent expense of £14.1 million as a result of the British Land Transaction.

Adjusted EBITDA increased £21.9 million, or 12.4%, from £176.3 million in the 26 week period ended 26 February 2005 to £198.2 million in the 26 week period ended 4 March 2006. Adjusted EBITDA margin increased between the two periods from 15.8% to 16.3% as a result of the items discussed above save for the increase in rent expense.

2003, 2004 and 2005 financial years

The following table sets forth certain financial and unaudited operating data relating to the Group for 2003, 2004 and 2005 financial years, based on the Group's UK GAAP financial information.

	52 weeks ended 30 August 2003	52 weeks ended 28 August 2004	2004 to 2003 Difference %	53 weeks ended 3 September 2005	2005 to 2004 Difference %
	(£ in million unless otherwise indicated)				
Other Operating Data					
Gross transaction value[2][9]	1810.2	1902.9	5.1%	2086.8	9.7%
Gross merchandise margin[1][3][9]	763.2	796.7	4.4%	894.9	12.3%
Gross merchandise margin %[1][8]	42.2%	41.9%	(30 bps)	42.9%	+100 bps
Group operating profit	149.1	108.4	(27.3%)	183.2	69.0%
Exceptional costs[4]	14.2	49.3	247.2%	4.4	(91.1%)
Depreciation	82.9	91.3	10.1%	89.1	(2.4%)
Goodwill amortisation	0.2	31.8	NM[10]	64.5	102.8%
(Profit)/loss on disposal of fixed assets	(1.6)	0.9	(156.3%)	3.0	233.3%
EBITDA[5]	244.8	281.7	15.1%	344.2	22.2%
Lease cost adjustments[1][6]	(26.8)	(27.5)		(14.1)	
Adjusted EBITDA[1][7]	218.0	254.2	16.6%	330.1	29.9%
EBITDA growth %[1]		15.1%		22.2%	
EBITDA margin %[1][8]	13.5%	14.8%	1.3%	16.5%	1.7%
Adjusted EBITDA growth (%)[1][8][9]		16.6%		29.9%	
Adjusted EBITDA margin (%)[1][9]	12.0%	13.4%	1.4%	15.8%	2.4%

(1) Unaudited. Source: Management accounts.

(2) Gross transaction value presents turnover or revenue as a gross basis, including the sales (excluding VAT) of concessions rather than just the commissions received from them. The Directors believe gross transaction value represents a guide to the overall activity of the group.

(3) Gross merchandise margin is calculated as gross transaction value less direct merchandise costs and reflects the direct profit made from the sale of products.

(4) Exceptional costs comprise the aggregate of exceptional cost of sales, distribution exceptional costs and administrative exceptional costs for the 2003, 2004 and 2005 financial years, respectively.

(5) EBITDA is calculated as Group operating profit before exceptional items (which includes amortisation of landlord and developer contributions received) plus depreciation of tangible fixed assets and amortisation of goodwill and other intangible assets plus profits or losses on the disposal of fixed assets where these are included in operating profit. EBITDA is not a measurement of performance under UK GAAP and an investor should not consider EBITDA (a) as an alternative to operating result or net result (as determined in accordance with generally accepted accounting principles) as a measure of Debenhams' operating performance, (b) as an alternative to net cash outflows or inflows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of Debenhams' ability to meet its cash needs or (c) as an alternative to any other measure of performance under generally accepted accounting principles. EBITDA is commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, this information has been disclosed in this document to permit a more complete and comprehensive analysis of Debenhams' operating performance. Because companies do not calculate EBITDA identically, Debenhams' presentation of EBITDA may not be comparable to similarly titled measures of other companies.

(6) The lease costs adjustment shows the additional lease costs that would have been incurred if the British Land Transaction described in "Additional information — Material Contracts — Framework Agreement" in Part 7 had been complete for the full duration of the reporting period. This is a non GAAP measure.

(7) Adjusted EBITDA is calculated as Group operating profit before exceptional items (which includes amortisation or landlord and developer contributions received) plus depreciation of tangible fixed assets and amortisation of goodwill and other intangible assets plus profits or losses on the disposal of fixed assets where these are included on operating profit and includes a rent expense which would have been incurred if the British Land Transaction described in paragraph 11 of part 7 had been completed for the full duration of the reporting period. Like EBITDA, Adjusted EBITDA is not a measurement of performance under UK GAAP and an investor should not consider Adjusted EBITDA to be an alternative to any other measure of performance under generally accepted accounting principles. Accordingly, this information has been disclosed in this document to permit a more complete and comprehensive analysis of Debenhams' operating performance. Because companies do not calculate Adjusted EBITDA identically, Debenhams' presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(8) Gross merchandise margin, EBITDA margin and Adjusted EBITDA margin are calculated as a percentage of gross transaction value. These are non GAAP measures.

(9) Gross transaction value, gross merchandise margin and the adjusted figures are not measurements of performance under UK GAAP and an investor should not consider them to be an alternative to any other measure of performance under generally accepted accounting principles.

(10) NM means "not meaningful."

Gross merchandise margin

Gross merchandise margin as a percentage of gross transaction value totalled 42.2%, 41.9% and 42.9% for each of the 2003, 2004 and 2005 financial years, respectively. The growth in the percentage in the 2005 financial year was due to margin improving initiatives, such as cost price negotiations, markdown reductions, supply chain initiatives and currency benefits, offset by a higher mix of concession sales.

The 0.3% decrease in gross merchandise margin which occurred in 2004 was a result of current management's strategy to significantly reduce terminal stock and introduce a strategy of progressive markdowns rather than relying only on end of term sales.

Gross merchandise margin increased £98.2 million, or 12.3%, from £796.7 million in the 2004 financial year to £894.9 million in the 2005 financial year. In addition, gross merchandise margin increased £33.5 million, or 4.4% from £763.2 million in the 2003 financial year to £796.7 million in the 2004 financial year. Gross merchandise margin has increased for each of the three financial years under review (totalling £763.2 million, £796.7 million and £894.9 million for each of the financial years 2003, 2004 and 2005, respectively) with a CAGR of 8.3% from the 2003 financial year to the 2005 financial year.

The increase in the 2005 financial year is attributable to variety of factors, including an increase in like for like sales, including the modernisation/refurbishment of six department stores, the opening of 13 new department stores during the 2005 financial year and the full year impact of two new department stores which were opened in the previous year. Debenhams also realised reductions in direct merchandise costs in the 2005 financial year as a result of initiatives implemented in 2004, namely, the reduction of supplier cost prices and improvements to concession margin terms. The increases from the 2003 financial year to the 2004 financial year and the 2004 financial year to the 2005 financial year are in part as a result of the favourable impact of movements in foreign currency which amounted to £9.5 million and £13.0 million in the 2004 and 2005 financial years, respectively. In

addition, the Group increased its higher price point offerings through its "Designers at Debenhams" offering. From the 2003 financial year to the 2005 financial year, the Group's gross merchandise margin also benefited from reduced clearance and point of sale markdowns as a result of shorter lead times and the implementation of progressive and differential mark downs strategies.

EBITDA

EBITDA increased £62.5 million, or 22.2% from £281.7 million in the 2004 financial year to £344.2 million in the 2005 financial year. In addition, EBITDA increased £36.9 million, or 15.1%, from £244.8 million in the 2003 financial year to £281.7 million in the 2004 financial year. EBITDA has increased for each of the three financial years with a CAGR of 18.6% from the 2003 financial year to the 2005 financial year.

EBITDA growth in 2005 was primarily attributable to the increase in like for like sales (including department store modernisation/refurbishments), improvements in gross merchandise margin and new store openings combined with improvements in business efficiencies following the Acquisition which resulted in the realisation of significant full year cost savings offset by an increased rent expense of £14.1 million as a result of the British Land Transaction.

Increased EBITDA in the 2004 financial year as compared to the 2003 financial year is due primarily to increased sales driven by like for like sales growth, including six department store modernisations/refurbishments for the 2004 financial year, as well as the opening of two new department stores in the 2004 financial year. EBITDA in the 2004 financial year also benefited from six months of the estimated £45 million of cost savings implemented as part of current management's strategy following the Acquisition and the increased discounts and reduced cost prices received from suppliers through the renegotiation of supplier terms, offset by the reduction in gross merchandise margin as a result of terminal stock clearance and concession space expansion initiatives as described above.

As a result of this performance, Debenhams' EBITDA margin as a percentage of gross transaction value increased from 13.5% in the 2003 financial year to 14.8% in the 2004 financial year. In the 2005 financial year it increased by a further 1.7% to 16.5%.

Between the 2004 and 2005 financial years, Adjusted EBITDA increased by £75.9 million, or 29.9%, from £254.2 million in the 2004 financial year to £330.1 million in the 2005 financial year. Between the 2003 and 2004 financial years, Adjusted EBITDA increased by £36.2 million, or 16.6%, from £218.0 million in the 2003 financial year to £254.2 million in the 2004 financial year.

Adjusted EBITDA margin increased over the three year period from 12.0% to 13.4% to 15.8% in the 2003, 2004 and 2005 financial years, respectively, for the reasons described above save for the increase in the rent expense.

Dividend policy

The Directors intend to adopt a progressive dividend policy, which will reflect the long-term earnings potential of Debenhams, whilst maintaining an appropriate level of dividend cover. The Directors will be targeting a dividend cover of approximately two times, based on underlying earnings.

The first dividend to be declared by Debenhams following the Offer will be the final dividend in respect of the financial year ending August 2006. In the absence of unforeseen circumstances, the Directors expect to recommend a dividend for this period, which will be payable in January 2007, to shareholders on the register in November 2006, based on one third of a full year dividend for the financial year ending August 2006, reflecting the capital structure and dividend policy of Debenhams following Admission.

Thereafter, it is envisaged that Debenhams will pay an interim dividend in July and a final dividend in the following January of each year, in the approximate proportions of one third and two thirds, respectively, of the total annual dividend.

As is the case with all forward-looking statements, this statement regarding the Company's dividend policy is subject to a variety of risks and uncertainties. The Company may revise its dividend policy from time to time. For a discussion of certain other factors that could cause Debenhams' actual dividends to deviate from its current policy and estimates see "Risk factors" in Part 1.

Liquidity and capital resources

Capital resources

Debenhams maintains cash, which is primarily held in pounds sterling, to fund the daily cash requirements of its business. Going forward, Debenhams expects that investments in the internet website and store refurbishments will be funded using cash and investments in stores will be funded through a combination of cash and borrowing capacities available to the Group. As of 4 March 2006, the Company and its consolidated subsidiaries held £145.7 million of unrestricted cash. Debenhams also has a revolving credit facility of £150 million, which is available to Debenhams under the Senior Credit Facilities until 31 May 2012, of which, as at 4 March 2006, £9.0 million was utilised under ancillary facilities in the form of a standby letter of credit. Debenhams also has available up to £60 million under BACS facilities that Debenhams primarily uses to make payments to its suppliers, to pay its employees and to make payments under lease and rates obligations to third parties. On 19 April 2006, the Company entered into a credit agreement with, *inter alia,* The Royal Bank of Scotland plc, The Governor and Company of the Bank of Scotland, Lloyds TSB Bank plc and Barclays Capital as mandated lead arrangers (the "New Credit Agreement"). The term loan facility of the New Credit Agreement is a five-year term loan available for the purpose of refinancing the Senior Credit Facilities, the costs associated with the Offer and general corporate purposes and can be drawn down only upon repayment in full of the Senior Credit Facilities. For more information on the Group's material unused source of liquidity, please see "Additional information — Material contracts — New Credit Agreement" in Part 7. The agreements governing some of these credit facilities include operating and financial covenants. For further information regarding the covenants as well as information on relevant ratios in the Senior Credit Facilities and the New Credit Facilities, see "Additional information — Material contracts — New Credit Agreement and "Additional information — Material contracts — Senior Credit Agreement" in Part 7.

In addition to the facilities mentioned above, a principal source of Debenhams' liquidity is net cash inflow from operating activities and, as a result, significant risks to Debenhams' sources of liquidity include operational risks, such as the risk of stagnant or declining revenues.

The Company is a holding company with no source of operating income. It is therefore dependent on its capital raising abilities and dividend payments from subsidiaries. The terms of the Senior Credit Facilities and the New Credit Facilities contain a number of significant covenants that restrict Debenhams' ability and the ability of its subsidiaries to, among other things, incur additional debt and grant guarantees.

The Directors believe that Debenhams' cash flow from operations and its existing cash resources, together with available borrowings under the Senior Credit Facilities and, after it has been refinanced, under the New Credit Facilities will be sufficient to fund its anticipated working capital needs, capital expenditure (including new store openings and store refurbishments) and debt service requirements for the foreseeable future.

For additional information on Debenhams' capital resources, please see "Financial information" in Part 5.

Use of proceeds

Debenhams intends to use the net proceeds of the Offer of approximately £680 million, together with £38 million of existing cash, to repay £700 million of borrowings under the Senior Credit Facilities, to pay £13.5 million into the Debenhams Retirement Scheme and to pay £4.5 million into the Debenhams Executive Pension Plan. The payments into the pension schemes, totalling £18.0 million, represent the remaining additional contributions that the Company agreed would be paid in to the pension schemes as a result of the Refinancing and Restructuring in May 2005. The pension schemes had a deficit of £7.6 million recognised in the Group's balance sheet as at 4 March 2006. The expenses of the Offer payable by the Company are estimated to be approximately £20 million.

Historical cash flows for the 26 week periods ended 26 February 2005 and 4 March 2006

The following table summarises the cash flow for the periods indicated in accordance with IFRS:

	26 weeks ended 26 February 2005	26 weeks ended 4 March 2006
	IFRS	*IFRS*
	(£ in millions)	
Net cash generated from operating activities	163.7	150.1
Net cash generated from/(used in) investing activities	83.8	(51.5)
Net cash used in financing activities	(97.5)	(9.5)
Net increase in cash and cash equivalents	150.0	89.1

Net cash generated from operating activities

The following table sets forth the principal components of Debenhams' net cash flow from operating activities for the periods indicated in accordance with IFRS:

	26 weeks ended 26 February 2005	26 weeks ended 4 March 2006
	IFRS	*IFRS*
	(£ in millions)	
Profit for the financial period	186.7	54.7
Taxation	(14.5)	23.2
Depreciation	43.2	40.4
Amortisation	1.6	4.3
Loss on disposal of property, plant and equipment	1.1	0.4
Profit on deemed disposal of subsidiary	(117.7)	—
Net movements in provisions for liabilities and charges	(3.9)	(1.2)
Interest income	(4.5)	(3.8)
Interest expense	94.5	79.0
Difference between pension charge and contributions paid	0.6	(0.5)
Net movement in long-term creditors	6.3	16.7
Changes in working capital		
Increase in Inventories	(13.9)	(28.9)
Increase in Trade and other receivables	(6.8)	(1.6)
Increase in Trade and other payables	47.3	20.7
Cash generated from operations	220.0	203.4
Interest received	4.4	3.4
Interest paid	(54.2)	(74.7)
Tax (paid)/received	(6.5)	18.0
Net cash generated from operating activities	163.7	150.1

Between the 26 week periods ended 26 February 2005 and 4 March 2006, net cash generated from operating activities decreased by £13.6 million, or 8.3%, from £163.7 million in the 26 week period ended 26 February 2005 to £150.1 million in the 26 week period ended 4 March 2006. This decrease was primarily due to increased inventories in 2006 and one-off benefits in 2005 as a result of the supplier payment term changes and higher interest payments as a result of increased debt levels in the 26 weeks to 4 March 2006, offset, in part, by lower tax payments. For more information, see Note 30 to the financial information for the 26 week periods ended 4 March 2006 and 26 February 2005 (Section B of Part 5).

Net cash generated from/(used in) investing activities

The following table sets forth the principal components of Debenhams' net cash flow from investing activities for the periods indicated in accordance with IFRS:

	26 weeks ended 26 February 2005	26 weeks ended 4 March 2006
	IFRS	*IFRS*
	(£ in millions)	
Cash flows from investing activities		
Net cash received on deemed disposal of subsidiary	121.8	—
Purchase of property, plant and equipment	(34.0)	(51.7)
Proceeds from sale of property, plant and equipment	0.2	0.2
Purchase of investments	(4.2)	—
Net cash generated from/(used in) investing activities	83.8	(51.5)

Between the 26 week periods ended 26 February 2005 and 4 March 2006, net cash generated from/(used in) investing activities changed from a cash inflow of £83.8 million in the 26 weeks ended 26 February 2005 to an outflow of £51.5 million in the 26 weeks ended 4 March 2006, primarily due to a cash inflow in the 26 week period ended 26 February 2005 of £121.8 million as a result of the British Land Transaction, offset by a £34.0 million capital expenditure outflow and an investment in the amount of £4.2 million in Ermes Department Stores Limited (Cyprus franchise) compared with a capital expenditure outflow in 2005 of £51.5 million. The principal components of Debenhams' capital expenditure have typically been new department store openings and store modernisations/refurbishments. For the 26 week period ended 4 March 2006, capital expenditure included costs related to the opening of one new department store and one new Desire by Debenhams store.

Net cash used in financing activities

The following table sets forth the principal components of Debenhams' net cash flow from financing activities for the periods indicated in accordance with IFRS:

	26 weeks ended 26 February 2005	26 weeks ended 4 March 2006
	IFRS	*IFRS*
	(£ in millions)	
Cash flows from financing activities		
Drawdown of Senior Term Loan	—	0.8
Senior Term Loan repayment	—	(9.5)
Mortgage Facility repayment	(5.7)	—
Repayment of Senior Loan Facilities	(10.9)	—
Appropriation — settlement of 'B' Loan Notes	—	(0.8)
Repayment of Deep Discounted Bonds	(80.9)	—
Net cash used in financing activities	(97.5)	(9.5)

Between the 26 week periods ended 26 February 2005 and 4 March 2006, net cash used in financing activities decreased from an outflow of £97.5 million in the 26 weeks ended February 2005 to an outflow of £9.5 million in the 26 weeks ended 4 March 2006, primarily due to the repayment of Debenhams' deep discounted bonds (totalling £80.9 million) and the repayment of the mortgage facility (totalling £5.7 million) in the 26 weeks ended 26 February 2005.

Historical cash flows for the 2003, 2004 and 2005 financial years

The following table summarises cash flow for the periods indicated in accordance with UK GAAP:

	52 weeks ended 30 August 2003	52 weeks ended 28 August 2004	53 weeks ended 3 September 2005
	UK GAAP	*UK GAAP*	*UK GAAP*
		(£ in millions)	
Net cash inflow from operating activities	263.5	290.0	381.9
Net cash (outflow) from returns on investments and servicing of finance	(7.7)	(112.8)	(328.9)
Taxation paid	(44.7)	(22.8)	(10.4)
Net cash (outflow) from capital expenditure and financial investment	(132.3)	(63.6)	(104.3)
Net cash (outflow)/inflow from acquisition	(2.1)	(1,757.5)	121.8
Equity dividends paid	(46.0)	—	—
Net cash (outflow)/inflow from financing	(31.5)	1,883.1	(143.6)
(Decrease)/increase in cash	(0.8)	216.4	(83.5)

Net cash inflow from operating activities

The following table sets forth the principal components of Debenhams' net cash flow from operating activities for the periods indicated in accordance with UK GAAP:

	52 weeks ended 30 August 2003	52 weeks ended 28 August 2004	53 weeks ended 3 September 2005
	UK GAAP	*UK GAAP*	*UK GAAP*
		(£ in millions)	
Operating Profit	149.1	108.4	183.2
Depreciation charge	82.9	91.3	89.1
Goodwill amortisation	0.2	31.8	64.5
(Profit)/loss on disposal of fixed assets	(1.6)	0.9	3.0
Difference between pension charge and contributions made	5.9	1.9	(26.7)
Decrease/(increase) in stocks	5.3	30.8	(29.8)
Increase in debtors	(1.6)	(3.5)	(7.2)
Increase in creditors and provisions	23.3	28.4	105.8
Net cash inflow from operating activities	263.5	290.0	381.9

Between 2004 and 2005, net cash inflow from operating activities increased by £91.9 million, or 31.7%, from £290.0 million in the 2004 financial year to £381.9 million in the 2005 financial year. This increase was primarily due to improved working capital management (as the negative working capital position achieved in the 2004 financial year increased in the 2005 financial year), which resulted in a significant increase in Debenhams' creditors' balances which more than offset a small increase in Debenhams' debtors and an increase in stock holdings as a result of new department store openings. This increase is also as a result of an overall increased operating profit, as well as the speedier clearance of terminal stock which generated cash, offset by the £29.4 million pension payment made in the 2005 financial year as a result of the Refinancing and Restructuring.

Between 2003 and 2004, net cash inflow from operating activities increased by £26.5 million, or 10.1%, from £263.5 million in the 2003 financial year to £290.0 million in the 2004 financial year. This increase was primarily due to improved working capital management, which resulted in an increase in Debenhams' creditors and provisions and a decrease in stocks offset by a small increase in Debenhams' debtors. These improvements were mainly accomplished following Debenhams' Acquisition through reductions in Debenhams' overall stock levels (primarily generated through reductions in terminal stock levels and improved supply chain management which enabled lower levels of stock cover) and the negotiation of extended payment terms with Debenhams' suppliers. In the 2004 financial year, Debenhams achieved a negative working capital profile.

Net cash outflow from returns on investments and servicing of finance

The following table sets forth the principal components of Debenhams' net cash flow from returns on investments and servicing of finance for the periods indicated in accordance with UK GAAP:

	52 weeks ended 30 August 2003	52 weeks ended 28 August 2004	53 weeks ended 3 September 2005
	UK GAAP	*UK GAAP*	*UK GAAP*
		(£ in millions)	
Interest received	0.5	3.3	8.1
Interest paid	(5.1)	(46.7)	(294.5)
Interest element of finance lease payments	(3.1)	(2.5)	(3.4)
Issue costs on funding facilities	—	(66.9)	(39.1)
Net cash (outflow) from returns on investment and servicing of finance	(7.7)	(112.8)	(328.9)

Between 2004 and 2005, net cash outflow from returns on investments and servicing of finance increased by £216.1 million, or 191.6%, from £112.8 million in the 2004 financial year to £328.9 million in the 2005 financial year, primarily due to the interest on three additional months of Acquisition related debt in the 2005 financial year, and the payment of accrued interest on the repayment of the deep discounted bonds and high yield notes in 2005.

Between 2003 and 2004, net cash flow from returns on investments and servicing of finance increased by £105.1 million, from £7.7 million in the 2003 financial year to £112.8 million in the 2005 financial year, primarily due to increased interest payments on debt obligations and the issue costs of raising debt (since prior to the Acquisition, the Group had almost no debt obligations).

Taxation paid

Debenhams achieved further cash flow improvement through a reduction in taxation paid from a tax payment of £44.7 million during the 2003 financial year to tax payments of £22.8 million and £10.4 million for the 2004 and 2005 financial years, respectively, primarily due to increased tax deductions related to the Group's increased debt burden.

Net cash outflow from capital expenditure and financial investment

The following table sets forth the principal components of Debenhams' net cash flow from capital expenditure and financial investment for the periods indicated in accordance with UK GAAP:

	52 weeks ended 30 August 2003	52 weeks ended 28 August 2004	53 weeks ended 3 September 2005
	UK GAAP	*UK GAAP*	*UK GAAP*
		(£ in millions)	
Payments to acquire intangible fixed assets	(0.1)	—	—
Payments to acquire stores	—	—	(34.0)
Proceeds from sale of freehold premises	—	—	22.0
Payments to acquire tangible fixed assets	(134.5)	(84.6)	(114.2)
Receipts from sale of tangible fixed assets	2.3	21.0	26.1
Purchase of investment	—	—	(4.2)
Net cash (outflow) from capital expenditure and financial investment	(132.3)	(63.6)	(104.3)

Between 2004 and 2005, net cash outflow from capital expenditure and financial investment increased by £40.7 million from £63.6 million in the 2004 financial year to £104.3 million in the 2005 financial year. This increase was primarily due to increased new department store openings (there were 13 new department store openings in the 2005 financial year including the eight ex-Allders stores) and the refurbishment of six new department stores and the investment in the Ermes Department Stores Limited (Cyprus franchise) offset in part from additional cash inflow from the sales of freehold premises and tangible fixed assets.

Between 2003 and 2004, net cash outflow from capital expenditure and financial investment decreased by £68.7 million, or 51.9%, from £132.3 million for the 2003 financial year to £63.6 million for the 2004 financial year. This decrease resulted primarily from decreased payments to acquire tangible fixed assets due in part to the relative timing of capital expenditure related to new stores and store modernisations, as well as management's initiatives to reduce capital expenditure spend per square foot on new and modernised department stores.

Debenhams' capital expenditure varies from period to period, primarily based on the number of stores that Debenhams opens and modernises during the relevant period. New department store openings and store modernisations/refurbishments were a significant proportion of total capital expenditure in the 2003, 2004 and 2005 financial years. In addition, the Directors believe that capital expenditure levels have benefited from the lower average cost of new store openings and refurbishments under the current management team.

Net cash (outflow)/inflow from financing

The following table sets forth the principal components of Debenhams' net cash (outflow)/inflow from financing for the periods indicated in accordance with UK GAAP:

	52 weeks ended 30 August 2003	52 weeks ended 28 August 2004	53 weeks ended 3 September 2005
	UK GAAP	*UK GAAP*	*UK GAAP*
		(£ in millions)	
Issue of ordinary share capital	7.3	15.5	—
Purchase of own shares	(20.4)	—	—
Purchase of own shares by ESOPs	(20.0)	—	—
Sale of own shares by ESOPs	1.6	38.7	—
Senior term loan	—	—	1,827.6
Senior facility	—	621.0	—
Repayment of senior facility	—	—	(621.0)
Bridge facility	—	354.7	—
Repayment of bridge facility	—	(354.7)	—
Mezzanine facility	—	325.0	—
Repayment of mezzanine facility	—	(325.0)	—
Deep discounted bonds	—	606.6	—
Repayment of deep discounted bonds	—	(92.3)	(514.3)
High yield bonds	—	324.4	—
Repayment of high yield bonds	—	—	(326.7)
Settlement of 'A' loan notes	—	—	(516.8)
Restricted cash held in Debenhams Retail Employee Trust 2004	—	—	13.3
Mortgage facility	—	369.2	(5.7)
Net cash (outflow)/inflow from financing	(31.5)	1,883.1	(143.6)

Between 2004 and 2005, there was a change from a net cash inflow of £1,883.1 million in the 2004 financial year to a net cash outflow of £143.6 million for the 2005 financial year. In 2004, the net cash inflow was primarily a result of a draw down of the Senior Credit Facilities, as well as proceeds received in connection with Debenhams' issuance of high yield notes and deep discounted bonds to finance, in part, the Acquisition. In 2005, Debenhams repaid amounts borrowed under the Senior Credit Facilities, as well as the amounts borrowed through the issuance of high yield notes and deep discounted bonds as part of the debt restructuring.

Net cash flow from financing increased from a net cash outflow of £31.5 million for the 2003 financial year to a net cash inflow of £1,883.1 million for the 2004 financial year, primarily as a result of proceeds received from amounts borrowed by Debenhams under the Senior Credit Facilities and the issuance of high yield notes and deep discounted bonds to finance the Acquisition.

Capitalisation and indebtedness

The following table sets out the consolidated capitalisation and indebtedness of Debenhams as at 4 March 2006:

Capitalisation and indebtedness(1)(2)(3)(4)	£m
Total current debt	
Guaranteed(5)	(49.2)
Secured(6)(7)	(29.6)
Unguaranteed/unsecured(5)(8)	(5.8)
	(84.6)
Total non-current debt (excluding current portion of the long-term debt)	
Guaranteed	—
Secured(6)(7)	(1,851.8)
Unguaranteed/unsecured	—
	(1,851.8)
Shareholders' equity	
Share capital	—
Legal reserves	1,200.9
Reverse acquisition reserve	(1,199.9)
Hedging reserve	(5.1)
Other reserves	1.0

Notes:

(1) Shareholders' equity does not include the profit and loss account reserve.

(2) This statement of capitalisation and indebtedness has been prepared under IFRS using policies which are consistent with those used in preparing the Group's interim financial information for the 26 week period ended 4 March 2006 set out in Section B of Part 5.

(3) This information is unaudited.

(4) The Group's debt is shown gross of unamortised issue costs.

(5) The Group has B loan notes of £49.2 million which are unsecured, but guaranteed under Tranche A of the senior facility. Accrued interest of £0.4 million on the B Loan Notes is not guaranteed.

(6) The Group has syndicated senior facilities of £2,050 million, which are secured by a charge over the Group's assets by debenture. As at 4 March 2006, £1,820.4 million of this facility was drawn, of which £27.9 million is within current debt and £1,792.5 million within non-current debt.

(7) Hire purchase and finance leases of £61.0 million are secured upon the assets to which they relate. £1.7 million of the hire purchase and finance lease obligations is within current debt and £59.3 million within non-current debt.

(8) The Group's overdraft of £5.4 million is unguaranteed and unsecured.

(9) On 20 March 2006 B loan notes of £49.2 million were repaid. This was funded by an increase in Tranche A of the senior facility.

(10) Refer to paragraph 1 of Part 7 for details of changes to the capitalisation of the Group which have taken place since 4 March 2006.

The following table sets out the net financial indebtedness of the Group as at 4 March 2006:

Net indebtedness

	£m
Cash	159.0
Cash equivalents	—
Trading securities	—
Total liquidity	159.0
Current bank debt[8]	(5.4)
Current portion of non current debt [5][6]	(77.5)
Other current financial debt[7]	(1.7)
Current financial debt	(84.6)
Net current financial indebtedness	74.4
Non-current bank loans[5][6]	(1,792.5)
Bonds issued	—
Other non-current financial debt[7]	(59.3)
Non current financial indebtedness	(1,851.8)
Net financial indebtedness	(1,777.4)

Notes:

(11) Other current financial debt and other non-current financial debt includes hire purchase and finance lease obligations.

(12) The Group's debt is shown gross of unamortised issue costs.

(13) The Group has no indirect or contingent indebtedness as at 4 March 2006.

(14) The guarantees entered into by the Group at 4 March 2006 were a Credit Suisse counter indemnity for Barclays duty deferment guarantees of £4.0 million and standby letters of credit of £5.0 million.

(13) The Group also has derivatives not reflected in the analysis above with the following fair values as at 4 March 2006:

	Asset/(Liability) £m
Foreign currency — held for trading	
assets	0.8
liabilities	(0.1)
Foreign currency hedging	
assets	0.3
liabilities	(0.5)
Interest rate hedging	
assets	2.3
liabilities	(8.5)
Total	(5.7)

For more information on the Group's indebtedness, please see Additional information — "Material contracts — New Credit Agreement" in Part 7 and "Additional information — Material contracts — Senior Credit Agreement" in Part 7.

Contractual obligations and contingent liabilities

The Group has various contractual obligations and commercial commitments, which are items for which it is contractually obligated or committed to pay a specified amount at a specific point in time. Debenhams' aggregate contractual obligations as at 4 March 2006, are as follows:

	Payments Due by Period				
Contractual obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
			(£ in millions)		
Senior Credit Facilities and Notes ...	1,870.0	77.5	108.0	184.8	1,499.7
Finance lease obligations	99.5	7.6	14.7	16.7	60.5
Existing operating lease obligations..	2,763.2	81.7	174.7	178.2	2,328.6
New property operating lease obligations	1,257.0	28.4	58.8	61.9	1,107.9
Total contractual obligations	5,989.7	195.2	356.2	441.6	4,996.7

Debenhams' finance lease obligations reflect the payments due under the 125-year lease-leaseback agreement with Lloyds TSB that governs ten of Debenhams' store locations. Debenhams' existing operating lease obligations relate primarily to its store leases, which typically extend for terms between 25 and 99 years, and reflect the sum of all rental payments due under these leases and leases for its head office facilities and distribution centres. Debenhams' new property operating lease obligations reflect the sum of all rental payments due under the leases relating to the properties which were subject to the British Land Transaction, the majority of which extend for terms of 30 years. A portion of Debenhams' operating lease obligations is guaranteed by certain of its subsidiaries.

As at 4 March 2006, £9.0 million was utilised under ancillary facilities in the form of a standby letter of credit. Debenhams also guaranteed, and secured against certain of its properties, £59.0 million and £59.5 million of property lease obligations as at 4 March 2006 and 3 September 2005, respectively.

Off-balance sheet arrangements

Historically, Debenhams has not used special-purpose vehicles or similar financing arrangements. Debenhams does not have any off-balance sheet financing arrangements with any of its affiliates or with any unconsolidated entities.

Quantitative and qualitative disclosures about market risk

The Group's exposure to market risk is a function of its borrowing and business activities. The Group is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Group faces foreign exchange risk to the extent the business's sales, costs, assets or liabilities are denominated in currencies other than pounds sterling. Its interest rate risk results from changes in interest rates which may affect the cost of its financings. The Group does not hold or issue derivative or other financial instruments for trading purposes.

For a discussion of the Group's financial risk management and treasury policies see Note 26 to the financial information for the three financial years ended 3 September 2005 prepared in accordance with UK GAAP and set forth in Section A of Part 5 of this document, and Note 3 to the financial information for the 26 week periods ended 26 February 2005 and 4 March 2006, respectively, prepared in accordance with IFRS and set forth in Section B of Part 5 of this document.

Foreign exchange risk

A substantial proportion of the Group's imports are paid for in US dollars. The impact of currency movements is managed through the use of forward contracts or currency options with a settlement period of twelve months or less. Up to 80% of the first six months forecast purchases and up to 70% of the second six months are hedged.

The Group does not hedge either economic exposure or the translation exposure arising from the profits, assets and liabilities of non sterling business whilst they remain immaterial.

Interest rate risk

Substantially all of the borrowing facilities and cash deposits of the Company and its consolidated subsidiaries are denominated in pounds sterling and euros.

As at 4 March 2006, Debenhams had borrowed £1818.9 million of term loans, (excluding accrued interest) and £9.0 million was utilised under ancillary facilities in the form of a standby letter of credit. In relation to the term loans, Debenhams has entered into interest rate hedges for £1465.1 million, which expire on or before 30 November 2011. In addition, £25 million of Debenhams' finance lease obligations were hedged against movements in interest rates using interest rate swaps. 76.3% of the total indebtedness of the Company and its consolidated subsidiaries as at 4 March 2006 was hedged against movements in interest rates. Assuming no changes in the borrowings and interest rate swaps described above, it is estimated that a rise of 1.0% in interest rates would reduce profits before taxation for the 2006 financial year by £4.6 million.

Impact of inflation

A portion of Debenhams' costs is affected by inflation, but the Directors believe that Debenhams is not subject to material risk due to inflation.

Critical accounting policies

Debenhams' discussion and analysis of its financial condition and results of operations are based upon Debenhams' consolidated financial information, which has been prepared in accordance with accounting principles generally accepted in the United Kingdom or IFRS, as applicable. The preparation of this financial information requires Debenhams to make estimates and judgements that affect the reported amounts of assets, liabilities, turnover and expenses, and related disclosure of contingent assets and liabilities.

The Directors believe that the estimates, assumptions and judgements involved in the accounting policies described below have the greatest potential impact on Debenhams' financial information, so Debenhams considers these to be its critical accounting policies. Due to the uncertainty inherent in these matters, actual results could differ from the estimates Debenhams uses in applying the critical accounting policies described below.

Critical accounting policies under IFRS

Goodwill and other intangible assets

Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill is not amortised, but tested annually for impairment, or when trigger events occur, and carried at cost less accumulated impairment losses.

Other intangible assets, including internally generated software costs, are amortised over their useful lives and are measured for impairment only when events or circumstances indicate that their carrying value may be impaired.

Taxes

Current tax is based on taxable profits for the financial period using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. If deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversals of the temporary differences is controlled by Debenhams and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

On an interim basis, Debenhams estimates what its effective tax rate will be for the full financial year and records an interim corporate tax provision in accordance with the anticipated annual rate. As the financial year progresses, Debenhams continually refines its estimate based upon actual events during the year. This continual estimation process periodically results in a change to Debenhams' expected effective tax rate for the financial year.

Share based payments

The fair value of shares issued through the employee share schemes is charged as an operating cost over the period of performance of the employee in respect of which rights to acquire the shares are granted. The effect of uncertainty, as to whether any performance criteria will be met, is dealt with by estimating the probability of the shares vesting.

Pension liability

The liability recognised in respect of defined benefit schemes is the present value of the defined obligation at the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligations is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in sterling, and that have terms to maturity which approximate to the terms of the related pension liabilities.

Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside the income statement and presented in the statement of recognised income and expenses. Past service costs are recognised immediately in the income statement, unless the changes in pension plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Debenhams' pension liability, which is assessed each year by actuaries, is based on key assumptions including return on plan assets, discount rates, mortality rates, inflation, future salary and pension costs. These assumptions, individually or collectively, may be different to actual outcomes.

Property, Plant & Equipment – Depreciation and Impairment

Tangible fixed assets, including buildings, equipment, and computer hardware, are recorded at cost (including, in some cases, the cost of internal labour) and, except for land, are depreciated on a straight-line basis over their estimated useful life.

Changes in circumstances, such as technological advances or changes to Debenhams' business operations, can result in differences between the actual and estimated useful lives. In those cases where Debenhams determines that the useful life of a tangible fixed asset should be shortened, Debenhams increases depreciation expense over the remaining useful life to depreciate the asset's net book value to its recoverable amount. These values are retained subject to the requirement to test assets for impairment in accordance with IAS 36 "Impairment of assets."

Debenhams periodically reviews the carrying value, or book value, of its tangible fixed assets whenever events or changes in circumstances indicate that potential impairment has occurred. When a potential impairment is deemed to have occurred, an impairment charge is recorded and the carrying value of the tangible fixed asset is reduced accordingly. The amount of the impairment charge is equivalent to the difference between the carrying value of the asset or group of assets and recoverable value, which is based on Debenhams' estimate of the value of the asset or group of assets.

Leased assets

Leases of property, plant and equipment which transfer substantially all the risks and rewards of ownership to Debenhams are classified as finance leases. Finance leases are classified as a financial liability and measured at amortised cost. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the

leased property, plant and equipment or the present value of the minimum lease payments and depreciated over the period of the lease. The resulting lease obligations are included in liabilities.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

All other leases are classified as operating leases. Rentals payable under operating leases, net of lease incentives, are charged to the income statement on a straight-line basis over the period of the lease.

Where property lease contracts contain guaranteed fixed minimum incremental rental payments, the total committed cost is determined and is calculated and amortised on a straight-line basis over the life of the lease.

Derivatives

The derivative instruments used by Debenhams to manage its interest rate and currency risk are interest rate swaps and forward currency contracts respectively.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Debenhams designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

Derivatives are recognised using trade date accounting.

Debenhams documents at the inception of the transaction the relationship between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking various hedge transactions. Debenhams also documents its assessment, both at the inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of the changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the account of the income statement which will be affected by the underlying hedged item.

Amounts accumulated in equity are recycled and adjusted against the initial measurement of the underlying hedged item when the underlying hedged item is recognised on the balance sheet or in the income statement.

When a hedged instrument expires or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is immediately recognised in the account of the income statement which will be affected by the original underlying hedged item. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the account in the income statement which would have been affected by the forecasted transaction.

Where derivatives do not qualify for hedge accounting, the changes in fair value of these derivative instruments are recognised immediately in the income statement as cost of sales.

Where the risks and characteristics of derivatives embedded in other contracts are not closely related to those of the contracts, and the whole contract is not carried at fair value with gains or losses reported in the income statement, the derivative is separated from that host contract and measured at fair value, with fair value movements reflected in the account in the income statement which will be affected by the underlying host contract.

Critical accounting policies under UK GAAP

Goodwill and other intangible assets

Goodwill arising on acquisitions is calculated as the excess of the fair value of the purchase consideration over the fair value of net assets acquired. Goodwill is amortised on a straight-line basis over its estimated useful life.

Changes in circumstances, such as changes to Debenhams' business operations, can result in differences between the actual and estimated useful lives. In those cases where Debenhams determines that the useful life of goodwill should be shortened, Debenhams increases amortisation expense over the revised useful economic life.

As required by FRS 11, in Debenhams' impairment tests for goodwill, Debenhams compares the estimated recoverable value of goodwill to the carrying value. The impairment charge is equivalent to the difference between the carrying value and the recoverable value. Debenhams' estimates of fair value utilised in goodwill impairment tests may be based upon a number of factors, including Debenhams' assumptions about its expected future operating performance. Debenhams' estimates may change in future periods due to, among other things, technological change, economic conditions, changes to its business operations, or an inability to meet business goals. Such changes may result in impairment charges recorded in future periods.

Other intangible assets are amortised over their useful lives and are measured for impairment only when events or circumstances indicate that their carrying value may be impaired.

Taxes

Debenhams records valuation allowances against its deferred tax assets, when necessary, in accordance with FRS 19 "Deferred tax." Realisation of deferred tax assets (such as operating losses) is dependent on future estimated taxable earnings and is therefore uncertain. Debenhams assesses the likelihood that any deferred tax asset balance will be recovered from future taxable profits. Deferred tax assets are only recognised to the extent that there are sufficient estimated taxable profits against which the deferred tax assets can be utilised.

Debenhams records reserves for estimates of probable settlements of tax audits. At any one time, many tax years are subject to audit. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues.

On an interim basis, Debenhams estimates what its effective tax rate will be for the full financial year and records an interim corporate tax provision in accordance with the anticipated annual rate. As the financial year progresses, Debenhams continually refines its estimate based upon actual events during the year. This continual estimation process periodically results in a change to Debenhams' expected effective tax rate for the financial year.

Pension liability

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlement and curtailment. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. Net interest accrued on pension liabilities and the expected return on pension assets are charged or credited to other finance expense or income. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded with the assets of the scheme held separately from those of Debenhams, in trustee administered funds. Pension scheme assets are measured at market value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on sterling AA corporate bonds of similar duration to the mean term of the liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of related deferred tax, is presented separately on the face of the balance sheet.

For the stakeholder pension scheme the amount charged to the profit and loss account in respect of pension costs and other post retirement benefits is the contribution payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Tangible fixed assets

Tangible fixed assets, including buildings, equipment, and computer hardware and software, are recorded at cost (including, in some cases, the cost of internal labour) and, except for land, are depreciated on a straight-line basis over their estimated useful life. Changes in circumstances, such as technological advances or changes to Debenhams' business operations, can result in differences between the actual and estimated useful lives. In those cases where Debenhams determines that the useful life of a tangible fixed asset should be shortened, Debenhams increases depreciation expense over the remaining useful life to depreciate the asset's net book value to its recoverable amount. These values are retained subject to the requirement to test assets for impairment in accordance with FRS 11 "Impairment of fixed assets and goodwill."

Debenhams periodically reviews the carrying value, or book value, of its tangible fixed assets whenever events or changes in circumstances indicate that potential impairment has occurred. When a potential impairment is deemed to have occurred, an impairment charge is recorded and the carrying value of the tangible fixed asset is reduced accordingly. The amount of the impairment charge is equivalent to the difference between the carrying value of the asset or group of assets and recoverable value, which is based on Debenhams' estimate of the value of the asset or group of assets.

Derivative financial instruments

Debenhams uses various derivative financial instruments, as defined in its Treasury policy, to reduce exposure to foreign currency and interest rate risks. Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability or future expenditure. When a derivative financial instrument ceases to be a hedge, either as a result of the underlying asset or liability being extinguished, or because a future event is no longer likely to occur, the derivative is accounted for in the profit and loss account when the underlying exposure ceases to exist. Debenhams policy is not to use derivative financial instruments for speculative purposes. During the three financial years presented there were no derivatives used for speculative purposes. Short-term debtors and creditors are excluded from the disclosures on financial risk management.

Forward currency contracts are entered into as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account.

Interest payments and receipts under interest rate swaps, coupon rate swaps, caps and forward rate agreements are accounted for with the net interest differential recognised in the profit and loss account by adjusting the net interest charge. They are not revalued to fair value in the balance sheet.

Section A: Accountants' Report and Financial Information for Debenhams Group in respect of the three financial years ended 30 August 2003, 28 August 2004 and 3 September 2005 prepared under UK GAAP



PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Debenhams plc
1 Welbeck Street
London W1G 0AA

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
London E14 5LB

4 May 2006

Dear Sirs

Debenhams plc

We report on the financial information set out on pages 80 to 138 below. This financial information has been prepared for inclusion in the prospectus dated 4 May 2006 (the "Prospectus") of Debenhams plc (the "Company") on the basis of the accounting policies set out in note 2. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP").

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus dated 4 May 2006, a true and fair view of the state of affairs of the Debenhams Group as at the dates stated and of its results, cash flows and

recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in note 1 and in accordance with UK GAAP as described in note 2.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I of the PD Regulation and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Combined and Consolidated Profit and Loss Accounts — UK GAAP

	Note	For the financial year ended 52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
		£m	£m	£m
Group turnover		**1,435.9**	**1,491.8**	**1,608.7**
Cost of sales		(1,187.4)	(1,235.4)	(1,272.4)
Analysed as:				
Cost of sales before exceptional costs		(1,187.4)	(1,219.4)	(1,269.8)
Exceptional cost of sales	6	—	(16.0)	(2.6)
Gross profit		**248.5**	**256.4**	**336.3**
Distribution costs		(37.7)	(41.1)	(43.5)
Analysed as:				
Distribution costs before exceptional costs		(37.7)	(38.3)	(43.5)
Distribution exceptional costs	6	—	(2.8)	—
Administrative expenses		(61.7)	(106.9)	(109.6)
Analysed as:				
Administrative expenses before exceptional costs		(47.5)	(76.4)	(107.8)
Administrative exceptional costs	6	(14.2)	(30.5)	(1.8)
Group operating profit		**149.1**	**108.4**	**183.2**
Analysed as:				
Operating profit before exceptional costs		163.3	157.7	187.6
Exceptional costs		(14.2)	(49.3)	(4.4)
Profit on deemed disposal of subsidiary	6	—	—	117.7
Profit on sale of fixed assets	6	—	8.5	—
Profit on ordinary activities before interest		**149.1**	**116.9**	**300.9**
Net interest payable	8	(7.4)	(157.0)	(252.4)
Analysed as:				
Net interest payable before exceptional costs	8	(7.4)	(123.4)	(159.5)
Exceptional net interest costs	6	—	(33.6)	(92.9)
Other finance income	28	2.5	2.5	2.8
Profit/(loss) on ordinary activities before taxation	5	**144.2**	**(37.6)**	**51.3**
Taxation	10	(40.0)	9.3	13.0
Analysed as:				
Taxation before exceptional costs		(40.2)	(9.6)	(33.6)
Taxation on exceptional costs	10	0.2	18.9	46.6
Profit/(loss) for the financial year		**104.2**	**(28.3)**	**64.3**
Dividends	11	(48.5)	—	—
Retained profit/(loss) for the financial year	24,25	**55.7**	**(28.3)**	**64.3**
Earnings/(loss) per share (pence)				
Basic and diluted	12	**20.8**	**(5.7)**	**12.9**

All items in the profit and loss accounts relate to continuing activities.

As a result of the development of the Group structure and the refinancing of the Group that took place during the financial years shown above, as described in note 1, certain costs, including those relating to goodwill amortisation, interest and tax, may not be comparable between the financial years shown above.

The financial information above may not be representative of future results: for example, the historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating costs, tax charges and dividends may be significantly different from those that resulted from the historical ownership structure.

There are no material differences between the results shown in the combined and consolidated profit and loss accounts and the results as stated on an unmodified historical cost basis.

Combined and Consolidated Statements of Total Recognised Gains and Losses — UK GAAP

	Note	For the financial year ended		
		52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
		£m	£m	£m
Profit/(loss) for the financial year		**55.7**	**(28.3)**	**64.3**
Actuarial (loss)/gain on pension scheme	28	(20.0)	11.2	8.5
Movement on deferred tax relating to pension scheme	21	6.0	(3.4)	(2.5)
Total gains and losses recognised during the financial year		**41.7**	**(20.5)**	**70.3**

Combined and Consolidated Balance Sheets — UK GAAP

	Note	30 August 2003	28 August 2004	3 September 2005
		As at the end of each financial year ended		
		£m	*£m*	*£m*
Fixed assets				
Intangible fixed assets	13	2.2	833.1	2,497.6
Tangible fixed assets	14	969.8	1,038.9	668.0
Investments	15	—	—	7.2
		972.0	**1,872.0**	**3,172.8**
Current assets				
Stock	16	198.2	167.4	197.2
Debtors	17	57.7	49.5	61.8
Cash at bank and in hand	30	18.2	159.3	76.6
		274.1	376.2	335.6
Creditors: amounts falling due within one year	18	(392.1)	(399.6)	(474.5)
Net current liabilities		**(118.0)**	**(23.4)**	**(138.9)**
Total assets less current liabilities		854.0	1,848.6	3,033.9
Creditors: amounts falling due after one year	18	(59.4)	(1,829.2)	(1,839.1)
Provisions for liabilities and charges	21	(66.5)	(50.2)	(31.4)
Net assets/(liabilities) excluding pension scheme		728.1	(30.8)	1,163.4
Pension scheme (liabilities)/assets	28	(41.5)	(33.2)	0.1
Net assets/(liabilities) including pension scheme		**686.6**	**(64.0)**	**1,163.5**
Capital and reserves				
Called up share capital	22	36.6	—	—
Share premium account	23	19.7	1.0	—
Capital redemption reserve	23	1.8	—	—
Merger reserve	23	43.2	—	1,200.9
Profit and loss account	24	585.3	(65.0)	(37.4)
Total shareholders' funds/(deficits)	25	**686.6**	**(64.0)**	**1,163.5**

Combined and Consolidated Cash Flow Statements — UK GAAP

	Note	For the financial year ended 52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
		£m	£m	£m
Net cash inflow from operating activities	29	**263.5**	**290.0**	**381.9**
Returns on investment and servicing				
Interest received		0.5	3.3	8.1
Interest paid		(5.1)	(46.7)	(294.5)
Interest element of finance lease payments		(3.1)	(2.5)	(3.4)
Issue costs of funding facilities		—	(66.9)	(39.1)
Net cash outflow from returns on investments and servicing of finance		**(7.7)**	**(112.8)**	**(328.9)**
Taxation paid		**(44.7)**	**(22.8)**	**(10.4)**
Capital expenditure and financial investment				
Payments to acquire intangible fixed assets	13	(0.1)	—	—
Payments to acquire stores	13	—	—	(34.0)
Proceeds from sale of freehold properties		—	—	22.0
Payments to acquire tangible fixed assets		(134.5)	(84.6)	(114.2)
Receipts from sale of tangible fixed assets		2.3	21.0	26.1
Purchase of investment		—	—	(4.2)
Net cash outflow from capital expenditure and financial investment		**(132.3)**	**(63.6)**	**(104.3)**
Acquisitions and disposals				
Net cash received on deemed disposal of subsidiary	33	—	—	121.8
Purchase of business	13	(2.1)	—	—
Acquisition of subsidiary	33	—	(1,757.5)	—
Net cash (outflow)/inflow from acquisition		**(2.1)**	**(1,757.5)**	**121.8**
Equity dividends paid		**(46.0)**	**—**	**—**
Cash inflow/(outflow) before financing		**30.7**	**(1,666.7)**	**60.1**
Financing				
Issue of ordinary share capital		7.3	15.5	—
Purchase of own shares	24	(20.4)	—	—
Purchase of own shares by ESOPs		(20.0)	—	—
Sale of own shares by ESOPs		1.6	38.7	—
Senior Term Loan		—	—	1,827.6
Senior Facility		—	621.0	—
Repayment of Senior Facility		—	—	(621.0)
Bridge Facilities		—	354.7	—
Repayment of Bridge Facility		—	(354.7)	—
Mezzanine Facility		—	325.0	—
Repayment of Mezzanine Facility		—	(325.0)	—
Deep Discounted Bonds		—	606.6	—
Repayment of Deep Discounted Bonds		—	(92.3)	(514.3)
High Yield Bonds		—	324.4	—
Repayment of High Yield Bonds		—	—	(326.7)
Settlement of 'A' Loan Notes		—	—	(516.8)
Restricted cash held in Debenhams Retail Employee Trust 2004	30	—	—	13.3
Mortgage Facility		—	369.2	(5.7)
Net cash (outflow)/inflow from financing		**(31.5)**	**1,883.1**	**(143.6)**
(Decrease)/increase in cash		**(0.8)**	**216.4**	**(83.5)**

Combined and Consolidated Cash Flow Statements — UK GAAP (continued)

Reconciliations of net debt

		For the financial year ended		
		52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
		£m	£m	£m
Opening net debt	30	**(127.0)**	**(127.8)**	**(1,713.0)**
(Decrease)/increase in cash	30	**(0.8)**	**216.4**	**(83.5)**
Capitalised issue costs of funding facilities		—	33.3	39.1
Mortgage Facility		—	(369.2)	5.7
Senior Facility		—	(621.0)	621.0
Deep Discounted Bonds		—	(514.3)	514.3
High Yield Bonds		—	(324.4)	326.7
Issue of Loan Notes		—	—	(566.9)
Settlement of Loan Notes		—	—	516.8
Senior Term Loan		—	—	(1,827.6)
Movements in borrowings		**—**	**(1,795.6)**	**(370.9)**
Other non cash movements	30	**—**	**(6.0)**	**329.9**
Closing net debt	30	**(127.8)**	**(1,713.0)**	**(1,837.5)**

Notes to the UK GAAP financial information

For the financial years ended 30 August 2003, 28 August 2004 and 3 September 2005

1. Basis of preparation

Introduction

The principal activity of Debenhams plc (the "Company") and its subsidiaries (together the "Group" or the "Debenhams Group") is the sale of fashion clothing and accessories, cosmetics and products for use in the home. The Group trades from department stores in the UK and Ireland, on the internet and has international franchise stores. The Company was incorporated as Debenhams Retail Holdings Limited on 10 May 2005. On 18 April 2006 the Company was re-registered as Debenhams plc.

In this financial information the Company is referred to by its former name, Debenhams Retail Holdings Limited, in order to distinguish it from the company, Debenhams Group Holdings Limited (previously known as Debenhams plc), which was listed on the London Stock Exchange until 4 December 2003. As a result of the 2003 Acquisition described below, Debenhams Group Holdings Limited is a member of the Debenhams Group. Debenhams Retail Holdings Limited ("DRHL") and its subsidiaries are referred to in this financial information as the "DRHL Group".

The principal companies within the Group during the three financial years ended 3 September 2005 are disclosed in note 34.

The combined and consolidated financial information presented is in respect of the underlying business of Debenhams Retail plc ("Debenhams Retail") which has been owned under various different corporate structures during the three financial years ended 3 September 2005. The Group has prepared its financial information for the financial period ending on the nearest Saturday to 31 August of a given calendar year.

The financial information presented is for the 52 weeks ended 30 August 2003 (the "financial year ended 30 August 2003"), 52 weeks ended 28 August 2004 (the "financial year ended 28 August 2004") and the 53 weeks ended 3 September 2005 (the "financial year ended 3 September 2005").

Development of the Group

Financial year ended 30 August 2003

During the financial year ended 30 August 2003, Debenhams Group Holdings Limited (formerly Debenhams plc) was listed on the London Stock Exchange and was the parent company of the main trading company Debenhams Retail.

Financial year ended 28 August 2004

On 4 December 2003, Baroness Retail Limited, a subsidiary of Baroness Group Holdings Limited acquired Debenhams Group Holdings Limited (formerly Debenhams plc) (the "2003 Acquisition"). Following the 2003 Acquisition, the acquired company was re-registered as a private limited company and as a result changed its name to Debenhams Limited on 2 March 2004. On 18 April 2006 Debenhams Limited changed its name to Debenhams Group Holdings Limited. Baroness Group Holdings Limited and its subsidiaries are referred to in this financial information as the "Baroness Group".

Baroness Group Holdings Limited (a company incorporated in Jersey) was a wholly owned subsidiary of Baroness Group Limited Partnership, a limited partnership formed under the laws of Jersey of which Baroness Group Limited was the general partner. The limited partners of Baroness Group Limited Partnership, were principally funds managed or advised by subsidiaries and affiliates of CVC Capital Partners Group Sarl ("CVC"), Texas Pacific Group ("TPG") and by funds managed or advised by Merrill Lynch Global Private Equity ("MLGPE").

The 2003 Acquisition was financed through a combination of senior debt facilities (the "Senior Facility"), property bridge financing facilities (the "Bridge Facilities"), a mezzanine facility (the "Mezzanine Facility") and the proceeds from the issuance of subordinated deep discounted bonds (the "Deep Discounted Bonds"). The Deep Discounted Bonds were issued by Baroness Holdings UK Limited (a wholly owned subsidiary of Baroness Group Holdings Limited) to Baroness Group Limited Partnership, and the proceeds were distributed by way of

inter-company loans, equity contributions, and purchases of permanent interest bearing securities through intermediate parent companies to Baroness Retail Limited.

On 23 April 2004 the Bridge Facilities were refinanced by a mortgage facility (the "Mortgage Facility") secured by fixed charges over properties held by one of the Baroness Group's wholly owned subsidiaries, BF Properties (No. 3) Limited. The Mezzanine Facility was also repaid in the year ended 28 August 2004, using the proceeds of high yield bonds (the "High Yield Bonds") issued by Debenhams Finance Holdings plc, a wholly owned subsidiary of the Baroness Group.

Financial year ended 3 September 2005

On the 22 February 2005, the Group's effective interest in BF Properties (No. 4) Limited, previously a wholly owned subsidiary of the Group, was reduced as a result of the completion of a transaction with The British Land Company Plc. The reduction in the Group's effective interest was accounted for as a deemed disposal in accordance with FRS 2 'Accounting for subsidiary undertakings'. As at the date of the transaction, subsidiary companies of BF Properties (No. 4) Limited held 23 of the department stores operated by the Group.

On 16 May 2005, the Baroness Group Limited Partnership was dissolved and its members received 9.9999 shares in Baroness Group Holdings Limited for each ordinary unit held. On 24 May 2005, a newly incorporated company, Debenhams Retail Holdings Limited, acquired the entire share capital of Baroness Group Holdings Limited (the "2005 Acquisition"). The shareholders in Baroness Group Holdings Limited received shares and loan notes in Debenhams Retail Holdings Limited in direct proportion to their original shareholding in Baroness Group Holdings Limited. The loan notes issued on acquisition amounted to £589.2 million, comprising, £516.8 million 'A' loan notes (the " 'A' Loan Notes"), £50.1 million 'B' loan notes (the " 'B' Loan Notes") and £22.3 million 'C' loan notes (the " 'C' Loan Notes"), (together the "Loan Notes").

On 26 May 2005, the DRHL Group refinanced its debt structure. A new senior term loan facility (the "Senior Term Loan") was drawn down in stages, with £1.42 billion being drawn on 26 May 2005 and a further £0.4 billion being drawn on 23 June 2005. The funds received from the new facility allowed the repayment of the Senior Facility, High Yield Bonds, Deep Discounted Bonds, the A Loan Notes and associated costs.

On refinancing it was agreed that £47.4 million of additional contributions would be paid to the Debenhams defined benefit pension schemes ("DDBPS"). A payment of £29.4 million was made to the DDBPS on 26 May 2005, to be followed by three payments of £5.0 million, £6.0 million and £7.0 million respectively on the following three anniversaries of the initial draw down date.

Combined and consolidated financial information

The combined and consolidated financial information of the Group represents the following:

Financial year ended 30 August 2003

The consolidated financial information for the financial year ended 30 August 2003 includes the consolidated financial statements of Debenhams Group Holdings Limited (formerly Debenhams plc) and its subsidiaries for that financial year.

Financial year ended 28 August 2004

The combined financial information for the financial year ended 28 August 2004 includes:

- the consolidated financial information of Debenhams Group Holdings Limited (formerly Debenhams plc) and its subsidiaries from 31 August 2003 to 3 December 2003; and
- the consolidated financial information of Baroness Group Holdings Limited and its subsidiaries from 4 December 2003 to 28 August 2004.

Financial year ended 3 September 2005

The combined financial information for the financial year ended 3 September 2005 includes:

- the consolidated financial information of Baroness Group Holdings Limited and its subsidiaries from 29 August 2004 to 23 May 2005; and
- the consolidated financial information of Debenhams Retail Holdings Limited and its subsidiaries from 24 May 2005 to 3 September 2005.

The 2003 and 2005 Acquisitions were accounted for using acquisition accounting rules. However, for the purposes of this document, the results of the Group companies acquired in those acquisitions have been included in the combined and consolidated financial information for the three year period presented, such that the combined and consolidated financial information includes the results of the underlying business of Debenhams Retail for all three years.

2 Accounting policies

Accounting convention

The combined and consolidated financial information has been prepared on a going concern basis under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom. Accounting policies have been consistently applied throughout the combined and consolidated financial information presented.

Combination and consolidation

The combined and consolidated financial information includes the consolidated financial statements of the companies described in note 1. Acquisitions have been accounted for under acquisition accounting rules, except that, as described above, the results of the businesses acquired in the 2003 and 2005 Acquisitions have been included for the full financial years shown rather than from their dates of acquisition.

All intra-Group transactions and profit and losses have been eliminated on consolidation and combination.

Turnover

Turnover comprises sales of all merchandise to third parties, including the commission on concession sales, excluding value added tax.

Turnover on direct sales of goods and commission on concession sales are recognised when goods are sold to the customer. Retail sales are usually in cash or by credit or debit card. Internet sales are recognised when the goods are delivered to the customer.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the taxable profits and the results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured on a non-discounted basis. A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be taxable profits from which the future reversal of the underlying timing differences can be deducted.

Debt issue costs

Immediately after issue, all borrowings are stated at the fair value of the consideration received less issue costs. Issue costs are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount.

Foreign exchange

Transactions denominated in foreign currencies are translated into sterling at contracted rates or, where no contract exists, at average monthly rates. The average monthly rate is used as this is a fair approximation of the spot rate. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates ruling at the balance sheet date or the rates fixed by forward contracts. Differences on exchange are taken to the profit and loss account.

Leased assets

Assets used by the Group which have been funded through finance leases are capitalised and depreciated over the shorter of the lease term and the useful economic life of the asset. The resulting lease obligations are included in creditors. The finance charge element of rentals is charged to the profit and loss account as incurred.

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the period of the leases except where incentives to sign the leases have been received. Such incentives are spread on a straight-line basis over the lease term, or if shorter, the period to the next open market rent review date.

Pension costs

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlement and curtailment. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. Net interest accrued on pension liabilities and the expected return on pension assets are charged or credited to other finance expense or income. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded with the assets of the scheme held separately from those of the Group, in trustee administered funds. Pension scheme assets are measured at market value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on sterling AA corporate bonds of similar duration to the mean term of the liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of related deferred tax, is presented separately on the face of the balance sheet.

For the stakeholder pension scheme the amount charged to the profit and loss account in respect of pension costs and other post retirement benefits is the contribution payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Stock

Stocks are stated at the lower of cost and net realisable value using the retail method and represent goods for resale.

Intangible fixed assets and amortisation

Purchased goodwill is calculated as the excess of the fair value of the purchase consideration over the fair value of the net assets acquired. Goodwill is amortised on a straight-line basis over its estimated useful life of up to 20 years.

Acquired Licences and Trademarks are capitalised at cost and are amortised on a straight-line basis over their useful life, not to exceed 10 years.

Intangible assets are subject to impairment reviews in accordance with FRS 11 'Impairment of fixed assets and goodwill'. Any impairment is recognised in the profit and loss account in the year in which it occurs.

Tangible fixed assets and depreciation

It is the Group's policy to hold properties at cost and values are retained subject to the requirement to test assets for impairment in accordance with FRS 11.

Depreciation is provided at the following rates per annum to write off the cost or valuation of tangible fixed assets, less residual value, on a straight-line basis from the date on which they are brought into use:

Freehold land	Not depreciated
Freehold buildings	1 per cent
Long leaseholds including landlords' fixtures and fittings	1 per cent or life of lease if shorter
Short leaseholds including landlords' fixtures and fittings	1 per cent or life of lease if shorter
Retail fixtures and fittings	5 – 20 per cent
Office equipment	10 per cent
Computer equipment	16½ – 33⅓ per cent
Vehicles	25 per cent or life of lease if shorter

In connection with the 2003 Acquisition a property valuation was carried out on the basis of existing use value, open market value or depreciated replacement cost, according to the nature of the property, in accordance with the Royal Institution of Chartered Surveyors' guidance notes. The difference between this valuation and the amounts at which these assets were carried in the books of the relevant subsidiary was recognised as a fair value adjustment (see note 33).

Investments

Investments are held at cost less any provision for diminution in value.

Derivative financial instruments

The Group uses various derivative financial instruments, as defined in its Treasury policy, to reduce exposure to foreign currency and interest rate risks. Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability or future expenditure. When a derivative financial instrument ceases to be a hedge, either as a result of the underlying asset or liability being extinguished, or because a future event is no longer likely to occur, the derivative is accounted for in the profit and loss account when the underlying exposure ceases to exist. The Group policy is not to use derivative financial instruments for speculative purposes. During the three financial years presented there were no derivatives used for speculative purposes. Short-term debtors and creditors are excluded from the disclosures on financial risk management in note 26.

Share option schemes/Employee Share Ownership Plan (ESOP)

Shares held by the ESOP to satisfy obligations under Debenhams share options schemes are carried at cost, as a deduction against the profit and loss reserve. Where the market value of the shares at the date of grant exceeds the exercise price, the excess, except in relation to the HM Revenue and Customs approved Sharesave Scheme, is charged to the profit and loss account over the vesting period.

Forward contracts

Forward currency contracts are entered into as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at the bank, other short term liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Interest rate swaps, currency swaps, coupon rate swaps and forward rate agreements

Interest payments and receipts under interest rate swaps, coupon rate swaps, caps and forward rate agreements are accounted for with the net interest differential recognised in the profit and loss account by adjusting the net interest charge. They are not revalued to fair value in the balance sheet.

3 Segmental analysis

The Group has one class of business, retailing, and all material operations are in the UK. Accordingly, no further analysis of turnover, operating profit or net assets has been given.

4 Gross transaction value

Financial Reporting Standard 5 Application Note G 'Revenue Recognition' ("FRS 5 ANG") requires turnover to be presented net of staff discounts and the cost of loyalty scheme points. It also requires turnover from concessions to be shown on a net basis, being the commission received rather than the gross revenue received by the concessionaire on the sale. The Directors believe that Gross transaction value, which presents turnover on a gross basis before adjusting for the above items, represents a guide to the value of the overall activity of the Group.

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	£m	£m
Gross transaction value	**1,810.2**	**1,902.9**	**2,086.8**

5 Profit/(loss) on ordinary activities before taxation

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	£m	£m
Profit/(loss) on ordinary activities before taxation is stated after charging/(crediting):			
Employment costs (note 7)	251.9	247.3	262.5
Depreciation of tangible fixed assets (note 14)			
— owned assets	82.7	90.6	88.5
— leased assets	0.2	0.7	0.6
Amortisation of intangible assets (note 13)	0.2	31.8	64.5
Operating lease payments:			
— Property	59.5	64.3	92.6
— Other	5.4	1.4	1.8
Foreign exchange losses/(gains)	1.2	2.1	(4.1)
Restructuring costs	4.2	—	—
Auditors' remuneration			
— Audit services	0.3	0.2	0.2
— Other fees paid to auditors	0.2	0.7	0.2
(Profit)/loss on disposal of fixed assets	(1.6)	0.9	3.0
Exceptional items (note 6)	14.2	74.4	(20.4)

Restructuring costs of £4.2 million consisted primarily of redundancy costs of certain head office and store personnel.

Services provided by the Group's auditors

During the three financial years the Group obtained the following services from the Group's auditors as detailed below:

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	£m	£m
Audit services	0.3	0.2	0.2
Taxation services — Advisory services	0.1	0.1	0.2
Accounting and legal advice	0.1	0.1	—
High Yield Bond Issue — Assurance services	—	0.5	—

In addition fees paid to the auditors of £158,000 relating to advisory work on the refinancing were capitalised on 26 May 2005.

6 Exceptional items

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	£m	£m
Operating exceptional costs:			
Acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc)	14.2	21.7	—
Refinancing	—	—	1.8
Group reorganisation	—	22.9	—
Other exceptional costs	—	4.7	2.6
	14.2	**49.3**	**4.4**
Of which:			
Cost of sales	—	16.0	2.6
Distribution costs	—	2.8	—
Administrative expenses	14.2	30.5	1.8
Total operating exceptional costs	**14.2**	**49.3**	**4.4**
Non-operating exceptional items:			
Profit on sale of fixed assets	—	(8.5)	—
Profit on deemed disposal of subsidiary	—	—	(117.7)
Net interest	—	33.6	92.9
Total non-operating exceptional costs/(income)	**—**	**25.1**	**(24.8)**
Total exceptional costs/(income)	**14.2**	**74.4**	**(20.4)**

Financial year ended 30 August 2003

Acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc)

On 29 July 2003, a formal offer for Debenhams Group Holdings Limited (formerly Debenhams plc) was received from the Permira consortium ("Permira"). On 12 September 2003, CVC, TPG and MLGPE announced a counter bid for Debenhams Group Holdings Limited (formerly Debenhams plc) which resulted in the 2003 Acquisition.

As a consequence of the offer to acquire Debenhams Group Holdings Limited (formerly Debenhams plc), the Group incurred exceptional costs of £14.2 million, principally relating to fees payable to professional advisors.

Financial year ended 28 August 2004

Acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc)

In the financial year ended 28 August 2004, the Group incurred further exceptional administrative expenses associated with the acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc), totalling £21.7 million. These included £9.7 million of professional fees and an £8.5 million inducement fee which was paid to Permira following its failed bid. The termination of a number of directors' contracts following the acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc) resulted in costs of £2.1 million and as a consequence of the change in control, share options became exercisable and National Insurance and stamp duty costs of £1.4 million were incurred, again principally as a result of a shortening of the vesting period as dictated by the schemes' rules.

Group reorganisation

As part of the Group's reorganisation following the 2003 Acquisition, a number of the operations were terminated resulting in costs of £9.2 million. This predominantly related to the closure of all remaining own bought media outlets and the closure of the Mea cosmetics brand. The Group also incurred £10.9 million of redundancy and £2.8 million of other costs relating to the reorganisation of head office, store personnel and the Group's distribution activities. Of this £16.0 million was charged to cost of sales, £4.1 million to administrative expenses and £2.8 million to distribution expenses.

Other

Other exceptional administrative costs of £4.7 million mainly comprised professional fees relating to the reorganisation of the Group's properties and its personnel restructuring.

Property disposal

In the financial year ended 28 August 2004 seven of the Group's properties with a net book value of £12.5 million were disposed of for £21.0 million resulting in a profit on disposal of £8.5 million.

Refinancing

In the financial year ended 28 August 2004, the Group incurred exceptional financing costs of £33.6 million following the repayment of the Bridge Facilities. This comprised £26.1 million of directly attributable bridge finance set-up costs, a loss of £6.5 million on interest rate swaps not taken up, and £1.0 million of facility commitment fees.

Financial year ended 3 September 2005

Refinancing

The Group incurred administrative costs totalling £1.8 million in relation to the 2005 refinancing. These costs include £0.8 million of legal and professional costs incurred in respect of advice given to the Group in relation to Debenhams Group employees, £0.6m in relation to taxation advice and £0.4m of legal costs associated with the early repayment of the High Yield Bond and professional costs associated with the dissolution of the Baroness Group Limited Partnership.

Other

A payment of £2.6 million was paid to Red Letter Day ("RLD") following the acquisition of the assets of this supplier by a new management team after it went into administration. This payment guaranteed that all old RLD experiences purchased by the Group prior to RLD going into administration were honoured by the new management of RLD.

Deemed disposal of subsidiary

On the 22 February 2005, the Group's effective interest in BF Properties (No. 4) Limited, previously a wholly owned subsidiary of the Group was reduced as a result of the completion of a transaction with The British Land Company plc. The reduction in the Group's effective interest in BF Properties (No. 4) Limited was accounted for as a deemed disposal in accordance with FRS 2 'Accounting for subsidiary undertakings'.

As at the date of the transaction, subsidiary companies of BF Properties (No. 4) Limited held 23 of the department stores operated by the Group and had drawn a Mortgage Facility thereon. The amount outstanding on the Mortgage Facility was £363.5 million. On 22 February 2005 the obligation to repay the Mortgage Facility was transferred to The British Land Company plc. With the exception of £2.0 million of inter-company debts which were written off on 21 February 2005, all other inter-company balances between the Debenhams Group and BF Properties (No. 4) Limited and its subsidiaries were repaid following the completion of the transaction.

The profit on the deemed disposal of BF Properties (No. 4) Limited amounted to £117.7 million. See note 33 for further details.

Interest on refinancing

In connection with the 2005 Acquisition and refinancing, the Group wrote-off unamortised debt issue costs associated with the Senior Facility and High Yield Bonds amounting to £18.3 million and £4.0 million respectively. Furthermore, the repayment of the High Yield Bond in June 2005 included a 'make whole premium' of £70.6 million, which arose due to the early repayment of the bonds.

7 Employees (including executive directors)

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	*£m*	*£m*
Wages and salaries	219.6	213.2	229.6
Social security costs	16.0	15.2	17.1
Pension costs	16.3	18.9	15.8
Total employment costs	**251.9**	**247.3**	**262.5**
Average number of employees:	*Number*	*Number*	*Number*
Full time	8,663	8,096	7,845
Part time	14,897	14,695	15,495
Total	**23,560**	**22,791**	**23,340**

In addition to the above, exceptional redundancy costs were incurred in the financial year ended 28 August 2004 (note 6).

Details of directors' emoluments are set out in note 9.

8 Net interest payable and similar charges before exceptional items

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	*£m*	*£m*
Interest payable and similar charges			
Bank loans and overdrafts	(4.8)	(73.2)	(110.1)
Amortisation of issue costs on loans	—	(3.5)	(9.6)
Interest payable on finance leases	(3.0)	(2.8)	(3.2)
Exchange gains on foreign currency borrowings	—	(0.3)	(2.3)
Interest on Deep Discounted Bonds	—	(49.2)	(42.7)
	(7.8)	**(129.0)**	**(167.9)**
Interest receivable and similar income			
Interest receivable on cash at bank and in hand	0.4	5.6	8.4
Net interest payable before exceptional costs	**(7.4)**	**(123.4)**	**(159.5)**
Exceptional interest payable and similar exceptional charges (note 6)			
Unamortised issue costs written off on repayment of the Senior Facility and High Yield Bonds	—	—	(22.3)
Make-whole premium payable on the repayment of the High Yield Bonds	—	—	(70.6)
Bridge Facilities costs	—	(26.1)	—
Senior Facility commitment fees	—	(1.0)	—
Interest rate swaps not taken up	—	(6.5)	—
Exceptional interest payable and similar exceptional charges	**—**	**(33.6)**	**(92.9)**
Net interest payable after exceptional costs	**(7.4)**	**(157.0)**	**(252.4)**

9. Directors' emoluments

(a) Historical aggregated emoluments:

The directors' emoluments table below includes aggregated emoluments of:

- all directors of Debenhams Group Holdings Limited (formally Debenhams plc) who provided qualifying services for the financial year ended 30 August 2003 and for the period from 31 August 2003 to 3 December 2003;
- all directors of Baroness Group Holdings Limited who provided qualifying services for the financial year ended 28 August 2004 and the period from 29 August 2004 to 23 May 2005; and
- all directors of Debenhams Retail Holdings Limited who provided qualifying services for the period from 24 May 2005 to 3 September 2005.

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	*£m*	*£m*
Aggregate emoluments	3.5	2.7	—
Compensation for loss of office	—	2.1	—
Company contributions paid to FURBS[1]	0.2	—	—
	3.7	**4.8**	—

(1) Funded Unapproved Retirement Benefit Schemes.

In the financial year ended 30 August 2003 B Earl, J Guillaume, N Palmer, M Roberts and M Sharp were members of the Group's defined benefit pension plans. In addition, contributions were made into Funded Unapproved Retirement Benefit Schemes in respect of J Guillaume and M Roberts.

Following the 2003 Acquisition, none of the statutory directors of the Group received emoluments or benefits or were members of the Group's pension schemes.

The amounts in respect of the highest paid director were as follows:

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	*£m*	*£m*
Aggregate emoluments (which includes gains on share options exercised and benefits under long-term incentive schemes)	0.8	1.2	—
Defined benefit pension scheme:			
Accrued pension at end of the year	0.2	—	—

(b) Directors' detailed emoluments for the financial year ended 30 August 2003

The directors' emoluments for the financial year ended 30 August 2003 are those for the directors of Debenhams Group Holdings Limited (formally Debenhams plc) for that year. The directors for the financial year ended 30 August 2003 were P Jarvis, B Earl, M Roberts, M Sharp, J Guillaume, N Palmer, M Baulk, T Clarke and C Pearce. P Jarvis, M Baulk, T Clarke and C Pearce were non-executive directors.

The following table shows an analysis of the remuneration of the individual executive Directors of Debenhams Group Holdings Limited (formally Debenhams plc) during the financial year ended 30 August 2003 when the Company was listed:

Individual directors' emoluments

The remuneration of each director is set out in the following table:

	Salary and Fees	Benefits in Kind	Annual bonus	Total
	£	£	£	£
B Earl	600,000	24,704	240,000	864,704
J Guillaume	230,000	30,905	207,920	468,825
N Palmer	190,000	23,658	171,760	385,418
M Roberts	360,000	27,472	325,440	712,912
M Sharp	350,000	36,134	316,400	702,534
M Baulk	37,000	—	—	37,000
T Clarke	37,000	—	—	37,000
P Jarvis	240,000	17,953	—	257,953
C Pearce	44,500	—	—	44,500
	2,088,500	160,826	1,261,520	3,510,846

Note: Belinda Earl decided to waive £302,400 of her 2003 bonus. The reduced amount paid is set out in the table above.

Long Term Incentive Plans (LTIP)

Details of the shares conditionally awarded to executive directors under the long term incentive plan operated by the Group prior to the 2003 Acquisition and outstanding as at 30 August 2003 are shown in the table below:

	Date of award	Number of shares under award	Market price of shares at date of award	Performance period	Date shares vested	Number of shares vested	Market price of shares at date of vesting
			(pence)				*(pence)*
Belinda Earl	26.04.00	147,435	180.00	27.02.2000-26.02.2003	28.04.03	147,435	327
	11.04.01	104,781	447.25	25.02.2001-24.02.2004	—	—	—
	17.04.02	148,499	387.75	03.03.2002-02.03.2005	—	—	—
Jane Guillaume	26.04.00	105,769	180.00	27.02.2000-26.02.2003	28.04.03	105,769	327
	11.04.01	48,462	447.25	25.02.2001-24.02.2004	—	—	—
	17.04.02	56,681	387.75	03.03.2002-02.03.2005	—	—	—
Nigel Palmer	26.04.00	32,051	180.00	27.02.2000-26.02.2003	28.04.03	32,051	327
	11.04.01	18,337	447.25	25.02.2001-24.02.2004	—	—	—
	17.04.02	48,583	387.75	03.03.2002-02.03.2005	—	—	—
Matthew Roberts	26.04.00	147,435	180.00	27.02.2000-26.02.2003	28.04.03	147,435	327
	11.04.01	73,347	447.25	25.02.2001-24.02.2004	—	—	—
	17.04.02	89,069	387.75	03.03.2002-02.03.2005	—	—	—
Michael Sharp	26.04.00	147,435	180.00	27.02.2000-26.02.2003	28.04.03	147,435	327
	11.04.01	73,347	447.25	25.02.2001-24.02.2004	—	—	—
	17.04.02	89,069	387.75	03.03.2002-02.03.2005	—	—	—

Directors' Interests in all employee share option schemes

Shares awarded to executive directors under the long-term incentive plan were as follows:

	Grant type	Award date	Exercise price (p)	At 1 September 2002	Options granted	Options exercised	Options lapsed	At 30 August 2003	Vesting date*	Expiry Date[e]
B Earl	(a)	26.01.98	388.5	7,722	—	—	—	7,722	26.01.01	25.01.08
	(b)	26.01.98	388.5	101,158	—	—	—	101,158	26.01.01	25.01.08
	(b)	09.12.98	329.5	40,061	—	—	—	40,061	09.12.01	08.12.08
	(b)	20.04.99	465.5	52,632	—	—	—	52,632	20.04.02	19.04.09
	(b)	19.10.99	300.0	39,999	—	—	—	39,999	19.10.02	18.10.09
	(b)	18.10.00	207.0	328,503	—	—	—	328,503	18.10.03	17.10.10
	(b)	24.10.01	386.5	77,619	—	—	—	77,619	24.10.04	23.10.11
	(b)	18.04.02	396.0	75,758	—	—	—	75,758	18.04.05	17.04.12
	(b)	30.01.03	257.0	—	233,463	—	—	233,463	30.01.06	29.01.13
	(c)	10.05.01	358.0	2,706	—	—	—	2,706	01.08.04	31.01.05
	(d)	26.01.98	214.6	34,011	—	—	—	34,011	26.01.98	12.06.05
J Guillaume	(a)	26.01.98	388.5	7,722	—	—	—	7,722	26.01.01	25.01.08
	(b)	26.01.98	388.5	120,978	—	—	—	120,978	26.01.01	25.01.08
	(b)	09.12.98	329.5	18,210	—	—	—	18,210	09.12.01	08.12.08
	(b)	19.10.99	300.0	33,332	—	—	—	33,332	19.10.02	18.10.09
	(b)	18.10.00	207.0	38,648	—	—	—	38,648	18.10.03	17.10.10
	(b)	24.10.01	386.5	25,873	—	—	—	25,873	24.10.04	23.10.11
	(b)	30.01.03	257.0	—	89,494	—	—	89,494	30.01.06	29.01.13
	(c)	16.05.02	311.0	5,546	—	—	—	5,546	01.05.03	31.10.03
N Palmer	(a)	26.01.98	388.5	7,722	—	—	—	7,722	26.01.01	25.01.08
	(b)	26.01.98	388.5	28,314	—	—	—	28,314	26.01.01	25.01.08
	(b)	20.04.99	465.5	4,296	—	—	—	4,296	20.04.02	19.04.09
	(b)	12.04.00	181.0	22,102	—	—	—	22,102	12.04.03	11.04.10
	(b)	18.10.00	207.0	72,462	—	—	—	72,462	18.10.03	17.10.10
	(b)	18.04.02	396.0	93,434	—	—	—	93,434	18.04.05	17.04.12
	(b)	30.01.03	257.0	—	73,929	—	—	73,929	30.01.06	29.01.13
	(c)	10.05.00	145.0	11,637	—	—	—	11,637	01.08.05	31.01.06
M Roberts	(a)	26.01.98	388.5	7,722	—	—	—	7,722	26.01.01	25.01.08
	(b)	26.01.98	388.5	146,718	—	—	—	146,718	26.01.01	25.01.08
	(b)	09.12.98	329.5	48,559	—	—	—	48,559	09.12.01	08.12.08
	(b)	19.10.99	300.0	53,332	—	—	—	53,332	19.10.02	18.10.09
	(b)	18.10.00	207.0	48,310	—	—	—	48,310	18.10.03	17.10.10
	(b)	24.10.01	386.5	46,572	—	—	—	46,572	24.10.04	23.10.11
	(b)	18.04.02	396.0	30,303	—	—	—	30,303	18.04.05	17.04.12
	(b)	30.01.03	257.0	—	140,077	—	—	140,077	30.01.06	29.01.13
	(c)	10.05.01	358.0	2,706	—	—	—	2,706	01.08.04	31.01.05
	(d)	07.06.96	219.7	8,532	—	—	8,532	—	07.06.96	06.06.03
	(d)	15.12.96	161.0	11,958	—	—	—	11,958	15.12.96	14.12.03
	(d)	14.12.97	176.3	1,905	—	—	—	1,905	14.12.97	13.12.04
	(d)	26.01.98	283.6	4,103	—	4,103	—	—	26.01.98	03.12.02
M Sharp	(a)	26.01.98	388.5	7,722	—	—	—	7,722	26.01.01	25.01.08
	(b)	26.01.98	388.5	116,602	—	—	—	116,602	26.01.01	25.01.08
	(b)	09.12.98	329.5	21,852	—	—	—	21,852	09.12.01	08.12.08
	(b)	20.04.99	465.5	52,631	—	—	—	52,631	20.04.02	19.04.09
	(b)	19.10.99	300.0	40,000	—	—	—	40,000	19.10.02	18.10.09
	(b)	18.10.00	207.0	96,619	—	—	—	96,619	18.10.03	17.10.10
	(b)	18.04.02	396.0	50,505	—	—	—	50,505	18.04.05	17.04.12
	(b)	30.01.03	257.0	—	136,186	—	—	136,186	30.01.06	29.01.13
	(c)	16.05.02	311.0	5,546	—	—	—	5,546	01.05.03	31.10.03
	(d)	07.06.96	219.7	32,424	—	—	32,424	—	07.06.96	06.06.03
	(d)	14.12.97	176.3	5,104	—	—	—	5,104	14.12.97	13.12.04
	(d)	26.01.98	214.6	28,420	—	—	—	28,420	26.01.98	12.06.05

* Subject to satisfaction of performance if applicable.

Notes to the previous table:

(a) The Debenhams Approved Executive Share Option Scheme.

(b) The Debenhams Unapproved Executive Share Option Scheme.

(c) The Debenhams Sharesave Scheme.

(d) The Burton Group 1987 Executive Share Option Scheme. Outstanding options under this scheme over shares in The Burton Group plc were converted into options over shares in Debenhams Group Holdings Limited (formerly Debenhams plc) following the demerger of The Burton Group. On 4 November 2002 Matthew Roberts exercised his option over 4,103 shares at an option price of 283.6p. The market price of the shares on the date of exercise was 321.5p with a gain therefore for Matthew Roberts of £1,555. Because of their

obligations under the Listing Rules of the Financial Services Authority, Matthew Roberts and Michael Sharp were not permitted to deal in the shares of the Group during certain periods and options granted to them in 1993 therefore lapsed.

(e) Due to the acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc) on 4 December 2003, all of the above options either lapsed or became exercisable.

Directors' interests — shares

The interests, all of which are beneficial, of the directors (and their immediate families) in the share capital of Debenhams Group Holdings Limited (formerly Debenhams plc), were as follows:

	At 30 August 2003 10p ordinary shares	At 31 August 2002 10p ordinary shares
	number	*number*
Executive directors		
Belinda Earl	50,740	50,664
Jane Guillaume	13,840	13,764
Nigel Palmer	2,050	2,050
Matthew Roberts	30,677	26,401
Michael Sharp	25,999	25,999
Non-executive directors		
Michael Baulk	3,963	2,621
Tim Clarke	5,092	3,673
Peter Jarvis	84,198	74,353
Christopher Pearce	12,502	10,927

Notes: By virtue of being a member of the class of potential beneficiaries under:

(i) The Burton Group No 1 Employees Share Ownership Plan Trust ("the TBG ESOP"), the executive directors are deemed to be interested in 22,395 shares of Debenhams Group Holdings Limited (formerly Debenhams plc) held by the TBG ESOP. These shares are held by the TBG ESOP to meet the potential exercise of executive share options granted by The Burton Group to Matthew Roberts;

(ii) The Debenhams No. 1 Employee Share Ownership Plan, the executive directors are deemed to be interested, together with other beneficiaries, in 12,874,916 shares of Debenhams Group Holdings Limited (formerly Debenhams plc) held by the Debenhams No. 1 Employee Share Ownership Plan;

(iii) The Debenhams QUEST Trust, the executive directors are deemed to be interested, together with other beneficiaries, in 1,142 shares of Debenhams Group Holdings Limited (formerly Debenhams plc).

Pension

The five executive directors were members of the Debenhams Executive Pension Plan, an Inland Revenue approved non-contributory defined benefit scheme. Matthew Roberts and Jane Guillaume were subject to a cap on earnings which may be pensionable through an Inland Revenue approved scheme. Money purchase pension benefits in respect of earnings above the cap were therefore provided for these two directors through Funded Unapproved Retirement Benefits Scheme (FURBS), and Debenhams plc's contributions are set out in the table below.

The table below presents information on the pension accrued at the year end (the increase in accrued pension reflects additional service as a director).

	Age at 30 August 2003	Increase in accrued pension during the year	Increase in accrued pension during the year (net of inflation)	Accumulated total accrued pension at 30 August 2003	Transfer value as at 31 August 2002 of accrued pension as at 31 August 2002	Transfer value as at 30 August 2003 of accrued pension as at 30 August 2003	Increase in transfer value during the year	Company FURBS contributions during the year
		£pa	*£pa*	*£pa*	*£*	*£*	*£*	*£*
Belinda Earl	41	45,996	44,117	156,543	691,454	1,029,312	337,858	—
Jane Guillaume	44	2,976	2,548	28,145	184,634	217,011	32,377	65,974
Nigel Palmer	44	13,236	12,520	55,348	280,385	388,894	108,509	—
Matthew Roberts	40	2,476	2,097	24,727	126,883	148,344	21,461	101,064
Michael Sharp	46	20,614	19,036	113,491	700,784	900,660	199,876	—
Total		**85,298**	**80,318**	**378,254**	**1,984,140**	**2,684,221**	**700,081**	**167,038**

Directors' service agreements

The executive directors' service contracts were terminable on one year's notice by the Group or six months notice by the director. The remuneration and nomination committee considered the financial consequences of early termination of directors' service contracts. In the case of Belinda Earl, Nigel Palmer and Michael Sharp, their contracts provided that where, without good cause, they were terminated without notice or without full notice, they will be entitled to compensation equivalent to basic salary to reflect the period of notice to which they were entitled. The service contracts of the other executive directors did not contain this provision, but the remuneration and nomination committee endorsed the principle of mitigation of damages on early termination of a service contract and would have applied this in appropriate cases should they ever arise.

Executive directors received, in addition to salary, other benefits or equivalent cash allowances, the value of which is set out as "Benefits in Kind" in the table of directors emoluments, including company car and fuel, permanent health, life and personal accident insurance, fees for professional advice to a maximum of £4,000 p.a., membership of medical and dental insurance schemes, and home telephone charges.

(c) Key management

i) Emoluments

Emoluments of key management, who following the 2003 Acquisition performed the role of director of the Group but were not statutory directors of either the DRHL Group or the Baroness Group were as follows:

Financial year ended 28 August 2004

	Role	Salary and Fees	Benefits in Kind	Annual bonus	Pension contribution	Total
		£	£	£	£	£
R W Templeman	Group Chief Executive	500,000	90,753	630,900	—	1,221,653
C K Woodhouse	Finance Director	333,333	36,344	420,600	19,800	810,077
J D Lovering	Group Chairman	145,833	170	184,020	21,875	351,898
M J Sharp	Chief Operating Officer	375,000	40,611	394,320	—	809,931
N B Palmer	Group Retail Operations Director	230,000	25,743	241,850	—	497,593
N J Zamblera	Human Resource Director	41,769	4,950	42,010	—	88,729
		1,625,935	**198,571**	**1,913,700**	**41,675**	**3,779.881**

Financial year ended 3 September 2005

	Role	Salary and Fees	Benefits in Kind	Annual bonus	Pension contribution	Total
		£	£	£	£	£
R W Templeman	Group Chief Executive	625,000	115,783	570,658	—	1,311,441
C K Woodhouse	Finance Director	425,000	54,004	402,050	20,400	901,454
J D Lovering	Group Chairman	180,000	922	170,280	26,250	377,452
M J Sharp	Chief Operating Officer	395,000	36,065	430,529	—	861,594
N B Palmer	Group Retail Operations Director	250,000	25,078	273,016	—	548,094
N J Zamblera	Human Resource Director	185,000	41,526	175,010	2,000	403,536
		2,060,000	**273,378**	**2,021,543**	**48,650**	**4,403,571**

ii) Pension

N B Palmer and M J Sharp are members of the Debenhams Executive Pension Plan, an HM Revenue & Customs approved non-contributory defined benefit scheme. The tables below show the pension accrued at the year end (the increase in accrued pension reflects additional service as an officer).

Financial year ended 28 August 2004

	Increase in accrued pension during the year	Increase in accrued pension during the year (net of inflation)	Accumulated total accrued pension at 28 August 2004	Transfer value as at 30 August 2003 of accrued pension as at 30 August 2003	Transfer value as at 28 August 2004 of accrued pension as at 28 August 2004	Increase in transfer value during the year
	£pa	£pa	£pa	£	£	£
N B Palmer	13,619	12,069	68,967	388,894	521,576	132,682
M J Sharp	18,650	15,472	132,141	900,660	1,126,412	225,752
Total	**32,269**	**27,541**	**201,108**	**1,289,554**	**1,647,988**	**358,434**

Financial year ended 3 September 2005

	Increase in accrued pension during the year	Increase in accrued pension during the year (net of inflation)	Accumulated total accrued pension at 3 September 2005	Transfer value as at 28 August 2004 of accrued pension as at 28 August 2004	Transfer value as at 3 September 2005 of accrued pension as at 3 September 2005	Increase in transfer value during the year
	£pa	£pa	£pa	£	£	£
N B Palmer	14,652	12,514	83,619	521,576	811,777	290,201
M J Sharp	19,115	15,019	151,256	1,126,412	1,625,374	498,962
Total	**33,767**	**27,533**	**234,815**	**1,647,988**	**2,437,151**	**789,163**

iii) Interest in shares

Financial year ended 28 August 2004

The interest of key management in Baroness Group Limited Partnership at 28 August 2004 were:

	Ordinary Partnership	Preferred Partnership
	units	*units*
R W Templeman	33,578	2,466,422
C K Woodhouse	32,854	1,967,146
J D Lovering	17,151	1,482,849
M J Sharp	15,000	385,000
N B Palmer	7,500	161,500
N J Zamblera	625	29,375

M J Sharp, N B Palmer and N J Zamblera held their shares via the Baroness Employee Limited Partnership.

In respect of Debenhams plc for the period to 2003 Acquisition, options granted, exercised, lapsed or held by key management of Debenhams plc were as follows:

	At 30 August 2003	Granted during the period	Exercised during the period	Lapsed during the period	At 28 August 2004	Exercised price (P)	Earliest date for exercise	Latest date for exercise
N B Palmer								
(a)	7,722	—	7,722	—	—	388.5	26.01.01	25.01.08
(b)	28,314	—	28,314	—	—	388.5	26.01.01	25.01.08
(b)	4,296	—	4,296	—	—	465.5	20.04.02	19.04.09
(b)	22,102	—	22,102	—	—	181.0	12.04.03	11.04.10
(b)	72,462	—	72,462	—	—	207.0	18.10.03	17.10.10
(b)	93,434	—	50,855	42,579	—	396.0	18.04.05	17.04.12
(b)	73,929	—	20,862	53,067	—	257.0	30.01.06	29.01.13
(c)	11,637	—	7,243	4,394	—	145.0	01.08.05	31.01.06
M J Sharp								
(a)	7,722	—	7,722	—	—	388.5	26.01.01	25.01.08
(b)	116,602	—	116,602	—	—	388.5	26.01.01	25.01.08
(b)	21,852	—	21,852	—	—	329.5	09.12.01	08.12.08
(b)	52,631	—	52,631	—	—	465.5	20.04.02	19.04.09
(b)	40,000	—	40,000	—	—	300.0	19.10.02	18.10.09
(b)	96,619	—	96,619	—	—	207.0	18.10.03	17.10.10
(b)	50,505	—	27,489	23,016	—	396.0	18.04.05	17.04.12
(b)	136,186	—	38,430	97,756	—	257.0	30.01.06	29.01.13
(c)	5,546	—	—	5,546	—	311.0	01.05.03	31.10.03
(d)	5,104	—	5,104	—	—	176.3	14.12.97	13.12.04
(d)	28,420	—	28,420	—	—	214.6	26.01.98	12.06.05

Notes:

(a) The Debenhams Approved Executive Share Option Scheme. (b) The Debenhams Unapproved Executive Share Option Scheme. (c) The Debenhams Sharesave Scheme. (d) The Burton Group 1987 Executive Share Option Scheme. Outstanding options under this scheme over shares in The Burton Group plc were converted into options over shares in Debenhams Group Holdings Limited (formerly Debenhams plc) following the demerger of the Burton Group plc.

(b) Due to the acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc) by means of a scheme of arrangement, all options granted under the Group's share option schemes became exercisable. All the options were therefore exercised on 28 November 2003 and then acquired for cash at 470 pence per Debenhams Share. Options granted after 11 April 2001 under the Debenhams Executive Share Option Schemes (in the instance of Messrs Palmer and Sharp those options granted at 396p and 257p) together with options granted under the Sharesave Scheme were only exercisable in part, and in proportion to the time elapsed between the date of grant and the date the scheme of arrangement became effective, i.e. 28 November 2003.

(c) The option held by Mr Sharp over 5,546 shares which lapsed under the Debenhams Sharesave Scheme occurred due to his obligations under the listing rules of Financial Services Authority which did not permit him to deal in the shares of the company during certain periods and he was therefore were not able to exercise his option by the lapse date.

Financial year ended 3 September 2005

On 24 May 2005 Debenhams Retail Holdings Limited acquired the entire share capital of Baroness Group Holdings Limited, a company registered in Jersey. Baroness Group Holdings Limited was acquired through a share for share exchange following a group reorganisation. The shareholders in Baroness Group Holdings Limited received shares in Debenhams Retail Holdings Limited and loan notes. The loan notes issued by Debenhams Retail Holdings Limited on acquisition amounted to £589.2 million, which were issued to shareholders in direct proportion to their shareholding in Baroness Group Holdings Limited. The interest of key management in Debenhams Retail Holdings Limited at 3 September 2005 were:

	Subscriber shares of £1 each	Ordinary shares of 0.1 each	Loans notes	Share options granted on 31 January 2005
	No.	*No.*	*£*	*No.*
R W Templeman	—	335,777	19,779,550[(b)]	—
C K Woodhouse	3	328,537	19,353,065[(b)]	—
J D Lovering	—	171,508	10,102,988[(b)]	—
M J Sharp	—	150,000	8,835,936[(c)]	2,430
N B Palmer	—	75,000	4,417,968[(c)]	1,553
N J Zamblera	—	6,250	368,164[(c)]	—

Note: (b) represents the 'B' Loan Notes and (c) represents the 'C' Loan Notes both of which were issued on reorganisation.

M J Sharp, N B Palmer and N J Zamblera hold their shares via the Baroness Employee Limited Partnership.

The 'B' Loan Notes are denominated in sterling, repayable on demand and interest is charged at 4.8% per annum. These B Loan Notes were repaid in March 2006.

The redemption date of the 'C' Loans is 6 July 2006 and the loan notes are held via the Baroness Employee Limited Partnership. The 'C' Loan Notes are denominated in sterling and bear interest at 4.8% per annum.

Details of options held by key management are set out below:

Name	Date of grant	Expiry date	Exercise price	Number at 28 August 2004	Granted in year	Exercised in year	Lapsed in year	Number at 3 September 2005
			£					
M J Sharp	31 January 2005	30 January 2015	0.10	—	2,430	—	—	2,430
N B Palmer	31 January 2005	30 January 2015	0.10	—	1,553	—	—	1,553

The options were awarded to key Management and were in respect of past performance. The options vest on flotation or sale, and the conditions associated with the exercise of the options are that the officers remain employed by the Group on flotation or sale.

iv) Key management service contracts

Financial year ended 28 August 2004

It is Group policy that key management service contracts should either be no more than one year in duration or, if they are a rolling contract, they should have notice periods of not more than one year.

The details of the service contracts of key management during the year were as follows:

	Contract date	Notice period	Contractual termination payments
R W Templeman	11 September 2003, contract with Baroness Holdings UK Ltd	12 Months	Payment equal to basic salary, contractual benefits and annual bonus for a 12 month notice period or any unexpired period of notice.
J D Lovering	11 September 2003, contract with Baroness Holdings UK Ltd	1 Month	No Provisions within Service Agreement.
C W Woodhouse	11 September 2003, contract with Baroness Holdings UK Ltd	12 Months	Payment equal to basic salary, contractual benefits and annual bonus for a 12 month notice period or any unexpired period of notice.
M J Sharp	11 March 1999, contract with Debenhams Group Holdings Ltd (formerly Debenhams plc)	12 Months from employer, 6 months from employee	Payment equal to the basic salary for a 12 month notice period or any unexpired period of notice.
N B Palmer	12 December 2001, contract with Debenhams Group Holdings Ltd (formerly Debenhams plc)	12 Months from employer, 6 months from employee	Payment equal to the basic salary for a 12 month notice period or any unexpired period of notice.
N J Zamblera	8 June 2004, contract with Debenhams Retail plc	12 Months	No Provisions within Service Agreement.

Financial year ended 3 September 2005

It is Group policy that key management service contracts should either be no more than one year in duration or, if they are a rolling contract, they should have notice periods of not more than one year.

The details of the service contracts of key management during the year were as follows:

	Contract date	Notice period	Contractual termination payments
R W Templeman	11 September 2003, contract with Baroness Retail Ltd*	12 Months	Payment equal to basic salary, contractual benefits and annual bonus for a 12 month notice period or any unexpired period of notice.
J D Lovering	11 September 2003, contract with Baroness Retail Ltd*	1 Month	No Provisions within Service Agreement.
C W Woodhouse	11 September 2003, contract with Baroness Retail Ltd*	12 Months	Payment equal to basic salary, contractual benefits and annual bonus for a 12 month notice period or any unexpired period of notice.
M J Sharp	11 March 1999, contract with Debenhams Group Holdings Ltd (formerly Debenhams plc)	12 Months from employer, 6 months from employee	Payment equal to the salary due to them for a 12 month notice period or any unexpired period of notice.
N B Palmer	12 December 2001, contract with Debenhams Group Holdings Ltd (formerly Debenhams plc)	12 Months from employer, 6 months from employee	Payment equal to the salary due to them for a 12 month notice period or any unexpired period of notice.
N J Zamblera	8 June 2004, contract with Debenhams Retail plc	12 Months	No Provisions within Service Agreement.

* Original contract was with Baroness Holdings UK Limited which was novated to Baroness Retail Limited on 24 May 2005.

(d) Detailed emoluments of the Directors of Debenhams plc

The following directors will become a director of Debenhams plc following its admission to the London Stock Exchange.

Name	Position
J D Lovering	Chairman
R W Templeman	Chief Executive Officer
C K Woodhouse	Finance Director
M J Sharp	Chief Operating Officer
P Costeletos	Non-Executive Director
A Crozier	Independent Non-Executive Director
J Feuer	Non-Executive Director
R Gillingwater	Senior Independent Non-Executive Director
P Long	Independent Non-Executive Director
D Millard	Independent Non-Executive Director
G Padovano	Non-Executive Director
P Pindar	Independent Non-Executive Director

The individual emoluments of J Lovering, R Templeman, C Woodhouse and M Sharp are shown in section (c) of this note.

The non executive directors have not been remunerated by the Group during any of the three financial years ended 30 August 2003, 28 August 2004 and 3 September 2005.

10. Taxation

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	£m	£m
Current tax			
UK corporation tax at 30%	35.9	20.8	7.2
Adjustment in respect of prior periods	(0.9)	(9.9)	(0.2)
Total current tax	**35.0**	**10.9**	**7.0**
Deferred tax			
Origination and reversal of timing differences	9.1	(18.3)	(22.5)
Timing difference due to pension accounting	(1.0)	0.1	2.2
Adjustment in respect of prior periods	(3.1)	(2.0)	0.3
Total deferred tax	**5.0**	**(20.2)**	**(20.0)**
Taxation charge/(credit) for the financial year	**40.0**	**(9.3)**	**(13.0)**

The above current tax charges reconcile with the standard rate of corporation tax in the UK as follows:

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	£m	£m
Profit/(loss) on ordinary activities before tax	**144.2**	**(37.6)**	**51.3**
Profit/(loss) on ordinary activities at standard rate of corporation tax in the UK of 30%	43.3	(11.3)	15.4
Excess depreciation and unclaimed capital allowances	(7.8)	25.3	4.7
Items not deductible for tax purposes	7.7	13.0	7.0
Non taxable receipts	(4.9)	(3.7)	(1.3)
Tax relief on share scheme arrangements	(3.2)	(10.1)	—
Fixed asset disposal	—	(2.1)	(35.3)
Overseas items	(0.3)	(0.6)	(0.5)
Adjustments to prior years	(0.9)	(9.9)	(0.2)
Other short term timing differences	1.1	(0.3)	(1.3)
Excess losses arising in the year	—	4.2	—
Acquisition related items	—	6.4	18.5
Current tax charge for the financial year	**35.0**	**10.9**	**7.0**

Tax relating to exceptional charges as detailed in note 6 amounted to:

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	£m	£m
Tax credit relating to:			
Operating exceptional items	0.2	8.8	1.1
Non-operating exceptional items	—	—	17.6
Interest exceptional items	—	10.1	27.9
	0.2	**18.9**	**46.6**

11. Dividends

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	£m	£m
Interim ordinary dividends paid — 5.3p per share	18.1	—	—
Final ordinary dividends proposed — 8.6p per share	30.4	—	—
	48.5	**—**	**—**

As a result of the 2003 Acquisition the above proposed final dividend of £30.4 million was not paid (note 33).

12. Earnings/(loss) per share

The calculation of the basic and diluted earnings/loss per ordinary share has been based on the profit/(loss) for the relevant financial period and on 500,000,000 ordinary shares being the share capital of Debenhams plc after taking into account the restructuring of the Company's share capital on 3 April 2006 and 3 May 2006.

In calculating both basic and diluted earnings per share for the purposes of the financial information, shares held by Baroness Employee Limited Partnership and Debenhams Retail Employee Trust 2004 in connection with the Group's employee share plans have been included in the number of shares, since these shares will all vest on the listing of the Company's ordinary shares. There are therefore no potential dilutive shares and hence, diluted earnings per share is equivalent to basic earnings per share.

Financial year ended 30 August 2003

	Earnings	Weighted average number of shares	Per share amount
	£m	*(millions)*	*Pence*
Basic and diluted Earnings per share			
Earnings attributable to ordinary shareholders	104.2	500	20.8

Financial year ended 28 August 2004

	Loss	Weighted average number of shares	Per share amount
	£m	*(millions)*	*Pence*
Basic and diluted Loss per share			
Loss attributable to ordinary shareholders	(28.3)	500	(5.7)

Financial year ended 3 September 2005

	Earnings	Weighted average number of shares	Per share amount
	£m	*(millions)*	*Pence*
Basic and diluted Earnings per share			
Earnings attributable to ordinary shareholders	64.3	500	12.9

13. Intangible fixed assets

Cost	Goodwill	Licences and Trademarks	Total
	£m	*£m*	*£m*
As at 1 September 2002	—	0.3	0.3
Additions	2.1	0.1	2.2
At 30 August 2003	**2.1**	**0.4**	**2.5**
Disposals	—	(0.1)	(0.1)
Eliminated on acquisition	(2.1)	—	(2.1)
Acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc) (note 33)	864.6	—	864.6
At 28 August 2004	**864.6**	**0.3**	**864.9**
Additions	12.0	—	12.0
Eliminated on acquisition	(876.6)	—	(876.6)
Acquisition of Baroness Group Holdings Limited (note 33)	2,529.1	—	2,529.1
At 3 September 2005	**2,529.1**	**0.3**	**2,529.4**
Accumulated amortisation			
As at 1 September 2002	—	0.1	0.1
Charge for the year	0.2	—	0.2
At 30 August 2003	**0.2**	**0.1**	**0.3**
Disposals	—	(0.1)	(0.1)
Eliminated on acquisition	(0.2)	—	(0.2)
Charge for the year	31.8	—	31.8
At 28 August 2004	**31.8**	**—**	**31.8**
Charge pre acquisition	32.7	0.1	32.8
Eliminated on acquisition	(64.5)	—	(64.5)
Charge post acquisition	31.7	—	31.7
At 3 September 2005	**31.7**	**0.1**	**31.8**
Net book values			
At 30 August 2003	**1.9**	**0.3**	**2.2**
At 28 August 2004	**832.8**	**0.3**	**833.1**
At 3 September 2005	**2,497.4**	**0.2**	**2,497.6**

(1) Goodwill

Financial year ended 30 August 2003

On 17 September 2002 the Group acquired the business of a department store in Perth, Scotland for £2.1 million. Goodwill arising on this acquisition was £2.1 million and was attributable to the acquisition of the leasehold property. The directors' estimate of its useful economic life was 10 years. All of the consideration was paid in cash and no fair value adjustments were required.

Financial year ended 28 August 2004

The goodwill arising on the 2003 Acquisition of £864.6 million (note 33) was amortised on a straight-line basis over the directors' estimate of its useful economic life of 20 years. All goodwill which existed in Debenhams Group Holdings Limited (formerly Debenhams plc) was subsumed in the goodwill arising on the 2003 Acquisition.

Financial year ended 3 September 2005

Goodwill of £12.0 million arose on the acquisition of eight former Allders stores on 11 February 2005. The total consideration for the acquisition was £34.0 million, and goodwill was attributable to the leasehold sites acquired and was being amortised over the lives of those leases.

The goodwill arising on the 2005 Acquisition of £2,529.1 million (note 33) is being amortised on a straight-line basis over the directors' estimated useful life of 20 years. All goodwill which existed in Baroness Group Holdings Limited was subsumed in the goodwill arising on the 2005 Acquisition.

(2) Licences and Trademarks

Licences and Trademarks are amortised on a straight-line basis over their estimated useful economic life, not to exceed 10 years.

14. Tangible fixed assets

Cost	Land and buildings: Freehold £m	Land and buildings: Long-leasehold £m	Land and buildings: Short-leasehold including landlords' fixtures and fittings £m	Vehicles, Fixtures and equipment £m	Total £m
At 1 September 2002	246.2	87.8	282.3	678.7	**1,295.0**
Additions	7.7	1.4	25.1	106.0	**140.2**
Reclassification	9.9	5.0	28.0	(42.9)	**—**
Disposals and write offs	—	—	(0.2)	(19.6)	**(19.8)**
At 30 August 2003	**263.8**	**94.2**	**335.2**	**722.2**	**1,415.4**
Pre acquisition additions	—	0.6	13.7	11.2	**25.5**
Pre acquisition reclassifications	3.0	(3.2)	—	0.2	**—**
Pre acquisition disposals and write-offs	0.2	0.3	(0.1)	(57.6)	**(57.2)**
Eliminated on acquisition	(267.0)	(91.9)	(348.8)	(676.0)	**(1,383.7)**
Acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc)	352.7	92.6	255.7	371.2	**1,072.2**
Post acquisition additions	—	—	6.4	39.9	**46.3**
Post acquisition reclassifications	(0.6)	5.2	(1.5)	(3.1)	**—**
Post acquisition disposals and write-offs	(6.1)	(8.2)	—	(0.1)	**(14.4)**
At 28 August 2004	**346.0**	**89.6**	**260.6**	**407.9**	**1,104.1**
Pre acquisition additions	22.0	—	17.7	47.0	**86.7**
Pre acquisition reclassifications	—	—	(4.3)	4.3	**—**
Pre acquisition disposals and write-offs	(310.8)	(79.6)	—	29.9	**(420.3)**
Eliminated on acquisition	(57.2)	(10.0)	(274.0)	(429.3)	**(770.5)**
Acquisition of Baroness Group Holdings Limited	56.8	9.7	257.8	338.0	**662.3**
Post acquisition additions	—	—	—	33.8	**33.8**
Post acquisition reclassifications	—	—	7.1	(7.1)	**—**
Post acquisition disposals and write-offs	(2.4)	(0.1)	—	(1.7)	**(4.2)**
At 3 September 2005	**54.4**	**9.6**	**264.9**	**363.0**	**691.9**
Depreciation					
At 1 September 2002	6.4	2.8	69.6	301.8	**380.6**
Charge for the year	1.8	1.5	12.2	67.4	**82.9**
Reclassifications	0.7	1.8	8.9	(11.4)	**—**
Disposals and write offs	—	—	(0.2)	(17.7)	**(17.9)**
At 30 August 2003	**8.9**	**6.1**	**90.5**	**340.1**	**445.6**
Pre acquisition charge	0.4	0.5	2.5	22.5	**25.9**
Pre acquisition reclassifications	0.5	(0.7)	0.1	0.1	**—**
Pre acquisition disposals and write-offs	(0.1)	(0.7)	—	(58.2)	**(59.0)**
Eliminated on acquisition	(9.7)	(5.2)	(93.1)	(304.5)	**(412.5)**
Post acquisition charge	1.5	0.8	8.0	55.1	**65.4**
Post acquisition disposals and write-offs	—	(0.1)	—	(0.1)	**(0.2)**
At 28 August 2004	**1.5**	**0.7**	**8.0**	**55.0**	**65.2**
Pre acquisition charge	0.6	0.3	8.2	56.1	**65.2**
Pre acquisition disposals and write-offs	(1.7)	(0.7)	—	(19.8)	**(22.2)**
Eliminated on acquisition	(0.4)	(0.3)	(16.2)	(91.3)	**(108.2)**
Post acquisition charge	0.1	0.1	3.1	20.6	**23.9**
At 3 September 2005	**0.1**	**0.1**	**3.1**	**20.6**	**23.9**
Net book values					
At 30 August 2003	**254.9**	**88.1**	**244.7**	**382.1**	**969.8**
At 28 August 2004	**344.5**	**88.9**	**252.6**	**352.9**	**1,038.9**
At 3 September 2005	**54.3**	**9.5**	**261.8**	**342.4**	**668.0**

On the 2003 Acquisition, adjustments were required to restate the book values of fixed assets acquired at their fair value. A similar exercise was performed during the 2005 Acquisition but no additional fair value adjustments were identified.

Assets in the course of construction included in tangible fixed assets at the financial year end were as follows:

	30 August 2003	28 August 2004	3 September 2005
	£m	£m	£m
Assets in the course of construction	78.1	57.1	35.7

Included within freehold and long leasehold buildings were the following assets held under finance leases:

	30 August 2003	28 August 2004	3 September 2005
	£m	£m	£m
Cost	42.7	59.2	59.2
Aggregate depreciation based on cost	(1.0)	(1.7)	(2.0)
Net book values	**41.7**	**57.5**	**57.2**

Fixtures and equipment included the following assets held under finance leases:

	30 August 2003	28 August 2004	3 September 2005
	£m	£m	£m
Cost	—	1.9	2.7
Aggregate depreciation based on cost	—	—	(0.3)
Net book values	**—**	**1.9**	**2.4**

15. Investments

Cost

	£m
At 31 August 2003 and 29 August 2004	—
Additions	7.2
At 3 September 2005	**7.2**

On 30 November 2004 the Group acquired 10% of the issued share capital of Ermes Department Stores Limited, a company registered in Cyprus for £4.2 million.

Following the deemed disposal of BF Properties (No. 4) Limited on 22 February 2005 (see note 33), the Group retained a £3.0 million investment in the ordinary 'A' shares of the company.

BF Properties (No. 4) Limited was incorporated in Great Britain. The address of its principle place of business is 10 Cornwall Terrace, Regent's Park, London. The Group holds 100% of the 'A' ordinary shares of the company. These shares have no voting rights and represent 76% of the nominal value of the issued ordinary shares of the company.

BF Properties (No. 4) Limited year end has changed to 31 March (previously 22 February 2004). The aggregate amount of the capital and reserves at 31 March 2005 was £141,000,023. The profit of BF Properties (No. 4) Limited for the period from 22 February 2005 to 31 March 2005 was £600,740.

16. Stock

	30 August 2003	28 August 2004	3 September 2005
	£m	£m	£m
Items held for resale	198.2	167.4	197.2

17. Debtors

	30 August 2003	28 August 2004	3 September 2005
	£m	*£m*	*£m*
Trade debtors	18.8	20.1	19.6
Other debtors	5.2	2.2	0.4
Corporation tax	—	1.5	5.4
Prepayments and accrued income	33.7	25.7	36.4
	57.7	**49.5**	**61.8**

Amounts recoverable after more than one year included in debtors were:

	30 August 2003	28 August 2004	3 September 2005
	£m	*£m*	*£m*
Other debtors	0.4	0.2	—
Prepayments and accrued income	1.1	0.7	0.3
	1.5	**0.9**	**0.3**

18. Creditors

Amounts falling due within one year	30 August 2003	28 August 2004	3 September 2005
	£m	*£m*	*£m*
Funding debt (note 19)	86.6	43.1	75.0
Trade creditors	66.8	142.9	189.7
Other creditors	77.4	79.5	77.6
Other taxation and social security costs	27.3	28.1	22.1
Corporation tax	10.3	—	—
Accruals and deferred income	93.3	106.0	110.1
Proposed dividends	30.4	—	—
	392.1	**399.6**	**474.5**

Amounts falling due after more than one year	30 August 2003	28 August 2004	3 September 2005
	£m	*£m*	*£m*
Funding debt (note 19)	**59.4**	**1,829.2**	**1,839.1**

19. Funding debt

	30 August 2003	28 August 2004	3 September 2005
	£m	*£m*	*£m*
Bank overdrafts	86.6	11.3	12.1
Senior Facility — Term Loan A	—	289.4	—
Senior Facility — Term Loan B	—	165.8	—
Senior Facility — Term Loan C	—	165.8	—
'B' Loan Notes	—	—	50.1
Senior Term Loan — Tranche A	—	—	407.6
Senior Term Loan — Tranche B	—	—	560.0
Senior Term Loan — Tranche C	—	—	560.0
Senior Term Loan — Tranche D	—	—	300.0
Mortgage Facility	—	369.2	—
Lease obligations	59.4	61.6	61.9
Deep Discounted Bonds	—	514.3	—
High Yield Bonds	—	324.7	—
	146.0	1,902.1	1,951.7
Less: unamortised issue costs	—	(29.8)	(37.6)
	146.0	**1,872.3**	**1,914.1**

Maturity of debt	30 August 2003	28 August 2004	3 September 2005
	£m	*£m*	*£m*
Amounts falling due:			
In one year or less or on demand	86.6	43.1	80.4
In more than one year but not more than two years	—	43.2	30.2
In more than two years but not more than five years	—	211.6	199.4
In more than five years	59.4	1,604.2	1,641.7
	146.0	1,902.1	1,951.7
Less: unamortised issue costs	—	(29.8)	(37.6)
	146.0	**1,872.3**	**1,914.1**
Less: amounts falling due within one year	**(86.6)**	**(43.1)**	**(75.0)**
Amounts falling due after one year	**59.4**	**1,829.2**	**1,839.1**

Financial year ended 30 August 2003

Lease obligations due in more than five years included property lease obligations secured by a fixed charge over certain of the Group's properties (see note 20).

Financial year ended 28 August 2004

The 2003 Acquisition was financed through a combination of the Senior Facility, the Deep Discounted Bonds, the Bridge Facilities and the Mezzanine Facility (see note 1).

For the Senior Facility, which is split between the three Term Loans A, B and C, repayments were payable in stages with the final instalments due in 2012. Interest rates were floating and varied on each tranche of the Senior Facility. All were based on LIBOR. The Senior Facility was secured by a first ranking fixed security and a floating charge over the assets of Baroness Holdings UK Limited and its subsidiaries.

The Deep Discounted Bonds were issued by Baroness Holdings UK Limited to Baroness Group Limited Partnership. They were due in 2014 and represented an aggregate principal amount at maturity of £2.2 billion and a subscription price £606.6 million. The effective interest rate for the Deep Discounted Bonds was 12.5 per cent. The proceeds were distributed by way of inter-company loans, equity contributions and purchases of permanent interest bearing securities through intermediate parent companies to Baroness Retail Limited.

On 23 April 2004 the Bridge Facilities of £354.7 million, with an effective interest rate of 6.5 per cent were refinanced by the Mortgage Facility. The Mortgage Facility of £369.2 million was secured by a fixed charge over

properties held by BF Properties (No. 3) Limited. The facility was due in 2011 and bore interest at a rate based on LIBOR. During the year the effective interest rate on the Mortgage Facility was 6.5 per cent.

During the 2004 financial year Debenhams Finance Holdings plc issued £209 million 10.5 per cent senior notes due 2012 and €172 million 9.5 per cent senior notes due 2012 (the "High Yield Bonds"). The proceeds were used to repay the Mezzanine Facility of £325.0 million, which carried interest at 10.5 per cent per annum. The Mezzanine Facility was one of the principal components of the 2003 Acquisition finance.

Issue costs of £33.3 million were incurred upon the draw down of the Senior Facility, High Yield Bonds and Mortgage Facility. These issue costs were amortised over the term of the respective facilities at a constant rate on the carrying amount of each loan. Costs of £3.5 million were amortised during the financial year ended 28 August 2004. The issue costs associated with the Mezzanine and Bridge Facilities were expensed immediately (note 6).

As part of the Group's interest rate management strategy a number of interest rate swaps were held with a total notional value of £939.0 million with fixed interest payments varying from 4.9 per cent to 6.0 per cent (note 26).

Financial year ended 3 September 2005

The 2005 Acquisition was financed in part by the issuance of Loan Notes of £589.2 million by Debenhams Retail Holdings Limited to the shareholders of Baroness Group Holdings Limited, comprising £516.8 million 'A' Loan Notes, £50.1 million 'B' Loan Notes and £22.3 million 'C' Loan Notes.

The 'C' Loan Notes were held for shareholders by the Baroness Employee Limited Partnership, a Shareholder in Debenhams Retail Holdings Limited. With effect from 20 March 2006 the 'C' Loan Notes are held directly by senior employees.

The 'B' Loan Notes outstanding as at 3 September 2005 were repayable on demand after 24 November 2005. The redemption date of the 'C' Loan Notes is 6 July 2006. Fixed interest on the 'B' and 'C' Loan Notes is charged at 4.8 per cent per annum and they are guaranteed under Tranche A of the Senior Term Loan facilities.

On 26 May 2005 the DRHL Group refinanced its debt structure through the draw down of a new Senior term loan of £1.8 billion (the "Senior Term Loan"). The funds received from the new facility allowed the repayment of the former Senior Facility, the High Yield Bonds, Deep Discounted Bonds, the 'A' Loan Notes and associated costs (see note 1).

Repayments on the Senior Term Loan Tranche A are due in stages with final repayment due in 2012.

The Senior Term Loan Tranche B is repayable in full in 2013 and Tranches C and D of the Senior Term Loan are repayable in full in 2014. Interest rates on the Senior Term Loan are floating and vary on each Tranche of the loan. All are based on LIBOR and are denominated in sterling. The Senior Term Loan is secured by a first ranking fixed security and a floating charge over the assets of Debenhams Retail Holdings Limited and its subsidiaries.

Issue costs of £39.1 million were incurred upon the draw down of the Senior Term Loan and are being amortised over the term of the loan at a constant rate on the carrying amount of the loan. Costs of £1.5 million were amortised during the financial year ended 3 September 2005.

Following the deemed disposal of BF Properties (No. 4) Limited on 22 February 2005, the obligation to repay the Mortgage Facility was transferred to The British Land Company plc (see note 33). The amount outstanding on the Mortgage Facility at this date was £363.5 million.

As at 3 September 2005 as part of the Group interest rate management strategy a number of interest rate swaps and a cap were held with a total notional value of £1.5 billion with fixed interest payments varying from 4.5 per cent to 6.0 per cent (note 26).

20. Finance lease obligations

In 1988 a number of the Group's properties with a market value of £42.7 million were sold to certain banks on 125 year leases at peppercorn rentals. The Group subsequently entered into full tenant and landlord repairing sub leases for 125 years. At each of 30 August 2003, 28 August 2004 and 3 September 2005, the principal of £42.7 million remained outstanding under the leases. The rentals payable are structured so as to give the lessors a financing return linked to LIBOR in the first 25 years and, in the following 10 years, a LIBOR linked return together with the repayment of capital. Thereafter, market rentals are payable subject to revision every 5 years. In the early years, the amounts payable are below LIBOR and in the later years are in excess of LIBOR. The financing costs are, however, allocated over the 25 year period so as to achieve an annual funding cost which is

consistent with LIBOR. The Group has limited rights up to the 25th year of the leases to vary the terms of the leases to buy out the rental obligations based on the properties' original sales proceeds. The properties are reflected in fixed assets at their cost to the Group. Other lease obligations relate to cars leased under hire purchase contracts.

The related lease obligations are as follows:

Property lease obligations	**30 August 2003**	**28 August 2004**	**3 September 2005**
	£m	*£m*	*£m*
Amounts falling due:			
In one year or less or on demand	—	—	1.1
In more than one year but not more than two years	—	1.1	1.1
In more than two years but not more than five years	7.0	7.0	7.0
In more than five years	52.4	51.6	50.3
	59.4	**59.7**	**59.5**

Other lease obligations	*£m*	*£m*	*£m*
Amounts falling due:			
In one year or less or on demand	—	0.1	0.9
In more than one year but not more than two years	—	0.6	0.6
In more than two years but not more than five years	—	1.2	0.7
In more than five years	—	—	0.2
	—	**1.9**	**2.4**

21. Provisions for liabilities and charges

	Deferred taxation	**Vacant properties**	**Taxation Provision**	**Closure provisions**	**Other provisions**	**Total provisions**	**Deferred taxation asset on pension deficit**
	£m	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*
At 1 September 2002	57.9	1.0	1.1	—	1.7	**61.7**	(10.7)
Charged/(credited) to the profit and loss accounts	6.0	—	—	—	0.6	**6.6**	(1.0)
Unused amounts reversed in the year	—	—	—	—	(0.8)	**(0.8)**	—
Utilised during the year	—	(0.2)	—	—	(0.8)	**(1.0)**	—
Credited to the statement of total recognised gains and losses	—	—	—	—	—	—	(6.0)
At 30 August 2003	**63.9**	**0.8**	**1.1**	**—**	**0.7**	**66.5**	**(17.7)**
Charged/(credited) to the profit and loss accounts	(20.3)	0.2	1.5	6.5	0.5	**(11.6)**	0.1
Arising on acquisition	(6.4)	—	—	—	5.5	**(0.9)**	—
Unused amounts reversed in the year	—	(0.4)	—	—	—	**(0.4)**	—
Utilised during the year	—	(0.1)		(1.1)	(2.2)	**(3.4)**	—
Charged to the statement of total recognised gains and losses	—	—	—	—	—	—	3.4
At 28 August 2004	**37.2**	**0.5**	**2.6**	**5.4**	**4.5**	**50.2**	**(14.2)**
Charged/(credited) to the profit and loss accounts	(22.2)	0.7	—	0.8	—	**(20.7)**	2.2
Arising on acquisition	(2.4)	—	—	—	10.3	**7.9**	—
Utilised during the year	—	—	(2.6)	(1.3)	(2.1)	**(6.0)**	—
Charged to the statement of total recognised gains and losses	—	—	—	—	—	—	2.5
At 3 September 2005	**12.6**	**1.2**	**—**	**4.9**	**12.7**	**31.4**	**(9.5)**

Deferred taxation

The potential liability at 30 per cent for deferred taxation, all of which was provided for, is set out below:

	30 August 2003	28 August 2004	3 September 2005
	£m	*£m*	*£m*
Capital allowances	68.4	40.5	16.7
Other timing differences	(4.5)	(3.3)	(4.1)
	63.9	**37.2**	**12.6**

The liability for deferred taxation is stated after anticipated rollover relief in respect of capital gains which may arise in the event of the sale of properties at their revalued amounts.

As at 30 August 2003, 28 August 2004 and 3 September 2005, no provision was made for deferred tax on gains arising on the sale of properties where potentially taxable gains were rolled over into replacement assets. Such tax becomes payable only if the properties are sold without it having been possible to claim rollover relief. As at 30 August 2003 there was no unprovided deferred tax in this respect (28 August 2004: £18.2 million and 3 September 2005: £nil). In addition, as at 30 August 2003 there was £0.9 million of rollover relief claims still awaiting HM Revenue and Customs approval (28 August 2004: £1.5 million and 3 September 2005: £nil).

Deferred taxation on post-retirement benefits is recognised in full for each of the three financial years. The pension (liability)/asset on the balance sheet is shown net of deferred tax (note 28).

Other provisions

Other provisions as at 3 September 2005 were included at the fair value of derivative financial instruments held to manage interest rate risk which will be utilised over the life of the financial instrument. The remainder of the other provisions, none of which were individually significant, represented the directors' best estimate of expenditure required to settle obligations in respect of other liabilities. As at 3 September 2005, the directors expected that these provisions would be utilised within one year.

Vacant properties provision

Vacant properties provision represents residual lease commitments, after taking into account existing sub-lease arrangements which the directors expect would be utilised over the remaining lease period.

Taxation provision

Taxation provision represents potential liabilities surrounding the VAT treatment of intra-group transactions.

Closure provisions

Closure provisions established in the financial year ended 28 August 2004 relate to the closure of the Group's media outlets, the cessation of its mail order catalogue and closure of distribution outlets. At the financial year ended 3 September 2005 the directors expect that the provision would be utilised on demand.

22. Share capital

Debenhams Group Holdings Limited (formerly Debenhams plc)

	30 August 2003
	£
Authorised	
750,000,000 Ordinary shares of 10 pence each	75,000,000
Called up, allotted and fully paid	
365,666,437 Ordinary shares of 10 pence each	36,566,644

Baroness Group Holdings Limited

	28 August 2004
	£
Authorised	
10,000 Ordinary shares of £1 each	10,000
Called up, allotted and fully paid	
10,000 Ordinary shares of £1 each	10,000

Debenhams Retail Holdings Limited

	3 September 2005
	£
Authorised	
10,000,000 Ordinary shares of £0.001 each	10,000
100,000 Governance shares of £0.01 each	1,000
3 Subscriber shares of £1 each	3
	11,003
Called up, allotted and fully paid	
10,000,000 Ordinary shares of £0.001 each	10,000
100,000 Governance shares of £0.01 each	1,000
3 Subscriber shares of £1 each	3
	11,003

Movements in share capital

	Number of shares	£
At 1 September 2002	368,509,881	36,850,988
Purchase of own shares	(7,119,593)	(711,959)
Issue of shares	4,276,149	427,615
At 30 August 2003	**365,666,437**	**36,566,644**
Issue of shares	6,454,673	645,467
Elimination on 2003 Acquisition	(372,121,110)	(37,212,111)
Issue of Baroness Group Holdings Limited shares	10,000	10,000
At 28 August 2004	**10,000**	**10,000**
Elimination on 2005 Acquisition	(10,000)	(10,000)
Issue of Debenhams Retail Holdings Limited subscriber shares	3	3
Share for share exchange	10,100,000	11,000
At 3 September 2005	**10,100,003**	**11,003**

Financial year ended 30 August 2003

During the financial year ended 30 August 2003 Debenhams Group Holdings Limited (formerly Debenhams plc) purchased and subsequently cancelled 7.1 million ordinary shares of 10 pence each, representing 1.95% of its issued share capital, at a total cost of £20.4 million, which was charged to distributable reserves. These purchases were made at prices ranging from 256 pence per share to 318 pence per share, the weighted average price of all purchases being 286 pence.

During the financial year ended 30 August 2003, 4.3 million ordinary shares of Debenhams Group Holdings Limited (formerly Debenhams plc) with an aggregate nominal value of £0.4 million were issued at prices ranging from 220 pence per share to 433 pence per share under the Sharesave and Executive Share Option Schemes following the exercise of options, for a total consideration of £7.3 million. The market value of the shares allotted was £16.8 million and an adjustment to reflect the difference between this value and the proceeds has been made to reserves.

During the financial year ended 30 August 2003 Debenhams Group Holdings Limited (formerly Debenhams plc) operated the following share schemes:

Long Term Incentive Plan

In the financial year ended 30 August 2003, Debenhams Group Holdings Limited (formerly Debenhams plc) operated a Long Term Incentive Plan. Under the Long Term Incentive Plan, awards of shares at a nominal price of £1 in aggregate were normally exercisable between three and ten years from the date of grant, subject to performance conditions being achieved over a three-year period. These awards were to be satisfied by the delivery of existing shares from Debenhams Group Holdings Limited (formerly Debenhams plc)'s ESOP trusts (see note 24). Details of the options outstanding as at 30 August 2003 are set out below.

Date of grant	Exercise Price	Options outstanding 2003
		m
26 April 2000	Nil	0.8
11 April 2001	Nil	0.7
17 April 2002	Nil	0.7
16 April 2003	Nil	0.4
		2.6

During the financial year ended 30 August 2003, options over 809,851 shares were exercised under the Long Term Incentive Plan.

Executive Share Option Schemes

In the financial year ended 30 August 2003, Debenhams Group Holdings Limited (formerly Debenhams plc) operated an HM Revenue and Customs Approved Executive Share Option Scheme and an Unapproved Executive Share Option Scheme for executive directors and senior employees. Subject to satisfaction of the performance conditions, options were normally exercisable between three and ten years from the date of grant. These options could be satisfied, at Debenhams Group Holdings Limited (formerly Debenhams plc)'s discretion, either by the issue of new shares or by the delivery of existing shares from its ESOP trusts (see note 24). Details of the options outstanding as at 30 August 2003 are set out below.

Date of grant	Exercise Price	Options outstanding 2003
		m
26 January 1998	388.50p	2.8
4 June 1998	394.00p	0.1
9 December 1998	329.50p	0.5
20 April 1999	465.50p	0.3
19 October 1999	300.00p	0.6
12 April 2000	181.00p	0.6
18 October 2000	207.00p	1.4
11 April 2001	447.25p	0.3
24 October 2001	386.50p	0.7
18 April 2002	396.00p	0.7
24 October 2002	284.25p	0.6
30 January 2003	257.00p	4.5
		13.1

During the financial year ended 30 August 2003, options over 1,314,570 shares were exercised under the Executive Share Option Schemes.

All Employee Share Option Scheme

In the financial year ended 30 August 2003, Debenhams Group Holdings Limited (formerly Debenhams plc) operated an HM Revenue and Customs Approved Employee Share Option Scheme for all employees in the UK not eligible to participate in the Executive Share Option Schemes. The options were normally exercisable

between the third and tenth anniversaries of the date of grant. There were two conditions, firstly that the growth in EPS of Debenhams Group Holdings Limited (formerly Debenhams plc) exceeded the growth in RPI over a three year period, and secondly that the average price of an Ordinary share, over the period of thirty days ending at least three years after the date of grant, had increased by 25 per cent from the option price. Debenhams Group Holdings Limited (formerly Debenhams plc) growth in EPS was substantially above the growth in RPI between August 1998 and August 2001 and the first condition was therefore satisfied. Options under the All Employee Scheme therefore became exercisable, only within 14 day periods after Debenhams Group Holdings Limited (formerly Debenhams plc) announced its interim and final results, if the average share price, for any 30 business day period ending after 15 February 2002, was at or above 500 pence. The options could be satisfied, at Debenhams Group Holdings Limited (formerly Debenhams plc)'s discretion, either by the issue of new shares or by the delivery of existing shares from its ESOP trusts (see note 24). Options for Irish employees were unapproved and would be satisfied from existing shares held in ESOP trusts. Details of the options outstanding as at 30 August 2003 are set out below. All movements on these options during the year were due to them lapsing.

Date of grant	**Exercise Price**	**Options outstanding 2003**
		m
16 February 1999	400.0p	2.5

Sharesave Schemes

In the financial year ended 30 August 2003, Debenhams Group Holdings Limited (formerly Debenhams plc) operated Sharesave Schemes for all employees in the UK and Ireland. Under the Sharesave Schemes, options were normally exercisable within six months of either the third, fifth or seventh anniversary of the savings contract commencement dates. Under the UK's HM Revenue and Customs approved scheme, these options could be satisfied, at Debenhams Group Holdings Limited (formerly Debenhams plc)'s discretion, either by the issue of new shares or by the delivery of existing shares from its ESOP trusts (see note 24). Under the Irish schemes, options could be satisfied from existing shares held in ESOP trusts. Details of the options outstanding as at 30 August 2003 are set out below.

Date of grant	**Contract Term**	**Exercise Price**	**Options outstanding 2003**
			m
24 February 1998	5 years	311.0p	0.2
24 February 1998	7 years	311.0p	0.2
25 November 1998	5 years	294.0p	0.1
25 November 1998	7 years	294.0p	—
25 May 1999	3 years	373.0p	—
25 May 1999	5 years	373.0p	—
25 May 1999	7 years	373.0p	—
10 May 2000	3 years	145.0p	0.3
10 May 2000	5 years	145.0p	1.5
10 May 2000	7 years	145.0p	0.4
10 May 2001	3 years	358.0p	0.6
10 May 2001	5 years	358.0p	0.2
10 May 2001	7 years	358.0p	—
16 May 2002	3 years	311.0p	0.8
16 May 2002	5 years	311.0p	0.3
15 May 2003	3 years	247.0p	2.6
15 May 2003	5 years	247.0p	1.5
			8.7

During the financial year ended 30 August 2003 options over 3,341,797 shares were exercised under the Sharesave Scheme.

The Group has taken advantage of the exemptions applicable to HM Revenue and Customs approved SAYE share option schemes and equivalent overseas schemes under UITF Abstract 17 (revised 2003), whereby the requirements of the Abstract need not be applied to HM Revenue and Customs approved SAYE schemes.

Financial year ended 28 August 2004

Following the 2003 Acquisition all share schemes were terminated and the related options vested.

Baroness Group Holdings Limited was incorporated on 4 September 2003 in Jersey, with an authorised share capital of £10,000 of which £10,000 was allotted and fully paid.

Share based payments

Baroness Employee Limited Partnership ("BELP")

In June 2004, senior management of the Group were invited by the Remuneration Committee to invest in the Group through the purchase of units in the BELP which in turn invested in the Baroness Group Limited Partnership. Management purchased their holding in the Baroness Group Limited Partnership at fair value and therefore no equity based costs arose in relation to these awards. The partnership is closed to new entrants. As at 28 August 2004, 40,375 ordinary units in Baroness Group Limited Partnership were held by the Baroness Employee Limited Partnership.

Financial year ended 3 September 2005

As a result of the 2005 Acquisition on 24 May 2005, the shareholders of Baroness Group Holdings Limited, a company registered in Jersey, received shares and loan notes in Debenhams Retail Holdings Limited in exchange for their shareholding in Baroness Group Holdings Limited.

The 10,000,000 called up, allotted and fully paid ordinary shares of Debenhams Retail Holdings Limited which do not carry voting rights, were issued on 24 May 2005 on acquisition of Baroness Group Holdings Limited. Shareholders are entitled to receive dividends in proportion to the nominal value of their holding of shares. In the event of a winding up, shareholders are entitled to receive the amount paid in respect of their nominal value together with any surplus so arising in proportion to the number of ordinary shares held. The holders of ordinary shares are not entitled to attend or speak at general meetings of members.

The 100,000 called up, allotted and fully paid governance shares of Debenhams Retail Holdings Limited, which carry voting rights, were issued on 24 May 2005 on acquisition of Baroness Group Holdings Limited. Shareholders are not entitled to receive dividends. In the event of a winding up, shareholders are entitled to receive the amount paid in respect of their nominal value together with any surplus so arising in proportion to the number of Governance shares held. The holders of Governance shares are entitled to attend and vote at general meetings of members.

The 3 subscriber shares, which do not carry voting rights, were issued on incorporation on 10 May 2005 at £1.00 per share. Following the issue of governance and ordinary shares the subscriber shareholders are no longer entitled to a dividend. In the event of a winding up, the subscriber shareholders are entitled to receive the amount paid in respect of the nominal value of their shareholding. The holders of subscriber shares are not entitled to attend or speak at a general meeting of members.

Share based payments

Following the 2003 Acquisition the Group operated two employee share option/ownership plans during the financial periods, both of which are described below.

i) Employee Option Plan

The Employee Option Plan was introduced on 2 September 2004 and options over units in the Baroness Group Limited Partnership were awarded to certain management of the Group.

On 16 May 2005, the Baroness Group Limited Partnership was dissolved and its members received 9.9999 shares in Baroness Group Holdings Limited for each ordinary unit held. On 24 May 2005, Debenhams Retail Holdings Limited acquired the entire share capital of Baroness Group Holdings Limited through a share for share exchange. The shareholders in Baroness Group Holdings Limited received shares and loan notes in Debenhams Retail Holdings Limited in exchange for their shareholding in Baroness Group Holdings Limited. The loan notes issued by Debenhams Retail Holdings Limited were issued to shareholders in direct proportion to their initial shareholding in Baroness Group Holdings Limited. The Debenhams Retail Employee Trust 2004 received 'A' loan notes of £12.8 million as a result of this exchange, which were immediately repaid.

Options are awarded at the discretion of the Group's remuneration committee and can be awarded to any employee within the Group at any point in time during each financial period. The contractual life of the options is 10 years.

The condition associated with the award of the options is that the recipients must be employed by the Group on flotation or sale. The options do not vest until either the flotation or sale of Debenhams Retail Holdings Limited therefore no charge has been recognised in this financial information in respect of these options.

A reconciliation of movements in the options issued by the Debenhams Retail Employee Trust 2004 over the financial periods to 4 March 2006 is shown below:

	36 weeks from 29 August 2004 to 24 May 2005	17 weeks from 24 May 2005 to 3 September 2005
	Number	*Number*
Outstanding at start of financial period	—	143,189
Granted	15,652	4,615
Forfeited	(1,332)	(4,850)
Outstanding at the end of the financial period (*)	14,320	142,954
Converted on 16 May 2005	143,189	N/A

* As stated above on 16 May 2005 one ordinary unit in Baroness Group Limited Partnership was exchanged for 9.9999 shares in Baroness Group Holdings Limited. Prior to the conversion, certain employees held options over fractions of ordinary units in Baroness Group Limited Partnership whereas following the exchange, options could only be held over a whole number of shares.

Baroness Employee Limited Partnership ("BELP")

In June 2004, senior management of the Group were invited by the Remuneration Committee to invest in the Group through the purchase of units in the BELP which in turn invested in the Baroness Group Limited Partnership. Management purchased their holding in the Baroness Group Limited Partnership at fair value. The partnership is closed to new entrants.

On 16 May 2005, the Baroness Group Limited Partnership was dissolved and its members received 9.999 shares in Baroness Group Holdings Limited for each ordinary unit held. These shares were subsequently exchanged for shares and loan notes issued by Debenhams Retail Holdings Limited. In the case of the BELP, a shares in Baroness Group Holdings Limited was exchanged for a share and a 'C' loan note in Debenhams Retail Holdings Limited, in total, 'C' loan notes of £22.3 million were issued to the BELP.

377,913 ordinary shares in Debenhams Retail Holdings Limited were held by Baroness Employee Limited Partnership as at 3 September 2005.

23. Reserves

	Share Premium Account	Capital Redemption Reserve	Merger reserve	Total
	£m	*£m*	*£m*	*£m*
At 1 September 2002	3.3	1.0	43.2	**47.5**
Purchase of own shares (note 22)	—	0.8	—	**0.8**
Issue of shares (note 22)	16.4	—	—	**16.4**
At 30 August 2003	19.7	1.8	43.2	**64.7**
Issue of shares	13.9	—	—	**13.9**
Elimination on 2003 Acquisition	(33.6)	(1.8)	(43.2)	**(78.6)**
Issue of shares on 2003 Acquisition	1.0	—	—	**1.0**
At 28 August 2004	1.0	—	—	**1.0**
Elimination on 2005 acquisition	(1.0)	—	—	**(1.0)**
Issue of shares on 2005 acquisition	—	—	1,200.9	**1,200.9**
At 3 September 2005	—	—	1,200.9	**1,200.9**

The elimination of the share premium, capital redemption and merger reserve totalling £78.6 million in 2004 represents the pre-acquisition reserves of Debenhams Group Holdings Limited (formerly Debenhams plc) at the date of the 2003 Acquisition.

Merger reserve

The merger reserve exists as a result of the 2005 Acquisition. The merger reserve represents the difference between both the nominal value of the share capital and loan notes issued by Debenhams Retail Holdings Limited and the fair value of Baroness Group at 24 May 2005, the date of the 2005 Acquisition (note 33).

24. Profit and loss account

	£m
At 1 September 2002	**590.8**
Purchase of own shares (note 22)	(20.5)
Purchase of Treasury shares by ESOP	(20.0)
Issue of shares	(9.5)
Shares issued from the ESOP on the exercise of options	2.8
Actuarial loss on pension scheme	(20.0)
Movement on deferred tax relating to the pension scheme	6.0
Retained profit	55.7
At 30 August 2003	**585.3**
Retained profit pre 2003 Acquisition (note 33)	33.3
Actuarial gain on pension scheme pre 2003 Acquisition	16.0
Shares issued from the ESOP on the exercise of options	38.7
Movement on deferred tax relating to the pension scheme pre 2003 Acquisition	(4.8)
Eliminated on 2003 Acquisition	(668.5)
Actuarial loss on pension scheme post 2003 Acquisition	(4.8)
Movement on deferred tax relating to the pension scheme post 2003 Acquisition	1.4
Retained loss post 2003 Acquisition (note 33)	(61.6)
At 28 August 2004	**(65.0)**
Retained profit pre 2005 Acquisition (note 33)	155.4
Actuarial loss on pension scheme pre 2005 Acquisition	(17.9)
Movement on deferred tax relating to the pension scheme pre 2005 Acquisition	5.3
Eliminated on 2005 Acquisition	(77.8)
Actuarial gain on pension scheme post 2005 Acquisition	26.4
Movement on deferred tax relating to the pension scheme post 2005 Acquisition	(7.8)
Proceeds from settlement of 'A' Loan Notes held by DRET	12.8
'C' Loan Notes held by BELP	22.3
Retained loss post 2005 Acquisition	(91.1)
At 3 September 2005	**(37.4)**

The elimination of the profit and loss account totalling £668.5 million in 2004 and £77.8 million in 2005 represents the pre-acquisition reserves of Debenhams Group Holdings Limited (formerly Debenhams plc) and Baroness Group Holdings Limited at the dates of the 2003 and 2005 Acquisitions.

During the year ended 30 August 2003 the Company purchased and subsequently cancelled 7.1 million ordinary shares of 10 pence each, representing 1.95 percent of the issued share capital at the beginning of the year, at a total cost of £20.4 million, which has been charged to distributable reserves. These purchases were made at prices ranging from 256 pence per share to 318 pence per share, the weighted average price of all purchases being 288 pence.

Treasury shares

In the financial year ended 30 August 2003, a hedging strategy existed in conjunction with the trustee of the Employee Share Ownership Plan ("ESOP") for the provision of shares required on the exercise of options under Debenhams Group Holdings Limited (formerly Debenhams plc) various employee share schemes. In this combined and consolidated financial information the assets held within the ESOP are included in the Group's balance sheet. A Qualifying Share Ownership Trust ("QUEST") facilitated the administration of the Sharesave scheme. As at 30 August 2003 the ESOP and QUEST held 13.1 million shares in Debenhams Group Holdings Limited (formerly Debenhams plc) with a nominal value of £1,305,599, all of which have been allocated to share schemes. The market value of these shares at 30 August 2003 was £56.5 million. During the financial year ended 30 August 2003, the ESOP purchased 6.8 million shares with a nominal value of £680,000 for £20.0 million, and 1.2 million shares with a nominal value of £120,000 were issued for £2.8 million.

During the financial year ended 3 September 2005, employee share ownership plans were established (see note 22). As at 3 September 2005 the nominal value of the shares held by the Group in respect of these schemes was £594.84. On 24 May 2005 the ordinary units in Baroness Group Limited Partnership held by Debenhams Retail Employee Trust 2004 ("DRET") were converted into 216,928 shares in Debenhams Retail Holdings

Limited and £12.8 million 'A' Loan Notes and the ordinary units in Baroness Group Limited Partnership held by Baroness Employee Limited Partnership ("BELP") were converted into 377,913 shares in Debenhams Retail Holdings Limited and £22.3 million 'C' Loan Notes. The 'A' Loan Notes were subsequently repaid resulting in a cash balance of £12.8 million being held by the DRET.

25. Reconciliation of movements in shareholders' funds

	30 August 2003	28 August 2004	3 September 2005
	£m	*£m*	*£m*
Profit/(loss) for the financial year	**104.2**	**(28.3)**	**64.3**
Dividends (note 11)	(48.5)	—	—
Retained profit/(loss) for the financial year	**55.7**	**(28.3)**	**64.3**
Actuarial (loss)/gain on pension scheme (note 28)	(20.0)	11.2	8.5
Movement on deferred tax relating to pension scheme	6.0	(3.4)	(2.5)
Purchase of own shares	(20.4)	—	—
Purchase of Treasury shares by ESOP	(20.0)	—	—
Proceeds from settlement of 'A' loan notes held in ESOP	—	—	12.8
'C' Loan Notes held by DRET	—		22.3
Elimination on acquisition	—	(784.3)	(78.8)
Shares transferred by ESOP on the exercise of options	2.8	38.7	—
Issue of share capital	7.3	15.5	1,200.9
Net increase/(decrease) in shareholders' funds	**11.4**	**(750.6)**	**1,227.5**
Opening shareholders' funds/(deficit)	675.2	686.6	(64.0)
Closing shareholders' funds/(deficit)	**686.6**	**(64.0)**	**1,163.5**

26. Financial risk management

Financial Risks and Treasury Management

During the financial year presented the Group had an established treasury policy and had approved procedures and authority levels within which the treasury function must operate. The Group's policy during the periods was to manage risks within an agreed framework whilst not taking speculative positions. The financial risks faced by the Group during the periods included funding and liquidity, foreign currency risk and interest rate risk.

The policies and strategies for managing these risks which have been used by the Group since the 2003 Acquisition are summarised as follows:

Funding and Liquidity

The Group finances its operations by a combination of debt finance, leases, and retained profits. The objective is to ensure that there is sufficient cash or working capital facilities to meet the cash flow requirements of the Group's business plan. Cash surpluses are placed on deposit for no longer than 3 months only with financial counterparties with a short term credit rating of A1/P1 or better.

Foreign Currency Risk Management

A substantial proportion of the Group's imports are paid for in US dollars. The impact of currency movements is managed through the use of forward contracts or currency options with a settlement period of twelve months or less. Up to 80 per cent of the first six months forecast purchases and up to 70 per cent of the second six months are hedged.

The Group does not hedge either economic exposure or the translation exposure arising from the profits, assets and liabilities of non sterling business whilst they remain immaterial.

Interest Rate Risk Management

Given that since 4 December 2003, the Group has been private equity owned and debt financed, the objective has been to manage the interest cost of the Group within the constraints of the Group's business plan and its financial covenants. During the financial years presented, the Group's exposure to floating rate interest was within financial covenants and plan expectation. The aim of the Group's policy has been to reduce exposure to the effect of

interest rate movements and to take advantage of low interest rates by hedging an appropriate amount of interest rate exposure whilst maintaining the flexibility to minimise early termination costs.

The impact of movements in interest rates has been managed through the use of fixed and floating rate debt and interest rate swaps. Interest rate swaps are usually matched with specific loans for a period of time up to their maturity or call date.

The Group's exposure is based on the debt structure. The interest rate profile during the periods presented is detailed below.

Other than the currency risk disclosures, short term debtors and creditors have been excluded from the following analysis.

Interest rate risk

Financial year ended 30 August 2003

The maturity and interest rate profiles of financial assets and liabilities after taking account of the interest rate swaps, used to manage the interest profile were as follows:

	30 August 2003			
	Fixed	**Floating**	**Non-interest bearing**	**Total**
	£m	***£m***	***£m***	***£m***
Sterling borrowings:				
— due within one year	20.0	66.6	—	**86.6**
— due after one year but no more than two years	—	—	—	**—**
— due after more than two years but no more than five years	—	—	—	**—**
— due after more than five years	25.0	34.4	—	**59.4**
Financial liabilities	45.0	101.0	—	**146.0**
Sterling:				
— Cash at bank and in hand	—	13.4	4.8	**18.2**
— Other debtors	—	—	0.4	**0.4**
Financial assets	—	13.4	5.2	**18.6**

The weighted average interest rate on the fixed rate borrowings as at 30 August 2003 was 4.9 per cent, with the weighted average time for which rates were fixed being 3.9 years. Floating rate borrowings were interest bearing at interest rates based on LIBOR, fixed for periods of up to 12 months. Sterling cash deposits were interest bearing at rates based on base rates. Non-interest bearing cash refers to cash in stores and a payment to HM Revenue and Customs. The interest free debtors were payable over the next three years.

Financial year ended 28 August 2004

The maturity and interest rate profiles of financial assets and liabilities after taking account of interest rate and currency swaps used to manage the interest profile were as follows:

	28 August 2004			
	Fixed	Floating	Non-interest bearing	Total
	£m	£m	£m	£m
Sterling borrowings:				
— due within one year	25.0	18.1	—	**43.1**
— due after one year but no more than two years	31.4	11.8	—	**43.2**
— due after more than two years but no more than five years	152.7	58.9	—	**211.6**
— due after more than five years	1,338.5	150.0	—	**1,488.5**
Euro borrowings:				
— due after more than five years	115.7	—	—	**115.7**
Financial liabilities	1,663.3	238.8	—	**1,902.1**
Sterling:				
— Cash at bank and in hand	141.4	14.7	1.7	**157.8**
— Other debtors	—	—	0.2	**0.2**
Euro:				
— Cash at bank and in hand	—	1.5	—	**1.5**
Financial assets	141.4	16.2	1.9	**159.5**

The weighted average interest rate on the fixed rate borrowings as at 28 August 2004 was 9.3 per cent for sterling borrowings and 9.5 per cent for Euro borrowings, with the weighted average time for which rates are fixed being 6.7 years for sterling borrowings and 8.0 years for Euro borrowings. Floating rate borrowings were interest bearing at interest rates based on LIBOR. Sterling and Euro cash deposits were interest bearing at rates based on base rates. Non-interest bearing cash refers to cash in stores. The interest free debtors were receivable over 2 years.

Financial year ended 3 September 2005

The maturity and interest rate profiles of financial assets and liabilities after taking account of interest rate and currency swaps used to manage interest and currency profile were as follows:

	3 September 2005			
	Fixed	Floating	Non-interest bearing	Total
	£m	£m	£m	£m
Sterling borrowings:				
— due within one year	53.3	27.1	—	**80.4**
— due after one year but no more than two years	23.4	6.8	—	**30.2**
— due after more than two years but no more than five years	153.8	45.6	—	**199.4**
— due after more than five years	1,267.6	374.1	—	**1,641.7**
Financial liabilities	1,498.1	453.6	—	**1,951.7**
Sterling:				
— Cash at bank and in hand	40.4	19.7	2.0	**62.1**
— Restricted cash	13.3	—	—	**13.3**
Euro:				
— Cash at bank and in hand	—	1.1	0.1	**1.2**
Financial assets	53.7	20.8	2.1	**76.6**

The weighted average interest rate on the fixed rate borrowings as at 3 September 2005 was 7.9 per cent including the cost of the guarantee for the Loan Notes, with the weighted average time for which rates were fixed being 3.5 years. Floating rate borrowings were interest bearing at interest rates based on LIBOR. Sterling and Euro cash deposits were interest bearing at rates based on base rates. Non-interest bearing cash refers to cash in stores.

In all of the periods presented, borrowings have been classified as fixed if there were derivative financial instruments hedging the floating rate interest for more than one year.

Borrowing facilities

Financial year ended 30 August 2003

At 30 August 2003 the Group had a £250 million multi-currency revolving credit facility in respect of which all conditions precedent had been met. At this date £50 million had been drawn leaving undrawn committed borrowing facilities of £200 million. This facility had an expiry date in December 2006. The Group also had a number of undrawn uncommitted facilities available to it. At 30 August 2003 these amounted to £55 million.

Financial year ended 28 August 2004

At 28 August 2004 the Group had an undrawn £125 million multi-currency revolving credit facility in respect of which all conditions precedent had been met.

Financial year ended 3 September 2005

Under the Senior Term Loan agreement a £150 million multi currency revolving credit facility exists. The facility expires on 31 May 2012. As at 3 September 2005 £141.6 million remains undrawn under this facility.

The maturity profile of the Group's finance leases as at 30 August 2003, 28 August 2004 and 3 September 2005 is shown in note 20.

Fair values of financial assets and liabilities

The notional principal amounts and fair values of financial instruments used by the Group in interest risk management as at 30 August 2003, 28 August 2004 and 3 September 2005 were as follows:

	30 August 2003		
	Notional principal amount	Book Value	Fair Value
	£m	£m	£m
Primary financial instruments			
Borrowings:			
— due within one year		(86.6)	(86.6)
— due after one year but in no more than two years		—	—
— due after more than two years but in no more than five years		—	—
— due after more than five years		(59.4)	(59.4)
Cash at bank and in hand		18.2	18.2
Other debtors		0.4	0.4
Derivative financial instruments held to manage interest rate and currency risk			
Interest rate swaps	25.0	—	(2.7)
Forward rate agreements	20.0	—	—
Forward foreign currency contracts	136.5	—	(3.1)
Currency swaps	4.2	—	—
Net financial liabilities		(127.4)	(133.2)

	28 August 2004		
	Notional principal amount	Book Value	Fair Value
	£m	£m	£m
Primary financial instruments			
Borrowings:			
— due within one year		(43.1)	(43.1)
— due after one year but in no more than two years		(43.2)	(43.2)
— due after more than two years but in no more than five years		(211.6)	(211.6)
— due after more than five years		(1,604.2)	(1,622.3)
Cash at bank and in hand		159.3	159.3
Other debtors		0.2	0.2
Derivative financial instruments held to manage interest rate and currency risk			
Interest rate swaps	939.0	0.6	3.8
Forward foreign currency contracts	50.5	(0.5)	(5.2)
Net financial liabilities		(1,742.5)	(1,762.1)

	3 September 2005		
	Notional principal amount	Book Value	Fair Value
	£m	£m	£m
Primary financial instruments			
Borrowings:			
— due within one year		(80.4)	(80.4)
— due after one year but in no more than two years		(30.2)	(30.2)
— due after more than two years but in no more than five years		(199.4)	(199.4)
— due after more than five years		(1,641.7)	(1,643.3)
Cash at bank and in hand		76.6	76.6
Derivative financial instruments held to manage interest rate and currency risk			
Interest rate swaps	995.6	(9.6)	(21.3)
Interest rate cap	500.0	—	0.8
Forward foreign currency contracts	84.5	2.0	(0.1)
Net financial liabilities		**(1,882.7)**	**(1,897.3)**

As at 30 August 2003, quoted market prices have been used to estimate the fair value of the Group's currency hedging instruments.

As at 28 August 2004, quoted market prices have been used to estimate the fair value of listed debt. Fair values of derivative financial instruments have been calculated at the net present value of future cash flows based on market rates and the fair value of the quoted deep discounted bonds is quoted at the accrued discounted book value.

As at 3 September 2005, the fair values of derivative financial instruments have been calculated at the net present value of future cash flows based on market rates.

Currency and exchange risk management

The Group's functional currency is sterling.

During the financial periods presented the principal differences on exchange related to foreign currency expenditure made by the Group and foreign currency borrowings. The Group used foreign currency forward contracts, options and swaps to hedge this exposure. After taking account of these derivative instruments the Group had the following monetary liabilities and assets:

	30 August 2003	28 August 2004	3 September 2005
	£m	£m	£m
Net monetary liabilities denominated in US dollars	(1.6)	(4.6)	(19.8)
Net monetary (liabilities)/assets denominated in Euros	(0.9)	(115.7)	0.4

Hedges

Unrecognised gains and losses on instruments used for hedging, and the movements during the financial years, were as follows:

	30 August 2003		
	Gains	Losses	Total net gains/(losses)
	£m	£m	£m
Unrecognised gains and losses on hedges at 1 September 2002	—	(15.3)	(15.3)
Gains and losses arising in previous years that were recognised during the year	—	11.2	11.2
Gains and losses arising in previous years not recognised during the year	—	(4.1)	(4.1)
Gains and losses arising during the year not recognised during the year	0.9	(2.6)	(1.7)
Unrecognised gains and losses on hedges at 30 August 2003	**0.9**	**(6.7)**	**(5.8)**
Of which:			
Gains and losses expected to be recognised within one year	0.3	(4.4)	(4.1)
Gains and losses expected to be recognised after more than one year	0.6	(2.3)	(1.7)
	0.9	**(6.7)**	**(5.8)**

	28 August 2004		
	Gains	Losses	Total net gains/(losses)
	£m	£m	£m
Unrecognised gains and losses on hedges at 31 August 2003	0.9	(6.7)	(5.8)
Gains and losses arising in previous years that were recognised during the year	(0.9)	6.7	5.8
Gains and losses arising in previous years not recognised during the year	—	—	—
Gains and losses arising during the year not recognised during the year	5.3	(6.2)	(0.9)
Unrecognised gains and losses on hedges at 28 August 2004	**5.3**	**(6.2)**	**(0.9)**
Of which:			
Gains and losses expected to be recognised within one year	0.2	(4.9)	(4.7)
Gains and losses expected to be recognised after more than one year	5.1	(1.3)	3.8
	5.3	(6.2)	(0.9)

	3 September 2005		
	Gains	Losses	Total net losses
	£m	£m	£m
Unrecognised gains and losses on hedges at 29 August 2004	5.3	(6.2)	(0.9)
Gains and losses arising in previous years that were recognised during the year	(5.3)	6.2	0.9
Gains and losses arising in previous years not recognised during the year	—	—	—
Gains and losses arising during the year not recognised during the year	0.9	(13.1)	(12.2)
Unrecognised gains and losses on hedges at 3 September 2005	**0.9**	**(13.1)**	**(12.2)**
Of which:			
Gains and losses expected to be recognised within one year	0.1	(2.1)	(2.0)
Gains and losses expected to be recognised after more than one year	0.8	(11.0)	(10.2)
	0.9	**(13.1)**	**(12.2)**

As at each of 30 August 2003, 28 August 2004 and 3 September 2005, all the unrecognised losses on the hedging instruments detailed above were expected to be fully matched by gains on the hedged transactions.

At both the 2003 Acquisition and 2005 Acquisition all unrecognised gains and losses were recognised as part of the fair value exercise performed at each acquisition.

27. Commitments and contingent liabilities

Annual commitments under operating leases:

	30 August 2003	28 August 2004	3 September 2005
	£m	*£m*	*£m*
Land and buildings:			
Expiring within one year	0.3	—	1.5
Expiring between two and five years	3.4	3.9	6.4
Expiring in five years or more	51.6	60.9	99.3
	55.3	**64.8**	**107.2**
Other:			
Expiring within one year	1.0	0.1	0.1
Expiring between two and five years	2.8	1.4	1.6
Expiring in five years or more	0.3	—	—
	4.1	**1.5**	**1.7**

Financial year ended 30 August 2003

As at 30 August 2003, capital commitments contracted but not provided for by the Group amounted to £5.3 million.

As at 30 August 2003, Debenhams Group Holdings Limited (formerly Debenhams plc) was committed to pay inducement fees under a number of different scenarios. It had been agreed with Permira that a fee of £8.5 million would be paid if, prior to the withdrawal or lapse of Permira's offer, a higher competing offer for Debenhams Group Holdings Limited (formerly Debenhams plc) was announced and such an offer subsequently become unconditional. It had also been agreed with CVC/TPG that in the event of a third party announcing a competing offer which was subsequently declared unconditional Debenhams Group Holdings Limited (formerly Debenhams plc) would pay CVC/TPG a fee of up to £8.5 million. On 26 September 2003, Debenhams Group Holdings Limited (formerly Debenhams plc) modified the inducement fee arrangement with CVC/TPG such that Debenhams Group Holdings Limited (formerly Debenhams plc) would pay up to £8.5 million in the case of the withdrawal or lapse of any CVC/TPG offer.

At 30 August 2003, Debenhams Group Holdings Limited (formerly Debenhams plc) also had additional professional fees of £4.3 million which would become payable contingent upon the Permira offer of 425 pence per share becoming unconditional. These fees to professional advisors were also contingent upon a final successful offer price. It was estimated that for every 1 pence increase in the offer price the fees would rise by approximately £60,000. Based on the offer price of 455 pence per share by CVC/TPG which was announced on 12 September 2003, the Company had contingent fees of £6.1 million as at 30 August 2003. The fees payable by the Group in connection with the 2003 Acquisition are disclosed in note 6.

Financial year ended 28 August 2004

As at 28 August 2004, capital commitments contracted but not provided for by the Group amounted to £5.4 million.

Financial year ended 3 September 2005

As at 3 September 2005, capital commitments contracted but not provided for by the Group amounted to £0.3 million.

As at 3 September 2005, options had been awarded to key management under the Employee Option Plan. These options will vest on floatation or sale of Debenhams Retail Holdings Limited. The conditions associated with the awards are that recipients must be employed by the Group on flotation or sale.

28. Pension commitments

During the period under review those Debenhams employees who were eligible on the basis of age, contractual hours and length of service were entitled to be members of the Group's UK pension schemes. These schemes are of the funded, defined benefit type, the assets of which are held in separate trustee administered funds.

In this financial information, the Group's pension schemes have been accounted for using the valuations of the Debenhams Retirement Scheme and the Debenhams Executive Employment Plan as at 31 March 2002.

As at 31 March 2002, the market value of the schemes' assets was £340.9 million, the actuarial value of which represented approximately 116 per cent of the benefits that had accrued to members at that date, after allowing for future increases in earnings. Following the 2002 valuation, contributions to these schemes were increased due primarily to lower than expected investment returns since the previous valuation and improvements in life expectancy. There was also a corresponding increase in the Group's pension cost.

Following the 2005 Acquisition, it was agreed that £47.4 million of additional contribution would be paid to the Debenhams defined benefit pension schemes. An initial payment of £29.4 million was made on 26 May 2005, the date of initial draw down of the Senior Term Loan. This will be followed by three payments of £5.0 million, £6.0 million and £7.0 million respectively on the following three anniversaries of the initial draw down date.

The information required by FRS 17 has been based on the actuarial valuation of the schemes as at 31 March 2002 and was updated at each financial year end by Watson Wyatt, the scheme actuaries. The following assumptions applied at each financial year end:

	31 August 2002 Per annum	30 August 2003 Per annum	28 August 2004 Per annum	3 September 2005 Per annum
	%	%	%	%
Price inflation	2.50	2.50	2.75	2.60
General salary and wage inflation	4.00	4.00	4.25	3.60
Pension increase rate	2.50	2.50	2.75	2.60
Discount rate	5.60	5.40	5.75	5.00

In accordance with FRS 17, the assets in the scheme and the expected rates of return were:

	At 31 August 2002		30 August 2003		28 August 2004		3 September 2005	
	Long term rate of return expected per annum	Value	Long term rate of return expected per annum	Value	Long term rate of return expected per annum	Value	Long term rate of return expected per annum	Value
	%	£m	%	£m	%	£m	%	£m
Assets:								
Equities	8.50	181.4	8.50	197.0	8.40	217.8	8.00	287.0
Bonds	4.80	108.7	4.80	117.7	4.90	123.8	4.30	149.3
Cash and other assets	4.00	10.1	4.00	6.8	3.75	12.2	3.60	17.3
Total market value of assets		**300.2**		**321.5**		**353.8**		**453.6**
Present value of scheme liabilities		(336.0)		(380.7)		(401.2)		(463.0)
Deficit in scheme		**(35.8)**		**(59.2)**		**(47.4)**		**(9.4)**
Related deferred tax assets		10.7		17.7		14.2		9.5
Net pension (liability)/asset		**(25.1)**		**(41.5)**		**(33.2)**		**0.1**

Deferred tax has been provided for on the pension deficit and on the special contribution paid during the year ended 3 September 2005. The tax arising on the special contribution during the financial year ended 3 September 2005 has been spread over a number of years causing an increasing in the relevant deferred tax asset at 3 September 2005.

Analysis of the amount charged to operating profit

	30 August 2003	28 August 2004	3 September 2005
	£m	*£m*	*£m*
Current service cost	15.7	17.2	14.9
Past service cost	0.3	0.6	0.4
Total operating charge	**16.0**	**17.8**	**15.3**
Analysis of the amount credited to other finance income			
Expected return on pension scheme assets	21.0	22.7	25.5
Interest on pension scheme liabilities	(18.5)	(20.2)	(22.7)
Total other finance income	**2.5**	**2.5**	**2.8**

Analysis of the amount recognised in statement of total recognised gains and losses (STRGL)

	30 August 2003	28 August 2004	3 September 2005
	£m	*£m*	*£m*
Actual return less expected return on pension scheme assets	(1.6)	3.1	45.2
Experience gains and losses arising on scheme liabilities	(4.4)	(1.9)	(2.0)
Changes in assumption underlying the present value of the scheme liabilities	(14.0)	10.0	(34.7)
Actuarial (loss)/gain recognised in STRGL	**(20.0)**	**11.2**	**8.5**

Movement in deficit during the financial year

	30 August 2003	28 August 2004	3 September 2005
	£m	*£m*	*£m*
Deficit in the scheme at the start of the year	(35.8)	(59.2)	(47.4)
Movement in the year:			
Current service costs	(15.7)	(17.2)	(14.9)
Contributions	10.1	15.9	42.0
Past service costs	(0.3)	(0.6)	(0.4)
Other finance income	2.5	2.5	2.8
Actuarial (loss)/gain	(20.0)	11.2	8.5
Deficit in the scheme at the end of the year	**(59.2)**	**(47.4)**	**(9.4)**

History of experience gains and losses

	31 August 2002	30 August 2003	28 August 2004	3 September 2005
Difference between the expected and actual return on scheme assets:	£(57.6)m	£(1.6)m	£3.1m	£45.2m
Percentage of scheme assets	(19.2)%	(0.5)%	0.9%	10.0%
Experience gains/(losses) on scheme liabilities:	£5.9m	£(4.4)m	£(1.9)m	£(2.0)m
Percentage of the present value of scheme liabilities	1.8%	(1.2)%	(0.5)%	(0.4)%
Total actuarial (loss)/gain recognised in statement of total recognised gains and losses:	£(85.4)m	£(20.0)m	£11.2m	£8.5m
Percentage of the present value of scheme liabilities	(25.4)%	(5.3)%	2.7%	1.8%

Debenhams Stakeholder Pension Scheme

The stakeholder pension scheme was established in April 2005. The contributions made to the scheme during the year ended 3 September 2005 were £0.1 million.

29. Reconciliation of operating profit to net cash flow from operations

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	*£m*	*£m*
Operating profit	**149.1**	**108.4**	**183.2**
Depreciation charge	82.9	91.3	89.1
Goodwill amortisation	0.2	31.8	64.5
(Profit)/loss on disposal of fixed assets	(1.6)	0.9	3.0
Difference between pension charge and contributions made	5.9	1.9	(26.7)
Decrease/(increase) in stocks	5.3	30.8	(29.8)
Increase in debtors	(1.6)	(3.5)	(7.2)
Increase in creditors and provisions	23.3	28.4	105.8
Net cash inflow from operating activities	**263.5**	**290.0**	**381.9**

Exceptional cash outflows from operating activities and from returns on investment and servicing of finance were as follows:

	52 weeks 30 August 2003	52 weeks 28 August 2004	53 weeks 3 September 2005
	£m	*£m*	*£m*
Cash flows included within 'Net cash inflow from operating activities'			
Acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc)	—	35.9	—
Group reorganisation	—	20.7	—
Additional pension contribution on refinancing	—	—	29.4
Red Letter Day payment (note 6)	—	—	2.6
Other exceptional cash outflows	—	4.7	0.7
Cash flows included within 'Returns on investment and servicing of finance'			
Finance costs relating to the 2003 refinancing	—	66.9	
Finance costs relating to the 2005 refinancing	—	—	39.1
Payment of 'make whole premium' on early redemption of High Yield Bond	—	—	70.6

Financial year ended 28 August 2004

Acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc)

The Group paid exceptional expenses associated with the acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc), totalling £35.9 million. As a consequence of the failed bid for the acquisition of the Group, professional fees of £23.9 million and inducement fees to Permira of £8.5 million were incurred. In addition, termination costs on a number of directors' contracts of £2.1 million and the National Insurance and stamp duty costs on exercisable share options of £1.4 million were also incurred.

Group reorganisation

As part of the Group's reorganisation following the 2003 Acquisition, the Group paid £11.5 million of redundancy costs and £9.2 million of costs associated with the closure of media outlets and the Mea cosmetics brand.

2003 Refinancing

Exceptional refinancing costs of £66.9 million comprised £33.3 million issue costs on the draw down of the Senior Facility, High Yield Bonds and Mortgage Facility (see note 19), £26.1 million of directly attributable bridge finance set-up costs, £6.5 million payment for interest rate swaps not taken up and £1.0 million of Senior Facility commitment fees.

Other

Other exceptional payments of £4.7 million mainly comprised professional fees relating to the reorganisation of the Group's properties and its personnel restructuring.

Additional pension contribution

On refinancing it was agreed that £47.4 million of additional contributions would be paid to the Debenhams defined benefit pension schemes ("DDBPS"). A payment of £29.4 million was made to the DDBPS on 26 May 2005 (the date of the initial draw-down), to be followed by three payments of £5.0 million, £6.0 million and £7.0 million respectively on the following three anniversaries of the initial draw down date.

2005 Refinancing

Debt issue costs capitalised in respect of the 2005 refinancing amounted to £39.1 million. See note 19.

The repayment of the High Yield Bond in June 2005 included a 'make whole premium' of £70.6 million, which arose due to the early repayment of the bonds (see note 6).

Red Letter Day

A payment of £2.6 million was paid to Red Letter Day ("RLD") following the acquisition of the assets of this supplier by a new management team after it went into administration (see note 6).

Other

The Group paid legal and professional costs totalling £0.7 million in relation to the 2005 refinancing (see note 6), the remaining £1.1 million of exceptional costs include in note 6 were accrued at 3 September 2005 and paid after the year end.

30. Analysis of net debt

Financial year ended 30 August 2003

	At 1 September 2002	Cash flow	Non cash movements	Exchange movement	At 30 August 2003
	£m	*£m*	*£m*	*£m*	*£m*
Analysis of net debt					
Cash	**29.4**	(11.2)	—	—	**18.2**
Bank overdrafts	**(97.0)**	10.4	—	—	**(86.6)**
	(67.6)	(0.8)	—	—	**(68.4)**
Debt due within one year	—	—	—	—	—
Debt due after one year	—	—	—	—	—
Finance lease obligations	**(59.4)**	—	—	—	**(59.4)**
	(127.0)	(0.8)	—	—	**(127.8)**

Financial year ended 28 August 2004

	At 30 August 2003	Cash flow	Non cash movements	Exchange movement	At 28 August 2004
	£m	*£m*	*£m*	*£m*	*£m*
Analysis of net debt					
Cash	**18.2**	141.1	—	—	**159.3**
Bank overdrafts	**(86.6)**	75.3	—	—	**(11.3)**
	(68.4)	216.4	—	—	**148.0**
Debt due within one year	—	(31.7)	—	—	**(31.7)**
Debt due after one year	—	(1,763.9)	(3.5)	(0.3)	**(1,767.7)**
Finance lease obligations due within one year	—	—	(0.1)	—	**(0.1)**
Finance lease obligations due after one year	**(59.4)**	—	(2.1)	—	**(61.5)**
	(127.8)	(1,579.2)	(5.7)	(0.3)	**(1,713.0)**

Financial year ended 3 September 2005

	At 29 August 2004	Cash flow	Non cash movements	Exchange movement	At 3 September 2005
	£m	£m	£m	£m	£m
Analysis of net debt					
Cash	**159.3**	(82.7)	—	—	**76.6**
Bank overdrafts	**(11.3)**	(0.8)	—	—	**(12.1)**
	148.0	(83.5)	—	—	**64.5**
Debt due within one year	**(31.7)**	(392.7)	363.5	—	**(60.9)**
Debt due after one year	**(1,767.7)**	21.8	(30.7)	(2.6)	**(1,779.2)**
Finance lease obligations due within one year	**(0.1)**	—	(1.9)	—	**(2.0)**
Finance lease obligations due after one year	**(61.5)**	—	1.6	—	**(59.9)**
	(1,713.0)	(454.4)	332.5	(2.6)	**(1,837.5)**

As at 3 September 2005 Cash includes restricted cash of £13.3 million held by DRET in relation to the repayment of the 'A' Loan Notes and the accrued interest thereon (see note 24).

In the financial year ended 3 September 2005 the main component of non-cash movements related to the transfer of the Mortgage Facility to The British Land Company Plc. In connection with the deemed disposal of BF Properties (No. 4) Limited and its subsidiaries the obligation to repay the Mortgage Facility was transferred (see note 33).

Other non-cash changes in the financial years ended 28 August 2004 and 3 September 2005 comprised amortisation of issue costs relating to the Group's debt and increased finance lease obligations.

31. Ultimate parent undertaking

Financial year 30 August 2003

As at 30 August 2003, Debenhams Group Holdings Limited (formerly Debenhams plc) was listed on the London Stock Exchange.

Financial year 28 August 2004

As at 28 August 2004, the controlling party and ultimate controlling party of Baroness Group Holdings Limited was Baroness Group Limited, a company incorporated in Jersey, as the general partner of Baroness Group Limited Partnership, a limited partnership formed under the Limited Partnerships (Jersey) Law 1994. The limited partners of Baroness Group Limited Partnership were principally funds managed or advised by CVC, TPG and MLGPE.

Financial year ended 3 September 2005

On 16 May 2005, the Baroness Group Limited Partnership was dissolved and its members received 9.9999 shares in Baroness Group Holdings Limited for each ordinary unit held. As part of the 2005 Acquisition the shareholders of Baroness Group Holdings Limited received shares and Loan Notes in Debenhams Retail Holdings Limited in exchange for their shareholding in Baroness Group Holdings Limited. As at 3 September 2005 the Group is controlled by funds managed or advised by CVC, TPG and MLGPE.

32. Related party transactions

As permitted by FRS 8 'Related Party Transactions' no separate disclosure has been made of transactions and balances between companies in the Group that have been eliminated in the preparation of this financial information. All other transactions and balances with related parties of the Group have been detailed below. Information in respect of key management is given in note 9.

Financial year ended 28 August 2004

The acquisition of the Debenhams Group Holdings Limited (formerly Debenhams plc) was financed in part, from the proceeds of the issuance of subordinated deep discounted bonds (due 2014) by Baroness Holdings (UK) Limited, with a subscription price of £606.6 million (the "Deep Discounted Bonds"). The Deep Discounted Bonds were issued to Baroness Group Limited Partnership and the proceeds were invested by way of inter-company loans, equity contributions and purchases of permanent interest bearing securities through intermediate parent companies to Baroness Retail Limited.

The controlling and related parties held Deep Discounted Bonds. The payments during the year ended 28 August 2004 and the amounts owed to these related parties at 28 August 2004 were as follows:

	52 weeks 28 August 2004	
	DDB Repayments in the period	**Amount owed at 28 August 2004**
	£m	*£m*
CVC[1]	50.3	177.9
TPG	58.8	208.2
MLGPE	32.1	113.6
C Woodhouse	0.4	1.7
R Templeman	0.5	2.1
J Lovering	0.3	1.3

(1) Includes amounts paid to the CVC Shareholder Group and third party investment vehicles controlled by Standard Life (being European Strategic Partners LP, European Strategic Partners Scottish B LP, European Strategic Partners Scottish C LP, ESP Co-Investment LP, European Strategic Partners 1-LP and ESP II Conduit LP) and TCW (being TCW/Crescent Mezzanine Partners III LP, TCW/Crescent Mezzanine Trust LP and TCW/Crescent Mezzanine Partners III Netherlands LP), to which the CVC Shareholder Group syndicated a portion of its original investment.

Pursuant to the Amended and Restated Investor Fees Letter between Baroness Retail Limited and entities affiliated with CVC, TPG and MLGPE, Baroness Retail Limited paid these parties an aggregate advisory fee of £3.3 million and an aggregate arrangement fee of £14.7 million in connection with services rendered as part of the 2003 Acquisition and related debt financing. Baroness Retail Limited also agreed to pay an aggregate monitoring fee of £1.0 million at the end of each financial year to entities affiliated with CVC, TPG and MLGPE. Under the terms of the agreement, to the extent the monitoring fee cannot be paid each year due to restrictions in the financing agreements of Baroness Retail Limited, such amounts are deferred until the period in which they can be paid. In the year ended 28 August 2004 a fee of £0.7 million was charged under this arrangement.

Charges under this arrangement and the amount owed at 28 August 2004 were as follows:

	52 weeks 28 August 2004	
	Charge for the period	**Due at period end**
	£m	*£m*
CVC	0.3	0.3
TPG	0.3	0.3
MLGPE	0.1	0.1

Financial year ended 3 September 2005

The directors of Debenhams Retail Holdings Limited are officers of the controlling parties. None of the directors are remunerated by Debenhams Retail Holdings Limited or any of its subsidiary undertakings.

During the Group reorganisation that took place in May 2005 the shareholders of Baroness Group Holdings Limited received shares and loan notes in Debenhams Retail Holdings Limited in exchange for their shareholding in Baroness Group Holdings Limited. The shares and loan notes received were in direct proportion to each party's shareholding in Baroness Group Holdings Limited. Funds managed by CVC, TPG and MLGPE received loan notes to the value of £178.8 million, £210.3 million and £114.8 million respectively on reorganisation. On 26 May 2005 the DRHL Group refinanced its debt structure and the loan notes to the controlling parties were repaid in full. Interest at a fixed rate of 4.8 per cent per annum was charged on the loan notes. On repayment of the loan notes interest of £47,000, £55,000 and £30,000 was paid to funds managed by CVC, TPG and MLGPE respectively. The figures attributable to CVC, above, include warrants paid to the CVC Shareholder Group and third party investment vehicles controlled by Standard Life (being European Strategic Partners LP, European Strategic Partners Scottish B LP, European Strategic Partners Scottish C LP, ESP Co-Investment LP, European Strategic Partners 1-LP and ESP II Conduit LP) and TCW (being TCW/Crescent Mezzanine Partners III LP, TCW/Crescent Mezzanine Trust LP and TCW/Crescent Mezzanine Partners III Netherlands LP), to which the CVC Shareholder Group syndicated a portion of its original investment.

The controlling and related parties held Deep Discounted Bonds which were repaid in full on 26 May 2005. The payments during the year ended 3 September 2005 and the amounts owed to these related parties at 3 September 2005 were as follows:

	52 weeks 3 September 2005	
	DDB Repayments in the period	Amount owed at 3 September 2005
	£m	£m
CVC[1]	192.7	—
TPG	225.5	—
MLGPE	123.1	—
C Woodhouse	1.8	—
R Templeman	2.2	—
J Lovering	1.4	—

(1) Includes warrants paid to the CVC Shareholder Group and third party investment vehicles controlled by Standard Life (being European Strategic Partners LP, European Strategic Partners Scottish B LP, European Strategic Partners Scottish C LP, ESP Co-Investment LP, European Strategic Partners 1-LP and ESP II Conduit LP) and TCW (being TCW/Crescent Mezzanine Partners III LP, TCW/Crescent Mezzanine Trust LP and TCW/Crescent Mezzanine Partners III Netherlands LP), to which the CVC Shareholder Group syndicated a portion of its original investment.

In the financial year ended 3 September 2005, a charge of £1.0 million was incurred under the arrangement for monitoring fees described above.

Charges under this arrangement and the amount owed at 3 September 2005 were as follows:

	53 weeks 3 September 2005	
	Charge for the period	Due at period end
	£m	£m
CVC	0.4	0.7
TPG	0.4	0.3
MLGPE	0.2	0.3

33. Acquisitions and disposals of subsidiaries

Financial year ended 28 August 2004

a) Acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc)

The Group purchased Debenhams Group Holdings Limited (formerly Debenhams plc) on 4 December 2003 by means of a Scheme of Arrangement for a total consideration of £1,757.5 million. The adjustments required to the book values of the assets and liabilities of the company acquired in order to present the net assets of that company at fair values, in accordance with Group accounting principles, were £91.4 million.

	Book value at 4 December 2003	Revaluation	Other	Fair value
	£m	*£m*	*£m*	*£m*
Acquisition of a subsidiary				
Fixed assets				
Tangible assets	971.2	101.0	—	1,072.2
Intangible assets	0.3	—	—	0.3
Current assets				
Stock	253.9	—	—	253.9
Debtors	100.3	0.1	(13.1)	87.3
Cash at bank and in hand	33.3	—	—	33.3
Current liabilities				
Funding debt	(83.0)	—	—	(83.0)
Other creditors	(337.9)	(7.8)	29.5	(316.2)
Creditors due in greater than one year				
Funding debt	(59.4)	—	—	(59.4)
Provisions for liabilities and charges	(66.9)	(1.9)	2.8	(66.0)
Net assets before pension deficit	**811.8**	**91.4**	**19.2**	**922.4**
Pension deficit	(29.5)	—	—	(29.5)
Net assets acquired	**782.3**	**91.4**	**19.2**	**892.9**
Goodwill				864.6
Consideration (including transaction costs of £8.8 million)				**1,757.5**
Satisfied by:				
Cash				1,807.2
Net Overdraft acquired				(49.7)
				1,757.5

The book value of assets and liabilities have been taken from the management accounts of Debenhams Group Holdings Limited (formerly Debenhams plc) at 4 December 2003 (the date of acquisition).

Revaluation adjustments in respect of tangible fixed assets comprised primarily the valuations of certain properties and preliminary adjustments to the value of store assets. Professional advisor fees and an inducement to another potential acquirer of Debenhams Group Holdings Limited (formerly Debenhams plc) have been treated as fair value adjustments to debtors as they had been prepaid at the acquisition date.

Upon the acquisition of Debenhams Group Holdings Limited (formerly Debenhams plc) a proposed dividend of £30.4 million ceased to be payable. The proposed dividend would only be payable if the acquisition did not proceed, and therefore this item was treated as a fair value adjustment to other creditors. Additionally £0.9 million was provided relating to the fair value of other creditors.

The revaluation of other creditors related to an adjustment of £7.8 million to reflect forward exchange rates at the date of acquisition on existing forward contracts.

The revaluation of provisions and long term creditors related to the valuation of interest rate swaps at forward interest rates prevailing at the date of acquisition. Other adjustments related principally to the reassessment of dilapidation obligations, and deferred taxation on the fair value adjustments referred to above.

Results of Debenhams Group Holdings Limited (formerly Debenhams plc) prior to acquisition

Set out below are the summarised consolidated profit and loss accounts of Debenhams Group Holdings Limited (formerly Debenhams plc) for the previous financial year and the period prior to the acquisition extracted from the Group's accounting records.

	31 August 2003 to 3 December 2003	1 September 2002 to 30 August 2003
	£m	£m
Gross Transaction Value	517.4	1810.2
Turnover	**405.5**	**1,435.9**
Operating expenses	(358.7)	(1,272.6)
Profit on ordinary activities before exceptional items	**46.8**	**163.3**
Exceptional items	(17.7)	(14.2)
Profit on ordinary activities before interest	**29.1**	**149.1**
Net interest	(2.1)	(4.9)
Taxation	6.3	(40.0)
Profit after taxation	**33.3**	**104.2**

There were no recognised gains and losses other than those included in the profit and loss account for each financial year.

Financial year ended 3 September 2005

b) Deemed disposal of BF Properties (No. 4) Limited

On 22 February 2005, the Baroness Group's effective interest in BF Properties (No. 4) Limited, previously a wholly owned subsidiary, was reduced as a result of the completion of a transaction with The British Land Company plc. The reduction in the Baroness Group's effective interest was accounted for as a deemed disposal in accordance with FRS 2 'Accounting for subsidiary undertakings'.

At the date of the transaction, subsidiary companies of BF Properties (No. 4) Limited held 23 of the department stores operated by the Baroness Group and had drawn a Mortgage Facility thereon. The amount outstanding on the Mortgage Facility was £363.5 million. On 22 February 2005 the obligation to repay the Mortgage Facility was transferred to The British Land Company plc. With the exception of £2.0 million of intercompany debts which were written off on 21 February 2005, all other inter-company balances between the Baroness Group and BF Properties (No. 4) Limited and its subsidiaries were repaid following completion of the transaction. Following the transaction, the Baroness Group continues to operate the relevant department stores under operating lease agreements with the BF Properties (No. 4) Limited group.

The book value of BF Properties (No. 4) Limited and its subsidiaries on 22 February, the date of the deemed disposal for accounting purposes, were as follows:

	£m
Tangible fixed assets	373.2
Debtors — Baroness Group debtors	6.2
Debtors — Other	0.2
Cash at Bank	5.9
Creditors — Mortgage facility	(363.5)
Creditors — Baroness Group creditors	(134.4)
Creditors — Other	(2.8)
Net liabilities on disposal	(115.2)
Profit on deemed disposal	**117.7**
Investment in BF Properties (No. 4) Limited retained after the deemed disposal	(3.0)
Consideration paid on deemed disposal	**0.5**
Consideration satisfied by:	
Cash to purchase additional shares in BF Properties (No. 4) Limited	**0.5**

The cash generated by the Baroness Group from the repayment of intercompany debt following the deemed disposal of BF Properties (No. 4) Limited and its subsidiaries were as follows:

	£m
Amounts received in settlement of intercompany creditors	134.4
Amounts paid in settlement of intercompany debtors	(6.2)
Net cash received on deemed disposal	**128.2**
Less: Cash to purchase additional shares	(0.5)
Less: Cash held on disposal	(5.9)
Net cash received on deemed disposal of subsidiary	**121.8**

c) *Acquisition of Baroness Group Holdings Limited ("BGHL")*

Debenhams Retail Holdings Limited purchased Baroness Group Holdings Limited on 24 May 2005 by means of a share for share exchange. The consideration of £1,790.1 million reflected the value of the Baroness Group Holdings Limited Group at the date of acquisition. This valuation was based upon external valuations received by the Directors. The shareholders in Baroness Group Holdings Limited received shares in Debenhams Retail Holdings Limited together with loan notes, which were in direct proportion to their initial shareholding in Baroness Group Holdings Limited. The loan notes issued by Debenhams Retail Holdings Limited on reorganisation amounted to £589.2 million and the value of the shares issued was £1,200.9 million, these shares had a nominal value of £11,003 (note 22). This purchase was accounted for as an acquisition.

On acquisition, Baroness Group Holdings Limited held goodwill of £812.1 million. For the purposes of acquisition accounting and in accordance with FRS 7 'Fair values in acquisition accounting' this goodwill has been excluded from the table below.

	Book value at 24 May 2005	Revaluations	Fair value
	£m	£m	£m
Acquisition of a subsidiary			
Fixed assets			
Tangible assets	662.3	—	662.3
Intangible assets	0.2	—	0.2
Investments	7.2	—	7.2
Current assets			
Stock	206.0	—	206.0
Debtors	54.5	2.3	56.8
Cash at bank and in hand	177.8	—	177.8
Current liabilities			
Funding debt	(10.3)	—	(10.3)
Other creditors	(463.3)	—	(463.3)
Creditors due in greater than one year			
Funding debt	(1,302.2)	—	(1,302.2)
Provisions for liabilities and charges	(20.1)	(7.9)	(28.0)
Net liabilities before pension deficit	**(687.9)**	**(5.6)**	**(693.5)**
Pension deficit	(45.5)	—	(45.5)
Net liabilities acquired	**(733.4)**	**(5.6)**	**(739.0)**
Goodwill			2,529.1
Consideration			**1,790.1**
Consideration satisfied by:			
Shares issued			1,200.9
Loan Notes issued			589.2
			1,790.1

The book value of assets and liabilities have been taken from the management accounts of Baroness Group Holdings Limited at 24 May 2005.

The revaluation of debtors of £2.3 million was to reflect the forward exchange rates at the date of acquisition on existing forward contracts. The revaluation of provisions for liabilities and charges related to the valuation of interest rate swaps at market value at the date of acquisition.

Results of Baroness Group Holdings Limited prior to acquisition

Set out below are the summarised consolidated profit and loss accounts of Baroness Group Holdings Limited for the previous financial period and the period to acquisition extracted from the Group's accounting records.

	29 August 2004 to 24 May 2005	3 December 2003 to 28 August 2004
	£m	*£m*
Gross transaction value	1,563.9	1,385.5
Turnover	**1,209.0**	**1,086.3**
Operating expenses	(1,043.1)	(971.2)
Profit on ordinary activities before exceptional items	**165.9**	**115.1**
Exceptional items	116.9	(21.7)
Profit on ordinary activities before interest	**282.8**	**93.4**
Net interest	(114.7)	(154.9)
Taxation	(12.7)	(0.1)
Profit/(loss) after taxation	**155.4**	**(61.6)**

On 29 November 2004 a Group reorganisation occurred within the Baroness Group. As a result of the reorganisation the Mortgage Facility was novated to a different Group undertaking and unamortised debt issue costs of £3.9 million relating to the initial draw down of the Mortgage Facility were written off as an exceptional item. Legal and professional costs of £566,000 associated with the Group reorganisation were also charged as exceptional costs. As disclosed in note 6, the Mortgage Facility was subsequently transferred to The British Land Company Plc Group in connection with the deemed disposal of a group of the Group's subsidiaries (note 6), giving rise to exceptional profits of £117.7 million.

34. Principal subsidiaries

Financial year ended 30 August 2003

The principal subsidiary undertakings of Debenhams plc at 30 August 2003 were as follows:

Company	Country of operation	Country of registration	Activity
Debenhams Retail plc[1]	UK	England	Department Store Retailing
Debenhams Retail (Ireland) Limited	Ireland	Ireland	Department Store Retailing
Debenhams Properties Limited	UK	England	Property Investment
Debenhams Card Handling Services Limited	UK	England	Financial Services
Debenhams Direct Limited	UK	England	Internet Retailing

(1) Investments held directly by Debenhams plc. All other investments are held by subsidiary undertakings.

All of the above companies were wholly owned.

Financial years ended 28 August 2004 and 3 September 2005

The principal subsidiary undertakings of Baroness Group Holdings Limited at 28 August 2004 and Debenhams Retail Holdings Limited at 3 September 2005 were as follows:

Company	Date of Incorporation	Country of operation	Country of registration	Activity
Baroness Group Holdings Limited[1]		Jersey	Jersey	Holding Company
Debenhams Retail plc		UK	England	Department Store Retailing
Debenhams Group Holdings Limited (formerly Debenhams plc)		UK	England	Holding Company
Debenhams Finance Holdings Limited[1]		UK	England	Holding Company
Baroness Retail Limited		UK	England	Holding Company
Debenhams Retail (Ireland) Limited		Ireland	Ireland	Department Store Retailing
Debenhams Properties Limited		UK	England	Property Investment
BF Properties (No. 1) Limited	1 March 2004[(2)]	UK	England	Property Investment
BF Properties (No. 2) Limited	26 February 2004[(2)]	UK	England	Property Investment
BF Properties (No. 3) Limited	15 March 2004[(2)]	UK	England	Property Investment
Debenhams Card Handling Services Limited		UK	England	Financial Services
Debenhams Direct Limited		UK	England	Internet Retailing

Notes:

(1) Denotes investments held directly by Debenhams Retail Holdings Limited as at 3 September 2005. All other investments were held by subsidiary undertakings.

(2) Date of incorporation if the Company was incorporated during the financial year ended 28 August 2004 of Financial year ended 3 September 2005.

All of the above companies were wholly owned.



PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Debenhams plc
1 Welbeck Street
London W1G 0AA

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
London E14 5LB

4 May 2006

Dear Sirs

Debenhams plc — Special Purpose Restated Consolidated Financial Information for the 53 weeks ended 3 September 2005

We report on the special purpose restated consolidated financial information set out on pages 143 to 207 of the prospectus dated 4 May 2006 of Debenhams plc (the "Company") for the financial year ended 3 September 2005 (the "2005 restated financial information"). This has been prepared for inclusion in the prospectus dated 4 May 2006 (the "Prospectus") and in anticipation of the transition by Debenhams plc to preparing consolidated financial statements using accounting standards endorsed for use by EU entities required to comply with Regulation EC 1606/2002 ("accounting standards as adopted for use in the EU") on the basis described in notes 1 and 2, following the recommendations of the Committee of European Securities Regulators ("CESR") for companies preparing one-year financial information for inclusion in prospectuses (CESR/05-054b). As set out in note 1, the basis may differ from the basis applicable if the 2005 restated financial information comprised the first financial statements of Debenhams plc under accounting standards as adopted for use in the EU and from the basis which will be adopted for the 53 weeks ended 3 September 2005 comparative financial information in Debenhams plc's consolidated financial statements for the financial year ending 2 September 2006 prepared for the first time under accounting standards as adopted for use in the EU.

This report is required by item 20.1 of Annex I of the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibility

The Directors of Debenhams plc are responsible for preparing the special purpose 2005 restated financial information on the basis of preparation set out in note 1.

It is our responsibility to form an opinion on the special purpose 2005 restated financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the accounting principles used and significant estimates and judgements made by those responsible for the preparation of the financial information, and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the 2005 restated financial information gives, for the purposes of the Prospectus a true and fair view of the state of affairs of the Debenhams Group as at 3 September 2005 and of its profits, cash flows and changes in equity for the period then ended, in accordance with the basis of preparation set out in note 1 and in accordance with the accounting policies as described in note 2.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
Debenhams plc
1 Welbeck Street
London W1G 0AA

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
London E14 5LB

4 May 2006

Dear Sirs

Debenhams plc — Special Purpose Consolidated Financial Information for the 26 weeks ended 26 February 2005 and the 26 weeks ended 4 March 2006

We report on the special purpose consolidated financial information set out on pages 143 to 207 of the prospectus dated 4 May 2006 of Debenhams plc (the "Prospectus") for the 26 weeks ended 26 February 2005 and the 26 weeks ended 4 March 2006 (together the "interim financial information"). This has been prepared for inclusion in the prospectus dated 4 May 2006 and in anticipation of the transition by Debenhams plc to preparing consolidated financial statements using accounting standards endorsed for use by EU entities required to comply with Regulation EC 1606/2002 ("accounting standards as adopted for use in the EU") on the basis described in notes 1 and 2. As set out in note 1, the basis may differ from the basis which will be adopted in Debenhams plc's consolidated financial statements for the financial year ending 2 September 2006 prepared for the first time under accounting standards as adopted for use in the EU.

This report is required by item 20.1 of Annex I of the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibility

The Directors of Debenhams plc are responsible for preparing the interim financial information on the basis of preparation set out in note 1.

It is our responsibility to form an opinion on the interim financial information, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the accounting principles used and significant estimates and judgements made by those responsible for the preparation of the financial information, and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the interim financial information gives, for the purposes of the Prospectus a true and fair view of the state of affairs of the Debenhams Group as at 26 February 2005 and 4 March 2006 and of its profits, cash flows and changes in equity for the periods then ended, in accordance with the basis of preparation set out in note 1 and in accordance with the accounting policies described in note 2.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Consolidated Income Statements — IFRS

	Note	For the financial periods ended 53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
		£m	£m	£m
Revenue		**1,608.7**	**957.8**	**869.2**
Cost of sales		(1,294.9)	(755.6)	(673.2)
Analysed as:				
Cost of sales before exceptional items		(1,292.3)	(755.6)	(673.2)
Exceptional cost of sales	8	(2.6)	—	—
Gross profit		**313.8**	**202.2**	**196.0**
Distribution costs		(43.5)	(26.7)	(22.5)
Administrative expenses		(45.6)	(22.4)	(29.0)
Analysed as:				
Administrative expenses before exceptional items		(43.8)	(22.4)	(29.0)
Exceptional administrative expenses	8	(1.8)	—	—
Operating profit before deemed disposal of subsidiary		**224.7**	**153.1**	**144.5**
Profit on deemed disposal of subsidiary	8,31	117.7	—	117.7
Operating profit	7	**342.4**	**153.1**	**262.2**
Analysed as:				
Operating profit before exceptional items		229.1	153.1	144.5
Exceptional operating profit	8	113.3	—	117.7
Interest receivable and similar income	10	7.9	3.8	4.5
Interest payable and similar charges	11	(261.1)	(79.0)	(94.5)
Analysed as:				
Interest payable and similar charges before exceptional items	11	(168.2)	(79.0)	(94.5)
Exceptional interest payable and similar charges	8	(92.9)	—	—
Profit before taxation		**89.2**	**77.9**	**172.2**
Taxation	12	37.6	(23.2)	14.5
Analysed as:				
Taxation before exceptional items		(27.4)	(23.2)	(21.4)
Taxation credit on exceptional items	12	65.0	—	35.9
Profit for the financial period attributable to equity shareholders	28	**126.8**	**54.7**	**186.7**

Earnings per share attributable to the equity shareholders (expressed in pence per share)

	Note	Pence per share	Pence per share	Pence per share
Basic	13	25.4	10.9	37.3
Diluted	13	25.4	10.9	37.3

All Group operations during the financial periods were continuing operations.

The financial information above may not be representative of future results; for example, the historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating costs, tax charges and dividends may be significantly different from those that resulted from the historical ownership structure.

Debenhams Group

Consolidated Statements of Recognised Income and Expenses — IFRS

	Note	For financial periods ended: 53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
		£m	*£m*	*£m*
Profit for the financial period		**126.8**	**54.7**	**186.7**
Actuarial gain/(loss) recognised in the pension scheme	23	8.5	1.3	(8.7)
Movement on deferred tax relating to the pension scheme	24	(2.5)	(0.4)	2.6
Cash flow hedges				
— Net fair value gains (net of tax)		—	12.1	—
— Recycled and adjusted against the initial measurement of the acquisition cost of inventory		—	(2.0)	—
— Reclassified and reported in net profit		—	(0.3)	—
Net gains/(losses) recognised directly in equity		**6.0**	**10.7**	**(6.1)**
Total recognised income		**132.8**	**65.4**	**180.6**
Attributable to the equity shareholders of the Group		132.8	65.4	180.6
Adoption of IAS 32 and IAS 39 (net of tax)	2	—	(11.6)	—

Consolidated Balance Sheets — IFRS

	Note	As at the end of each financial period		
		3 September 2005	4 March 2006	26 February 2005
		£m	£m	£m
ASSETS				
Non current assets				
Intangible assets	14	862.6	864.0	841.0
Property, plant and equipment	15	650.4	653.6	646.7
Financial assets				
— Available for sale investments	16	7.2	8.2	7.2
— Derivative financial instruments	22	—	2.3	—
Deferred tax assets	24	58.9	65.1	63.9
		1,579.1	**1,593.2**	**1,558.8**
Current assets				
Inventories	17	197.2	226.1	181.3
Trade and other receivables	18	54.5	55.4	50.7
Current tax assets		5.4	—	—
Financial assets — Derivative financial instruments	22	—	1.1	—
Cash and cash equivalents	19	76.6	159.0	307.1
		333.7	**441.6**	**539.1**
LIABILITIES				
Current liabilities				
Financial liabilities				
— Bank overdraft and borrowings	21	(75.0)	(77.6)	(15.2)
— Derivative financial instruments	22	—	(1.3)	—
Trade and other payables	20	(387.1)	(403.1)	(379.9)
Current tax liabilities		—	(36.9)	(17.8)
Provisions	26	(6.8)	(6.0)	(6.4)
		(468.9)	**(524.9)**	**(419.3)**
Net current (liabilities)/assets		**(135.2)**	**(83.3)**	**119.8**
Non current liabilities				
Financial liabilities				
— Bank overdraft and borrowings	21	(1,839.1)	(1,824.0)	(1,426.2)
— Derivative financial instruments	22	—	(7.8)	—
Deferred tax liabilities	24	(73.8)	(78.2)	(79.0)
Other non-current liabilities	25	(158.8)	(175.5)	(149.7)
Provisions	26	(2.4)	(2.0)	(2.7)
Retirement benefit obligation	23	(9.4)	(7.6)	(56.7)
		(2,083.5)	**(2,095.1)**	**(1,714.3)**
Net liabilities		**(639.6)**	**(585.2)**	**(35.7)**
SHAREHOLDERS' EQUITY				
Share capital	27	—	—	—
Share premium account	28	—	—	1.0
Other reserves	28	—	1.0	—
Merger reserve	28	1,200.9	1,200.9	—
Reverse acquisition reserve	28	(1,199.9)	(1,199.9)	—
Hedging reserve	28	—	(5.1)	—
Retained earnings	28	(640.6)	(582.1)	(36.7)
Total equity		**(639.6)**	**(585.2)**	**(35.7)**

Consolidated Cash Flow Statements — IFRS

	Note	For the financial periods ended		
		53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
		£m	£m	£m
Cash flows from operating activities				
Cash generated from operations	30	381.9	203.4	220.0
Interest received		8.1	3.4	4.4
Interest paid		(337.0)	(74.7)	(54.2)
Tax (paid)/received		(10.4)	18.0	(6.5)
Net cash generated from operating activities		**42.6**	**150.1**	**163.7**
Cash flows from investing activities				
Net cash received on deemed disposal of subsidiary	31	121.8	—	121.8
Purchase of property, plant and equipment		(114.2)	(51.7)	(34.0)
Purchase of stores	14	(34.0)	—	—
Proceeds from sale of freehold properties		22.0	—	—
Proceeds from sale of property, plant and equipment	30	26.1	0.2	0.2
Purchase of investments	16	(4.2)	—	(4.2)
Net cash generated from /(used in) investing activities		**17.5**	**(51.5)**	**83.8**
Cash flows from financing activities				
Drawdown of Senior Term Loan	21	1,827.6	0.8	—
Senior Term Loan repayment	21	—	(9.5)	—
Mortgage Facility repayment	21	(5.7)	—	(5.7)
Repayment of Senior Loan Facilities	21	(621.0)	—	(10.9)
Appropriation — settlement of 'A' Loan Notes	21	(516.8)	—	—
Appropriation — settlement of 'B' Loan Notes	21	—	(0.8)	—
Restricted cash held in DRET	19	13.3	—	—
Repayment of Deep Discounted Bonds	21	(514.3)	—	(80.9)
Repayment of High Yield Bonds	21	(326.7)	—	—
Net cash used in financing activities		**(143.6)**	**(9.5)**	**(97.5)**
Net (decrease)/increase in cash and cash equivalents		**(83.5)**	**89.1**	**150.0**
Cash and cash equivalents at beginning of financial period		148.0	64.5	148.0
Cash and cash equivalents at end of financial period	19	**64.5**	**153.6**	**298.0**

Notes to the IFRS financial information

For the financial year ended 3 September 2005, financial period ended 4 March 2006 and financial period ended 26 February 2005

1 Basis of preparation and general information

Introduction

The principal activity of Debenhams plc (the "Company") and its subsidiaries (together the "Group" or the "Debenhams Group") is the sale of fashion clothing and accessories, cosmetics and products for use in the home. The Group trades from department stores in the UK and Ireland, on the internet and has international franchise stores. The Company (formerly Debenhams Retail Holdings Limited) was re-registered as Debenhams plc on 18 April 2006.

The financial information presented is for the 26 weeks ended 26 February 2005 (the "financial period ended 26 February 2005"), the 53 weeks ended 3 September 2005 (the "financial year ended 3 September 2005") and the 26 weeks ended 4 March 2006 (the "financial period ended 4 March 2006"). The Group prepares its financial information for the financial year ending on the nearest Saturday to 31 August of a given calendar year, and for the half year which represents the first twenty six weeks of the financial year.

The principal companies within the Group during the financial period ended 26 February 2005, financial year ended 3 September 2005 and financial period ended 4 March 2006 are disclosed in note 35.

Basis of preparation

Following admission to the Official List, the Company will be required to prepare statutory consolidated financial statements which comply with accounting standards as adopted for use in the EU for the year ending 2 September 2006 (the "2006 Financial Statements") and subsequently.

As a company seeking admission, Debenhams plc is required to present certain historical financial information in its prospectus on a basis consistent with the accounting policies to be adopted in its financial statements for its next financial period. Therefore, in addition to financial information for the Group under UK GAAP for the three financial years ended 30 August 2003, 28 August 2004 and 3 September 2005, the directors of the Company (the "Directors") have prepared financial information for the Group (the "IFRS Financial Information") for the financial period ended 26 February 2005, the financial year ended 3 September 2005 and the financial period ended 4 March 2006, on the basis expected to be applicable, insofar as this is currently known, to the first financial statements of the Company to be prepared in accordance with accounting standards as adopted for use in the EU.

When the 2006 Financial Statements of the Company are prepared, they will be the first financial statements prepared by Debenhams plc in accordance with accounting standards as adopted for use in the EU, and as such will take account of the requirements and options in IFRS 1 'First-time Adoption of International Financial Reporting Standards' as they relate to the comparatives included therein, being the financial year ended 3 September 2005, and the financial information for the period, being the financial year ended 2 September 2006.

Note 2 below describes how, in preparing the IFRS Financial Information, the Directors have applied accounting standards as adopted for use in the EU under the first-time adoption provisions set out in IFRS 1, and the assumptions they have made about the standards and interpretations expected to be effective and the policies they expect to adopt in the 2006 Financial Statements. However, certain of the requirements and options in IFRS 1 relating to comparative financial information presented on first-time adoption may result in a different application of accounting policies in the financial information for the year ended 3 September 2005 from that which would apply if the financial information were the first financial statements of Debenhams plc prepared in accordance with accounting standards as adopted for use in the EU and, if there are subsequent changes to the standards or interpretations applicable to the 2006 Financial Statements, the financial information for the financial year ended 3 September 2005 may require adjustment before constituting the comparative financial information to be included in those 2006 Financial Statements. Furthermore, the Directors, in drawing up the 2006 Financial Statements, may refine the assumptions used in preparing the IFRS Financial Information with respect to the options in IFRS 1.

Similarly, if the standards or interpretations applicable to the Group's consolidated results for the 26 week period ending 3 March 2007 are different from those applied in the IFRS Financial Information, the financial

information for the financial period ended 4 March 2006 may require adjustment before constituting the comparative financial information to be included in the Group's consolidated interim results for the 26 week period ending 3 March 2007.

The Company is not required by the Prospectus Rules of the Financial Services Authority to prepare, for inclusion in its prospectus, financial information in accordance with accounting standards as adopted for use in the EU for any financial period commencing before 1 January 2004. Accordingly, the Directors have elected not to prepare any such information. As a result, this IFRS Financial Information does not include full comparative financial information and is therefore not a complete set of financial statements in accordance with accounting standards as adopted for use in the EU.

The IFRS Financial Information has been prepared in accordance with the recommendations of CESR for the consistent implementation of the European Commission's Regulation on Prospectuses 809/2004 (CESR/05-054b) as to the presentation of one financial period information in prospectuses for entities transitioning to accounting standards as adopted for use in the EU.

Development of the Group

The Company was incorporated on 10 May 2005 and on 24 May 2005, acquired the entire share capital of Baroness Group Holdings Limited (the "2005 Acquisition"). As a result of this transaction, the ultimate shareholders in Baroness Group Holdings Limited (being principally funds managed or advised by subsidiaries and affiliates of CVC Capital Partners Group Sarl ("CVC"), Texas Pacific Group ("TPG") and funds managed or advised by Merrill Lynch Global Private Equity ("MLGPE")) received shares and loan notes in the Company in direct proportion to their original shareholdings in Baroness Group Holdings Limited. The loan notes issued on acquisition amounted to £589.2 million, comprising, £516.8 million 'A' loan notes (the " 'A' Loan Notes"), £50.1 million 'B' loan notes (the " 'B' Loan Notes") and £22.3 million 'C' loan notes (the " 'C' Loan Notes"), (together the "Loan Notes").

Under IFRS 3 'Business Combinations', the acquisition of Baroness Group Holdings Limited by the Company has been accounted for as a reverse acquisition and the consolidated IFRS Financial Information of the Company is therefore a continuation of the financial information of Baroness Group Holdings Limited and its subsidiaries.

Prior to the 2005 Acquisition, the ultimate shareholders in Baroness Group Holdings Limited held their shares in the company through ownership of ordinary units in the company's immediate parent, the Baroness Group Partnership Limited. On 16 May 2005, the Baroness Group Limited Partnership was dissolved and its members received 9.9999 shares in Baroness Group Holdings Limited for each ordinary unit held.

On 26 May 2005, the Group refinanced its debt structure. New senior term loan facilities (the "Senior Term Loan") of £2.05 billion were obtained and drawn down in stages, with £1.42 billion being drawn on 26 May 2005 and a further £0.4 billion being drawn on 23 June 2005. The funds received from the new facility allowed the repayment of the Senior Facility, High Yield Bonds, Deep Discounted Bonds, the A Loan Notes and associated costs.

2 Accounting policies

First time adoption of International Financial Reporting Standards (IFRS)

In preparing this consolidated financial information the Group has elected to apply certain exemptions available under IFRS 1 'First time adoption of International Reporting Standards'. These are set out in note 34.

Except as discussed below in connection with the adoption of IAS 32 and IAS 39, with effect from 4 September 2005 and as stated in note 34 in connection with the first time adoption of IFRS, the following principal accounting policies have been applied consistently in the preparation of this consolidated financial information.

Basis of preparation

This consolidated financial information has been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee ("IFRIC") interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under accounting standards as adopted for use in the EU. The consolidated financial information for the financial period ended 26 February 2005 and for the financial year ended 3 September 2005 has been prepared under the historical cost convention. The consolidated financial information for the financial period ended 4 March 2006 has been prepared under the historical cost convention, as modified by the revaluation of certain financial instruments, which include available for sale investments and derivatives.

The preparation of financial information in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reporting amounts of assets and liabilities at the date of the financial information and the reported amount of revenue and expenses during the reporting period. Although these results are based on management's best knowledge of the amounts, events or actions, actual results ultimately may differ from those estimates.

Consolidation

The financial information comprises a consolidation of the accounts of Debenhams plc and all its subsidiaries. Subsidiaries include all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which the Group has the power to control. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and rewards that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and rewards that are different from those of segments operating in other economic environments.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of staff discounts and the cost of loyalty scheme points, and is stated net of VAT and other sales related taxes.

Revenue on department store sales of goods and commission on concession sales are recognised when goods are sold to the customer. Retail sales are usually in cash or by credit or debit card. Internet sales are recognised when the goods are delivered to the customer. Revenue from gift vouchers and gift cards sold by the Group are recognised on the redemption of the voucher.

It is the Group's policy to sell its products to the end customer with a right of return. Accumulated experience is used to estimate and provide for such returns at the time of sale.

Interest and dividend income recognition

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated cash receipts through the expected life of the financial asset to the asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Dividend distribution

A dividend distribution to the Group shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Group shareholders.

Retirement benefit costs

The liability recognised in respect of defined benefit schemes is the present value of the defined obligation at the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligations is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in sterling, and that have terms to maturity which approximate to the terms of the related pension liabilities.

Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside the income statement and presented in the statement of recognised income and expenses.

Past service costs are recognised immediately in the income statement, unless the changes in pension plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

For the stakeholder pension scheme the amount charged to the income statement in respect of pension costs and other post retirement benefits are the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Share based payments

The fair value of shares issued through the employee share schemes is charged as an operating cost over the period of performance of the employee in respect of which rights to acquire the shares are granted. The effect of uncertainty, as to whether any performance criteria will be met, is dealt with by estimating the probability of the shares vesting.

Taxation

Taxation expense represents the sum of current tax and deferred tax.

Current tax is based on taxable profits for the financial period using tax rates that have been enacted or substantially enacted by the balance sheet date. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expenses that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. If deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversals of the temporary differences is controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign exchange

a) Functional and presentational currency

Items included in the financial information of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial information is presented in sterling, which is the Group's functional and presentational currency.

b) Group companies

The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities are translated at the closing rate at the date of that balance sheet;
- Income and expenses are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transaction); and
- All resulting exchange differences are recognised as a separate component of equity.

c) Transactions and balances

Transactions denominated in foreign currencies are translated into the respective functional currency at average monthly rates. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates ruling at the balance sheet date. Differences on exchange are taken to the income statement.

Leased assets

a) Finance leases

Leases of property, plant and equipment which transfer substantially all the risks and rewards of ownership to the Group are classified as finance leases. Finance leases are classified as a financial liability and measured at amortised cost. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property, plant and equipment or the present value of the minimum lease payments and depreciated over the period of the lease. The resulting lease obligations are included in liabilities.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

b) Operating leases

All other leases are classified as operating leases. Rentals payable under operating leases, net of lease incentives, are charged to the income statement on a straight-line basis over the period of the lease.

Where property lease contracts contain guaranteed fixed minimum incremental rental payments, the total committed cost is determined and is calculated and amortised on a straight-line basis over the life of the lease.

Intangible assets

a) Goodwill

Goodwill on acquisition of subsidiaries represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill is not amortised, but tested annually for impairment, or when trigger events occur, and carried at cost less accumulated impairment losses.

b) Other Intangible assets

Acquired Licences and Trademarks are capitalised at cost and are amortised on a straight-line basis over their useful life, not to exceed 10 years.

Internally generated software costs, where it is clear that the software developed is technically feasible and will be completed and that the software generated will generate economic benefit, are capitalised as an intangible asset. The software is amortised on a straight-line basis over its useful economic life, being 3 to 8 years.

Property, plant and equipment

It is the Group's policy to hold properties at cost, subject to the requirement to test assets for impairment.

Depreciation is provided at the following rates per annum to write off the cost of property, plant and equipment, less residual value, on a straight-line basis from the date on which they are brought into use:

Freehold land	Not depreciated
Freehold buildings	1 per cent
Long leaseholds including landlords' fixtures and fittings	1 per cent or life of lease if shorter
Short leaseholds including landlords' fixtures and fittings	1 per cent or life of lease if shorter
Retail fixtures and fittings	5 – 20 per cent
Office equipment	10 per cent
Computer equipment	$16\frac{1}{2}$ – $33\frac{1}{3}$ per cent
Vehicles	25 per cent or life of lease if shorter

The assets' useful economic lives are reviewed, and adjusted if appropriate at each financial period end.

Gains and losses on disposal are determined by comparing proceeds with carrying amount. These are included in the income statement.

Included within property, plant and equipment are assets in the course of construction. These assets comprise stores, which are under construction, including costs directly attributable to bring the asset into use. Transfers to the appropriate category of property, plant and equipment are made when the store opens. No depreciation is provided on stores or assets under construction.

Impairment testing

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an assets fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the level of the stores, which is the lowest level for which there are separately identifiable cash flows (cash generating units).

Available for sale investments

(a) Financial period ended 26 February 2005 and financial year ended 3 September 2005

Investments are held at cost less any provision for diminution in value.

(b) Financial period ended 4 March 2006

The group classifies its investments as available for sale financial assets.

Available for sale financial investments are non-derivative assets. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Investments are initially recognised at fair value plus any transaction costs and are subsequently carried at fair value. If a fair value for an investment can not be reliably measured, due to the variability in the range of reasonable fair value estimates being significant, or the probabilities of the various estimates within the range not being able to be reasonable assessed, that investment will be carried at cost.

An impairment test is performed annually on the carrying value of the investment. An impairment loss is recognised for the amount by which the assets carrying value exceeds its recoverable amount.

Inventories

Stocks are stated at the lower of cost and net realisable value using the retail method and represent goods for resale. Concession stocks are not included within stocks held by the Group.

Trade receivables

(a) Financial period ended 26 February 2005 and financial year ended 3 September 2005

Trade receivables are recognised at their original amount less an allowance for any doubtful amounts. An allowance is made when collection of the full amount is no longer considered probable.

(b) Financial period ended 4 March 2006

Trade receivables, defined as loans and receivables in accordance with IAS 39, are recorded initially at fair value and subsequently measured at amortised cost using the effective interest method for any doubtful amounts. A provision for impairment of trade receivables is established when there is evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets carrying amount and the present value of future cash flows discounted at the effective interest rate. The movement in the provision is recognised in the income statement.

Any other trade receivables are recognised at their original amount less an allowance for any doubtful amounts. An allowance is made when collection of the full amount is no longer considered probable.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at the bank, other short term liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings in current liabilities.

Borrowings

(a) Financial period ended 26 February 2005 and financial year ended 3 September 2005

All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs, are charged to the income statement over the term of the borrowings and represents a constant proportion of the balance of capital repayments outstanding.

(b) Financial period ended 4 March 2006

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Borrowing costs

Borrowings costs that are facility costs, are recognised initially at fair value, and are amortised over the term of the facilities at a constant rate on the carrying amount of the facility.

Trade payables

(a) Financial period ended 26 February 2005 and financial year ended 3 September 2005

Trade payables are stated at cost.

(b) Financial period ended 4 March 2006

Trade payables, defined as financial liabilities in accordance with IAS 39, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Any other trade payables are stated at cost.

All of the trade payables are non-interest bearing.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and where it is more likely than not an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

Share capital

Ordinary, governance and subscriber shares are classified as equity.

Incremental costs directly attributable to the issue of new shares in equity are shown as a deduction, net of tax, from the proceeds.

Derivatives

(a) Financial period ended 26 February 2005 and financial year ended 3 September 2005

The Group uses various derivative financial instruments to reduce exposure to foreign currency and interest rate risks. Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability or future expenditure. When a derivative financial instrument ceases to be a hedge, either as a result of the underlying asset or liability being extinguished, or because a future event is no longer likely to occur, the derivative is accounted for in the income statement when the underlying exposure ceases to exist. The Group policy is not to use derivative financial instruments for speculative purposes.

(b) Financial period ended 4 March 2006

The derivative instruments used by the Group to manage its interest rate and currency risk are interest rate swaps and forward currency contracts respectively.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value. The method of recognising the resulting gain or loss depends on whether

the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

Derivatives are recognised using trade date accounting.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

i) Cash flow hedges

The effective portion of the changes in fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the account of the income statement which will be affected by the underlying hedged item.

Amounts accumulated in equity are recycled and adjusted against the initial measurement of the underlying hedged item when the underlying hedged item is recognised on the balance sheet or in the income statement.

When a hedged instrument expires or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is immediately recognised in the account of the income statement which will be affected by the original underlying hedged item. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the account in the income statement which would have been affected by the forecasted transaction.

ii) Derivatives that do not qualify for hedge accounting

Certain derivatives do not qualify for hedge accounting. Changes in fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement as cost of sales.

iii) Embedded derivatives

Where the risks and characteristics of derivatives embedded in other contracts are not closely related to those of the contracts, and the whole contract is not carried at fair value with gains or losses reported in the income statement, the derivative is separated from that host contract and measured at fair value, with fair value movements reflected in the account in the income statement which will be affected by the underlying host contract.

Change in accounting policy — First time adoption of IAS 32 and IAS 39

In accordance with IFRS 1, the Group has elected not to apply IAS 32 "Financial Instruments: Disclosure and Presentation", and IAS 39 "Financial Instruments: Recognition and Measurement" to the financial periods ended 26 February 2005 and the financial year ended 3 September 2005. Accordingly, the Group has continued to apply UK GAAP in the accounting for and disclosure of financial instruments in those periods.

The adoption of IAS 32 and IAS 39 with effect from 4 September 2005 results in a change in the Group's accounting policy for financial instruments. The impact of these standards on the Group's balance sheet is shown below.

The principal impacts of IAS 32 and IAS 39 on the Group's financial statements relates to the recognition of derivative financial instruments at fair value. Any derivatives that do not qualify for hedge accounting are held on the balance sheet at fair value with the changes in value reflected through the income statement. The accounting treatment of derivatives that qualify for hedge accounting depends on how they are designated.

Cash flow hedges

Under IAS 39, derivative financial instruments that qualify for cash flow hedges are recognised on the balance sheet at fair value with corresponding fair value changes deferred in equity. The Group hedges:

- foreign currency exposures on inventory purchases,
- interest rate risk through using interest rate swaps.

Funding debt has previously been reported net of accrued interest, with interest being shown in accruals. Following the adoption of IAS 32, funding debt includes all accrued interest. This reclassification of accrued interest has decreased accruals and increased bank overdraft and borrowings.

The adjustments to the balance sheet as at 4 September 2005 are as follows:

	Opening balance sheet at 4 September 2005	Effects of adopting IAS 32 and IAS 39	Position at 4 September 2005
	£m	*£m*	*£m*
Non current assets			
Financial assets			
— Available for sale investments	7.2	1.0	8.2
— Derivative financial instruments	—	0.8	0.8
Deferred tax asset	58.9	5.4	64.3
Current assets			
Financial assets — Derivative financial instruments	—	1.4	1.4
Current liabilities			
Financial liabilities			
— Bank overdraft and borrowings	(75.0)	(0.4)	(75.4)
— Derivative financial instruments	—	(1.5)	(1.5)
Trade and other payables			
— Accruals	(125.4)	4.5	(120.9)
Non-current liabilities			
Financial liabilities			
— Bank overdraft and borrowings	(1,839.1)	(1.5)	(1,840.6)
— Derivative financial instruments	—	(21.3)	(21.3)
Impact on net assets		**(11.6)**	
Other reserve		1.0	
Hedging reserve		(14.9)	
Retained earnings		2.3	
Impact on equity shareholders' funds		**(11.6)**	

The adjustment to available for sale investments relates to the increase in the carrying value of the Group's investment in BF Properties (No. 4) Limited (see note 16). Adjustments to derivative financial instruments and deferred tax assets relate to the recognition on the balance sheet of the fair value of derivative financial instruments and the deferred tax impact thereof. Adjustments to Bank overdrafts and borrowings and Trade and other payables relate to the reclassification of accrued interest described above.

New standards and interpretations

During the year, the International Accounting Standards Board (IASB) and International Financial Reporting Interpretations Committee (IFRIC) issued the following standards and interpretations which are effective for annual accounting periods beginning on or after the stated effective date. These standards and interpretations are not effective for and have not been applied in the preparation of this financial information:

International Accounting Standards (IFRS/IASs)		***Effective date***
IFRS 7	Financial Instruments: Disclosures	1 January 2007
IAS 1	Amendment — Presentation of Financial Statements: Capital Disclosures	1 January 2007
IAS 21	Amendment — Net investment in Foreign Operation (Yet to be adopted by the EU)	1 January 2006
IAS 39	Fair value option	1 January 2006
IAS 39	Cash Flow Hedge Accounting of Forecast Intra-group Transactions	1 January 2006
IAS 39	Amendment to IAS 39 and IFRS 4 — Financial Guarantee Contracts	1 January 2006

IFRIC Interpretations

IFRIC 4	Determining whether an arrangement contains a lease	1 January 2006
IFRIC 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	1 January 2006
IFRIC 6	Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment	1 December 2005
IFRIC 7	Applying the Restatement Approach under IAS 29 — Financial Reporting in Hyperinflationary Economies (Yet to be adopted by the EU)	1 March 2006
IFRIC 8	Scope of IFRS 2 (Yet to be adopted by the EU)	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives (Yet to be adopted by the EU)	1 June 2006

The Group does not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements on adoption.

3 Financial risk management

(a) *Financial Risks and Treasury Management*

The Group's activities expose it to a variety of financial risks:

- Funding and liquidity risk;
- Credit risk;
- Foreign exchange risk; and
- Cash flow interest rate risk.

The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

The Board has established an overall treasury policy and has approved procedures and authority levels within which the treasury function ("Group Treasury") must operate. The Finance Director conducts a treasury review at least monthly. The Board receives regular reports covering treasury activities. Treasury policy is to manage risks within an agreed framework whilst not taking speculative positions.

The policies and strategies for managing these risks are summarised as follows:

(i) Funding and liquidity risk

Prudent liquidity risk management implies sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying business, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

The Group finances its operations by a combination of debt finance, leases and retained profits. The objective is to ensure that there is sufficient cash or working capital facilities to meet the cash flow requirements of the Group for its current business plan.

(ii) Credit risk

The Group has no significant concentrations of credit risk. Sales to retail customers are made in cash or by credit and debit cards, wholesale sales of products to franchisees are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit-quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution. Cash surpluses are placed on deposit for no longer than three months, and only with financial counterparties with a short-term credit rating of A1/P1 or better.

(iii) Foreign exchange risk

The Company's functional currency is sterling. The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Foreign exchange risk arises from future commercial transactions relating to imports.

To manage the foreign exchange risk, entities in the Group use forward currency contracts transacted by Group Treasury. Foreign exchange risk arises when commercial transactions are denominated in a currency that is not the entity's functional currency. Group Treasury is responsible for managing the exposure in each foreign currency by using external forward currency contracts with a settlement of twelve months or less, up to 80 per cent of the first six months forecast purchases and up to 70 per cent of the second six months are hedged.

The Group does not hedge either economic exposure or the translation exposure arising from the profits, assets and liabilities of non-sterling business even though they remain immaterial.

(iv) Cash flow interest rate risk

The Group's interest rate risk arises from long-term borrowings. Borrowings are issued at variable rates that expose the Group to cash flow interest rate risk.

The interest exposure of the Group is managed within the constraints of the Group's business plan and the financial covenants under its facilities. The Group's exposure to floating rate interest is within financial covenants and planned expectation. The aim is to reduce exposure to the effect of interest rate movements and to take advantage of low interest rates by hedging an appropriate amount of interest rate exposure whilst maintaining the flexibility to minimise early termination costs.

The impact of movements in interest rates is managed through the use of floating rate debt and interest rate swaps and caps. These are usually matched with specific loans for a period of time up to their maturity or call date.

The Group's main exposure is based on its senior facilities and fixed rate loan notes.

(b) Fair value estimates

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward currency contracts has been determined based on market forward currency exchange rates at the balance sheet date.

The fair values of short-term deposits, loans and overdrafts with a maturity of less than one year are assumed to approximate to their book values. In the case of the Group's loans due in more than one year, the fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rates available to the Group.

Where market values are not available, fair values of financial assets and liabilities have been calculated by discounting expected future cash flows at prevailing interest rates and by applying year end exchange rates.

4 Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Based on an analysis of risks and returns, the Directors consider that the Group has only one identifiable business segment, retailing. The Directors consider that no further segmentation is appropriate, as all of the Group's operations are subject to similar risks and returns and exhibit similar long-term financial performance.

All material operations of the Group are carried out in the UK and therefore no geographical segmentation is disclosed. Consequently, the Group has considered business segmentation as the primary segmentation, with a single separately reportable segment, retailing.

5 Gross transaction value

Revenue from concessions is required to be shown on a net basis, being the commission received rather than the gross value achieved by the concessionaire on the sale. Management believe that gross transaction value, which presents revenue on a gross basis before adjusting for concessions, staff discounts and the cost of loyalty scheme points, represents a good guide to the value of the overall activity of the Group.

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	£m	£m
Gross transaction value	2,086.8	1,216.8	1,113.3

6 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

Estimated impairment of goodwill

The Group tests whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations.

Income taxes

The Group is subject to income taxes in the UK and the Republic of Ireland. At each financial period end, judgement is required in determining the provision for income taxes. The Group recognises liabilities for anticipated tax issues based on the best estimates at the balance sheet date. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Share based payments

The Group operated two employee share option/ownership plans (note 27). Under the Employee Option Plan, options become exercisable on a sale or a listing of Debenhams plc. The share based payment expense is recognised in each period it is incurred, based on a fair value model. The key assumptions of this model are presented in note 27.

Pension liability

The Group's pension liability, which is assessed each period by actuaries is based on key assumptions including return on plan assets, discount rates, mortality rates, inflation, future salary and pension costs. These assumptions, individually or collectively, may be different to actual outcomes.

Other key assumptions for pension obligations are based in part on current market conditions, additional information is disclosed in note 23.

Estimated useful life of property, plant and equipment

The Group estimates the useful life of property, plant and equipment and reviews this estimate at each financial period end. The Group also test for impairment when a trigger event occurs.

Critical judgements

During the period the critical judgements affecting the group's financial information were in connection with the acquisition of Baroness Group Holdings Limited by the Company (see note 31(b)), the deemed disposal of BF Properties (No.4) Limited (see note 31(a)) and the classification of the Group's leases under IFRS (see note 29).

7 Operating profit

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	*£m*	*£m*
The following items have been included in arriving at operating profit:			
The amounts of inventory written down during the financial periods	11.1	6.6	6.3
Cost of inventories recognised as an expense	779.9	477.3	430.9
Employment costs (note 9)	266.6	148.5	139.6
Depreciation of property, plant and equipment:			
— Owned assets	84.6	39.9	42.9
— Assets held under finance leases	0.8	0.5	0.3
Amortisation of intangible assets (note 14)	3.8	4.3	1.6
Loss on disposal of property, plant and equipment	3.0	0.4	1.1
Operating lease rentals:			
— Property	104.0	64.7	37.6
— Other	1.8	0.8	0.8
Foreign exchange gains	(4.1)	(2.8)	(2.2)
Repairs and maintenance expenditure on property, plant and equipment	14.4	7.2	6.9
Auditors' remuneration	0.4	0.7	0.3
Exceptional items (note 8)	(113.3)	—	(117.7)

Operating lease costs and incentives

As explained in note 34, the adoption of IFRS has a very significant impact on operating lease costs and incentives. The changes relate to the treatment of leases with annual fixed increments in rent and the accounting for both rent free periods and developers' contributions. The adverse impact on reported profit of these changes is as follows:

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	*£m*	*£m*
Leases with fixed annual increments in rent	9.7	7.7	1.3
Rent free periods	1.7	0.6	0.8
Developers' contributions	9.2	3.2	5.1
Reduction in operating profit under IFRS	20.6	11.5	7.2

Services provided by the Group's auditor

During the following financial periods the Group obtained the following services from the Group's auditor at costs as detailed below:

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	*£m*	*£m*
Compliance work:			
— Audit services	0.2	0.2	0.2
Advisory services:			
— Taxation services	0.2	—	0.1
— Initial Public Offering	—	0.5	—

In addition to the above, fees paid to the auditors of £158,000, relating to advisory work on the refinancing, were capitalised on 26 May 2005. It is cost effective for the Group that such services are provided by its auditors in view of their knowledge of the Group's affairs going back a number of years.

8 Exceptional items

Exceptional items are events or transactions that fall within the activities of the Group and which by virtue of their size or incidence have been disclosed in order to improve a reader's understanding of the financial information.

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	*£m*	*£m*
Operating exceptional costs:			
Other exceptional costs	2.6	—	—
Refinancing	1.8	—	—
Profit on deemed disposal of subsidiary	(117.7)	—	(117.7)
Total operating exceptional income	**(113.3)**	**—**	**(117.7)**
Interest on refinancing (note 11)	92.9	—	—
Total exceptional income before tax	**(20.4)**	**—**	**(117.7)**

Financial year ended 3 September 2005

Other

A payment of £2.6 million was paid to Red Letter Day ("RLD") following the acquisition of the assets of this supplier by a new management team after it went into administration. This payment guaranteed that all old RLD experiences purchased by the Group prior to RLD going into administration were honoured by the new management of RLD.

Refinancing

The Group incurred administrative costs totalling £1.8 million in relation to the 2005 refinancing. These costs include £0.8 million of legal and professional costs incurred in respect of advice given to the Group in relation to Debenhams Group employees, £0.6m in relation to taxation advice and £0.4m of legal costs associated with the early repayment of the High Yield Bond and professional costs associated with the dissolution of the Baroness Group Limited Partnership which was the parent entity of Baroness Group Holdings Limited prior to the 2005 Acquisition.

Deemed disposal of subsidiary

The profit on the deemed disposal of BF Properties (No. 4) amounted to £117.7 million as shown in note 31.

Interest on refinancing

In connection with the 2005 Acquisition and refinancing, the Group wrote-off unamortised debt issue costs associated with the Senior Facility and High Yield Bonds amounting to £18.3 million and £4.0 million

respectively. Furthermore, the repayment of the High Yield Bond in June 2005 included a 'make whole premium' of £70.6 million, which arose due to the early repayment of the bonds.

9 Employees and directors' emoluments

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	*£m*	*£m*
Wages and salaries	229.5	124.1	122.4
Social security costs	17.1	9.6	8.6
Pension costs	12.9	5.6	7.0
Share-based payments (note 27)	5.5	8.8	0.2
Short-term employee benefits	1.6	0.4	1.4
Total employment costs	**266.6**	**148.5**	**139.6**
Average number of employees:	**Number**	**Number**	**Number**
Full time	7,845	8,536	7,849
Part time	15,495	17,334	16,137
Total	**23,340**	**25,870**	**23,986**

Directors' emoluments

The directors of Baroness Group Holdings Limited for the financial period ended 26 February 2005 and throughout the financial year ended 3 September 2005 were P Costeletos, J Feuer, G Padovano, and J Chapman. R Jeune was a director for the financial period ended 26 February 2005 and until 29 April 2005 when he resigned.

The directors of Debenhams Retail Holdings Limited, the legal parent of the Group following the 2005 Acquisition on 24 May 2005 are P Costeletos, J Feuer, G Padovano.

None of theses individuals have received remuneration from the Group in respect of their roles as directors or in respect of any services to the Group.

Directors interests

As at 3 September 2005, J Feuer beneficially owned 4,010 ordinary shares and £236,216 'B' Loan Notes in the Company through his stake in Capital Investors 2002 Limited. In addition, as at 3 September 2005 J Feuer held a beneficial interest in 66 Governance shares of the Company through CVC European Equity III Limited. As at 3 September 2005, none of the other directors held a direct or indirect interest in the Group.

As at 4 March 2006, J Feuer beneficially owned 4,010 Ordinary shares in the Company through his stake in Capital Investors 2002 Limited. In addition, as at 4 March 2006 J Feuer held a beneficial interest in 66 Governance shares of the Company through Capital Investors 2002 Limited. As at 4 March 2006, none of the other directors held a direct or indirect interest in the Group.

As at 26 February 2005, J Feuer beneficially owned 408 ordinary partnership units of the Baroness Group Limited Partnership through his stake in Capital Investors 2002 Limited. As at 26 February 2005, none of the other directors of Baroness Group Holdings Limited held a direct or indirect interest in the Group.

Key management emoluments

Key management for the purposes of this disclosure comprise the directors of Debenhams Group Holdings Limited. These directors include management which perform the following functions for the Group even though they are not statutory directors of Debenhams plc.

Function:	
Group Chairman	J D Lovering
Group Chief Executive	R W Templeman
Group Finance Director	C K Woodhouse
Human Resources Director	N J Zamblera
Chief Operating Officer	M J Sharp
Group Retail Operations Director	N B Palmer

The aggregate emoluments of key management were as follows:

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	*£m*	*£m*
Salaries and short-term employee benefits	4.4	1.9	2.2
Post employment benefits	—	0.1	—
Shared based payments	2.2	3.0	—
Total	**6.6**	**5.0**	**2.2**

As stated in note 27 , 'C' loan notes of £22.3 million were issued to the Baroness Employee Limited Partnership. For accounting purposes, this resulted in the modification of the original equity-settled share-based payment, with the newly created loan note element of the award being treated as a cash-settled share-based payment. The total value of the cash-settled element of the award is the value attributable to the 'C' Loan Notes of £22.3 million issued to the Baroness Employee Limited Partnership and this charge is being spread over the vesting period, being from the date of the original investment to the expected date of flotation in May 2006. As a result of the modification key managements emoluments includes the amounts charged to the income statement which relates to their interests in the Baroness Employee Limited Partnership. For the year ended 3 September 2005 £1.4 million, £0.7 million and £0.1 million has been charged in respect of M J Sharp, N B Palmer and N J Zamblera interests respectively. For the period ended 4 March 2006 £1.9 million, £1.0 million and £0.1 million has been charged in respect of M J Sharp, N B Palmer and N J Zamblera interests respectively.

The emoluments and interests of key management were as follows:

Financial year ended 3 September 2005

a) ***Emoluments***

	Salary and Fees	Benefits in Kind	Annual bonus	Personal pension contribution	Total
	£	*£*	*£*	*£*	*£*
R W Templeman	625,000	115,783	570,658	—	1,311,441
C K Woodhouse	425,000	54,004	402,050	20,400	901,454
J D Lovering	180,000	922	170,280	26,250	377,452
M J Sharp	395,000	36,065	430,529	—	861,594
N B Palmer	250,000	25,078	273,016	—	548,094
N J Zamblera	185,000	41,526	175,010	2,000	403,536
Total	**2,060,000**	**273,378**	**2,021,543**	**48,650**	**4,403,571**

Personal pension contributions represent contributions by the Group to managements personal pension schemes.

b) ***Pension***

N B Palmer and M J Sharp are members of the Debenhams Executive Pension Plan, an HM Revenue & Customs approved non-contributory defined benefit scheme.

The table below shows the pension accrued at the period end:

	Increase in accrued pension during the year	Increase in accrued pension during the year (net of inflation)	Accumulated total accrued pension at 3 September 2005	Transfer value as at 28 August 2004 of accrued pension as at 28 August 2004	Transfer value as at 3 September 2005 of accrued pension as at 3 September 2005	Increase in transfer value during the year
	£pa	*£pa*	*£pa*	*£*	*£*	*£*
N B Palmer	14,652	12,514	83,619	521,576	811,777	290,201
M J Sharp	19,115	15,019	151,256	1,126,412	1,625,374	498,962
Total	**33,767**	**27,533**	**234,875**	**1,647,988**	**2,437,151**	**789,163**

c) *Key managements interests*

On 24 May 2005 the Company acquired the entire share capital of Baroness Group Holdings Limited, a company registered in Jersey. Baroness Group Holdings Limited was acquired through a share for share exchange following group reorganisation. The shareholders in Baroness Group Holdings Limited received shares and loan notes in the Company.

The interest of the key management in the shares and loan notes of Debenhams Retail Holdings Limited at 3 September 2005 were:

	Subscriber shares of £1 each	Ordinary shares of £0.001 each	Loans Notes
	No.	*No.*	£
R W Templeman	—	335,777	19,779,550[b]
C K Woodhouse	3	328,537	19,353,065[b]
J D Lovering	—	171,508	10,102,988[b]
M J Sharp	—	150,000	8,835,936[c]
N B Palmer	—	75,000	4,417,968[c]
N J Zamblera	—	6,250	368,164[c]

Note: (b) represents the 'B' Loan Notes and (c) represents the 'C' Loan Notes both of which were issued during the 2005 Acquisition.

M J Sharp, N B Palmer and N J Zamblera held their shares and loan notes via the Baroness Employee Limited Partnership.

Details of options held by key management over ordinary shares in the Company are set out below:

Name	Date of grant	Expiry date	Exercise price	Number at 28 August 2004	Granted in year	Exercised in year	Lapsed in year	Number at 3 September 2005
			£					
M J Sharp	31 January 2005	30 January 2015	0.10	—	2,430	—	—	2,430
N B Palmer	31 January 2005	30 January 2015	0.10	—	1,553	—	—	1,553

The options were awarded to the directors in respect of past performance. The costs associated with the options have been calculated by using a Black Scholes Model (note 27).

The options were originally granted over the ordinary units of the Baroness Group Limited Partnership. On 16 May 2005, the Baroness Group Limited Partnership was dissolved and its members received 9.9999 shares in Baroness Group Holdings Limited for each ordinary unit held. On 24 May 2005, the Company acquired the entire share capital of Baroness Group Holdings Limited through a share for share exchange. The shareholders in Baroness Group Holdings Limited received shares and Loan Notes in the Company in exchange for their shareholding in Baroness Group Holdings Limited. The Loan Notes issued by the Company were issued to shareholders in direct proportion to their initial shareholding in Baroness Group Holdings Limited.

The options vest on flotation or sale, and the conditions associated with the exercise of the options are that the directors remain employed by the Group on flotation or sale.

Financial period ended 4 March 2006

a) ***Emoluments***

	Salary and Fees	Benefits in Kind	Annual bonus	Personal pension contribution	Total
	£	£	£	£	£
R W Templeman	320,313	56,967	209,200	26,400	612,880
C K Woodhouse	217,814	43,602	142,400	21,120	424,936
J D Lovering	78,167	2,767	—	13,125	94,059
M J Sharp	202,438	17,127	132,300	—	351,865
N B Palmer	128,125	13,040	83,800	—	224,965
N J Zamblera	94,813	15,168	62,300	21,120	193,401
Total	**1,041,670**	**148,671**	**630,000**	**81,765**	**1,902,106**

Personal pension contributions represent contributions by the Group to managements personal pension schemes.

b) *Pension*

N B Palmer and M J Sharp are members of the Debenhams Executive Pension Plan, an HM Revenue & Customs approved non-contributory defined benefit scheme.

The table below shows the pension accrued at the period end:

	Increase in accrued pension during the period	Increase in accrued pension during the period (net of inflation)	Accumulated total accrued pension at 4 March 2006	Transfer value as at 3 September 2005 of accrued pension as at 3 September 2005	Transfer value as at 4 March 2006 of accrued pension as at 4 March 2006	Increase in transfer value during the period
	£pa	*£pa*	*£pa*	*£*	*£*	*£*
N B Palmer	6,607	5,478	90,226	811,777	943,027	131,250
M J Sharp	8,016	5,974	159,272	1,625,374	1,842,106	216,732
Total	**14,623**	**11,452**	**249,498**	**2,437,151**	**2,785,133**	**347,982**

c) *Key managements interests*

The interest of the directors in the shares and loan notes of the Company at 4 March 2006 were:

	Subscriber shares of £1 each	Ordinary shares of £0.001 each	Loans Notes
	No.	*No.*	*£*
R W Templeman	—	335,777	19,779,550[(b)]
C K Woodhouse...	3	328,537	19,353,065[(b)]
J D Lovering	—	171,508	10,102,988[(b)]
M J Sharp..	—	150,000	8,835,936[(c)]
N B Palmer	—	75,000	4,417,968[(c)]
N J Zamblera	—	6,250	368,164[(c)]

Note: (b) represents the 'B' Loan Notes and (c) represents the 'C' Loan Notes both of which were issued during the 2005 Acquisition.

M J Sharp, N B Palmer and N J Zamblera held their shares and loan notes via the Baroness Employee Limited Partnership.

Details of options held by directors are set out below:

Name	Date of grant	Expiry date	Exercise price	Number at 3 September 2005	Granted in year	Exercised in year	Lapsed in year	Number at 4 March 2006
			£					
M J Sharp	31 January 2005	30 January 2015	0.10	2,430	—	—	—	2,430
N B Palmer......	31 January 2005	30 January 2015	0.10	1,553	—	—	—	1,553

The options were awarded to the directors in respect of past performance. The costs associated with the options have been calculated by using a Black Scholes Model (note 27).

The options were originally granted over the ordinary units of the Baroness Group Limited Partnership. On 16 May 2005, the Baroness Group Limited Partnership was dissolved and its members received 9.999 shares in Baroness Group Holdings Limited for each ordinary unit held. On 24 May 2005, the Company acquired the entire share capital of Baroness Group Holdings Limited through a share for share exchange. The shareholders in Baroness Group Holdings Limited received shares and Loan Notes in the Company in exchange for their shareholding in Baroness Group Holdings Limited. The Loan Notes issued by the Company were issued to shareholders in direct proportion to their initial shareholding in Baroness Group Holdings Limited. The options vest on flotation or sale, and the conditions associated with the exercise of the options are that the directors remain employed by the Group on flotation or sale.

Financial period ended 26 February 2005

a) Emoluments

	Salary and Fees	Benefits in Kind	Bonus	Personal pension contribution	Total
	£	£	£	£	£
R W Templeman	312,500	57,892	285,329	—	655,721
C K Woodhouse	212,500	27,002	201,025	10,200	450,727
J D Lovering	90,000	461	85,140	13,125	188,726
M J Sharp	197,500	18,033	216,265	—	431,798
N B Palmer	125,000	12,539	136,508	—	274,047
N J Zamblera	92,500	20,763	87,505	1,000	201,768
Total	**1,030,000**	**136,690**	**1,011,772**	**24,325**	**2,202,787**

Personal pension contributions represent contributions by the Group to managements personal pension schemes.

b) Pension

N B Palmer and M J Sharp are members of the Debenhams Executive Pension Plan, an HM Revenue & Customs approved non-contributory defined benefit scheme.

The table below shows the pension accrued at the period end:

	Increase in accrued pension during the period	Increase in accrued pension during the period (net of inflation)	Accumulated total accrued pension at 26 February 2005	Transfer value as at 29 August 2005 of accrued pension as at 29 August 2005	Transfer value as at 26 February 2005 of accrued pension as at 26 February 2005	Increase in transfer value during the period
	£pa	£pa	£pa	£	£	£
N B Palmer	7,520	6,630	76,487	521,576	750,729	229,153
M J Sharp	9,809	8,103	141,947	1,126,412	1,542,881	416,469
Total	**17,329**	**14,733**	**218,434**	**1,647,988**	**2,293,610**	**645,622**

c) Key managements interests

The interest of the key management in the units of the Baroness Group Limited Partnership, the parent entity of Baroness Group Holdings Limited prior to the 2005 Acquisition at 26 February 2005 were:

	Ordinary Partnership units	Preferred Partnership units
	Units	*Units*
R W Templeman	33,578	2,466,422
C K Woodhouse	32,854	1,967,146
J D Lovering	17,151	1,482,849
M J Sharp	15,000	385,000
N B Palmer	7,500	161,500
N J Zamblera	625	29,375

M J Sharp, N B Palmer and N J Zamblera held their shares via the Baroness Employee Limited Partnership.

The Baroness Group Limited Partnership issued both ordinary partnership units and preferred partnership units to its members. Ordinary unit holders are entitled to all other profit/losses not allocated to preferred unit holders. Preferred unit holders are entitled to all profits and losses attributable to the partnership's holding of Deep Discounted Bonds.

Details of options held by key management over ordinary partnership units are set out below:

Name	Date of grant	Expiry date	Exercise price £	Number at 28 August 2004	Granted in Year	Exercised in Year	Lapsed in Year	Number at 26 February 2005
			£					
M J Sharp	31 January 2005	30 January 2015	1.0	—	243	—	—	243
N B Palmer ...	31 January 2005	30 January 2015	1.0	—	155	—	—	155

The options were awarded to the directors in respect of past performance. The costs associated with the options have been calculated by using a Black Scholes model (notes 27).

The options vest on flotation or sale, and the conditions associated with the exercise of the options are that the directors remain employed by the Group on flotation or sale.

J D Lovering held £500,000 aggregate principal of the sterling denominated 10.5 per cent notes (the High Yield Bonds) due in 2012, issued by Debenhams Finance Holdings plc, a subsidiary of the Company. Following the Debenhams Group refinancing these notes were repaid on 26 May 2005.

Key management service contracts

It is the Company's policy that key management service contracts should either be no more than one year in duration or, if they are rolling contract, they should have notice periods of not more than one year. Contractual termination payments should not exceed the director's salary from the previous calendar year.

The details of the service contracts of key management during the year were as follows:

	Contract date	Notice period	Contractual termination payments
R W Templeman	11 September 2003, contract with Baroness Retail Limited*	12 months	Payment equal to basic salary, contractual benefits and annual bonus for a 12 month notice period or any unexpired period of notice.
J D Lovering	11 September 2003, contract with Baroness Retail Limited*	1 month	No provisions within service agreement.
C K Woodhouse	11 September 2003, contract with Baroness Retail Limited*	12 months	Payment equal to basic salary, contractual benefits and annual bonus for a 12 month notice period or any unexpired period of notice.
M J Sharp	11 March 1999, contract with Debenhams Group Holdings Limited (formerly Debenhams plc)	12 months by the employer 6 months by the employee	Payment equal to salary for a 12 month notice period or any unexpired period of notice.
N B Palmer	12 December 2001, contract with Debenhams Group Holdings Limited (formerly Debenhams plc)	12 months by the employer 6 months by the employee	Payment equal to salary for a 12 month notice period or any unexpired period of notice.
N J Zamblera	8 June 2004, contract with Debenhams Retail plc.	12 months	No provisions within service agreement.

* Original contract was with Baroness Holdings UK Limited which was novated to Baroness Retail Limited on 24 May 2005.

10 Interest receivable and similar income

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	£m	£m
Interest on bank deposits	7.9	3.5	4.5
Fair value gain on interest rate swaps transferred from equity	—	0.3	—
	7.9	**3.8**	**4.5**

11 Interest payable and similar charges

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	£m	£m
Interest payable and similar charges			
Bank loans and overdrafts	(110.4)	(74.7)	(56.0)
Amortisation of issue costs on loans (note 21)	(9.6)	(2.8)	(3.0)
Interest payable on finance leases	(3.2)	(1.5)	(1.7)
Exchange losses on foreign currency borrowings	(2.3)	—	(3.0)
Deep discount bond charges	(42.7)	—	(30.8)
Interest payable before exceptional costs	**(168.2)**	**(79.0)**	**(94.5)**
Exceptional items — interest payable and similar charges			
Unamortised issue costs written off on repayment of the Senior Facility and High Yield Bonds (note 8)	(22.3)	—	—
Make-whole premium payable on the repayment of the High Yield Bonds (note 8)	(70.6)	—	—
Exceptional items — interest payable and similar charges	**(92.9)**	**—**	**—**
Interest payable and similar charges after exceptional items	**(261.1)**	**(79.0)**	**(94.5)**

Included within amortisation of issue costs on loans written-off for the year ended 3 September 2005, is £4.3 million which relates to the write off of the fees associated with the Mortgage Facility (note 21).

12 Taxation

Analysis of tax (credit)/charge in financial period	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	£m	£m
Current tax:			
UK corporation tax charge on profit for the financial period	7.1	24.2	25.7
Adjustments in respect of prior periods	(0.2)	—	—
Current tax expense	**6.9**	**24.2**	**25.7**
Deferred taxation:			
Origination and reversal of timing differences	(47.0)	(1.9)	(40.3)
Pension cost relief in excess of pension cost charge	2.2	0.9	(0.2)
Adjustments in respect of prior periods	0.3	—	0.3
Deferred tax income	**(44.5)**	**(1.0)**	**(40.2)**
Tax (credit)/charge in the financial period	**(37.6)**	**23.2**	**(14.5)**

The tax for the financial period is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	£m	£m
Profit on ordinary activities before tax	**89.2**	**77.9**	**172.2**
Profit on ordinary activities at standard rate of corporation tax in the UK of 30%	26.8	23.4	51.7
Effects of:			
Income not subject to tax	(0.2)	—	—
Expenses not deductible for tax purposes	7.6	0.3	5.0
Overseas items	(0.7)	(0.5)	(0.3)
Adjustments in relation to prior periods	0.1	—	0.3
Release of provision created for gain on assets held for sale	(18.2)	—	(18.2)
Release of provision created for deferred tax on qualifying depreciation	(17.7)	—	(17.7)
Fixed asset disposals	(35.3)	—	(35.3)
Tax (credit)/charge for the financial period	**(37.6)**	**23.2**	**(14.5)**

Tax relating to exceptional charges as detailed in note 8 and included in the above tax (credit)/charge amounted to:

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	£m	£m
Tax credit relating to:			
Operating exceptional items	37.1	—	35.9
Interest exceptional items	27.9	—	—
	65.0	**—**	**35.9**

In the period ended 26 February 2005, tax relating to operating exceptional items included the release of deferred tax liabilities of £18.2 million and £17.7 million in connection with the deemed disposal of BF Properties (No. 4) Limited. As disclosed in note 34(e), as at 29 August 2004, the Group held a deferred tax liability of £18.2 million in respect of a portfolio of properties that the Group expected to sell. The liability was released to the income statement in the period ended 26 February 2005, when the properties left the accounting corporate Group on the deemed disposal of BF Properties (No. 4) Limited, without tax becoming payable. In connection with the disposal of those properties, a further credit of £17.7 million was recognised in the deferred tax charge in the period ended 28 February 2005, relating to the retention by the Group of the capital allowances associated with the properties. No corporation tax was payable on the profit of £117.7 million recognised on the deemed disposal.

13 Earnings per share

The calculation of the basic and diluted earnings/loss per ordinary share has been based on the profit for the relevant financial period and on 500,000,000 ordinary shares for the financial period ended 26 February 2005, 500,000,000 ordinary shares for the financial year ended 3 September 2005 and 500,000,000 ordinary shares for the financial period ended 4 March 2006, being the share capital of the Group after taking into account the restructuring of the existing share capital on 3 April 2006 and 3 May 2006.

In calculating both basic and diluted earnings per share for the purposes of the financial information, shares held by Baroness Employee Limited Partnership and Debenhams Retail Employee Trust in connection with the Group's employee share plans described in note 27 have been included in the number of shares, since these shares will all vest on the flotation of the Company. There are therefore no potential dilutive shares and hence, diluted earnings per share is equivalent to basic earnings per share.

Financial year ended 3 September 2005

	Earnings	Weighted average number of shares	Per share amount 3 September 2005
	£m	*(Millions)*	*Pence*
Basic and diluted Earnings per share			
Earnings attributable to ordinary shareholders	126.8	500	**25.4**

Financial period ended 4 March 2006

	Earnings	Weighted average number of shares	Per share amount 4 March 2006
	£m	*(Millions)*	*Pence*
Basic and diluted Earnings per share			
Earnings attributable to ordinary shareholders	54.7	500	**10.9**

Financial period ended 26 February 2005

	Earnings	Weighted average number of shares	Per share amount 26 February 2005
	£m	*(Millions)*	*Pence*
Basic and diluted Earnings per share			
Earnings attributable to ordinary shareholders	186.7	500	**37.3**

14 Intangible assets

Financial year ended 3 September 2005 and financial period ended 4 March 2006

	Goodwill	Licences and Trademarks	Software	Total
	£m	£m	£m	£m
Cost				
At 29 August 2004	832.8	0.3	12.4	**845.5**
Additions	12.0	—	14.4	**26.4**
At 3 September 2005	844.8	0.3	26.8	**871.9**
Additions	—	—	5.7	**5.7**
At 4 March 2006	**844.8**	**0.3**	**32.5**	**877.6**
Accumulated amortisation				
At 29 August 2004	—	—	5.5	**5.5**
Charge for the year	—	0.1	3.7	**3.8**
At 3 September 2005	—	0.1	9.2	**9.3**
Charge for the period	—	—	4.3	**4.3**
At 4 March 2006	**—**	**0.1**	**13.5**	**13.6**
Net book value				
At 29 August 2004	**832.8**	**0.3**	**6.9**	**840.0**
At 3 September 2005	**844.8**	**0.2**	**17.6**	**862.6**
At 4 March 2006	**844.8**	**0.2**	**19.0**	**864.0**

Financial period ended 26 February 2005

	Goodwill	Licences and Trademarks	Software	Total
	£m	£m	£m	£m
Cost				
At 29 August 2004	832.8	0.3	12.4	**845.5**
Additions	—	—	2.6	**2.6**
At 26 February 2005	**832.8**	**0.3**	**15.0**	**848.1**
Accumulated amortisation				
At 29 August 2004	—	—	5.5	**5.5**
Charge for the period	—	0.1	1.5	**1.6**
At 26 February 2005	**—**	**0.1**	**7.0**	**7.1**
Net book value				
At 29 August 2004	**832.8**	**0.3**	**6.9**	**840.0**
At 26 February 2005	**832.8**	**0.2**	**8.0**	**841.0**

Goodwill

Goodwill of £12.0 million arose on the acquisition of eight former Allders stores on 11 February 2005. The total consideration for the acquisition was £34.0 million, and goodwill was attributable to the leasehold sites acquired. The consideration was paid on legal completion of the acquisition, which was 21 March 2005.

Licences and Trademarks

Licences and Trademarks are amortised on a straight-line basis over their estimated useful economic life, not to exceed 10 years.

Software development costs

The computer software capitalised principally relates to application software internally generated.

Amortisation on the Group's intangible assets has been charged to the income statement as follows for the financial periods ended:

	3 September 2005	4 March 2006	26 February 2005
	£m	*£m*	*£m*
Included within cost of sales	2.1	2.3	0.9
Included within distribution costs	0.1	0.1	—
Included within administrative expenses	1.6	1.9	0.7
	3.8	**4.3**	**1.6**

Impairment test for goodwill

The goodwill arising on the acquisition of Debenhams plc by Baroness Group Holdings Limited on 4 December 2003, is not being amortised but tested annually for impairment.

For the purposes of this impairment review, goodwill is allocated to the Group's geographical regions within the UK market. The recoverable amounts of the CGUs are determined based on value in use calculations. These cash flow projections are based on financial budgets approved by management covering a ten year period. Cash flows beyond the five year period are extrapolated using the growth rates stated below. The growth rates do not exceed the long term average growth rate for the retail sector in which the CGUs operate.

Key assumptions used for value in use calculations:

Growth rate	2.50%
Discount rate	7.6%

Management determined the gross margin for each CGU based on performance and its expectations for the market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre tax.

As at 26 February 2005, 3 September 2005 and 4 March 2006, an impairment of goodwill has not been required.

15 Property, plant and equipment

Financial year ended 3 September 2005 and financial period ended 4 March 2006

Cost	Land and buildings Freehold	Land and buildings Long-leasehold	Land and buildings Short-leasehold including landlords' fixtures and fittings	Vehicles, fixtures and equipment	Total
	£m	£m	£m	£m	£m
At 29 August 2004	346.0	89.6	260.6	395.5	**1,091.7**
Additions	22.0	—	17.7	66.4	**106.1**
Reclassifications	—	—	2.8	(2.8)	**—**
Disposals Disposals and write-offs	(313.6)	(80.0)	(16.2)	(122.9)	**(532.7)**
At 3 September 2005	**54.4**	**9.6**	**264.9**	**336.2**	**665.1**
Additions	—	—	5.9	38.3	**44.2**
Disposals and write-offs	—	—	(0.1)	(1.1)	**(1.2)**
At 4 March 2006	**54.4**	**9.6**	**270.7**	**373.4**	**708.1**
Accumulated depreciation					
At 29 August 2004	1.5	0.7	8.0	49.5	**59.7**
Charge for the year	0.7	0.4	11.3	73.0	**85.4**
Disposals and write-offs	(2.1)	(1.0)	(16.2)	(111.1)	**(130.4)**
At 3 September 2005	**0.1**	**0.1**	**3.1**	**11.4**	**14.7**
Charge for the period	0.2	0.1	5.7	34.4	**40.4**
Disposals and write-offs	—	—	(0.1)	(0.5)	**(0.6)**
At 4 March 2006	**0.3**	**0.2**	**8.7**	**45.3**	**54.5**
Net book value					
At 29 August 2004	**344.5**	**88.9**	**252.6**	**346.0**	**1,032.0**
At 3 September 2005	**54.3**	**9.5**	**261.8**	**324.8**	**650.4**
At 4 March 2006	**54.1**	**9.4**	**262.0**	**328.1**	**653.6**

As at 3 September 2005 and 4 March 2006 a first ranking fixed security and floating charge was in place over all assets of the Debenhams Group and a number of its subsidiaries in relation to the Group's Senior Term Loan (note 21).

Financial period ended 26 February 2005

Cost	Land and buildings Freehold	Land and buildings Long-leasehold	Land and buildings Short-leasehold including landlords' fixtures and fittings	Vehicles, fixtures and equipment	Total
	£m	£m	£m	£m	£m
At 29 August 2004	346.0	89.6	260.6	395.5	**1,091.7**
Additions	—	—	10.4	22.0	**32.4**
Disposals and write-offs	(286.8)	(79.0)	(0.9)	(17.1)	**(383.8)**
At 26 February 2005	**59.2**	**10.6**	**270.1**	**400.4**	**740.3**
Accumulated depreciation					
At 29 August 2004	1.5	0.7	8.0	49.5	**59.7**
Charge for the period	0.6	0.4	5.3	36.9	**43.2**
Disposals and write-offs	(0.2)	(0.1)	(0.1)	(8.9)	**(9.3)**
At 26 February 2005	**1.9**	**1.0**	**13.2**	**77.5**	**93.6**
Net book value					
At 29 August 2004	**344.5**	**88.9**	**252.6**	**346.0**	**1,032.0**
At 26 February 2005	**57.3**	**9.6**	**256.9**	**322.9**	**646.7**

As at 26 February 2005 a first ranking fixed security and floating charge was in place over all assets of the Baroness Group and a number of its subsidiaries in relation to the Group's Senior Facility (note 21).

Assets in the course of construction included in property, plant and equipment at the financial period end are as follows:

	3 September 2005	4 March 2006	26 February 2005
	£m	*£m*	*£m*
Assets in the course of construction	**35.7**	**43.8**	**36.2**

Freehold land and long leasehold buildings includes the following assets held under finance leases:

	3 September 2005	4 March 2006	26 February 2005
	£m	*£m*	*£m*
Cost	59.2	59.2	59.2
Aggregate depreciation based on cost	(2.0)	(2.1)	(1.8)
Net book amount	**57.2**	**57.1**	**57.4**

Fixtures and equipment includes the following assets held under finance leases:

	3 September 2005	4 March 2006	26 February 2005
	£m	*£m*	*£m*
Cost	2.7	2.9	2.4
Aggregate depreciation based on cost	(0.3)	(0.9)	(0.2)
Net book amount	**2.4**	**2.0**	**2.2**

16 Financial assets — available for sale investments

Financial year ended 3 September 2005 and financial period ended 4 March 2006

	Other investments
	£m
Cost	
At 29 August 2004	—
Additions	7.2
At 3 September 2005	**7.2**
Adoption of IAS 32	1.0
At 4 September 2005 and at 4 March 2006	**8.2**
Net book value	
At 29 August 2004	—
At 3 September 2005	**7.2**
At 4 March 2006	**8.2**

	Other investments
	£m
Cost	
At 29 August 2004	—
Additions	7.2
At 26 February 2005	**7.2**
Net book value	
At 26 February 2005	**7.2**

On 30 November 2004, the Group acquired 10% of the issued share capital of Ermes Department Stores Limited, a company registered in Cyprus. Consideration in cash of £4.2 million, included associated legal costs of £0.1 million, were paid on acquisition of this investment.

Ermes Department Stores Limited is a private company in which the Group holds a minority interest. None of the other shares within this company have been traded and an agreed distribution policy does not exist. Due to these reasons the fair value cannot be measured reliably and is therefore carried at a cost of £4.2 million.

The Group holds 100 per cent of the 'A' ordinary shares, which carry no voting rights, in BF Properties (No. 4) Limited. The directors consider that the ultimate parent undertaking and controlling party of BF Properties (No. 4) Limited is The British Land Company plc.

BF Properties (No. 4) Limited was incorporated in Great Britain. The address of its principal place of business is 10 Cornwall Terrace, Regent's Park, London.

BF Properties (No. 4) Limited has changed its year end to 31 March (previously 22 February 2005) and it continues to report in accordance with UK GAAP. The aggregate amount of the capital and reserves BF Properties (No. 4) Limited at 31 March 2005 was £141,000,023. The profit of BF Properties (No. 4) Limited for the period from 22 February 2005 to 31 March 2005 was £600,740.

Following the adoption of IAS 39, the BF Properties (No. 4) Limited investment has been calculated by discounting the future expected proceeds from the investment at the prevailing interest rate of 4.3%. This resulted in an increase of £1.0 million in the investments carrying value.

There were no disposals or impairment provisions on available-for-sale financial assets during the periods shown.

17 Inventories

	3 September 2005	4 March 2006	26 February 2005
	£m	*£m*	*£m*
Items held for resale	**197.2**	**226.1**	**181.3**

Write downs of inventories are disclosed in note 7.

18 Trade and other receivables

	3 September 2005	4 March 2006	26 February 2005
	£m	*£m*	*£m*
Trade receivables	19.6	22.5	22.1
Other receivables	0.4	1.2	1.4
Prepayments and accrued income	34.5	31.7	27.2
	54.5	**55.4**	**50.7**

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Amounts recoverable after more than one year included above:			
Prepayments and accrued income	**0.3**	**0.1**	**0.5**

The prepayment and accrued income recoverable after more than one year relates to a telecommunications contract, for which the group paid for services on inception of the contract. The debtor is being released over the term of the agreement.

19 Cash and cash equivalents

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Cash at bank and in hand	17.2	16.0	15.6
Short-term bank deposits	59.4	143.0	291.5
	76.6	**159.0**	**307.1**

	3 September 2005	4 March 2006	26 February 2005
Effective interest rate on short-term bank deposits (%)	4.5	4.5	4.7
Average maturity rate (days)	10.6	21.8	11.7

Included within short-term bank deposits at 3 September and 4 March 2006 is £13.3 million of restricted cash which is held by the Debenhams Retail Employee Trust (see note 27). In accordance with the Trust deed, this money can only be used for the benefit of the members of the Trust.

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Cash and cash equivalents	76.6	159.0	307.1
Bank overdrafts (note 21)	(12.1)	(5.4)	(9.1)
	64.5	**153.6**	**298.0**

20 Trade and other payables

Current	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Trade payables	189.7	208.4	165.6
Other payables	44.7	50.0	44.9
Other taxation and social security	22.1	39.3	41.1
Accruals	125.4	103.8	126.6
Deferred income	5.2	1.6	1.7
	387.1	**403.1**	**379.9**

Included in accruals are the following amounts due to related parties (see note 33):

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Accruals — monitoring fee	**1.3**	**0.9**	**1.2**

21 Bank overdraft and borrowings

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Bank loans and overdrafts	12.1	5.4	9.1
'B' Loan Notes	50.1	49.6	—
Senior Facility	—	—	610.1
Senior Term Loan — Tranche A	407.6	399.2	—
Senior Term Loan — Tranche B	560.0	560.4	—
Senior Term Loan — Tranche C	560.0	560.5	—
Senior Term Loan — Tranche D	300.0	300.3	—
High Yield Bond	—	—	327.8
Deep Discounted Bonds	—	—	455.9
Lease obligations	61.9	61.0	61.8
	1,951.7	**1,936.4**	**1,464.7**
Less: unamortised issue costs	(37.6)	(34.8)	(23.3)
	1,914.1	**1,901.6**	**1,441.4**

Maturity of debt	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Amounts falling due:			
In one year or less or on demand	75.0	77.6	15.2
In more than one year but not more than two years	24.9	42.0	34.0
In more than two years but not more than five years	184.9	241.0	224.5
In more than five years	1,629.3	1,541.0	1,167.7
	1,914.1	**1,901.6**	**1,441.4**
Amounts falling due within one year	(75.0)	(77.6)	(15.2)
Amounts falling due after one year	**1,839.1**	**1,824.0**	**1,426.2**

The effective interest rates at the balance sheet dates were as follows:

	3 September 2005	4 March 2006	26 February 2005
	%	%	%
Bank loans and overdrafts	5.50	5.50	5.75
'B' Loan Notes (*)	7.05	7.05	—
Senior Facility	—	—	7.53
Senior Term Loan — Tranche A	6.85	6.84	—
Senior Term Loan — Tranche B	7.35	7.34	—
Senior Term Loan — Tranche C	7.85	7.84	—
Senior Term Loan — Tranche D	9.10	9.59	—
High Yield Bond	—	—	10.30
Deep Discounted Bonds	—	—	12.50
Lease obligations	5.25	5.25	5.25

(*) The effective interest rate on the 'B' Loan Notes includes the interest rate on the guarantee of the Tranche A of the Senior Term Loan which amounts to 2.25%.

Financial year ended 3 September 2005

On the 26 May 2005 the Group refinanced its debt structure through the draw down of the Senior Term Loan of £1.8 billion. The funds received from the new facility allowed the repayment of the former Senior Facility, the High Yield Bonds, the Deep Discounted Bonds, the A Loan Notes and associated costs (see note 8).

The Senior Term Loan Tranche A facility repayments are made in stages with the loan being repaid in full during 2012. The Senior Term Loan Tranche B is repayable in full during 2013 with Tranches C and D being repayable in full during 2014. Interest rates are floating and vary on each Tranche of the Senior Facility, all are based on LIBOR and denominated in sterling. The loan is secured by a first ranking fixed security and a floating charge over the assets of the Company and its subsidiaries.

As at 3 September 2005, £22.3 million of 'C' Loan Notes issued by the Company were held by the Baroness Employee Limited Partnership and have been eliminated on the consolidation of the Limited Partnership. The redemption date of the 'C' loan Notes is 6 July 2006.

The 'B' Loan Notes are repayable on demand after 24 November 2005. Fixed interest on the 'B' and 'C' Loan Notes is charged at 4.8 per cent per annum and the notes are guaranteed under Tranche A of the Senior Term Loan facilities.

As part of the Group's interest rate management strategy a number of interest rate swaps and a cap were held with a total notional value of £1.5 billion with fixed interest payments varying from 4.5 per cent to 6.0 per cent.

Issue costs of £39.1 million, which mainly relate to facility costs, were incurred upon the draw down of the Senior Term Loan and are being amortised over the term of the facilities at a constant rate on the carrying amount of the loan. During the financial year, £1.5 million of costs relating to the Senior Term Loan were amortised.

Following the property reorganisation on 22 February 2005 and the deemed disposal of BF Properties (No. 4) Limited, the obligation to repay the Mortgage Facility was transferred to The British Land Company plc (see note 31). The amount outstanding on the Mortgage Facility at this date was £363.5 million.

The amortisation of issue costs prior to the 2005 Acquisition and the write-off of the Mortgage Facility issue fees for the period to 24 May 2005 was £3.8 million and £4.3 million respectively.

As a result of the refinancing undertaken in May 2005 unamortised debt issue costs relating to the Senior Facility and High Yield Bond of £18.3 million and £4.0 million respectively were written off in full.

Financial period ended 4 March 2006

The Senior Term Loan Tranche A facility repayments are made in stages with the loan being repayable in full during 2012. The Senior Term Loan Tranche B is repayable in full during 2013 with Tranches C and D being repayable in full during 2014. Interest rates are floating and vary on each Tranche of the facility, all are based on LIBOR and denominated in sterling. The loan is secured by a first ranking fixed security and a floating charge over the assets of the Company and its subsidiaries. On 13 January 2006 £0.8 million was drawn on the Senior Term Loan Tranche A to repay £0.8 million of the 'B' Loan Notes. On 28 February 2006 a mandatory repayment of £9.5 million was made on the Senior Term Loan Tranche A. The balance of the movement in the Senior Term Loans and 'B' Loan Notes relates to accrued interest in the period end balance as a result of the adoption of IAS 39 with effect from 4 September 2005. Previously this accrued interest was included in accruals.

As at 4 March 2006, £22.3 million of 'C' Loan Notes issued by Debenhams Retail Holdings Limited were held by the Baroness Employee Limited Partnership and have been eliminated on the consolidation of the Limited Partnership. The redemption date of the 'C' loan Notes is 6 July 2006.

The 'B' Loan Notes became repayable on demand after 24 November 2005. Fixed interest is charged on the 'B' and 'C' Loan Notes at 4.8 per cent per annum and the notes are guaranteed under Tranche A of the Senior Term Loan Facilities.

As part of the Group interest rate management strategy a number of interest rate swaps and a cap are held with a total notional value of £1.5 billion with fixed interest payments varying from 4.5 per cent to 6.0 per cent.

Issue costs of £39.1 million, which mainly relate to facility costs, were incurred upon the draw down of the Senior Term Loan and are being amortised over the term of the facilities at a constant rate on the carrying amount of the loan. During the financial period, £2.8 million of costs relating to the Senior Term Loan were amortised.

Financial period ended 26 February 2005

The Senior Facility was repayable in stages with the final instalments due in 2012. Interest rates, which were based on LIBOR, were floating and varied on each of the three Tranches of the Senior Facility. The Senior Facility was secured by a first ranking fixed security and a floating charge over the assets of Baroness Holdings UK Limited and its subsidiaries.

The High Yield bonds (the "High Yield Bonds") consisted of £209 million of 10.5 per cent senior notes due for repayment in 2012 and €172 million worth of 9.5 per cent senior notes due for repayment in 2012.

Subordinated deep discounted bonds due in 2014 (the "Deep Discounted Bonds") were issued by Baroness Holdings UK Limited in December 2003 representing an aggregate principal amount at maturity of £2.2 billion and an original subscription price of £606.6 million. The outstanding principal at 26 February 2005 was £455.9 million.

Debt issue costs, which mainly related to facility costs, were being amortised over the term of the facility. The amount charged during the period ended 26 February 2005 was £3.0 million.

As part of the Group's interest rate management strategy a number of interest rate swaps were held with a total notional value of £608.7 million with fixed interest payments varying from 4.9 per cent to 6.0 per cent.

Following the property reorganisation on 21 February 2005 and the deemed disposal of BF Properties (No. 4) Limited, the obligation to repay the Mortgage Facility was transferred to The British Land Company plc (see note 31). The amount outstanding on the Mortgage Facility at this date was £363.5 million.

Lease obligations included property lease obligations secured by a fixed charge over certain of the Group's properties.

i) Finance lease obligations

In 1988 a number of properties with a market value of £42.7 million were sold to certain banks on 125 year leases at peppercorn rentals. The Group subsequently entered into full tenant and landlord repairing sub leases for 125 years. At the financial period ends the following amounts remained outstanding under the leases:

	3 September 2005	4 March 2006	26 February 2005
	£m	*£m*	*£m*
Principal	42.7	42.7	42.7
Accrued interest	16.8	16.3	16.9
Outstanding liability	**59.5**	**59.0**	**59.6**

The rentals payable are structured so as to give the lessors a financing return linked to LIBOR in the first 25 years and, in the following 10 years, a LIBOR linked return together with the repayment of capital. Thereafter, market rentals are payable subject to revision every 5 years. In the early years, the amounts payable are below LIBOR and in the later years are in excess of LIBOR. The financing costs are, however, allocated over the 25 year period so as to achieve an annual funding cost which is consistent with LIBOR. The Group has limited rights up to the 25th year of the leases to vary the terms of the leases to buy out the rental obligations based on the properties' original sales proceeds. The leases are reflected in fixed assets at their cost to the Group. These property lease obligations are secured by a fixed charge over the corresponding Group properties. Other lease obligations relate mainly to vehicles leased under hire purchase contracts.

ii) Maturity of finance leases

The minimum lease payments under finance leases fall due as follows:

	3 September 2005		4 March 2006		26 February 2005	
	Property lease	Other leases	Property lease	Other leases	Property lease	Other leases
	£m	£m	£m	£m	£m	£m
Not later than one year	6.9	1.0	6.9	0.7	5.8	1.4
Later than one year but not more than five years	29.9	1.5	29.9	1.5	28.6	1.1
More than five years	60.3	0.3	60.3	0.2	68.5	—
	97.1	**2.8**	**97.1**	**2.4**	**102.9**	**2.5**
Future charges on finance leases	(37.6)	(0.4)	(38.1)	(0.4)	(43.3)	(0.3)
	59.5	**2.4**	**59.0**	**2.0**	**59.6**	**2.2**

22 Financial instruments

Transitional rules for financial instruments

The Group has elected to take advantage of the exemption in accordance with IFRS 1, which states that a first time adopter need not restate its comparative information in compliance with IAS 32 and IAS 39. The Group has adopted IAS 32 and IAS 39 with effect from 4 September 2005. For the period ended 26 February 2005 and the year ended 3 September 2005, the Group continued to apply UK GAAP, and the following financial instrument disclosures for those periods have been provided in accordance with FRS13 'Derivatives and other financial instruments: disclosures'. The impact of adopting IAS 32 and 39 is shown in note 2.

Financial year ended 3 September 2005

i) Financial instrument information for the financial year ended 3 September 2005

The Financial Risks and Treasury Management information has been disclosed in note 3.

The maturity and interest rate profiles of financial assets and liabilities after taking account of interest rate and currency swaps, swapped from floating to fixed rates, used to manage interest and currency profile were as follows:

	3 September 2005			
	Fixed	Floating	Non-interest bearing	Total
	£m	£m	£m	£m
Sterling borrowings:				
— due within one year	(53.3)	(27.1)	—	(80.4)
— due after one year but no more than two years	(23.4)	(6.8)	—	(30.2)
— due after more than two years but no more than five years	(153.8)	(45.6)	—	(199.4)
— due after more than five years	(1,267.6)	(374.1)	—	(1,641.7)
Financial liabilities	**(1,498.1)**	**(453.6)**	**—**	**(1,951.7)**
Sterling:				
— Cash and cash equivalents	40.4	19.7	2.0	62.1
— Restricted cash	13.3	—	—	13.3
Euro:				
— Cash and cash equivalents	—	1.1	0.1	1.2
Financial assets	**53.7**	**20.8**	**2.1**	**76.6**

The weighted average interest rate on the fixed rate borrowings as at 3 September 2005 was 7.9 per cent including the cost of the guarantee for the 'B' and 'C' Loan Notes, with the weighted average time for which rates are fixed being 3.5 years.

Floating rate borrowings were interest bearing at interest rates based on LIBOR. Sterling and Euro cash deposits were interest bearing at rates based on base rates. Non-interest bearing cash refers to cash in stores.

Floating rate borrowings have been classified as fixed if there were derivative financial instruments hedging the floating rate interest for more than one year. The notional principal amounts and fair values of financial instruments used in interest risk management were as follows:

	3 September 2005		
	Notional principal amount	Book Value	Fair Value
	£m	£m	£m
Primary financial instruments			
Borrowings:			
— due within one year		(80.4)	(80.4)
— due after one year but no more than two years		(30.2)	(30.2)
— due after more than two years but no more than five years		(199.4)	(199.4)
— due after more than five years		(1,641.7)	(1,643.3)
Cash and cash equivalents		76.6	76.6
Derivative financial instruments held to manage interest rate and currency risk			
Interest rate swaps	995.6	—	(21.3)
Interest rate cap	500.0	—	0.8
Forward foreign currency contracts	84.5	—	(0.1)
Net financial liabilities		**(1,875.1)**	**(1,897.3)**

ii) Derivative information for the financial year ended 3 September 2005

Fair values of derivative financial instruments have been calculated at the net present value of future cash flows based on market rates

The Group's principal exposure to movements in exchange rates relate to foreign currency expenditure made by the Group and foreign currency borrowings. The Group uses foreign currency forward contracts, options and swaps to hedge this exposure. As at 3 September 2005, the Group had net monetary liabilities of £19.8 million denominated in US dollars and net monetary assets of £0.4 million denominated in Euros.

Unrecognised gains and losses on instruments used for hedging, and the movements during the financial year, were as follows:

	3 September 2005		
	Gains	Losses	Total net losses
	£m	£m	£m
Unrecognised gains and losses on hedges at 29 August 2004	5.3	(6.2)	(0.9)
Gains and losses arising in previous years that were recognised during the period	(5.3)	5.4	0.1
Gains and losses arising in previous years not recognised during the period	—	(0.8)	(0.8)
Gains and losses arising during the period not recognised during the period	2.2	(22.0)	(19.8)
Unrecognised gains and losses on hedges at 3 September 2005	**2.2**	**(22.8)**	**(20.6)**
Of which:			
Gains and losses expected to be recognised within one year	1.4	(1.5)	(0.1)
Gains and losses expected to be recognised after more than one year	0.8	(21.3)	(20.5)
	2.2	**(22.8)**	**(20.6)**

All the unrecognised losses on the hedging instruments detailed above were expected to be fully matched by gains on the hedged transactions.

iii) Borrowing facilities for the financial year ended 3 September 2005

The Group has £72.3 million under the Senior Term Loan Tranche 'A' facility which was undrawn at 3 September 2005, this facility can only be drawn to repay the current outstanding 'B' and 'C' loan notes.

Under the Senior Term Loan agreement a £150 million multi currency revolving credit facility exists. The facility expires on 31 May 2012. As at 3 September 2005 £141.6 million remains undrawn under this facility.

Both of these facilities incur commitment fees at market rate.

Financial period ended 4 March 2006

As previously stated, the Group has adopted IAS 32 and IAS 39 with effect from 4 September 2005. The following disclosures for the financial period ended 4 March 2006 are made in accordance with those standards.

The Financial Risks and Treasury Management information has been disclosed in note 3. The impact of adopting IAS 32 and 39 is shown in note 2.

The notional principal amounts and fair values of financial instruments used in interest risk management were as follows:

	4 March 2006		
	Notional principal amount	Book Value	Fair Value
	£m	*£m*	*£m*
Primary financial instruments			
Borrowings:			
— due within one year		(84.6)	(85.0)
— due after one year but no more than two years		(47.2)	(47.2)
— due after more than two years but no more than five years		(255.0)	(255.0)
— due after more than five years		(1,549.6)	(1,549.6)
Cash and cash equivalents		159.0	159.0
Derivative financial instruments held to manage interest rate and currency risk			
Interest rate swaps	990.1	(7.4)	(7.4)
Interest rate cap	500.0	1.2	1.2
Forward foreign currency contracts	94.5	0.5	0.5
Net financial liabilities		**(1,783.1)**	**(1,783.5)**

Net fair values of derivative financial instruments

	4 March 2006 Assets	4 March 2006 Liabilities
	£m	£m
Current		
Interest rate swaps — cash flow hedges	—	(0.7)
Forward foreign currency contracts — cash flow hedges	0.3	(0.5)
Forward foreign currency contracts — held for trading	0.8	(0.1)
	1.1	**(1.3)**
Non-current		
Interest rate swaps — cash flow hedges	1.1	(7.8)
Interest rate caps — cash flow hedges	1.2	—
	2.3	**(7.8)**
Total	**3.4**	**(9.1)**

The net fair value losses at 4 March 2006 on open forward foreign exchange contracts that hedge the foreign currency risk of anticipated future inventory purchases are £0.2 million. This will be recycled and adjusted against the initial measurement of the acquisition cost of inventory over the next 9 months.

Forward exchange contracts designated as cash flow hedges are reclassified to 'assets held for trading' when the underlying forecast transaction is crystallised on the balance sheet as inventory. During the period there were no contracts reclassified to 'assets held for trading' due to cash flow hedges being ineffective.

Interest rate swaps

The notional principal amount of interest rate swaps outstanding at 4 March 2006 was £1,490.1 million. The Group's interest rate swaps swap from floating rates to fixed rates.

The fair value of interest rate swaps has been calculated as the present value of the estimated future cash flows.

The Group's interest rate swaps mature as follows:

Counter party	Notional	Rate	Maturity
	£m	%	
Other interest rate swap	990.1	4.477 – 5.373	30 November 2006 to 30 November 2011
Morgan Stanley cap	500.0	5.000	31 May 2008

The net losses on these swaps deferred in equity will reverse through interest in the income statement over the life of the swaps.

The fair value of the Group's interest rate swaps reported as assets and liabilities at 4 March 2006, excluding any accrued interest, were £2.3 million and £8.3 million respectively.

Fair value of non derivative financial assets and liabilities

Where market values are not available, the fair value of financial assets and financial liabilities have been calculated by discounting future expected cashflows at prevailing interest rates and by applying year end exchange rates. The carrying amounts of short-term borrowing is approximate to fair value.

	4 March 2006	
	Book Value	Fair Value
	£m	£m
Fair value of other financial assets and financial liabilities		
Available for sale investments (note 16)	8.2	8.2

Maturity and interest rate profiles of financial assets and liabilities

The maturity and interest rate profiles of financial assets and liabilities after taking account of interest rate and currency swaps, swapped from floating to fixed rates, used to manage interest and currency profile were as follows:

	4 March 2006			
	Fixed	Floating	Non-interest bearing	Total
	£m	£m	£m	£m
Sterling borrowings:				
— due within one year	(60.4)	(24.2)	—	(84.6)
— due after one year but no more than two years	(36.7)	(10.5)	—	(47.2)
— due after more than two years but no more than five years	(197.6)	(57.4)	—	(255.0)
— due after more than five years	(1,197.4)	(352.2)	—	(1,549.6)
Financial liabilities	**(1,492.1)**	**(444.3)**	**—**	**(1,936.4)**
Sterling:				
— Cash at bank and in hand	143.2	11.9	2.2	157.3
Euro:				
— Cash at bank and in hand	—	1.6	0.1	1.7
Financial assets	**143.2**	**13.5**	**2.3**	**159.0**

Debt issue costs of £34.8 million are excluded from the financial liabilities above.

Fair value of non derivative financial assets and liabilities

The weighted average interest rate on the fixed rate borrowings as at 4 March 2006 was 8.0 per cent including the cost of the guarantee for the 'B' and 'C' Loan Notes, with the weighted average time for which rates are fixed being 3.0 years. Floating rate borrowings are interest bearing at interest rates based on LIBOR. Sterling and Euro cash deposits are interest bearing at rates based on base rates. Non-interest bearing cash refers to cash in stores.

Floating rate borrowings have been classified as fixed if there were derivative financial instruments hedging the floating rate interest for more than one year.

Borrowing facilities for the financial period ended 4 March 2006

The Group has £71.5 million under the Senior Term Loan Tranche 'A' facility which was undrawn at 4 March 2006, this facility can only be drawn to repay the current outstanding 'B' and 'C' loan notes.

Under the Senior Term Loan agreement a £150 million multi currency revolving credit facility exists. The facility expires on 31 May 2012. As at 4 March 2006 £141.0 million remains undrawn under this facility.

Both of these facilities incur commitment fees at market rate.

Senior Term Loan Restrictive Covenants

The Senior Term Loan includes a covenant that relates to the successful listing of any shares on the London Stock Exchange or any other securities market. The facilities agreement states that the proceeds on a successful listing should be used to repay the Term Loans so that the 'Net Debt' to 'Earnings Before Interest Tax, Depreciation and Amortisation' is no greater than 3.5:1 based on the quarter day immediately prior to the listing. The mandatory payment under a listing is the lower of Net Proceeds (after fees, expenses and tax) and the Net Debt ratio stated above. The mandatory payment can be used to repay either Tranche A, B or C.

Market price risk

The Group monitors interest rate risk and foreign exchange risk by determining the effect on profit of a range of possible changes in interest rates and foreign exchange rates. The range of changes chosen reflects the Group's view of changes that are possible over the financial period.

Assuming no changes in the borrowings and interest rate swaps described above, it is estimated that a rise of 1 per cent in interest rates would have reduced pre-tax profits for the period 4 March 2006 by £4.6 million. Similarly, assuming no changes in the volumes of imports described above, it is estimated that a 5 per cent decrease in the value of sterling against relevant foreign currencies would have reduced profits for the period by £3.0 million before accounting for any offset from renegotiated supplier contracts and alternative sourcing locations.

Financial period ended 26 February 2005

i) Financial instrument information for the financial period ended 26 February 2005

The Financial Risks and Treasury Management information has been disclosed in note 3. The maturity and interest rate profiles of financial assets and liabilities after taking account of interest rate and currency swaps, swapped from floating to fixed rates, used to manage interest and currency profiles were as follows:

	26 February 2005			
	Fixed	**Floating**	**Non-interest bearing**	**Total**
	£m	*£m*	*£m*	*£m*
Sterling borrowings:				
— due within one year	(8.4)	(13.2)	—	(21.6)
— due after one year but no more than two years	(25.3)	(14.2)	—	(39.5)
— due after more than two years but no more than five years	(150.3)	(84.6)	—	(234.9)
— due after more than five years	(900.7)	(149.2)	—	(1,049.9)
Euro borrowings:				
— due after more than five years	(118.8)	—	—	(118.8)
Financial liabilities	**(1,203.5)**	**(261.2)**	**—**	**(1,464.7)**
Sterling:				
— Cash and cash equivalents	291.5	9.6	2.1	303.2
Euro:				
— Cash and cash equivalents	—	3.8	0.1	3.9
Financial assets	**291.5**	**13.4**	**2.2**	**307.1**

The weighted average interest rate on the fixed rate borrowings as at 26 February 2005 was 10.1 per cent. The weighted average time for which rates are fixed being 6.3 years. Floating rate borrowings were interest bearing at

interest rates based on LIBOR. Sterling and Euro cash deposits were interest bearing at rates based on base rates. Non-interest bearing cash refers to cash in stores.

Floating rate borrowings have been classified as fixed if there were derivative financial instruments hedging the floating rate interest for more than one year.

The notional principal amounts and fair values of financial instruments used in interest risk management were as follows:

	26 February 2005		
	Notional principal amount	Book Value	Fair Value
	£m	*£m*	*£m*
Primary financial instruments			
Borrowings:			
— due within one year		(21.6)	(21.6)
— due after one year but no more than two years		(39.5)	(39.5)
— due after more than two years but no more than five years		(234.9)	(234.9)
— due after more than five years		(1,168.7)	(1,220.3)
Cash and cash equivalents		307.1	307.1
Derivative financial instruments held to manage interest rate and currency risk			
Interest rate swaps	417.7	—	(3.1)
Coupon swap	115.4	—	0.4
Forward foreign currency contracts	56.8	—	(2.8)
Net financial liabilities		**(1,157.6)**	**(1,214.7)**

ii) Derivative information for the financial period ended 26 February 2005

Fair values of derivative financial instruments have been calculated at the net present value of future cash flows based on market rates.

The Group's principal exposure to movements in exchange rates relate to foreign currency expenditure made by the Group and foreign currency borrowings. The Group uses foreign currency forward contracts, options and swaps to hedge this exposure. As at 26 February 2005, the Group had net monetary liabilities of £14.4 million denominated in US dollars and net monetary liabilities of £115.7 million denominated in Euros.

Unrecognised gains and losses on instruments used for hedging, and the movements during the financial period, were as follows:

	26 February 2005		
	Gains	Losses	Total net losses
	£m	£m	£m
Unrecognised gains and losses on hedges at 29 August 2004	5.3	(6.2)	(0.9)
Gains and losses arising in previous years that were recognised during the period	(4.1)	4.4	0.3
Gains and losses arising in previous years not recognised during the period	1.2	(1.8)	(0.6)
Gains and losses arising during the period not recognised during the period	0.5	(5.4)	(4.9)
Unrecognised gains and losses on hedges at 26 February 2005	**1.7**	**(7.2)**	**(5.5)**
Of which:			
Gains and losses expected to be recognised within one year	0.1	(2.9)	(2.8)
Gains and losses expected to be recognised after more than one year	1.6	(4.3)	(2.7)
	1.7	**(7.2)**	**(5.5)**

All the unrecognised losses on the hedging instruments detailed above were expected to be fully matched by gains on the hedged transactions.

iii) Borrowing facilities for the financial period ended 26 February 2005

At 26 February 2005 the Group had an undrawn £125 million multi-currency revolving credit facility in respect of which all conditions precedent had been met.

23 Retirement benefit obligation

During the period under review those Debenhams employees who were eligible on the basis of age, contractual hours and length of service were entitled to be members of the Group's UK pension schemes. These schemes are of the funded, defined benefit type, the assets of which are held in separate trustee administered funds.

On refinancing in May 2005, it was agreed that £47.4 million of additional contribution would be paid to the Debenhams defined benefit pension schemes. Initial payment of £29.4 million was initially made on 26 May 2005, the date of initial draw down of the funds. This will be followed by three payments of £5.0 million, £6.0 million and £7.0 million respectively on the following three anniversaries of the initial draw down date.

The most recent actuarial valuations of the Debenhams Retirement Scheme and the Debenhams Executive Employment Plan were at 31 March 2005.

Actuarial valuations of the Group's pension schemes using the projected unit basis were carried out at 31 March 2005, and updated as at each relevant period end for the purposes of IAS 19 'Employee benefits', by Watson Wyatt, a qualified independent actuary. The major assumptions used by the actuaries were:

	3 September 2005	4 March 2006	26 February 2005
	per annum %	*per annum* %	*per annum* %
Inflation assumption	2.60	2.80	2.75
General salary and wage increase	3.60	3.75	4.25
Rate of increase in pension payments and deferred payments	2.60	2.80	2.75
Pension increase rate	2.60	2.80	2.75
Discount rate	5.00	4.80	5.40

The expected return on scheme assets is based on market expectations at the beginning of the period for return over the entire life of the benefit obligation.

	3 September 2005		4 March 2006		26 February 2005	
	Long term rate of return expected	Value	Long term rate of return expected	Value	Long term rate of return expected	Value
	per annum %	*£m*	*per annum* %	*£m*	*Per annum* %	*£m*
Assets						
Equities	8.00	287.0	8.00	307.0	8.00	231.9
Bonds	4.30	149.3	4.30	182.2	4.90	152.8
Cash and other assets	3.60	17.3	3.60	14.8	3.75	3.8
Total market value of assets		**453.6**		**504.0**		**388.5**
Present value of scheme liabilities		(463.0)		(511.6)		(445.2)
Deficit in scheme		**(9.4)**		**(7.6)**		**(56.7)**

Assumptions regarding future mortality experiences are based on the mortality tables shown below. Allowance is made for future improvements to the assumed current rates of mortality that which have a financial effect equivalent to a 0.25 per cent per annum reduction in the discount rate used to value liabilities.

	3 September 2005	4 March 2006	26 February 2005
	Male & female	*Male & female*	*Male & female*
Debenhams Retirement Scheme	PMA92C05+2	PMA92C06+2	PMA92C05+2
Debenhams Executive Pension plan	PMA92C05+1	PMA92C06+1	PMA92C05+1

The actual return on plan assets was as follows:

	3 September 2005	4 March 2006	26 February 2005
	£m	*£m*	*£m*
Return on plan assets	30.0	49.7	34.9

The amounts recognised in the income statement were as follows:

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	*£m*	*£m*
Current service cost	14.1	8.7	7.1
Past service cost	0.4	—	0.4
Interest on pension scheme liabilities	22.7	11.3	11.4
Expected return on pension scheme assets	(24.7)	(14.6)	(12.0)
Total included within staff costs (note 9)	**12.5**	**5.4**	**6.9**

The total charge has been included were as follows:

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	*£m*	*£m*
Cost of sales	10.6	4.6	5.9
Distribution costs	0.7	0.3	0.3
Administrative expenses	1.2	0.5	0.7
Total charge	**12.5**	**5.4**	**6.9**

Changes in the present value of the defined benefit obligations were as follows:

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Present value of obligation at start of period	401.2	463.0	401.2
Interest on pension scheme liabilities	22.7	11.3	11.4
Current service costs	14.1	8.7	7.1
Actual member contributions	2.8	1.4	1.4
Actual benefits payments by the fund	(15.7)	(6.1)	(7.9)
Past service costs	0.4	—	0.4
Losses on change of assumptions	34.7	36.5	31.1
Experience losses/(gains)	2.8	(3.2)	0.5
Present value of obligation at end of period	**463.0**	**511.6**	**445.2**

Changes in the fair value of pension scheme assets are as follows:

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Fair value in pension scheme assets at start of period	353.8	453.6	353.8
Benefits paid	(15.7)	(6.1)	(7.9)
Contributions	44.8	7.3	7.7
Expected return on pension scheme assets	24.7	14.6	12.0
Actuarial gains	46.0	34.6	22.9
Fair value of plan assets at end of period	**453.6**	**504.0**	**388.5**

Movement in deficit during the period

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Deficit in the schemes at start of period	(47.4)	(9.4)	(47.4)
Movement in year:			
Pension charge	(12.5)	(5.4)	(6.9)
Contributions	42.0	5.9	6.3
Actuarial gain/(loss)	8.5	1.3	(8.7)
Deficit in the schemes at end of period	**(9.4)**	**(7.6)**	**(56.7)**

Actuarial gains and losses recognised in equity:

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Net actuarial gains/(losses) recognised in the period	8.5	1.3	(8.7)

History of experience gains and losses

	28 August 2004	3 September 2005	4 March 2006	26 February 2005
Difference between the expected and actual return on scheme assets:	£3.1m	£46.0m	£34.6m	£22.9m
Percentage of scheme assets	0.9%	10.1%	6.9%	5.9%
Experience gains/(losses) on scheme liabilities:	£(1.9)m	£(2.8)m	£3.2m	£(0.5)m
Percentage of the present value of scheme liabilities	(0.5)%	(0.6)%	0.6%	(0.1)%
Total actuarial (loss)/gain recognised in statement of recognised income and expenses:	£11.2m	£8.5m	£1.3m	£(8.7)m
Percentage of the present value of scheme liabilities	2.7%	1.8%	0.3%	(2.0)%

Debenhams Stakeholder Pension Scheme

The stakeholder pension scheme was established in April 2005. The contributions made to the scheme during the year ended 3 September 2005 and the period ended 4 March 2006 were £0.1 million in aggregate.

24 Deferred tax assets and liabilities

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30%.

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Deferred tax assets	58.9	65.1	63.9
Deferred tax liabilities	(73.8)	(78.2)	(79.0)
	(14.9)	**(13.1)**	**(15.1)**

Deferred tax assets have been recognised in respect of all tax losses and other temporary differences giving rise to deferred tax assets because it is probable that these assets will be recovered.

Financial year ended 3 September 2005 and period ended 4 March 2006

The movement on the deferred tax account is as shown below:

Assets	Developers contribution received	Fair value gains	Retirement benefit	Other provisions	Share based payments	Total
	£m	£m	£m	£m	£m	£m
At 29 August 2004	35.1	2.6	14.2	4.6	0.8	**57.3**
Credited/(charged) to the income statement	(1.5)	(1.3)	(2.2)	3.9	1.8	**0.7**
Charged to the statement of recognised income and expenses	—	—	(2.5)	—	—	**(2.5)**
Credited to equity	—	—	—	—	3.4	**3.4**
At 3 September 2005	**33.6**	**1.3**	**9.5**	**8.5**	**6.0**	**58.9**
Adoption of IAS 32 and IAS 39	—	5.4	—	—	—	**5.4**
At 4 September 2005	**33.6**	**6.7**	**9.5**	**8.5**	**6.0**	**64.3**
Credited/(charged) to the income statement	0.3	(0.3)	(0.9)	3.5	2.8	**5.4**
Charged to the statement of recognised income and expenses	—	—	(0.4)	—	—	**(0.4)**
Charged to equity	—	(4.2)	—	—	—	**(4.2)**
At 4 March 2006	**33.9**	**2.2**	**8.2**	**12.0**	**8.8**	**65.1**

Liabilities	Accelerated tax depreciation	Other	Fair value gains	Total
	£m	£m	£m	£m
At 29 August 2004	(98.9)	(0.4)	(18.3)	**(117.6)**
Charged to the income statement	25.1	0.4	18.3	**43.8**
At 3 September 2005	**(73.8)**	—	—	**(73.8)**
Credited to the income statement	(4.4)	—	—	**(4.4)**
At 4 March 2006	**(78.2)**	—	—	**(78.2)**

Financial period ended 26 February 2005

The movement on the deferred tax account is as shown below:

Assets	Developers contribution received	Fair value gains	Retirement benefit	Other provisions	Share based payments	Total
	£m	£m	£m	£m	£m	£m
At 29 August 2004	35.1	2.6	14.2	4.6	0.8	**57.3**
Credited/(charged) to the income statement	(0.1)	—	0.2	1.4	0.1	**1.6**
Credited to the statement of recognised income and expenses	—	—	2.6	—	—	**2.6**
Credited to equity	—	—	—	—	2.4	**2.4**
At 26 February 2005	**35.0**	**2.6**	**17.0**	**6.0**	**3.3**	**63.9**

Liabilities	Accelerated tax depreciation	Other	Fair value gains	Total
	£m	£m	£m	£m
At 29 August 2004	(98.9)	(0.4)	(18.3)	**(117.6)**
Credited to the income statement	19.9	0.4	18.3	**38.6**
At 26 February 2005	**(79.0)**	—	—	**(79.0)**

The deferred income tax charged to equity during the financial periods was as follows:

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Fair value reserves in shareholders equity:			
— Adoption of IAS 32 and IAS 39	—	5.4	—
— Hedging reserve	—	(4.2)	—
Deferred tax on pension schemes	(2.5)	(0.4)	2.6
Deferred tax on share based payments	3.4	—	2.4
	0.9	**0.8**	**5.0**

Deferred income tax liabilities have not been recognised for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. The Group is able to control the timing of the remittance of such earnings and it is not probable that any such remittance will take place in the foreseeable future.

The unremitted earnings at the financial period ends were as follows:

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Unremitted earnings	**9.5**	**13.3**	**8.5**

Unrecognised losses

As at 26 February 2005, 3 September 2005 and 4 March 2006 the Group has not provided deferred tax for capital losses of £7.1 million, trading losses of £8.7 million and non-trade losses of £1.3 million. These remain unprovided as it is not anticipated that the Group will make qualifying profits against which these may be offset.

25 Other non-current liabilities

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Other liabilities	**158.8**	**175.5**	**149.7**

Included within other liabilities are lease incentives received from landlords either through initial contributions or rent-free periods. These incentives are being credited to the income statement on a straight-line basis over the term of the lease.

26 Provisions for liabilities and charges

	Taxation provisions	Vacant properties	Closure provisions	Other provisions	Total
	£m	£m	£m	£m	£m
At 29 August 2004	2.6	0.5	5.4	4.5	**13.0**
Charged to the income statement	—	0.7	0.8	—	**1.6**
Utilised during the financial period	(2.6)	—	(1.3)	(1.4)	**(5.4)**
At 3 September 2005	—	**1.2**	**4.9**	**3.1**	**9.2**
Utilised during the financial period	—	(0.1)	(0.7)	(0.4)	**(1.2)**
At 4 March 2006	—	**1.1**	**4.2**	**2.7**	**8.0**

	Taxation provisions	Vacant properties	Closure provisions	Other provisions	Total
	£m	£m	£m	£m	£m
At 29 August 2004	2.6	0.5	5.4	4.5	**13.0**
Utilised during the financial period	(2.6)	(0.1)	(0.4)	(0.8)	**(3.9)**
At 26 February 2005	—	**0.4**	**5.0**	**3.7**	**9.1**

Provisions have been analysed between current and non current as follows:

	3 September 2005	4 March 2006	26 February 2005
	£m	£m	£m
Current	6.8	6.0	6.4
Non current	2.4	2.0	2.7
	9.2	**8.0**	**9.1**

Taxation provision

The taxation provision represents potential liabilities surrounding the VAT treatment of intra-group transactions.

Vacant properties

Provision for vacant properties represents the residual lease commitments, after taking into account existing sub-lease arrangements, in respect of three properties and will mainly be utilised over the remaining term of the leases which expire in March 2007, August 2009 and September 2009 respectively.

Closure provision

The termination of a number of operations resulted in closure costs predominantly related to the closure of all remaining own bought media outlets, the cessation of the Group's mail order catalogue and the closure of distribution outlets. This provision is short-term in nature.

Other provisions

The majority of the Group's other provisions relate to dilapidations on properties based upon the Directors best estimate of the Group's future liability. The remainder of the other provisions, none of which are individually significant, represent the best estimate of the expenditure required to settle present obligations in respect of other liabilities. These provisions are short-term in nature.

27 Share capital

Debenhams plc

	3 September 2005	4 March 2006
	£	£
Authorised		
10,000,000 Ordinary shares of £0.001 each	10,000	10,000
100,000 Governance shares of £0.01 each	1,000	1,000
3 Subscriber shares of £1 each	3	3
	11,003	**11,003**
Called up, allotted and fully paid		
10,000,000 Ordinary shares of £0.001 each	10,000	10,000
100,000 Governance shares of £0.01 each	1,000	1,000
3 Subscriber shares of £1 each	3	3
	11,003	**11,003**

Baroness Group Holdings Limited

	26 February 2005
	£
Authorised	
10,000 Ordinary shares of £1 each	**10,000**
Called up, allotted and fully paid	
10,000 Ordinary shares of £1 each	**10,000**

Movements in share capital

	Number of shares	£
At 28 August 2004 and at 26 February 2005 — Baroness Group Holdings Limited	10,000	10,000
Eliminated on 2005 Acquisition	(10,000)	(10,000)
Issue of Debenhams plc Subscriber shares	3	3
Share for share exchange	10,100,000	11,000
At 3 September 2005 and at 4 March 2006 — Debenhams plc	**10,100,003**	**11,003**

Financial year ended 3 September 2005 and financial period ended 4 March 2006

As part of the 2005 Acquisition, the shareholders of Baroness Group Holdings Limited, received shares and loan notes in the Company in exchange for their shareholding in Baroness Group Holdings Limited.

The Company was incorporated on 10 May 2005, at which time the subscriber shares were issued. As part of the 2005 Acquisition, 10,000,000 Ordinary shares and 100,000 Governance shares were issued.

The Ordinary shares, which do not carry voting rights, were issued on 24 May 2005 on the legal acquisition of Baroness Group Holdings Limited. Shareholders are entitled to receive dividends in proportion to the nominal value of their holding of shares. In the event of a winding up, shareholders are entitled to receive the amount paid in respect of their nominal value together with any surplus so arising in proportion to the number of Ordinary shares held. The holders of ordinary shares are not entitled to attend or speak at general meetings of members.

The Governance shares, which carry voting rights, were issued on 24 May 2005 on the legal acquisition of Baroness Group Holdings Limited. Shareholders are not entitled to receive dividends. In the event of a winding up, shareholders are entitled to receive the amount paid in respect of their nominal value together with any surplus so arising in proportion to the number of Governance shares held. The holders of Governance shares are entitled to attend and vote at general meetings of members.

Financial year ended 3 September 2005 and financial period ended 4 March 2006

The subscriber shares, which do not carry voting rights, were issued on incorporation at £1.00 per share. Following the issue of Governance and Ordinary shares the Subscriber shareholders are no longer entitled to a dividend. In the event of a winding up, the Subscriber shareholders are entitled to receive the amount paid in respect of the nominal value of their shareholding. The holders of Subscriber shares are not entitled to attend or speak at a general meeting.

Financial period ended 26 February 2005

Baroness Group Holdings Limited was incorporated on 4 September 2003 in Jersey, with an authorised share capital of £10,000 of which £10,000 was allotted and fully paid.

Employee Share Trust — Interest in Share capital

The number of ordinary units in Baroness Group Limited Partnership and Ordinary shares in the Company held by the Debenhams Retail Employee Trust 2004 and the Baroness Employee Limited Partnership, in connection with the Group's employee share option/ownership plans described below, were as follows:

	3 September 2005 Ordinary shares[(2)]	4 March 2006 Ordinary shares[(2)]	26 February 2005 Ordinary units[(1)]
Debenhams Retail Employee Trust 2004	216,928	216,928	20,711
Baroness Employee Limited Partnership	377,913	368,330	59,485
	594,841	**585,258**	**80,196**

Note: (1) Ordinary units in Baroness Group Limited Partnership (2) Ordinary shares in Debenhams plc

Share based payments

The Group operated two employee share option/ownership plans during the financial periods, both of which are described below.

i) The Employee Option Plan

The Employee Option Plan was introduced in September 2004 and options over units in the Baroness Group Limited Partnership were awarded to certain management of the Group.

On 16 May 2005, the Baroness Group Limited Partnership was dissolved and its members received 9.9999 shares in Baroness Group Holdings Limited for each ordinary unit held. On 24 May 2005, the Company acquired the entire share capital of Baroness Group Holdings Limited through a share for share exchange. The shareholders in Baroness Group Holdings Limited received shares and loan notes in the Company in exchange for their shareholding in Baroness Group Holdings Limited. The loan notes issued by the Company were issued to shareholders in direct proportion to their initial shareholding in Baroness Group Holdings Limited. The Debenhams Retail Employee Trust 2004 received 'A' loan notes of £12.8 million as a result of this exchange, which were immediately repaid.

The scheme rules in respect of the options were modified for the above transactions, and the options previously granted in respect of units in Baroness Group Limited Partnership were modified to relate to both the shares and 'A' loan notes of the new parent company of the Group, Debenhams plc. For accounting purposes, this was treated as the modification of the original equity-settled share-based payment, with the newly created loan note element of the award being treated as a cash-settled share-based payment. The expense in relation to the options has therefore been calculated in two parts, relating to both the continuing equity-settled element of the award and the cash-settled element arising as a result of the 2005 Acquisition. There was no change in the total fair value of the award as a result of the modification.

Options are awarded at the discretion of the Group's Remuneration Committee and can be awarded to any employee within the Group at any point in time during each financial period. The contractual life of the options is 10 years. The condition associated with the award of the options is that the recipients must be employed by the Group on flotation or sale. The options will vest either on flotation or sale of Debenhams plc.

At the date of grant in September 2004 the options were valued using a Black-Scholes option pricing model. The fair value per option granted and the assumptions used in the calculation were as follows:

	Date of grant
Number of employees	327
Expected volatility	15.1%
Expected life (months)	51
Risk free interest rate	4.7%
Expected dividends expresses as a dividend yield	—
Possibility of ceasing employment before vesting	—
Fair value per ordinary unit in Baroness Group Limited Partnership (£)	105.75
Fair value per option — equity element (£ per option)	0.182

The expected volatility is based on the FTSE All Share Consumer Service Index, which comprises 124 members, over the last three years. The vesting period is the estimated period from the date of grant to the expected date of the Group's flotation. As at 3 September 2005 and 4 March 2006, the expected date of flotation was May 2006. The expected life is the average expected period to exercise. The risk free interest rate is based on a 4.5 year gilt rate bond at the time the options were issued. The dividend yield is assumed to be nil as neither the equity component nor the debt element of the underlying option securities are expected to pay out dividends or coupons over their life. All of the options have an exercise price of either 0.2 pence or £1.20. The charge in respect of the equity-settled element of the options is being recognised in the income statement over the vesting period from the date of grant to the expected date of flotation.

The value of the cash-settled element of the award is the value attributable to the 'A' loan notes under option. As part of the 2005 Acquisition the 'A' Loan Notes of £12.8 million which were issued to the Debenhams Retail Employee Trust 2004 were immediately repaid in full on 26 May 2005. On settlement of the options, the option holders will receive shares with a value equal to the value of the 'A' Loan Notes issued to the Debenhams Retail Employee Trust 2004 on the option holders' behalf. The modification has resulted in a charge to the income statement that relates to the 'A' Loan Notes that have been allocated to employees, rather than the total received by the Debenhams Retail Employee Trust 2004. The charge is being spread over the vesting period, being from the date of the original grant to the expected date of flotation of Debenhams plc in May 2006. As a result of the modification £2.6 million (net of tax) of the charge was recognised directly in equity in the year ended 3 September 2005, in respect of the period from the date of grant to the date of the modification and £1.7 million (net of tax) was recognised directly in equity in the 26 weeks ended 26 February 2005. From the date of the modification in May 2005, the charge has been recognised in the income statement.

A reconciliation of movements in the options issued by the Debenhams Retail Employee Trust 2004 over the financial periods to 4 March 2006 is shown below:

	26 weeks to 26 February 2005	**36 weeks from 29 August 2004 to 24 May 2005**	**17 weeks from 24 May 2005 to 3 September 2005**	**26 weeks to 4 March 2006**
	Number	*Number*	*Number*	*Number*
Outstanding at start of the financial period	—	—	143,189	142,954
Granted	15,322	15,652	4,615	4,167
Forfeited	(755)	(1,332)	(4,850)	(7,445)
Outstanding at the end of the financial period (*)	14,567	14,320	142,954	139,676
Converted on 16 May 2005	N/A	143,189	N/A	N/A

* As stated above on 16 May 2005 one ordinary unit in Baroness Group Limited Partnership was exchanged for 9.9999 shares in Baroness Group Holdings Limited. Prior to the conversion, certain employees held options over fractions of ordinary units in Baroness Group Limited Partnership whereas following the exchange, options could only be held over a whole number of shares.

ii) Baroness Employee Limited Partnership (BELP)

In June 2004, senior management of the Group were invited by the Remuneration Committee to invest in the Group through the purchase of units in the Baroness Employee Limited Partnership which in turn invested in the Baroness Limited Partnership. Management purchased their holding in the Baroness Group Limited Partnership at fair value and therefore no equity based costs arose in relation to these awards. The partnership is closed to new entrants.

On 16 May 2005, the Baroness Group Limited Partnership was dissolved and its members received 9.9999 shares in Baroness Group Holdings Limited for each ordinary unit held. These shares were subsequently exchanged for shares and loan notes issued by the Company. In the case of the Baroness Employee Limited Partnership, a share in Baroness Group Holdings Limited was exchanged for a share and a 'C' loan note in the Company.

In total, 'C' loan notes of £22.3 million were issued to the BELP. For accounting purposes, this resulted in the modification of the original equity-settled share-based payment, with the newly created loan note element of the award being treated as a cash-settled share-based payment. The total value of the cash-settled element of the award is the value attributable to the 'C' Loan Notes of £22.3 million issued to BELP and the charge is being spread over the vesting period, being from the date of the original investment to the expected date of floatation in May 2006. As a result of the modification £8.5 million of the charge was recognised directly in equity in the year ended 3 September 2005, in respect of the period from the date of grant to the date of the modification and £5.9 million was recognised directly in equity in the 26 weeks ended 26 February 2005. From the date of the modification in May 2005, the charge has been recognised in the income statement. There was no incremental change in the fair value of the award as a result of the modification.

(iii) Share based payments charge

The total charge to the income statement relating to all equity based share based payment transactions were:

	53 weeks to 3 September 2005	26 weeks to 4 March 2006	26 weeks to 26 February 2005
	£m	£m	£m
Equity settled element — DRET[1]	0.9	0.6	0.2
Cash settled element — 'A' Loan Notes	1.4	2.6	—
Cash settled element — 'C' Loan Notes	3.3	5.6	—
Charge for the period	**5.6**	**8.8**	**0.2**

(1) The Credit entry in respect of the equity settled element has been recognised in retained earnings.

The following amounts were charged directly to equity as a result of the modification of the awards as a result of the 2005 Acquisition.

	53 weeks to 3 September 2005	26 weeks to 4 March 2006	26 weeks to 26 February 2005
	£m	£m	£m
Cash settled element — 'A' Loan Notes	3.6	—	2.5
Cash settled element — 'C' Loan Notes	8.5	—	5.9
	12.1	**—**	**8.4**

28 Consolidated Statement of changes in shareholders' equity

Financial year ended 3 September 2005 and period ended 4 March 2006

	Share capital	Share premium	Retained earnings	Merger reserve	Reverse acquisition reserve	Hedging reserve	Other reserve	Total
	£m	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*
Balance at 29 August 2004	**—**	**1.0**	**(211.5)**	**—**	**—**	**—**	**—**	**(210.5)**
Retained profit for the financial period	—	—	126.8	—	—	—	—	126.8
Actuarial gain in pension schemes (note 23)	—	—	8.5	—	—	—	—	8.5
Movement in deferred tax relating to pension schemes (note 24)	—	—	(2.5)	—	—	—	—	(2.5)
Total recognised income for the financial period	**—**	**—**	**132.8**	**—**	**—**	**—**	**—**	**132.8**
Acquisition by Debenhams plc	—	(1.0)	—	1,200.9	(1,199.9)	—	—	—
Employee share ownership plans (net of tax)	—	—	(7.8)	—	—	—	—	(7.8)
26 May 2005 refinancing								
— Appropriation	—	—	(589.2)	—	—	—	—	(589.2)
— 'A' Loan Notes held by Debenhams Retail Employee Trust 2004	—	—	12.8	—	—	—	—	12.8
— 'C' Loan Notes held by Baroness Employee Limited Partnership	—	—	22.3	—	—	—	—	22.3
At 3 September 2005	**—**	**—**	**(640.6)**	**1,200.9**	**(1,199.9)**	**—**	**—**	**(639.6)**
Adoption of IAS 32 and IAS 39	—	—	2.3	—	—	(14.9)	1.0	(11.6)
At 4 September 2005	**—**	**—**	**(638.3)**	**1,200.9**	**(1,199.9)**	**(14.9)**	**1.0**	**(651.2)**
Retained profit for the financial period	—	—	54.7	—	—	—	—	54.7
Actuarial gain in pension schemes (note 23)	—	—	1.3	—	—	—	—	1.3
Movement in deferred tax relating to pension schemes (note 24)	—	—	(0.4)	—	—	—	—	(0.4)
Cash flow hedges:								
— net fair value gains (net of tax)	—	—	—	—	—	12.1	—	12.1
— recycled and adjusted against the initial measurement of the acquisition cost of inventory	—	—	—	—	—	(2.0)	—	(2.0)
— reclassified and reported in net profit	—	—	—	—	—	(0.3)	—	(0.3)
Total recognised income for the financial period	**—**	**—**	**55.6**	**—**	**—**	**9.8**	**—**	**65.4**
Employee share ownership plans (net of tax)	—	—	0.6	—	—	—	—	0.6
Balance at 4 March 2006	**—**	**—**	**(582.1)**	**1,200.9**	**(1,199.9)**	**(5.1)**	**1.0**	**(585.2)**

Financial period ended 26 February 2005

	Share capital	Share premium	Retained earnings	Total
	£m	*£m*	*£m*	*£m*
At 29 August 2004	—	1.0	(211.5)	(210.5)
Retained profit for the financial period	—	—	186.7	186.7
Actuarial loss in pension schemes (note 23)	—	—	(8.7)	(8.7)
Movement in deferred tax relating to pension schemes (note 24)	—	—	2.6	2.6
Total recognised income/(expense) for the financial period	**—**	**1.0**	**(30.9)**	**(29.9)**
Employee share ownership plans (net of tax)	—	—	(5.8)	(5.8)
At 26 February 2005	**—**	**1.0**	**(36.7)**	**(35.7)**

Merger reserve

The merger reserve of £1,200.9 million exists as a result of the 2005 Acquisition. The merger reserve represents the difference between both the nominal value of the share capital and loan notes issued by the Company and the fair value of Baroness Group Holdings Limited Group at 24 May 2005, the date of the 2005 Acquisition (note 31).

Reverse acquisition reserve

The reverse acquisition reserve exists as a result of the method of accounting for the 2005 Acquisition. In accordance with International Accounting Standards the 2005 Acquisition has been accounted for as a reverse acquisition.

Hedging reserve

The hedging reserve represents the fair value of all interest rate swaps and forward foreign currency contracts which have been designated as cash flow hedges.

Other reserves

Other reserves represent the change in fair value in respect of the Group's available for sale investments (see note 16).

Retained earnings

The appropriation of £589.2 million in the financial year ended 3 September 2005 represents the 'A', 'B' and 'C' Loan Notes issued as part of the 2005 Acquisition. In accordance with IFRS 3 'Business Combinations', the 2005 Acquisition has been accounted for as a reverse acquisition and the Loan Notes have been treated as an appropriation representing the value transferred outside of the Group as a result of the acquisition.

During the financial year ended 3 September 2005, two employee share option/ownership plans were established. The number of ordinary units or ordinary shares held by the Group in respect of these plans is disclosed in note 27. As at 4 March 2006 the nominal value of the shares held by the Group was £585.26. On 24 May 2005 the ordinary units in Baroness Group Limited Partnership held by Debenhams Retail Employee Trust 2004 were converted into 216,928 shares in the Company and £12.8 million 'A' Loan Notes and the ordinary units in Baroness Group Limited Partnership held by BELP were converted into 377,913 shares in the Company and £22.3 million 'C' Loan Notes. The 'A' Loan Notes were subsequently repaid resulting in a cash balance of £12.8 million being held by the Debenhams Retail Employee Trust 2004.

Debenhams Retail Employee Trust 2004 and Baroness Employee Limited Partnership are consolidated in the results of the Group.

29 Operating lease and capital commitments

	3 September 2005		4 March 2006		26 February 2005	
	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other
	£m	*£m*	*£m*	*£m*	*£m*	*£m*
Commitments under non-cancellable operating leases expiring:						
Within one year	105.6	1.6	108.6	1.5	95.3	1.5
Later than one year and less than five years	437.5	2.4	471.4	2.2	404.5	2.4
After five years	3,246.4	—	3,436.5	—	3,175.8	—
	3,789.5	**4.0**	**4,016.5**	**3.7**	**3,675.6**	**3.9**

The Group leases departmental stores and warehouses under non-cancellable operating leases. The leases have various terms, escalation clauses and renewal rights. The Group also leases vehicles and fixtures and equipment under non-cancellable operating leases.

On adoption of International Financial Reporting Standards a review of the Group's leases was undertaken to determine whether under IAS 17 'Leases' any change was required in the classification of the Group's leases as either operating or finance leases. As a result of this review there was no change in the classification of the Group's leases.

The Company has entered into a contract to the value of £4.3 million to develop a website upgrade.

30 Cash generated from operations

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	£m	£m
Profit for the financial period	126.8	54.7	186.7
Taxation	(37.6)	23.2	(14.5)
Depreciation (note 15)	85.4	40.4	43.2
Amortisation (note 14)	3.8	4.3	1.6
Loss on disposal of property, plant and equipment	3.0	0.4	1.1
Profit on deemed disposal of subsidiary	(117.7)	—	(117.7)
Net movements in provisions for liabilities and charges (note 26)	(3.8)	(1.2)	(3.9)
Interest income (note 10)	(7.9)	(3.8)	(4.5)
Interest expense (note 11)	261.1	79.0	94.5
Difference between pension charge and contributions paid (note 23)	(29.5)	(0.5)	0.6
Net movement in long-term creditors	15.3	16.7	6.3
Changes in working capital			
Increase in Inventories	(29.8)	(28.9)	(13.9)
Increase in Trade and other receivables	(6.8)	(1.6)	(6.8)
Increase in Trade and other payables	119.6	20.7	47.3
Cash generated from operations	**381.9**	**203.4**	**220.0**

In the cash flow statement, proceeds from the sale of property, plant and equipment comprise:

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	£m	£m
Net book amount (note 15)	402.3	0.6	374.5
Deemed disposal of subsidiary (note 31)	(373.2)	—	(373.2)
Loss on sale of property, plant and equipment	(3.0)	(0.4)	(1.1)
Proceeds from the sale of property, plant and equipment	**26.1**	**0.2**	**0.2**

In the cash flow statement, amounts relating to the exceptional items were as follows:

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	£m	£m
Cash generated from operations includes payments for:			
Additional pension contribution on refinancing	29.4	—	—
Red Letter Day	2.6	—	—
Other exceptional cash outflows	0.7	1.1	—
Interest paid included:			
2005 refinancing — make-whole premium (note 8)	70.6	—	—
2005 refinancing — Debt issue costs	39.1	—	—

Additional pension contribution on refinancing

On refinancing it was agreed that £47.4 million of additional contribution would be paid to the Debenhams defined benefit pension schemes ("DDBPS"). A payment of £29.4 million was made to the DDBPS on 26 May

2005 (the date of the initial draw-down), to be followed by three payments of £5.0 million, £6.0 million and £7.0 million respectively on the following three anniversaries of the initial draw down date.

Red Letter Day

A payment of £2.6 million was paid to Red Letter Day following the acquisition of the assets of this supplier by a new management team, after it went into administration (see note 8).

Other

The Group paid legal and professional costs totalling £0.7 million in relation to the 2005 refinancing (see note 8), the remaining £1.1 million of exceptional costs included in note 8 were accrued at 3 September 2005 and paid after the year end.

2005 Refinancing

The repayment of the High Yield Bond in June 2005 included a 'make whole premium' of £70.6 million, which arose due to the early repayment of the bonds (see note 8).

Debt issue costs capitalised in respect of the 2005 refinancing amounted to £39.1 million (see note 21).

Non-cash transactions

Other non-cash changes comprise:

	53 weeks 3 September 2005	26 weeks 4 March 2006	26 weeks 26 February 2005
	£m	*£m*	*£m*
Amortisation of issue costs relating to debt issues	30.5	2.8	7.0
Non-cash movements associated with finance lease obligations	0.4	0.8	0.2
Transfer of mortgage facility on deemed disposal of subsidiary	(363.5)	—	(363.5)
Exchange rate movements	0.3	—	3.0
Non-cash transactions	**(332.3)**	**3.6**	**(353.3)**

31 Acquisition and disposal of subsidiaries

(a) Deemed disposal of BF Properties (No. 4) Limited

On 22 February 2005, the Group's effective interest in BF Properties (No. 4) Limited, previously a wholly owned subsidiary, was reduced as a result of the completion of a transaction with The British Land Company plc. The reduction in the Group's effective interest was accounted for as a deemed disposal and the retained interest has been accounted for as an investment in accordance with IAS 39.

At the date of the transaction, subsidiary companies of BF Properties (No. 4) Limited held 23 of the department stores operated by the Group and had drawn a Mortgage Facility thereon. The amount outstanding on the Mortgage Facility was £363.5 million. On 22 February 2005 the obligation to repay the Mortgage Facility was transferred to The British Land Company plc. With the exception of £2.0 million of intercompany debts which were written off on 21 February 2005, all other inter-company balances between the Debenhams Group and BF Properties (No. 4) Limited and its subsidiaries were repaid following completion of the transaction. Following the transaction, the Group continues to operate the relevant department stores under operating lease agreements with the BF Properties (No. 4) Limited group.

The book value of BF Properties (No. 4) Limited and its subsidiaries on 22 February 2005, the date of the deemed disposal for accounting purposes, were as follows:

	£m
Tangible fixed assets	373.2
Debtors — Debenhams Group debtors	6.2
Debtors — Other	0.2
Cash at Bank	5.9
Creditors — Mortgage facility	(363.5)
Creditors — Debenhams Group creditors	(134.4)
Creditors — Other	(2.8)
Net liabilities on disposal	(115.2)
Profit on deemed disposal	**117.7**
Investment in BF Properties (No. 4) Limited retained after the deemed disposal	(3.0)
Consideration paid on deemed disposal	**0.5**
Consideration satisfied by:	
Cash to purchase additional shares in BF Properties (No. 4) Limited	**0.5**

The cash generated by the Debenhams Group from the repayment of intercompany debt following the deemed disposal of BF Properties (No. 4) Limited and its subsidiaries was as follows:

	£m
Amounts received in settlement of inter-company creditors	134.4
Amounts paid in settlement of inter-company debtors	(6.2)
Net cash received on deemed disposal	**128.2**
Less: Cash to purchase additional shares	(0.5)
Less: Cash held on disposal	(5.9)
Net cash received on deemed disposal of subsidiary	**121.8**

The Group holds 100 per cent of the 'A' ordinary shares of BF Properties (No. 4) Limited. These shares have no voting rights and represent 76 per cent of the nominal value of the issued ordinary shares of BF Properties (No. 4) Limited. In accordance with IAS 27, following the completion of the transaction, the Group no longer controls BF Properties (No. 4) Limited. The Group's remaining effective interest has been accounted for as a financial asset investment with the reduction in the Group's effective interest being accounted for as a deemed disposal of a subsidiary.

(b) Acquisition and reorganisation

On 24 May 2005, the Company, being newly incorporated on 10 May 2005, acquired the entire share capital of Baroness Group Holdings Limited (the "2005 Acquisition") by means of a share for share exchange. The shareholders in Baroness Group Holdings Limited received shares and Loan Notes in the Company in direct proportion to their original shareholding in Baroness Group Holdings Limited. The Loan Notes issued on acquisition amounted to £589.2 million, comprising, £516.8 million 'A' Loan Notes, £50.1 million 'B' Loan Notes and £22.3 million 'C' Loan Notes.

In accordance with IFRS 3 'Business combinations', this transaction has been accounted as a reverse acquisition. The key features of this basis of consolidation are:

- The consolidated IFRS financial information is a continuation of the financial information of Baroness Group Holdings Limited and its subsidiaries and the retained earnings recognised are a continuation of those of Baroness Group Holdings Limited immediately before the business combination.

- The consolidated income statement for the 53 weeks ended 3 September 2005 includes the results of Baroness Group Holdings Limited for the 53 weeks ended 3 September 2005 and of Debenhams plc from 24 May 2005, the date of the reverse acquisition.

- The assets and liabilities of Baroness Group Holdings Limited and its subsidiaries are measured based on their pre-combination carrying amounts.

- The equity structure appearing in this consolidated financial information reflects the equity structure of the legal parent, Debenhams plc.
- Debenhams plc has been consolidated from the date of the reverse acquisition using the fair value of its assets and liabilities at that date. The cost of the acquisition was £nil and no goodwill arose on the acquisition.

At the date of the 2005 Acquisition, Debenhams plc held £3 of cash and had issued three £1 Subscriber shares. No other assets or liabilities existed on acquisition.

The issue of Loan Notes in connection with the 2005 Acquisition has been accounted for as an appropriation of shareholders' funds.

32 Ultimate controlling undertaking

Debenhams plc is controlled by funds managed or advised by subsidiaries and affiliates of CVC Capital Partners Group Sarl ("CVC"), Texas Pacific Group ("TPG") and funds managed or advised by Merrill Lynch Global Private Equity ("MLGPE").

The directors of Debenhams plc are officers of the controlling parties. None of the directors are remunerated by the Group or any of its subsidiary undertakings.

33 Related party disclosures

As set out in the investor fees letter dated 12 September 2003, Baroness Retail Limited agreed to pay an aggregate monitoring fee of £1.0 million at the end of each financial year to entities affiliated with CVC, TPG and MLGPE. To the extent the monitoring fee cannot be paid each year due to restrictions in the financing agreements of Baroness Retail Limited, such amounts are deferred until the period in which they can be paid. Charges under this arrangement were incurred in the financial periods as follows:

	53 weeks 3 September 2005		26 weeks 4 March 2006		26 weeks 26 February 2005	
	Charge for the period	Due at period end	Charge for the period	Due at period end	Charge for the period	Due at period end
	£m	£m	£m	£m	£m	£m
CVC	0.4	0.7	0.2	0.3	0.2	0.5
TPG	0.4	0.3	0.2	0.2	0.2	0.5
MLGPE	0.2	0.3	0.1	0.4	0.1	0.2
	1.0	1.3	0.5	0.9	0.5	1.2

The controlling and related parties held Deep Discounted Bonds, which were repaid in full on 26 May 2005. The payments and amounts owed to these related parties at each period end were as follows:

	53 weeks 3 September 2005		26 weeks 26 February 2005	
	DDB repayments in the period	Amount owed at 3 September 2005	DDB repayment in the period	Amount owed at 26 February 2005
	£m	£m	£m	£m
CVC	192.7	—	28.4	157.7
TPG	225.5	—	33.2	184.6
MLGPE	123.1	—	18.2	100.7
C Woodhouse	1.8	—	0.2	1.5
R Templeman	2.2	—	0.3	1.8
J Lovering	1.4	—	0.2	1.1
BELP	1.1	—	0.2	7.6
DRET	9.2	—	1.4	0.9

As a result of the 2005 Acquisition the shareholders of Baroness Group Holdings Limited received shares and loan notes in the Company in exchange for their shareholding in Baroness Group Holdings Limited. The shares and loan notes received were in direct proportion to each party's shareholding in Baroness Group Holdings Limited. Funds managed or advised by CVC, TPG and MLGPE received loan notes to the value of £178.8 million, £210.3 million and £114.8 million respectively on reorganisation. On 26 May 2005 the Group refinanced its debt structure and the loan notes to the controlling parties were repaid in full. Interest at a fixed rate

of 4.8% per annum was charged on the loan notes. On repayment of the loan notes interest of £47,000, £55,000, £30,000 and was paid to funds managed by CVC, TPG and MLGPE respectively. The figures attributable to CVC in the table above and in this paragraph include warrants paid to the CVC Shareholder Group and third party investment vehicles controlled by Standard Life (being European Strategic Partners LP, European Strategic Partners Scottish B LP, European Strategic Partners Scottish C LP, ESP Co-Investment LP, European Strategic Partners 1-LP and ESP II Conduit LP) and TCW (being TCW/Crescent Mezzanine Partners III LP, TCW/ Crescent Mezzanine Trust LP and TCW/Crescent Mezzanine Partners III Netherlands LP), to which the CVC Shareholder Group syndicated a portion of its original investment.

Information in respect of key management is given in note 9.

The Baroness Employee Limited Partnership and Debenhams Retail Employee Trust 2004 have been consolidated in to the Debenhams Group financial information. The Partnership received shares in the Company and 'C' Loan Notes as part of the 2005 Acquisition. The redemption date of the 'C' Loan Notes is 6 July 2006 and they accrue interest at 4.8 per cent per annum. The Trust received shares in the Company and 'A' Loan Notes as part of the 2005 Acquisition. The 'A' Loan Notes were repaid in full on 26 May 2005.

34 Reconciliation of net assets and profit under UK GAAP to IFRS

The Company reported under UK GAAP in its previously published financial statements. For the purpose of this special purpose financial information the Group's date of transition to IFRS is 29 August 2004 the first day of the 53 week period ended 3 September 2005.

Exemptions from full retrospective application elected by the Group

IFRS 1 provides a number of optional exemptions to the general principles of full retrospective application of IFRS. The Group has elected to take advantage of the following optional exemptions from full retrospective application at the date of transition.

Business combinations

A first time adopter may elect not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that occurred before the date of transition to IFRS. The Group has elected to take advantage of this exemption. Business combinations that occurred before the date of transition have been consolidated in accordance with UK GAAP. Any unamortised goodwill at 29 August 2004 has been recognised in the IFRS financial information at amortised cost.

Financial Instruments

In its first financial statements a first time adopter need not restate its comparative information in compliance with IAS 32 and IAS 39. The Group has elected to take advantage of this exemption. The Group has adopted IAS 32 and IAS 39 with effect from 4 September 2005.

Reconciliations of UK GAAP to IFRS

The Group has prepared reconciliations between the shareholders' equity recognised under UK GAAP and under IFRS at 29 August 2004, the date of transition to IFRS, and as at 3 September 2005. The UK GAAP financial information has been extracted from the UK GAAP Financial Information included in the Prospectus.

Reconciliation of equity at 29 August 2004

	Note	UK GAAP 29 August 2004	Effect of transition to IFRS	IFRS 29 August 2004
		£m	*£m*	*£m*
ASSETS				
Non current assets				
Intangible assets	(c)	833.1	6.9	840.0
Property, plant and equipment	(c)	1,038.9	(6.9)	1,032.0
Deferred tax asset	(d,g,h,i,j)	—	57.3	57.3
		1,872.0	**57.3**	**1,929.3**
Current assets				
Inventories		167.4	—	167.4
Trade and other receivables		48.0	—	48.0
Current tax asset		1.5	—	1.5
Cash and cash equivalents		159.3	—	159.3
		376.2	**—**	**376.2**
LIABILITIES				
Current liabilities				
Financial liabilities — Bank overdraft and borrowings		(43.1)	—	(43.1)
Trade and other payables	(g,i)	(356.5)	34.2	(322.3)
Provisions	(k)	—	(4.8)	(4.8)
		(399.6)	**29.4**	**(360.6)**
Net current (liabilities)/assets		**(23.4)**	**29.4**	**5.6**
Non current liabilities				
Financial liabilities — Bank overdraft and borrowings		(1,829.2)	—	(1,829.2)
Deferred tax liabilities	(d,e,f)	(37.2)	(80.4)	(117.6)
Other non-current liabilities	(g,h)	—	(143.5)	(143.5)
Provisions	(k)	(13.0)	4.8	(8.2)
Retirement benefit obligation	(j)	(33.2)	(14.2)	(47.4)
		(1,912.6)	**(233.3)**	**(2,145.9)**
NET ASSETS		**(64.0)**	**(146.6)**	**(210.6)**
SHAREHOLDERS' EQUITY				
Share capital		1.0	—	1.0
Merger reserve		—	—	—
Retained earnings		(65.0)	(146.6)	(211.6)
Total equity		**(64.0)**	**(146.6)**	**(210.6)**

Reconciliation of equity at 3 September 2005

	Note	UK GAAP 3 September 2005	Effect of transition to IFRS	IFRS 3 September 2005
		£m	£m	£m
ASSETS				
Non current assets				
Intangible assets	(a,b,c)	2,497.6	(1,635.0)	862.6
Property, plant and equipment	(c)	668.0	(17.6)	650.4
Financial assets — Available for sale investments		7.2	—	7.2
Deferred tax asset	(b,d,g,h,i,j)	—	58.9	58.9
		3,172.8	**(1,593.7)**	**1,579.1**
Current assets				
Inventories		197.2	—	197.2
Trade and other receivables	(b)	56.4	(1.9)	54.5
Current tax asset		5.4	—	5.4
Cash and cash equivalents		76.6	—	76.6
		335.6	**(1.9)**	**333.7**
LIABILITIES				
Current liabilities				
Financial liabilities — Bank overdraft and borrowings		(75.0)	—	(75.0)
Trade and other payables	(b,g,i)	(399.5)	12.4	(387.1)
Provisions	(k)	—	(6.8)	(6.8)
		(474.5)	**5.6**	**(468.9)**
Net current liabilities		**(138.9)**	**3.7**	**(135.2)**
Non current liabilities				
Financial liabilities — Bank overdraft and borrowings		(1,839.1)	—	(1,839.1)
Deferred tax liabilities	(d,f)	(12.6)	(61.2)	(73.8)
Other non-current liabilities	(g,h)	—	(158.8)	(158.8)
Provisions	(b,k)	(18.8)	16.4	(2.4)
Retirement benefit obligation	(j)	0.1	(9.5)	(9.4)
		(1,870.4)	**(213.1)**	**(2,083.5)**
NET ASSETS/(LIABILITIES)		**1,163.5**	**(1,803.1)**	**(639.6)**
SHAREHOLDERS' EQUITY				
Share capital		—	—	—
Merger reserve		1,200.9	—	1,200.9
Reverse acquisition reserve	(b)	—	(1,199.9)	(1,199.9)
Hedging reserve		—	—	—
Retained earnings		(37.4)	(603.2)	(640.6)
Total equity		**1,163.5**	**(1,803.1)**	**(639.6)**

Reconciliation of profit for the period ended 3 September 2005

The Group has prepared the reconciliation between the profit for the year ended 3 September 2005 under IFRS and UK GAAP.

	Note	53 weeks UK GAAP 3 September 2005	53 weeks Effect of transition to IFRS	53 weeks IFRS 3 September 2005
		£m	£m	£m
Revenue		**1,608.7**	**—**	**1,608.7**
Cost of sales	(b,g,h,i,j)	(1,272.4)	(22.5)	(1,294.9)
Analysed as:				
Cost of sales before exceptional items		(1,269.8)	(22.5)	(1,292.3)
Exceptional cost of sales		(2.6)	—	(2.6)
Gross profit		**336.3**	**(22.5)**	**313.8**
Distribution costs		(43.5)	—	(43.5)
Administrative expenses	(a,i,j)	(109.6)	64.0	(45.6)
Analysed as:				
Administrative expenses before exceptional costs		(107.8)	64.0	(43.8)
Exceptional administrative expenses		(1.8)	—	(1.8)
Operating profit before deemed disposal of subsidiary		**183.2**	**41.5**	**224.7**
Profit on deemed disposal of subsidiary	(l)	—	117.7	117.7
Operating profit		**183.2**	**159.2**	**342.4**
Analysed as:				
Operating profit before exceptional items		187.6	41.5	229.1
Exceptional operating profit		(4.4)	117.7	113.3
Profit on deemed disposal of subsidiary	(l)	117.7	(117.7)	—
Profit on ordinary activities before interest		**300.9**	**41.5**	**342.4**
Other finance income	(j)	2.8	(2.8)	—
Interest received and similar income	(m)	—	7.9	7.9
Interest payable and similar charges	(b,m)	(252.4)	(8.7)	(261.1)
Analysed as:				
Interest payable and similar charges before exceptional items		(159.5)	(8.7)	(168.2)
Exceptional interest payable and similar charges		(92.9)	—	(92.9)
Profit before taxation		**51.3**	**37.9**	**89.2**
Taxation	(b,e,f,g,h,i)	13.0	24.6	37.6
Analysed as:				
Taxation before exceptional items		(33.6)	6.2	(27.4)
Taxation credit on exceptional items		46.6	18.4	65.0
Profit for the financial period attributable to equity shareholders		**64.3**	**62.5**	**126.8**

Reconciliation of profit for the financial period	Note	Group 2005
		£m
Profit for the financial period reported under UK GAAP		64.3
Goodwill amortisation	(a)	64.4
Deferred tax adjustments	(e,f)	20.1
Lease classification and incentives (net of tax)	(g)	(11.3)
Escalating leases (net of tax)	(h)	(6.8)
Share based payments (net of tax)	(i)	(3.9)
Profit reported under IFRS		**126.8**

Explanation of reconciling items between UK GAAP and IFRS

a) Under UK GAAP, goodwill was amortised over its estimated expected useful life of 20 years. Under IFRS 3 'Business combinations', goodwill is considered to have an indefinite life and so is not amortised, but is subject to annual impairment testing. The goodwill charge made under UK GAAP has not been recorded under IFRS from 29 August 2004, the IFRS transition date. The IFRS restatement results in a reduction in the amortisation charge, charged to administrative expenses, of £64.4 million for the year ended 3 September 2005, and a corresponding increase in goodwill as at 3 September 2005.

b) Under UK GAAP, the 2005 Acquisition was accounted for as an acquisition by the Company of Baroness Group Holdings Limited. Goodwill of £2,529.1 million was recognised at the date of the acquisition, calculated as the difference between the fair value of the consideration (comprising the shares and Loan Notes issued by the Company) and the fair value of the identifiable net liabilities of Baroness Group Holdings Limited and its subsidiaries.

   Under IFRS 3 'Business Combinations', the 2005 Acquisition has been accounted for as a reverse acquisition, and for accounting purposes the legal subsidiary, Baroness Group Holdings Limited has been deemed to have acquired the legal parent, Debenhams plc. The net assets of Baroness Group Holdings Limited have been recognised at their pre-combination carrying amounts, the cost of the acquisition was nil and there was no goodwill arising.

   The consideration for the acquisition was satisfied by the issue of shares (£1,200.9 million) and £589.2 million loan notes. On consolidation the directors consider that the consideration for the loan notes represents the value that has been transferred outside of the Group and these loan notes have therefore been treated as an appropriation in the financial information.

   Fair value adjustment created at the time of the acquisition have been released resulting in a reduction to deferred tax assets and other receivables of £2.3 million and £1.9 million respectively as at 3 September 2005. These releases also resulted in a reduction in cost of sales for the year ended 3 September 2005 of £0.5 million, an increase in interest payable and similar changes of £0.8 million, and a reduction in the tax charge of £0.3 million.

   As a result of applying reverse acquisition accounting, the consolidated IFRS financial information of Debenhams plc is a continuation of the financial information of Baroness Group Holdings Limited and its subsidiaries and the retained earnings shown are those for Baroness Group Holdings Limited and its subsidiaries and a reverse acquisition reserve of £1,199.9 million has been created. In addition, as at 3 September 2005 under IFRS, retained earnings are £511.3 million lower than under UK GAAP, goodwill is reduced by £1,717.0 million, and other creditors is decreased by £0.3 million.

c) In accordance with IFRS, capitalised software costs have been reclassified from plant and equipment to intangible assets. The impact of the reclassification on transition and at 3 September 2005 was £6.9 million and £17.6 million respectively. The software depreciation charge of £3.7 million under UK GAAP for the financial year ended 3 September 2005 has been reclassified as amortisation with no net effect on the Group's income statement.

d) Deferred tax assets and liabilities are shown separately under IFRS. The effect of this is to increase deferred tax assets by £1.0 million as at 3 September 2005 (£3.6 million as at 28 August 2004) with a corresponding reduction in deferred tax liabilities at those dates.

e) IFRS requires that deferred tax is recognised where assets are held at values that differ from their tax base cost. The basis of this calculation varies depending on whether value is expected to be achieved from the asset through sale or through retention in the business. On the date of transition, a deferred tax liability of £18.2 million was created under IFRS to reflect the capital gains tax that would become payable in respect of a portfolio of properties that the Group expected to sell. This liability was subsequently released to the income statement in the year ended 3 September 2005 when the properties left the accounting corporate group without tax becoming payable.

f) Under IFRS 3 on business combinations, a deferred tax provision is recognised on the difference between the fair value of an acquired asset and it's equivalent tax value. Under UK GAAP, deferred tax is calculated on timing differences and therefore no additional deferred tax effect is required on business combinations where permanent differences exist between the tax value of an acquired asset and its carrying value. Similarly, IFRS also requires that a deferred tax asset is created for the fair value of developer incentives acquired on a business combination which will not be taxed when released to the income statement. The effect of this difference is an increase in deferred tax liabilities of £56.5 million as at 3 September 2005 (£58.4 million as at 29 August 2004, recognised against retained earnings) and a decrease in the tax charge for the year ended 3 September 2005 of £1.9 million.

g) As part of the operating lease agreements for buildings, the Group receives a number of lease incentives in the form of rent-free periods and developer incentives. Under IFRS, lease incentives are spread over the lease term. Under UK GAAP, they were spread over the shorter of the lease term or the period to the first rent review and the resulting liabilities of £4.6 million, relating to rent free periods and £39.6 million, relating to developers contributions, were shown within current trade and other payables. On transition to IFRS, at 29 August 2004 current trade and other payables were reduced by £3.5 million and £33.5 million for rent free periods and developers contributions respectively and liabilities of £18.3 million and £124.6 million respectively were created in other non-current liabilities. This has resulted in a decrease in current trade and other payables of £31.8 million as at 3 September 2005 (£37.0 million as at 29 August 2004) an increase in other non-current liabilities of £148.5 million as at 3 September 2005 (£142.9 million as at 29 August 2004) and an increase in cost of sales of £10.9 million in the year ended 3 September 2005. The tax effect of these adjustments was an increase in deferred tax assets of £38.0 million as at 3 September 2005 (£38.3 million as at 29 August 2004) and an increase in the tax charge for the year ended 3 September 2005 of £0.4 million.

h) A number of operating lease agreements contain fixed incremental rental charges. In accordance with IAS 17 the total committed cost has been calculated and is charged on a straight-line basis. Under UK GAAP the fixed increments have been charged to the profit and loss account on basis consistent with amounts incurred each year. The impact of adopting IAS 17 for the leases has been to increase other non-current liabilities by £10.3 million as at 3 September 2005 (£0.6 million as at 29 August 2004), to increase non-current deferred tax asset by £3.1 million as at 3 September 2005 (£0.2 million as at 29 August 2004) and to increase cost of sales and reduce the tax charge by £9.7 million and £2.9 million respectively in the year ended 3 September 2005.

i) On a UK GAAP basis, applying UITF17 'Employee share schemes', share-based awards are accounted for on an intrinsic basis. Under IFRS 2 'Share based payments' a charge is required in the income statement to recognise the fair value of shares and options awarded to employees over the period to which the employees' services relate. In the year ended 3 September 2005, the effect of this adjustment was to increase cost of sales by £4.7 million, increase administrative expenses by £0.9 million and reduce the Group's tax charge by £1.7 million. The effect of this adjustment on the Group's balance sheet was to increase deferred tax assets by £5.9 million as at 3 September 2005 (£0.8 million as at 29 August 2004), increase trade and other payables by £19.7 million as at 3 September 2005 (£2.8 million as at 29 August 2004), and reduce retained earnings as at 3 September 2005 by £13.8 million (£1.9 million as at 29 August 2004).

j) Accounting for pensions in accordance with IAS 19 'Employee benefits' is different from FRS 17 'Retirement benefits'. The main differences are:

- Under FRS 17, pension balances are presented net of deferred tax on the face of the balance sheet. Under IFRS these balances are shown separately as a liability for the pension scheme and as an asset for deferred tax. As a result, the Group's retirement benefit obligation at 3 September 2005 increased by £9.5 million (29 August 2004 £14.2 million) and the non-current deferred tax asset increased by the same amount.

- Pension assets are valued at bid value under IFRS, whereas a mid market valuation is used under FRS 17;

- Returns on assets and interest on pension liabilities are recorded within finance income in interest under UK GAAP, but within the Group's operating profit under IFRS; and

In the year ended 3 September 2005, the resulting adjustments from these latter two differences, have reduced cost of sales by £2.3 million, reduced administrative expenses by £0.5 million and increased finance income by £2.8 million. The impact on the Group's balance sheet was not material

k) In accordance with IFRS provisions have been split between current and non-current on the face of the balance sheet. As at 3 September 2005 £6.8 million (£4.8 million as at 29 August 2004) has been reclassified as a current provision.

l) In the IFRS financial information the profit on deemed disposal of subsidiary of £117.7 million, which was presented after Group operating profit in the Group's UK GAAP financial information, has been reclassified to be included within operating profit.

m) In accordance with IFRS, interest receivable has been shown separately on the face of the income statement. Interest receivable of £7.9 million as at 3 September 2005 has been reclassified from interest paid and similar charges.

35 Principal Subsidiary undertakings

The principal subsidiary undertakings of Debenhams plc at 4 March 2006 were as follows:

Company	Country of operation	Country of registration	Activity
Baroness Group Holdings Limited*	Jersey	Jersey	Holding Company
Debenhams Retail plc	UK	England	Department Store Retailing
Debenhams Group Holdings Limited	UK	England	Holding Company
Debenhams Finance Holdings Limited *	UK	England	Holding Company
Baroness Retail Limited	UK	England	Holding Company
Debenhams Retail (Ireland) Limited	Ireland	Ireland	Department Store Retailing
Debenhams Properties Limited	UK	England	Property Investment
BF Properties (No. 1) Limited	UK	England	Property Investment
BF Properties (No. 2) Limited	UK	England	Property Investment
BF Properties (No. 3) Limited	UK	England	Property Investment
Debenhams Card Handling Services Limited	UK	England	Financial Services
Debenhams Direct Limited	UK	England	Internet Retailing
Other entities:			
Baroness Employee Limited Partnership	Jersey	Jersey	ESOP
Debenhams Retail Employee Trust 2004	Jersey	Jersey	ESOP

All companies are wholly owned. *Denotes investments held by Debenhams plc. All other investments are held by subsidiary undertakings.

All subsidiary companies are consolidated.

36 Events after the balance sheet date

Since the balance sheet date the following activities have occurred:

- On 5 April 2006, the authorised Ordinary share capital of the Company was increased from £10,000 to £50,000 comprising 50,000,000 Ordinary shares of £0.001 each. The additional 40,000,000 Ordinary shares were alloted on 5 April 2006 to the holders on a 4 for 1 basis proportionate to their existing shareholding.
- On 18 April 2006, Debenhams Retail Holdings Limited was re-registered as a public limited company and the Company changed its name to Debenhams plc. Also on 18 April 2006 the Company's subsidiary, Debenhams Limited changed its name to Debenhams Group Holdings Limited.
- On 19 April 2006, Debenhams plc (formerly Debenhams Retail Holdings Limited), entered into a syndicated facilities agreement of £1,350 million in aggregate (the "New Credit Agreement"). The New Credit Agreement is guaranteed by the Company and the Company's material subsidiaries.
- On 3 May 2006, the authorised share capital of the Company was increased by £77,843.15 and each of the issued and unissued ordinary shares of £0.001 each in the share capital of Debenhams plc was subdivided into 10 Ordinary shares of 0.01 pence each.
- Conditional upon Admission, the governance shares and the subscriber shares will be transferred by the holders to the Company for nil consideration and cancelled.

Section C: Unaudited IFRS pro forma financial information for Debenhams plc in respect of the 26 weeks ended 4 March 2006



PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Draft

The Directors
Debenhams plc
1 Welbeck Street
London W1G 0AA

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
London E14 5LB

4 May 2006

Dear Sirs

Debenhams plc (the "Company")

We report on the unaudited IFRS pro forma financial information set out on pages 210 to 212 of the Company's prospectus dated 4 May 2006 which has been prepared on the basis described in note 1 to 7, for illustrative purposes only, to provide information about how the Offer might have affected the financial information presented on the basis of the IFRS accounting policies adopted by the Company in preparing the IFRS consolidated financial information as at and for the 26 weeks ended 4 March 2006. This report is required by item 7 of Annex II of the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the unaudited IFRS pro forma financial information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, as to the proper compilation of the unaudited IFRS pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the unaudited IFRS pro forma financial information, nor do we accept any responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited IFRS pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the unaudited IFRS pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the unaudited IFRS pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the IFRS accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f), we are responsible for this report as part of the prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Unaudited IFRS Pro Forma Financial Information

Set out below is unaudited IFRS pro forma financial information based on the historical consolidated income statement for Debenhams plc for the period from 4 September 2005 to 4 March 2006 and on the net assets of Debenhams plc as at 4 March 2006. The unaudited IFRS pro forma financial information has been prepared to show the effect of the Offer and other consequential items as detailed in notes 1, 2 and 3 below, on the consolidated net assets of Debenhams plc as if they had occurred on 4 March 2006 and to show the effect on the consolidated income statement of Debenhams plc as if they had occurred on 4 September 2005. The unaudited IFRS pro forma financial information is prepared for illustrative purposes only and, because of its nature, the pro forma addresses a hypothetical situation, and, therefore, does not represent the Group's actual financial position or results. The unaudited IFRS pro forma financial information has been extracted from the IFRS consolidated balance sheet of Debenhams plc as at 4 March 2006 and the IFRS consolidated income statement for the 26 weeks ended 4 March 2006, as set out in Section B of Part 5 of this document, adjusted as described in notes 1, 2 and 3 below.

Unaudited pro forma income statement

	Debenhams plc 26 week Period ended 4 March 2006 Note 1	Adjustments Note 2(ii)(iii)	Unaudited Pro forma 26 week Period ended 4 March 2006
	£'m	*£'m*	
Revenue	957.8	—	957.8
Cost of sales	(755.6)	—	(755.6)
Gross Profit	202.2	—	202.2
Distribution costs	(26.7)	—	(26.7)
Administrative expenses before exceptional items	(22.4)	—	(22.4)
Exceptional administrative expenses	—	(2.0)	(2.0)
Operating profit before deemed disposal subsidiary	153.1	(2.0)	151.1
Profit on deemed disposal of subsidiary	—	—	—
Operating profit	153.1	(2.0)	151.1
Interest receivable and similar income	3.8	—	3.8
Interest payable and similar charges	(79.0)	26.2	(52.8)
Profit before taxation	77.9	24.2	102.1
Taxation	(23.2)	(7.9)	(31.1)
Profit for the financial period attributable to equity shareholders	54.7	16.3	71.0

Unaudited pro forma statement of net assets

	Debenhams Plc as at 4 March 2006 Note 1	Adjustments Note 2(i)(iv)	Adjustments Note 3	Unaudited Pro forma as at 4 March 2006
	£m	*£m*	*£m*	
ASSETS				
Non-current assets				
Intangible assets	864.0	—	—	864.0
Property, plant and equipment	653.6	—	—	653.6
Financial assets				
— Available for sale investments	8.2	—	—	8.2
— Derivative financial instruments	2.3	—	—	2.3
Deferred tax assets	65.1	(5.4)	—	59.7
Retirement benefit asset	—	10.4	—	10.4
	1,593.2	5.0	—	1,598.2
Current assets				
Inventories	226.1	—	—	226.1
Trade and other receivables	55.4	—	—	55.4
Financial assets — Derivative financial instruments	1.1	—	—	1.1
Cash and cash equivalents	159.0	(18.0)	(2.0)	139.0
	441.6	(18.0)	(2.0)	421.6
LIABILITIES				
Current Liabilities				
Financial Liabilities				
— Bank overdraft and borrowings	(77.6)	26.4	—	(51.2)
— Derivative financial instruments	(1.3)	—	—	(1.3)
Trade and other payables	(403.1)	—	7.7	(395.4)
Current tax liabilities	(36.9)	5.4	—	(31.5)
Provisions	(6.0)	—	—	(6.0)
	(524.9)	31.8	7.7	(485.4)
Net current (liabilities)/assets	(83.3)	13.8	5.7	(63.8)
Non-current liabilities				
Financial liabilities				
— Bank overdraft and borrowings	(1,824.0)	653.6	—	(1,170.4)
— Derivative financial instruments	(7.8)	—	—	(7.8)
Deferred tax liabilities	(78.2)	—	2.3	(75.9)
Other non-current liabilities	(175.5)	—	—	(175.5)
Provisions	(2.0)	—	—	(2.0)
Retirement benefit obligation	(7.6)	7.6	—	—
	(2,095.1)	661.2	2.3	(1,431.6)
NET (LIABILITIES)/ASSETS	(585.2)	680.0	8.0	102.8

Note 1 Information on Debenhams plc has been extracted without adjustment from the IFRS historical financial information for Debenhams plc set out in Section B of this Part 5.

Note 2 Adjustments have been made to reflect the net proceeds of the Offer receivable by the Company of £680.0 million, (being gross proceeds of £700.0 million less fees of £20.0 million), and the payment of £18.0 million to be made by the Group into the Debenhams defined benefit pension schemes.

(i) The net proceeds from the Offer will be used to repay £140.0 million of Tranche B of the Senior Facility and £540.0 million of Tranche C of the Senior Facility. As at 4 March 2006 £26.4 million of these amounts were within current borrowings and the remaining £653.6 million was within non-current borrowings.

(ii) The adjustment to reflect the impact on interest payable of the part repayment of the Senior Facility reduces interest payable in the period by £26.2 million. The interest rates applied to

Tranche B and Tranche C are 7.3% and 7.8% respectively. The tax effect of the interest saving of £7.9 million is calculated at 30%.

(iii) Of the £20.0 million of fees, £2.0 million will be charged to the income statement.

(iv) The payment of £18.0 million to be made by the Group into the Debenhams pension schemes reflects the additional contributions that the Company agreed would be paid into the schemes as a result of the Refinancing and Restructuring in May 2005. This payment will be made as a result of the Admission. £7.6 million of the £18.0 million has been shown as offsetting the Group's retirement benefit obligation of £7.6 million as at 4 March 2006 and the remaining £10.4 million has been presented as a retirement benefit asset. Related adjustments of £5.4 million have been made to current tax liabilities to recognize the corporation tax benefit associated with the payment, with a corresponding reduction in the Group's deferred tax assets.

Note 3 The adjustment of £2.0 million reflects the use of cash held by Debenhams Retail Employee Trust to subscribe for shares such that after Admission the Trust will hold sufficient shares to satisfy the exercise of options granted under the Employee Option Plan and awards of Bonus Shares described in paragraph 5.8 of Part 7. The other adjustments relate to the reversal of the associated employee creditor of £7.7 million and the release of deferred tax liabilities of £2.3 million in connection with this item.

Note 4 No account has been taken of the trading results or other cash flows of Debenhams plc since 4 March 2006.

Note 5 The primary effect of the adjustments detailed in note 2 above is to reduce the Group's borrowings. The impact of this will be to reduce the Group's interest charge in future earnings statements.

Note 6 Debenhams intends to draw down on amounts available under the New Credit Agreement in the future which will result in lower finance costs than the ones shown herein. No adjustment has been made in the Pro forma for the utilisation of this new facility. For more information on the terms of the New Credit Agreement, see "Operating and financial review — Liquidity and capital resources" in Part 4 and "Additional information — Material Contracts — New Credit Agreement" in Part 7.

Note 7 This pro forma financial information does not constitute financial statements within the meaning of Section 240 of the Companies Act.

PART 6: THE OFFER

Background

The Company intends to issue sufficient New Shares to raise proceeds of approximately £700 million, before underwriting commissions and other estimated fees and expenses of approximately £20 million. The New Shares will represent approximately 41.8% of the expected issued ordinary share capital of the Company immediately following Admission.

The expected timetable is as follows:

Event	2006
Announcement of Offer Price and allocation	4 May
Commencement of conditional dealings on the London Stock Exchange	8.00 am on 4 May
Admission and commencement of unconditional dealings on the London Stock Exchange	8.00 am on 9 May
CREST accounts credited	9 May

It should be noted that, if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

All times are London times. Each of the times and dates in the above timetable is subject to change without further notice.

The principal features of the Offer are:

Number of Shares in the Offer[(1)]	487,179,488
— to be issued by the Company	358,974,359
— to be sold by the Selling Shareholders [(1)]	128,205,129
Number of Existing Shares subject to the Over-allotment Option[(2)]	48,717,948
Percentage of the enlarged issued Share capital in the Offer[(1)]	56.7%
Number of Shares in issue following the Offer	858,974,359
Market capitalisation of the Company[(3)]	£1,675 million

Note:

(1) Assuming no exercise of the Over-allotment Option.

(2) The Over-allotment Option will be in respect of 10% of the total number of Shares in the Offer.

(3) The market capitalisation of the Company at any given time will depend on the market price of the Shares at that time. There can be no assurance that the market price of a Share will equal or exceed the Offer Price.

In the Offer, shares will be offered (i) to certain institutional investors in the United Kingdom and elsewhere outside the United States and (ii) in the United States only, to qualified institutional buyers in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Immediately following Admission, it is expected that in excess of 56.7% of the Company's issued ordinary share capital will be held in public hands (within the meaning of paragraph 6.1.19 of the Listing Rules) assuming no Over-allotment Shares are acquired pursuant to the Over-allotment Option (increasing to 62.4% if the maximum number of Over-allotment Shares are acquired pursuant to the Over-allotment Option).

When admitted to trading, the Shares will be registered with ISIN number GB00B126KH97 and SEDOL number B126KH9. The Shares will be traded on the London Stock Exchange under the symbol "DEB".

The Selling Shareholders

The number of Existing Shares held and being sold by each of the Selling Shareholders is as follows:

Selling Shareholders	Number of Existing Shares held	Number of Existing Shares expected to be sold
CVC European Equity Partners III L.P.	104,735,700	26,454,474
CVC Europe Enterprise (Cayman) LP	5,397,550	1,363,330
CVC Europe Enterprise (Domestic) LP	1,570,550	396,694
CVC European Equity Partners III Parallel Fund A LP	2,133,050	538,773
CVC European Equity Partners III Parallel Fund B LP	2,133,050	538,773
TPG Delta Holdco II LLC	87,209,250	22,027,588
TPG Delta Holdco III LLC	8,302,900	2,097,173
TPG Delta Holdco LLC	83,015,100	20,968,216
ML Global Private Equity Fund, L.P.	81,755,050	20,649,949
Merrill Lynch Ventures L.P. 2001	15,669,850	3,957,940
Capital Investors 2002 Limited	1,421,500	359,047
Citicorp Capital Investors Europe Limited	6,713,550	1,695,730
Citi Europe Co-Invest L.P.	1,343,500	339,345
ESP Co-Investment L.P.	38,000	9,598
ESP II Conduit L.P.	7,834,900	1,978,964
European Strategic Partners Scottish B L.P.	1,088,500	274,937
European Strategic Partners Scottish C L.P.	942,500	238,060
European Strategic Partners-1 L.P.	2,209,000	557,956
European Strategic Partners L.P.	9,255,400	2,337,758
TCW/Crescent Mezzanine Partners III L.P.	4,761,950	1,202,788
TCW/Crescent Mezzanine Trust L.P.	742,000	187,417
TCW/Crescent Mezzanine Partners III Netherlands L.P.	194,000	49,002
John Lovering	8,575,400	2,572,620
Rob Templeman	16,788,850	4,197,212
Chris Woodhouse	16,426,850	4,928,055
Debenhams Retail Employee Trust	11,325,550	8,283,730(1)
Baroness Employee Limited Partnership	18,416,500(2)	0
Total	500,000,000	128,205,129

Note:

(1) This represents the number of Shares the trustee of the Debenhams Retail Employee Trust may sell on behalf of participants in the Employee Option Plan if all participants elect to sell into the Offer all the Shares which they acquire on exercise of their options and all the Bonus Shares which they are granted. The Shares held by the Trust include 121,515 Shares over which Michael Sharp has been granted an option under the Employee Option Plan (of which he will be entitled to exercise 50% (60,757 Shares) on Admission) and also includes a number of Shares representing the gain on a fixed income loan note and the redemption of a deep discount bond and the award of Bonus Shares. Further information is provided in paragraph 5.8 of Part 7.

The Debenhams Retail Employee Trust may also purchase in the Offer or thereafter approximately one million Shares towards future obligations relating to options granted under the Employee Option Plan and Bonus Shares.

(2) These Shares are indirectly held by employees who are limited partners in the Baroness Employee Limited Partnership (the "Partnership") (including Michael Sharp, who has an interest in 7,500,000 Shares). Further information is given in paragraph 5.9 of Part 7.

The Principal Shareholders reserve the right, subject to the Offer Price, market conditions, the composition and quality of the order book and certain other factors not to sell any Existing Shares in the Offer. Existing Shares may also be sold by Selling Shareholders pursuant to the Over-allotment Option.

Following the Offer the Principal Shareholders, being funds managed or advised by TPG, CVC and MLGPE are expected to own 15.5%, 10.9% and 8.5%, respectively, of the Company's issued Shares (13.2%, 9.3% and 7.2%, respectively, if the Over-allotment Option is exercised in full) and other existing Shareholders are expected to own 8.4% of the Company's issued Shares (8.0% if the Over-allotment Option is exercised in full).

Allocation and pricing

The rights attaching to the New Shares and the Existing Shares will be uniform in all respects and they will form a single class for all purposes. The Shares allocated under the Offer have been underwritten, subject to certain conditions, by the Underwriters as described in the paragraph headed "Underwriting arrangements" below and in "Additional information — Underwriting arrangements" in Part 7. Allocations under the Offer will be determined at the discretion of the Joint Bookrunners following consultation with the Company and the Principal Shareholders. All Shares issued or sold pursuant to the Offer will be issued or sold, payable in full, at the Offer Price. Liability for UK stamp duty and stamp duty reserve tax is described in "Additional information — Taxation — stamp duty/stamp duty reserve tax ("SDRT")" in Part 7. There is no minimum or maximum number of Shares which can be applied for.

Upon accepting any allocation, prospective investors will be contractually committed to acquired the number of Shares allocated to them at the Offer Price and, to the fullest extent permitted by law, will be deemed to have agreed not to exercise any rights to rescind or terminate, or otherwise withdraw from, such commitment. Dealing may not begin before notification is made. A number of factors will be considered in determining the Offer Price and basis of allocation, including the level and nature of demand for Shares and the objective of establishing an orderly after market in the Shares.

Dealing arrangements

The Offer is subject to the satisfaction of certain conditions contained in the Underwriting Agreement, which are typical for an agreement of this nature. Certain conditions are related to events which are outside the control of the Company, the Directors and the Underwriters. Further details of the Underwriting Agreement are described in "Additional information — Underwriting arrangements" in Part 7.

It is expected that Admission will take place and unconditional dealings in the Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on 9 May 2006. Settlement of dealings from that date will be on a three day rolling basis. Prior to Admission, it is expected that dealings in the Shares will commence on a conditional basis on the London Stock Exchange on 4 May 2006. The earliest date for such settlement of such dealings will be 9 May 2006. **All dealings in the Shares prior to the commencement of unconditional dealings will be on a "conditional basis," will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned. These dates and times may be changed without further notice.**

Each investor will be required to undertake to pay the Offer Price for the Shares sold or issued to such investor in such manner as shall be directed by the Global Co-ordinators.

It is expected that Shares allocated to investors in the Offer will be delivered in uncertificated form and settlement will take place through CREST on Admission. No temporary documents of title will be issued. Dealings in advance of crediting of the relevant CREST stock account shall be at the risk of the person concerned.

Over-allotment and stabilisation

In connection with the Offer, the Stabilising Manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by law, over-allot or effect other transactions intended to enable it to satisfy any over-allotments or which stabilise, maintain or otherwise affect the market price of the Shares or any options, warrants or rights with respect to, or interests in, the Shares or other securities of the Company, in each case at levels which might not otherwise prevail in the open market. The Stabilising Manager is not required to enter into such transactions and such transactions may be effected on the London Stock Exchange and any other securities market, over the counter market or otherwise. Such transactions, if commenced, may be discontinued at any time and may only be entered into between commencement of conditional trading of the Shares on the London Stock Exchange and 30 days thereafter. Neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allocations under the Offer.

In connection with the Offer the Stabilising Manager, may, for its stabilisation purposes, over-allot Shares up to a maximum of 15% of the total number of Shares comprised in the Offer. For the purposes of allowing it to cover short positions resulting from any such over-allotments and/or from sales of Shares effected by it during the stabilising period, the Stabilising Manager has entered into the Over-allotment Option with certain of the Selling Shareholders pursuant to which the Stabilising Manager may purchase or procure purchasers for additional Shares up to a maximum of 10% of the total number of Shares comprised in the Offer (the "Over-allotment Shares") at the Offer Price. The Over-allotment Option will be exercisable in whole or in part, upon notice by the Stabilising Manager (with the Joint Bookrunners making recommendations as to the exercise), at any time on or before 30 days after the commencement of conditional trading of the Shares on the London Stock Exchange. Any

Over-allotment Shares made available pursuant to the Over-allotment Option will rank *pari passu* in all respects and will be purchased on the same terms and conditions as the Shares being sold or issued in the Offer and will form a single class for all purposes with the other Shares.

For a discussion of certain stock lending arrangements entered into in connection with the Over-allotment Option, See "Additional information — Underwriting arrangements" in Part 7.

CREST

With effect from Admission, the Articles will permit the holding of Shares under the CREST system. CREST is a paperless settlement system allowing securities to be transferred from one person's CREST account to another's without the need to use share certificates or written instruments of transfer. Settlement of transactions in the Shares following Admission may take place within the CREST system if any shareholder so wishes. CREST is a voluntary system and holders of Shares who wish to receive and retain share certificates will be able to do so.

Underwriting Agreement

The Underwriters have entered into commitments under the Underwriting Agreement pursuant to which they have agreed, subject to certain conditions, to procure subscribers for the New Shares to be issued by the Company and purchasers for the Existing Shares to be sold by the Selling Shareholders in the Offer or, failing which, themselves to subscribe for or purchase such Shares at the Offer Price. The Underwriting Agreement contains provisions entitling the Underwriters to terminate the Offer (and the arrangements associated with it) at any time prior to Admission in certain circumstances. If this right is exercised, or the Offer does not proceed for any other reason, Admission will not take place, the Offer and these arrangements will lapse and any moneys received in respect of the Offer will be returned to applicants without interest. The Underwriting Agreement provides for the Underwriters to be paid commission in respect of the New Shares issued, the Existing Shares sold and any Over-allotment Shares sold following exercise of the Over-allotment Option. Any commissions received by the Underwriters may be retained, and any Shares acquired by them may be retained or dealt in, by them, for their own benefit.

Further details of the terms of the Underwriting Agreement are set out in "Additional information — Underwriting arrangements" in Part 7. Certain selling and transfer restrictions are set out below.

Lock up arrangements

Pursuant to the Underwriting Agreement, the Company has agreed that, subject to certain exceptions, during the period of 365 days from the date of Admission, it will not, without the prior written consent of the Global Co-ordinators, issue, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offer of any Shares (or any interest therein or in respect thereof) or enter into any transaction with the same economic effect as any of the foregoing.

Pursuant to the Underwriting Agreement and related arrangements, the Directors (save for those appointed by the Principal Shareholders), certain senior managers of the Company, the Baroness Employee Limited Partnership and Mourant & Company Trustees Limited, have agreed that, subject to certain exceptions, during the period of 365 days from the date of Admission, they will not, and the other Selling Shareholders (including the Principal Shareholders and Directors appointed by the Principal Shareholders) have agreed that, subject to certain exceptions, during the period of 180 days from the date of Admission they will not without the prior written consent of the Global Co-ordinators offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offer of any Shares (or any interest therein in respect thereof) or enter into any transaction with the same economic effect as any of the foregoing (save that (i) the Limited Partners of the Baroness Employee Limited Partnership (including Michael Sharp in respect of 2,141,209 Shares) will be entitled to sell the Shares transferred to them by the Baroness Employee Limited Partnership and (ii) participants in the Employee Option Plan (including Michael Sharp) will be entitled, to the extent they choose to exercise the relevant proportion of their options immediately on Admission, to sell into the Offer all the Shares they acquire on the exercise of that proportion of their option). The Principal Shareholders have entered into an orderly market agreement which may limit the number of Shares which each of them may sell within specified periods of time.

Further details of these arrangements, which are contained in the Underwriting Agreement, are set out in paragraph 7 of Part 7.

Selling restrictions

The distribution of this document and the offer of Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any restrictions, including those set out in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

No action has been or will be taken in any jurisdiction that would permit a public offering of the Shares, or possession or distribution of this document or any other offering material in any country or jurisdiction where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisement in connection with the Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any and all applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer of Shares contained in this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to subscribe for or purchase any of the Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer of solicitation in such jurisdiction.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "relevant member state"), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the "relevant implementation date") no Shares have been offered or will be offered pursuant to the Offer to the public in that relevant member state prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of Shares may be made to the public in that relevant member state at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43 million; and (iii) an annual turnover of more than €50 million as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Underwriters; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any Shares or to whom any offer is made under the Offer will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of the expression an "offer of any Shares to the public" in relation to any Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of any Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the Offer have not been acquired on a non discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale. The Company, the Selling Shareholders, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and

Australia

This Prospectus has not been and will not be lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange and is not a disclosure document for purposes of Australian law. This prospectus (whether in preliminary or definitive form) may not be issued or distributed in Australia and no offer or invitation may be made in relation to the issue, sale or purchase of any Shares in Australia (including an offer or invitation received by a person in Australia) and no shares may be sold in Australia, unless the offer or invitation does not need disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth).

Japan

The Shares have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold directly or indirectly in Japan except under circumstances that result in compliance of all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorised in effect at the relevant time.

Selling restrictions

The distribution of this document and the offer of Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any restrictions, including those set out in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

No action has been or will be taken in any jurisdiction that would permit a public offering of the Shares, or possession or distribution of this document or any other offering material in any country or jurisdiction where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisement in connection with the Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any and all applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer of Shares contained in this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to subscribe for or purchase any of the Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer of solicitation in such jurisdiction.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "relevant member state"), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the "relevant implementation date") no Shares have been offered or will be offered pursuant to the Offer to the public in that relevant member state prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of Shares may be made to the public in that relevant member state at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43 million; and (iii) an annual turnover of more than €50 million as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Underwriters; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any Shares or to whom any offer is made under the Offer will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of the expression an "offer of any Shares to the public" in relation to any Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of any Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the Offer have not been acquired on a non discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale. The Company, the Selling Shareholders, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and

agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Underwriters of such fact in writing may, with the consent of the Underwriters, be permitted to subscribe for or purchase Shares in the Offer.

United States

The Shares have not been and will not be registered under the Securities Act or under any applicable state securities laws of the United States and, subject to certain exemptions, may not be offered or sold within the United States.

In addition, until 40 days after the commencement of the Offer, an offer or sale of Shares within the United States by any dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration, or in a transaction not subject to registration, under the Securities Act.

Transfer restrictions

Due to the following restrictions, investors are advised to consult legal counsel prior to making any offer for the resale, pledge or other transfer of Shares.

Each purchaser of Shares located within the United States will be deemed to have represented, acknowledged and agreed by accepting delivery of this document as follows (terms defined in Rule 144A or Regulation S shall have the same meaning in this paragraph of this Part 6):

(a) It has obtained such information as it deems necessary to make an investment decision.

(b) The purchaser: (1) is a QIB; (2) is aware, and each beneficial owner of such shares has been advised, that the sale of the Shares to it is being made in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or a transaction not subject to, the registration requirements of the Securities Act; (3) is acquiring such Shares for its own account or for the account of one or more QIBs, as the case may be and not with a view to further distribution if such Share; and (4) no representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Shares.

(c) The purchaser understands (or, if it is acting for the account of another QIB, such QIB has confirmed to it that such QIB understands) that the Shares (whether in physical, certificated form or in uncertificated form held in CREST) are "restricted securities" (within the meaning of Rule 144(a)(3) of the Securities Act) and that such Shares are being offered only in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state, territory or other jurisdiction of the United States and that it may not offer, resell, pledge or otherwise transfer any of such Shares except: (i) in accordance with Rule 144A or another exemption from, or a transaction not subject to, the registration requirements of the Securities Act to a QIB or to a person that the seller and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of another QIB; (ii) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act; (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available); or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state, territory or other jurisdiction of the United States.

(d) Each purchaser understands that any certificated Shares, unless otherwise determined by the Company in accordance with applicable law, will bear a legend substantially to the following effect:

THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN A TRANSACTION IN ACCORDANCE WITH RULE 144A OR ANOTHER EXEMPTION FROM, OR A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT TO A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A OR A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN

ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THESE ORDINARY SHARES. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE ORDINARY SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE COMPANY'S ORDINARY SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK UNLESS AND UNTIL SUCH TIME AS SUCH ORDINARY SHARES ARE NO LONGER RESTRICTED SECURITIES WITHIN THE MEANING OF RULE 144(A)(3) UNDER THE SECURITIES ACT. EACH HOLDER BY ACCEPTANCE OF THESE ORDINARY SHARES, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTION.

(d) The Company, the Registrars, the Selling Shareholders, the Managers and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that, if any of such acknowledgements, representations or agreements deemed to have been made by virtue of its purchase of Shares are no longer accurate, it will promptly notify the Company. If it is acquiring any Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

(e) Notwithstanding anything to the contrary in the foregoing, the Shares may not be deposited into any unrestricted depositary receipt facility in respect of the Company's shares established or maintained by a depositary bank.

(f) Any offer, sale, resale, pledge or other transfer made other than in compliance with the above stated restrictions may not be recognised by the Company in respect of the Shares.

(g) Each purchaser which, in the future, offers, resells, pledges or otherwise transfers such Shares, will notify such subsequent transferees of the transfer restrictions set out in paragraphs (a) to (f) above.

Prospective purchasers are hereby notified that the sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Regulation S Shares

Each purchaser of Shares offered outside the United States pursuant to Regulation S will be deemed to have represented, agreed and acknowledged that it has received a copy of this document, and such other information as it deems necessary to make an investment decision and that:

(a) it is authorised to consummate the purchase of the Shares in compliance with all applicable laws and regulations;

(b) it acknowledges (or if it is a broker-dealer acting on behalf of a customer, its customer has confirmed to it that such customer acknowledges) that the Shares have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state, territory or other jurisdiction of the United States;

(c) it is purchasing the Shares in an offshore transaction meeting the requirements of Regulation S;

(d) it will not offer, sell, pledge or transfer any Shares, except in accordance with the Securities Act and any applicable laws of any state of the United States and any other jurisdiction; and

(e) the Company, the Selling Shareholders, the Managers and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and if it is acquiring any Shares as a fiduciary or agent for one or more accounts, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Canada

The Shares may not be offered or sold, directly or indirectly, within Canada to a resident of Canada and this document is not for delivery to a resident of Canada other than with the prior approval of the Global Co-ordinators on a basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province or territory in Canada where traded of Shares are effected.

Australia

This Prospectus has not been and will not be lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange and is not a disclosure document for purposes of Australian law. This prospectus (whether in preliminary or definitive form) may not be issued or distributed in Australia and no offer or invitation may be made in relation to the issue, sale or purchase of any Shares in Australia (including an offer or invitation received by a person in Australia) and no shares may be sold in Australia, unless the offer or invitation does not need disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth).

Japan

The Shares have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold directly or indirectly in Japan except under circumstances that result in compliance of all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorised in effect at the relevant time.

PART 7: ADDITIONAL INFORMATION

1. Incorporation and share capital

1.1 The Company was incorporated and registered in England and Wales on 10 May 2005 as a private company limited by shares under the Act with the name Debenhams Retail Holdings Limited and with the registered number 05448421. The principal legislation under which the Company operates is the Act and regulations made thereunder. On 18 April 2006 the Company was re-registered as a public limited company with the name Debenhams plc. The Company's registered office is at 1 Welbeck Street, London W1G 0AA. The telephone number of the registered office is + 44 20 7408 4444.

1.2 The share capital history of the Company is as follows:

1.2.1 On incorporation the authorised share capital of the Company was £11,003 divided into three subscriber shares of £1.00 each, 10,000,000 ordinary shares of 0.1p each and 100,000 governance shares of 1p each. Pursuant to the authority set out in the Company's Articles of Association and in accordance with the Share Exchange Agreement described in paragraph 11.7 of this Part 7, on 24 May 2005 the Company made the following issues of shares:

1.2.1.1 10,000,000 ordinary shares of 0.1p each were issued;

1.2.1.2 100,000 governance shares of 1p each were issued.

1.2.2 On 24 May 2005, by a members' written resolution, the three subscriber shares with which the Company was incorporated were redesignated as Subscriber Shares having the rights set out in the Articles of Association of the Company adopted on 24 May 2005.

1.2.3 On 5 April 2006 by a members' written resolution, the authorised share capital of the Company was increased by £40,000 from £11,003 to £51,003 by the creation of 40,000,000 shares of 0.1p each. The additional ordinary shares were allotted as fully paid to the holders of ordinary shares at that date on a 4 for 1 basis in respect of their existing shareholding. Conditional upon Admission the governance shares and the subscriber shares will be transferred by the holders to the Company for nil consideration and cancelled.

1.2.4 On 3 May 2006 by a members' written resolution:

1.2.4.1 each ordinary share of 0.1p each was subdivided into ten ordinary shares of 0.01p each and the authorised share capital of the Company was increased by £77,843.15 from £51,003 to £128,846.15 by the creation of 77,843,150 shares of 0.01p each;

1.2.4.2 the Directors were generally and unconditionally authorised pursuant to section 80 of the Act, in substitution for all prior authorities conferred upon them, but without prejudice to any allotments made pursuant to the terms of such authorities, to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount equal to the entire authorised but unissued share capital of the Company for the period expiring (unless previously revoked, varied or renewed) immediately following Admission save that the Company may, before Admission make an offer or agreement (including exercise of the Over-allotment Option) which would or might require relevant securities to be allotted after expiry of this authority and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority had not expired;

1.2.4.3 subject to paragraph 1.2.4.2 above, the Directors were generally and unconditionally authorised pursuant to section 80 of the Act, in substitution for all prior authorities conferred upon them, but without prejudice to any allotments made pursuant to the terms of such authorities, to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount equal to the lower of (i) the authorised but unissued ordinary share capital of the Company and (ii) the aggregate nominal amount of one third of the ordinary share capital of the Company in issue immediately following completion of the Offer (including any exercise of the Over-allotment Option) and expiring (unless previously revoked, varied or renewed) at the conclusion of the next annual general meeting of the Company, save that the Company may before such expiry make an offer or

agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority had not expired;

1.2.4.4 the Directors were empowered to allot equity securities (within the meaning of Section 94 of the Act) for cash, pursuant to the general authorities described in the sub paragraphs above in substitution for all prior powers conferred upon the Board but without prejudice to any allotments made pursuant to the terms of such powers, as if section 89(1) of the Act did not apply to any such allotment, such power being limited to:

1.2.4.4.1 the allotment of up to an aggregate nominal amount of £535,000 pursuant to the Offer or otherwise prior to Admission;

1.2.4.4.2 the allotment of equity securities in connection with an issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to such exclusions or other arrangements as the Directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

1.2.4.4.3 the allotment of equity securities for cash (otherwise than as described in sub paragraphs 1.2.4.4.1 and 1.2.4.4.2 above) up to an aggregate amount equal to 5% of the issued and unconditionally allotted share capital of the Company immediately following completion of the Offer,

provided always that such power expires (unless previously revoked, varied or renewed) at the conclusion of the next annual general meeting of the Company, save that the Company may before the end of such period make an offer or agreement which would or might require equity securities to be allotted after expiry of this authority and the Directors may allot equity securities in pursuance of such an offer or agreement as if this power had not expired.

1.2.4.5 conditional on Admission the Directors were authorised to make market purchases (within the meaning of section 163(3) of the Act) of Shares, subject to the following conditions:

1.2.4.5.1 the maximum number of Shares authorised to be purchased may not be more than 85,897,439;

1.2.4.5.2 the minimum price which may be paid for a Share is 0.01 pence being the nominal value of each Share;

1.2.4.5.3 the maximum price which may be paid for each Share shall be the higher of: (i) an amount equal to 105% of the average of the middle market quotations of a Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of a Share and the highest current independent bid for a Share as derived from the London Stock Exchange Trading System (SETS);

1.2.4.5.4 the authority shall expire at the close of the annual general meeting of the Company held in 2007 or 18 months from the date of this resolution (whichever is earlier); and

1.2.4.5.5 a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

1.3 Immediately prior to the publication of this document, the authorised share capital of the Company was £51,003, comprising 500,000,000 ordinary shares of 0.01p each, 100,000 governance shares of 1p each and three subscriber shares of £1 each, and all of said shares were issued (all fully paid or credited as fully paid).

1.4 Save as disclosed above and in paragraphs 3, 4 and 5 below:

1.4.1 no share or loan capital of the Company has, within three years of the date of this document, been issued or agreed to be issued, or is now proposed to be issued (other than pursuant to the Offer), fully or partly paid, either for cash or for a consideration other than cash, to any person;

1.4.2 no commissions, discounts, brokerages or other special terms have been granted by the Company in connection with the issue or sale of any share or loan capital of any such company; and

1.4.3 no share or loan capital of the Company is under option or agreed conditionally or unconditionally to be put under option.

1.5 The Company will be subject to the continuing obligations of the Listing Rules with regard to the issue of shares for cash. The provisions of section 89 of the Act (which confer on Shareholders rights of pre emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employees' share scheme as defined in section 743 of the Act) apply to the authorised but unissued share capital of the Company (in respect of which the Directors have authority to make allotments pursuant to section 80 of the Act as referred to in sub paragraph 1.2.4.2 above) except to the extent such provisions have been disapplied as referred to in sub paragraph 1.2.4.4 above.

2. Memorandum and Articles of Association

The Memorandum of Association of the Company provides that its objects include, among others, the carrying on of the business of a holding company, the carrying on of such operations as seem to the Directors to advance the interests of the Company and to do all such other things as may be considered incidental or conducive to the attainment of the Company's objects. The objects of the Company are set out in full in Clause 3 of the Memorandum of Association which is available for inspection at the address specified in paragraph 19 of this Part 7.

The Articles of Association of the Company (the "Articles") include provisions to the following effect:

2.1 Share rights

Subject to the provisions of the Act, and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine.

The Board may issue shares which are to be redeemed or are liable to be redeemed at the option of the Company or the holder. Subject to the Articles and to the Act, the unissued shares of the Company (whether forming part of the original or any increased capital) are at the disposal of the Board.

2.2 Voting rights

Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

No member shall be entitled to vote at any general meeting unless all moneys presently payable by him in respect of shares in the Company have been paid.

If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice to such member direct that in respect of the shares in relation to which the default occurred the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll.

2.3 Dividends and other distributions

Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the

dividend is paid, but no amount paid on a share in advance of calls shall be treated for these purposes as paid on the share.

Subject to the provisions of the Act, the Board may pay interim dividends if it appears to the Board that they are justified by the profits of the Company available for distribution.

The Board may also pay, at intervals determined by it, any dividend at a fixed rate if it appears to the board that the profits available for distribution justify the payment. If the Board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non preferred rights.

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

The Board may withhold payment from a person of all or any part of any dividend or other moneys payable in respect of shares in the Company if those shares represent at least a 0.25% interest in the Company's shares or any class thereof and if, in respect of those shares, such person has been served with a restriction notice after failure (whether by such person or by another) to provide the Company with information concerning interests in those shares required to be provided under the Act.

Except as otherwise provided by the rights and restrictions attached to any class of shares, all dividends will be declared and paid according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

The Board may, if authorised by an ordinary resolution of the Company, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash in respect of the whole (or some part, to be determined by the Board) of any dividend.

Any dividend which has remained unclaimed for 6 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company.

Except as provided by the rights and restrictions attached to any class of shares, the holders of the Company's shares will under general law be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

2.4 Variation of rights

Rights attached to any class of shares may be varied or abrogated with the written consent of the holders of three quarters in nominal value of the issued shares of the class, or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class.

2.5 Lien and forfeiture

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The Company may sell any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share demanding payment and stating that if the notice is not complied with the share may be sold.

The Board may from time to time make calls on the members in respect of any moneys unpaid on their shares. Each member shall (subject to receiving at least 14 clear days' notice) pay to the Company the amount called on his shares. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

2.6 Transfer of shares

A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

The Board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not a fully paid share, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

2.6.1 is lodged, duly stamped (if stampable), at the office or at another place appointed by the Board accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer

2.6.2 is in respect of one class of share only; and

2.6.3 is in favour of not more than four persons.

The Board may refuse to register a transfer of shares in the Company by a person if those shares represent at least a 0.25% interest in the Company's shares or any class thereof and if, in respect of those shares, such person has been served with a restriction notice after failure (whether by such person or by another) to provide the Company with information concerning interests in those shares required to be provided under the Act, unless (i) the transfer is an approved transfer (as defined in the Articles), (ii) the member is not himself in default as regards supplying the information required and certifies that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer, or (iii) the transfer of the shares is required to be registered by the Uncertificated Securities Regulations 2001 (the "Regulations").

If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Subject to the provisions of the Regulations, the Board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

2.7 Alteration of share capital

The Company may by ordinary resolution increase, consolidate or, subject to the Act, sub-divide its share capital. The Company may by ordinary resolution also cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

2.8 Purchase of own shares

Subject to the Act and the Listing Rules and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class in any way and at any price (whether at par or above or below par).

2.9 General meetings

The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Act. The Board may call general meetings whenever and at such times and places as it shall determine.

2.10 Directors

2.10.1 *Appointment of Directors*

Unless otherwise determined by ordinary resolution, the number of Directors shall be not less than two nor more than 25 in number. Directors may be appointed by ordinary resolution of Shareholders or by the Board. A Director appointed by the Board holds office only until the next following annual general meeting and if not re appointed at such annual general meeting shall vacate office at its conclusion.

2.10.2 *No share qualification*

A director shall not be required to hold any shares in the capital of the Company by way of qualification.

2.10.3 *Retirement of Directors by rotation*

At every annual general meeting any director who was elected or last re-elected at or before the annual general meeting held in the third calendar year before the current year shall automatically retire from office. The Directors to retire by rotation shall be first, those who wish to retire and not be re-appointed to office and second, those who have been longest in office since their last appointment or re-appointment or in the case of those who were appointed or re-appointed on the same day, will be (unless they otherwise agree) determined by lot. A retiring Director shall be eligible for re-election.

2.10.4 *Remuneration of Director*

The emoluments of any Director holding executive office for his services as such shall be determined by the Board, and may be of any description.

The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £1 million per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board. In addition, any Director who does not hold executive office and who serves on any committee of the Board, by the request of the Board goes or resides abroad for any purpose of the Company or otherwise performs services outside the scope of the ordinary duties of a Director may be paid such extra remuneration as the Board may determine.

In addition to any remuneration to which the Directors are entitled under the Articles, they may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Board or committees of the Board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

2.10.5 *Permitted interests of Directors*

Subject to the provisions of the Act, and provided that he has disclosed to the Board the nature and extent of any material interest of his, a Director notwithstanding his office:

2.10.5.1 may be a party to, or otherwise interested in, any transaction or arrangement with the Company in which the Company is otherwise interested;

2.10.5.2 may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a Director;

2.10.5.3 may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

2.10.5.4 shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or

arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

2.10.6 *Restrictions on voting*

A Director shall not vote on any resolution of the Board concerning a matter in which he has an interest which (together with any interest of any person connected with him) is to his knowledge material, but these prohibitions shall not apply to:

2.10.6.1 the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

2.10.6.2 the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the Director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

2.10.6.3 a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub underwriting of which he is to participate;

2.10.6.4 a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, Shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing 1% or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances):

2.10.6.5 a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

2.10.6.6 a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors or for persons who include Directors.

2.10.7 *Indemnity of officers*

Subject to the provisions of the Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every Director or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified out of the assets of the Company against any liability incurred by him, including for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that such indemnity shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this Article, or any element of it, to be treated as void under the Act or otherwise under the Companies Acts.

3. Directors' interests

3.1 The interests of the Directors in the share capital of the Company are, and on completion of the Offer are expected to be, as follows:

Director	Number of Shares in which the Director has a direct or indirect interest	Percentage of issued share capital	Number of Shares immediately upon Admission[(1)(2)]	Percentage of issued share capital	Percentage of issued share capital assuming full exercise of the Over-allotment Option
John Lovering	8,575,400	1.7%	6,002,780	0.7%	0.7%
Rob Templeman	16,788,850	3.4%	12,591,638	1.5%	1.5%
Chris Woodhouse	16,426,850	3.3%	11,498,795	1.3%	1.3%
Michael Sharp[(1)(2)]	7,500,000	1.5%	7,500,000	0.9%	0.9%
Adam Crozier[(3)]	0	0	25,641	—%[(5)]	—%[(5)]
Jonathan Feuer[(4)]	200,500	—%[(5)]	149,858	—%[(5)]	—%[(5)]
Richard Gillingwater[(3)]	0	0	5,128	—%[(5)]	—%[(5)]
Peter Long[(3)]	0	0	51,282	—%[(5)]	—%[(5)]
Dennis Millard[(3)]	0	0	51,282	—%[(5)]	—%[(5)]
Paul Pindar[(3)]	0	0	153,846	—%[(5)]	—%[(5)]

(1) Excludes options.

(2) Michael Sharp has an interest in 7,500,000 Shares through his investment in Baroness Employee Limited Partnership and has been granted an option under the Employee Option Plan over 121,515 Shares at an option price of 0.2p per Share as described below. On exercise of his option, Michael Sharp's right will be satisfied by the transfer of Shares from the Trust. He is also technically deemed to be interested, as one of the potential beneficiaries of Debenhams Retail Employee Trust 2004 (the "Trust") established by Debenhams Retail plc for the benefit of employees within its Group, in 11,325,550 Shares held by the Trust. Michael Sharp also has a direct interest in loan notes with a value of £8,835,937 by virtue of his investment in Baroness Employee Limited Partnership and has been granted an option under the Employee Option Plan over the gain on a fixed income loan note with a value of £149,803.

(3) Such Directors intend to apply for Shares in the Offer at the Offer Price, and such applications are expected to be met in full.

(4) Jonathan Feuer is the beneficial owner of 200,500 Shares in the Company held in the name of Capital Investors 2002 Limited.

(5) Indicates a percentage holding of below 0.1%.

3.2 On 31 January 2005 Michael Sharp was granted rights to acquire up to 121,515 Shares for 0.2p each and to receive the gain on a fixed income loan note (the "Loan Note Proceeds") under the Debenhams Employee Option Plan. This option will become exercisable on Admission as to 100% of the Loan Note Proceeds and 50% of the Shares comprised in the option for a period of one month and will lapse, to the extent unexercised, at the end of that period. On exercise of his option, Michael Sharp's right to the Loan Note Proceeds will be satisfied by the transfer from the Trust of such number of Shares as has a value equal to the Loan Note Proceeds. The remaining 50% of the Shares comprised in the option will become exercisable on the first anniversary of Admission for a period of one month and will lapse, to the extent unexercised, at the end of that period.

Participants in the Employee Option Plan are required to pay the employer's national insurance contributions arising on the exercise of their options. Michael Sharp, together with all other participants who choose to exercise their options on Admission, will also receive a bonus in the form of Shares ("Bonus Shares") on the exercise of his option in recognition of the cost to him of paying the employer's national insurance contributions arising.

To the extent Michael Sharp chooses to exercise the relevant proportion of his option immediately on Admission, he will be entitled to sell into the Offer all the Shares he acquires on the exercise of that proportion of his option and his Bonus Shares.

3.3 It is expected that, at Admission, awards will be granted to the Executive Directors under the Debenhams Performance Share Plan as described in paragraph 5.2 below. It is expected that Rob Templeman will be granted an award over 492,788 of such Shares, Chris Woodhouse will be granted an award over 335,096 of such Shares and Michael Sharp will be granted an award over 311,441 of such Shares. These awards vest over time subject to performance conditions, as described in paragraph 5.2 of Part 7.

3.4 No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group or any of its subsidiary undertakings and which were effected by the Group or any of its subsidiaries during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed. There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any of the Directors.

3.5 In so far as is known to the Directors, the following interests (within the meaning of Part VI of the Act) (other than interests held by the Directors) represent, or will represent, directly or indirectly, 3% or more of the issued share capital of the Company on Admission:

Shareholders	Number of Shares held	Percentage of issued share capital	Number of Shares after the Offer[1]	Percentage of issued share capital	Percentage of issued share capital assuming full exercise of the Over-allotment Option
TPG Shareholder Group	178,527,250	35.7%	133,434,273	15.5%	13.2%
CVC Shareholder Group[1]	125,448,450	25.1%	93,762,284	10.9%	9.3%
Merrill Lynch Shareholder Group[2] . .	97,424,900	19.5%	72,817,011	8.5%	7.2%
Merrill Lynch Investment Managers Limited[3] . .	0	0%	50,000,000	5.8%	5.8%
Maverick Capital, Ltd . . .	0	0%	31,000,000	3.6%	3.6%
Baroness Employee Limited Partnership . . .	18,416,500	3.7%	18,416,500	2.1%	2.1%

(1) Including 1,343,500 Shares held by Citi Europe Co-Invest LP and 6,713,550 Shares held by Citicorp Capital Investors Europe Limited, who are affiliates of Citigroup Global Markets Limited (the Sponsor of the Offer) and Citigroup Global Markets U.K. Equity Limited (one of the Global Co-ordinators and a Joint Bookrunner).

(2) Consisting of 81,755,050 Shares held by ML Global Private Equity Fund, L.P. and 15,669,850 Shares held by Merrill Lynch Ventures L.P. 2001, each of whom are affiliates of Merrill Lynch (one of the Global Co-ordinators and a Joint Bookrunner).

(3) An affiliate of Merrill Lynch (one of the Global Co-ordinators and a Joint Bookrunner).

Save as disclosed above, in so far as is known to the Directors, there is no other person who is or will be immediately following Admission, directly or indirectly, interested in 3% or more of the issued share capital of the Company.

Through their shareholdings and rights under the Shareholders Agreement (described in paragraph 11.6 of this Part 7) the Principal Shareholders controlled all of the voting rights of the Company. The Directors are not aware of any party which, following Admission could exercise, directly or indirectly control over the Company.

Under the Shareholders' Agreement described in paragraph 11.6 of this Part 7 the members of CVC Shareholder Group, the members of TPG Shareholder Group and the members of Merrill Lynch Shareholder Group held governance shares in the Company, which were the only shares in the Company which carry voting rights. Conditional upon Admission, the governance shares and the subscriber shares will be transferred by the holders to the Company for nil consideration and cancelled. The Shareholders' Agreement terminates on Admission. Following Admission, none of the Principal Shareholders will have different voting rights attached to the Shares they hold.

3.6 The Panel on Takeovers and Mergers (the "Takeover Panel") is of the view that the members of the CVC Shareholder Group, including two affiliates of Citigroup, may be acting in concert with Citigroup in relation to the Company for the purposes of the City Code on Takeovers and Mergers (the "Takeover Code"). The Takeover Panel is also of the view that the members of the Merrill Lynch Shareholder Group may be acting in concert with Merrill Lynch in relation to the Company for the purposes of the Takeover Code.

On Admission, the aggregate shareholding of the CVC Shareholder Group and the aggregate shareholding of the Merrill Lynch Shareholder Group will be as set out in the table in paragraph 3.5 above. Pursuant to, and subject to the terms of, the Underwriting Agreement, Citigroup and Merrill Lynch have each conditionally agreed to procure subscribers and purchasers for or, failing which, to subscribe for and purchase themselves up to 31.2% of the Company's issued share capital.

Under Rule 9 of the Takeover Code, any person or group of persons acting in concert with each other which, taken together with shares already held by that person or group of persons, (i) acquires 30% or more of the voting rights of a public company or (ii) holds not less than 30% but not more than 50% of the voting rights and acquires additional shares which increase the percentage of their voting rights is required to make a general offer in cash for all the remaining equity share capital of the company unless otherwise agreed by the Takeover Panel.

In respect of the Shares which the CVC Shareholder Group and Citigroup will continue to hold or may acquire as a result of the Offer, and any stocklending arrangements between the CVC Shareholders and Citigroup as stabilising manager, the Takeover Panel has agreed to waive any obligation on the CVC Shareholder Group or Citigroup that might otherwise have arisen under Rule 9 of the Takeover Code to make a general offer for all of the Shares which they do not already own.

In respect of the Shares which the Merrill Lynch Shareholder Group and Merrill Lynch will continue to hold or may acquire as a result of the Offer, the Takeover Panel has agreed to waive any obligation on the Merrill Lynch Shareholder Group or Merrill Lynch that might otherwise have arisen under Rule 9 of the Takeover Code to make a general offer for all of the Shares which they do not already own.

In addition, the Takeover Panel has agreed to disregard Shares subsequently acquired by affiliates of Citigroup or affiliates of Merrill Lynch that are exempt principal traders for the purposes of the Takeover Code, each in respect of up to 3% of the Company's issued share capital, in determining whether such a general offer for all the Shares may be required pursuant to Rule 9.

4. Directors' service agreements and letters of appointment

4.1 The Directors and their functions are set out in Part 3. Between 10 and 24 April 2006 each Executive Director entered into a new service agreement with the Company and the Chairman and the Non Executive Directors entered into letters of appointment with the Company. The service agreements and the letters of appointment will become effective on Admission.

4.2 John Lovering's appointment as Chairman is subject to the terms of a letter of appointment agreed between him and the Company dated 19 April 2006. His appointment is terminable by either party giving not less than one month's written notice. John Lovering receives an annual engagement fee of £250,000. His letter of appointment requires him to devote such time during normal business hours as is required to perform his duties as Chairman and anticipates a required time commitment of the equivalent of between two and four days per month.

John Lovering is subject to a confidentiality undertaking without limitation in time and also to non-compete and non-solicitation restrictive covenants for a period of nine months following termination of his appointment. In addition, he is restricted from soliciting, enticing away, employing or engaging for a period of nine months following termination of his employment, any senior executive or employee of the Company.

John Lovering is permitted to hold the office of director or chairman of certain named companies including the Peacocks Group plc provided that any such appointment with the Peacocks Group plc does not interfere with his position at the Company. John Lovering is permitted under his letter of appointment to remain a passive investor in any non-competing business (as defined in the letter of appointment). In the event that John Lovering becomes aware of any conflict of interest that may arise

with his other business interests, he must disclose these to the Board and, if required by the Board, agree to step down as Chairman.

4.3 The Executive Directors have entered into service agreements with the Company (the "Service Agreements"). Details of the Service Agreements as they will apply with effect from Admission are set out below:

Name	Position	Annual salary	Date of Service Agreement
Rob Templeman	Chief Executive	£640,625	24 April 2006
Chris Woodhouse	Finance Director and Deputy Chief Executive	£435,625	24 April 2006
Michael Sharp	Chief Operating Officer	£404,875	24 April 2006

The salary of each Executive Director will be reviewed annually by the remuneration committee.

Each of the Executive Director's Service Agreements is terminable by either party giving not less than 12 months' written notice, save that Michael Sharp is only required to give the Company six months' notice. The Company reserves the right and discretion to pay the Executive Director in lieu of notice. If the Company terminates the employment of an Executive Director by exercising its right to pay in lieu of notice, the Company is required to make a payment equal to the aggregate of the Executive Director's basic salary for the notice period, the value of his contractual benefits for the notice period and an amount equal to the average of the annual bonus paid to the Executive Director in the two years prior to the termination of his employment.

Where the Company terminates the employment of an Executive Director other than in accordance with the terms of his Service Agreement, the Company is required to make a liquidated damages payment to such Executive Director equal to the amount of his basic salary for the 12 months' notice period. The Executive Director would also be entitled to a payment equal to the value of his contractual benefits for the notice period and an amount equal to the average of the annual bonus paid to the Executive Director in the two years prior to the termination of his employment.

Although they have made no legal commitment to do so, and their service agreements are terminable on 12 months notice by the Company or the Director (or six months in the case of notice by Michael Sharp), the current intention of Rob Templeman, Chris Woodhouse and Michael Sharp is to remain with Debenhams for at least the next three years.

The Executive Directors are entitled to an additional annual allowance equal to 15% (20% for Michael Sharp) of their annual salary in lieu of pension benefits.

Each of the Executive Directors is entitled to participate in the bonus arrangements operated by the Company from time to time. Such bonus arrangements shall be determined at the sole discretion of the remuneration committee of the Company, save in respect of pro rata bonus payments should an Executive Director cease employment with the Company in specific circumstances. For Rob Templeman and Chris Woodhouse the maximum bonus entitlement will be 100% of their annual basic salary. There is no maximum bonus entitlement applying to Michael Sharp under the terms of his Service Agreement.

Each of the Executive Directors is entitled to life assurance (providing a benefit of four times annual salary), medical insurance (for themselves and their family), and personal accident insurance and is entitled to a staff discount in accordance with the Company's policy. Michael Sharp is also entitled to permanent health insurance. Each of the Executive Directors is entitled to the use of a car for business and private travel and the Company bears all related maintenance, insurance and fuel expenses.

The Executive Directors may elect to exchange their car benefits for their equivalent cash value (as determined by the Company), and Michael Sharp may also exchange all of his other contractual benefits for their cash equivalent.

Each of the Executive Directors is subject to a confidentiality undertaking without limitation in time and also to non-compete and non-solicitation restrictive covenants for a period of nine months following termination of employment. In addition, they are restricted from soliciting, enticing away, employing or engaging any senior executive from the Company or any associated company, for a period of nine months following termination of their employment.

Rob Templeman and Chris Woodhouse are permitted to hold up to two non-executive directorships in non-competing companies as well as their existing non-executive directorships of Halfords Holdings Limited.

Michael Sharp is a deferred member of the Debenhams Executive Pension Plan. He is making an election for enhanced protection under the Finance Act 2004. He has ceased to accrue benefits in the Debenhams Executive Pension Plan with effect from 31 March 2006, in return for which he receives a salary supplement of 20% of his basic salary with effect from 1 April 2006.

4.4 The other Non-Executive Directors have each entered into a letter of appointment. Details of the letters of appointment are set out below:

Name	Position	Annual fee	Date of joining the Group	Date of letter of appointment
Philippe Costeletos	Non-Executive Director	£40,000	8 September 2003	24 April 2006
Adam Crozier	Independent Non-Executive Director	£45,000	From Admission	18 April 2006
Jonathan Feuer	Non-Executive Director	£40,000	8 September 2003	24 April 2006
Richard Gillingwater	Senior Independent Non-Executive Director	£62,500	From Admission	20 April 2006
Peter Long	Independent Non-Executive Director	£45,000	From Admission	24 April 2006
Dennis Millard	Independent Non-Executive Director	£55,000	From Admission	10 April 2006
Guido Padovano	Non-Executive Director	£40,000	8 September 2003	24 April 2006
Paul Pindar	Independent Non-Executive Director	£50,000	From Admission	19 April 2006

Each of the Non-Executive Directors is entitled to reimbursement of reasonable expenses incurred in the course of their duties and to directors' and officers' liability insurance cover. The appointments may be terminated by either party giving one month's notice and are subject to the provisions of the Company's Articles.

4.5 There is no arrangement under which any Director has waived or agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

4.6 In the financial year ended 3 September 2005 the aggregate of the total remuneration paid (including contingent or deferred compensation) and benefits in kind granted (under any description whatsoever) to each of the Directors by members of the Group was approximately £4,403,571. The total amount set aside by the Group to provide pension, retirement or similar benefits in respect of the Directors in the financial year ended 3 September 2005 was £283,505. On the basis of the arrangements in force at the date of this document, it is estimated that the aggregate remuneration payable and benefits in kind granted to the Directors for the year ending 3 September 2006 will be approximately £5,491,402.

4.7 The Directors have been directors or partners of the following companies (excluding the Company and its subsidiaries and subsidiaries of any company listed below) and partnerships in the past five years:

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
John Lovering	New House Farm (Bodiam) Limited New House Leisure Limited Somerfield Limited Echelon Capital LLP Echelon Investments LLP Lovering & Lovering Violet EquityCo Limited Somerfield Stores Limited	New House Cards Limited Resurgan Limited Fired Earth Limited Birthdays Group Limited Skillsmart Retail Limited Homebase Group Limited Odeon Cinemas Limited Mediazest plc Back Therapies Supplies Limited The Peacock Group Limited Greene King Neighbourhood Pub Holdings Limited The Laurel Pub Company Limited Sapphire Food North East No. 1 Limited The Fireplace Store Limited Aga Foodservice Group Plc Fitness First Holdings Limited Northwharf Properties (Cherry) Limited Northwharf Investments (Cherry) Limited
Rob Templeman	Halfords Holdings Limited	Homebase Group Limited Halfords Group Plc Harveys Furnishing plc
Chris Woodhouse	Halfords Holdings Limited	Halfords Group Plc Homebase Group Limited
Michael Sharp	None	Burton Group plc Principles Limited Racing Green Limited Topshop Limited Topman Limited
Philippe Costeletos	Sparkle Fashion Limited TIM Hellas SA Q Telecom SA Texas Pacific Group Europe LLP	CRI Holdings No. 2 Limited CRI Holdings No. 1 Limited Stahl International BV Helly Hansen ASA
Adam Crozier	Royal Mail Group plc Royal Mail Holdings plc	The Football Association Limited Wembley National Stadium Limited
Jonathan Feuer	CVC Capital Partners Limited IG Group Limited Halfords Holdings Limited	Synstar Limited Aprilway Limited Halfords Group Plc

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Richard Gillingwater	Faber Music Holdings Ltd. Faber Music Ltd. Rights Worldwide Ltd. Tomkins plc	Homebase Ltd. Kidde plc Qinetiq Plc The Peninsular & Oriental Steam Navigation Company
Peter Long	First Choice Holidays Plc Rentokil plc	Sunworld Holidays Limited RAC plc
Dennis Millard	Xchanging Limited	Cookson Group plc Exel plc Arc International plc
Guido Padovano	Despegar.com, Inc. Cremer Holdings, L.L.C. Rexel SA	Salutia.com, Inc. NetEnvios.com, Inc. Netman, Inc. Juncadella Prosegur SA
Paul Pindar	Capita Group plc	None

4.6 None of the Directors has within the last five years:

(i) had any convictions relating to fraudulent offences;

(ii) been declared bankrupt or has entered into any individual voluntary arrangements, or been associated with any bankruptcy, receivership or liquidation in their capacity as director;

(iii) been a director with an executive function of any company within a 12 month period preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with such company's creditors generally or any class of creditors of such company;

(iv) been a partner of any partnership within a 12 month period preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(v) held assets which have been subject of a receivership;

(vi) been partner of any partnership within a 12 month period preceding any receivership of the assets of such partnership; or

(vii) received any official public incrimination and/or sanction by any statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

4.7 As well as being directors of the Company, Jonathan Feuer is affiliated with the CVC Shareholder Group, Philippe Costeletos is affiliated with the TPG Shareholder Group and Guido Padovano is affiliated with the Merrill Lynch Shareholder Group. None of the Directors has any other potential conflicts of interests between their duties to the Company and their private interests or other duties.

5. Employee share plans

Future Debenhams Incentive Arrangements

The Company has adopted the Debenhams Deferred Bonus Matching Plan, Debenhams Performance Share Plan, the Debenhams 2006 Executive Share Option Plan, the Debenhams 2006 Sharesave Scheme and the Debenhams 2006 Sharesave Scheme (Ireland) (the "Debenhams Share Plans").

The remuneration committee has discretion to grant awards under any one, combination or all of the Debenhams Share Plans in any one year. When exercising their discretion to grant awards the remuneration committee will take into consideration the overall quantum and structure of the compensation package.

5.1 The Debenhams Deferred Bonus Matching Plan (the "DBMP")

5.1.1 *General*

The Company does not intend to operate the DBMP on Admission.

Under the DBMP participants will be able to invest up to the full amount of their annual bonus (on an after-tax basis) in Shares. If the participant remains in service for three years, he will, subject to the satisfaction of a performance target, be eligible to receive a matching share award (based on the pre-tax amount of the bonus that has been invested).

5.1.2 *Eligibility*

All employees and executive directors of the Company and its subsidiaries will be eligible to participate in the DBMP. The remuneration committee will select participants in the DBMP.

5.1.3 *Grant of awards*

Participants will be permitted to invest an amount not exceeding their full annual bonus (after deduction of tax due) in Shares ("Purchased Shares"). At the end of a three year holding period, the Purchased Shares will be released to the participant together with a number of additional shares ("Matching Shares") if certain conditions are met, including the performance conditions described below.

The pre-tax value of the Matching Shares at the date of the award will equal the pre-tax amount of the bonus that the participant has invested.

5.1.4 *Performance condition*

Matching Shares will only be released if and to the extent that performance conditions are satisfied over a three year performance period. The remuneration committee has yet to consider and determine what performance conditions will apply to awards under the DBMP although it is intended that they be appropriately demanding and linked to the Company's performance. The performance conditions applying to the release of Matching Shares under the DBMP will be described to shareholders in the Company's annual report and accounts.

If the performance target is not met at the end of the performance period, the awards will lapse immediately and there will no opportunity to re-test the performance condition.

The remuneration committee may amend the performance condition if an event occurs that causes it reasonably to consider that the original performance condition will not, without alteration, achieve its original purpose, provided that the remuneration committee acts fairly and reasonably, and that the amended condition would, in the opinion of the remuneration committee, be materially no less demanding to satisfy than the original condition as contemplated at the date of grant. Any such amendment will be disclosed in the directors' remuneration report following the amendment.

5.1.5 *Cessation of employment*

If a participant leaves employment (or is given notice or gives notice terminating his employment), his entitlement to Matching Shares will automatically lapse unless the remuneration committee, in its discretion, determines otherwise. If a participant loses his entitlement to Matching Shares, he will retain his Purchased Shares.

If the remuneration committee has permitted a leaver to continue to participate in the DBMP, the leaver's investment in Purchased Shares will remain eligible for Matching Shares provided the Purchased Shares are held at the end of the relevant holding period and the performance conditions have been met. However, the number of Matching Shares will normally be pro-rated on the basis of the period of actual service completed within the holding period. Exceptionally (for example, if a participant is terminally ill), the remuneration committee may release Matching Shares early.

5.1.6 *Change of control*

In the event of a takeover, scheme of arrangement or winding-up of the Company (not being an internal reorganisation) performance will be measured up to such date prior to the change of control as the remuneration committee concludes that the conditions can appropriately be

applied and awards will vest on the basis of performance up to the time of the change of control. The number of Matching Shares will normally be pro-rated to reflect the period of time that has elapsed between the date of grant and the date of the change of control. The Committee will have the discretion to adjust the vesting level if it considers that the performance condition would have been met to a greater or lesser extent at the end of the full three-year performance period.

An internal reorganisation to create a new holding company will not result in the accelerated vesting of awards; they will continue, subject to the performance conditions, to the end of the applicable holding period.

5.2 **The Debenhams Performance Share Plan (the "PSP")**

5.2.1 *General*

The PSP is intended to facilitate the retention of senior executives of the Company and to align their interests with those of shareholders by enabling executives to receive shares (the number of which is determined by the extent to which a corporate performance condition is achieved on vesting) provided that they remain employed in the Group for a period of three years from the date of grant.

It is intended that awards under the PSP will be granted to 104 senior executives, including the Executive Directors, at Admission. These awards will vest at the end of a three year performance period as described in paragraph 5.2.6 below. The maximum value of the Shares subject to these awards will be reduced to recognise the fact that these awards will vest over a period of two and a half years, rather than the normal three year period and, in total, will be over up to 3,466,273 Shares.

5.2.2 *Eligibility*

All employees and Executive Directors in the Company and its subsidiaries will be eligible to participate in the PSP. The remuneration committee will select participants in the PSP.

The Company's current policy is that only a selected group of the Company's most senior executives will be granted awards under the PSP.

5.2.3 *Grant of awards*

Awards may be granted on or within 42 days of Admission and thereafter may only be granted within 42 days following the announcement by the Company of its results for any period or on any day on which the remuneration committee decides that exceptional circumstances exist which justify a grant.

No payment will be required for the grant of an award. An award under the PSP will comprise an option to buy Shares for nil or a nominal payment or a contingent right to receive Shares or an allocation of restricted shares.

5.2.4 *Limit on individual participation*

No awards may be granted to an individual in any financial year over a maximum number of Shares whose market value is greater than 200% of that individual's gross annual rate of salary at the date of grant although the remuneration committee has a discretion, in exceptional circumstances (which include recruitment), to grant awards over Shares with a market value of up to 250% of gross annual salary at the date of grant. The market value will be determined by reference to the closing middle market quotation for an Share as derived from the Daily Official List of the London Stock Exchange on the date of grant.

5.2.5 *Vesting of awards*

An award will normally only vest on the third anniversary of the date of grant if and to the extent that the performance conditions to which it is subject (see below) have been satisfied, provided that the participant is still employed (or has not given or been given notice) by a company in the Group at that time and if the Committee is satisfied that the underlying financial performance of the Company over the performance period is sufficient to justify the vesting of the award. An award structured as an option will then remain capable of exercise for a period of six months (or, if the Company is in a prohibited period during this exercise period, the exercise

period will be extended automatically by the period during which the Company is in a prohibited period). Awards structured as a contingent right to receive Shares will be released to the participant as soon as practicable after vesting.

5.2.6 *Performance condition*

All awards made under the PSP will be subject to performance conditions set by the remuneration committee at the time awards are granted. The extent to which performance conditions are satisfied will determine the percentage of the award that vests.

Awards granted under the PSP will initially be subject to a performance target based on the earnings per share ("EPS") growth of the Company above the percentage increase in the Retail Price Index ("RPI") over a three year performance period in respect of half the shares comprised in an award and a performance target based on the Company's total shareholder return ("TSR") against the weighted TSR of the FTSE 350 General Retailers Index over a three year performance period in respect of the other half of the award. The Weighted TSR is the aggregate of the TSR of each company in the FTSE 350 General Retailers Index weighted by their respective market capitalisations at the start of the relevant three year performance period.

The initial awards to be granted on Admission will vest at the end of the three year performance period as follows:

Percentage growth over the performance period of Debenhams' EPS	*Percentage of award that vests*
Below RPI + 14% per annum	None
RPI + 14% per annum	30%
RPI + 21% per annum	100%
Between 14% and 21% per annum	Straight-line basis between 30% and 100%

Performance of Debenhams against the FTSE 350 General Retailers Index of companies by reference to TSR growth	*Percentage of award that vests*
Debenhams TSR is less than Weighted TSR of the FTSE 350 General Retailers Index	0%
Debenhams TSR is equal to Weighted TSR of the FTSE 350 General Retailers Index	30%
Debenhams TSR is equal or more than 12% p.a. above the Weighted TSR of the FTSE 350 General Retailers Index	100%
Between the latter two points	Straight-line basis between 30% and 100%

The performance period for both the EPS and the TSR performance conditions will be the period of three financial years starting with the year in which the award is granted

If one or both of the performance conditions are not met at the end of the performance period, 50% or 100% (as appropriate) of the awards will lapse immediately and there will no opportunity to re-test the relevant performance condition.

The value of the awards that will be granted on Admission will be reduced to recognise the fact that at the time of grant, eight months of the first financial year will have elapsed and that these awards will have a shorter vesting period than normal.

The remuneration committee may amend the performance conditions if an event occurs that causes it reasonably to consider that the original performance conditions will not, without alteration, achieve their original purpose, provided that the remuneration committee acts fairly and reasonably, and that the amended conditions would, in the opinion of the remuneration committee, be materially no less demanding to satisfy than the original conditions as contemplated at the date of grant. Any such amendment will be disclosed in the directors' remuneration report following the amendment.

The remuneration committee may set different performance conditions for future awards and may decide that different conditions should be applicable to different executive's awards depending on their job function.

5.2.7 *Cessation of Employment*

An award will lapse on the earlier of the participant giving, or being given, notice to terminate employment and the cessation of a participant's employment with the Group unless the remuneration committee, in its discretion, determines otherwise.

Where the remuneration committee permits an award to continue, the remuneration committee may determine that the award will vest early to the extent to which the performance conditions have been achieved at the time of leaving and will be pro-rated to take account of the proportion of the three-year period since the date of grant which has elapsed at the date of leaving. Alternatively, the remuneration committee may determine that the award will continue until the vesting date at which time the award will vest to the extent to which the performance conditions have been achieved and, where the remuneration committee considers appropriate, will be pro-rated to take account of the proportion of the three-year period since the date of grant which has elapsed at the date of leaving.

5.2.8 *Change of control*

In the event of a takeover, scheme of arrangement or, if the remuneration committee so decides, on winding-up of the Company (not being an internal reorganisation) an award will vest early, to the extent that the performance conditions have been achieved up to the relevant event and pro-rated to take account of the proportion of the period since the date of grant which has elapsed. However, the remuneration committee has a discretion to allow awards to vest to a greater or lesser extent if it considers it appropriate having regard to the circumstances of the change of control and the Company's financial performance to date. An internal reorganisation would not result in the accelerated vesting of any awards. Instead, awards would be replaced by new awards over shares in the new holding company.

5.3 **The Debenhams 2006 Executive Share Option Plan (the "ESOP")**

5.3.1 *General*

The ESOP allows the Company to grant options to acquire Shares to eligible employees. Options granted under the ESOP may either be Her Majesty's Revenue & Customs ("HMRC") approved options (up to the prescribed limit) or unapproved options.

It is intended that options to acquire up to 3.3 million Shares will be granted to 603 senior employees under the ESOP on the day of Admission at an exercise price equal to the closing middle market price for a Share on that day. These options will become exercisable following the end of a three year performance period beginning in September 2005 (a period of two and a half years from the date of grant) but only if and to the extent that the performance condition to which they are subject (see below) has been satisfied.

5.3.2 *Grant period*

Options may be granted within the 42 days commencing on (i) the date of HMRC approval of the ESOP; (ii) the day of adoption of the ESOP by the Board (iii) the day immediately following the day on which the Company makes an announcement of its results for any period; (iv) any day on which the Board resolves that exceptional circumstances exist which justify the grant of options (including Admission); or (v) any day on which any change to the legislation affecting the HMRC approved part of the ESOP is proposed or made.

5.3.3 *Eligibility*

Under the ESOP, options will be granted to any person who is an Executive Director or employee of the Company or a participating group company. Participants will be selected on a discretionary basis.

5.3.4 *Option Price*

The option price will not be less than (i) the middle market quotation of a Share as derived from the Daily Official List of the London Stock Exchange for the dealing day immediately preceding the date of grant and (ii) the nominal value of a Share (in the case of an option over Shares which are to be issued).

5.3.5 *Individual limits*

The maximum market value of Shares over which options may be granted to an employee under the unapproved part of the ESOP in any financial year (as measured at the date of grant) may not be greater than an amount equal to 100% of the employee's annual basic salary at the date of grant. However, the remuneration committee has a discretion, in exceptional circumstances (which include recruitment), to grant awards over Shares with a market value in excess of this amount.

5.3.6 *Performance conditions*

The exercise of options will be subject to the satisfaction of a performance condition, which will be stated at the date of grant. For the initial grant of options at Admission the performance condition will require that earnings per share growth will be at least equal to the percentage increase in RPI +14% per annum over a period of three years. There will be no re-testing of the performance condition.

5.3.7 *Exercise of options*

Options will normally only become exercisable on the third anniversary of the date of grant, subject to the satisfaction of the performance condition, and remain exercisable until ten years after the date of grant.

5.3.8 *Cessation of employment*

Options granted under both the approved and the unapproved parts of the ESOP will (except for options granted under the approved part of the ESOP if the participant is a "good leaver") lapse on the earlier of the date on which the participant gives or is given notice terminating his employment and the date of the cessation of a participant's employment with the Group unless the remuneration committee, in its absolute discretion, determines otherwise.

Where the remuneration committee permits an option to continue, it will become exercisable for a period to be determined by the remuneration committee. Options not exercised during the relevant period will lapse.

A participant will be a "good leaver" if he dies or his or her employment ends by reason of injury, disability, redundancy, retirement, or as a result of the sale of the business or subsidiary by which the participant is employed. On the occurrence of any of those events, approved options will become exercisable for a period of six months, providing the performance condition has been satisfied and then lapse. The number of Shares comprised in an option will be reduced if necessary to reflect the period of time elapsed between the date of grant and the date of cessation of employment.

5.3.9 *Change of control*

In the event of a takeover, scheme of arrangement or voluntary winding up of the Company, unexercised options will become exercisable providing the performance condition has been satisfied but reduced if necessary to reflect the period of time that has elapsed between the date of grant and the relevant event. The remuneration committee will have a discretion to allow options to be exercised over a greater number if it considers it appropriate having regard to the circumstances of the change of control and the Company's financial performance up to the date of change of control. Alternatively, participants may be given the opportunity to exchange their options for equivalent options over shares in the acquiring company.

Options will not become exercisable on an internal reorganisation but will be rolled-over into options over shares in the new holding company.

Provisions relating only to HMRC approved options

It is intended to seek HMRC approval for the grant of HMRC approved options, which are those satisfying the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003. HMRC approved options are subject to the same provisions as summarised above except that:

- individual limit: an employee cannot be granted an approved option which would, at the time it is granted, enable the employee to acquire shares under approved option schemes (which are not savings-related) exceeding the HMRC limit from time to time, which is currently £30,000; and

- HMRC approval: any amendment to a key feature of the ESOP requires the prior approval of HMRC.

5.4 **Debenhams 2006 Sharesave Scheme (the "Sharesave Scheme")**

5.4.1 *General*

It is intended to seek HMRC approval for the Sharesave Scheme.

Under the Sharesave Scheme, employees may be granted an option to acquire Shares at a fixed exercise price. Employees are required to save each month into a savings account for a period of either three or five years, the proceeds of which savings account they may use to exercise the option. The employee will have a right to acquire the number of Shares which he or she can acquire at the exercise price using the savings in his or her savings account. A tax free bonus is payable on the savings in the savings account on completion of the relevant savings contract. At the end of the savings period the employee may either exercise the option within six months of the end of the savings period using the savings contributions and bonus which he or she has accumulated or have the savings and bonus repaid to him or her.

The Company does not intend to operate the Sharesave Scheme on Admission.

5.4.2 *Grant period*

Options may be granted within the 42 days commencing on (i) the date of HMRC approval of the Sharesave Scheme; (ii) the date of adoption of the Sharesave Scheme by the Board (iii) the day immediately following the day on which the Company makes an announcement of its results for any period; (iv) any day on which the Board resolves that exceptional circumstances exist which justify the grant of options; or (v) any day on which any change to the legislation affecting savings related share option schemes approved by HMRC is proposed or made.

5.4.3 *Eligibility*

All eligible employees or executive directors of the Company and participating subsidiaries who have been employed for a minimum period (not exceeding five years) or have otherwise been nominated as eligible by the Board, are entitled to participate in the Sharesave Scheme. All employees eligible to participate must do so on similar terms although that entitlement may vary by reference to levels of remuneration, length of service or any similar factors.

5.4.4 *Employee contributions*

The maximum amount that an employee may save each month over the three year or five year period is £250 per month. The Board can impose a lower savings limit.

5.4.5 *Option exercise price*

The option exercise price may be set at a discount (of up to 20%) to the market value of the Shares at the time of grant.

5.4.6 *Cessation of employment*

A participant who ceases to be an employee of a member of the Group as a result of injury, disability, redundancy, retirement on or after age 60 or following a sale of the employing company or transfer of the employing business out of the group may exercise the option within six months after ceasing to be an employee. If a participant dies, his personal representative may exercise the option within twelve months of the earlier of the date of death or the bonus date of the option. If a participant ceases to be an employee of a member of the Group for any other reason the option will lapse on cessation of employment.

5.4.7 *Change of control*

In the event of a takeover, scheme of arrangement or voluntary winding up of the Company, unexercised options will become exercisable for a limited period but only to the extent of the savings plus interest or bonus that has accumulated in the related savings account up to the date of exercise. Options which are not exercised will lapse. Alternatively, participants may be given the opportunity to exchange their options for equivalent options over shares in the acquiring company.

5.5 **Debenhams 2006 Sharesave Scheme (Ireland) (the "Irish Sharesave Scheme")**

Under the Irish Sharesave Scheme participants who are subject to tax in Ireland are entitled to tax relief on the exercise of options, provided certain conditions are met.

It is intended to seek approval of the Irish Revenue Commissioners for the Irish Sharesave Scheme.

The Company does not intend to operate the Irish Sharesave Scheme on Admission.

The provisions of the Irish Sharesave Scheme are the same as those of the Sharesave Scheme save in the following respects:

(a) only employees subject to tax in Ireland are eligible to participate;

(b) the minimum period of service for the purposes of eligibility to participate must not exceed three years;

(c) employee contributions may not exceed €320 per month;

(d) approval of the Irish Sharesave Scheme and any amendments to it is required from the Irish Revenue Commissioners.

5.6 **Provisions common to the Debenhams Share Plans**

5.6.1 *Administration*

The Debenhams Share Plans will be administered by the remuneration committee.

5.6.2 *Limits on the issue of shares*

The rules of the Debenhams Share Plans permit awards and options to be granted over Shares that are to be newly issued or are held in the Company's treasury, are or purchased in the market or held in the Debenhams Retail Employee Trust on Admission.

To the extent that new Shares are to be issued to satisfy share awards and options granted under the Debenhams Share Plans:

(a) no options or awards may be granted under the PSP, the DBMP or the ESOP if it would cause the aggregate number of Shares that are capable of being issued pursuant to options and/or awards granted under the PSP, the DBMP or the ESOP, when added to the number of Shares issued or issuable pursuant to rights to subscribe for Shares granted during the preceding ten years under the PSP, the DBMP, the ESOP or any other discretionary executive share plan operated by the Company, to exceed five per cent. of the Company's issued ordinary share capital at the proposed date of grant;

(b) no option or award may be granted under the Debenhams Share Plans if it would cause the aggregate number of Shares that are capable of being issued pursuant to options and/or awards granted under the Debenhams Share Plans when added to the number of Shares issued or issuable pursuant to rights to subscribe for Shares granted during the preceding ten years under the Debenhams Share Plans or any other employee share plan operated by the Company, to exceed ten per cent. of the Company's issued share capital at the proposed date of grant.

Treasury shares will count as new issue shares for the purposes of these limits. Shares under options or awards that have lapsed or been surrendered are excluded when calculating these limits. If options or awards are to be satisfied by a transfer of existing Shares, the percentage limits stated above will not apply.

5.6.3 *Rights attaching to shares*

Any Shares allotted when an award or option vests or is exercised will rank equally with all other Shares of the Company in issue (except for rights arising by reference to a record date before their allotment).

5.6.4 *Variation of capital*

In the event of any variation of the Company's share capital including a capitalisation issue, a rights issue, a sub-division or consolidation of shares, or a reduction in capital, or in the event of a demerger, payment of a capital dividend or similar event involving the Company, the

remuneration committee may make the adjustments it considers appropriate to the number of Shares under option or comprised in an award granted under the Debenhams Share Plans and any option exercise price, subject to the approval of HMRC in the case of options granted under the Sharesave Scheme and HMRC approved options granted under the ESOP and the Irish Revenue Commissioners in the case of options granted under the Irish Sharesave Scheme.

5.6.5 *Participant's rights*

Benefits under the Debenhams Share Plans are not pensionable.

Options and awards granted under the Debenhams Share Plans are not transferable and may only be released to or exercised by the persons to whom they were granted or their personal representatives.

5.6.6 *Amendments*

The remuneration committee may, at any time, amend the rules of the Debenhams Share Plans, provided that the prior approval of shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of shares, terms of exercise (other than in respect of the performance conditions as described above), the rights attaching to the shares acquired and the adjustment of awards. The approval of HMRC or, in the case of the Irish Sharesave Scheme, the Irish Revenue Commissioners will also be required for any amendment to a key feature of the ESOP, the Sharesave Scheme and/or the Irish Sharesave Scheme.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to obtain or maintain HMRC approval of the ESOP or the Sharesave Scheme or the approval of the Irish Revenue Commissioners to the Irish Sharesave Scheme, to benefit the administration of the Debenhams Share Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group.

5.6.7 *Termination*

The Debenhams Share Plans will terminate on the tenth anniversary of their adoption, or such earlier time as the remuneration committee may determine, after which time no further options or awards may be granted but the rights attaching to existing awards will not be affected by such termination.

Existing Debenhams incentive arrangements

5.7 **Debenhams Retail Employee Trust (the "Trust")**

The Trust is a discretionary employee benefit trust whose beneficiaries are employees and former employees of the Group and their families. The Trust holds a total of 11,325,550 Shares, approximately £0.6 million from the proceeds of redemption of a deep discount bond and the proceeds of or an interest in loan notes with a value of £13.3 million. The trustee holds the assets for the purpose of satisfying options granted under the Employee Option Plan described in paragraph 5.8 below and otherwise for the benefit of beneficiaries.

It is intended that after Admission the Trust will hold sufficient Shares to satisfy the exercise of options granted under the Employee Option Plan and awards of Bonus Shares as described in paragraph 5.8 below and the Trust may purchase in the Offer, or thereafter, approximately one million Shares towards such obligations. Any additional Shares or cash held in the trust will be held on trust for the future benefit of the beneficiaries.

5.8 **The Debenhams Employee Option Plan (the "Employee Option Plan")**

5.8.1 *General*

Selected senior managers and employees participate in the Employee Option Plan, which was established in September 2004. Participants have been granted an option which they may exercise in certain circumstances (including on the Offer). On exercise participants will acquire Shares, at a specified option price per Share, and will receive the gain on a fixed income loan note and the proceeds of redemption of a deep discount bond (the "Non-Equity Instrument"). In

total, options have been granted over 6,913,300 Shares to approximately 300 employees. It is not intended to grant any further options under the Employee Option Plan following Admission.

On Admission an option will become exercisable as to 100% of the Non-Equity Instrument and 50% of the Shares comprised in an option for a period of one month and will lapse, to the extent unexercised, at the end of that period. Participants will be entitled to sell into the Offer all the Shares they acquire on the exercise of the relevant portion of their options. An option will be exercisable as to the remaining 50% of the Shares comprised in it on the first anniversary of Admission for a period of one month and will lapse, to the extent unexercised, at the end of the period.

Participants are required to pay the employer's national insurance contributions arising on the exercise of their options. In recognition of the cost to participants of this, participants will be awarded a bonus in the form of Shares ("Bonus Shares") on each exercise of their option. The Bonus Shares will have a market value which on a post tax basis will be equal to the cost to the participant of meeting the employer's national insurance contributions on the relevant exercise. The Bonus Shares will be transferred from the Trust.

A total of 8,699,610 Shares is expected to be transferred from the Trust to satisfy the exercise of options exercisable on Admission and the award of Bonus Shares.

5.8.2 *Eligibility*

All employees and Executive Directors of the Group who have not given or been given notice terminating their employment or office are eligible to participate in the Employee Option Plan.

5.8.3 *Grant of awards*

Participants in the Employee Option Plan have been granted an option over Shares and the Non-Equity Instrument.

5.8.4 *Option Price*

The price payable on the exercise of an Option was determined by the remuneration committee on the date of grant and is either £1.20 per share or 0.2 pence per share.

5.8.5 *Limits on the issue of Shares*

Options have been granted over 6,913,300 Shares, which are held in the Trust. It is not intended to grant any further awards under the Employee Option Plan following Admission.

5.8.6 *Exercise of Options*

On Admission, options will become exercisable as to 100% of the Non-Equity Instrument and 50% of the Shares comprised in an option for a period of one month and will lapse, to the extent unexercised, at the end of that period. The remaining 50% of the Shares comprised in an option will become exercisable on the first anniversary of Admission for a period of one month and will lapse, to the extent unexercised, at the end of the period.

Options become exercisable for a period of one month (or such other period as the remuneration committee may specify) from the date of completion of a sale of shares or assets as a result of which all or substantially all the assets of the Group become directly or indirectly held by an acquiring company and will lapse, to the extent unexercised, at the end of that one month period.

The remuneration committee may, in its absolute discretion, allow options to become exercisable, in whole or in part, where any transaction occurs affecting any member of the Group, or which the remuneration committee considers would materially affect the value of Shares, the Non-Equity Instrument or options, for such period as the remuneration committee determines and may specify a date on which options will lapse (in whole or in part).

5.8.7 *Cessation of employment*

If a participant ceases, for any reason whatsoever (including death), to be employed by any member of the Group (and does not continue to be employed by any other member of the Group) his option will lapse on the date of cessation or the date on which he gives or is given notice terminating his employment.

However, the remuneration committee, in its absolute discretion, may decide that an option will not lapse, an option will lapse in part or that an option will become exercisable for any period specified by the remuneration committee, after which it will lapse.

5.8.8 *Change of control*

In the event of a takeover or scheme of arrangement of the Company, unexercised options will become exercisable in full. However, options will not become exercisable on an internal reorganisation without the consent of the remuneration committee.

On a voluntary winding-up of the Company unexercised options may be exercised within the period of two months from the date of the resolution, failing which exercise options shall lapse automatically.

5.8.9 *Rights attaching to Shares*

Any Shares allotted when an option is exercised will rank equally with all other Shares of the Company in issue (except for rights arising by reference to a record date before their allotment).

5.8.10 *Variation of capital*

In the event of a sub-division or consolidation of Shares or the Non-Equity Instrument or a capital distribution or other transaction which the remuneration committee considers would materially affect the value of an option the remuneration committee may adjust the number of Shares or the value of the Non-Equity Instrument subject to an option and/or the option price as it considers appropriate.

5.8.11 *Amendments to the Employee Option Plan*

The remuneration committee may amend the Employee Option Plan in any way it considers fit.

5.9 The Baroness Employee Limited Partnership (the "Partnership")

The Partnership was established in 2004. The 37 senior employees of the Group who are members of the Partnership (the "Limited Partners") have an indirect interest in 18,416,400 Shares and hold directly loan notes with a value of £19.6 million by virtue of their interests as limited partners in the Partnership.

The terms of the agreement relating to the Partnership include provisions that:

(i) the disposal of any of the assets of the Partnership and the making of any distributions out of the Partnership is at the discretion of the Baroness Employee General Partner Limited (the 'General Partner'); and

(ii) a Limited Partner who ceases to be an employee of a company in the Group (or who is demoted to a less senior position) may be required to transfer his interests in the Partnership to the General Partner of the Partnership at a price which is not lower than the lower of cost and the market value of his interests.

The General Partner (as general partner of the Partnership) intends to transfer 30% of the Shares held in the Partnership to the Limited Partners. The Limited Partners may sell these Shares at any time. The General Partner does not intend to make any further disposals or distributions of Shares for a period of twelve months following Admission.

6. Pensions

Debenhams Group Holdings Limited (formerly called Debenhams Limited) is the principal employer of two occupational pension schemes: the Debenhams Executive Pension Plan (the "DEPP") and the Debenhams Retirement Scheme (the "DRS") (together the "Pension Schemes").

The DEPP provides pension accrual on a final salary basis for executives but was closed to new entrants from 1 September 2002. Executives who joined the Group between 1 September 2002 and 31 December 2003 were entitled to join the DRS and those who joined the Group after 31 December 2003 receive a percentage of base salary for pension provision.

The DRS provides final salary benefits for members who joined prior to 1 September 2002 and career average benefits for members who joined on or after 1 September 2002.

The Pension Schemes were exempt approved retirement benefit schemes under the Income and Corporation Taxes Act 1988 and are now registered schemes under the Finance Act 2004. Members of each scheme are contracted out of the State Earnings Related Pension Scheme and the State Second Pension. It has also

recently established an occupational money purchase pension plan in Ireland known as the Debenhams Ireland Pension and Life Assurance Scheme (the "Irish Scheme"). This is for individuals who previously participated in the DRS.

The Group also operates a money purchase personal pension plan for employees who do not participate in the Pension Schemes, known as the Stakeholder Plan for Debenhams Employees (the "Stakeholder Plan"). Members of the Stakeholder Plan are contracted in to the State Second Pension. Members of the Stakeholder Plan can, within HM Revenue & Customs limits before 6 April 2006 and within the annual and lifetime allowances which came into force pursuant to the Finance Act 2004 with effect from 6 April 2006, elect the contribution they wish to pay. Any contributions between 3% and 5% of their pensionable earnings are matched by the Company.

The DEPP has approximately 71 active, 127 deferred and 61 pensioner members. The DRS has approximately 4558 active, 6801 deferred and 5736 pensioner members. The Stakeholder Plan has 196 active members. The Irish Scheme has 30 active members.

The formal actuarial valuations of the Pension Schemes are normally carried out every three years. The last formal actuarial valuation of the Pension Schemes was carried out as at 31 March 2005. This showed a deficit in the DEPP of £16.5 million on an ongoing funding basis and in the DRS of £26.0 million on an ongoing funding basis.

There are no employee contributions to the DEPP. Employees in the DRS pay contributions of 4% of pensionable earnings. The employers currently contribute 35% of members' pensionable earnings to the DEPP and 13.7% of members' pensionable earnings to the DRS. In addition, the Group made a special payment of £6.93 million into the DEPP on 26 May 2005 and a payment of £22.47 million into the DRS on the same date.

Debenhams intends to use part of the proceeds of the Offer to pay £13.53 million into the Debenhams Retirement Scheme and to pay £4.47 million into the Debenhams Executive Pension Plan. These payments into the pension schemes totalling £18.0 million, represent the remaining additional contributions that the Company agreed would be paid into the pension schemes as a result of the Refinancing and Restructuring in May 2005. These pension schemes had a deficit of £7.6 million recognised in the Group's balance sheet as at 4 March 2006. Future valuations will be carried out in accordance with new pensions legislation that came into force from December 2005.

7. Underwriting Agreement

Prior to the announcement of the Offer Price, the Company, the Directors, certain senior managers of the Company, the Selling Shareholders, the Sponsor and the Underwriters are expected to enter into the Underwriting Agreement. Pursuant to the Underwriting Agreement, it is expected that:

7.1 the Company will agree, subject to certain conditions (the last condition being Admission), to allot and issue, at the Offer Price, the New Shares to be issued in connection with the Offer;

7.2 the Selling Shareholders will agree, subject to certain conditions (the last condition being Admission), to sell Shares in the Offer at the Offer Price;

7.3 the Underwriters will severally agree, subject to certain conditions that are typical for an agreement of this nature, to procure subscribers (or subscribe themselves) for the New Shares (in such proportions as will be set out in the Underwriting Agreement) and to procure purchasers for (or to purchase themselves) the Existing Shares pursuant to the Offer;

7.4 the Underwriters will deduct from the proceeds of the Offer to the Company a commission of 1.875% of the product of the Offer Price and the number of New Shares allotted pursuant to the Offer and from the proceeds of the Offer to the Selling Shareholders a commission of 1.875% of the product of the Offer Price and the number of Shares sold in the Offer, and from the proceeds to the Selling Shareholders of the sale of Shares (if any) pursuant to the Over-allotment Option a commission of 1.875% of the product of the Offer Price and the number of Shares (if any) sold pursuant to the Over-allotment Option. Such commissions are subject to deductions of up to 0.625% at the discretion of the Company. The commission payable to the Underwriters shall be split as to 60% selling commission, 20% management commission and 20% underwriting commission and the Sponsor will receive £1 million out of the management commission. In addition, the Company may, at its discretion and on behalf of the Company and the Selling Shareholders, agree that the Company and the Selling Shareholders shall pay all or any of the Underwriters a discretionary incentive fee (the "Incentive Fee")

of up to 0.625% of the proceeds of the Offer (including Shares (if any) sold pursuant to the Over-allotment Option) receivable by them. The split of the Incentive Fee between the Underwriters (or any of them) shall be at the complete discretion of the Company. The amount of the Incentive Fee (if any) and the allocation as between Underwriters shall be determined within 45 days of Admission and paid within 50 days of Admission. All commissions shall be paid together with any value added tax chargeable thereon;

7.5 the obligations of the Underwriters to procure subscribers and/or purchasers for or, failing which, themselves to subscribe for or purchase Shares (as the case may be) on the terms of the Underwriting Agreement will be subject to certain conditions. These conditions will include the absence of any breach of representation or warranty under the Underwriting Agreement and Admission occurring on or before 9 May 2006 (or such later time and/or date as the Underwriters and the Company may agree in writing (being not later than 16 May 2006)). In addition, the Global Co-ordinators have the right to terminate the Underwriting Agreement, exercisable in certain circumstances prior to Admission. These circumstances include the occurrence of certain material changes in the condition (financial or otherwise), earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise and certain changes in financial, political or economic conditions;

7.6 certain of the Selling Shareholders will grant the Stabilising Manager the Over-allotment Option under which they will agree to sell to the Stabilising Manager, or persons procured by the Stabilising Manager, up to 48,717,948 Shares for the purposes of meeting over-allotments in connection with the Offer and to cover short positions resulting from stabilisation transactions. Shares sold pursuant to the exercise of the Over-allotment Option will be sold on the same terms and conditions as other Shares being sold in the Offer. The Over-allotment Option will be exercisable, in whole or in part, only once upon written notice by the Stabilising Manager (with the Joint Bookrunner making recommendations as to exercise) given no later than 2 June 2006. Save as required by law or regulation, the Stabilising Manager does not intend to disclose the extent of any over-allotments made and/or any stabilisation transactions under the Offer;

7.7 the Company and Selling Shareholders will agree to pay any stamp duty and/or stamp duty reserve tax arising on the issue or initial sale (as applicable) of Shares by them under the Offer (including the sale of Shares pursuant to the Over-allotment Option);

7.8 the Company will agree to pay certain costs, charges, fees and expenses of or incidental to the Offer or the other arrangements contemplated in the Underwriting Agreement;

7.9 each of the Company, the Directors, certain senior managers of the Company and the Selling Shareholders will give certain representations, warranties and undertakings, subject to certain limits, to the Underwriters. The liabilities of the Company under the Underwriting Agreement will not be limited as to time or amount. The liabilities of the Directors, the relevant senior managers and Selling Shareholders will be limited as to time and amount. Baroness Employee Limited Partnership and Mourant & Company Trustees Limited will give certain representations, warranties and undertakings. The liabilities of Baroness Employee Limited Partnership and Mourant & Company Trustees Limited will be limited as to time and amount;

7.10 the Company will undertake, among other things, to each of the Underwriters that, during a period of 365 days from the date of Admission, it will not, without the prior written consent of the Global Co-ordinators (i) directly or indirectly, issue, offer, pledge, sell, contract to issue or sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, deposit into any depositary receipt facility or otherwise issue, transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or file any registration statement under the Securities Act with respect to any of the foregoing; or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction described in (i) and (ii) above is to be settled by delivery of Shares or other securities, in cash or otherwise save in respect of Shares issued: (A) pursuant to the Offer or pursuant to any capital reorganisation of the Company described in this document; (B) pursuant to the exercise of an option outstanding on the date of the Underwriting Agreement and described in this document; or (C) pursuant to any existing employee benefit plans of the Company described in this document;

7.11 each Executive Director and certain senior managers of the Company will undertake, among other things, to each of the Sponsor and the Underwriters that (other than in relation to any Shares transferred to a limited partner of the Baroness Employee Limited Partnership and to any Shares (including Bonus Shares) acquired by a participant in the Employee Option Plan on the exercise on Admission of the relevant proportion of an option provided that, in relation to Michael Sharp, this exception applies in respect of 2,141,209 Shares), during a period of 365 days from the date of Admission; each Non-Executive Director (other than both the Non-Executive Directors appointed by the Principal Shareholders (the "Institutional Non-Executive Directors")) will undertake, among other things, to each of the Sponsor and the Underwriters that, during a period of 365 days from the date of Admission or until he ceases to be a Director (whichever is earlier); each Institutional Non-Executive Director will undertake, among other things, to each of the Sponsor and the Underwriters that, during a period of 180 days from the date of Admission, he will not, without the prior written consent of the Global Co-ordinators (such consent, in the case of the Institutional Non-Executive Directors, not be unreasonably withheld or delayed): (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or request or demand that the Company file any registration statement under the Securities Act with respect to any of the foregoing, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction described in Clause (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise save that the above restrictions shall not prohibit any such person from (A) accepting a general offer made to all the holders of Shares for the time being (other than Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Companies Act) made in accordance with the City Code on terms which treat all such holders alike or from executing and delivering an irrevocable commitment or undertaking to accept a general offer; (B) transferring Shares by way of a gift: (1) to a member of his family (meaning the wife, husband, parents, widow, widower, co-habitee, adult child or grandchild, sibling, nephew or niece of the Director concerned) or, in the case of shares held by personal representatives, of any deceased transferor; (2) by any transferor to any person or persons acting in the capacity of trustee or trustees of a trust created by, or including as principal beneficiary such transferor, and/or members of the family (within the meaning aforesaid) of such transferor; or (3) by the trustee or trustees of a trust, to any beneficiaries of the trust or any new trustee of the trust; provided that, prior to the making of any such transfer referred to in (1) to (3) above, the relevant transferor or trustee shall have satisfied the Global Co-ordinators that the transferee falls within one of the categories in (1) to (3) above and the transferee shall have agreed in terms acceptable to the Global Co-ordinators acting reasonably to be bound by the provisions of the undertaking described in this paragraph; or (C) transferring Shares in connection with, or pursuant to, any scheme of reconstruction under Section 110 of the Insolvency Act 1986, or any amalgamation, merger, consolidation, reorganization or such similar arrangement entered into in relation to the Company; or (D) transferring Shares to a personal representative on the death of such transferor and any subsequent transfers by such personal representative; or (E) transferring Shares in order to raise funds in order to meet liabilities to which such transferor is subject pursuant to the Underwriting Agreement; or (F) transferring Shares acquired under any option granted by the Company under its continuing employee share option schemes;

7.12 each of the Selling Shareholders (other than management selling shareholders) will undertake, among other things, to each of the Sponsor and the Underwriters that, during a period of 180 days from the date of Admission, each Selling Shareholder will not, without, in each case, the prior written consent of the Global Co-ordinators (such consent not to be unreasonably withheld or delayed): (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or request or demand that the Company file any registration statement under the Securities Act with respect to any of the foregoing, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction described in Clause (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise save that the above restrictions shall not prohibit any such person or entity from (A) accepting a general offer made to all the holders of Shares for the time being (other than Shares held or contracted to be acquired by the offeror or its associates within the meaning

of section 430E of the Companies Act) made in accordance with the City Code on terms which treat all such holders alike or from executing and delivering an irrevocable commitment or undertaking to accept a general offer; or (B) transferring Shares in connection with, or pursuant to, any scheme of reconstruction under Section 110 of the Insolvency Act 1986, or any amalgamation, merger, consolidation, reorganization or such similar arrangement entered into in relation to the Company; or (C) transferring ordinary shares to a Permitted Transferee (being another body corporate or partnership which is Controlled by, or under common Control, directly or indirectly with, such person or entity and, for these purposes, "Control" of any body corporate or partnership means the possession, directly or indirectly, of the power to direct the activities and business of such body corporate or partnership, whether through the ownership of voting securities, by contract or otherwise and "Controlled" shall be construed accordingly); provided that such Permitted Transferee agrees to be bound by the undertaking described in this paragraph; or (D) to the extent a Selling Shareholder holds any Shares as nominee, trustee or in such similar capacity, any transfers by such Selling Shareholder to any person beneficially interested in such Shares, provided that the transferee agrees to be bound by the undertaking described in this paragraph; or (E) transfers by an Selling Shareholder solely in order to raise funds in order to meet liabilities to which such Selling Shareholder is subject pursuant to and as a result of the Underwriting Agreement;

7.13 each of Baroness Employee Limited Partnership and Mourant & Company Trustees Limited (the "Employee Trusts") will undertake, among other things, to each of the Sponsor and the Underwriters that, during a period of 365 days from the date of Admission, it will not, without the prior written consent of the Global Co-ordinators: (i) other than pursuant to options granted to the Option Holders or pursuant to any options which may be granted under the Company's employee share option schemes, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or request or demand that the Company file any registration statement under the Securities Act with respect to any of the foregoing; or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares whether any such swap or transaction described in Clause (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise save that the above restrictions shall not prohibit it from: (A) accepting a general offer made to all the holders of Shares for the time being (other than Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Companies Act) made in accordance with the City Code on terms which treat all such holders alike or from executing and delivering an irrevocable commitment or undertaking to accept a general offer; or (B) transferring Shares in connection with, or pursuant to, any scheme of reconstruction under Section 110 of the Insolvency Act 1986, or any amalgamation, merger, consolidation, reorganization or such similar arrangement entered into in relation to the Company; or (C) transferring Shares in order to raise funds in order to meet liabilities to which it is subject pursuant to the Underwriting Agreement; or (D) transferring Shares to any person or persons acting in the capacity of trustee or trustees of the trust of which it, as at the date of the Underwriting Agreement, is trustee; provided that such person agrees to be bound by the provision of the undertaking described in this paragraph;

7.14 the Company will give an indemnity to the Underwriters;

7.15 the parties to the Underwriting Agreement will give certain covenants to each other regarding compliance with laws and regulations affecting the making of the Offer in relevant jurisdictions;

7.16 the Principal Shareholders have entered into an orderly market agreement which may limit the number of Shares which each of them may sell within specified periods of time; and

7.17 in connection with settlement and stabilisation, the Stabilising Manager has entered into a stock lending agreement with certain of the Selling Shareholders. Pursuant to this agreement, the Stabilising Manager is able to borrow up to 10% of the Shares offered in the Offer. This agreement will allow the Stabilising Manager to settle, at Admission, over-allotments, if any, made in connection with the Offer. If the Stabilising Manager borrows any Shares pursuant to the stock lending agreement, it will be required to return equivalent securities to the lender in accordance with the terms of the stock lending agreement.

8. Subsidiaries and investments

The Company is the holding company of the Group. The principal subsidiaries and subsidiary undertakings of the Company, each of which is wholly owned, either directly or indirectly by the Company, are as follows:

Subsidiaries

Name	Country of incorporation or residency	Registered office	Issued share capital	Nature of business
Debenhams Finance Holdings Limited	England and Wales	1 Welbeck Street London W1G 0AA	519,900,423 ordinary shares of £1 each	The business of a holding company
Baroness Group Holdings Limited	Jersey	22 Grenville Street PO Box 87 St Helier Jersey JE4 8PX	10,010 ordinary shares of £1 each	The business of a holding company
Debenhams Group Holdings Limited	England and Wales	1 Welbeck Street London W1G 0AA	372,121,110 ordinary shares of 10p each	Management activities of holding company

Subsidiary undertakings

Name	Country of incorporation or residency	Registered office	Issued share capital	Nature of business
Baroness Retail Limited	England and Wales	1 Welbeck Street London W1G 0AA	519,900,422 ordinary shares of £1 each	Management activities of holding company
Debenhams Retail plc	England and Wales	1 Welbeck Street London W1G 0AA	178,498,152 ordinary shares of 25p each	The sale of fashion clothing and accessories, cosmetics and products for use in the home
Debenhams Properties Limited	England and Wales	1 Welbeck Street London W1G 0AA	151,392,609 ordinary shares of £1 each	Property investment and development
Debenhams Direct Limited	England and Wales	1 Welbeck Street London W1G 0AA	50,000 "A" ordinary shares of 10p each, 49,999 "B" ordinary shares of 10p each and 1,000 preference shares of £1.00 each	Sale of fashion clothing and accessories, cosmetics and products for home via internet

9. Principal establishments

The following are the principal establishments of the Group:

Location	Tenure	Rent	Term	Expiry date	Use
Debenhams Group Holdings Limited, 1 Welbeck Street, London W1G 0AA	Short leasehold	£1,430,000	35 years	08/10/2009	Head Office
Debenhams Group Holdings Limited, 91 Wimpole Street, London	Short leasehold	£1,220,000	15 years	17/08/2013	Head Office
Debenhams Group Holdings Limited, 7th and 8th, 33 Wigmore Street, London	Short leasehold	£1,145,944	10 years	04/08/2011	Head Office
Debenhams Distribution Centre, Fletton Parkway, Hampton, Peterborough, Cambridgeshire PE2 8SU	Short leasehold	£3,412,200	25 years	25/07/2029	Distribution Centre
Debenhams Distribution Lodge Way, Lodge Farm Industrial Estate, Northampton NN5 7UW	Short leasehold	£450,000	25 years	14/12/2012	Distribution Centre

Location	Tenure	Rent	Term	Expiry date	Use
Debenhams Distribution Centre, Unit 4 Mercury Drive, Brackmills Industrial Estate, Northampton NN4 7PN	Short leasehold	£554,238	25 years	25/03/2014	Distribution Centre
Debenhams, Bedford House Taunton	Short leasehold	£540,000	25 years	30/08/2015	Administrative Offices
Debenhams, 334-348 Oxford Street, London W1	Short leasehold	£7,687,500	35 years	25/03/2039	Department Store

10. Auditors

The auditors of the Company are PricewaterhouseCoopers LLP, chartered accountants, whose registered address is at Benson House, 33 Wellington Street, Leeds LS1 4JP.

The audited accounts of the Group for the 52 weeks ended 30 August 2003 and the 14 month period ended 28 August 2004 were audited by PricewaterhouseCoopers LLP of 1 Embankment Place, London WC2N 6RH. The audited accounts of the Group for the 17 week period ended 3 September 2005 were audited by PricewaterhouseCoopers LLP of Benson House, 33 Wellington Street, Leeds LS1 4JP. PricewaterhouseCoopers LLP has made reports under section 235 of the Act on the financial statements of the Group for the 52 weeks ended 30 August 2003, for the 14 month period ended 28 August 2004 and for the 17 week period ended 3 September 2005 which were unqualified and did not contain a statement under sections 237(2) or (3) of the Act. Statutory accounts of the Group have been delivered to the Registrar of Companies for each of the periods.

11. Material contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company or another member of the Group (a) within the two years immediately preceding the date of this document or, in the case of the Underwriting Agreement is expected to be entered into prior to Admission, and are or may be material or (b) contain provisions under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document:

11.1 Underwriting Agreement

The Underwriting Agreement is referred to in paragraph 7 of this Part 7.

11.2 New Credit Agreement

The Company entered into a credit agreement dated 19 April 2006 with, inter alia, The Royal Bank of Scotland plc, The Governor and Company of the Bank of Scotland, Lloyds TSB Bank plc and Barclays Capital as mandated lead arrangers (the "New Credit Agreement").

The New Credit Agreement provides for senior facilities in a maximum aggregate principal amount of £1,350 million (the "New Credit Facilities"), consisting of a £1,050 million term loan known as the "Term Loan Facility" and a £300 million multicurrency revolving facility known as the "Revolving Facility".

The Term Loan Facility is a five-year term loan available for the purpose of refinancing the Senior Credit Facilities, the costs associated with the Offer and general corporate purposes. The Term Loan Facility can be drawn down only upon repayment in full of the Senior Credit Facilities.

The Revolving Facility is a five-year facility available for working capital requirements, general corporate purposes including repayment of the loan notes. It is capable of being utilised by way of the drawing of loans and letters of credit.

Interest Rates and Fees

Utilisations under the New Credit Agreement will bear interest for each interest period at a rate per annum equal to LIBOR plus a margin and any mandatory costs.

The margin on the New Credit Facilities is subject to a margin "ratchet". The initial margin is 1.10% per annum. Pursuant to the ratchet, the margin will be adjusted at specified increments, if the Company (on a consolidated basis) attains certain ratios of total borrowings to EBITDA, from a maximum of 1.375% per annum to a minimum margin of 0.50% per annum. Any change in the margin takes effect from the last day of the period to which the relevant quarterly margin certificate relates.

A commitment fee is payable on the undrawn portion of the New Credit Facilities at the rate of 35% of the applicable margin per annum. Customary upfront fees are payable to the lenders for making the New Credit Facilities available and an agency fee, issuing bank fee and customary fees for letters of credit issuance are also payable.

Guarantees

The Company is required to have its material subsidiaries (being those contributing 5% or more of the consolidated EBITDA or gross assets of the Company and its subsidiaries) provide guarantees and, if necessary, to have other subsidiaries provide guarantees such that the aggregate of the unconsolidated EBITDA of the guarantors represent(s) at least 80% of the consolidated EBITDA of the Company and all of its subsidiaries.

A mechanism in the New Credit Agreement enables any subsidiary of the Company to accede as borrower and/or guarantor. The consent of the majority lenders will be required unless the subsidiary is incorporated in the United Kingdom or the Republic of Ireland. A further mechanism permits the borrowers and guarantors (other than the Company) to resign provided the guarantor coverage test above continues to be met.

Covenants

The New Credit Agreement requires the Company and certain subsidiaries to observe certain undertakings, including undertakings relating to delivery of financial statements, shareholder documents, details of material litigation, insurances, authorisations being obtained and maintained, compliance with laws (including environmental laws), payment of material taxes, hedging and pari passu ranking.

The New Credit Agreement requires the Company and Material Subsidiaries to comply with certain negative covenants, including covenants relating to creation of security, financial indebtedness, guarantees, disposals, loans, acquisitions and joint ventures, and change in business.

In addition, the New Credit Agreement requires the Company to comply with specified financial ratios in relation to EBITDAR to rent and net total consolidated interest and also in relation to EBITDA to total consolidated net debt.

Maturity and Amortisation

The Term Loan Facility is to be repaid in annual instalments in the amount of £100 million on 30 May 2008, £100 million on 30 May 2009, £150 million on 30 May 2010 and the remainder in full on 19 April 2011. The Term Loan Facility will cease to be available from 17 August 2006. The Revolving Facility will cease to be available from one month prior to 19 April 2011.

Prepayment

The New Credit Facilities are required to be prepaid in full immediately upon the occurrence of certain events including a change of control (as defined therein). Subject to an indemnity for broken funding costs, a borrower may prepay amounts outstanding under the New Credit Agreement, without penalty or premium, in whole or in part in minimum amounts of £1 million, upon three business days' notice to the facility agent. Any prepayment shall be made with accrued interest on the amount prepaid. Prepaid amounts under the Term Loan Facility may not be redrawn.

Events of Default

The New Credit Agreement contains certain events of default, including events relating to failure to pay, misrepresentation, cross-default, breach of certain undertakings, breach of certain financial covenants, insolvency and insolvency proceedings, material adverse change and change of ownership of obligors.

11.3 Senior Credit Agreement

Debenhams Finance Holdings plc entered into a syndicated facilities agreement dated 25 April 2005 (as amended) with Credit Suisse First Boston London Branch, Morgan Stanley Bank International Limited, Citigroup Global Markets Limited and Merrill Lynch International as mandated lead arrangers, Credit Suisse First Boston London Branch, Morgan Stanley Bank International Limited, Citigroup Global Markets Limited and Merrill Lynch International as bookrunners, Credit Suisse First Boston London Branch, Morgan Stanley Bank International Limited, Morgan Stanley Senior Funding Inc, Citigroup Global Markets Limited and Merrill Lynch International as original lenders and Credit Suisse First Boston London Branch as issuing

bank, agent and security agent (the "Senior Credit Agreement"). The Company acceded to the Senior Credit Agreement as the Parent on 24 May 2005.

The Senior Credit Agreement provides for senior facilities in a maximum aggregate principal amount of £2.05 billion, consisting of a £480 million facility known as the Tranche A Facility, two separate £560 million facilities, known as the Tranche B Facility and the Tranche C Facility respectively, one £300 million facility known as the Tranche D Facility and a multicurrency revolving credit facility of £150 million. The revolving credit facility is capable of being utilised by way of letters of credit, bonds, guarantees and ancillary facilities.

Certain provisions of the Senior Credit Agreement (not summarised here) are deemed not to apply following a flotation of the shares of the Company where (i) the borrower applies sufficient net proceeds to the prepayment of the revolving credit facility, Tranche A Facility, Tranche B Facility and Tranche C Facility within 3 business days of receiving such net proceeds and (ii) the prepayment results in the ratio of total net debt to EBITDA for the 12 month period ending on the quarter date immediately before the flotation to be no more than 3.50:1 taking into account the prepayment as if it had been made on that quarter date (a "QPO"). The Company intends to apply a large part of the proceeds of the Offer in prepayment of the Senior Credit Facilities in order for the issue to qualify as a qualifying public offer under the Senior Credit Agreement. This summary assumes a QPO has occurred.

Interest rates and fees

Utilisations under the Senior Credit Agreement bear interest for each interest period at a rate per annum equal to LIBOR plus, where appropriate, any mandatory costs plus an applicable margin of:

- 2.25% for the Tranche A Facility and the revolving credit facility;
- 2.75% for the Tranche B Facility;
- 3.25% for the Tranche C Facility; and
- 5.00% for the Tranche D Facility.

The margin on the Tranche A Facility, Tranche B Facility and the revolving credit facility are subject to a margin "ratchet". Pursuant to the ratchet, the margin will be adjusted downwards at specified increments if the Company (on a consolidated basis) attains certain ratios of total borrowings to EBITDA, to a minimum margin of 0.50% per annum in respect of the Tranche A Facility and the revolving credit facility and 1.25% per annum in respect of the Tranche B Facility. After the first accounting quarter date following the QPO the margin for the Tranche A Facility and the revolving credit facility will be no higher than 1.75% per annum and for the Tranche B Facility, no higher than 2.25% per annum.

A commitment fee is payable on the undrawn portion of the revolving credit facility at the rate of 0.50% per annum. Customary upfront fees were paid to the lenders under the Senior Credit Agreement for making the term loans available, an agency fee and customary fees for letters of credit issuance are also payable.

Security and guarantees

The Company is required to have its material subsidiaries (being those contributing 5% or more of the consolidated EBITDA, sales or gross assets of the Company and its subsidiaries) provide guarantees and, if necessary, to have other subsidiaries provide guarantees such that the aggregate of the unconsolidated EBITDA, gross assets and sales of the guarantors represents at least 90% of the consolidated EBITDA, gross assets and sales of the group. Each of the guarantors provided fixed and floating charge security over its assets. Such security is required to be released upon a QPO.

Covenants

The Senior Credit Agreement requires the Company and certain subsidiaries to observe certain undertakings, including undertakings relating to delivery of financial statements, insurances, authorisations being maintained, compliance with environmental laws, payment of material taxes, pension schemes, the provision of guarantees from certain subsidiaries and intellectual property rights.

The Senior Credit Agreement requires the Company and certain subsidiaries to comply with certain negative covenants, including covenants relating to creation of security, borrowed money, guarantees, loans, disposals, acquisition and joint ventures, amendments to documents, change in business, and change of auditors.

In addition, the Senior Credit Agreement requires the Company to comply with specified financial ratios in relation to EBITDA to net total interest and total net debt to EBITDA.

Maturity and amortisation

The Tranche A Facility is repaid in semi-annual instalments commencing on 28 February 2006, with the final maturity on 26 May 2012. The Tranche B Facility is repaid in full on 26 May 2013, the Tranche C Facility is repaid in full on 26 May 2014, and the Tranche D Facility is repaid in full on 26 November 2014. The revolving credit facility will cease to be available from 26 April 2012 (or earlier, if the Tranche A, B and C Facilities are repaid in full before this date).

Prepayment

The Senior Credit Facilities are required to be prepaid in full immediately upon the occurrence of certain events including a change of control (as defined therein). Subject to an indemnity for broken funding costs, a borrower may prepay amounts outstanding under the Senior Credit Agreement, without penalty or premium, in whole or in part in minimum amounts of £1 million, upon five business days' notice to the agent.

A prepayment fee will be payable in respect of the Tranche D Facility in an amount equal to 2% of the principal amount of the Tranche D Facility which is prepaid on or before 26 April and 1% thereafter until 26 April 2007.

Events of default

The Senior Credit Agreement contains certain events of default, including events relating to failure to pay, misrepresentation, cross-default, breach of certain undertakings, insolvency, material adverse effect and change of ownership of obligors.

11.4 Intercreditor Deed

The Company and certain of its subsidiaries entered into an intercreditor deed dated 26 May 2005 between, amongst others, Credit Suisse First Boston London Branch as agent and security agent (the "Intercreditor Deed").

The Intercreditor Deed provides for, among other things, the conditions on which certain payments can and cannot be made in respect of the Senior Credit Facilities and certain other indebtedness of the Company and its subsidiaries. The Intercreditor Deed will be terminated at such time as the Senior Credit Facilities are repaid in full.

11.5 Intercompany Loans

Pursuant to various intercompany loan agreements each dated 26 May 2005 and entered into between certain group companies amounts were lent to enable group companies to (i) repay existing indebtedness (under existing facilities, high yield bonds and deep discount bonds), (ii) make pension fund payments, and (iii) purchase certain shares.

11.6 Shareholders' Agreement

The Shareholders' Agreement dated 24 May 2005 between the Company and its shareholders contains provisions dealing with the management of the Group. The Shareholder's Agreement automatically lapses and ceases to have effect immediately upon Admission becoming effective.

Debenhams Group Holdings Limited has been designated as the operating company of the Group under the Shareholders Agreement. Baroness Retail Limited shall have a maximum number of nine board members, of which two shall be appointed by the CVC Shareholder Group, two shall be appointed by the TPG Shareholder Group and one shall be appointed by the Merrill Lynch Shareholder Group. The CVC Shareholder Group and the TPG Shareholder Group shall be entitled to appoint a further three independent directors which are reasonably acceptable to the Merrill Lynch Shareholder Group.

Each of the CVC Shareholder Group, the TPG Shareholder Group and the Merrill Lynch Shareholder Group is entitled to appoint one director of the Company and the other members of the Group.

The Shareholders' Agreement contains a number of reserved matters (including changes to the capital structure of the Group, payment of dividends and listing of the Shares) in relation to which no action or decision can be taken without the relevant consent of the directors.

11.7 Share Exchange Agreement

The Share Exchange Agreement dated 24 May 2005 between Baroness Group Holdings Limited (a Jersey incorporated company), its shareholders and the Company contains the terms by which the Company acquired all of the shares in Baroness Group Holdings Limited from the Existing Shareholders of Baroness Group Holdings Limited in consideration for the issue by the Company to those shareholders of a total of 10,000,000 shares of 0.1p each, credited as fully paid, in equal proportions to their holdings in Baroness Group Holdings Limited. As a consequence of the Share Exchange Agreement, the Company became the parent company of the Group. The Share Exchange Agreement also provides for the issue by the Company to the Principal Shareholders of governance shares, which are the only shares in the Company that carry voting rights.

11.8 Framework Agreement

Prior to 22 February 2005, the Group owned outright 23 freehold and long leasehold retail stores in key trading locations. On 22 February 2005, The British Land Company plc (indirectly through its wholly owned subsidiary Delta Retail Properties Limited) acquired a shareholding in and full voting control of the Debenhams Group companies which owned the 23 properties, the terms and conditions of which are set out in a Framework Agreement dated 11 February 2005 between Baroness Holdings UK Limited, the British Land Company plc and certain other indirect subsidiaries of Baroness Holdings UK Limited. Each of the properties is subject to a 30 year (or in some cases 35 year) market-rate occupational lease in favour of Debenhams Retail plc, which is an indirect wholly owned subsidiary of the Company. Under the terms of the leases Debenhams Retail plc makes quarterly rental payments to the property holding companies. The leases are subject to annual rent increases and periodic rent reviews. None of the property holding companies' accounts are consolidated as part of the Group's statutory accounts.

Under the terms of the Framework Agreement, BF Properties (No. 4) Limited issued A ordinary shares to the Group and B ordinary shares to Delta Retail Properties Limited. The A ordinary shares carry no voting rights.

Under the Framework Agreement the Debenhams Group has an option to re-acquire full ownership of the Oxford Street property, although the Company regards the option price as in excess of the current market value. The option will be exercisable for a period of two years from Admission.

The Framework Agreement granted the British Land Company plc the right to acquire full ownership of the property holding companies in 2011. The Group has the right to require the British Land Company plc to acquire full ownership of the property holding companies (if they have not already exercised their right) in 2012.

11.9 Allders Acquisition Agreement

The agreement between Allders Stores Limited, Allders Department Stores Limited, MacFarlanes 105 Limited (all in Administration) and Debenhams Retail plc (an indirect wholly owned subsidiary of the Company) dated 11 February 2005 sets out the terms according to which Debenhams Retail plc acquired certain equipment, information technology and properties from those parties, for a total consideration of £34 million of which £22 million was for the freehold of the Clapham store. A sale and leaseback of the Clapham store to British Land was completed post exchange but prior to completion of the Clapham purchase.

Debenhams Retail plc indemnified Allders Stores Limited, Allders Department Stores Limited, MacFarlanes 105 Limited and each of their administrators against both losses arising in relation to claims of employees working at the acquired properties and all charges payable or losses arising in relation to any of the leased equipment acquired by Debenhams Retail plc.

There are no warranties given in favour of Debenhams Retail plc in the Allders Acquisition Agreement.

11.10 Appointment of Directors by Principal Shareholders

In a letter of 21 April 2006, the Company agreed with each of the CVC Shareholder Group and the TPG Shareholder Group that they may each appoint one Director to the Board of the Company for so long as they hold at least 10% of the Company's issued share capital.

12. Taxation

12.1 General

The statements below are based on current UK tax law and what is understood to be the current published practice of HM Revenue and Customs, both of which are subject to change, perhaps with retrospective effect.

They are intended as a general guide only, for holders of Shares who are resident or ordinarily resident in the UK for UK tax purposes (except in so far as express reference is made to the treatment of non-UK residents), who hold their Shares as investments and not as trading stock and who are the beneficial owners of those Shares. This summary does not purport to be a complete analysis or listing of all potential tax consequences of holding Shares.

The statements are not applicable to all categories of holders of Shares, and in particular are not addressed to (i) holders who do not hold their Shares as capital assets, (ii) special classes of holders such as (but not limited to) dealers in securities, broker-dealers, insurance companies, collective investment schemes and investment companies, (iii) holders who hold Shares as part of hedging or conversion transactions, (iv) investors who have (or are deemed to have) acquired their shares by virtue of an office or employment and (v) holders who hold Shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate holder, through a permanent establishment or otherwise).

Prospective investors in Shares who are in any doubt about their tax position, or who are resident, or otherwise subject to taxation, in a jurisdiction outside the UK, should consult their own professional advisers.

12.2 Taxation of Dividends

Under current UK tax legislation, the Company will not be required to withhold tax at source from dividend payments it makes.

An individual holder of Shares who is resident in the UK (for tax purposes) and who receives a dividend from the Company will generally be entitled to a tax credit. The taxable dividend income will be the aggregate of the net cash dividend received and the tax credit (the "Gross Dividend"). The value of the tax credit is currently equal to one-ninth of the amount of the net cash dividend received (or 10% of the Gross Dividend). The Gross Dividend, together with certain other investment income, will be regarded as the top slice of the holder's income, and will be subject to UK income tax at special rates, further details of which are set out below. The tax credit will be available to set against such holder's liability (if any) to income tax on the Gross Dividend.

UK resident individual holders of Shares who are not higher rate taxpayers will be liable to tax on a dividend received at the rate of 10% of the Gross Dividend. This means that the tax credit will satisfy in full the income tax liability of a UK resident individual holder of Shares who is not liable to pay income tax at the higher rate.

In the case of a UK resident individual holder of Shares who is liable to income tax at the higher rate on dividends (currently 32.5%), the tax credit will reduce, but will not fully offset, their tax liability in respect of the Gross Dividend and, accordingly, they will be liable to an additional tax of 22.5% of the Gross Dividend (equal to 25% of the net cash dividend received) to the extent that the Gross Dividend falls above the threshold for higher rate income tax.

UK resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds, charities and individuals holding shares through an individual savings account, will not be entitled to claim a repayment of the tax credit attaching to dividends paid by the Company.

A UK resident corporate holder of Shares will not normally be liable to corporation tax in respect of any dividend received from the Company. Such corporate holders of Shares will not be able to claim a repayment of tax credits attaching to such dividend.

Subject to the provisions of any double tax agreement between the UK and his/her country of residence, a holder of Shares who is not resident in the UK for UK tax purposes will not generally be entitled to claim repayment of the tax credit attaching to any dividend paid by the Company. Persons who are not resident in the UK should consult their own professional advisers as to whether they are entitled to claim any part of the tax credit, the procedure for doing so and what relief for credit may be claimed in the jurisdiction in which they are resident for tax purposes in respect of such tax credit. A holder of Shares resident (or otherwise subject to tax) outside the UK may also be subject to foreign taxation on dividend income under local law.

12.3 Taxation of capital gains

For the purposes of UK tax on chargeable gains, the issue or transfer of any Shares will generally be regarded as an acquisition of a new holding in the share capital of the Company.

UK resident shareholders

A disposal of Shares by a holder who is resident or, in the case of an individual, ordinarily resident in the UK for tax purposes may, depending on the holder's individual circumstances (including the availability of exemptions or reliefs), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains.

Shareholders temporarily non-resident in the UK

A disposal of Shares by a holder who is an individual and who has ceased to be resident and ordinarily resident in the UK for a period of less than five years of assessment may, depending on the holder's individual circumstances (including the availability of exemptions or reliefs), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains on his or her return to the UK.

Non-UK resident shareholders

Broadly, a holder who is neither resident nor, in the case of an individual, ordinarily resident in the UK for tax purposes will not be liable for UK taxation on chargeable gains realised on a disposal of Shares. However, a disposal of Shares by such a holder, who carries on a trade, profession or vocation in the UK through a permanent establishment (where the holder is a company) or through a branch or agency (where the holder is not a company) and has used, held or acquired the Shares for the purposes of such trade, profession or vocation or such permanent establishment, branch or agency (as appropriate), may depending on the holder's individual circumstances (including the availability of exemptions or reliefs) give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains.

12.4 Stamp duty/stamp duty reserve tax ("SDRT")

Stamp duty and SDRT treatment will be as follows:

(a) subject to (e) below, no stamp duty or SDRT will be payable on the issue of, or on the issue of definitive share certificates in respect of, Shares;

(b) the transfer on sale of Shares outside the CREST system will generally be liable to *ad valorem* stamp duty on the instrument of transfer at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest multiple of £5). An agreement to transfer Shares will generally be subject to SDRT at 0.5% of the agreed consideration. If, however, within the period of six years of the date of the agreement or, in the case of a conditional agreement, the date on which it becomes unconditional, an instrument of transfer is executed pursuant to the agreement which transfers the shares to the purchaser under the agreement and stamp duty is paid on that instrument, any liability to SDRT will be repaid, generally with interest, or cancelled. Higher rates may apply in certain circumstances. Stamp duty and SDRT are normally the liability of the purchaser or transferee;

(c) no stamp duty or SDRT will arise on a transfer of Shares into CREST for conversion into uncertificated form, unless such transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate referred to in (b) above;

(d) a transfer of Shares effected on a paperless basis within CREST will generally be subject to SDRT at the rate of 0.5% of the amount or value of the consideration. CREST is obliged to collect SDRT on relevant transactions settled within the system; and

(e) where Shares are issued or transferred: (i) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services; or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT may be payable at a rate of 1.5% (rounded up, if necessary, in the case of stamp duty, to the nearest £5) of the amount or value of the consideration payable or, in certain circumstances, the value of the Shares or, in the case of an issue to such persons, the issue price of the Shares. This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee or agent, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance services may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT (0.5% of the consideration paid, rounded up in the case of stamp duty to the nearest £5) to apply to issues or transfers of Shares into, and to transactions within, such services instead of the higher rate of 1.5% generally applying to an issue or transfer of Shares into the clearance service and the exemption from SDRT on the transfer of Shares whilst in the service.

The above statements in this paragraph 12.4 are intended as a general guide to the current stamp duty and SDRT position. Special rules apply to agreements made by, amongst others, intermediaries. Certain categories of person may be liable to stamp duty or SDRT at higher rates.

Any person who is in doubt as to his or her taxation position or who is liable to taxation in any jurisdiction other than the UK should consult his or her professional adviser.

12.5 **US Tax**

REQUIRED NOTICE

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

12.5.1 **General**

The following is a summary of certain material US federal income tax consequences of the acquisition, ownership and disposition of Shares by a US Holder (as defined below). This summary deals only with initial purchasers of Shares that are US Holders and that will hold the Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of the voting stock of the Company or who hold the Shares in connection with a permanent establishment in the United Kingdom, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors that will hold the Shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes, US expatriates or investors whose functional currency is not the US dollar).

The summary is based on the tax laws of the United States, including the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings, court decisions and the current income tax treaty between the United States and the United Kingdom, all as currently in effect and all subject to change at any time, possibly with retroactive effect. Any changes in existing laws or regulations and their interpretation may occur after the date of this offering and could alter the income tax consequences of an investment in the Company. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary.

As used herein, the term "US Holder" means a beneficial owner of Shares that is, for US federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organised under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

The US federal income tax treatment of a partner in a partnership or other pass-through entity that holds Shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships or entities taxable as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to their partners of the acquisition, ownership and disposition of Shares by the partnership.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

12.5.2 Passive Foreign Investment Company considerations

US shareholders in a company classified as a Passive Foreign Investment Company (a "PFIC") have certain federal income tax consequences. The Company believes and this summary assumes that the Company is not currently, and does not currently expect to become, a PFIC. The Company's status as a PFIC is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences as described below could result for US Holders.

In determining a company's PFIC status, two tests must be applied, as well as certain look-through rules. If 75% or more of a company's gross income is passive, it is considered a PFIC under the income test. If 50% or more of its gross assets, based on their average value, are either held for the production of or produce passive income, it is considered a PFIC under the asset test. In this instance, passive income commonly includes dividends, interest, royalties, rents, annuities, the excess of gains over losses from commodities and securities transactions, and the excess of gains over losses from the disposition of assets which produce passive income.

For purposes of the income test and the asset test, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. Also, for purposes of the income test and the asset test, passive income does not include any income that is interest, a dividend or a rent or royalty, which is received or accrued from a related person to the extent that amount is properly allocable to the income of the related person that is not passive income.

A US shareholder of a PFIC may incur particular adverse tax consequences as a result of the company's status. The receipt of certain "excess distributions", (as defined below) as well as the disposition of Shares could trigger increased tax liability. The gain or excess distribution

would be allocated ratably among the tax years of the shareholder's holding period from the time the entity was determined to be a PFIC. The portion allocable to prior years would be taxed at the highest marginal US federal tax rate in effect for the applicable class of taxpayer for that year and would be subject to an interest charge. These rules will continue to apply to a US shareholder even after the entity ceases to meet the definition of a PFIC, unless the shareholder elects to be treated as having sold the entity's shares on the last day of the last taxable year in which the entity qualified as a PFIC.

An "excess distribution," in general, is any distribution on common shares received in a taxable year by a US shareholder that is greater than 125% of the average annual distributions received by that shareholder in the three preceding taxable years or, if shorter, that shareholder's holding period for common shares.

Certain elections enable the shareholder in a PFIC to avoid these consequences. Under a mark-to-market election for Shares, a US shareholder recognizes gains or losses for the difference between the fair market value and the adjusted basis of its shares each year. The Shares will be marketable stock eligible to be marked to market for any year in which they are regularly traded on the London Stock Exchange. Any gain from marking the Shares to market or from disposing of them would be ordinary income. A US Holder would recognise loss from marking the Shares to market, but only to the extent of its unreversed gains. Loss from marking the Shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of unreversed gains. Under a Qualified Electing Fund ("QEF") election, a US shareholder would be taxed currently on its *pro rata* share of the company's ordinary earnings, as ordinary income. The Company does not, however, anticipate providing information that US shareholders would need to make a QEF election. US shareholders should consult their tax advisers for further details of the restrictions and coverage of each election as required.

US Holders are urged to consult their personal tax adviser regarding the possibility of the Company being classified as a PFIC and the potential tax consequences arising from the ownership and disposition of an interest in a PFIC.

12.5.3 Dividends

12.5.3.1 General

Subject to the discussion of "Passive Foreign Investment Company Considerations" in paragraph 12.5.2 above, distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source ordinary dividend income, and will not be eligible for the dividends-received deduction allowed to US corporations. Distributions in excess of current and accumulated earnings and profits generally will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the Shares and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by the Company with respect to Shares will constitute ordinary dividend income. US Holders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from the Company.

For taxable years that begin before 2009, dividends paid by the Company should be taxable to a non-corporate US Holder at the special reduced rate normally applicable to capital gains, provided the Company qualifies as a Qualified Foreign Corporation ("QFC"). A company may qualify as a QFC if it is eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury has determined is satisfactory for QFC treatment and which includes a provision for the exchange of information. The United Kingdom has a comprehensive income tax treaty with the United States which satisfies the two requirements above. The reduced rate should apply if the distribution is made with respect to equity rather than indebtedness and is made out of earnings and profits. Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if that corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a PFIC for US federal income tax purposes.

A US Holder will be eligible for the reduced rate only if it has held the Shares for more than 60 days during the 121-day period beginning 60 days before the ex dividend date and satisfies certain other requirements.

Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to dividends on the Shares.

12.5.3.2 **Foreign currency dividends**

Dividends paid in sterling will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are actually or constructively received by the US Holder, regardless of whether the sterling is converted into US dollars at that time. If dividends received in sterling are not converted into US dollars on the day they are received, the US Holder generally will have a basis in the sterling equal to its US dollar value on the date of actual or constructive receipt. Any gain or loss realised by the US Holder on subsequent conversion or other disposition of the sterling will be treated as US source ordinary income or loss.

12.5.4 **Sale or other disposition**

A US Holder's tax basis in an Share will generally be its US dollar cost. The US dollar cost of an Share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of Shares traded on an established securities market, as defined in applicable Treasury regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that elects to be treated as a cash basis taxpayer), on the settlement date for the purchase. Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Subject to the discussion of "Passive Foreign Investment Company considerations" in paragraph 12.5.2 above, upon a sale or other disposition of Shares, a US Holder generally should recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the Shares. This capital gain or loss should be classified as long-term capital gain or loss if the US Holder's holding period in the Shares exceeds one year and should be subject to the current maximum marginal US federal tax rate of 15% for individuals and 35% for corporations. However, regardless of a US Holder's actual holding period, any loss may be long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above under "Dividends — General," and equals or exceeds 10% of the US Holder's basis in its Shares. Any gain or loss on disposition or sale of Shares will generally be US source gain or loss for US foreign tax credit purposes.

The amount realised on a sale or other disposition of Shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that elects to be treated as a cash basis taxpayer), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

12.5.5 **Disposition of foreign currency**

Foreign currency received on the sale or other disposition of an Share will have a tax basis equal to its US dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the US dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase Shares or upon exchange for US dollars) will be US source ordinary income or loss.

12.5.6 **Backup withholding and information reporting**

Payments of dividends and other proceeds with respect to Shares by a US paying agent or other US intermediary will be reported to the Internal Revenue Service and to the US Holder as may be required under applicable Treasury regulations unless the US Holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to reportable payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. The amount of any backup withholding from a payment to a US taxpayer will be allowed as a credit against the US taxpayer's US federal income tax liability and a refund of any excess amounts refundable, if the US Holder provides the required information to the IRS. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

13. Enforcement and civil liabilities under US Federal securities laws

The Company is a public limited company incorporated under English law. All of the Directors are citizens of the UK (or other non US jurisdictions), and all of the assets of the Group are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or the Directors or to enforce against them in the US courts judgements obtained in US courts predicated upon the civil liability provisions of the US federal securities laws. There is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgements of the US courts, of civil liabilities predicated upon US federal securities laws.

14. Litigation

Other than as described below, neither the Company nor any member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the 12 months prior to the date of this document, a significant effect on the Company and/or the financial position or profitability of the Group.

In response to questions raised by the Treasury Select Committee of the UK House of Commons, the UK Office of Fair Trading, (the "OFT"), opened an inquiry into the provision of store cards in the United Kingdom, focusing on the provision of credit to store card users and the relationship between retailers and store card providers. On 18 March 2004, the OFT made a reference to the UK Competition Commission (the "Competition Commission").

On 7 March 2006, the Competition Commission published its final report and remedies on the store cards investigation. It found that in the downstream market for the supply of credit and insurance through store cards to retailers' customers, there is a combination of features which, by insulating store card credit and insurance services from competitive pressures, prevent, restrict or distort competition in that market with an adverse effect on competition. To encourage greater competition, it imposed a number of remedial measures, which it expects to take effect in about March 2007. See "Risk factors — Risk relating to Debenhams' Business — Debenhams' store card operations and third-party credit card operations could be significantly affected by the Competition Commission investigation, changes to existing governmental regulations or other actions" in Part 1.

The Directors believe there are a variety of factors of the Commission's final report which could have a significant impact on Debenhams. First, on a general basis the remedies and related press coverage may reduce the propensity of customers and potential customers to use their store card resulting in lower gross transaction values. Second, the requirement to provide warnings and otherwise modify customer statements may discourage cardholders from using their store cards. Debenhams has approximately 2.5 million store card customers made up of gold and classic cardholders who spend seven times and 2.5 times more than the average customer, respectively. Third, in relation specifically to the income from the agreement for the provision of the store card, the remedial measures required by the Commission following the conclusion of its investigation (including giving cardholders the option to pay their account balance by debit and the unbundling of insurance packages) could result in reduced or eliminated store card commissions, revenue share or contributions to Debenhams' store card marketing and operating costs. The Directors believe that the impact of any of the foregoing could disproportionately affect its business as compared to that of other retailers because of the relatively high percentage of store purchases that are made with the Debenhams store

card although they would be unable to quantify the precise impact. This could have a material adverse effect on Debenhams' business, financial condition and results of operations. The Directors are not aware of any plans to challenge the Commission's findings. For more information on the risks related to the store card investigation, please see "Risk factors — Risk relating to Debenhams' Business — Debenhams' store card operations and third-party credit card operations could be significantly affected by the Competition Commission investigation, changes to existing governmental regulations or other actions" in Part 1.

In addition to its store card, in September 2005 Debenhams launched nationally a branded credit card.

Aside from the Competition Commission investigation into the provision of store card and related insurance services, there exist a multitude of initiatives and investigations by various regulators, in addition to adverse media coverage, that also impact, directly or indirectly, on store cards and credit cards. These include the recent introduction of secondary consumer credit legislation (covering, amongst other things, advertising, pre-contract information, the form and content of consumer credit agreements, and the sale of consumer contracts for insurance (including insurance on store cards)), the Consumer Credit Bill, the OFT investigation of default charges on credit cards, the Financial Services Authority's ongoing work on the sale of payment protection insurance ("PPI") and the OFT's announcement that it proposes to carry out a market study into PPI. These initiatives form part of the current regulatory landscape and have an important bearing on customer uptake and perceptions of the value provided by store cards, retailer-branded credit cards and credit cards in general.

15. Working capital

In the opinion of the Company, taking account of the net proceeds to be received by the Company under the Offer, the Senior Credit Facilities and the New Credit Facilities, the working capital available to the Group is sufficient for the Group's present requirements, that is for the next 12 months following the date of this prospectus.

16. No significant change

There has been no significant change in the financial or trading position of the Group since 4 March 2006, the date to which the financial information of the Group in Section B of Part 5 — "Financial Information" was prepared.

17. Consents

PricewaterhouseCoopers LLP is a member firm of the Institute of Chartered Accountants in England and Wales and has given and has not withdrawn its written consent to the inclusion of its Accountants' Reports in Sections A and B of Part 5 and its report on the unaudited pro forma financial information in Section C of Part 5, in the form and context in which they appear and has authorised the contents of those parts of this document which comprise its reports for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

A written consent under the listing rules of the UK Listing Authority is different from a consent filed with the SEC under Section 7 of the Securities Act, which is applicable only to transactions involving securities registered under the Securities Act. As the offered securities have not been and will not be registered under the Securities Act, PricewaterhouseCoopers LLP has not filed a consent under Section 7 of the Securities Act.

18. General

18.1 The expenses relating to the issue of the Shares, including the Underwriters' commission, the UK Listing Authority listing fee, professional fees and expenses and the costs of printing and distribution of documents are estimated to amount to approximately £20 million (including VAT) and are payable by the Company.

18.2 The related party transactions for the purposes of the standards adopted according to Commission Regulation (EC) No. 1606/2002 which the Group has entered into during the period covered by the last three years' financial information ended 3 September 2005 and up to the date of this document are set out at Note 32 of Section A and Note 33 of Section B in Part 5.

18.3 The financial information contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Act. Full audited accounts have been delivered to the Registrar of Companies for the Company for the period from incorporation on 10 May 2005 to 3 September 2005.

18.4 This is confirmation that the information sourced from Verdict and TNS has been accurately reproduced and, as far as the Company is aware and has been able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third-party information has been used in this prospectus the source of such information has been identified.

19. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 12 months following Admission at the offices of Debenhams plc, 1 Welbeck Street, London W1G 0AA and Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS:

(a) the Memorandum and Articles of Association of the Company;

(b) the historical financial information for the Group in respect of the 52 weeks ended 30 August 2003, the 14 month period ended 28 August 2004 and the 17 week period ended 3 September 2005;

(c) the consent letter referred to in "Consents" in paragraph 17 above;

(d) the reports from PricewaterhouseCoopers LLP which are set out in Part 5; and

(e) this prospectus.

20. Information regarding forward-looking statements

This document includes statements that are, or may be deemed to be "forward-looking statements". The words "believe," "anticipate," "expect," "intend," "aim," "plan," "predict," "continue," "assume," "positioned," "may," "will," "should," "shall," "risk" and other similar expressions that are predictions of or indicate future events and future trends identify forward-looking statements. These forward-looking statements include all matters that are not historical facts. In particular, the statements under the headings "Summary," "Risk factors," "Business" and "Operating and financial review" regarding Debenhams' strategy, plans, objectives, goals and other future events or prospects are forward-looking statements. An investor should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are in many cases beyond Debenhams' control. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Debenhams cautions investors that forward-looking statements are not guarantees of future performance and that its actual results of operations, financial condition and liquidity, and the development of the industry in which it operates, may differ materially from those made in or suggested by the forward-looking statements contained in this document. The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statements that Debenhams, or persons acting on its behalf, may issue. Factors that may cause Debenhams' actual results to differ materially from those expressed or implied by the forward-looking statements in this document include but are not limited to the risks described under "Risk factors."

Examples of factors that could cause actual results to vary from projected future results include, but are not limited to, weak sales during peak selling seasons and extreme or unseasonal weather conditions; competition from other companies in Debenhams' industry and its ability to accurately predict or fulfil customer preferences or demands; Debenhams' ability to implement its efficiency initiatives, new department store and new concept store rollout and store modernisation programmes, and its other business strategies; the outcome of store card and consumer credit activities and investigations by UK regulatory authorities and Debenhams' relationship with its store card operator; Debenhams' dependence on certain designers and concessionaries; interruptions in the supply of the merchandise Debenhams sells, including Debenhams' ability to source products from foreign markets; economic conditions in the United Kingdom and global geopolitical conditions, including any terrorist attacks, and their effect on consumer spending; Debenhams' ability to secure suitable retail locations; the continued service of Debenhams' key executive officers and managers; interruptions in the distribution of Debenhams' products or in its information technology systems; Debenhams' ability to access the financial markets to refinance its debt; conflicts of interest with Debenhams' shareholders; adverse regulatory, legislative, tax, judicial, foreign exchange or other developments; and factors that are not known to Debenhams at this time.

These forward-looking statements reflect the Directors' judgment at the date of this document and are not intended to give any assurances as to future results. Subject to the requirements of the Prospectus Rules, the

Disclosure Rules and the Listing Rules, the Company undertakes no obligation to update these forward-looking statements, and it will not publicly release any revisions it may make to these forward-looking statements that may result from events or circumstances arising after the date of this document.

21. Industry data

Debenhams obtained the industry data used throughout this document from its own research, using underlying data from independent third parties, publicly available information and from surveys or studies conducted by third parties, primarily from Verdict Research Limited ("Verdict") and TNS Media Intelligence ("TNS"), as well as from other publications. The majority of the industry data used throughout this document is in respect of the 2005 calendar year, the most recent time period for which published information is available. Verdict Research Limited is a leading business information company that specialises in providing independent analysis and forecasts of the retail industry. Verdict uses a combination of government data, company accounts as well as expert in-house interviews to provide a comprehensive market picture. Verdict does not include food retail sales in its department stores analysis. TNS Worldpanel Fashion provides market information on the clothing and premium beauty sector. TNS Worldpanel Fashion is a continuous consumer panel of 15,000 individuals who are interviewed fortnightly by telephone and asked about their purchases. Information is then grossed up to represent the GB population. TNS defines womenswear as clothing only. This is confirmation that the information sourced from Verdict and TNS has been accurately reproduced and, as far as the Issuer is aware and has been able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third party information has been used in this prospectus the source of such information has been identified.

PART 8: TERMS AND CONDITIONS OF THE OFFER

1. Introduction

These terms and conditions apply to persons agreeing to subscribe for New Shares and/or purchase Existing Shares under the Offer (an "Investor"). Each Investor agrees with each of the Company, the Selling Shareholders, Citigroup, Credit Suisse, Merrill Lynch and Morgan Stanley, to be bound by these terms and conditions as being the terms and conditions upon which Shares will be issued and sold under the Offer.

2. Agreement to acquire Shares

Conditional on Admission occurring on or prior to 9 May 2006 (or such later date as the Global Co-ordinators and the Company may agree (not being later than 1 June 2006)), an Investor agrees to subscribe for and/or purchase Shares from the Selling Shareholders, as more particularly described below, at the Offer Price. The number of Shares allocated to such Investor under the Offer shall be in accordance with the arrangements described in this Part 8. To the fullest extent permitted by law, each Investor acknowledges and agrees that it will not be entitled to exercise any remedy of rescission or withdrawal rights at any time. This does not affect any other rights such Investor may have.

3. Payment for Shares

Each Investor undertakes to pay the Offer Price for the Shares issued or sold to such Investor in such manner as shall be directed by Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley. Liability for stamp duty and SDRT is described in "Additional information — Taxation — Stamp duty/Stamp duty reserve tax ("SDRT")" in Part 7.

4. Representations and warranties

Each Investor and, in the case of sub paragraphs 4.4, 4.5 and 4.6 below any person confirming an agreement to subscribe and/or to purchase Shares on behalf of an Investor is deemed to represent and warrant to each of the Company, the Selling Shareholders, Citigroup, Credit Suisse, Merrill Lynch and Morgan Stanley, that:

4.1 if the Investor is a natural person, such investor is not under the age of majority (18 years of age in the UK) on the date of such Investor's agreement to subscribe and/or purchase shares under the Offer;

4.2 in agreeing to subscribe and/or purchase Shares under the Offer, the Investor is relying on this document, and not on any other information or representation concerning the Company, the Shares or the Offer. Such Investor agrees that none of the Company, the Selling Shareholders, Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley, any of their respective officers, partners or Directors will have any liability for any such other information or representation;

4.3 if the laws of any place outside the UK are applicable to the Investor's agreement to subscribe and/or to purchase Shares, such Investor has complied with all such laws and none of the parties mentioned under paragraph 1 above will infringe any laws outside the UK as a result of such Investor's agreement to subscribe and/or purchase Shares or any actions arising from such Investor's rights and obligations under the investor's agreement to subscribe and/or purchase Shares and under the Articles;

4.4 in the case of a person who confirms to Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley, on behalf of an Investor, an agreement to subscribe and/or purchase shares and/or who authorises Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley to notify the Investor's name to the Registrars, that person represents and warrants that he has authority to do so on behalf of the Investor;

4.5 the Investor is not, and is not applying as nominee or agent for, a person who is, or may be, mentioned in any of sections 67, 70, 93 and 96 of the Finance Act 1986 (depository receipts and clearance services); and

4.6 in the case of a person who confirms to Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley on behalf of an Investor which is an entity other than a natural person an agreement to subscribe and/or to purchase shares and/or who authorises the notification of such Investor's name to the Registrars, that person warrants that he has authority to do so on behalf of the Investor.

"Pension Plans"	Debenhams' defined benefit pension plans
"PPI"	payment protection insurance
"Principal Shareholders"	members of the CVC Shareholder Group, the Merrill Lynch Shareholder Group and the TPG Shareholder Group
"Prospectus Directive"	EU Prospectus Directive (2003/71/EC)
"Prospectus Rules"	the rules made for the purposes of Part VII of FSMA in relation to offers of transferable securities to the public and admission of transferable securities to trading on a regulated market
"Qualified Institutional Buyer or "QIBs"	has the meaning given by Rule 144A under the Securities Act
"Refinancing"	the refinancing carried out in May 2005
"Restructuring"	the restructuring carried out in May 2005
"retail gross transaction value"	retail gross transaction value means the gross transaction value produced from retail sales (which excludes Debenhams' franchise and internet businesses)
"RPI"	Retail Price Index
"ROIC"	return on invested capital
"SDRT"	stamp duty reserve tax
"SEC"	the US Securities and Exchange Commission
"Securities Act"	the US Securities Act of 1933, as amended
"SEDOL"	Stock Exchange Daily Official List Code
"Selling Shareholders"	existing shareholders who sell Existing Shares in the Offer
"Senior Credit Agreement"	the credit agreement dated 25 April 2005 among *inter alia* Baroness Retail Limited, Debenhams Limited and Debenhams Retail plc as borrowers and Baroness Retail Limited, Debenhams Limited, Debenhams Retail plc, Debenhams Properties Limited, Debenhams Card Handling Services Limited and Debenhams Gift Vouchers Limited as guarantors
"Senior Credit Facilities"	the aggregate principal amounts provided pursuant to the Senior Credit Agreement
"SFAS"	Statement of Financial Accounting Standards
"Shares" or "Ordinary Shares"	ordinary shares of 0.01p each in the capital of the Company
"Shareholders"	the holders of Shares in the capital of the Company
"Shareholders' Agreement"	shareholders' agreement between Debenhams Retail and its Principal Shareholders
"Sponsor"	Citigroup Global Markets Limited
"square to linear conversion"	a measurement of space that converts the square footage of floor space to the linear space available on the fixture for displaying stock
"SSAP"	Statement of Standard Accounting Practice
"Stabilising Manager"	Citigroup Global Markets U.K. Equity Limited
"TCW"	TCW/Crescent Crescent Mezzanine Partners II LP, TCW/Crescent Mezzanine Trust LP and TCW/Crescent Mezzanine Partners III Netherlands LP
"terminal stock"	stock that has reached the end of its selling season

PART 8: TERMS AND CONDITIONS OF THE OFFER

1. Introduction

These terms and conditions apply to persons agreeing to subscribe for New Shares and/or purchase Existing Shares under the Offer (an "Investor"). Each Investor agrees with each of the Company, the Selling Shareholders, Citigroup, Credit Suisse, Merrill Lynch and Morgan Stanley, to be bound by these terms and conditions as being the terms and conditions upon which Shares will be issued and sold under the Offer.

2. Agreement to acquire Shares

Conditional on Admission occurring on or prior to 9 May 2006 (or such later date as the Global Co-ordinators and the Company may agree (not being later than 1 June 2006)), an Investor agrees to subscribe for and/or purchase Shares from the Selling Shareholders, as more particularly described below, at the Offer Price. The number of Shares allocated to such Investor under the Offer shall be in accordance with the arrangements described in this Part 8. To the fullest extent permitted by law, each Investor acknowledges and agrees that it will not be entitled to exercise any remedy of rescission or withdrawal rights at any time. This does not affect any other rights such Investor may have.

3. Payment for Shares

Each Investor undertakes to pay the Offer Price for the Shares issued or sold to such Investor in such manner as shall be directed by Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley. Liability for stamp duty and SDRT is described in "Additional information — Taxation — Stamp duty/Stamp duty reserve tax ("SDRT")" in Part 7.

4. Representations and warranties

Each Investor and, in the case of sub paragraphs 4.4, 4.5 and 4.6 below any person confirming an agreement to subscribe and/or to purchase Shares on behalf of an Investor is deemed to represent and warrant to each of the Company, the Selling Shareholders, Citigroup, Credit Suisse, Merrill Lynch and Morgan Stanley, that:

4.1 if the Investor is a natural person, such investor is not under the age of majority (18 years of age in the UK) on the date of such Investor's agreement to subscribe and/or purchase shares under the Offer;

4.2 in agreeing to subscribe and/or purchase Shares under the Offer, the Investor is relying on this document, and not on any other information or representation concerning the Company, the Shares or the Offer. Such Investor agrees that none of the Company, the Selling Shareholders, Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley, any of their respective officers, partners or Directors will have any liability for any such other information or representation;

4.3 if the laws of any place outside the UK are applicable to the Investor's agreement to subscribe and/or to purchase Shares, such Investor has complied with all such laws and none of the parties mentioned under paragraph 1 above will infringe any laws outside the UK as a result of such Investor's agreement to subscribe and/or purchase Shares or any actions arising from such Investor's rights and obligations under the investor's agreement to subscribe and/or purchase Shares and under the Articles;

4.4 in the case of a person who confirms to Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley, on behalf of an Investor, an agreement to subscribe and/or purchase shares and/or who authorises Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley to notify the Investor's name to the Registrars, that person represents and warrants that he has authority to do so on behalf of the Investor;

4.5 the Investor is not, and is not applying as nominee or agent for, a person who is, or may be, mentioned in any of sections 67, 70, 93 and 96 of the Finance Act 1986 (depository receipts and clearance services); and

4.6 in the case of a person who confirms to Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley on behalf of an Investor which is an entity other than a natural person an agreement to subscribe and/or to purchase shares and/or who authorises the notification of such Investor's name to the Registrars, that person warrants that he has authority to do so on behalf of the Investor.

5. Supply and disclosure of information

If the Company or Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley or any of their agents requests any information about an Investor's agreement to subscribe and/or to purchase shares, such Investor must promptly disclose it to them.

6. Miscellaneous

The rights and remedies of the Company, the Selling Shareholders, Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley under these terms and conditions are in addition to any rights and remedies which would otherwise be available to each of them, and the exercise or partial exercise of one will not prevent the exercise of others.

On application, each Investor may be asked to disclose, in writing or orally, to Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley:

(a) if he is a natural person, his nationality; or

(b) if he is a discretionary fund manager, the jurisdiction in which the funds are managed or owned.

All documents will be sent at the Investor's risk. They may be sent by post to such Investor at an address notified to Citigroup, Credit Suisse, Merrill Lynch or Morgan Stanley.

The contract to subscribe and/or to purchase Shares and the appointments and authorities mentioned herein will be governed by, and construed in accordance with, the laws of England. For the exclusive benefit of the parties mentioned under paragraph 1 above, each Investor irrevocably submits to the exclusive jurisdiction of the English courts in respect of these matters. This does not prevent an action being taken against an Investor in any other jurisdiction.

In the case of a joint agreement to subscribe and/or to purchase Shares, references to an Investor in these terms and conditions are to each of such Investors and Investors' liability is joint and several.

The Company, the Selling Shareholders, Citigroup, Credit Suisse, Merrill Lynch and Morgan Stanley each expressly reserves the right to modify the Offer (including, without limitation, its timetable and settlement) at any time before the Offer Price and allocations are determined.

PART 9: DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended
"Acquisition"	the acquisition in 2003 of Debenhams by a group of funds managed or advised by CVC, MLGPE and TPG, other institutional investors and by management and the related delisting from the London Stock Exchange
"Adjusted EBITDA"	Adjusted EBITDA is calculated as operating profit before deemed disposal of subsidiary and before exceptional items (which includes amortisation of landlord and developer contributions received) plus depreciation of tangible fixed assets and amortisation of intangible assets and profits or losses on the disposal of fixed assets where these are included in operating profit and includes an adjustment for a rent expense that would have been incurred if the British Land Transaction had been complete for the full duration of the reporting period
"Admission"	the admission of the ordinary share capital of the Company, issued and to be issued pursuant to the Offer, to the Official List becoming effective
"APR"	annual percentage rate
"Articles"	the articles of association of the Company to be adopted upon Admission
"BACS"	banks automated clearing system
"Board" or "Directors"	the board of directors of the Company
"bps"	basis points
"British Land"	The British Land Company PLC
"British Land Transaction"	the February 2005 transaction with British Land under which British Land (indirectly through its wholly owned subsidiary Delta Retail Properties Limited) acquired an interest in the companies owning 23 Debenhams freehold and long leasehold department store buildings which were freehold or subject to leases to Debenhams
"Citigroup"	Citigroup Global Markets Limited, in its capacity as Sponsor, and/or Citigroup Global Markets U.K. Equity Limited in its capacity as Global Co-ordinator, Joint Bookrunner or Stabilising Manager, both of Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, as the context may require
"Combined Code"	the corporate governance code issued by the Financial Reporting Council
"Company"	Debenhams plc
"Competition Commission"	the UK Competition Commission
"Corporations Act"	Corporations Act 2001 (Cth)
"Credit Suisse"	Credit Suisse Securities (Europe) Limited
"CREST"	the system for the paperless settlement of trades in listed securities, of which CRESTCo. Limited is the operator
"CVC"	CVC Capital Partners Group Sarl and its subsidiaries and affiliates
"CVC Shareholder Group"	Capital Investors 2002 Limited, Citi Europe Co Invest LP, Citicorp Capital Investors Europe Limited, CVC Europe Enterprise (Cayman) LP, CVC Europe Enterprise (Domestic) LP, CVC European Equity

	Partners III L.P., CVC European Equity Partners III Parallel Fund A L.P. and CVC European Equity Partners III Parallel Fund B L.P.
"Daily Official List"	the Official List maintained by the UK Listing Authority
"Debenhams" or the "Group"	the Company and its consolidated subsidiaries and subsidiary undertakings from time to time
"demurrage"	the period of detention of stock beyond its scheduled time of departure from the dock
"Disclosure Rules"	the rules relating to the disclosure of information made in accordance with section 73A of FSMA
"EBITDA"	EBITDA is calculated as Group operating profit before exceptional items under UK GAAP or operating profit before deemed disposal of subsidiary and before exceptional items under IFRS (both of which include amortisation of landlord and developer contributions received) plus depreciation of tangible fixed assets, amortisation of goodwill (for the purposes of UK GAAP) and other intangible assets plus profits or losses on the disposal of fixed assets where these are included in operating profit
"EBITDAR"	EBITDAR is calculated as Group operating profit before exceptional items under UK GAAP or operating profit before deemed disposal of subsidiary and before exceptional items under IFRS (both of which include amortisation of landlord and developer contributions received) plus depreciation of tangible fixed assets, amortisation of goodwill (for the purposes of UK GAAP) and other intangible assets and profits or losses on the disposal of fixed assets where these are included in operating profit, plus property lease rental costs
"EEA"	European Economic Area
"EITF"	Emerging Issues Task Force
"Employee Option Plan"	the Debenhams Employee Option Plan approved by the remuneration committee of Baroness Holdings UK Limited on 2 September 2004
"EU"	the European Union
"Exchange Act"	United States Securities Exchange Act of 1934, as amended
"Executive Directors"	the executive Directors of the Company
"Existing Shares"	the ordinary shares in the capital of the Company that will be in issue immediately prior to Admission
"FRS"	Financial Reporting Standard
"FRS 5 ANG"	Financial Reporting Standard 5 Application Note G "Revenue recognition"
"FSMA"	Financial Services and Markets Act 2000
"GE Consumer Finance"	GE Capital Global Consumer Finance Limited
"Global Co-ordinators"	Citigroup Global Markets U.K. Equity Limited and Merrill Lynch International
"gross transaction value"	turnover or revenue on a gross basis, including the sales (excluding VAT) of concessions, rather than just the commission received from them
"IASB"	the International Accounting Standards Board
"IFRS"	International Financial Reporting Standards, as adopted for use in the EU
"IRS"	Internal Revenue Service

"ISIN"	International Securities Identification Number
"Joint Bookrunners"	Citigroup, Credit Suisse, Merrill Lynch and Morgan Stanley
"LIBOR"	London Inter Bank Offered Rate
"like for like sales growth" or "Lfl"	growth in retail gross transaction value for stores that have been trading for 53 weeks or longer. Lfl is aggregated on a weekly basis to the extent a store was trading throughout the same financial week during both years and is reported inclusive of value added tax
"Listing Rules"	the listing rules of the UK Listing Authority made under section 74(4) of the Financial Services Act and Markets Act 2000 as amended from time to time
"London Stock Exchange"	London Stock Exchange plc
"Member States"	member states of the EU
"Merrill Lynch"	Merrill Lynch International
"Merrill Lynch Shareholder Group"	Merrill Lynch Ventures L.P. 2001 and ML Global Private Equity Fund, L.P.
"MLGPE"	Merrill Lynch Global Private Equity or the Merrill Lynch Shareholder Group, as the context may require
"Morgan Stanley"	Morgan Stanley Securities Limited
"New Credit Agreement"	the credit agreement dated 19 April 2006 among, inter alia, the Company, The Governor and Company of the Bank of Scotland, Lloyds TSB Bank plc, The Royal Bank of Scotland plc and Barclays Capital as mandated lead arrangers
"New Credit Facilities"	the aggregate principal amounts provided pursuant to the New Credit Agreement
"New Shares"	new ordinary shares in the capital of the Company of 0.01p each to be allotted and issued under the Offer
"NIC"	National Insurance contributions
"Non Executive Directors"	the non executive Directors of the Company
"Offer"	the offer of New Shares and Existing Shares to institutional investors in the United Kingdom and elsewhere as described in Part 6
"Offer Price"	the price at which each share is to be issued or sold under the Offer
"Official List"	the Official List of the UK Listing Authority
"Over-allotment Arrangements"	the arrangements pursuant to which the Stabilising Manager may purchase from the Over-allotment Shareholders, or procure purchases for, the Over-allotment Shares
"Over-allotment Option"	the option expected to be granted by certain of the Selling Shareholders to purchase, or procure purchasers for, additional Existing Shares as more particularly described in Part 6
"Over-allotment Shareholders"	those Selling Shareholders who, pursuant to the Underwriting Agreement, agree to sell Over-allotment Shares pursuant to the Over-allotment Arrangements
"Over-allotment Shares"	Shares which may be purchased by the Stabilising Manager in relation to the Over-allotment Option
"Own bought gross transaction value"	own bought gross transaction value means the gross transaction value of Debenhams' own bought product offerings.
"PD Regulation"	Regulation number 809/2004 of the European Commission

"Pension Plans"	Debenhams' defined benefit pension plans
"PPI"	payment protection insurance
"Principal Shareholders"	members of the CVC Shareholder Group, the Merrill Lynch Shareholder Group and the TPG Shareholder Group
"Prospectus Directive"	EU Prospectus Directive (2003/71/EC)
"Prospectus Rules"	the rules made for the purposes of Part VII of FSMA in relation to offers of transferable securities to the public and admission of transferable securities to trading on a regulated market
"Qualified Institutional Buyer or "QIBs"	has the meaning given by Rule 144A under the Securities Act
"Refinancing"	the refinancing carried out in May 2005
"Restructuring"	the restructuring carried out in May 2005
"retail gross transaction value"	retail gross transaction value means the gross transaction value produced from retail sales (which excludes Debenhams' franchise and internet businesses)
"RPI"	Retail Price Index
"ROIC"	return on invested capital
"SDRT"	stamp duty reserve tax
"SEC"	the US Securities and Exchange Commission
"Securities Act"	the US Securities Act of 1933, as amended
"SEDOL"	Stock Exchange Daily Official List Code
"Selling Shareholders"	existing shareholders who sell Existing Shares in the Offer
"Senior Credit Agreement"	the credit agreement dated 25 April 2005 among *inter alia* Baroness Retail Limited, Debenhams Limited and Debenhams Retail plc as borrowers and Baroness Retail Limited, Debenhams Limited, Debenhams Retail plc, Debenhams Properties Limited, Debenhams Card Handling Services Limited and Debenhams Gift Vouchers Limited as guarantors
"Senior Credit Facilities"	the aggregate principal amounts provided pursuant to the Senior Credit Agreement
"SFAS"	Statement of Financial Accounting Standards
"Shares" or "Ordinary Shares"	ordinary shares of 0.01p each in the capital of the Company
"Shareholders"	the holders of Shares in the capital of the Company
"Shareholders' Agreement"	shareholders' agreement between Debenhams Retail and its Principal Shareholders
"Sponsor"	Citigroup Global Markets Limited
"square to linear conversion"	a measurement of space that converts the square footage of floor space to the linear space available on the fixture for displaying stock
"SSAP"	Statement of Standard Accounting Practice
"Stabilising Manager"	Citigroup Global Markets U.K. Equity Limited
"TCW"	TCW/Crescent Crescent Mezzanine Partners II LP, TCW/Crescent Mezzanine Trust LP and TCW/Crescent Mezzanine Partners III Netherlands LP
"terminal stock"	stock that has reached the end of its selling season

"TNS"	TNS Media Intelligence
"TPG"	Texas Pacific Group
"TPG Shareholder Group"	TPG Delta Holdco II LLC, TPG Delta Holdco III and TPG Delta Holdco LLC.
"UITF 37"	Urgent Issues Task Force Abstract 37 "Purchases and sales of own shares"
"UITF 38"	Urgent Issues Task Force Abstract 38 "Accounting for ESOP trusts"
"UITF 17"	Urgent Issues Task Force Abstract 17 "Employee share schemes"
"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	accounting principles generally accepted in the UK
"UK Listing Authority" or "UKLA"	the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"Underwriters" or **"Managers"**	Citigroup, Credit Suisse, Merrill Lynch and Morgan Stanley
"Underwriting Agreement"	the underwriting agreement expected to be entered into between the Company, the Directors, the Selling Shareholders, the Sponsor and the Underwriters described in paragraph 7 of Part 7
"United States" or "US"	the United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia
"US GAAP"	accounting principles generally accepted in the United States
"US GAAS"	auditing standards generally accepted in the United States
"VAT"	means value added tax
"Verdict"	Verdict Research Limited

Dated: 4 May 2006

PART 10: DIRECTORS, SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	John Lovering Rob Templeman Chris Woodhouse Michael Sharp Philippe Costeletos Adam Crozier Jonathan Feuer Richard Gillingwater Peter Long Dennis Millard Guido Padovano Paul Pindar
Company Secretary	Guy Johnson
Registered office of the Company	1 Welbeck Street, London W1G 0AA
Sponsor	**Citigroup Global Markets Limited** Citigroup Centre Canada Square London E14 5LB
Joint Bookrunners	**Citigroup Global Markets U.K. Equity Limited** Citigroup Centre Canada Square London E14 5LB **Credit Suisse Securities (Europe) Limited** One Cabot Square London E14 4QJ **Merrill Lynch International** Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ **Morgan Stanley Securities Limited** 25 Cabot Square Canary Wharf London E14 4QA
English and US legal advisers to the Company	**Freshfields Bruckhaus Deringer** 65 Fleet Street London EC4Y 1HS
English and US legal advisers to the Sponsor and the Joint Bookrunners	**Ashurst** Broadwalk House 5 Appold Street London EC2A 2HA
Reporting Accountants	**PricewaterhouseCoopers LLP** 1 Embankment Place London WC2N 6RH
Auditors	**PricewaterhouseCoopers LLP** Benson House 33 Wellington Street Leeds LS14 4JP
Principal Bankers	**HSBC Bank plc** City of London Corporate Office 8 Canada Square London E14 5XL
Registrars	**Lloyds TSB Registrars** The Causeway Worthing West Sussex BN99 6DA


DEBENHAMS
www.debenhams.com





Department Stores

Desire Stores





DEBENHAMS

www.debenhams.com

RECEIVED
2006 JUN 13 A 10: 01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

This document (and the information contained herein) is not for publication or distribution in or into the United States, Australia, Canada and Japan.

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any shares referred to in this announcement except on the basis of information in the prospectus to be published by Debenhams plc (the "Company") in due course in connection with the admission of the ordinary shares in the capital of the Company to the Official List of the Financial Services Authority and to trading on London Stock Exchange plc's main market for listed securities (the "Prospectus"). Copies of the Prospectus will, following publication, be available from Debenhams plc's registered office.

20 April 2006

DEBENHAMS

Initial Public Offering and Intention to List on the London Stock Exchange

Summary of financials for 26 weeks to 4 March 2006, update on current trading and appointment of Non-Executive Directors

Debenhams plc ("Debenhams") announces its intention to proceed with an initial public offering of its shares (the "Offer") and to be admitted to the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange ("Admission").

The price range of its initial public offering has been set at 195p - 250p per ordinary share, implying a market capitalisation of approximately £1,675 million to £1,950 million. Bookbuilding will commence today.

Debenhams:

- Debenhams is a leading multi-category retailer with a well-recognised brand and a long-term track record of profitable growth and market share gains
- Debenhams is the UK's second largest department store chain; has 123 stores, including three "Desire by Debenhams" stores, in the UK and Ireland; employs approximately 20,000 people and was visited by approximately 16 million customers during the 2005 financial year. In addition, Debenhams has 29 international franchise stores in 14 countries
- Debenhams targets a wide customer base and differentiates itself from its competitors through its mix of exclusive own brands, especially its "Designers at Debenhams" offering, and third-party brands. It has 55 own brands including 25 Designers at Debenhams such as Jasper Conran, Julien Macdonald, John Rocha and Matthew Williamson

- Since 2003, under its current management team, growth has been accelerated and profitability transformed:

  - Sales increased by 15.3% to over £2 billion
  - Department store market share has increased from 15.2% to 18.6% (source: Verdict 2005)
  - Adjusted EBITDA margins increased from 12.0% to 15.8%
  - Adjusted EBITDA has grown by 51.4% from £218.0 million to £330.1 million

- Over the same period, Debenhams has improved the efficiency of its capital expenditure programme, particularly that relating to refurbishments and new stores which, combined with the increase in operating performance, has resulted in significantly increased returns

- Substantial investments have been made in opening new department stores, modernising and refurbishing its existing department stores and establishing a new small store concept, Desire by Debenhams. Gross capital expenditure between 31 August 2003 and 4 March 2006 has totalled £266.7 million, during which period 18 new stores have been opened. These new store openings include two Desire by Debenhams stores and the acquisition of eight former Allders' stores. Subsequently, a further two department stores and one Desire store have been opened

- Debenhams operates a flexible business model focused on optimising its product, brand and space mix, allowing it to respond rapidly to changes in customer trends and ensuring greater consistency of performance

The Directors believe that:

- The business has considerable opportunity to continue to grow sales and margin organically through improvements in its product and brand offer, supply chain transformation and store refurbishment programme

- A significant opportunity exists to grow the department store portfolio, doubling from its current size of 120 up to 240 locations across the UK

- The Desire by Debenhams format, a new small store concept featuring a mix of women's fashion, accessories, lingerie and cosmetics, is being successfully trialled. There is potential to roll-out up to 100 Desire by Debenhams stores across the UK

- There are significant opportunities to grow the number of international stores, which are operated through a franchise model

Summary of financials for the 26 weeks to 4 March 2006 and 53 weeks ended 3 September 2005:

IFRS:

(£ in millions, except as otherwise indicated)	26 weeks ended 4 March 2006	26 weeks ended 26 February 2005	% change	53 weeks ended 3 September 2005
Sales	1,216.8	1,113.3	+ 9.3%	2,086.8
Like-for-like sales growth	0.6%	4.2%		2.8%
Adjusted EBITDA	198.2	176.3	+ 12.4%	307.2
Adjusted EBITDA Margin %	16.3%	15.8%	+50bps	14.7%

UK GAAP:

(£ in millions, except as otherwise indicated)	26 weeks ended 4 March 2006	26 weeks ended 26 February 2005	% change	53 weeks ended 3 September 2005
Sales	1,216.8	1,113.3	+ 9.3%	2,086.8
Like-for-like sales growth	0.6%	4.2%		2.8%
Adjusted EBITDA	217.0	186.4	+ 16.4%	330.1
Adjusted EBITDA Margin %	17.8%	16.7%	+110bps	15.8%

Current Trading:

The Directors believe that Debenhams' performance since the end of the last financial year compares favourably with other UK retailers, with Debenhams continuing to grow market share, sales, gross merchandise margin and EBITDA margin demonstrating the resilience of the business in challenging trading conditions.

For the 26-week period ended 4 March 2006, Debenhams achieved like-for-like sales growth of 0.6% and for the 32-week period ended 15 April 2006 like-for-like sales growth of 1.7%. Sales growth during both periods has been achieved with improved gross margins.

The prospects for Debenhams' trading for the financial year ending August 2006 remain in line with management expectations.

Summary of the Offer [1]:

▪ Price range	195p to 250p
Number of Shares in the Offer	449.4 million
- to be issued by the Company [2]	314.6 million
- to be sold by the Selling Shareholders [3] [4]	134.8 million
Number of Existing Shares subject to the Over-allotment Option	44.9 million
Percentage of the enlarged issued share capital in the Offer [2] [3] [4]	55%
Expected market capitalisation	£1,813 million

- Net debt on Admission is expected to be £1.2 billion, equivalent to 3.3x Net Debt/EBITDA[5]

- Announcement of Offer Price and Allocation is expected to be 4 May

- John Lovering, Rob Templeman and Chris Woodhouse may sell up to 30 per cent of their shares in the Offer and will retain significant shareholdings in Debenhams post-IPO and will commit not to sell any of their remaining holdings for at least 365 days

- Texas Pacific Group, CVC Capital Partners and Merrill Lynch Global Private Equity will retain significant shareholdings in Debenhams post-IPO and will commit not to sell any of their remaining holdings for at least 180 days

- Citigroup and Merrill Lynch have been appointed Joint Global Co-ordinators of the Offer. Citigroup, Merrill Lynch, Credit Suisse and Morgan Stanley have been appointed Joint Bookrunners for the Offer

- Citigroup has been appointed Sole Sponsor

(1) = All of the above figures are based on an Offer Price at the mid point of the price range

(2) = The Company intends to issue New Shares to raise proceeds of approximately £700 million before expenses of approximately £20m. The number of New Shares to be sold is dependent on the Offer Price and may be higher or lower than this number

(3) = The number of Existing Shares to be sold is dependent on the Offer Price and may be higher or lower than this number

(4) = Assuming no exercise of the over-allotment option

(5) = Based on LTM UK GAAP

Appointment of Non-Executive Directors:

Debenhams announces the appointment of five Non-Executive Directors to the Board:

- Adam Crozier is chief executive of the Royal Mail. He was formerly chief executive of the Football Association and, before that, chief executive of Saatchi & Saatchi UK
- Richard Gillingwater is currently a director of Faber Music Holdings Limited, Faber Music Limited and Rights Worldwide Limited. His past directorships include Homebase Limited, Kidde plc, The Peninsular and Oriental Steam Navigation Company and Qinetiq. He is Head of the Shareholder Executive, the body responsible for the Government's shareholdings in major, publicly-owned businesses
- Peter Long is chief executive of First Choice Holidays plc and was previously chief executive of Sunworld Holidays. He is currently a Non-Executive Director of Rentokil Initial plc
- Dennis Millard was group finance director of Cookson Group plc from 1996 to 2005. He is currently a non-executive director of Xchanging Limited
- Paul Pindar is chief executive of The Capita Group

Rob Templeman, Chief Executive, Debenhams, said:

"The current management team has achieved a step change in profitability, at the same time as changing the culture of the business.

"Debenhams continues to grow market share, sales, gross margin, and profit, and to drive strong cash generation. Our positive half-year performance demonstrates the strength of the business and positive current trading remains in line with expectations.

"We believe there are significant opportunities for further growth both organically and through store openings, including Desire by Debenhams stores."

-ends-

Enquiries:

Debenhams
Rob Templeman
Chris Woodhouse
Tel: + 44 (0)20 7190 1703/4

Citigroup
Michael Lavelle
Theodore Kuh
Jan Skarbek
Tel: +44 (0)20 7986 4000

Merrill Lynch
Rupert Hume-Kendall
Simon Mackenzie-Smith
Tel: +44 (0)20 7628 1000

Gainsborough Communications
Andy Cornelius
Duncan Murray
Tel: + 44 (0)20 7190 1703/4

High resolution images are available for UK media to view and download free of charge from www.vismedia.co.uk and www.prshots.com/Debenhams

Notes to Editors:

Debenhams is a leading multi-category retailer in the United Kingdom and has a strong presence in key product categories, such as womenswear, menswear, homeware and health and beauty.

The first Debenhams department store opened in 1905 and the Debenhams brand name is widely recognised in the United Kingdom.

Debenhams was acquired by Texas Pacific Group, CVC Capital Partners, Merrill Lynch Global Private Equity and the management team, comprising John Lovering, Rob Templeman and Chris Woodhouse, during December 2003 and ceased trading on the London Stock Exchange.

Debenhams has 123 stores in the UK and Ireland, including three Desire by Debenhams stores, which is a new and small store concept store featuring a mix of women's fashion, accessories, lingerie and cosmetics.

Debenhams is the second largest department store chain in the UK with approximately 18.6% of total UK department store sales (source: Verdict 2005), having increased its market share by 3.4% from 15.2% in 2003.

According to TNS, Debenhams was one of the largest market share gainers amongst all UK retailers in 2005 in the womenswear and menswear segments. Debenhams' market share increased by 0.5% in the year to 8 January 2006 to a 4.5% share of the UK womenswear market and by 0.4% to a 3.9% share of the UK menswear market.

Designers at Debenhams include Nigel Cabourn, Jasper Conran, Theo Fennell, Pearce Fionda, Frost French, Betty Jackson, Ben de Lisi, Julien Macdonald, John Richmond, John Rocha and Matthew Williamson.

The contents of this announcement, which have been prepared by and are the sole responsibility of Debenhams, have been approved solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, Canada Square, London E14 5LB. Citigroup Global Markets U.K. Equity Limited, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Merrill Lynch International and Morgan Stanley Securities Limited are authorised and regulated by the Financial Services Authority and are acting for Debenhams and funds managed or advised by Texas Pacific Group, CVC Capital Partners Group Sarl and Merrill Lynch Global Private Equity (the "Principal Shareholders") in connection with the Offer and for no one else and will not be responsible to anyone other than Debenhams and the Principal Shareholders for providing the protections afforded to their respective clients or for providing advice in relation to the Offer, the contents of this announcement or any matters referred to herein.

The Offer is being made in the United Kingdom and elsewhere outside the United States by means of an offer to institutional investors. The Offer and the distribution of this announcement and other information in connection with the Offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities and any purchase of or application for securities of Debenhams pursuant to the Offer should only be made on the basis of the information contained in the prospectus to be issued in connection with the Offer. The prospectus will contain information about the Company and its management, as well as financial statements and other financial data. The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

The information contained herein is not for publication or distribution in the United States of America. These materials do not contain or constitute an offer of securities for sale in the United States. The securities in Debenhams have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under that Act or an available exemption from it. The Company and the selling security holders do not intend to register the securities or conduct a public offering in the United States.

Securities in Debenhams have not been and will not be registered under the applicable securities laws of Australia, Canada or Japan and may not be offered or sold within Australia, Canada or Japan or to, or for the account or benefit of, citizens or residents of Australia, Canada or Japan.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology. These

forward-looking statements include matters that are not historical facts and include statements regarding Debenhams' intentions, beliefs or current expectations concerning, among other things, Debenhams' results of operations, financial condition, liquidity, prospects, growth, strategies and the retail industry.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, the factors to be described in the risk factors section of the Prospectus and the factors to be described in the operating and financial review section of the Prospectus.

Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this announcement reflect Debenhams' view with respect to future events as at the date of this announcement and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Debenhams group's operations, results of operations, growth strategy and liquidity. Save as required by law or by the Listing Rules of the Financial Services Authority, Debenhams undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this announcement that may occur due to any change in its expectations or to reflect events or circumstances after the date of this announcement.

In connection with the Offer, Citigroup Global Markets U.K. Equity Limited, as stabilising manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by law, over allot or effect other transactions intended to enable it to satisfy any over allotments or which stabilise, maintain or otherwise affect the market price of the Shares or any options, warrants or rights with respect to, or interests in, the Shares or other securities of the Company, in each case at levels which might not otherwise prevail in the open market. The stabilising manager is not required to enter into such transactions and such transactions may be effected on the London Stock Exchange and any other securities market, over the counter market or otherwise. Such transactions, if commenced, may be discontinued at any time and may only be entered into between commencement of conditional trading of the Shares on the London Stock Exchange and 30 days thereafter. In connection with the Offer, the stabilising manager may, for stabilisation purposes, over allot Shares up to a maximum of 15% of the total number of Shares comprised in the Offer. For the purposes of allowing it to cover short positions resulting from any such over-allotments and/or from sales of Shares effected by it during the stabilisation period, the stabilising manager will enter into an over-allotment option with certain of the selling shareholders pursuant to which the stabilisation manager may purchase or procure purchasers for additional Shares up to a maximum of 10% of the total number of Shares comprised in the Offer at the Offer Price. The over-allotment option will be exercisable in whole or in part, upon notice by the stabilisation manager, at any time on or before the thirtieth day after the commencement of conditional trading of the Shares on the London Stock Exchange.

Information in this announcement or any of the documents relating to the Offer cannot be relied upon as a guide to future performance.

DEBENHAMS

IPO PRICING INFORMATION

This document (and the information contained herein) is not for publication or distribution in or into the United States, Australia, Canada or Japan, save in the United States for distribution to persons reasonably believed to be Qualified Institutional Buyers (as defined in Rule 144A under the US Securities Act of 1933, as amended).

The information in this document is supplemental to the preliminary document dated 24 April 2006. This document is an advertisement and not a prospectus. Copies of the prospectus to be published by Debenhams plc (the "Company") in connection with the admission of the ordinary shares of the Company to the Official List of the Financial Services Authority and to trading on London Stock Exchange plc's main market for listed securities (the "Prospectus") will, following publication, be available from the Company's registered office.

Certain capitalised terms used in this document are defined in "Definitions" at the end of this document.

Offer details

Number of Shares in the Offer	487,179,488
– to be issued by the Company	358,974,359
– to be sold by the Selling Shareholders[1]	128,205,129
Number of Existing Shares subject to the Over-allotment Option	48,717,948
Percentage of the enlarged issued share capital in the Offer[1]	56.7%
Number of Shares in issue following the Offer	858,974,359
Market capitalisation of the Company	£1,675 million

Note:

(1) Assuming no exercise of the Over-allotment Option.

The Selling Shareholders

The number of Existing Shares held and expected to be sold by each of the Selling Shareholders (assuming no exercise of the Over-allotment Option) is as follows:

Selling Shareholders	Number of Existing Shares held	Number of Existing Shares to be sold
CVC European Equity Partners III L.P.	104,735,700	26,454,474
CVC Europe Enterprise (Cayman) LP	5,397,550	1,363,330
CVC Europe Enterprise (Domestic) LP	1,570,550	396,694
CVC European Equity Partners III Parallel Fund A LP	2,133,050	538,773
CVC European Equity Partners III Parallel Fund B LP	2,133,050	538,773
TPG Delta Holdco II LLC	87,209,250	22,027,588
TPG Delta Holdco III LLC	8,302,900	2,097,173

TPG Delta Holdco LLC	83,015,100	20,968,216
ML Global Private Equity Fund, L.P.	81,755,050	20,649,949
Merrill Lynch Ventures L.P. 2001	15,669,850	3,957,940
Capital Investors 2002 Limited	1,421,500	359,047
Citicorp Capital Investors Europe Limited	6,713,550	1,695,730
Citi Europe Co-Invest L.P.	1,343,500	339,345
ESP Co-Investment L.P.	38,000	9,598
ESP II Conduit L.P.	7,834,900	1,978,964
European Strategic Partners Scottish B L.P.	1,088,500	274,937
European Strategic Partners Scottish C L.P.	942,500	238,060
European Strategic Partners-1 L.P.	2,209,000	557,956
European Strategic Partners L.P.	9,255,400	2,337,758
TCW/Crescent Mezzanine Partners III L.P.	4,761,950	1,202,788
TCW/Crescent Mezzanine Trust L.P.	742,000	187,417
TCW/Crescent Mezzanine Partners III Netherlands L.P	194,000	49,002
John Lovering	8,575,400	2,572,620
Rob Templeman	16,788,850	4,197,212
Chris Woodhouse	16,426,850	4,928,055
Debenhams Retail Employee Trust	11,325,550[1]	8,283,730
Baroness Employee Limited Partnership	18,416,500[2]	0
Total	500,000,000	128,205,129

Note:

(1) This represents the number of Shares the trustee of the Debenhams Retail Employee Trust is expected to sell on behalf of participants in the Employee Option Plan. The Shares held by the Trust include 121,515 Shares over which Michael Sharp has been granted an option under the Employee Option Plan (of which he intends to sell 60,757 Shares on Admission) and also includes a number of Shares representing the gain on a fixed income loan note and the redemption of a deep discount bond and the award of Bonus Shares.

The Debenhams Retail Employee Trust will purchase in the Offer one million Shares towards future obligations relating to options granted under the Employee Option Plan and Bonus Shares.

(2) These Shares are indirectly held by employees who are limited partners in the Baroness Employee Limited Partnership (the ''Partnership'') (including Michael Sharp, who has an interest in 7,500,000 Shares).

Summary – Shareholders

It is expected that, at Admission, Rob Templeman will be granted an award over 492,788 Shares under the Debenhams Performance Share Plan, Chris Woodhouse will be granted an award over 335,096 of such Shares and Michael Sharp will be granted an award over 311,441 of such Shares. These awards vest over time subject to performance conditions, as described in paragraph 5.2 of Part 7 of the Prospectus. The Directors have agreed with the Underwriters that, subject to certain exceptions, they will not, without the prior written consent of the Global Co-ordinators, offer, sell or contract to sell, or otherwise dispose of any Shares within 365 days of Admission, save that Michael Sharp will be able to sell up to 2,141,209 of his Shares.

Additional Information – Directors' interests

The interests of the Directors in the share capital of the Company are, and on completion of the Offer are expected to be, as follows:

Director	Number of Shares in which the Director has a direct or indirect interest	Percentage of issued share capital	Number of Shares immediately upon Admission(1)(2)	Percentage of issued share capital	Percentage of issued share capital assuming full exercise of the Over-allotment Option
John Lovering	8,575,400	1.7%	6,002,780	0.7%	0.7%
Rob Templeman	16,788,850	3.4%	12,591,638	1.5%	1.5%
Chris Woodhouse	16,426,850	3.3%	11,498,795	1.3%	1.3%
Michael Sharp(1)(2)	7,500,000	1.5%	7,500,000	0.9%	0.9%
Adam Crozier(3)	0	0	25,641	-%(5)	-%(5)
Jonathan Feuer(4)	200,500	-%(5)	149,858	-%(5)	-%(5)
Richard Gillingwater(3)	0	0	5,128	-%(5)	-%(5)
Peter Long(3)	0	0	51,282	-%(5)	-%(5)
Dennis Millard(3)	0	0	51,282	-%(5)	-%(5)
Paul Pindar(3)	0	0	153,846	-%(5)	-%(5)

Note:

(1) Excludes options.

(2) Michael Sharp has an interest in 7,500,000 Shares through his investment in Baroness Employee Limited Partnership and has been grated an option under the Employee Option Plan over 121,515 Shares at an option price of 0.2p per Share as described below. On exercise of his option, Michael Sharp's right will be satisfied by the transfer of Shares from the Trust. He is also technically deemed to be interested, as one of the potential beneficiaries of Debenhams Retail Employee Trust 2004 (the "Trust") established by Debenhams Retail plc for the benefit of employees within its Group, in 11,325,550 Shares held by the Trust. Michael Sharp also has a direct interest in loan notes with a value of £8,835,937 by virtue of his investment in Baroness Employee Limited Partnership and has been granted an option under the Employee Option Plan over the gain on a fixed income loan note with a value of £149,803.

(3) Such Directors intend to apply for Shares in the Offer at the Offer Price, and such applications are expected to be met in full.

(4) Jonathan Feuer is the beneficial owner of 200,500 Shares in the Company held in the name of Capital Investors 2002 Limited.

(5) Indicates a percentage holding of below 0.1%.

Additional Information – Interests representing 3% or more of issued share capital

In so far as is known to the Directors, the following interests (within the meaning of Part VI of the Act) (other than interests held by the Directors) which represent, or will represent, directly or indirectly, 3% or more of the issued share capital of the Company on Admission:

Shareholders	Number of Shares held	Percentage of issued share capital	Number of Shares after the Offer(1)	Percentage of issued share capital	Percentage of issued share capital assuming full exercise of the Over-allotment Option
TPG Shareholder Group	178,527,250	35.7%	133,434,273	15.5%	13.2%
CVC Shareholder Group (1)	125,448,450	25.1%	93,762,284	10.9%	9.3%

Merrill Lynch Shareholder Group [2]	97,424,900	19.5%	72,817,011	8.5%	7.2%
Merrill Lynch Investment Managers Limited [3]	0	0%	50,000,000	5.8%	5.8%
Maverick Capital, Ltd.	0	0%	31,000,000	3.6%	3.6%
Baroness Employee Limited Partnership	18,416,500	3.7%	18,416,500	2.1%	2.1%

Note:

(1) Including 1,343,500 Shares held by Citi Europe Co-Invest LP and 6,713,550 Shares held by Citicorp Capital Investors Europe Limited, who are affiliates of Citigroup Global Markets Limited (the Sponsor of the Offer) and Citigroup Global Markets U.K. Equity Limited (one of the Global Co-ordinators and a Joint Bookrunner).

(2) Consisting of 81,755,050 Shares held by ML Global Private Equity Fund, L.P. and 15,669,850 Shares held by Merrill Lynch Ventures L.P. 2001, each of whom are affiliates of Merrill Lynch (one of the Global Co-ordinators and a Joint Bookrunner).

(3) An affiliate of Merrill Lynch (one of the Global Co-ordinators and a Joint Bookrunner).

Additional Information – Directors

Although they have made no legal commitment to do so, and their service agreements are terminable on 12 months notice by the Company or the Director (or six months in the case of notice by Michael Sharp), the current intention of Rob Templeman, Chris Woodhouse and Michael Sharp is to remain with Debenhams for at least the next three years.

Additional Information – US tax

The following is additional information to be considered as part of the summary in the Prospectus of certain material US federal income tax consequences of the acquisition, ownership and disposition of Shares by a US Holder (as defined in the Prospectus). The summary in the Prospectus does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of the voting stock of the Company, who hold the Shares in connection with a permanent establishment in the United Kingdom or who are subject to special treatment under the US federal income tax laws.

US shareholders in a company classified as a Passive Foreign Investment Company (a "PFIC") have certain federal income tax consequences. The Company believes and the relevant summary assumes that the Company is not currently, and does not currently expect to become, a PFIC. The Company's status as a PFIC is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for US Holders, as described in the Prospectus.

Certain elections enable the shareholder in a PFIC to avoid these consequences. Under a mark-to-market election for Shares, a US shareholder recognizes gains or losses for the difference between the fair market value and the adjusted basis of its shares each year. The Shares will be marketable stock eligible to be marked to market for any year in which they are regularly traded on the London Stock Exchange. Any gain from marking the Shares to market or from disposing of them would be ordinary income. A US Holder would recognise loss from marking the Shares to market, but only to the extent of its unreversed gains. Loss from marking the Shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of unreversed gains. Under a Qualified Electing Fund ("QEF") election, a US shareholder would be taxed currently on its pro rata share of the Company's ordinary earnings, as ordinary income. The Company does not, however, anticipate providing information that US shareholders would need to make a QEF election. US shareholders should consult their tax advisers for further details of the restrictions and coverage of each election as required.

US Holders are urged to consult their personal tax adviser regarding the possibility of the Company being classified as a PFIC and the potential tax consequences arising from the ownership and disposition of an interest in a PFIC.

Definitions

"Act"	the Companies Act 1985, as amended
"Admission"	the admission of the ordinary share capital of the Company, issued and to be issued pursuant to the Offer, to the Official List becoming effective
"Citigroup"	Citigroup Global Markets Limited, in its capacity as Sponsor, and/or Citigroup Global Markets U.K. Equity Limited in its capacity as Global Co-ordinator, Joint Bookrunner or Stabilising Manager, both of Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, as the context may require
"Company"	Debenhams plc
"Credit Suisse"	Credit Suisse Securities (Europe) Limited
"CVC"	CVC Capital Partners Group Sarl and its subsidiaries and affiliates
"CVC Shareholder Group"	Capital Investors 2002 Limited, Citi Europe Co Invest LP, Citicorp Capital Investors Europe Limited, CVC Europe Enterprise (Cayman) LP, CVC Europe Enterprise (Domestic) LP, CVC European Equity Partners III L.P., CVC European Equity Partners III Parallel Fund A L.P. and CVC European Equity Partners III Parallel Fund B L.P.
"Debenhams" or the **"Group"**	the Company and its consolidated subsidiaries and subsidiary undertakings from time to time
"Employee Option Plan"	the Debenhams Employee Option Plan approved by the remuneration committee of Baroness Holdings UK Limited on 2 September 2004
"Existing Shares"	the ordinary shares in the capital of the Company that will be in issue immediately prior to Admission
"Global Co-ordinators"	Citigroup Global Markets U.K. Equity Limited and Merrill Lynch International
"Joint Bookrunners"	Citigroup, Credit Suisse, Merrill Lynch and Morgan Stanley
"London Stock Exchange"	London Stock Exchange plc
"Merrill Lynch"	Merrill Lynch International
"MLGPE"	Merrill Lynch Global Private Equity or the Merrill Lynch Shareholder Group, as the context may require
"Morgan Stanley"	Morgan Stanley Securities Limited
"Offer"	the offer of New Shares and Existing Shares to institutional investors in the United Kingdom and elsewhere as described in

	Part 6 of the Prospectus
"Offer Price"	the price at which each share is to be issued or sold under the Offer
"Over-allotment Option"	the option expected to be granted by certain of the Selling Shareholders to purchase, or procure purchasers for, additional Existing Shares as more particularly described in Part 6 of the Prospectus
"Selling Shareholders"	existing shareholders who sell Existing Shares in the Offer
"Shares" or **"Ordinary Shares"**	ordinary shares of 0.01p each in the capital of the Company
"Sponsor"	Citigroup Global Markets Limited
"Trust"	Debenhams Retail Employee Trust 2004
"TCW"	TCW/Crescent Crescent Mezzanine Partners II LP, TCW/Crescent Mezzanine Trust LP and TCW/Crescent Mezzanine Partners III Netherlands LP
"TPG"	Texas Pacific Group
"TPG Shareholder Group"	TPG Delta Holdco II LLC, TPG Delta Holdco III and TPG Delta Holdco LLC
"UK"	the United Kingdom of Great Britain and Northern Ireland
"Underwriters" or **"Managers"**	Citigroup, Credit Suisse, Merrill Lynch and Morgan Stanley
"United States" or **"US"**	the United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia

The contents of this announcement, which have been prepared by and are the sole responsibility of Debenhams, have been approved solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, Canada Square, London E14 5LB and Merrill Lynch International of 2 King Edward Street, London EC1A 1HQ. Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Merrill Lynch International and Morgan Stanley Securities Limited are authorised and regulated by the Financial Services Authority and are acting for Debenhams in connection with the Offer and for no one else and will not be responsible to anyone other than Debenhams for providing the protections afforded to their respective clients or for providing advice in relation to the Offer, the contents of this announcement or any matters referred to herein.

The Offer is being made in the United Kingdom and elsewhere outside the United States by means of an offer to institutional investors. The Offer and the distribution of this announcement and other information in connection with the Offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities and any purchase of or application for securities of Debenhams pursuant to the Offer should only be made on the basis of the information contained in the prospectus to be issued in connection with the Offer. The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

The information contained herein is not for publication or distribution in the United States of America. These materials do not contain or constitute an offer of securities for sale in the United States. The securities in Debenhams have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under that Act or an available exemption from it. The Company and the selling security holders do not intend to register the securities or conduct a public offering in the United States.

Securities in Debenhams have not been and will not be registered under the applicable securities laws of Australia, Canada or Japan and may not be offered or sold within Australia, Canada or Japan or to, or for the account or benefit of, citizens or residents of Australia, Canada or Japan.

This announcement includes statements that are, or may be deemed to be, "forward looking statements". These forward looking statements can be identified by the use of forward looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology. These forward looking statements include matters that are not historical facts and include statements regarding Debenhams' intentions, beliefs or current expectations concerning, among other things, Debenhams' results of operations, financial condition, liquidity, prospects, growth, strategies and the retail industry.

By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward looking statements including, without limitation, the factors to be described in the risk factors section of the Prospectus and the factors to be described in the operating and financial review section of the Prospectus.

Forward looking statements may and often do differ materially from actual results. Any forward looking statements in this announcement reflect Debenhams' view with respect to future events as at the date of this announcement and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Debenhams group's operations, results of operations, growth strategy and liquidity. Save as required by law or by the Listing Rules of the Financial Services Authority, Debenhams undertakes no obligation publicly to release the results of any revisions to any forward looking statements in this announcement that may occur due to any change in its expectations or to reflect events or circumstances after the date of this announcement.

Information in this announcement or any of the documents relating to the Offer cannot be relied upon as a guide to future performance.

ANNOUNCEMENTS

REG-Citigroup GM UK Eqty Stabilisation Notice

Released: 04/05/2006

RNS Number:4143C
Citigroup Global Markets UK EqtyLtd
04 May 2006

Citigroup Global Markets UK Equity Ltd

04 May 2006

Debenhams plc - Initial Public Offering of Ordinary Shares

Stabilisation Notice

Pursuant to Core Dealing Rule 3060-3061, Citigroup Global Markets UK Equity Limited hereby notifies the London Stock Exchange that it and its affiliates may stabilise the offering of the Ordinary Shares of Debenhams plc:

1. We hereby notify the fact that stabilisation may be undertaken in following securities: 487,179,488 Ordinary Shares of Debenhams plc (with over-allotment arrangements in respect of up to 48,717,948 Ordinary Shares).

2. The securities to be stabilised are the Ordinary Shares (ISIN Code GB00B126KH97). There are no associated instruments that are subject to stabilisation;

3. The stabilising manager is Citigroup Global Markets UK Equity Limited (Contact - Darrell Uden - telephone 020 7986 0410);

4. The stabilisation period commences on 04 May 2006 at approximately 08:00am London time and will end at 4:30pm on 2 June 2006

5. The Offer price is 195 pence per share;

6. In connection with the Initial Public Offering, Citigroup Global Markets UK Equity Limited, as stabilising manager, has entered into over-allotment arrangements with certain of the shareholders in the Company, pursuant to which Citigroup Global Markets UK Equity Limited may acquire, or procure acquirors for up to 48,717,948 Ordinary Shares at the Offer Price, for the purpose of allowing Citigroup Global Markets UK Equity Limited to meet over-allocations in connection with the Initial Public Offering and to cover short positions resulting from sales effected by it during the stabilisation period; and

7. Stabilisation will be conducted in accordance with the FSA rules

Darrell Uden

Citigroup Global Markets UK Equity Limited

END

STAAIMMTMMBMMIF

ANNOUNCEMENTS

REG-Debenhams plc Offer Price

Released: 04/05/2006

RNS Number:4142C
Debenhams plc
04 May 2006

This document (and the information contained herein) is not for publication or distribution in or into the United States, Australia, Canada and Japan.

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any shares referred to in this announcement except on the basis of information in the prospectus to be published by Debenhams plc (the "Company") in due course in connection with the admission of the ordinary shares in the capital of the Company to the Official List of the Financial Services Authority and to trading on London Stock Exchange plc's main market for listed securities (the "Prospectus"). Copies of the Prospectus will, following publication, be available from Debenhams plc's registered office.

4 May 2006

DEBENHAMS plc

Offer Price of 195 pence per share and Market Capitalisation of £1,675 million

Debenhams plc ("Debenhams") announces that the offer price of its initial public offering (the "Offer") has been set at a price of 195p per ordinary share resulting in a market capitalisation of £1,675 million.

The Offer comprises 128,205,129 existing shares and 358,974,359 new shares, representing 56.7% of the Company's enlarged issued ordinary share capital and implying an offer size of £950 million.

In addition, certain selling shareholders have granted Citigroup an over-allotment option exercisable for a period of up to 30 days from today, pursuant to which Citigroup may purchase or procure purchasers for up to 48,717,948 million existing ordinary shares, representing 10% of the Shares in the Offer, for the purposes of allowing it to cover short positions arising from over-allotments and stabilisation transactions.

The Shares have been placed with a broad base of institutional shareholders following a series of roadshow meetings across the United Kingdom, Continental Europe and the United States. The order book was more than two times subscribed at the Offer Price.

Conditional dealings will commence on the London Stock exchange at 08:00 am today under the ticker symbol DEB. Admission and commencement of unconditional dealings on the London Stock Exchange are expected to take place at 08:00am on 9 May 2006.

Rob Templeman, Chief Executive, Debenhams, said:

"We are pleased with the quality of Debenhams' shareholder register on the Company's return to the stock market. The Board and management team will now focus on delivering the plans to continue growing this business which are outlined in detail in our Prospectus and look forward to the future with confidence."

Summary of the Offer (assuming no exercise of the Over-allotment Option):

Offer Price	195 pence per share
Number of Shares in the Offer	487,179,488
- issued by the Company	358,974,359
- sold by the selling shareholders	128,205,129
Number of Existing Shares subject to the Over-allotment Option	48,717,948
Gross proceeds	£950 million
Percentage of the enlarged issued share capital in the Offer	56.7%
Market capitalisation	£1,675 million

- Net debt on Admission is £1.2 billion, equivalent to 3.3x Net Debt/ EBITDA (LTM UK GAAP)

- John Lovering, Rob Templeman, Chris Woodhouse and Michael Sharp have retained significant shareholdings in Debenhams post-IPO and have committed not to sell any of their remaining holdings for at least 365 days

- Texas Pacific Group, CVC Capital Partners and Merrill Lynch Global Private Equity have retained significant shareholdings in Debenhams post-IPO and have committed not to sell any of their remaining holdings for at least 180 days

- Citigroup and Merrill Lynch are Joint Global Co-ordinators of the Offer. Citigroup, Merrill Lynch, Credit Suisse and Morgan Stanley are Joint Bookrunners for the Offer

- Citigroup is Sole Sponsor

-ends-

Enquiries:

Debenhams Rob Templeman Chris Woodhouse	+ 44 (0)20 7190 1703/4
Citigroup Michael Lavelle Theodore Kuh Jan Skarbek	+ 44 (0)20 7986 4000
Merrill Lynch Rupert Hume-Kendall Simon Mackenzie-Smith	+ 44 (0)20 7628 1000
Gainsborough Communications Andy Cornelius Duncan Murray	+ 44 (0)20 7190 1703/4

Notes to Editors:

Debenhams is a leading multi-category retailer in the United Kingdom and has a strong presence in key product categories, such as womenswear, menswear, homeware and health and beauty.

The first Debenhams department store opened in 1905 and the Debenhams brand name is widely recognised in the United Kingdom.

Debenhams was acquired by CVC Capital Partners, Texas Pacific Group, Merrill Lynch Global Private Equity and the management team, comprising John Lovering, Rob Templeman and Chris Woodhouse, during December 2003 and ceased trading on the London Stock Exchange.

Debenhams has 123 stores in the UK and Ireland, including three Desire by Debenhams stores, which is a new and small store concept featuring a mix of women's fashion, accessories, lingerie and cosmetics.

Debenhams is the second largest department store chain in the UK with approximately 18.6% of total UK department store sales (source: Verdict 2005), having increased its market share by 3.4% from 15.2% in 2003.

According to TNS, Debenhams was one of the largest market share gainers amongst all UK retailers during 2005 in the womenswear and menswear segments. Debenhams' market share increased by 0.5% in the year to 8 January 2006 to a 4.5% share of the UK womenswear market and by 0.4% to a 3.9% share of the UK menswear market.

Designers at Debenhams include Nigel Cabourn, Jasper Conran, Theo Fennell, Pearce Fionda, Frost French, Betty Jackson, Ben de Lisi, Julien Macdonald, John Richmond, John Rocha and Matthew Williamson.

The contents of this announcement, which have been prepared by and are the sole responsibility of Debenhams, have been approved solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, Canada Square, London E14 5LB. Citigroup Global Markets U.K. Equity Limited, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Merrill Lynch International and Morgan Stanley Securities Limited are authorised and regulated by the Financial Services Authority and are acting for Debenhams and funds managed or advised by Texas Pacific Group, CVC Capital Partners Group Sarl and Merrill Lynch Global Private Equity (the "Principal Shareholders") in connection with the Offer and for no one else and will not be responsible to anyone other than Debenhams and the Principal Shareholders for providing the protections afforded to their respective clients or for providing advice in relation to the Offer, the contents of this announcement or any matters referred to herein.

The Offer is being made in the United Kingdom and elsewhere outside the United States by means of an offer to institutional investors. The Offer and the distribution of this announcement and other information in connection with the Offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities and any purchase of or application for securities of Debenhams pursuant to the Offer should only be made on the basis of the information contained in the prospectus to be issued in connection with the Offer. The prospectus will contain information about the Company and its management, as well as financial statements and other financial data. The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

The information contained herein is not for publication or distribution in the United States of America. These materials do not contain or constitute an offer of securities for sale in the United States. The securities in Debenhams have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under that Act or an available exemption from it. The Company and the selling security holders do not intend to register the securities or conduct a public offering in the United States.

Securities in Debenhams have not been and will not be registered under the applicable securities laws of Australia, Canada or Japan and may not be offered or sold within Australia, Canada or Japan or to, or for the account or benefit of, citizens or residents of Australia, Canada or Japan.

This announcement includes statements that are, or may be deemed to be, "forward -looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include matters that are not historical facts and include statements regarding Debenhams' intentions, beliefs or current expectations concerning, among other things, Debenhams' results of operations, financial condition, liquidity, prospects, growth, strategies and the retail industry.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, the factors to be described in the risk factors section of the Prospectus and the factors to be described in the operating and financial review section of the Prospectus.

Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this announcement reflect Debenhams' view with respect to future events as at the date of this announcement and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Debenhams group's operations, results of operations, growth strategy and liquidity. Save as required by law or by the Listing Rules of the Financial Services Authority, Debenhams undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this announcement that may occur due to any change in its expectations or to reflect events or circumstances after the date of this announcement.

In connection with the Offer, Citigroup Global Markets U.K. Equity Limited, as stabilising manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by law, over allot or effect other transactions intended to enable it to satisfy any over allotments or which stabilise, maintain or otherwise affect the market price of the Shares or any options, warrants or rights with respect to, or interests in, the Shares or other securities of the Company, in each case at levels which might not otherwise prevail in the open market. The stabilising manager is not required to enter into such transactions and such transactions may be effected on the London Stock Exchange and any other securities market, over the counter market or otherwise. Such transactions, if commenced, may be discontinued at any time and may only be entered into between commencement of conditional trading of the Shares on the London Stock Exchange and 30 days thereafter. In connection with the Offer, the stabilising manager may, for stabilisation purposes, over allot Shares up to a maximum of 15% of the total number of Shares comprised in the Offer. For the purposes of allowing it to cover short positions resulting from any such over-allotments and/or from sales of Shares effected by it during the stabilisation period, the stabilising manager will enter into an over-allotment option with certain of the selling shareholders pursuant to which the stabilisation manager may purchase or procure purchasers for additional Shares

up to a maximum of 10% of the total number of Shares comprised in the Offer at the Offer Price. The over-allotment option will be exercisable in whole or in part, upon notice by the stabilisation manager, at any time on or before the thirtieth day after the commencement of conditional trading of the Shares on the London Stock Exchange.

Information in this announcement or any of the documents relating to the Offer cannot be relied upon as a guide to future performance.

END

MSCIIFLIEVISIIR

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ANNOUNCEMENTS

REG-Debenhams plc Exercise of Over Allotment

Released: 08/05/2006

RNS Number:5750C
Debenhams plc
08 May 2006

08 May 2006

Not for release or distribution or publication in whole or part, directly or indirectly, in, or into, the United States, Canada, Japan or Australia.

DEBENHAMS PLC

ANNOUNCEMENT OF
EXERCISE OF OVER-ALLOTMENT ARRANGEMENTS

Debenhams plc (the "Company") announces that, in connection with the initial public offering of the Company (the "Offer"), Citigroup Global Markets U.K. Equity Limited ("Citigroup") as stabilising manager, on behalf of Merrill Lynch International and the other underwriters, has today given notice to exercise the over-allotment option in respect of 48,717,948 ordinary shares ("Ordinary Shares") of the Company. None of the proceeds arising from the exercise of the over-allotment option will be payable to the Company. Following the transfer of Ordinary Shares pursuant to the over-allotment option:

- 538,897,436 Ordinary Shares will be held in public hands representing a free float of approximately 62.4% of the issued share capital of the Company; and

- funds managed or advised by Texas Pacific Group (the "TPG Shareholder Group", CVC Capital Partners Group Sarl (the "CVC Shareholder Group") and Merrill Lynch Global Private Equity (the "Merrill Lynch Shareholder Group") will own 13.2%, 9.3% and 7.2%, respectively, of the Company's issued shares.

This announcement may not be distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan. This announcement does not constitute or form part of an offer or invitation to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein.

Any purchase of or application for securities of the Company pursuant to the

Offer should only be made on the basis of the information contained in the formal prospectus published on 4 May 2006 in connection with the Offer (the "Prospectus"). The Prospectus contains detailed information about the Company and its management, as well as financial statements and other financial data. Copies of the Prospectus are available from Citigroup of Citigroup Centre, Canada Square, London E14 5LB.

Citigroup Global Markets U.K. Equity Limited and Merrill Lynch International are authorised and regulated by the Financial Services Authority and are acting for the Company, the TPG Shareholder Group, CVC Shareholder Group and the Merrill Lynch Shareholder Group (together the "Principal Shareholders") in connection with the Offer and for no one else and will not be responsible to anyone other than Debenhams and the Principal Shareholders for providing the protections afforded to their respective clients or for providing advice in relation to the Offer, the contents of this announcement or any matters referred to herein.

The information contained herein is not for publication or distribution in the United States of America. These materials do not contain or constitute an offer of securities for sale in the United States. The securities in Debenhams plc have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under that Act or an available exemption from it. The Company and the selling security holders do not intend to register the securities or conduct a public offering in the United States.

The Offer and the distribution of this announcement and other information in connection with the Offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

For Enquiries:

Citigroup Global Markets U.K. Equity Limited

Darrell Uden, tel: +44 20 7986 0410

END

IOEEAXSPEALKEEE

ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 10/05/2006

RNS Number:7380C
Debenhams plc
10 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Debenhams plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5. Number of shares / amount of stock acquired

27,670,584 Ordinary shares

6. Percentage of issued class

3.2%

7. Number of shares / amount of stock disposed

NIL

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.01p each

10. Date of transaction

4 May 2006

11. Date company informed

10 May 2006

12. Total holding following this notification

27,670,584

13. Total percentage holding of issued class following this notification

3.2%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Guy Johnson, 0207 408 3529

16. Name of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of notification

10 May 2006

END
HOLILFELERIILIR

ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 12/05/2006

RNS Number:9361C
Debenhams plc
12 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Debenhams plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The Goldman Sachs Group, Inc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs Securities (Nominees), Limited (arising from the interest held by Goldman, Sachs & Co acting as custodian for its customers) 18,554,400 shares

At CREST in account CREPTEMP (arising from a beneficial interest held by Goldman Sachs International)
13,628,053 shares

5. Number of shares / amount of stock acquired

32,182,453 Ordinary shares

6. Percentage of issued class

3.7%

7. Number of shares / amount of stock disposed

NIL

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.01p each

10. Date of transaction

10 May 2006

11. Date company informed

12 May 2006

12. Total holding following this notification

32,182,453

13. Total percentage holding of issued class following this notification

3.7%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Guy Johnson, 0207 408 3529

16. Name of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of notification

12 May 2006

END
HOLILFFTEAIFLIR

Debenhams Retail Holdings Limited

Company No:
05448421

The Companies Acts 1985 and 1989

We, the undersigned, being all the Members for the time being of the above-named Company entitled to receive notice of and to attend and vote at General Meetings hereby pass the following Resolutions and agree that the said Resolutions shall, pursuant to section 381A of the Companies Act 1985 as amended by the Companies Act 1989, for all purposes be as valid and effective as if the same had been passed at a General Meeting of the Company duly convened and held.

Ordinary Resolutions

1. *"That the capital of the Company be increased from £11,003 to £51,003 by the creation of 40,000,000 Ordinary shares of 0.1 pence each ranking pari passu in all respects with the existing Ordinary shares in the capital of the Company."*

2. *"That the directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise any power of the Company to allot and grant rights to subscribe for or to convert securities into shares of the Company up to a maximum nominal amount equal to £40,000, provided that the authority hereby given shall expire 5 years after the passing of this resolution unless previously renewed or varied save that the directors may, notwithstanding such expiry, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company before the expiry of this authority."*

Dated: 5 April 2006



For and on behalf of
Capital Investors 2002 Limited

....
For and on behalf of
CVC European Equity Partners III Parallel Fund A LP



For and on behalf of
Citicorp Capital Investors Europe Limited

....
For and on behalf of
CVC European Equity Partners III Parallel Fund B LP

....
For and on behalf of
Citi Europe Co-Invest, LP

....
For and on behalf of
ML Global Private Equity Fund, LP

....
For and on behalf of
CVC European Equity Partners III LP

....
For and on behalf of
TPG Delta Holdco II LLC

....
For and on behalf of
CVC Europe Enterprise (Cayman) LP

....
For and on behalf of
TPG Delta Holdco LLC

....
For and on behalf of
CVC Europe Enterprise (Domestic) LP

Debenhams Retail Holdings Limited

Company No:
05448421

The Companies Acts 1985 and 1989

We, the undersigned, being all the Members for the time being of the above-named Company entitled to receive notice of and to attend and vote at General Meetings hereby pass the following Resolutions and agree that the said Resolutions shall, pursuant to section 381A of the Companies Act 1985 as amended by the Companies Act 1989, for all purposes be as valid and effective as if the same had been passed at a General Meeting of the Company duly convened and held.

Ordinary Resolutions

1. *"That the capital of the Company be increased from £11,003 to £51,003 by the creation of 40,000,000 Ordinary shares of 0.1 pence each ranking pari passu in all respects with the existing Ordinary shares in the capital of the Company."*

2. *"That the directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise any power of the Company to allot and grant rights to subscribe for or to convert securities into shares of the Company up to a maximum nominal amount equal to £40,000, provided that the authority hereby given shall expire 5 years after the passing of this resolution unless previously renewed or varied save that the directors may, notwithstanding such expiry, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company before the expiry of this authority."*

Dated: 5 April 2006



....	....
For and on behalf of Capital Investors 2002 Limited	For and on behalf of CVC European Equity III Limited As General Partner of CVC European Equity III General Partner LP As General Partner of CVC European Equity Partners III Parallel Fund A LP

....
For and on behalf of
Citicorp Capital Investors Europe Limited

....
For and on behalf of
CVC European Equity III Limited
As General Partner of
CVC European Equity III General Partner LP
As General Partner of
CVC European Equity Partners III Parallel Fund B LP

....
For and on behalf of
Citi Europe Co-Invest, LP

....
For and on behalf of
ML Global Private Equity Fund, LP

....
For and on behalf of
CVC European Equity III Limited
As General Partner of
CVC European Equity III General Partner LP
As General Partner of
CVC European Equity Partners III LP

....
For and on behalf of
TPG Delta Holdco II LLC

....
For and on behalf of
CVC Europe Enterprise GP Limited
As General Partner of
CVC Europe Enterprise (Cayman) LP

....
For and on behalf of
TPG Delta Holdco LLC

....
For and on behalf of
CVC Europe Enterprise GP Limited
As General Partner of
CVC Europe Enterprise (Domestic) LP

Debenhams Retail Holdings Limited

Company No:
05448421

The Companies Acts 1985 and 1989

We, the undersigned, being all the Members for the time being of the above-named Company entitled to receive notice of and to attend and vote at General Meetings hereby pass the following Resolutions and agree that the said Resolutions shall, pursuant to section 381A of the Companies Act 1985 as amended by the Companies Act 1989, for all purposes be as valid and effective as if the same had been passed at a General Meeting of the Company duly convened and held.

Ordinary Resolutions

1. *"That the capital of the Company be increased from £11,003 to £51,003 by the creation of 40,000,000 Ordinary shares of 0.1 pence each ranking pari passu in all respects with the existing Ordinary shares in the capital of the Company."*

2. *"That the directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise any power of the Company to allot and grant rights to subscribe for or to convert securities into shares of the Company up to a maximum nominal amount equal to £40,000, provided that the authority hereby given shall expire 5 years after the passing of this resolution unless previously renewed or varied save that the directors may, notwithstanding such expiry, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company before the expiry of this authority."*

Dated: 5 April 2006

....
For and on behalf of
Capital Investors 2002 Limited

....
For and on behalf of
CVC European Equity Partners III
Parallel Fund A LP

....
For and on behalf of
Citicorp Capital Investors Europe
Limited

....
For and on behalf of
CVC European Equity Partners III
Parallel Fund B LP

....
For and on behalf of
Citi Europe Co-Invest, LP

....
For and on behalf of
ML Global Private Equity Fund, LP

....
For and on behalf of
CVC European Equity Partners III LP

....
For and on behalf of
TPG Delta Holdco II, LLC
By: TPG Partners IV, L.P.
By: TPG GenPar IV, L.P.
By: TPG Advisors IV, Inc.

By: 
David A. Spuria, Vice President

....
For and on behalf of
CVC Europe Enterprise (Cayman) LP

....
For and on behalf of
TPG Delta Holdco, LLC
By: TPG Partners III, L.P.
By: TPG GenPar III, L.P.
By: TPG Advisors III, Inc.

By: 
David A. Spuria, Vice President

....
For and on behalf of
CVC Europe Enterprise (Domestic) LP

Debenhams Retail Holdings Limited

Company No:
05448421

The Companies Acts 1985 and 1989

We, the undersigned, being all the Members for the time being of the above-named Company entitled to receive notice of and to attend and vote at General Meetings hereby pass the following Resolutions and agree that the said Resolutions shall, pursuant to section 381A of the Companies Act 1985 as amended by the Companies Act 1989, for all purposes be as valid and effective as if the same had been passed at a General Meeting of the Company duly convened and held.

Ordinary Resolutions

1. *"That the capital of the Company be increased from £11,003 to £51,003 by the creation of 40,000,000 Ordinary shares of 0.1 pence each ranking pari passu in all respects with the existing Ordinary shares in the capital of the Company."*

2. *"That the directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise any power of the Company to allot and grant rights to subscribe for or to convert securities into shares of the Company up to a maximum nominal amount equal to £40,000, provided that the authority hereby given shall expire 5 years after the passing of this resolution unless previously renewed or varied save that the directors may, notwithstanding such expiry, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company before the expiry of this authority."*

Dated: 5 April 2006

....
For and on behalf of
Capital Investors 2002 Limited

....
For and on behalf of
CVC European Equity Partners III
Parallel Fund A LP

....
For and on behalf of
Citicorp Capital Investors Europe
Limited

....
For and on behalf of
CVC European Equity Partners III
Parallel Fund B LP

....
For and on behalf of
Citi Europe Co-Invest, LP

....
For and on behalf of
ML Global Private Equity Fund, LP

By: MLGPE Ltd, its general partner

BY



Guido Padovano -Managing Director

....
For and on behalf of
CVC European Equity Partners III LP

....
For and on behalf of
TPG Delta Holdco II LLC

....
For and on behalf of
CVC Europe Enterprise (Cayman) LP

....
For and on behalf of
TPG Delta Holdco LLC

....
For and on behalf of
CVC Europe Enterprise (Domestic) LP

G

CHFP041

Notice of increase in nominal capital

123

RECEIVED

2006 JUN 13 A 10: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 5448421

Name of company

*Insert full name of company

* DEBENHAMS RETAIL HOLDINGS LIMITED

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 5 April 2006 the nominal capital of the company has been increased by £ 40,000, beyond the registered capital of £11,003 .

A copy of the resolution authorising the increase is attached. †

† The copy must be printed or in some other form approved by the registrar

The conditions (e.g. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows:

40,000,000 ordinary shares of 0.1 pence each have been issued ranking pari passu in all respects with the existing ordinary shares of the Company.

Please tick here if continued overleaf ☐

Signed [signature] Designation‡ Secretary Date 5 April 200[illegible]

‡ Insert Director, Secretary, Administrator Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name, address and reference (if any):

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON
ENGLAND
UNITED KINGDOM EC4Y 1HS
DX 23 LONDON/CHANCERY LANE

For official use (10/03)

General Section	Post room

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

RECEIVED
2006 JUN 13 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Revised 2005)

Return of Allotment of Shares

Company Number	5448421
Company name in full	DEBENHAMS RETAIL HOLDINGS LIMITED

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	04	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	40,000,000		
Nominal value of each share	0.1 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	£40,000

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Baroness Employee Limited Partnership Address: 22 Grenville Street, St Helier Jersey UK Postcode JE4 8PX	Ordinary	1,473,320
Name(s): Capital Investors 2002 Limited Address: 4 Royal Mint Court London UK Postcode EC3N 4HJ	Ordinary	113,720
Name(s): Citicorp Capital Investors Europe Limited Address: New castle Commons, 1 Penn's way, Operations One Building New castle, Delaware 19720, USA UK Postcode	Ordinary	537,084
Name(s): Citi Europe Co-Invest LP Address: c/o Corporation Trust Centre, 1209 Orange Street, Wilmington, Delaware 19801, USA UK Postcode	Ordinary	1,107,480
Name(s): CVC European Equity Partners III LP Address: Walkers, Walkers House, PO Box 265 Grand Cayman, Cayman Islands UK Postcode	Ordinary	8,378,856

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5 April 2006

** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY

Oyez

88(2) (cont.)

Return of Allotment of Shares

Please complete in typescript or in bold block capitals

CHFP041

Company Number: 5448421

Company name in full: DEBENHAMS REATIL HOLDINGS LIMITED

Names and addresses of the allottees (continued)

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): CVC Europe Enterprise (Cayman) LP Address: Walkers, Walkers House, PO Box 265 Grand Cayman, Cayman Islands UK Postcode	Ordinary	431,804
Name(s): CVC Europe Enterprise (Domestic) LP Address: Corporation Service Company, 2711 Centreville Road, Suite 400 Wilmington, Delaware 19808 UK Postcode	Ordinary	125,644
Name(s): CVC European Equity Partners III Parallel Fund A LP Address: Walkers, Walkers House, PO Box 265 Grand Cayman, Cayman Islands UK Postcode	Ordinary	170,644
Name(s): CVC European Equity Partners III Parallel Fund B LP Address: Walkers, Walkers House, PO Box 265, Grand Cayman, Cayman Islands UK Postcode	Ordinary	170,644
Name(s): ESP Co-Investment Limited Address: 1 George Street Edinburgh, Scotland UK Postcode: EH2 2LL	Ordinary	3040

Names and addresses of the allottees

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): ESP IIConduit LP Address: 1 George Street, Edinburgh, Scotland UK Postcode: E H 2 2 L L	Ordinary	626,792
Name(s): European Strategic Partners Scottish B LP Address: 1 George Street, Edinburgh, Scotland UK Postcode: E H 2 2 L L	Ordinary	87,080
Name(s): European Strategic Partners Scottish C LP Address: 1 George Street, Edinburgh UK Postcode: E H 2 2 L L	Ordinary	75,400
Name(s): European Srategic Partners - 1 LP Address: 3209 Orange Street, Wilmington, County of Newcastle, Delaware, USA UK Postcode:	Ordinary	76,720
Name(s): European Strategic Partners LP Address: 1 George Street, Edinburgh UK Postcode: E H 2 2 L L	Ordinary	740,432
Name(s): John Lovering Address: New House farm, Bodiam, Robertsbridge, East Sussex UK Postcode: T N 3 2 5 U P	Ordinary	686,032

88(2) (cont.)

Return of Allotment of Shares

Please complete in typescript or in bold block capitals

CHFP041

Company Number: 05448421

Company name in full: DEBENHAMS RETAIL HOLDINGS LIMITED

Names and addresses of the allottees (continued)

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Merrill Lynch Ventures LP 2001 Address: C/o RL & F Service Corp, One Rodney square, 10th Floor, Tenth & Kings Streets, Wilmington, Delaware, USA UK Postcode	Ordinary	1,253,588
Name(s): ML Global Private equity Fund LP Address: C/o RL&F Service Corp, One Rodney Square, 10th Floor, Tenth & Kings Streets Wilmington, Delaware UK Postcode	Ordinary	6,540,404
Name(s): Mourant & Co Trustees Limited Address: 22 Grenville Street, St Helier, Jersey, UK Postcode: J E 4 8 P X	Ordinary	906,044
Name(s): TWC/Crescent Mezzanine Partners III LP Address: TWC/Crescent Mezzanine, 11000 Santa Monica Boulevard, Los Angeles, CA 90025 UK Postcode	Ordinary	380,956
Name(s): TWC Mezzanine Trust III Address: TWC/Crescent Mezzanine, 11000 Santa Monica Boulevard, Los Angeles, CA 90025 UK Postcode	Ordinary	59,360

Names and addresses of the allottees

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) TWC/Crescent Mezzanine Partners III Netherlands LP Address TWC/Crescent Mezzanine, 11000 Santa Monica Boulevard Los Angeles, CA 90025 UK Postcode	Ordinary	15,520
Name(s) Robert Templeman Address 9 Martin Court, Lambsfrith Grove, Hampsted, Kent UK Postcode ME7 3SD	Ordinary	1,343,108
Name(s) TPG Delta Holdco II LLC Address 301 Commerce Street, Suite 3300 Fort Worth, Texas, 71602 UK Postcode	Ordinary	6,976,740
Name(s) TPG Delta Holdco III LLC Address 301 Commerce Street, Suite 3300 Fort Worth, Texas, 71602 UK Postcode	Ordinary	664,232
Name(s) TPG Delta Holdco LLC Address 301 Commerce Street, Suite 3300 Fort Worth, Texas, 71602 UK Postcode	Ordinary	6,641,208
Name(s) Christopher Woodhouse Address 25 Chester Row London UK Postcode SW1	Ordinary	1,314,148

COMPANY NO. 5448421

RECEIVED
2006 JUN 13 A 10: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

Debenhams plc (the *Company*)

---

1. The name of the Company is "Debenhams plc".

2. The Company is to be a public company.

3. The registered office of the Company is to be situated in England and Wales.

4. The objects for which the Company is established are:

(a) To carry on the business of department store and shop proprietors in the United Kingdom and abroad, retailers of clothing, personal, household and recreational goods and provisions and all other items capable of being dealt within the retail trade, retail and wholesale merchants and manufacturers, warehousemen, importers and exporters and to carry on the business of bankers and restaurateurs and to provide and operate refreshment rooms, whether licensed or not, and other amenities for the use of customers and others and to provide such services to customers as might be convenient or profitable to the Company.

(b) To carry out such operations and to manufacture or deal with such goods and to purchase or otherwise acquire, take options over, construct, lease, hold, manage, maintain, alter, develop, exchange or deal with such property, rights or privileges (including the whole or part of the business, property or liabilities of any other person or company) as may seem to the board of directors directly or indirectly to advance the interests of the Company.

(c) To enter into such commercial or other transactions in connection with any trade or business of the Company as may seem to the board of directors desirable for the purpose of the Company's affairs.

(d) To advertise, market and sell the products of the Company and of any other person and to carry on the business of advertisers or advertising agents or of a marketing and selling organisation or of a supplier, wholesaler, retailer, merchant or dealer of any kind.

(e) To apply for, purchase or otherwise acquire, protect, maintain and renew any patents, patent rights, trade marks, designs, licences and other intellectual property rights of all kinds or any secret or other information as to any invention and to use, exercise, develop or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired and to experiment with any such rights which the Company may propose to acquire.

(f) To invest and deal with the capital and other moneys of the Company in any manner and hold, sell or otherwise deal with any investment so made and to carry on the business of a banking, finance or insurance company.

(g) To act or carry on business as a holding company and for that purpose to acquire and hold either in the name of the Company or in that of any nominee shares, stocks, debentures, debenture stocks, bonds, loans, obligations or securities of whatsoever nature issued by any company or body corporate wheresoever incorporated or carrying on business and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof.

(h) To pay or to provide or to make such arrangements for providing such gratuities, pensions, benefits, share option and acquisition schemes, loans and other matters and to establish, support, subsidise and subscribe to any institutions, associations, clubs, schemes, funds or trusts (whether to or for the benefit of present or past directors or employees of the Company or its predecessors in business or of any company which is a subsidiary company of the Company or is allied to or associated with the Company or with any such subsidiary company or to or for or for the benefit of persons who are or were related to or connected with or dependants of any such directors or employees) as may seem to the board of directors directly or indirectly to advance the interests of the Company.

(i) To draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable and transferable instruments.

(j) To acquire any such shares, stocks, debentures, loans, scrip, bonds and/or securities or investments by original subscription, tender, purchase, participation in syndicates, exchange or otherwise, and whether or not fully paid up, and to make payments thereon as called up in advance of calls or otherwise, and to subscribe for the same either conditionally or otherwise, and to guarantee the subscription thereof, and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof, and to vary and transpose from time to time as may be considered expedient any of the Company's investments for the time being.

(k) To carry on all or any of the businesses of general merchants and traders, cash and credit traders, manufacturers' agents and representatives, insurance brokers and consultants, estate and advertising agents, mortgage brokers, financial agents, advisers, managers and administrators, hire purchase and general financiers, brokers and agents, commission agents, importers and exporters, manufacturers, retailers, wholesalers, buyers, sellers, distributors and shippers of, and dealers in all products, goods, wares, merchandise and produce of every description, to participate in, undertake, perform and carry on all kinds of commercial, industrial, trading and financial operations and enterprises; to carry on all or any of the businesses of marketing and business consultants, advertising agents and contractors, general storekeepers, warehousemen, discount traders, mail order specialists, railway, shipping and forwarding agents, shippers, traders, capitalists and financiers either on the Company's own account or otherwise, printers and publishers; haulage and transport contractors, garage proprietors, operators, hirers and letters on hire of, and dealers in motor and other vehicles, craft, plant, machinery, tools and equipment of all kinds; and to purchase or otherwise acquire and take over any businesses or undertakings which may be deemed expedient, or to become interested in, and to carry on or dispose of, remove or put an end to the same or otherwise deal with any such businesses or undertakings as may be thought desirable.

(l) To manufacture, process, import, export, deal in and store any goods and other things and to carry on the business of manufacturers, processors, importers, exporters and storers of and dealers in any goods and other things.

(m) To apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence or authorisation of any government, state or municipality, or any other department or authority, or enter into arrangements with any such body, for enabling the Company to carry any of its objects into effect or for extending any of the powers of the Company or for effecting any modification of the constitution of the Company or for any other purpose which may seem to the board of directors to be expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company.

(n) To sell, lease, dispose of, grant rights over or otherwise deal with the whole or any part of the undertaking, property or assets of the Company on such terms as the board of directors may decide, and to distribute any property or assets of the Company of whatever kind in specie among the members of the Company and to build, construct, equip, execute, carry out, improve, work, develop, administer, maintain, manage or control all and any real estate, including but not limited to shops, stores, warehouses, depots, offices, works, plants, factories, wharves, jetties, roads, and other buildings, structures or facilities of all kinds, whether for the purposes of the Company or for sale, letting or hire to or in return for any consideration from any company, firm or person, and to contribute to or assist in or carry out any part of any such operation.

(o) To pay for any rights or property acquired by the Company and to remunerate any person or company, whether by cash payment or by the allotment of shares, debentures or other securities of the Company credited as paid up in full or in part, or by any other method the board of directors thinks fit.

(p) To establish or promote companies and to place or guarantee the placing of, underwrite, subscribe for or otherwise acquire, hold, dispose of and deal with, and guarantee the payment of interest, dividends and capital on all or any of the shares, debentures, debenture stock or other securities or obligations of any company or association and to pay or provide for brokerage, commission and underwriting in respect of any such issue on such terms as the board of directors may decide.

(q) To co-ordinate, finance and manage all or any part of the operations of any company which is a subsidiary company of or otherwise under the control of the Company and generally to carry on the business of a holding company.

(r) To carry on through any subsidiary or associated company any activities which the Company is authorised to carry on and to make any arrangements whatsoever with such company (including any arrangements for taking the profits or bearing the losses of any such activities) as the board of directors thinks fit.

(s) To acquire and take over the whole or part of any company, business or undertaking which the Company may desire to acquire or become interested in, and the whole or any of the assets and liabilities of such company, business or undertaking, and to carry on the same, and to dispose of, remove, or put an end thereto, and otherwise deal with the same as may seem expedient.

(t) To amalgamate or enter into partnership or any profit sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(u) To raise or borrow money in such manner as the board of directors thinks fit and to receive deposits and to mortgage, charge, pledge or give liens or other security over the whole or any part of the Company's undertaking, property and assets (whether present or future), including its uncalled capital, for such purposes and in such circumstances and on such terms and conditions as the board of directors thinks fit.

(v) To lend or advance money and to give credit and to enter (whether gratuitously or otherwise) into guarantees or indemnities of all kinds, and whether secured or unsecured, whether in respect of its own obligations or those of some other person or company, in such circumstances and on such terms and conditions as the board of directors thinks fit.

(w) To pay or agree to pay all or any of the promotion, formation and registration expenses of the Company.

(x) To acquire and exploit lands, mines and mineral rights and to acquire, explore for and exploit any natural resources and to carry on any business involving the ownership or possession of land or other immovable property or buildings or structures thereon and to construct, erect, install, enlarge, alter and maintain buildings, plant and machinery and to carry on business as builders, contractors and engineers.

(y) To contribute to or support any public, general, political, charitable, benevolent or useful object, which it seems to the board of directors to be in the interests of the Company or its members to contribute to or support.

(z) To do all or any of the things stated in this clause 4 in any part of the world whether as principal, agent or trustee or otherwise and either alone or jointly with others and either by or through agents, subcontractors, trustees or otherwise.

(aa) To do all such other things as the board of directors considers will further the interests of the Company or to be incidental or conducive to the attainment of all or any of the objects stated in this clause 4.

5. The objects stated in each part of clause 4 shall not be restrictively construed but shall be given the widest interpretation. In clause 4, the word "company" shall be deemed, except where used to refer to the Company, to include any partnership or other body of persons, whether corporate or unincorporate and whether domiciled in the United Kingdom or elsewhere. Except where the context expressly so requires, none of the sub-clauses of clause 4, or the objects stated in clause 4, or the powers conferred by clause 4 shall be limited by, or be deemed subsidiary or auxiliary to, any other sub-clause of clause 4, or any other object stated in clause 4 or any other power conferred by clause4.

6. The liability of the members is limited.

7. The share capital of the Company is £51,003, divided into three subscriber shares of £1.00 each, 50,000,000 ordinary shares of 0.1p each and 100,000 governance shares of 1p each.

I, the subscriber to this memorandum of association, wish to be formed into a company pursuant to this memorandum. I agree to take the number of shares shown opposite my name.

Name and address of subscriber	**Number of shares taken**
Chris Woodhouse, 1 Welbeck Street, London, W1G 0AA	Three
	Total shares taken
	Three

....

Date:

Witness to signature:

COMPANY NO. 05448421

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

DEBENHAMS PLC

CONTENTS

CLAUSE **PAGE**

COMPANY NO. 05448421

COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

DEBENHAMS PLC

(adopted on 9 May 2006)

PRELIMINARY

Table A

1. The regulations in Table A as in force at the date of the incorporation of the Company shall not apply to the Company.

Definitions

2. In these Articles, except where the subject or context otherwise requires:

Act means the Companies Act 1985 including any modification or re-enactment of it for the time being in force;

address, in relation to electronic communications, includes any number or address used for the purposes of such communications;

Articles means these articles of association as altered from time to time by special resolution;

auditors means the auditors of the Company;

the board means the directors or any of them acting as the board of directors of the Company;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is sent or deemed to be sent and the day for which it is sent or on which it is to take effect;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

director means a director of the Company;

dividend means dividend or bonus;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

employees' share scheme has the meaning given by section 743 of the Act;

entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;

holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;

member means a member of the Company;

Memorandum means the memorandum of association of the Company as amended from time to time;

office means the registered office of the Company;

paid means paid or credited as paid;

recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, each of which terms has the meaning given to it by section 185(4) of the Act;

register means either or both of the issuer register of members and the Operator register of members of the Company;

Regulations means the Uncertificated Securities Regulations 2001 including any modification or re-enactment of them for the time being in force;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 39 or 40 of the Act;

secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

uncertificated share means (subject to Regulation 42(11)(a) of the Regulations) a share in the capital of the Company title to which is recorded on the Operator register of members of the Company and which may, by virtue of the Regulations, be

transferred by means of a relevant system and references in these articles to a share being held in uncertificated form shall be construed accordingly; and

United Kingdom means Great Britain and Northern Ireland.

Construction

3. References to a ***document*** include, unless the context otherwise requires, references to an electronic communication.

References to an ***electronic communication*** mean, unless the contrary is stated, an electronic communication (as defined in the Act) comprising writing.

References to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.

References to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act).

Where, in relation to a share, these Articles refer to a ***relevant system***, the reference is to the relevant system in which that share is a participating security at the relevant time.

References to a notice or other document being ***sent*** or ***given*** to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and ***sending*** and ***giving*** shall be construed accordingly.

References to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly.

Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Act have the same meaning as in the Act (but excluding any modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Regulations have the same meaning as in the Regulations (but excluding any modification of the Regulations not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.

Subject to the preceding two paragraphs, references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act

1978) include any modification or re-enactment of that provision for the time being in force.

Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word ***board*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

SHARE CAPITAL

Shares with special rights

4. Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine.

Share warrants to bearer

5. The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by electronic or mechanical means or printed on it or that the warrant need not be signed by any person.

Conditions of issue of share warrants

6. The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:

(a) a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or

(b) the bearer shall be entitled to attend and vote at general meetings; or

(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Acts, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.

No right in relation to share

7. The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.

Uncertificated shares

8. Subject to the provisions of the Regulations, the board may permit the holding of shares in any class of shares in uncertificated form and the transfer of title to shares in that class by means of a relevant system and may determine that any class of shares shall cease to be a participating security.

No separate class of shares

9. Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class:

(a) is held in uncertificated form; or

(b) is permitted in accordance with the Regulations to become a participating security.

Exercise of Company's entitlements in respect of uncertificated share

10. Where any class of shares is a participating security and the Company is entitled under any provision of the Companies Acts, the Regulations or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Acts, the Regulations, these Articles and the facilities and requirements of the relevant system:

(a) to require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

(b) to require the holder of that uncertificated share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

(c) to require the holder of that uncertificated share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice;

(d) to require the Operator to convert that uncertificated share into certificated form in accordance with Regulation 32(2)(c) of the Regulations; and

(e) to take any action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Section 80 authority

11. The board has general and unconditional authority to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount, for each prescribed period.

Section 89 disapplication

12. The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 11 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

(a) the allotment of equity securities in connection with a pre-emptive issue; and

(b) the allotment (otherwise than pursuant to Article 12(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

Article 13 applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in Article 13 the words "pursuant to the authority conferred by Article 12" were omitted.

Allotment after expiry

13. Before the expiry of a prescribed period the Company may make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such expiry. The board may allot equity securities or other relevant securities in pursuance of that offer or agreement as if the prescribed period during which that offer or agreement was made had not expired.

Definitions

14. In this Article and Articles 11, 12 and 13:

prescribed period means any period for which the authority conferred by Article 11 is given by ordinary or special resolution stating the section 80 amount and/or the power conferred by Article 12 is given by special resolution stating the section 89 amount;

pre-emptive issue means an offer of equity securities to ordinary shareholders or an invitation to ordinary shareholders to apply to subscribe for equity securities (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any territory or the requirements of any regulatory body or stock exchange;

section 80 amount means, for any prescribed period, the amount stated in the relevant ordinary or special resolution; and

section 89 amount means, for any prescribed period, the amount stated in the relevant special resolution.

Residual allotment powers

15. Subject to the provisions of the Companies Acts relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 16:

(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and

(b) the board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

Redeemable shares

16. Subject to the provisions of the Companies Acts, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Co. .ssions

17. The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

Trusts not recognised

18. Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).

VARIATION OF RIGHTS

Method of varying rights

19. Subject to the provisions of the Companies Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(a) with the consent of the holders of three-quarters in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class,

but not otherwise.

When rights deemed to be varied

20. For the purposes of Article 19, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:

(a) the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and

(b) the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares,

but shall not be deemed to be varied by:

(c) the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or

(d) the Company permitting, in accordance with the Regulations, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

SHARE CERTIFICATES

Members' rights to certificates

21. Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:

(a) be executed under the seal or otherwise in accordance with Article 165 or in such other manner as the board may approve; and

(b) specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates

22. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but

otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

LIEN

Company to have lien on shares

23. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.

Enforcement of lien by sale

24. The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.

Giving effect to sale

25. To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 10 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.

Application of proceeds

26. The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

Power to make calls

27. Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.

Time when call made

28. A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of joint holders

29. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

Interest payable

30. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, or, if higher, the appropriate rate (as defined in the Act), but the board may in respect of any individual member waive payment of such interest wholly or in part.

Deemed calls

31. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

Differentiation on calls

32. Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.

Payment of calls in advance

33. The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act).

FORFEITURE AND SURRENDER

Notice requiring payment of call

34. If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

35. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the

share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

Sale of forfeited shares

36. Subject to the provisions of the Companies Acts, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers under Article 10. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.

Liability following forfeiture

37. A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum or, if higher, the appropriate rate (as defined in the Act), from the date of forfeiture until payment. The board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

Surrender

38. The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights

39. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Acts.

Evidence of forfeiture or surrender

40. A statutory declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

Form and execution of transfer of certificated share

41. The instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

Transfers of partly paid certificated shares

42. The board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

Invalid transfers of certificated shares

43. The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(a) is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of shares; and

(c) is in favour of not more than four transferees.

Transfers by recognised persons

44. In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.

Notice of refusal to register

45. If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.

Suspension of registration

46. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating security without the consent of the Operator of the relevant system.

No fee payable on registration

47. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

Retention of transfers

48. The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.

TRANSMISSION OF SHARES

Transmission

49. If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to

his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.

Elections permitted

50. A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

Elections required

51. The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission

52. A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 50, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 177. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the capital of the Company.

ALTERATION OF SHARE CAPITAL

Alterations by ordinary resolution

53. The Company may by ordinary resolution:

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New shares subject to these Articles

54. All shares created by ordinary resolution pursuant to Article 53 shall be:

(a) subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and

(b) unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising

55. Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Acts, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

Power to reduce capital

56. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.

PURCHASE OF OWN SHARES

Power to purchase own shares

57. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.

GENERAL MEETINGS

Types of general meeting

58. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Class meetings

59. All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a) the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

Convening general meetings

60. The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Acts, the board shall promptly convene an extraordinary general meeting in accordance with the requirements of the Companies Acts. If there are insufficient directors in the United Kingdom to call a general meeting any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice

61. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

Recipients of notice

62. Subject to the provisions of the Companies Acts, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors. If on two consecutive occasions notices have been sent through the post to any member at his registered address of his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive notices from the Company until he shall have communicated with the Company and supplied in writing to the office a new registered address or address within the United Kingdom for the service of notices.

Contents of notice: general

63. The notice shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 66, which shall be identified as such in the notice) and the general nature of the business to be transacted.

Contents of notice: additional requirements

64. In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall specify the intention to propose the resolution as a special or extraordinary resolution, as the case may be.

Article 68 arrangements

65. The notice shall include details of any arrangements made for the purpose of Article 68 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).

General meetings at more than one place

66. The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and

(c) be heard and seen by all other persons so present in the same way.

The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

Interruption or adjournment where facilities inadequate

67. If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 66, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 79 shall apply to that adjournment.

Other arrangements for viewing and hearing proceedings

68. The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

Controlling level of attendance

69. The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 68 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 68. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting

70. If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 66 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 66 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 66 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a) no new notice of the meeting need be sent, but the board shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b) a proxy appointment in relation to the meeting may, if by means of an instrument, be delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 106(a) or, if contained in an electronic communication, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 106(b), at any time not less than 48 hours before any postponed time appointed for holding the meeting.

Meaning of participate

71. For the purposes of Articles 66, 67, 68, 69 and 70, the right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Acts or these Articles to be made available at the meeting.

Accidental omission to send notice etc.

72. The accidental omission to send a notice of a meeting, or to send any notification where required by the Companies Acts or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Acts or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

Security

73. The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

Quorum

74. No business shall be transacted at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two persons present in person or by proxy and entitled to vote on the business to be transacted shall be a quorum.

If quorum not present

75. If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.

Chairman

76. The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

77. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournment: chairman's powers

78. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 67), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:

(a) it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Adjournment: procedures

79. Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such

other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Article 106 or by means of an instrument which, if delivered by him at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 106(a). When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 66 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

80. If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose, or (b) the chairman in his absolute discretion decides that the amendment may be considered and voted on.

Methods of voting

81. A resolution put to the vote of a general meeting shall be decided on a show of hands unless before, or on the declaration of the result of, a vote on the show of hands, or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Acts, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) (except on the election of the chairman of the meeting or on a question of adjournment) at least five members present in person or by proxy having the right to vote at the meeting; or

(c) any member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares held as treasury shares); or

(d) any member or members present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up

on all the shares conferring that right (excluding any shares held as treasury shares).

A demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

82. Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Chairman's casting vote

83. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Wit[illegible]awal of de[illegible]d for poll

84. The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.

Conduct of poll

85. Subject to Article 86, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

86. A poll demanded on the election of a chairman or on a question of adjournment shall be taken immediately. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

87. No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.

Effectiveness of special and extraordinary resolutions

88. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required, a special resolution shall also be effective.

Resolutions in writing

89. A resolution in writing executed by or on behalf of each member who would have been entitled to vote on it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting properly convened and held. Such a resolution shall be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time

being notified by or on behalf of the Company for that purpose and may consist of several instruments or several electronic communications, each executed in such manner as the board may approve by or on behalf of one or more of such members, or a combination of both.

VOTES OF MEMBERS

Right to vote

90. Subject to any rights or restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of joint holders

91. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity

92. A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may, on a poll, vote by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised.

Calls in arrears

93. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Section 212 of the Act: restrictions if in default

94. If at any time the board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Act (a ***section 212 notice***) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may, in its absolute discretion at any time thereafter by notice (a ***direction notice***) to such member direct that:

(a) in respect of the shares in relation to which the default occurred (the ***default shares***, which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b) where the default shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class (excluding any shares of that class held as

treasury shares), the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted pursuant to Article 175;

(ii) no transfer of any default share shall be registered unless:

(A) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B) the transfer is an approved transfer; or

(C) registration of the transfer is required by the Regulations.

Copy of notice to interested persons

95. The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

When restrictions cease to have effect

96. Any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of:

(a) a notice of an approved transfer, but only in relation to the shares transferred; or

(b) all the information required by the relevant section 212 notice, in a form satisfactory to the board.

Bo[illegible] may cancel restrictions

97. The board may at any time send a notice cancelling a direction notice.

Conversion of uncertificated shares

98. The Company may exercise any of its powers under Article 10 in respect of any default share that is held in uncertificated form.

Supplementary provisions

99. For the purposes of this Article and Articles 94, 95, 96, 97 and 98:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 212 of the Act which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 14 days from the date of service of the section 212 notice; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 428(1) of the Act); or

(ii) the board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii) the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

Section 216 of the Act

100. Nothing contained in Article 94, 95, 96, 97, 98 or 99 limits the power of the Company under section 216 of the Act.

Errors in voting

101. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

Objection to voting

102. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Voting: additional provisions

103. On a poll, votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

PROXIES AND CORPORATE REPRESENTATIVES

Appointment of proxy: execution

104. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as may be approved by or on behalf of the Company from time to time. Subject thereto, the appointment of a proxy shall be executed by the appointor or any person duly authorised by the appointor or, if the appointor is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution. For the purpose of this Article and Articles 105, 106, 107 and 108, an electronic communication which contains a proxy appointment need not comprise writing if the board so determines and in such a case, if the board so determines, the appointment need not be executed but shall instead be subject to such conditions as the board may approve.

Method of proxy appointment

105. The appointment of a proxy shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication, if the board so determines.

The board may, if it thinks fit, but subject to the provisions of the Companies Acts, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion.

Delivery/receipt of proxy appointment

106. Without prejudice to Article 70(b) or to the second sentence of Article 79, the appointment of a proxy shall:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 70) at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

be received at that address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 70) at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) in the case only of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

Execution under authority

107. Where the appointment of a proxy is expressed to have been or purports to have been executed by a person on behalf of the holder of a share:

(a) the Company may treat the appointment as sufficient evidence of the authority of that person to execute the appointment on behalf of that holder;

(b) that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of any written authority under which the appointment has been executed, or a copy of such authority certified notarially or in some other way approved by the board, to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid; and

(c) whether or not a request under Article 108(b) has been made or complied with, the Company may determine that it has insufficient evidence of the authority of that person to execute the appointment on behalf of that holder and may treat the appointment as invalid.

Validity of proxy appointment

108. A proxy appointment which is not delivered or received in accordance with Article 106 shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last delivered or received shall be treated as replacing and revoking the others as regards that share. The board may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.

Rights of proxy

109. A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman. The proxy appointment shall also, unless it provides to the contrary, be deemed to confer authority on the proxy to vote or abstain from voting as the proxy thinks fit on any amendment of a resolution and on any procedural motion or resolution put to the meeting to which it relates and on any other business not referred to in the notice of meeting which may properly come before the meeting to which it relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Corporate representatives

110. Any corporation which is a member of the Company (in this Article the ***grantor***) may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same power on behalf of the grantor as the grantor could exercise if it were an individual member of the Company, save that a director, the secretary or other person authorised for the purpose by the secretary may require such person to produce a certified copy of the resolution of authorisation before

permitting him to exercise his powers. The grantor shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

Revocation of authority

111. A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was either delivered or received as mentioned in the following sentence at least three hours before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument delivered to the office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 106(a) or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 106(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

NUMBER OF DIRECTORS

Limits on number of directors

112. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than 2 nor more than 25 in number.

APPOINTMENT AND RETIREMENT OF DIRECTORS

Number of directors to retire

113. At each annual general meeting any director who was elected or last re-elected a director at or before the annual general meeting held in the third calendar year before the current year shall automatically retire from office. Every director must be subject to re-election by shareholders at the first opportunity after their appointment.

Which directors to retire

114. Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation shall be, first, those who wish to retire and not be re-appointed to office and, second, those who have been longest in office since their last appointment or re-appointment. As between persons who became or were last re-appointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

When director deemed to be re-appointed

115. If the Company does not fill the vacancy at the meeting at which a director retires by rotation or otherwise, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or

unless a resolution for the re-appointment of the director is put to the meeting and lost.

Eligibility for election

116. No person other than a director retiring by rotation shall be appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than 28 nor more than 42 days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been received by the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed.

Separate resolutions on appointment

117. Except as otherwise authorised by the Companies Acts, the appointment of any person proposed as a director shall be effected by a separate resolution.

Additional powers of the Company

118. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.

Appointment by board

119. The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.

Position of retiring directors

120. A director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

No share qualification

121. A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates

122. Any director (other than an alternate director) may appoint any person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

Alternates entitled to receive notice

123. An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence. It shall not be necessary to send notice of such a meeting to an alternate director who is absent from the United Kingdom.

Alternates representing more than one director

124. A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

125. An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment

126. An alternate director shall cease to be an alternate director:

(a) if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his re-appointment; or

(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or

(c) if he resigns his office by notice to the Company.

M[illegible] of app[illegible]ment and revocation

127. Any appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 122) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the office or, in the case of a notice contained in an electronic communication, be at such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

128. Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF THE BOARD

Business to be managed by board

129. Subject to the provisions of the Companies Acts, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.

Exercise by Company of voting rights

130. The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD

Committees of the board

131. The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.

Lc oards etc.

132. The board may establish local or divisional boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

133. The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all

or any of his powers, authorities and discretions, and may revoke or vary such delegation.

Offices including title "director"

134. The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

Disqualification as a director

135. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provisions of the Companies Acts or these Articles or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 119; or

(e) he has been absent for more than six consecutive months without permission of the board from meetings of the board held during that period and his alternate director (if any) has not attended in his place during that period and the board resolves that his office be vacated; or

(f) save with respect to any director whose appointment is pursuant to a contractual right of a member to appoint (and to remove and reappoint) one non-executive director of the Company, he is requested to resign in writing by not less than three quarters of the other directors. In calculating the number of directors who are required to make such a request to the director, (i) an

alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that execution by either shall be sufficient

(g) in the case of a director who holds any employment or executive office within the Company or any subsidiary, his employment with the Company and/or any subsidiary shall be determined and the directors resolve that he has by reason of such determination vacated office; or

(h) save with respect to any director whose appointment is pursuant to a contractual right of a member to appoint (and to remove and reappoint) one non-executive director of the Company, he is removed from office by notice in writing served upon him signed by all his co-directors, but so that, if he holds an appointment to an executive office which thereby automatically determines, such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Power of Company to remove director

136. The Company may, without prejudice to the provisions of the Companies Acts, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. Any person so appointed shall, for the purpose of determining the time at which he or any other director is to retire by rotation, be treated as if he had become a director on the day on which the director in whose place he is appointed was last elected a director. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.

NON-EXECUTIVE DIRECTORS

Arrangements with non-executive directors

137. Subject to the provisions of the Companies Acts, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to Article 145 and 146, any such agreement or arrangement may be made on such terms as the board determines.

Ordinary remuneration

138. The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £1 million per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.

Additional remuneration for special services

139. Any director who does not hold executive office and who performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 138) be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the board may determine.

DIRECTORS' EXPENSES

Directors may be paid expenses

140. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

EXECUTIVE DIRECTORS

Appointment to executive office

141. Subject to the provisions of the Companies Acts, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any such director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

Termination of appointment to executive office

142. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board

143. The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS' INTERESTS

Directors may contract with the Company

144. Subject to the provisions of the Companies Acts, and provided that he has disclosed to the board the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director;

(c) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(d) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

145. For the purposes of Article 144:

(a) a general notice given to the board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

GRATUITIES, PENSIONS AND INSURANCE

Gratuities and pensions

146. The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Insurance

147. Without prejudice to the provisions of Article 212, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a director, officer, or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 147(a) is or has been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

148. No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

Section 719 of the Act

149. Pursuant to section 719 of the Act, the board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board in accordance with section 719.

PROCEEDINGS OF THE BOARD

Convening meetings

150. Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board. Notice of a board meeting shall be deemed to be properly sent to a director if it is given to him personally or by word of mouth or sent by instrument to him, at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent by instrument to him at such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be sent any earlier than notices sent to directors not so absent and, if no such request is made to the board. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. Any director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the board so determines.

Quorum

151. The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.

Powers of directors if number falls below minimum

152. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

Chairman and deputy chairman

153. The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

154. All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.

Resolutions in writing

155. A resolution in writing executed by all the directors entitled to vote at a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:

(a) a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

(b) a resolution may consist of several instruments or several electronic communications, each executed by one or more directors, or a combination of both;

(c) a resolution executed by an alternate director need not also be executed by his appointor; and

(d) a resolution executed by a director who has appointed an alternate director need not also be executed by the alternate director in that capacity.

Meetings by telephone etc.

156. Without prejudice to the first sentence of Article 150, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by telephonic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be

held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word ***meeting*** in these Articles shall be construed accordingly.

Directors' power to vote on contracts in which they are interested

157. Except as otherwise provided by these Articles, a director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (other than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company) which (together with any interest of any person connected with him) is to his knowledge material unless his interest arises only because the resolution concerns one or more of the following matters:

(a) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;

(b) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(d) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(e) a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any directors of the Company or for persons who include directors of the Company.

Interests of connected person and alternate director

158. For the purposes of Article 157, an interest of a person who is, for any purpose of the Companies Acts (excluding any statutory modification of the Companies Acts not in force when this Article is adopted), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

159. The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

Division of proposals

160. Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately. In such cases each of the directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

Decision of chairman final and conclusive

161. If a question arises at a meeting of the board or of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

SECRETARY

Appointment an[illegible]moval of sec[illegible]ry

162. Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

MINUTES

Minutes required to be kept

163. The board shall cause minutes to be made in books kept for the purpose of:

(a) all appointments of officers made by the board; and

(b) all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.

Conclusiveness of minutes

164. Any such minutes, if purporting to be executed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient

evidence of the proceedings at the meeting without any further proof of the facts stated in them.

The Seal

Authority required for execution of deed

165. The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any instrument may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the instrument or by applying the seal or a facsimile of it by any other means to the instrument. A instrument executed, with the authority of a resolution of the board, by a director and the secretary or by two directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it by Article 2.

Certificates for shares and debentures

166. The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.

Official seal for use abroad

167. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

Registers

Overseas and local registers

168. Subject to the provisions of the Companies Acts and the Regulations, the Company may keep an overseas or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

Authentication and certification of copies and extracts

169. Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in physical form or electronic form; and

(c) any book, record and document relating to the business of the Company, whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of

any class of shares in the capital of the Company, the board or a committee of the board, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS

Declaration of dividends

170. Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Interim dividends

171. Subject to the provisions of the Companies Acts, the board may pay interim dividends if it appears to the board that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the board may:

(a) pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear; and

(b) pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment.

If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Declaration and payment in different currencies

172. Dividends may be declared and paid in any currency or currencies that the board shall determine. The board may also determine the exchange rate and the relevant date for determining the value of the dividend in any currency.

Apportionment of dividends

173. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

174. A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any

member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution

175. The board may, if authorised by an ordinary resolution of the Company (the ***Resolution***), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 176 or, subject to those provisions, specified in the Resolution.

Scrip dividends: procedures

176. The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 175.

(a) The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.

(b) Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a ***new share***). For this purpose, the value of each new share shall be:

(i) equal to the ***average quotation*** for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the London Stock Exchange plc, as derived from the Daily Official List, on the day on which such shares are first quoted *ex* the relevant dividend and the four subsequent dealing days; or

(ii) calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.

A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(c) On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d) The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e) The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the ***elected shares***) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in Article 176(b). For that purpose the board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in Article 176(b).

(g) The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.

(h) No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i) The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j) The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.

Permitted deductions and retentions

177. The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.

Procedure for payment to holders and others entitled

178. Any dividend or other moneys payable in respect of a share may be paid:

(a) in cash; or

(b) by cheque or warrant made payable to or to the order of the holder or person entitled to payment; or

(c) by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d) by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including without limitation in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).

Joint entitlement

179. If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and

(b) for the purpose of Article 178, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

Payment by post

180. A cheque or warrant may be sent by post:

(a) where a share is held by a sole holder, to the registered address of the holder of the share; or

(b) if two or more persons are the holders, to the registered address of the person who is first named in the register; or

(c) if a person is entitled by transmission to the share, as if it were a notice to be sent under Article 198; or

(d) in any case, to such person and to such address as the person entitled to payment may direct by notice to the Company.

Discharge to Company and risk

181. Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system (which, if the relevant system is CREST, may include the sending by the Company or by any person on its behalf of an instruction to the Operator of the relevant system to credit the cash memorandum account of the holder or joint holders or, if permitted by the Company, of such person as the holder or joint holders may in writing direct) shall be a good discharge to the Company. Every cheque or warrant sent or transfer of funds made by the relevant bank or system

in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any method used by the Company in accordance with Article 178.

Interest not payable

182. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends

183. Any dividend which has remained unclaimed for 6 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.

CAPITALISATION OF PROFITS AND RESERVES

Power to capitalise

184. The board may with the authority of an ordinary resolution of the Company:

(a) subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and

transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f) authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i) the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(ii) the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under that authority shall be binding on all such members;

(g) generally do all acts and things required to give effect to the ordinary resolution; and

(h) for the purposes of this Article, unless the relevant resolution provides otherwise, if the Company holds treasury shares of the relevant class at the record date specified in the relevant resolution, it shall be treated as if it were entitled to receive the dividends in respect of those treasury shares which would have been payable if those treasury shares had been held by a person other than the Company.

RECORD DATES

Record dates for dividends etc.

185. Notwithstanding any other provision of these Articles, the Company or the board may:

(a) fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made;

(b) for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the Company, and how many votes such persons may cast, specify in the notice of meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting; changes to the register after the time specified by virtue of this Article 185(b) shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c) for the purpose of sending notices of general meetings of the Company, or separate general meetings of the holders of any class of shares in the capital of the Company, under these Articles, determine that persons entitled to receive such notices are those persons entered on the register at the close of business on a day determined by the Company or the board, which day may not be more than 21 days before the day that notices of the meeting are sent.

ACCOUNTS

Rights to inspect records

186. No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.

Sending of annual accounts

187. Subject to the Companies Acts, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall, at least 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Acts, be sent to every member and to every holder of the Company's debentures of whose address the Company is aware, and to every other person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Acts or of these Articles or, in the case of joint holders of any share or debenture, to one of the joint holders.

Summary financial statements

188. Subject to the Companies Acts, the requirements of Article 187 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company's annual accounts and the directors' report, which shall be in the form and containing the information prescribed by the Companies Acts and any regulations made under the Companies Acts.

NOTICES

W[illegible] notice req[illegible]d to be in writing; use of electronic communications

189. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing. Any such notice may be sent using electronic communications to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Methods of Company sending notice

190. The Company shall send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person's usual address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) in accordance with Article 191; or

(f) by any other method approved by the board.

Website publication by Company

191. Subject to the Companies Acts, the Company may also send any notice or other document pursuant to these Articles to a member by publishing that notice or other document on a website where:

(a) the Company and the member have agreed to him having access to the notice or document on a website (instead of it being sent to him);

(b) the notice or document is one to which that agreement applies;

(c) the member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:

(i) the publication of the notice or document on a website;

(ii) the address of that website; and

(iii) the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d) the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

192. In Article 191 ***publication period*** means:

(a) in the case of a notice of an adjourned meeting pursuant to Article 79, a period of not less than seven clear days before the date of the adjourned meeting, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent;

(b) in the case of a notice of a poll pursuant to Article 87, a period of not less than seven clear days before the taking of the poll, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent; and

(c) in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in sub-paragraph (c) above is sent or (if later) is deemed sent.

Methods of member etc. sending notice

193. Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Notice to joint holders

194. In the case of joint holders of a share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders.

Registered address outside UK

195. A member whose registered address is not within the United Kingdom and who sends to the Company an address within the United Kingdom at which a notice or other document may be sent to him by instrument or an address to which a notice or other document may be sent using electronic communications shall be entitled to have notices or other documents sent to him at that address (provided that, in the case of electronic communications, the Company so agrees, which agreement the Company shall be entitled to withhold in its absolute discretion including, without limitation, in circumstances in which the Company considers that the sending of the notice or other document to such address using electronic communications would or might infringe the laws of any other jurisdiction) but otherwise:

(a) no such member shall be entitled to receive any notice or other document from the Company; and

(b) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Deemed receipt of notice

196. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

197. The board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission

198. A notice or other document may be sent by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) in the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.

Transferees etc. bound by prior notice

199. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title, provided that no person who becomes entitled by transmission to a share shall be bound by any direction notice sent under Article 94 to a person from whom he derives his title.

Proof of sending/when notices etc. deemed sent by post

200. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent. A notice or other document sent by the Company to a member by post shall be deemed to be sent:

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted;

(c) in any other case, on the second day following that on which the envelope containing it was posted.

When notices etc. deemed sent by electronic communication

201. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice includes website notification

202. Except when the subject or context otherwise requires, in Articles 190, 193, 194, 195, 196, 197, 198, 199, 200 and 201, references to a notice include without limitation references to any notification required by the Companies Acts or these Articles in relation to the publication of any notices or other documents on a website.

Notice during disruption of services

203. If at any time the Company is unable effectively to convene a general meeting by notices sent through the post in the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy documents

204. The Company shall be entitled to destroy:

(a) all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;

(b) all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;

(d) all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;

(e) all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(f) all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.

Presumption in relation to destroyed documents

205. It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 204 was duly and properly made;

(b) every instrument of transfer destroyed in accordance with Article 204 was a valid and effective instrument duly and properly registered;

(c) every share certificate destroyed in accordance with Article 204 was a valid and effective certificate duly and properly cancelled; and

(d) every other document destroyed in accordance with Article 204 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company,

but:

(e) the provisions of this Article and Article 204 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;

(f) nothing in this Article or Article 204 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 204 or in any other circumstances which would not attach to the Company in the absence of this Article or Article 204; and

(g) any reference in this Article or Article 204 to the destruction of any document includes a reference to its disposal in any manner.

UNTRACED SHAREHOLDERS

Power to dispose of shares of untraced shareholders

206. The Company shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if during the period of 6 years before a date determined by the board, at least three dividends in respect of the shares in question have been declared and all dividend warrants and cheques which have been sent in the manner authorised by these Articles in respect of the shares in question have remained uncashed.

Transfer on sale

207. To give effect to any sale pursuant to Article 206, the board may:

(a) where the shares are held in certificated form, authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the buyer; or

(b) where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer.

Effectiveness of transfer

208. An instrument of transfer executed by that person in accordance with Article 207(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article 207(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The transferee shall not be bound to see to the application of the purchase money, and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale.

Proceeds of sale

209. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds. The Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. In relation to the debt, no trust is created and no interest is payable. The Company shall not be required to account for any money earned on the net proceeds of sale, which may be used in the Company's business or invested in such a way as the board from time to time thinks fit.

WINDING UP

Liquidator may distribute in specie

210. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Insolvency Act 1986:

(a) divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members;

(b) vest the whole or any part of the assets in trustees for the benefit of the members; and

(c) determine the scope and terms of those trusts,

but no member shall be compelled to accept any asset on which there is a liability.

Disposal of assets by liquidator

211. The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

Indemnity to directors and officers

212. Subject to the provisions of the Companies Acts, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified out of the assets of the Company against any liability incurred by him, including for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Article 212 shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this Article 212, or any element of it, to be treated as void under the Act or otherwise under the Companies Acts.

COMPANY NO. 5448421

RECEIVED

2006 JUN 13 A 10: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANIES ACT 1985

A PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

Debenhams Retail Holdings Limited

---

1. The name of the Company is "Debenhams Retail Holdings Limited".

2. The registered office of the Company is to be situated in England and Wales.

3. The objects for which the Company is established are:

(a) To carry out such operations and to manufacture or deal with such goods and to purchase or otherwise acquire, take options over, construct, lease, hold, manage, maintain, alter, develop, exchange or deal with such property, rights or privileges (including the whole or part of the business, property or liabilities of any other person or company) as may seem to the board of directors directly or indirectly to advance the interests of the Company.

(b) To enter into such commercial or other transactions in connection with any trade or business of the Company as may seem to the board of directors desirable for the purpose of the Company's affairs.

(c) To apply for, purchase or otherwise acquire, protect, maintain and renew any patents, patent rights, trade marks, designs, licences and other intellectual property rights of all kinds or any secret or other information as to any invention and to use, exercise, develop or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired and to experiment with any such rights which the Company may propose to acquire.

(d) To invest and deal with the moneys of the Company not immediately required in any manner and hold and deal with any investment so made.

(e) To pay or to provide or to make such arrangements for providing such gratuities, pensions, benefits, share option and acquisition schemes, loans and

other matters and to establish, support, subsidise and subscribe to any institutions, associations, clubs, schemes, funds or trusts (whether to or for the benefit of present or past directors or employees of the Company or its predecessors in business or of any company which is a subsidiary company of the Company or is allied to or associated with the Company or with any such subsidiary company or to or for or for the benefit of persons who are or were related to or connected with or dependants of any such directors or employees) as may seem to the board of directors directly or indirectly to advance the interests of the Company.

(f) To draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable and transferable instruments.

(g) To act as agents, brokers or trustees, and to enter into such arrangements (whether by way of amalgamation, partnership, profit sharing, union of interests, co-operation, joint venture or otherwise) with other persons or companies as may seem to the board of directors to advance the interests of the Company and to vest any property of the Company in any person or company on behalf of the Company and with or without any declaration of trust in favour of the Company.

(h) To apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence or authorisation of any government, state or municipality, or any other department or authority, or enter into arrangements with any such body, for enabling the Company to carry any of its objects into effect or for extending any of the powers of the Company or for effecting any modification of the constitution of the Company or for any other purpose which may seem to the board of directors to be expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company.

(i) To sell, lease, dispose of, grant rights over or otherwise deal with the whole or any part of the undertaking, property or assets of the Company on such terms as the board of directors may decide, and to distribute any property or assets of the Company of whatever kind in specie among the members of the Company.

(j) To pay for any rights or property acquired by the Company and to remunerate any person or company, whether by cash payment or by the allotment of shares, debentures or other securities of the Company credited as paid up in full or in part, or by any other method the board of directors thinks fit.

(k) To establish or promote companies and to place or guarantee the placing of, underwrite, subscribe for or otherwise acquire, hold, dispose of and deal with, and guarantee the payment of interest, dividends and capital on all or any of the shares, debentures, debenture stock or other securities or obligations of any company or association and to pay or provide for brokerage, commission and underwriting in respect of any such issue on such terms as the board of directors may decide.

(l) To co-ordinate, finance and manage all or any part of the operations of any company which is a subsidiary company of or otherwise under the control of the Company and generally to carry on the business of a holding company.

(m) To carry on through any subsidiary or associated company any activities which the Company is authorised to carry on and to make any arrangements whatsoever with such company (including any arrangements for taking the profits or bearing the losses of any such activities) as the board of directors thinks fit.

(n) To raise or borrow money in such manner as the board of directors thinks fit and to receive deposits and to mortgage, charge, pledge or give liens or other security over the whole or any part of the Company's undertaking, property and assets (whether present or future), including its uncalled capital, for such purposes and in such circumstances and on such terms and conditions as the board of directors thinks fit.

(o) To lend or advance money and to give credit and to enter (whether gratuitously or otherwise) into guarantees or indemnities of all kinds, and whether secured or unsecured, whether in respect of its own obligations or those of some other person or company, in such circumstances and on such terms and conditions as the board of directors thinks fit.

(p) To pay or agree to pay all or any of the promotion, formation and registration expenses of the Company.

(q) To contribute to or support any public, general, political, charitable, benevolent or useful object, which it seems to the board of directors to be in the interests of the Company or its members to contribute to or support.

(r) To do all or any of the things stated in this clause 3 in any part of the world whether as principal, agent or trustee or otherwise and either alone or jointly with others and either by or through agents, subcontractors, trustees or otherwise.

(s) To do all such other things as the board of directors considers will further the interests of the Company or to be incidental or conducive to the attainment of all or any of the objects stated in this clause 3.

4. The objects stated in each part of clause 3 shall not be restrictively construed but shall be given the widest interpretation. In clause 3, the word "company" shall be deemed, except where used to refer to the Company, to include any partnership or other body of persons, whether corporate or unincorporate and whether domiciled in the United Kingdom or elsewhere. Except where the context expressly so requires, none of the sub-clauses of clause 3, or the objects stated in clause 3, or the powers conferred by clause 3 shall be limited by, or be deemed subsidiary or auxiliary to, any other sub-clause of clause 3, or any other object stated in clause 3 or any other power conferred by clause3.

5. The liability of the members is limited.

6. The share capital of the Company is £51,003, divided into three subscriber shares of £1.00 each, 50,000,000 ordinary shares of 0.1p each and 100,000 governance shares of 1p each.

I, the subscriber to this memorandum of association, wish to be formed into a company pursuant to this memorandum. I agree to take the number of shares shown opposite my name.

Name and address of subscriber	Number of shares taken
Chris Woodhouse, 1 Welbeck Street, London, W1G 0AA	Three

Total shares taken

Three

....

Date:

Witness to signature:

RECEIVED
2005 JUN 13 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company No. 5448421

COMPANIES ACT 1985

A PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

DEBENHAMS RETAIL HOLDINGS LIMITED

(Adopted by special resolution passed on 24 May 2005)

Preliminary

Table A

1. The regulations in Table A in the schedule to the Companies (Table A to F) Regulations 1985 do not apply to the Company.

Definitions

2. In these Articles:

Accounting Date means 31 August in each year after the date hereof or such other date as the board of Directors may determine;

Accounting Period means a financial period of the Company commencing, other than in the case of its initial financial period, on 1 September and ending on the Accounting Date and, in the case of the initial financial period, commencing on the date of incorporation of the Company and ending on the Accounting Date;

Act means the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force;

acting in concert bears the same meaning as that ascribed by the Code;

Appointee Director means, in relation to any holder of Governance Shares or group of holders of Governance Shares, a Director appointed in accordance with Article 132 and designated as the Appointee Director of such Shareholder or group of Shareholders;

Articles means these articles of association;

CONTENTS

CLAUSE **PAGE**

Company No. 5448421

COMPANIES ACT 1985

A PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

DEBENHAMS RETAIL HOLDINGS LIMITED

(Adopted by special resolution passed on 24 May 2005)

Preliminary

Table A

1. The regulations in Table A in the schedule to the Companies (Table A to F) Regulations 1985 do not apply to the Company.

Definitions

2. In these Articles:

Accounting Date means 31 August in each year after the date hereof or such other date as the board of Directors may determine;

Accounting Period means a financial period of the Company commencing, other than in the case of its initial financial period, on 1 September and ending on the Accounting Date and, in the case of the initial financial period, commencing on the date of incorporation of the Company and ending on the Accounting Date;

Act means the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force;

acting in concert bears the same meaning as that ascribed by the Code;

Appointee Director means, in relation to any holder of Governance Shares or group of holders of Governance Shares, a Director appointed in accordance with Article 132 and designated as the Appointee Director of such Shareholder or group of Shareholders;

Articles means these articles of association;

Auditors means the auditors of the Company from time to time;

Board of Directors means the board of directors of the Company from time to time or any duly appointed committee of it;

Business Day means a day (other than a Saturday or Sunday) on which banks generally are open in New York and London for a full range of business;

Callable Ordinary Shares means Ordinary Shares which are designated as Callable Ordinary Shares in accordance with any Shareholders' Agreement;

Cessation Date means:

(a) where employment ceases by virtue of notice given by the employer to the employee, the date on which such notice expires (and ***Notice Date*** means the date of such notice);

(b) where a contract of employment is terminated by the employer and a payment is made in lieu of notice, the date on which this payment is made;

(c) if an employee or a director dies, the date of his death or certification of such death (if date of death is unknown);

(d) where a director concerned is a director but not an employee, the date on which the contract for services with the Company or any member of the Company's Group is terminated; or

(e) in any other case, the date on which the contract of employment or services is terminated;

Code means the City Code on Takeover and Mergers and the Rules Governing the Substantial Acquisitions of Shares published by the Panel on Takeovers and Mergers, as amended from time to time;

Companies Acts has the meaning given by section 744 of the Act and includes any enactment passed after those Acts which may, by virtue of that or any other such enactment, be cited together with those Acts as the "Companies Acts" (with or without the addition of an indication of the date of any such enactment);

Company means Debenhams Retail Holdings Limited;

Company's Group means (a) the Company and its Subsidiaries from time to time and (b) the ultimate Holding Company (if any) of the Company from time to time and (c) every other Company which from time to time is a Subsidiary of the same ultimate Holding Company (if any);

Compulsory Transfer Notice has the meaning set out in Article 77;

Connected Person means in relation to any person, any Permitted Transferee of that person or undertaking, any person to whom such person would be entitled to transfer shares under Article 50 and/or to whom such person has transferred shares under

Article 40(c) in each case where Governance Shareholder Consent has been given to such transfer on the basis that the transferee is to be treated as a Connected Person of the transferor.

Controlling Interest in relation to an undertaking means:

(a) the ownership or control (directly or indirectly) of shares in that undertaking carrying more than fifty per cent. (50%) of the votes exercisable at general meetings of that undertaking on all, or substantially all, matters; or

(b) the right to appoint or remove directors of that undertaking having a majority of the voting rights exercisable at meetings of the board of directors of that undertaking on all, or substantially all, matters;

corporation means any body corporate or association of persons whether or not a Company within the meaning of the Act;

Deed of Adherence means a validly executed deed of adherence to the Shareholders' Agreement;

Departing Employee means:

(a) any employee or director of any member of the Company's Group (other than an Appointee Director) who ceases to be and is no longer continuing as an employee or director of any member of the Company's Group; or

(b) any individual whose services are otherwise provided to any member of the Company's Group whose services cease to continue to be provided to any member of the Company's Group,

provided that in either case:

(i) any person who ceases to be an employee of any member of the Company's Group or whose services cease to be provided to any member of the Company's Group but who remains as a director of any member of the Company's Group shall not be a Departing Employee until he is no longer a director of any member of the Company's Group; and

(ii) any person who ceases to be a director of any member of the Company's Group but who continues to be employed by or to provide services to any member of the Company's Group shall not be a Departing Employee until he is no longer an employee of or providing services to any member of the Company's Group.

Departing Employee Group means:

(a) a Departing Employee;

(b) the Family Members of any Departing Employee;

(c) the trustees for the time being of a Family Trust of the Departing Employee;

(d) any other person designated as such in relation to the Departing Employee for the purposes of Article 77 as a condition of any issue of Shares to such person by the Company;

(e) any person designated as such in relation to the Departing Employee for the purposes of Article 77 as a condition of any transfer consent given pursuant to Article 40(c); and

(f) the nominees of any of the persons in the preceding five categories;

Director means a director of the Company and ***the Directors*** means the Company's directors or any of them acting as the Board of Directors;

dividend means dividend or any other distribution;

Dissenting Holder has the meaning given to it in Article 83;

Drag Along Notice has the meaning set out in Article 74;

electronic communication means, unless the contrary is stated, an electronic communication (as defined in the Electronic Communications Act 2000) comprising writing;

electronic signature has the meaning given by section 7(2) of the Electronic Communications Act 2000;

Employee Scheme means any trust, scheme or arrangement established by any member of the Company's Group to facilitate or promote the holding of Shares by employees of the Company or of any other member of the Company's Group;

encumbrance means any security interest, option, equity, claim or other third party right (including, without limitation, right of pre-emption) of any nature whatsoever;

ERISA means the United States Employment Retirement Income Security Act 1974, as amended;

Fair Price means the price in respect of each Share of a selling holder agreed between such holder and the Board of Directors or, failing agreement, certified in writing by the Auditors as being in their opinion the market value of such Share calculated on the following basis:

(a) the Auditors shall determine the market value of a Share on a sale as between a willing seller and a willing purchaser;

(b) the Auditors shall disregard whether the Shares of the selling holder represent a minority or a majority interest of the Shares; and

(c) the Auditors shall disregard that the Shares have no voting rights pursuant to Article 82.

Family Member means the spouse or lineal descendants by blood or adoption (not being minors);

Family Trust means a trust of which the only beneficiaries (and the only persons capable of being beneficiaries) are the individual who established such trust and/or his spouse and/or his lineal descendants by blood or adoption;

Fund means any entity which is a fund, trust, limited partnership, limited liability company or other entity or corporation the assets of which are managed professionally for investment purposes on behalf of investors, shareholders, unit holders, partners, members or other participants (howsoever organised or described, but excluding any Employee Scheme);

Governance Shares means the governance shares of 0.01p each in the Company's share capital;

Governance Shareholder Consent means consent of each of the Governance Shareholders;

group means in relation to an undertaking (a) that undertaking and its Subsidiaries from time to time and (b) the ultimate Holding Company (if any) of that undertaking from time to time and (c) every other Company which from time to time is a Subsidiary of the same ultimate Holding Company;

Holding Company means an undertaking which in relation to another undertaking, a ***Subsidiary***:

(a) owns or controls (directly or indirectly) shares in the Subsidiary carrying more than fifty per cent. (50%) of the votes exercisable at general meetings of the Subsidiary on all, or substantially all, matters; or

(b) has a right to appoint or remove a majority of its board of directors; or

(c) has the right to exercise a dominant influence over the Subsidiary:

  (i) by virtue of the provisions contained in the Subsidiary's constitutional documents; or

  (ii) by virtue of a control contract; or

(d) controls alone, pursuant to an agreement with other Shareholders or members, a majority of the voting rights in the Subsidiary,

for the purposes of this definition:

  (i) an undertaking shall be treated as a member of another undertaking if (X) any of its Subsidiaries is a member of that undertaking; or (Y) any Shares in that undertaking are held by a person acting on behalf of it or any of its Subsidiaries;

(ii) an undertaking shall be taken to have the right to exercise a dominant influence over an undertaking only if it has a right to give directions with respect to the operating and financial policies of that other undertaking with which its directors are obliged to comply whether or not they are for the benefit of that other undertaking;

(iii) control contract means a contract in writing conferring a dominant influence right which:

(A) is of a kind authorised by the memorandum or articles of association of the undertaking in relation to which the right is exercisable; and

(B) is permitted by the law under which that undertaking is established;

(iv) any undertaking which is a Subsidiary of another undertaking shall also be a Subsidiary of any further undertaking of which that other is a Subsidiary; and

(v) the interests of the Investor or Investors in the Company and under any Shareholders' Agreement shall be disregarded.

Interest includes an interest of any kind whatsoever in or to any Share or any right to control the voting or other rights attributable to any Share, disregarding any conditions or restrictions to which the exercise of any right attributed to such interest may be subject;

Investor means a person who is agreed by the Company and its Shareholders to be an Investor whether in any Shareholders' Agreement or in any Deed of Adherence, in each case for so long as such person remains the holder of Shares;

Listing means any admission to listing or to trading on a major international investment exchange of the shares of the Company or a member of the Company's Group carrying on, or whose subsidiaries carry on, all or substantially all of the business of the Company and the Company's Group;

Manager means a person who it is agreed by the Company and its Shareholders is a Manager whether in any Shareholders' Agreement or in any Deed of Adherence, in each case for so long as such person remains the holder of Shares;

Officer means any Director, manager or secretary of the Company or of any member of the Company's group;

Ordinary Shares means the ordinary Shares of 0.1p each in the Company's share capital;

Original Investor means any person agreed and acknowledged by the Company in any Shareholders' Agreement to be an Original Investor;

paid up means paid up or credited as paid up;

Participants has the meaning set out in Article 50(h)(ii);

Partnership means Baroness Group LP, a predecessor holding undertaking of the Group;

Passive Co-Investor means an Investor which has acknowledged to the Company that it as a Passive Co-Investor of any other person in accordance with Article 50(h)(iii);

Permitted Transferee means a person to whom Shares or an Interest in Shares are transferred in accordance with Article 50;

Relevant Shares has the meaning set out in Article 53;

Remuneration Committee means the Company's remuneration committee from time to time;

Restricted Transferee means any person, or any member of such person's Group, who carries on any retail trade business in the United Kingdom which (in the opinion of the Directors) might reasonably be expected to be materially competitive with the Company and the members of the Company's Group;

Sale means the completion of the acquisition (whether through a single transaction or a series of transactions) by a person and/or its Connected Persons or persons acting in concert with each other (other than where such person is an "Original Investor" or where any such acquisition is made pursuant to Article 50 (Permitted Transfers)) of Shares or of an Interest in Shares as a result of which such person(s) acquire(s) a Controlling Interest in the Company;

seal means the common seal of the Company and includes any official seal kept by the Company by virtue of section 41 or 42 of the Act;

Secretary means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

Security Interest means any mortgage, charge, pledge, lien (other than a lien arising by operation of law), right of set-off, encumbrance or other security interest whatsoever, however created or arising (including any analogous security interest under the law of any jurisdiction outside England and Wales);

Share-for-Share Exchange has the meaning given in Article 83;

Shareholders means the holders of the Shares (and ***Shareholder*** shall be construed accordingly);

Shareholders' Agreement means any agreement in relation to the relations between Shareholders and the Company which may be in force from time to time, it being acknowledged that the agreement amongst the Shareholders and the Company dated

the same day as these Articles were adopted constitutes such a Shareholders' Agreement;

Share means any share in the Company's share capital;

Staff Co-Investment Scheme means a scheme under which certain directors, officers, employees, affiliates or partners of an Investor which is a Fund or its advisers or manager are entitled (as individuals or through a body corporate or any other vehicle) to acquire Shares which the Investor would otherwise acquire;

Subscription Price means, in relation to a Share, the amount paid up on that Share, plus the amount of any premium at which that Share was issued (such aggregate amount being deemed to be, in the case of Shares issued in consideration of the transfer of shares in Baroness Group Holdings Limited £10,000 in respect of each Ordinary Share and £10 in respect of each Governance Share), in each case to the extent the same has not been distributed by way of bonus issue or repayment of capital to the holder of, and in respect of, that Share;

Subscriber Shares means the subscriber Shares of £1 each in the Company's share capital;

Subsidiary has the meaning given to it in the definition of Holding Company;

Tag Along Notice has the meaning given to it in Article 69;

Transfer Notice has the meaning given to it in Article 55; and

undertaking means a body corporate or partnership or an unincorporated association carrying on trade or a business with or without a view to profit.

Construction

3. In these Articles:

(a) words or expressions contained in these Articles which are not defined in these Articles but are defined in the Act have the same meaning as in the Act (but excluding any statutory modification of the Act not in force at the date of adoption of these Articles) unless inconsistent with the subject or context;

(b) references to an ***address***, in relation to electronic communications, include any number or address used for the purposes of such communications;

(c) references to a ***document*** include, unless the context otherwise requires, references to an electronic communication;

(d) references to a document being ***executed*** include references to its being executed under hand or under seal or, in the case of an electronic communication, by electronic signature;

(e) references to an ***instrument*** mean, unless the contrary is stated, a written document having tangible form and not comprised in an electronic communication (as defined in the Act);

(f) references to a notice or other document being ***sent*** or ***given*** to or by a person mean such notice or other document, or a copy of such notice or other document, being sent, given, delivered, issued or made available to or by, or served on or by, that person by any method authorised by these Articles and ***sending*** and ***giving*** shall be construed accordingly;

(g) references to ***writing*** mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether comprised in an electronic communication (as defined in the Act) or otherwise, and ***written*** shall be construed accordingly;

(h) subject to paragraph (a), references to any provision of any enactment or of any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force;

(i) words denoting the singular number include the plural number and vice versa, words denoting the masculine gender include the feminine gender and the neuter gender and words denoting persons include corporations;

(j) headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles;

(k) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them;

(l) the word ***Directors*** in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more Directors, any Director holding executive office and any local or divisional Directors, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated;

(m) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and

(n) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

Single member

4. If at any time and for so long as the Company has a single member, all the provisions of these Articles shall (in the absence of any express provision to the contrary) apply with such modification as may be necessary in relation to a Company with a single member.

(b) the Directors may allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as they think fit.

The Subscriber Shares, Ordinary Shares and Governance Shares

14. The rights and restrictions attaching to the Subscriber Shares, Ordinary Shares and Governance Shares shall be as follows:

Dividends

(a) prior to the date of initial issue of any Ordinary Shares or any Governance Shares, the holders of Subscriber Shares shall be entitled to receive any dividends out of the profits of the Company available for distribution and resolved under the Articles to be distributed in respect of each Accounting Period pro rata to the amounts paid up in respect of the nominal value of their holdings of Subscriber Shares;

(b) following the date of initial issue of any Ordinary Shares or any Governance Shares, the holders of Subscriber Shares shall not be entitled to any dividends;

(c) subject to the terms of issue of any such Shares and the rights of the holders of any other class of Shares as provided in these Articles, the holders of Ordinary Shares shall be entitled to receive any dividends out of the profits of the Company available for distribution and resolved under the Articles to be distributed in respect of each Accounting Period pro rata to the amounts paid up in respect of the nominal value of their holdings of Ordinary Shares;

(d) the holders of Governance Shares shall not be entitled to any dividends;

Capital

(e) on a distribution of assets of the Company among its members on a winding up or other return of capital (other than a redemption or purchase by the Company of its own Shares) or on a Sale:

(i) the holders of Ordinary Shares, Governance Shares and Subscriber Shares shall be entitled to receive the amount paid in respect of the nominal value of their holdings of Ordinary Shares, Governance Shares and Subscriber Shares;

(ii) prior to the date of initial issue of any Ordinary Shares or any Governance Shares, the holders of Subscriber Shares shall be entitled to participate in any surplus so arising in proportion to the number of Subscriber Shares held by each of them, and following the date of initial issue of any Ordinary Shares or any Governance Shares, the holders of Subscriber Shares shall not be entitled to participate in any surplus;

(iii) the holders of Governance Shares shall not be entitled to participate in any surplus; and

(iv) the holders of Ordinary Shares shall be entitled to participate in any surplus so arising in proportion to the number of Ordinary Shares held by each of them.

Voting

(f) subject to Article 19 and Article 107, on a show of hands and on a poll every holder of a Governance Share who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy shall have one vote for every Governance Share of which he is the holder;

(g) subject to Article 107, prior to the date of initial issue of any Governance Shares, on a show of hands and on a poll every holder of a Subscriber Share who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy shall have one vote for every Subscriber Share of which he is the holder, and following the date of initial issue of any Governance Shares, the holders of Subscriber Shares shall not have the right to speak or vote at any general meeting of the Company in respect of their holdings of Subscriber Shares and they shall not have the right to attend or receive notice of any such meeting; and

(h) subject to Article 19, the holders of the Ordinary Shares shall not have the right to speak or vote at any general meeting of the Company in respect of their holdings of Ordinary Shares and they shall not have the right to attend or receive notice of any such meeting.

General Provisions relating to Class Rights

Methods of varying rights

15. Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of Shares, all or any of the rights for the time being attached to any class of Shares in issue may (unless otherwise provided by the terms of allotment of the Shares of that class) from time to time (whether or not the Company is being wound up) be varied or abrogated either:

(a) with the consent in writing of the holders of three-fourths in nominal value of the issued Shares of that class, which consent shall be by means of one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

(b) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of that class of Shares.

Variation of rights attaching to Ordinary Shares

16. For the purposes of Article 15, for so long as any Governance Shares are in issue, the rights attached to the Ordinary Shares shall be deemed to be varied by:

(a) the passing of any resolution of the holders of Governance Shares which has the effect of increasing the entitlement of the holders of such Governance Shares to participate in the profits and assets of the Company, including by a resolution to approve the issue of Shares of any other class to the holders of

Share Capital

Authorised share capital

5. The authorised share capital of the Company at the date of adoption of these Articles is £51,003, divided into 3 Subscriber Shares, 50,000,000 Ordinary Shares and 100,000 Governance Shares.

Shares with special rights

6. Subject to the provisions of the Act and without prejudice to any rights attached to any existing Shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine.

Redeemable Shares

7. Subject to the provisions of the Act, Shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by the Articles.

Commissions

8. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid Shares or partly in one way and partly in the other.

Trusts not recognised

9. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by the Articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety thereof in the holder.

Section 80 authority

10. The Directors are hereby generally and unconditionally authorised pursuant to section 80 of the Act to allot relevant securities (within the meaning of section 80) up to an aggregate nominal amount equal to the authorised share capital of the Company at the date of incorporation of the Company for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) five years after the date of incorporation of the Company.

Section 89 exclusion

11. The pre-emption provisions in section 89(1) of the Act and the provisions of sub-sections 90(1) to 90(6) inclusive of the Act shall not apply to any allotment of the Company's equity securities.

Allotment after expiry

12. Before the expiry of the authority granted by Article 10, the Company may make an offer or agreement which would or might require relevant securities to be allotted after that expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if that authority had not expired.

Residual allotment powers

13. Subject to the provisions of Articles 7, 10 and 11, the provisions of the Act and to any resolution of the Company in a general meeting passed pursuant to those provisions:

(a) all unissued Shares for the time being in the capital of the Company (whether forming part of the original or any increased share capital) shall be at the disposal of the Directors; and

Governance Shares or members of their groups or by a resolution to vary the rights attributable to Shares of any other class held by the holders of such Governance Shares (save in each case where such shares were offered to or such variation was made equally to the holders of, and was equally applicable to, all the Shares of the relevant class and was not made in contravention of Article 14); or

(b) any resolution which would vary or restrict the effect of this Article 16 and/or the provisions of Article 19.

When rights deemed to be varied

17. For the purposes of Article 15, subject to Article 19, if at any time the capital of the Company is divided into different classes of Shares, unless otherwise expressly provided by the terms of their issue, the rights attached to any class of Shares shall not be deemed to be varied by:

(a) the creation or issue of further Shares ranking prior to, or equally with, or subsequent to, that class of Shares; or

(b) the purchase or redemption by the Company of its own Shares.

Class meetings

18. All the provisions of these Articles relating to general meetings of the Company or to the proceedings at general meetings shall apply, mutatis mutandis, to every such separate general meeting referred to in Article 15 above, except that:

(a) the necessary quorum at any such meeting shall be two persons entitled to vote upon the business to be transacted, each being a member of that class or a proxy for a member of that class or a duly authorised representative of a corporation;

(b) every holder of Shares of the class shall, on a poll, have one vote in respect of every Share of the class held by him; and

(c) a poll may be demanded by any one holder of Shares of the class whether present in person or by proxy.

Protection For Ordinary Shareholders

Resolution materially prejudicial to Governance Shareholders

19. For so long as there are any Governance Shares in issue the Board of Directors shall, if requested to do so by any Ordinary Shareholder, determine whether the passing of any Ordinary or Special Resolution passed, or proposed to be passed, by the holders of Governance Shares would be materially prejudicial to the interests of the holders of Ordinary Shares, taken as a whole (and disregarding the fact that any Ordinary Shareholder may also hold any Governance Shares). If the Board of Directors considers that such resolution (or proposed resolution) would be materially prejudicial in that way (a ***Relevant Resolution***) then, unless the Relevant Resolution has received the prior consent of or ratification in writing by, the holders of:

(a) where the Relevant Resolution is an Ordinary Resolution, more than fifty per cent of the Ordinary Shares; and

(b) where the Relevant Resolution is a Special Resolution, not less than seventy-five per cent of the Ordinary Shares,

the Directors shall forthwith convene an Extraordinary General Meeting of the Company to consider alternate resolutions (being Ordinary Resolutions where the Relevant Resolution was (or was proposed to be) an Ordinary Resolution and Special Resolutions where the Relevant Resolution was (or was proposed to be) a Special Resolution) to determine whether the Relevant Resolution should be ratified and approved or, alternatively, revoked and cancelled. At any such meeting the holders of Ordinary Shares shall be entitled to one vote each and, on a poll one vote for each Ordinary Share held by them and the holders of Governance Shares shall have no entitlement to vote in respect of the Governance Shares (although they shall be entitled to attend and speak).

Directors to take steps to prevent Relevant Resolution being implemented

20. If at any such Extraordinary General Meeting a resolution is passed to the effect that the Relevant Resolution should be revoked and cancelled the Directors shall take all such steps as they lawfully may to prevent the Relevant Resolution from being implemented or, if it has been so implemented, to reverse its effects and the holders of Ordinary Shares shall to the extent that any further resolution is required to give such effect, be entitled to vote on any such resolution, and the holders of Governance Shares shall have no voting rights in respect of the Governance Shares.

Share certificates

Members' rights to certificates

21. Every member, upon becoming the holder of any Shares, shall be entitled without payment to one certificate for all the Shares of each class held by him (and, upon transferring a part of his holding of Shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his Shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine. Every certificate shall be executed under the seal or otherwise in accordance with the Act or in such other manner as the Directors may approve and shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

Replacement certificates

22. If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

Lien

Company to have lien on Shares

23. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Directors may at any time declare any share to be wholly or in part exempt from the provisions of this regulation. The Company's lien on a share shall extend to any amount payable in respect of it.

Enforcement of lien by sale

24. The Company may sell in such manner as the Directors determine any Shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

Giving effect to sale

25. To give effect to a sale pursuant to Article 24, the Directors may authorise some person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the Shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

Application of proceeds

26. The net proceeds of any sale made pursuant to Article 24, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the Shares sold and subject to a like lien for any moneys not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

Calls On Shares And Forfeiture

Power to make calls

27. Subject to the terms of allotment, the Directors may make calls upon the members in respect of any moneys unpaid on their Shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his Shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect whereof the call was made.

Time when call made

28. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

Liability of joint holders

29. The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

Interest payable

30. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the Directors may waive payment of the interest wholly or in part.

Deemed calls

31. An amount payable in respect of a Share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

Differentiation on calls

32. Subject to the terms of allotment, the Directors may make arrangements on the issue of Shares for a difference between the holders in the amounts and times of payment of calls on their Shares.

Notice requiring payment of call

33. If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

Forfeiture for non-compliance

34. If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited Shares and not paid before the forfeiture.

Sale of forfeited Shares

35. Subject to the provisions of the Act, a forfeited Share may be sold, re allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re allotment or other disposition, the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share to that person.

Liability following forfeiture

36. A person any of whose Shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those Shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment but the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of forfeiture or for any consideration received on their disposal.

Evidence of forfeiture or surrender

37. A statutory declaration by a Director or the secretary that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the Share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.

Rights and Security Interests over Shares

Governance Shareholder Consent required

38. Save with prior Governance Shareholder Consent and save for transfers of Shares permitted to be registered in accordance with Article 40, no Shareholder shall:

(a) grant, declare, create or dispose of any Interest in any Shares or deal in any other manner with the legal title to or the beneficial ownership of, any Shares; or

(b) create or permit to exist any Security Interest over any Shares or any Interest in any Share.

Transfer of Shares

Form and execution of transfer of share

39. The instrument of transfer of a Share may be in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the transferor and, unless the Share is fully paid, by or on behalf of the transferee.

General

40. Subject as provided in Article 41, the Directors shall not register the transfer of any Share or any Interest in any Share unless:

(a) the transfer is permitted by Article 50 (Permitted Transfers); or

(b) the transfer is:

(i) made in accordance with Articles 53 and 54 (inclusive) (Forced Transfer); or

(ii) a transfer of Shares by an Investor (other than Governance Shares) made in accordance with Articles 55 to 67 (inclusive) (Pre-emption); or

(iii) made following the issue of and in accordance with the terms of a Tag Along Notice or a Drag Along Notice pursuant to Articles 69 to 76 (inclusive) (Tag Along and Drag Along); or

(iv) made in accordance with Articles 77 to 82 (inclusive) (Compulsory Transfers); or

(v) made in accordance with Articles 83 to 85 (inclusive) (Share-for-Share Exchange) in relation to the transfer of a Dissenting Holder's Shares to Newco; or

(c) the transfer is in respect of Shares held by a Manager and has received prior Governance Shareholder Consent, which consent may be given subject to conditions or restrictions,

and, in each case, the person acquiring any Share (if such person is not already a party to the Shareholders' Agreement whether as an original party or by having executed a Deed of Adherence) has entered into and delivered to the Company a Deed of Adherence in a legally binding manner.

41. The Directors shall not register the transfer of any Share or any Interest in any Share if:

(a) the transfer would result in a violation of any applicable U.S. securities laws;

(b) the transfer would result in the Company being required to register under the United States Securities Exchange Act of 1934 or as an Investment Company under the United States Investment Companies Act of 1940, as amended; or

(c) it would result in the Company's assets being treated as plan assets of any employee benefit plan subject to Title 1 of ERISA.

Refusal to register

42. The Directors shall not register any transfer not made in accordance with the provisions of these Articles and may refuse to register any transfer of Shares which are not fully paid or on which the Company has a lien. Any transfer made in breach of these Articles shall be void.

Notice of refusal to register

43. If the Directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

Suspension of registration

44. The registration of transfers of Shares or of transfers of any class of Shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Directors may determine.

No fee payable on registration

45. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

Retention of transfers

46. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

Meaning of transfer

47. For the purposes of these Articles the following shall be deemed (but without limitation) to be a transfer by a holder of Shares or an Interest in Shares:

(i) any direction (by way of renunciation or otherwise) by a holder entitled to an allotment or transfer of Shares that a Share be allotted or issued or transferred to some person other than himself; and

(ii) subject to (a) above, any sale or any other disposition (including by way of mortgage, charge or other Security Interest) of any Interest in a Share (including any voting right attached to it), (i) whether or not by the relevant holder, (ii) whether or not for consideration, and (iii) whether or not effected by an instrument in writing.

Request for information on holder or transferee

48. To enable the Board of Directors to determine whether or not there has been any transfer of Shares or an Interest in Shares in breach of these Articles the Board of Directors may, and shall if so requested by any Governance Shareholder, require any holder or the legal personal representatives of any deceased holder or any person named as transferee in any transfer lodged for registration, or such other person as the Board of Directors may reasonably believe to have information relevant to such purpose, to furnish to the Company such information and evidence as the Board of Directors may think fit regarding any matter which they deem relevant to such purpose.

Meaning of obligation to transfer

49. An obligation to transfer a Share under these Articles shall be deemed to be an obligation to transfer the entire legal and beneficial interest in such Share free from any lien, charge or other encumbrance.

Permitted Transfers

50. Subject to Articles 42 and 52 to 54 (inclusive), and to Articles 83 to 85, a Shareholder may at any time transfer any of the Shares held by it in the following ways:

(a) an individual may transfer any of his Shares to a Family Member or the trustees of his Family Trust;

(b) the trustees of a Family Trust may, on any change of trustees, transfer any Share held by them in that capacity to the new trustees of that Family Trust;

(c) the trustees of a Family Trust may, with the consent of the board of Directors, transfer any of the Shares held by them in that capacity to a person who has an immediate beneficial interest under the Family Trust or to the settlor;

(d) any Original Investor may transfer Shares to any Fund the manager or general partner of which is an Affiliate of such Original Investor;

(e) Shares may be transferred by an Investor to a person who is to hold such Shares as his nominee, trustee or custodian but any transfer by such nominee, trustee or custodian shall be subject to the same restrictions as though it were a transfer by the Original Investor itself;

(f) Shares may be transferred by a nominee, trustee or custodian to the beneficial owner of such Shares or to another nominee, trustee or custodian of the same beneficial owner;

(g) Shares may be transferred by an Investor to an undertaking in that Investor's group;

(h) Shares may be transferred by an Investor which holds Shares as, by or on behalf of a Fund:

(i) to a nominee, trustee or custodian for, or general partner or manager of, the Fund and any Shares held by a nominee, trustee or custodian for such a Fund may be transferred to that Fund or to another nominee, trustee or custodian for, or for the general partner or manager of, such a Fund;

(ii) (other than in the case of the Governance Shares) on a distribution in kind under the constitutive documents of the Fund, provided that such distribution shall only be permitted in the event that (aa) it is required by law or the constitutional documents of such Fund or (bb) if the Shares are represented by marketable securities, to the partners in or holders of units in, or to shareholders of, participants in or the holders of other interests in, such Fund (or to their nominee, trustee or custodian) (***Participants***);

(iii) (other than in the case of the Governance Shares) to any Participant of the Fund otherwise than as described in Article 50(h)(ii), provided that such Participant acquires and undertakes to hold the relevant interests as a Passive Co-Investor;

(iv) to another Fund which is advised, managed or administered by the same adviser, manager or administrator as the former Fund or by another undertaking in the group of such manager, adviser or administrator or to a nominee, trustee or custodian for such a Fund;

(i) Shares may be transferred by an Investor to a Staff Co-Investment Scheme and/or the participants in such a scheme or to a nominee, trustee or custodian for such a Staff Co-Investment Scheme or its participants;

(j) Shares may be transferred by an Investor, in the case of a Staff Co-Investment Scheme which holds Shares through another undertaking, to another undertaking which holds or is to hold Shares for the same Staff Co-Investment Scheme;

(k) any Shares may be transferred directly by any member to any person to whom Shares may be transferred under paragraphs (a) to (h) above indirectly; or

(l) any member to whom Shares have been transferred by any person pursuant to this Article 50 may transfer all or any Shares back to the original transferor or to any other person to whom the original transferor, if it still held such Shares, would have been able to transfer them under this Article 50.

A Shareholder may not transfer Governance Shares other than in accordance with this Article 50.

Feeder Vehicle

51. Shares held by any trust, company, partnership or other entity established primarily for the purpose of holding such Shares (or interests in the Partnership) for the benefit of any Fund shall constitute a ***feeder vehicle***. The provisions in these Articles relating to the Transfer of Shares shall apply on a look-through basis to the Fund investing through the feeder vehicle (but not further to any participant in the Fund). No transfer or alienation or variation (an indirect disposal) of the right or interest of the Fund in the feeder vehicle shall be permitted hereunder save to the extent that, had such Fund been a direct holder of Shares, its direct Transfer to the same person would have been permitted under Articles 50(d) to (j) and the provisions of this Article 51 shall apply to any such indirect disposal as if to a direct Transfer of the Shares held by the feeder vehicle (mutatis mutandis). Any feeder vehicle shall give reasonable notice to the Company if it is proposed that the feeder vehicle should carry on any other business than holding Shares.

Transfer upon Cessation of Family Trust

52. If any Family Trust whose trustees hold Shares in the Company ceases to be a Family Trust, the trustees shall without delay notify the Company that such event has occurred and shall transfer such Shares back to the individual who originally set up the Family Trust or to such other person if any (designated by that individual) to whom such individual, if it still held such Shares, would have been able to transfer them under Article 50.

Deemed transfer if failure to transfer

53. If the trustees fail to transfer the Shares pursuant to Article 52 (the ***Relevant Shares***), within ten (10) Business Days of such event:

(a) the Company secretary for the time being of the Company shall be deemed to be the duly appointed agent of the holder with full power to execute, complete and deliver in the name and on behalf of the holder all documents necessary to give effect to the transfer of the Relevant Shares to the relevant transferee;

(b) the appointment referred to in Article 53(a) shall be irrevocable and is given by way of security for the performance of the obligations of the holder of the Relevant Shares under these Articles;

(c) the Board of Directors may receive and give a good discharge for the purchase money on behalf of the holder and (subject to the transfer being duly stamped) enter the name of the transferee in the register of members or other appropriate register as the holder by transfer of the Relevant Shares;

(d) the Board of Directors shall forthwith pay the purchase money into a separate bank account in the Company's name and if and when the holder shall deliver up his share certificate or certificates for the Relevant Shares to the Company (or an indemnity in a form reasonably satisfactory to the Board of Directors in respect of any lost share certificate) he shall thereupon be paid the purchase money, without interest and less any sums owed to the Company by the holder pursuant to these Articles or otherwise;

(e) if such share certificate (or indemnity) shall comprise any Shares which the holder has not become bound to transfer as aforesaid the Company shall issue to him a balance share certificate for such Shares; and

(f) the Company shall ratify and confirm whatever the person appointed pursuant to Article 53(a) shall do or purport to do by virtue of Article 53 and the Company shall indemnify such person against all actions, proceedings, claims, costs, expenses and liabilities of every description arising from the exercise or the purported exercise in good faith of any of the powers conferred by this Article 53 and notwithstanding that they may have arisen as a result of a lack of care on the part of such person.

Change of Relationship with Transferor

54. Save in the case of transfers made in accordance with Article 50(h)(ii), in the event that any person to whom Shares are transferred pursuant to Article 50 ceases to be within the required relationship to the original holder of such Shares, the holder of such Shares shall without delay notify the Company that such change of relationship has occurred and transfer such Shares back to the member who originally held them or to such other person if any (designated by such original member) to whom such original member, if it still held such Shares, would have been able to transfer them under Article 50. If the holder of such Shares fails to transfer the Shares pursuant to this Article 54 within ten (10) Business Days of such change of relationship, the provisions of Article 53 (references therein to the holder, Relevant Shares, transferee and documents being construed in accordance with the provisions of this Article) shall apply mutatis mutandis.

Pro rata offers to existing Shareholders

55. Save in the case of transfers of Shares (other than Governance Shares) made:

(a) in accordance with Article 50 (Permitted Transfers); or

(b) in accordance with Articles 52 to 54 (inclusive) (Forced Transfers); or

(c) following the issue of and in accordance with the terms of a Tag Along Notice or a Drag Along Notice pursuant to Articles 69 to 76 (inclusive) (Tag Along and Drag Along); or

(d) in accordance with Articles 77 to 82 (inclusive) (Compulsory Transfers); or

(e) in accordance with Articles 83 to 85 (inclusive) (Share-for-Share Exchange) in relation to the transfer of a Dissenting Holder's Shares to Newco,

any Investor (the ***Offeror***) proposing to transfer any Shares (other than Governance Shares), before transferring such Shares, shall serve a transfer notice on the Company (the ***Transfer Notice***).

Transfer Notice

56. The Transfer Notice:

(a) shall specify:

(i) the number and class of Shares proposed to be transferred (the ***Offered Shares***);

(ii) the price at which the transfer of the Shares is proposed to be made (the ***Price***);

(b) shall be accompanied by the share certificate(s) in relation to the Offered Shares;

(c) may include a provision that unless all the Shares comprised therein are sold none shall be sold in which case the Offeror shall not be obliged to complete any sales pursuant to Articles 55 to 66 (inclusive) unless such provision is satisfied in full;

(d) may not include any provisions not specified in this Article 56; and

(e) shall constitute the Company as agent of the Offeror for the sale of the Offered Shares at the Price in accordance with the provisions of Articles 55 to 67 (inclusive),

(together, the ***Offered Terms***).

Fair Price

57. The Directors may require to be satisfied in such manner as they may reasonably require that the Offered Shares are being sold in pursuance of a bona fide sale for the Price stated in the Transfer Notice.

No Transfer Notice withdrawal

58. No Transfer Notice once given in accordance with these Articles shall be withdrawn unless the Offeror is obliged to procure the making of an offer pursuant to Article 69 and is unable to procure it. In that event the Offeror shall be entitled to withdraw such Transfer Notice, without liability to any person, prior to completion of any transfer.

Right of Company to acquire Offered Shares

59. The Company shall be entitled to notify each of the Investors holding Shares of its intention to acquire any of the Offered Shares at the Price within five (5) Business Days of the date of the Transfer Notice. If the Company notifies each of the Investors holdings Shares of its intention to acquire some but not all of the Offered Shares and the Transfer Notice was subject to the condition referred to in Article 56(c), then any acquisition by the Company shall be conditional on the balance of the Offered Shares being sold pursuant to the pre-emption provisions contained in Articles 60 to 67 (inclusive).

Offer Notice

60. As soon as practicable (and not longer than five (5) Business Days after receipt of the Transfer Notice), the Company shall give notice (the ***Offer Notice***) in writing to each of the Investors holding Shares of the same class as those offered at the date of the Transfer Notice (save for the Offeror) (the ***Other Investors***) of their right to purchase the Offered Shares (other than those Offered Shares which the Company has notified each of the Investors of its intention to acquire pursuant to Article 59) (the ***Remaining Offered Shares***) at the Price in proportion to the numbers of Shares held by them as at the close of business on the date prior to the date of the Offer Notice. The Offer Notice shall:

(a) specify the number of Remaining Offered Shares that are offered to the relevant Shareholder and the price per Share (being the Price at which the Remaining Offered Shares are offered);

(b) be expressed to be open for acceptance for thirty (30) days from the date of service;

(c) be irrevocable, save with respect to the circumstances described in Article 58; and

(d) be subject to no other terms save as set out in Articles 56(a) and 56(c) and shall specify that it shall be governed by the laws of England and Wales and that completion of the sale of the Remaining Offered Shares shall be effected at the office by delivery of the duly executed transfers in respect of the Remaining Offered Shares accompanied by share certificates in respect thereof, against a bankers' draft in respect of the purchase price therefor together with any stamp duty payable thereon.

Buy Notice

61. Each of the Other Investors may at any time before the expiry of the period specified in Article 60(b) serve written notice (the ***Buy Notice***) upon the Company of its desire to purchase all or any of the Remaining Offered Shares offered to it on the terms set out in the Offer Notice. If any Other Investor fails to serve a Buy Notice within the terms of this Article 61 it shall be deemed to have declined the offer constituted by the Offer Notice. Shareholders who serve a Buy Notice shall confirm in the Buy Notice either:

(a) that they would accept, on the same terms, Remaining Offered Shares (specifying a maximum number) that have not been accepted by other Investors (***Excess Offered Shares***);, or

(b) that they would not accept any Excess Offered Shares; and

if a Shareholder who serves a Buy Notice fails to make a confirmation in the terms of (a) or (b) he shall be deemed to have made a confirmation in the terms of (b). A Buy Notice shall be irrevocable without the written consent of the Company.

Excess applications

62. Any Excess Remaining Offered Shares shall be allocated to each Shareholder who has made a confirmation in the terms of Article 61(a) in the number indicated (a ***Requesting Transferee***). If there are insufficient Excess Offered Shares to satisfy the aggregate number of requested Excess Offered Shares, the requests of the Requesting Transferees which have requested a proportion of the Excess Offered Shares which exceeds the proportion thereof to which they would be entitled were the Excess Offered Shares allocated in proportion to the number of Ordinary Shares held by such Shareholder as at the close of business on the date prior to the date of the Offer Notice as a proportion of the total number of Ordinary Shares held by the Requesting Transferees shall be scaled back with deductions being made in proportion to numbers of Ordinary Shares held by them, until all Excess Offered Shares have been allocated to the Requesting Transferees.

Obligation to sell/purchase

63. Upon expiry of the acceptance period pursuant to Article 60(b):

(a) if Buy Notices are served in respect of all of the Remaining Offered Shares, the Offeror shall be bound to sell, and the relevant Other Investors shall be bound to purchase, the respective numbers of Remaining Offered Shares specified in such Buy Notices (as scaled back in accordance with Article 62, if applicable) upon the Offered Terms;

(b) if Buy Notices are served in respect of less than the number of Remaining Offered Shares offered for sale, the Offeror shall:

(i) if it has not stated in the Transfer Notice that unless all the Offered Shares are sold none shall be sold, transfer to the relevant Other Investors the respective numbers of Remaining Offered Shares specified in such Buy Notices by way of sale upon the Offered Terms and may either retain the Remaining Offered Shares or sell them to a third party in accordance with Article 66; or

(ii) if it has stated in the Transfer Notice that unless all the Offered Shares are sold none shall be sold, either retain the Offered Shares or sell them to a third party in accordance with Article 66.

Final Notice

64. The Company shall within five (5) Business Days of the expiry of the acceptance period pursuant to Article 60(b) serve notice on each of the Other Investors and the Offeror setting out which of the options in Article 63 applies, how many Remaining Offered Shares the relevant Shareholder is required to acquire and on what terms (the ***Final Notice***).

Obligation to complete

65. The Other Investors who gave a Buy Notice shall be bound to buy the Remaining Offered Shares that they are required to purchase pursuant to Article 63 within fifteen (15) Business Days of the Final Notice. If after becoming bound to acquire any Remaining Offered Shares any other Investor who gave a Buy Notice fails to do so, the provisions of Article 53 shall apply mutatis mutandis (references therein to the holder, Relevant Shares, transferee and documents being construed in accordance with the provisions of Articles 55 to 65 (inclusive)) without prejudice to any rights which the Offeror might have against the Other Investor who gave a Buy Notice for breach of these Articles. The Board of Directors shall hold the Relevant Shares to the order of any Shareholder who fails to complete pending payment by such Other Investor of the purchase money.

Offeror's right to sell to third party purchaser

66. If the Offeror is entitled to sell any Remaining Offered Shares to a third party purchaser pursuant to Article 63(b), the Offeror may transfer such Remaining Offered Shares provided that:

(a) if the third party purchaser is a Restricted Transferee or if the transfer is proposed to be made prior to the earliest of the date of a Sale, a Listing or 15 December 2006, it has been approved by the Directors;

(b) the transfer is completed within three months after the expiry of the acceptance period pursuant to Article 60(b) or at a later date approved by the Directors;

(c) the terms applying to such transfer are no more beneficial to the third party purchaser than the Offered Terms; and

(d) the Board of Directors shall refuse registration of the proposed third party purchaser:

(i) if such transfer obliges the Offeror to procure the making of an offer pursuant to Article 69, until such time as such offer has been made and completed; or

(ii) if the Offeror had stated in the Transfer Notice that unless all the Shares comprised therein are sold none shall be sold, unless the third party purchaser acquires all the Offered Shares.

Fractional allocations

67. The Directors may in their absolute discretion round up or down any fractional allocations under Articles 62 to 66 (inclusive) providing that the number of Offered Shares allocated does not exceed the total number of Offered Shares and provided that such rounding does not result in a Shareholder being allotted more Shares than he has indicated he is willing to accept.

Regulatory approvals

68. If a transfer of Shares is proposed to be made pursuant to these Articles (other than pursuant to Article 60 to 66 (inclusive) and Articles 69 to 73 (inclusive)) but its completion without regulatory approval would breach any relevant law or regulation, any time period stated in the procedure to be followed under these Articles to effect such transfer shall be deemed to be extended until such time as such regulatory approval has been obtained.

Tag Along and Drag Along

Tag along

69. Any Investor, any Manager in respect of Shares held by him other than Callable Ordinary Shares, any Manager in respect of any Callable Ordinary Shares held by him if Article 71 applies or any Employee Scheme in respect of any Shares held by it if Article 72 applies, may, following the issue of an Offer Notice pursuant to Article 60, by notifying the Company and the Offeror (as defined in Article 55) in writing (such notice being a ***Tag Along Notice*** and the Shareholder giving such notice a ***notifying Shareholder***) within the period of thirty days from the date of the Offer Notice, require that the Offeror may not effect a sale of the Offered Shares (as defined in Article 56) unless and until the intended transferee(s) from the Offeror and/or any Other Investor(s) (as defined in Article 60) proposing to acquire Offered Shares (together, ***the Transferees***), in addition to or, to the extent necessary, in lieu of purchasing the Offered Shares from the Offeror, have purchased from the notifying Shareholder (subject to scaling back as provided in Article 70) a number of Offered Shares of the same class specified in the Offer Notice not exceeding W calculated as follows (the ***Tag Along Shares***):

$$W = A \times \frac{N}{T}$$

where:

A is the number of Shares of the relevant class then held by the notifying Shareholder;

N is the number of Shares of the relevant class held by the Offeror which are the subject of the Offer Notice; and

T is the total number of Offered Shares held, in aggregate, by the Offeror at the time of any such sale.

Scaling back

70. Any purchase by the Transferee(s) pursuant to Article 69 shall be for cash and at a price and on terms and conditions no less favourable than those specified in the Offer Notice. If the number of Shares the Transferee(s) wish to acquire is less than the number of Shares offered by the Offeror and any notifying Shareholders, the Offered Shares shall be scaled back pro rata to the numbers of Shares of the relevant class held by each of the Offeror and each notifying Shareholder.

Transfer resulting in Sale

71. If the consequence of any proposed bona fide Transfer of Shares would be a Sale, each Manager and any Employee Scheme shall be entitled to serve a Tag Along Notice on the same basis as any other Shareholder in respect of the Callable Ordinary Shares held by him (in the case of each Manager) and in respect of the Shares held by it (in the case of any Employee Scheme).

Completion

72. If the Tag Along Notice is accepted, the proposed transfer shall be conditional upon completion of the Seller(s)' sale to the purchaser and shall be completed at the same time as that sale.

No Tag Along if Drag Along

73. No Tag Along Notice shall be required pursuant to Article 69 if a Drag Along Notice has been served under Article 74.

Drag along

74. If the consequence of any proposed bona fide transfer of any Shares would be a Sale (the ***Transferee's Offer***) and holders of not less than 66 per cent. of all the Ordinary Shares outstanding have approved the Transfer, and after taking into account all elections by existing Shareholders pursuant to Article 61 to acquire the Remaining Offered Shares (including any Offered Shares tendered pursuant to Tag Along Notices), the transfer would still give rise to a Sale, the Company shall, if requested to do so by the holders of Shares (of any relevant class) wishing to exercise Tag Along rights pursuant to Article 69, serve a notice (a ***Drag Along Notice***) on each other Shareholder (each a ***Minority Shareholder***) who has not issued a Tag Along Notice pursuant to Article 69 (including where it is not entitled to issue a Tag Along Notice) in respect of the requisite proportion of its Shares as those to which the Transferee's Offer relates, requiring each Minority Shareholder to transfer all Shares held by him, or such lesser proportion thereof as represents the proportion of Shares held by the Shareholders in respect of which they have accepted the Transferee's Offer, (free from all liens, charges, encumbrances and other third party rights and together with all rights then attaching thereto) to one or more persons identified in the Drag Along Notice on the same economic terms as the Transferee's Offer (but, in this regard, warranties, representations and indemnities given by those who have already accepted the Transferee's Offer shall not be taken into account in determining the economic terms), such transfer to take place on the date specified in the Drag Along Notice (the ***Drag Completion Date***), being not less than 14 days after the date of the Drag Along Notice.

Provisions of sale and purchase

75. The Shares subject to the Drag Along Notices shall be sold and purchased in accordance with the following provisions:

(a) on or before the Drag Completion Date each Minority Shareholder shall deliver to the Company duly executed transfer forms for the Shares which are the subject of the Drag Along Notice and which are held by it (the ***Minority Interests***). On the Drag Completion Date (but only if the offerors have put the Company in the requisite funds) the Company shall pay the Minority Shareholders, on behalf of the offerors, the price for the Minority Interests held by them. The Company's receipt for the price shall be a good discharge to the offerors. The Company shall hold any funds received from the offerors in trust for the Minority Shareholders without any obligation to pay interest;

(b) if the offerors have not, by the Drag Completion Date, put the Company in funds to pay the aggregate price due for the Minority Interests, the Minority Shareholders shall be entitled to the return of the transfer forms for the Minority Interests and the Minority Shareholders shall have no further obligations under this Article 75 in respect of those Minority Interests; and

(c) whilst any Minority Interest is subject to a Compulsory Transfer Notice no Minority Shareholder may transfer such interest, otherwise than pursuant to this Article 75.

Default of Minority Shareholder

76. If a Minority Shareholder makes default in transferring its Shares pursuant to Article 75, the provisions of Article 53 (references therein to the holder, Relevant Shares, transferee and documents being construed in accordance with the provisions of Article 74) shall apply to the transfer of such Shares *mutatis mutandis* and on completion of the transfer the proposed transferee and/or its nominee shall be entered in the relevant register of the Company as the holder of the Shares registered in the name of the Minority Shareholder; and the share certificates in the name of the Minority Shareholder in respect of the Shares shall be deemed to be cancelled and a new share certificate shall be issued in the name of the proposed transferee and/or its nominee.

Compulsory Transfers

Compulsory Transfer Notice after Cessation Date

77. When any member of a Departing Employee Group holds Callable Ordinary Shares in the capital of the Company, the Board of Directors shall be entitled, within six months after the date which is the earlier of the Notice Date (if any) and the Cessation Date to serve a written notice (the ***Compulsory Transfer Notice***) on the Departing Employee.

Contents of Compulsory Transfer Notice

78. The Compulsory Transfer Notice may require each (or any) member of the Departing Employee Group (the ***Compulsory Transferor***), to transfer such number of Callable Ordinary Shares (free from all liens, charges, encumbrances and other third party rights and together with all rights then attaching thereto) held by them to such person(s) being employees and/or any Employee Scheme (the ***Offeree(s)***) in each case as are specified in the Compulsory Transfer Notice and at such prices as determined in accordance with Article 79. The Compulsory Transfer Notice may reserve the Board of Directors (acting with consent of a majority of the holders of Governance Shares) the right to finalise the identity of the Offeree(s) and the number and class of Shares to be transferred once the price for the relevant Shares has been determined in accordance with Article 79. Any Offeree shall be required before acquiring any Share (if such person is not already a party to the Shareholders' Agreement whether as an original party or by having executed a Deed of Adherence) to have entered into and delivered to the Company a Deed of Adherence in a legally binding manner.

Price

79. The price at which Shares may be required to be transferred pursuant to Article 78 shall be the price agreed by the Company in any Manager's Equity Letter or, if none is applicable, as determined by the Remuneration Committee in its absolute discretion, provided such price is not lower than the lower of Subscription Price and Fair Price.

Costs of Auditors

80. The Auditors shall be instructed by the Company to make their determination of the Fair Price as soon as practicable and in any event within 60 days of the date of their being instructed. The Company will provide the Auditors with the information they require in order to make their determination. In determining the Fair Price, any costs and expenses of the Auditors shall be borne by the Company.

81. (a) On determination of the Fair Price:

(i) the Board of Directors shall confirm and/or notify (as the case may be, in accordance with Article 78) the Compulsory Transferors of the names and addresses of the relevant transferee(s) if any;

(ii) the Board of Directors shall notify each Offeree of the number of Share(s) on offer to him; and

(iii) each of the notices referred to in paragraphs (i) and (ii) above shall specify the price per Share and state a date which is no less than 10 Business Days later, on which the sale and purchase of the Shares is to be completed (in this Article 81 only, the ***completion date***).

(b) By the completion date the Compulsory Transferors shall deliver to the Company all relevant documents and a power of attorney to execute the transfer of the relevant Shares. On the completion date the Company shall pay the Compulsory Transferors, on behalf of each of the Offerees, the price determined for the relevant Shares to the extent the Offerees have put the Company in requisite funds. The Company's receipt for the price shall be a good discharge to the Offerees. The Company shall hold the price for the Compulsory Transferors and pay it at the direction of the Compulsory Transferors without any obligation to pay interest.

(c) If a Compulsory Transferor fails to deliver all relevant documents and a power of attorney to execute the transfer of the relevant Shares by the completion date, the Company may authorise any person to execute and deliver as agent for the Compulsory Transferor and on his behalf the necessary transfer form and the Company shall receive the purchase money in trust for the Compulsory Transferor. The receipt of the Company for the purchase money shall be a good discharge to the Offeree (who shall not be bound to see to the application thereof). The Compulsory Transferor shall in such case be bound to deliver up the necessary transfer form to the Company whereupon he shall be entitled to receive the price without interest.

(d) References in Articles 77 to 82 to Shares held by any person include Shares issued to that person on the exercise of any option, warrant or other contractual right to subscribe for Shares after service of a Compulsory Transfer Notice.

No voting rights

82. Any Shares held by a member of a Departing Employee Group shall, irrespective of whether the Board of Directors has served a notice requiring such member to transfer their Shares in accordance with Article 77, from the earlier of the Notice Date (if any) and the Cessation Date cease to confer upon that member the right to attend or vote at any general meeting provided that this restriction shall cease in the event that the Shares are no longer held by such member (or any other member of the Departing Employee Group, or, if earlier, upon a Sale or Listing.)

Deemed transfer for Dissenting Holders

83. Notwithstanding any other provision in these Articles, in the event of any proposed transfer of Shares to any Company (***Newco***), pursuant to an offer or other arrangement made or to be made by or with Newco to acquire Shares in the Company in exchange or in part-exchange for Shares in the capital of Newco, on completion of which Newco would become the Holding Company of the Company (a ***Share-for-Share Exchange***) provided that the conditions set out in Article 84 are satisfied, upon Newco receiving acceptances of its offer by the holders of more than 66% of the Governance Shares, each Shareholder which then has not accepted the offer (a ***Dissenting Holder***) shall be deemed to have authorised the Company as his attorney to execute a transfer of that Dissenting Holder's Shares to Newco and to accept the allotment of Shares in Newco and on completion of the transfer (duly stamped, if appropriate):

(a) Newco shall register such Dissenting Holder as the holder of the relevant shares in the capital of Newco;

(b) Newco and/or its nominee shall be entered in the relevant register of the Company as the sole holder of the Shares; and

(c) the share certificates in the name of the Dissenting Holder in respect of the Shares shall be deemed to be cancelled and a new share certificate shall be issued in the name of Newco and/or its nominee.

Share-for-Share Exchange conditions

84. The conditions referred to in Article 83 are that:

(a) the Share-for-Share Exchange is preparatory to a Listing;

(b) Newco shall be a private limited company incorporated in England and Wales and shall not have traded since its incorporation;

(c) Newco's articles shall be in the form of these Articles, immediately prior to the completion of the Share-for-Share Exchange, subject to any differences (i) to reflect Newco's name or (ii) that do not materially adversely affect the rights of any Shareholder;

(d) Newco shall enter into a Shareholders' agreement with the Investors and the other parties to the Shareholders' Agreement which shall be in the form of the Shareholders' Agreement immediately prior to completion of the Share-for-Share Exchange, subject to any differences that do not materially adversely affect the rights of any Shareholder; and

(e) Newco shall be required to offer to exchange all (i) Shares of each class and (ii) existing rights to or options over new Shares, for (i) shares in the capital of Newco (***Newco Shares***) and (ii) equivalent rights over Newco Shares of the same class and having the same rights (subject to any differences that do not materially adversely affect the rights of any Shareholder or holder of rights or options over new Shares) credited as fully paid, on such terms as to result, upon full implementation of the offer to all of the holders of each class of

Shares and of rights to new Shares, holding shares of or rights over Newco Shares in the same class and in the same proportions relative to each other and to the entire fully diluted issued share capital of Newco as they held Shares or rights over Shares immediately prior to completion of the Share-for-Share Exchange.

Share-for-Share Exchange not a Sale

85. A Share-for-Share Exchange shall not constitute a Sale or the acquisition of a Controlling Interest for the purpose of these Articles.

Alteration of Share Capital

Alterations by ordinary resolution

86. The Company may by ordinary resolution:

(a) increase its share capital by new Shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c) subject to the provisions of the Act, sub-divide its Shares, or any of them, into Shares of smaller amount and the resolution may determine that, as between the Shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

Fractions arising

87. Whenever, as a result of a consolidation of Shares, any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to execute an instrument of transfer of the Shares representing the fractions to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the Shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

Power to reduce capital

88. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

Purchase of Own Shares

Power to purchase own Shares

89. Subject to the provisions of the Act, the Company may purchase its own Shares (including any redeemable Shares) and, if it is a private Company, make a payment in respect of the redemption or purchase of its own Shares otherwise than out of distributable profits of the Company or the proceeds of a fresh issue of Shares.

General meetings

Types of general meeting

90. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Convening general meetings

91. The Directors may call general meetings and, on the requisition of members pursuant to the provisions of the Act, shall forthwith proceed to convene an extraordinary general meeting for a date not later than eight weeks after receipt of the requisition. If there are not sufficient Directors to call a general meeting, any Director or any member of the Company may call a general meeting.

Notice of general meetings

Period of notice

92. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice but a general meeting may be called by shorter notice if it is so agreed

(a) in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of any other meeting by a majority in number of the members having a right to attend and vote being a majority together holding not less than ninety five per cent. in nominal value of the Shares giving that right or such other majority as has been decided on by elective resolution of the members under the Act.

The notice shall specify the time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such.

Subject to the provisions of the articles and to any restrictions imposed on any Shares, the notice shall be given to all the members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the auditors.

Accidental omission to give notice

93. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Proceedings at general meetings

Quorum

94. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

If quorum not present

95. If such a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Directors may determine.

Chairman

96. The chairman, if any, of the board of Directors or in his absence some other Director nominated by the Directors shall preside as chairman of the meeting, but if neither the chairman nor such other Director (if any) be present within fifteen minutes after the time appointed for holding the meeting and willing to act, the Directors present shall elect one of their number to be chairman and, if there is only one Director present and willing to act, he shall be chairman.

No Director willing to act or present

97. If no Director is willing to act as chairman, or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

Directors entitled to speak

98. A Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of Shares in the Company.

Adjournments: chairman's powers

99. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

Methods of voting

100. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded:

(a) by the chairman; or

(b) by a member or members representing not less than one tenth of the total voting rights of all the members having the right to vote at the meeting; or

(c) by a member or members holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the Shares conferring that right;

and a demand by a person as proxy for a member shall be the same as a demand by the member.

Declaration of result

101. Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for poll

102. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

Conduct of a poll

103. A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When poll to be taken

104. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

Notice of poll

105. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

Resolutions in writing

106. A resolution in writing executed by or on behalf of each member who would have been entitled to vote on it if it had been proposed at a general meeting or a meeting of the relevant class of holders of Shares at which he was present shall be as effective as if it had been passed at a general meeting or a meeting of the relevant class of holders of Shares duly convened and held. Such a resolution shall be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose and may consist of several instruments or several electronic communications, each executed in such manner as the Directors may approve by or on behalf of one or more members, or a combination of both.

Votes of Members

Votes of joint holders

107. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the register of members.

Member under incapacity

108. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court, and any such receiver, curator bonis or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at the office, or at such other place as is specified in accordance with the articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

Call in arrears

109. No member shall vote at any general meeting or at any separate meeting of the holders of any class of Shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

Objection to voting

110. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

Supplementary provisions on voting

111. On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion.

Effectiveness of special and extraordinary resolutions

112. Where for any purpose an ordinary resolution of the Company is required, a special or extraordinary resolution shall also be effective. Where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

Appointment of proxy: execution

113. The appointment of a proxy, whether by means of an instrument or contained in an electronic communication, shall be executed in such manner as the Directors may approve. Subject thereto, the appointment of a proxy shall be executed by the appointor or his attorney or, if the appointor is a corporation, executed by a duly authorised officer, attorney or other authorised person or under its common seal. For the purposes of this Article and Articles 114, 115 and 116, an electronic communication which contains a proxy appointment need not comprise writing if the Directors so determine and, in such a case, if the Directors so determine the appointment need not be executed but shall instead be subject to such conditions as the Directors may approve.

Form of proxy

114. The appointment of a proxy shall be in any usual form or in any other form which the Directors may approve. Subject thereto, the appointment of a proxy may be:

(a) by means of an instrument; or

(b) contained in an electronic communication sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose, provided that the electronic communication is received in accordance with Article 115 before the time appointed for holding the meeting or adjourned meeting or, where a poll is taken more than 48 hours after it is demanded, after the poll has been demanded and before the time appointed for the taking of the poll.

The Directors may, if they think fit, but subject to the provisions of the Act, at the Company's expense send forms of proxy for use at the meeting and issue invitations contained in electronic communications to appoint a proxy in relation to the meeting in such form as may be approved by the Directors. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion.

Delivery/receipt of proxy appointment

115. The appointment of a proxy shall:

(a) in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, be received at the address specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i) in the notice convening the meeting, or

(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting, or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting,

before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(c) in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and before the time appointed for the taking of the poll; or

(d) in the case only of an instrument, where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any Director;

and any proxy appointment which is not delivered or received in a manner so permitted shall be invalid.

Receipt of authority

116. Any power of attorney or other written authority under which a proxy appointment is executed or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority shall be:

(a) delivered personally or by post to the office, or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 115(a), before the time for holding the meeting or

adjourned meeting at which the person named in the appointment proposes to vote; or

(b) where a poll is taken more than 48 hours after it is demanded, be delivered as aforesaid after the poll has been demanded and before the time appointed for taking the poll; or

(c) in the case only of a proxy appointment by means of an instrument, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any Director together with the proxy appointment to which it relates.

Revocation of authority

117. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding the poll unless notice of the determination was delivered or received as mentioned in the following sentence before the start of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of determination shall be either by means of an instrument delivered to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 115(a) or contained in an electronic communication at the address (if any) specified by the Company in accordance with Article 115(b), regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the Directors have determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

Rights of proxy

118. A proxy appointment shall be deemed to include the right to demand, or join in demanding, a poll but shall not confer any further right to speak at a meeting, except with the permission of the chairman. The proxy appointment shall also be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Number of Directors

Number of Directors

119. The number of Directors (other than alternate Directors) shall be not less than 3 and, unless otherwise determined by ordinary resolution, shall not exceed 5.

Alternate Directors

Power to appoint alternates

120. A Director (other than an alternate Director) may appoint any other person (whether or not a Director) who is willing to act to be an alternate Director and may remove from office an alternate Director so appointed by him. A Director may appoint more than one alternate Director provided that only one such alternate

Director may at any one time act on behalf of the Director by whom he has been appointed.

Alternates entitled to receive notice

121. An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at any such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence but shall not be entitled to receive any remuneration from the Company for his services as an alternate Director.

Alternates representing more than one Director

122. A person may act as alternate Director to represent more than one Director, and at meetings of the Directors or any committee of the Directors an alternate Director shall be entitled to one vote for every Director whom he represents (and who is not present) in addition to his own vote (if any) as a Director, but he shall count as only one for the purpose of determining whether a quorum is present.

Expenses and remuneration of alternates

123. An alternate Director may be reimbursed by the Company for such expenses as might properly have been reimbursed to him if he had been a Director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate Director except such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct. An alternate Director shall be entitled to be indemnified by the Company to the same extent as if he were a Director.

Termination of appointment

124. An alternate Director shall cease to be an alternate Director:

(a) if his appointor ceases to be a Director; or

(b) if his appointor revokes his appointment pursuant to Article 120; or

(c) on the happening of any event which, if he were a Director, would cause him to vacate his office as Director; or

(d) if he resigns his office by notice to the Company.

Method of appointment and revocation

125. Any appointment or removal of an alternate Director shall be by notice to the Company executed by the Director making or revoking the appointment and shall take effect in accordance with the terms of the notice on receipt of such notice by the Company which shall:

(a) in the case of a notice contained in an instrument, be delivered personally to the secretary or to a Director other than the Director making or revoking the appointment; or

(b) in the case of a notice contained in an instrument, be at the office or at another address designated by the Directors for that purpose; or

(c) in the case of a notice contained in an electronic communication, be at such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose.

Alternate not an agent of appointor

126. Save as otherwise provided in the articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him.

Powers of Directors

Business to be managed by board

127. Subject to the provisions of the Act, the memorandum and the articles and to any directions given by special resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the memorandum or articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the Directors by the articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

Exercise by Company of voting rights

128. The Directors may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as they think fit (including without limitation the exercise of that power in favour of any resolution appointing any of the Directors or any representatives of its members or any of them Directors of such body corporate, or voting or providing for the payment of remuneration to the Directors of such body corporate).

Agents

129. The Directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

Delegation of Directors' powers

Committees of the Directors

130. The Directors may delegate any of their powers to any committee consisting of one or more Directors. The Directors may also delegate to any Director holding any executive office such of their powers as the Directors consider desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate all or any of the powers delegated to one or more Directors (whether or not acting as a committee) or to any employee or agent of the Company. Any such delegation may be made subject to such conditions as the Directors may specify, and may be revoked or altered. Subject to any conditions imposed by the Directors, the proceedings of a committee with two or more Directors shall be governed by these Articles regulating the proceedings of Directors so far as they are capable of applying.

Offices including the title "Director"

131. The Directors may appoint any person to any office or employment having a designation or title including the word "director" or attach such a designation or title to any existing office or employment with the Company and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a Director, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a Director for any of the purposes of these Articles.

Appointment and removal of Directors

Appointment of Directors by Shareholders

132. Without prejudice to the rights of Shareholders under general law, the holders of a majority of the Governance Shares may by notice in writing to the Company appoint any person or persons who is or are willing to act to be a Director, either to fill a vacancy or as an additional Director, subject to any maximum for the time being in force (and remove and replace any person so appointed by them) and, in addition, may also designate such Director to be an Appointee Director of any particular Shareholder or group of Shareholders. Any Appointee Director so appointed shall hold office until removed by the Governance Shareholder and/or the group of Governance Shareholders in respect of which he has been appointed.

Appointment and removal of Directors by the Directors

133. With prior Governance Shareholder Consent, the Directors shall have the power to appoint any person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Directors, subject to any maximum for the time being in force. Any Director so appointed shall hold office until he is removed by the Directors acting by resolution in writing, or under Article 135.

Retirement by rotation

134. The Directors shall not be subject to retirement by rotation.

Disqualification of Directors

Disqualification as a Director

135. The office of a Director shall be vacated if:

(a) he ceases to be a Director by virtue of any provision of the Act or he becomes prohibited by law from being a Director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company; or

(e) he is removed in accordance with Article 132 or Article 133.

Remuneration of Directors

Determination by Board

136. The remuneration of the Directors shall be determined by the Board of Directors upon recommendation of the Remuneration Committee.

Directors may be paid expenses

137. The Directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or general meetings or separate meetings of the holders of any class of Shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

Directors' Appointments and Interests

Appointment to executive office

138. Subject to the provisions of the Act, the Directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and may enter into an agreement or arrangement with any Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a Director. Any such appointment, agreement or arrangement may be made upon such terms as the Directors determine and they may remunerate any such Director for his services as they think fit. Any appointment of a Director to an executive office shall terminate if he ceases to be a Director but without prejudice to any claim to damages for breach of the contract of service between the Director and the Company.

Directors may contract with the Company

139. Provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

140. For the purposes of article 139:

(a) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class or persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Indemnity, benefits and insurance

Benefits and pensions

141. The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

Exclusion of liability

142. Subject to the provisions of the Companies Acts, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every Director or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as Auditors) shall be indemnified out of the assets of the Company against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Article 142 shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this Article 142, or any element of it, to be treated as void under the Act or otherwise under the Companies Acts.

Insurance

143. Without prejudice to the provisions of Article 142, the Directors may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(a) a Director, other officer, employee or Auditor of the Company, or any body which is or was the Holding Company or Subsidiary of the Company, or in which the Company or such Holding Company or Subsidiary has or had any interest (whether direct or indirect) or with which the Company or such Holding Company or Subsidiary is or was in any way allied or associated;

(b) a trustee of any pension fund in which employees of the Company or any other body referred to in Article 143(a) is or has been interested; or

(c) any trustee or corporate nominee of any Employee Scheme;

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

Directors not liable to account

144. Without prejudice to the generality of Article 139, no Director or former Director shall be accountable to the Company or the members for any benefit provided pursuant to Article 141 or Article 143. The receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.

Cessation or transfer of undertaking

145. Pursuant to section 719 of the Act, the Directors are hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its Subsidiaries in

connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any Subsidiary. Any such provision shall be made by a resolution of the Board of Directors in accordance with section 719 of the Act.

Proceedings of Directors

Convening meetings

146. Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. A Director may, and the secretary at the request of any Director shall, call a meeting of the Directors. At least one (1) Business Day's written notice shall be given to each Director entitled to vote at any meeting of the Directors, provided that any meeting may be convened at shorter notice and in such manner as each Director or his alternate Director may approve. Any Notice shall include an agenda identifying in reasonable detail the matters to be discussed at the meeting together with copies of any relevant papers to be discussed at the meeting. If any matter is not identified in reasonable detail in the agenda the Board of Directors shall not decide on it.

Delivery of notice

147. Notice of a meeting of the Directors shall be deemed to be properly sent to a Director if it is sent to him personally or by word of mouth, or sent by instrument to him at his last known address or such other address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose, or sent by electronic communication to such address (if any) as may for the time being be notified by him or on his behalf to the Company for that purpose. Any Director may waive notice of a meeting and any such waiver may be retrospective. Any electronic communication pursuant to this Article need not comprise writing if the Directors so determine.

Voting

148. Questions arising at any board meeting shall be decided by a majority of votes. Each Director shall have one vote save that an Appointee Director may also vote on behalf of an Appointee Director not present provided that such absent Appointee Director has been appointed by the same Shareholder Group.

Quorum

149. The quorum for the transaction of the business of the board of Directors (whether at a meeting of the board or a committee of the board) shall be at least one Appointee Director designated by each Investor for the time being entitled to appoint an Appointee Director, unless such Appointee Director has agreed in writing to the meeting proceeding without him or is obliged to absent himself pursuant to the Shareholders' Agreement. If at any meeting a necessary quorum of Directors is not present then the meeting shall stand adjourned until such other time (not being less than three days after the initial time fixed for the meeting) and place as those present at the meeting may resolve, and reasonable notice of the adjourned meeting shall be given to all Directors. If at any adjourned meeting a quorum is not present, any three Directors shall constitute a quorum but provided that if the consent of the Appointee Directors is required for the passing of any resolution, the meeting shall not be quorate unless such Director(s) is present and no such action requiring such consent may be taken.

Meetings by telephone, etc.

150. Without prejudice to the first sentence of Article 146 a person entitled to be present at a meeting of the Directors or of a committee of the Directors shall be deemed to be present for all purposes if he is able (directly or by telephonic

communication) to speak to and be heard by all those present or deemed to be present simultaneously. A Director so deemed to be present shall be entitled to vote accordingly, and shall be counted in a quorum. Such a meeting shall be deemed to take place where it is convened to be held.

Chairman and deputy chairman

151. The Directors may appoint one of their number to be the chairman of the board of Directors and may at any time remove him from that office. Unless he is unwilling to do so, the Director so appointed shall preside at every meeting of Directors at which he is present. But if there is no Director holding that office, or if the Director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting.

Validity of acts of the board

152. All acts done by a meeting of Directors, or of a committee of Directors, or by a person acting as a Director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any Director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

Resolutions in writing

153. A resolution in writing signed by the Directors together entitled to cast such number of votes as are required to procure that a resolution in relation to the particular business is passed at a duly convened board meeting shall be as valid and effective as if it had been passed at a board meeting or (as the case may be) by a committee of the Directors duly convened and held, provided that:

(a) the resolution is sent in advance to every Director entitled to vote; and

(b) the signature of one Appointee Director shall, if any other Appointee Director of the same Shareholder is not present or available to sign such resolution, be deemed to include the vote and consent of the second mentioned Appointee Director.

Directors' power to vote on contracts in which they are interested

154. Without prejudice to his obligations of disclosure under the Act and these Articles, provided that he has disclosed to the Directors the nature and extent of any material interest of his (and any of his Connected Persons), a Director may vote at any meeting of the Directors or of a committee of the Directors on, and be counted in the quorum present at a meeting in relation to, any resolution concerning a transaction or arrangement with the Company or in which the Company is interested, or concerning any other matter in which the Company is interested, notwithstanding that he is interested in that transaction, arrangement or matter or has in relation to it a duty which conflicts or may conflict with the interests of the Company.

Secretary

Appointment and removal of secretary

155. Subject to the provisions of the Act, the secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

Minutes

Minutes required to be kept

156. The Directors shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the Directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of Shares in the Company, and of the Directors, and of committees of Directors, including the names of the Directors present at each such meeting.

The seal, deeds and certification

Authority required for execution of deed

157. The seal shall only be used by the authority of a resolution of the Directors. The Directors may determine who shall sign any instrument executed under the seal. If they do not, it shall be signed by at least one Director and the secretary or by at least two Directors. Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document. A document signed, with the authority of a resolution of the Directors, by a Director and the secretary or by two Directors and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal. For the purpose of the preceding sentence only, "secretary" shall have the same meaning as in the Act and not the meaning given to it in Article 2. The Directors may by resolution determine, either generally or in any particular case, that in respect of certificates for Shares or debentures or other securities of the Company, the signature of any Director or of the secretary or other person authorised by the Directors as aforesaid forming part of the sealing process may be applied or effected by non-autographic means, or that such certificates shall bear no signatures, and in favour of any registered holder or other person acquiring any such Shares or debentures of other securities in good faith a certificate executed in any of the modes of execution authorised herein shall be as valid and effective as if such certificate was issued under the seal or the official securities seal kept pursuant to the Act, as the case may be, of the Company pursuant to these Articles.

Official seal for use abroad

158. The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad.

Certified copies

159. Any Director or the secretary or any person appointed by the Directors for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a) any document comprising or affecting the constitution of the Company, whether in physical form or electronic form;

(b) any resolution passed by the Company, the holders of any class of Shares in the capital of the Company, the Directors or any committee of the Directors whether in physical form or electronic form; and

(c) any book, record and document relating to the business of the Company whether in physical form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes of or an extract from the minutes of a meeting of the Company, the holders of any class of Shares in the capital of the Company, the Directors or a committee of the Directors, whether in physical form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

Record dates

Record dates for dividends, etc.

160. Notwithstanding any other provision of these Articles, the Company or the Directors may fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.

Dividends

Declaration of dividends

161. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors.

Interim dividends

162. Subject to the provisions of the Act, the Directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may pay interim dividends on Shares which confer deferred or non preferred rights with regard to dividend as well as on Shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on Shares carrying deferred or non preferred rights if, at the time of payment, any preferential dividend is in arrear. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of Shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any Shares having deferred or non preferred rights.

Apportionment of dividends

163. Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid up on the Shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

Dividends in specie

164. A general meeting declaring a dividend may, upon the recommendation of the Directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the Directors may settle the same and in particular may issue fractional certificates and fix the value for

distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

Procedure for payment to holders and other entitled

165. Any dividend or other moneys payable in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.

Interest not payable

166. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends

167. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

Accounts

Rights to inspect records

168. No member shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the Directors or by ordinary resolution of the Company.

Capitalisation of Profits

Power to capitalise

169. The Directors may with the authority of an ordinary resolution of the Company:

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any Shares held by them respectively, or in paying up in full unissued Shares or debentures of the Company of a nominal amount equal to that sum, and allot the Shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be

applied in paying up unissued Shares to be allotted to members credited as fully paid;

(c) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of Shares or debentures becoming distributable under this article in fractions; and

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any Shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

Notices

Form of notice

170. Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the Directors) shall be in writing, or may be sent by electronic communication to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent.

Method of giving notice to member

171. The Company shall send any notice or other document pursuant to these Articles to a member by whichever of the following methods it may in its absolute discretion determine:

(a) personally; or

(b) by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person's usual address; or

(c) by leaving the notice or other document at that address; or

(d) by sending the notice or other document by electronic communication to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(e) by any other method approved by the Directors.

Methods of member etc giving notice

172. Unless otherwise provided by these Articles, a member or a person entitled to a Share in consequence of the death or bankruptcy of a member shall send any notice or other document pursuant to these Articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a) by posting the notice or other document in a prepaid envelope addressed to the office; or

(b) by leaving the notice or other document at the office; or

(c) by sending the notice or other document by electronic communication to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

Deemed receipt of notice

173. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.

Terms and conditions for electronic communications

174. The Directors may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled to a Share in consequence of the death or bankruptcy of a member or otherwise by operation of law and by members or such persons entitled by transmission to the Company.

Transferees etc. bound by prior notice

175. Every person who becomes entitled to a Share shall be bound by any notice in respect of that Share which, before his name is entered in the register of members, has been duly given to a person from whom he derives his title.

Notice to joint holders

176. In the case of joint holders of a Share, all notices or other documents shall be sent to the joint holder whose name stands first in the register in respect of the joint holding. Any notice or other document so sent shall be deemed for all purposes sent to all the joint holders.

Proof of sending/ when notices etc. deemed sent

177. Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was sent. Proof that a notice or other document contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these Articles, or, if the Directors so resolve, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent. A notice or other document sent by post shall be deemed sent:

(a) if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(b) if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted;

(c) in any other case, on the second day following that on which the envelope containing it was posted.

When notices etc. deemed sent by electronic communication

178. A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed sent to the member on the day following that on which the electronic communication was sent to the member. Such a notice or other document shall be deemed sent by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

Notice to persons entitled by transmission

179. A notice or other document may be sent by the Company to the person or persons entitled to a Share in consequence of the death or bankruptcy of a member by sending it in any manner the Company may choose authorised by these Articles for the sending of a notice or other document to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) within the United Kingdom as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a notice or other document may be sent in any manner in which it might have been sent if the death or bankruptcy had not occurred.

Winding Up

Liquidator may distribute in *specie*

180. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Act, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

Please complete in typescript, or in bold black capitals.

CHFP041

RECEIVED

2006 JUN 13 A 10:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 05448421

Company Name in full Debenhams plc

	Day	Month	Year
Date of termination of appointment			

as director [ ] as secretary [x]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc.:

Forename(s): Chris

Surname: Woodhouse

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth	27	06	1961

A serving director, secretary etc must sign the form below.

Signed  **Date** 03 MAY 2006

(**serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

*Voluntary details.
† Directors only.
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP-4 Edinburgh 2**

Form revised 10/03

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

RECEIVED
2006 JUN 13 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 05448421

Company Name in full Debenhams plc

	Day	Month	Year		Day	Month	Year
Date of appointment	09	05	2006	† Date of Birth	22	03	1957

Appointment form

Notes on completion appear on reverse.

Appointment as director [x] as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title: Mr
*Honours etc.:

Forename(s): Michael

Surname: Sharp

Previous Forename(s):
Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address 91 Wimpole Street

Post town: London
Postcode:

County / Region:
Country: United Kingdom

† Nationality: British
†Business occupation: Director

† Other directorships (additional space overleaf):

I consent to act as **director / ~~secretary~~ of the above named company

* Voluntary details.
† Directors only.
**Delete as appropriate.

Consent signature  **Date** 2/5/6

A director, secretary etc must sign the form below.

Signed  **Date** 2/5/6

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland **or LP - 4 Edinburgh**

10/03

Oyez

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

RECEIVED
2006 JUN 13 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 05448421

Company Name in full Debenhams plc

	Day	Month	Year
Date of appointment	09	05	2006
† Date of Birth	10	04	1956

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [x]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title: Mr
*Honours etc:

Forename(s): Guy Antony

Surname: Johnson

Previous Forename(s):
Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985



†† **Usual residential address**: 91 Wimpole Street

Post town: London
Postcode: W1G 0EF

County / Region:
Country:

† Nationality: British
† Business occupation: Company Secretary

† Other directorships (additional space overleaf): ~~Intercafe Limited~~, ~~Junilee Fashions Limited~~, Debenhams Pension Trust Limited

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature G. A. Johnson **Date** 2/5/06

*Voluntary details.
† Directors only.
**Delete as appropriate.

A director, secretary etc must sign the form below.

Signed [signature] **Date** 03 MAY 2006

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburg
for companies registered in Scotland **or LP - 4 Edinburgh**

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c)

Company Number 05448421

Company Name in full Debenhams plc

	Day	Month	Year
Date of appointment	09	05	2006
†Date of Birth	21	07	1965

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title: Mr
*Honours etc.:

Forename(s): Richard

Surname: Gillingwater

Previous Forename(s):
Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 2 Lichfield Road

Post town: Kew
Postcode: TW9 3JR

County / Region: Surrey
Country: United Kingdom

† Nationality: British
†Business occupation: Director

† Other directorships (additional space overleaf): Faber Music Limited; Faber Music Holdings Limited;Tomkins plc;

I consent to act as **director / secretary of the above named company

Consent signature  **Date** 1st May 2006

*Voluntary details.
† Directors only.
**Delete as appropriate.

A director, secretary etc must sign the form below.

Signed  **Date** 03 MAY 2006

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland **or LP - 4 Edinburgh**

10/03

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

RECEIVED
2006 JUN 13 A 10: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 05448421

Company Name in full Debenhams plc

Appointment form

Notes on completion ap[illegible]ar on reverse.

	Day	Month	Year
Date of appointment	09	05	2006
† Date of Birth	04	06	1952

Appointment as director: x as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title: Mr *Honours etc.:

Forename(s): Peter

Surname: Long

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† **Usual residential address** 5 Broadwater Down

Post town: Tunbridge Wells Postcode: TN2 5NJ

County / Region: Kent Country: United Kingdom

† Nationality: British †Business occupation: Director

† Other directorships (additional space overleaf): First Choice Holidays plc; Rentokil Initital plc; Sunworld Holidays Limited

I consent to act as **director / ~~secretary~~ of the above named company

Consent signature



Date

*Voluntary details.
† Directors only.
**Delete as appropriate.

A director, ~~secretary etc~~ must sign the form below.

Signed



Date 03 MAY 2006

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland **or LP - 4 Edinburgh**

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

RECEIVED
2006 JUN 13 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 05448421

Company Name in full Debenhams plc

	Day	Month	Year
Date of appointment	09	05	2006
†Date of Birth	28	02	1949

Appointment form

Notes on completion appear on reverse.

Appointment as director: x   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title: Mr   *Honours etc.:

Forename(s): Dennis HENRY

Surname: Millard

Previous Forename(s):   Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† **Usual residential address**: ~~Scotlands Farm~~ Kingscote, Binfield Road,

Post town: ~~Bracknell~~ Wokingham   Postcode: RG~~12 6AJ~~ 40 5PP

County / Region: Berkshire   Country: United Kingdom

† Nationality: British & American   †Business occupation: Director

† Other directorships (additional space overleaf): Xchanging Limited; ~~Arc International plc, Cookson Group plc~~; ~~Excel plc~~

I consent to act as **director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 1 May 2006

*Voluntary details.
† Directors only.
**Delete as appropriate.

A director, secretary etc must sign the form below.

Signed [signature]   **Date** 03 MAY 2006

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS   Tel 020 7936 4000
DX number 23   DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland **or LP - 4 Edinburgh**

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

RECEIVED
2006 JUN 13 A 10: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 05448421

Company Name in full Debenhams plc

	Day	Month	Year
Date of appointment	09	05	2006
†Date of Birth	26	01	1964

Appointment form

Appointment as director: x — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: Mr — *Honours etc.:

Forename(s): Adam

Surname: Crozier

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address 3 Beechwood Avenue

Post town: Weybridge — Postcode: KT13 9TF

County / Region: Surrey — Country: United Kingdom

† Nationality: British — †Business occupation: Director

†Other directorships (additional space overleaf): Royal Mail Group plc; Royal Mail Holdings plc;

*I consent to act as **director / ~~secretary~~ of the above named company*



Consent signature — **Date** 28 April 2006

* Voluntary details.
† Directors only.
**Delete as appropriate.

A director, secretary etc must sign the form below.



Signed — **Date** 03 MAY 2006

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS — Tel 020 7936 4000
DX number 23 — DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland **or LP - 4 Edinburgh**

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

RECEIVED
2006 JUN 13 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 05448421

Company Name in full Debenhams plc

	Day	Month	Year		Day	Month	Year
Date of appointment	09	05	2006	†Date of Birth	11	04	1959

Appointment form

Notes on completion appear on reverse.

Appointment as director: x — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title: Mr — *Honours etc:

Forename(s): Paul Richard Martin

Surname: Pindar

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: The Resgistry, 34 Beckenham Road

Post town: Beckenham — Postcode: BR3 4TU

County / ~~Region~~: Kent — Country: UK

† Nationality: British — †Business occupation: Director

†Other directorships (additional space overleaf): Capita Group plc

I consent to act as **director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 3-5-06

*Voluntary details.
† Directors only.
**Delete as appropriate.

A director, secretary etc must sign the form below.

Signed [signature] **Date** 03 MAY 2006

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS — Tel 020 7936 4000
DX number 23 — DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburg
for companies registered in Scotland **or LP - 4 Edinburgh**

10/03

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

RECEIVED
2006 JUN 13 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 05448421

Company Name in full Debenhams plc

	Day	Month	Year
Date of appointment	09	05	2006
†Date of Birth	27	06	1961

Appointment form

Appointment as director: x   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: Mr   *Honours etc:

Forename(s): Chris

Surname: Woodhouse

Previous Forename(s):   Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† **Usual residential address**: 91 Wimpole Street

Post town: London   Postcode: W1G 0EF

County / Region: Country: United Kingdom

† Nationality: British   †Business occupation: Director

† Other directorships (additional space overleaf): Halfords Holdings Limited; Halfords Group plc; Homebase Group Limited

I consent to act as **director / ~~secretary~~ of the above named company

Consent signature



Date

*Voluntary details.
† Directors only.
**Delete as appropriate.

A director, secretary etc must sign the form below.

Signed



Date 03 MAY 2006

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS   Tel 020 7936 4000
DX number 23   DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinbur
for companies registered in Scotland **or LP - 4 Edinburgl**

10/03

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 05448421

Company Name in full Debenhams plc

	Day	Month	Year
Date of appointment	09	05	2006
†Date of Birth	16	10	1957

Appointment form

Appointment as director: x   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

*Style / Title: Mr   *Honours etc.:

Forename(s): Rob

Surname: Templeman

Previous Forename(s):   Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† **Usual residential address** 91 Wimpole Street

Post town: London   Postcode: W1G 0EF

County / Region: Country: United Kingdom

† Nationality: British   †Business occupation: Director

†Other directorships (additional space overleaf): Halfords Holdings Limited; Homebase Group Limited; Halfords Group plc;

I consent to act as **director / ~~secretary~~ of the above named company



Consent signature [signature]   **Date** 29-4-06.

* Voluntary details.
† Directors only.
**Delete as appropriate.

A director, secretary etc must sign the form below.



Signed [signature]   **Date** 03 MAY 2006

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS   Tel 020 7936 4000
DX number 23   DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland **or LP - 4 Edinburgh**

10/03

Please complete in typescript, or in bold black capitals.
CHFP041

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 05448421

Company Name in full Debenhams plc

	Day	Month	Year		Day	Month	Year
Date of appointment	09	05	2006	†Date of Birth	11	10	1949

Appointment form

Notes on completion ap[illegible]r on reverse.

Appointment as director: x as secretary: [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME

*Style / Title: Mr *Honours etc:

Forename(s): John

Surname: Lovering

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

††Usual residential address: 91 Wimpole Street

Post town: London Postcode: W1G 0EF

County / Region: Country: United Kingdom

† Nationality: British †Business occupation: Chairman

†Other directorships (additional space overleaf): Please see appendix 1 attached

I consent to act as **director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 3/5/06

* Voluntary details.
† Directors only.
**Delete as appropriate.

A director, secretary etc must sign the form below.

Signed [signature] **Date** 03 MAY 2006

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland **or LP - 4 Edinburgh**

10/03

APPENDIX 1

ADDITIONAL DIRECTORSHIPS – JOHN LOVERING

New House Farm (Bodian) Limited

New House Leisure Limited

Somerfield Limited

Somerfield Stores Limited

Violet EquityCo Limited

Lovering & Lovering Limited

New House Cards Limited

Resurgan Limited

Fired Earth Limited

Birthdays Group Limited

Skillsmart Retail Limited

Homebase Group Limited

Odeon Cinemas Limited

Mediazest plc

Back Therapies Supplies Limited

The Peacock Group Limited

Greene King Neighbourhood Pub Holdings Limited

The Laurel Pub Company Limited

Sapphire Food North East No. 1 Limited

The Fireplace Store Limited

Aga Foodservice Group Plc

Fitness First Holdings Limited

Northwharf Properties (Cherry) Limited

Northwharf Investments Limited

DEBENHAMS PLC
(the *Company*)

RECEIVED
2006 JUN 13 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WRITTEN MEMBERS' RESOLUTION

In accordance with Article 105 of the Articles of Association of the Company, **WE**, being all the members of the Company who at the date of this resolution would be entitled to attend and vote at a general meeting of the Company, **AGREE** that the following resolution shall have effect as if passed by the Company in general meeting and accordingly **WE RESOLVE**:

1. **THAT** the authorised share capital of the Company be subdivided from £51,003 divided into 50,000,000 ordinary shares of 0.1 pence each, 100,000 governance shares of 1 pence each (the "***Governance Shares***") and 3 subscriber shares of £1 each, to £51,003 divided into 500,000,000 ordinary shares of 0.01 pence each (the "***Ordinary Shares***"), 100,000 governance shares of 1 pence each and 3 subscriber shares of £1 each;

2. **THAT**, conditional upon the passing of the resolution numbered "1", above, the authorised share capital of the Company be increased from £51,003 to £128,846.15 by the creation of 788,461,539 additional ordinary shares of 0.01 pence each ranking equally in all respects with the existing ordinary shares of 0.01 pence each in the capital of the Company.

3. **THAT**, conditional upon the ordinary shares of the Company being admitted to trading on the London Stock Exchange (***Admission***), the directors be and they are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 (the ***Act***) to exercise any power of the Company to allot and grant rights to subscribe for or to convert securities into shares of the Company up to a maximum nominal amount equal to £128,846.15, provided that the authority hereby given shall expire five years after the passing of this resolution unless previously renewed or varied save that the directors may, notwithstanding such expiry, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company before the expiry of this authority.

4. **THAT**, conditional on Admission, the Directors be empowered to allot equity securities (within the meaning of Section 94 of the Act) for cash, pursuant to the general authorities described in the sub paragraphs above in substitution for all prior powers conferred upon the Board but without prejudice to any allotments made pursuant to the terms of such powers, as if section 89(1) of the Act did not apply to any such allotment, such power being limited to:

(a) the allotment of up to an aggregate nominal amount of £35,897.44 on or about Admission;

(b) the allotment of equity securities in connection with an issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to

(c) such exclusions or other arrangements as the Directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(d) the allotment of equity securities for cash (otherwise than as described in sub paragraphs (a) and (b) above) up to an aggregate amount equal to 5% of the issued and unconditionally allotted share capital of the Company immediately following completion of the Offer,

provided always that such power expires (unless previously revoked, varied or renewed) at the conclusion of the next annual general meeting of the Company, save that the Company may before the end of such period make an offer or agreement which would or might require equity securities in pursuance of such an offer or agreement as if this power had not expired.

5. **THAT** the memorandum of association of the Company be altered with immediate effect with respect to the statement of its objects by deleting the existing sub-clause 4 and replacing it with the new sub-clause 4 (in the form of the print attached to this written resolution)

6. **THAT**, conditional on Admission, the regulations (in the form of the print attached to this written resolution) be adopted with immediate effect as the new articles of association of the Company to replace in their entirety the existing articles of association of the Company.

7. **THAT**, conditional on Admission, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of its ordinary shares of 0.01 pence each subject to the following conditions:

(a) the maximum number of ordinary shares authorised to be purchased is 85,897,435;

(b) the minimum price (exclusive of expenses) which may be paid for an ordinary share is 0.01 pence (being the nominal value of an ordinary share);

(c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 105 per cent of the average of the middle market quotations of an ordinary share of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System (SETS);

(d) this authority shall expire at the close of the annual general meeting of the company held in 2007 or 18 months from the date of this resolution (whichever is earlier); and

(e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

Dated: 3rd May 2006



....

For and on behalf of
Capital Investors 2002 Limited



....

For and on behalf of
CVC European Equity III Limited
As General Partner of
CVC European Equity III General Partner LP
As General Partner of
CVC European Equity Partners III Parallel Fund A LP



....

For and on behalf of
Citicorp Capital Investors Europe Limited



....

For and on behalf of
CVC European Equity III Limited
As General Partner of
CVC European Equity III General Partner LP
As General Partner of
CVC European Equity Partners III Parallel Fund B LP



....

For and on behalf of
Citi Europe Co-Invest, LP



....

For and on behalf of
CVC European Equity III Limited
As General Partner of
CVC European Equity III General Partner LP
As General Partner of
CVC European Equity Partners III LP



....

For and on behalf of
CVC Europe Enterprise GP Limited
As General Partner of
CVC Europe Enterprise (Cayman) LP



....

For and on behalf of
CVC Europe Enterprise GP Limited
As General Partner of
CVC Europe Enterprise (Domestic) LP



For and on behalf of
TPG Delta Holdco II LLC
By: TPG Partners IV, L.P.
By: TPG GenPar IV, L.P
By: TPG Advisors IV, Inc.

By: RAMZI GEDEON

For and on behalf of
ML Global Private Equity Fund, LP

By: MLGPE Ltd, its general partner

By:



For and on behalf of
TPG Delta Holdco LLC
By: TPG Partners III, L.P.
By: TPG GenPar III, L.P
By: TPG Advisors III, Inc.

By: RAMZI GEDEON

Citi Europe Co-Invest, LP

ML Global Private Equity Fund, LP

By: MLGPE Ltd, its general partner

By: Mandakini Puri
Mandakini Puri
Managing Director

....
For and on behalf of
TPG Delta Holdco II LLC
By: TPG Partners IV, L.P.
By: TPG GenPar IV, L.P
By: TPG Advisors IV, Inc.

By:____________________________

....
For and on behalf of
TPG Delta Holdco LLC
By: TPG Partners III, L.P.
By: TPG GenPar III, L.P
By: TPG Advisors III, Inc.

By:____________________________



CHFP041

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

RECEIVED
2006 JUN 13 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
5448421

Name of company

*Insert full name of company

* DEBENHAMS PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 3 May 2006 the normal capital of the company has been increased by £ 77,843.15 beyond the registered capital of £ 51,003.

† The copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (e.g. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows:

To rank pari passu in all respects with the existing ordinary shares of the Company

Please tick here if continued overleaf ☐

‡ Insert Director Secretary, Administrator Administrative Receiver or Receiver (Scotland) as appropriate

Signed G. A. John Designation ‡ Secretary Date 11/5/06

Presenter's name, address and reference (if any):
FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON
ENGLAND
UNITED KINGDOM EC4Y 1HS
DX 23 LONDON/CHANCERY LANE

For official use (02/06)

General Section | Post room

Notes

The address for companies registered in England and Wales or Wales is :-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX 33050 Cardiff

or, for companies registered in Scotland :-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX 235 Edinburgh or LP - 4 Edinburgh 2

2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 5448421

Company Name in full Debenhams plc

Date of this return
The information in this return is made up to

Day	Month	Year
1 0	0 5	2 0 0 6

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office
Show here the address **at the date of this return.**

1 Welbeck Street

*Any change of registered office **must** be notified on form 287.*

Post town: London

County / Region:

UK Postcode: W1G 0AA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

LLOYDS TSB REGISTRARS

THE CAUSEWAY

Post town: WORTHING

County / Region: WEST SUSSEX UK Postcode: BN9 6DA.

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town

County / Region UK Postcode

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: Mr

Forename(s): Guy Antony

Surname: Johnson

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. [X]

Address ††: 91 Wimpole Street

Post town: London

County / Region UK Postcode: W1G 0EF

Country

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Please list directors in alphabetical order. | Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title

Date of birth (Day Month Year): 2 0 0 6 1 9 6 5

Forename(s): Philippe Marinos

Surname: Costeletos

Address ††: 52 Kensington Place

Post town: London

County / Region:

UK Postcode: W8 7PR

Country: England

Nationality: Greek

Business occupation: Private Equity Investment

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title

Date of birth (Day Month Year): 2 6 0 1 1 9 6 4

Forename(s): Adam

Surname: Crozier

Address ††: 3 Beechwood Avenue

Post town: Weybridge

County / Region: Surrey

UK Postcode: KT13 9TF

Country: United Kingdom

Nationality: Brazilian

Business occupation: Company Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 2 2 0 7 1 9 6 2

Forename(s): Jonathan

Surname: Feuer

Address ††: Maytrees, Granville Road

Post town: Weybridge

County / Region: Surrey

UK Postcode: KT13 0QG

Country: England

Nationality: British

Business occupation: Managing Director CVC Capital

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 2 1 0 7 1 9 6 5

Forename(s): Richard

Surname: Gillingwater

Address ††: 2 Lichfield Road

Post town: Kew

County / Region: Surrey

UK Postcode: TW9 3JR

Country: United Kingdom

Nationality: British

Business occupation: Company Director

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 04 06 1952

Forename(s): Peter

Surname: Long

Address ††: 5 Broadwater Down

Post town: Tunbridge Wells

County / Region: Kent

UK Postcode: TN2 5NJ

Country: United Kingdom

Nationality: British

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 28 02 1949

Forename(s): Dennis Henry

Surname: Millard

Address ††: Kingscote, Binfield Road

Post town: Wokingham

County / Region: Berkshire

UK Postcode: RG40 5PP

Country: United Kingdom

Nationality: American/ British

Business occupation: Company Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	18 01 1956
Forename(s)	Guido
Surname	Padovano
Address ††	Rua Franca 83
Post town	Sao Paulo
County / Region	
UK Postcode	SP 01446-010
Country	Brazil
Nationality	Italian
Business occupation	Corporate Executive

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	11 04 1959
Forename(s)	Paul
Surname	Pinder
Address ††	The Registry, 34 Beckenham Road
Post town	Beckenham
County / Region	Kent
UK Postcode	BR3 4TU
Country	United Kingdom
Nationality	British
Business occupation	Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your u[illegible]l residential a[illegible]ss. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title: Mr

Date of birth (Day Month Year): 2 2 0 3 1 9 5 7

Forename(s): Michael John Todkill

Surname: Sharp

[X] **Address ††**: 91 Wimpole Street

Post town: London

County / Region:

UK Postcode: W1G 0EF

Country:

Nationality: British

Business occupation: Trading Director

* Voluntary details.

Name

Directors In the case of a director that is a c[illegible]oration or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title:

Date of birth (Day Month Year): 1 6 1 0 1 9 5 7

Forename(s): Robert William

Surname: Templeman

[X] **Address ††**: 91 Wimpole Street

Post town: London

County / Region:

UK Postcode: W1G 0EF

Country:

Nationality: British

Business occupation: Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year): 27 06 1961

Forename(s): Christopher Kevin

Surname: Woodhouse

[X] **Address ††**: 91 Wimpole Street

Post town: London

County / Region:

UK Postcode: W1G 0EF

Country:

Nationality: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title:

Date of birth (Day Month Year):

Forename(s):

Surname:

[ ] **Address ††**:

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

Issued share capital

Enter details of all the shares in issue at the date of this return.	Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
	Ordinary	858,974,359	£85,897.4359
	Totals	858,974,359	85,897.4359

List of past and present shareholders

(Use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	☐	
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	☒

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed G. A. Johnson **Date** 24/5/06

† ~~a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets. *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

S. CARNE, DEBENHAMS PLC, 1 WELBECK ST, LONDON W1G 0AA

Tel 02074083231

DX number DX exchange

BLUEPRINT 2000

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number: 05448421

Company name in full: Debenhams plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	09	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	358,974,359		
Nominal value of each share	0.01 pence each		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Name Citigroup Global Markets UK Equity Limited Address Income Processing Citigroup Level 5 Mail Drop CGC-05-52 Canary Wharf London, E14 5LB	Class of shares allotted Ordinary	Number allotted 358,974,359
Name Address	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted
Name Address	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]



Signed ______________________ Date ______________________

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

TOTAL P.12

Run Date: 11-MAY-2006 Page: 1 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

FULL LIST AND SHARE PARTICULARS OF PAST AND PRESENT MEMBERS, SINCE THE DATE OF LAST RETURN, IN ALPHABETICAL ORDER, AS REQUIRED UNDER SECTION 363 OF COMPANIES ACT 1985

AN ASTERISK IN THE FINAL COLUMN DENOTES THAT THE ACCOUNT NOW RE-APPEARS ELSEWHERE IN THE REGISTER DUE TO CHANGE OF NAME ETC. E.G. ON MARRIAGE

STOCK CODE FULL STOCK TITLE
001 ORDINARY SHARES OF 0.01 PENCE EACH

Name & Address / Balance of Holding	Stock Transferred	Date Registered	Stock Code
ABN AMRO BANK NV LONDON BRANCH HUB A/C 0 CLOSED 250 BISHOPSGATE LONDON EC2M 4AA			01
	20000	10MAY06	
	8680	10MAY06	
	1796	10MAY06	
	640000	10MAY06	
	18204	10MAY06	
	11320	10MAY06	
	102	10MAY06	
	20000	10MAY06	
	15000	10MAY06	
	10000	10MAY06	
	492	10MAY06	
	20000	10MAY06	
	10000	10MAY06	
	10000	10MAY06	
	5000	10MAY06	

10000	10MAY06	
4406	10MAY06	
25000	10MAY06	
20000	10MAY06	
10000	10MAY06	
5000	10MAY06	
10000	10MAY06	
12500	10MAY06	
20000	10MAY06	
25000	10MAY06	
12500	10MAY06	
20000	10MAY06	
5000	10MAY06	
25000	10MAY06	
50000	10MAY06	
75000	10MAY06	

APOLLO NOMINEES LIMITED CRE A/C 01
5600000
1 FINSBURY AVENUE
LONDON EC2M 2PP

Run Date: 11-MAY-2006 Page: 2 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address / Balance Of Holding	Stock Transferred	Date Registered	Stock Code
	400000	09MAY06	
	4796300	10MAY06	

PAUL AUSTIN 01
2909
80A MICHELDEVER ROAD
LEE
LONDON SE12 8LU

ROBERT ELLIS-BALL 01
10485
CONYGAR
WHITEGATE ROAD
MINEHEAD

SOMERSET TA24 5SP

BANK OF IRELAND NOMINEES LIMITED NRI A/C 01
2458970
36 QUEEN STREET
LONDON EC4R 1BN

THE BANK OF NEW YORK /NOMINEES/ LIMITED 01
12960559
1 CANADA SQUARE
LONDON E14 5AL

799700 09MAY06

313300 09MAY06

850 10MAY06

THE BANK OF NEW YORK /NOMINEES/ LIMITED 365045 A/C 01
70041
1 CANADA SQUARE
LONDON E14 5AL

THE BANK OF NEW YORK /NOMINEES/ LIMITED BBVGEST A/C 01
20189
1 CANADA SQUARE
LONDON E14 5AL

THE BANK OF NEW YORK /NOMINEES/ LIMITED BIL A/C 01
724341
1 CANADA SQUARE
LONDON E14 5AL

THE BANK OF NEW YORK /NOMINEES/ LIMITED BPERL A/C 01
754665
1 CANADA SQUARE
LONDON E14 5AL

THE BANK OF NEW YORK /NOMINEES/ LIMITED CDCIXIS A/C 01
242433
1 CANADA SQUARE
LONDON E14 5AL

157567 09MAY06

THE BANK OF NEW YORK /NOMINEES/ LIMITED CFQT A/C 01
53215
1 CANADA SQUARE
LONDON E14 5AL

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 3

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

THE BANK OF NEW YORK /NOMINEES/ LIMITED DBV303 A/C 01
12568936
ONE CANADA SQUARE

LONDON E14 5AL

13551130 10MAY06

THE BANK OF NEW YORK /NOMINEES/ LIMITED SCMUSA A/C 01
0 CLOSED
1 CANADA SQUARE
LONDON E14 5AL

100000 10MAY06

BARCLAYSHARE NOMINEES LIMITED 01
54598
1 CHURCHILL PLACE
LONDON E14 5HP

1000 09MAY06

4977 10MAY06

BARONESS EMPLOYEE LIMITED PARTNERSHIP 01
0 CLOSED
22 GRENVILLE STREET
ST HELIER
JERSEY
C I JE4 8PX

18416500 05MAY06

BBHISL NOMINEES LIMITED 120011 A/C 01
76672
5TH FLOOR
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

BBHISL NOMINEES LIMITED 120252 A/C 01
137800
5TH FLOOR
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

BBHISL NOMINEES LIMITED 120328 A/C 01
855000
5TH FLOOR
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

BBHISL NOMINEES LIMITED 121830 A/C 01
265000
5TH FLOOR
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 4

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock

Balance Of Stock Date
Address Code
Holding Transferred Registered

BBHISL NOMINEES LIMITED 121840 A/C 01
109300
5TH FLOOR
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

BBHISL NOMINEES LIMITED 122044 A/C 01
285000
5TH FLOOR
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

BDS NOMINEES LIMITED GPEP A/C 01
1582
PO BOX 1035
COMMERCIAL UNION HOUSE
39 PILGRIM STREET
NEWCASTLE UPON TYNE NE99 1NY

BEAR STEARNS INTERNATIONAL TRADING LIMITED 01
0 CLOSED
BSITGBKA A/C
1 CANADA SQUARE
LONDON E14 5AD

Stock Transferred	Date Registered
10000	09MAY06
15000	09MAY06
65000	09MAY06
100000	09MAY06
100000	09MAY06
10000	09MAY06
15000	09MAY06
1000000	09MAY06
100000	09MAY06
10000	09MAY06
65000	09MAY06
100000	09MAY06
150000	09MAY06
35000	09MAY06
100000	09MAY06
85000	09MAY06
40000	09MAY06

BEAR STEARNS SECURITIES CORP PROPCLER A/C 01
0 CLOSED
25TH FLOOR

1 CANADA SQUARE
LONDON E14 5AD

2000000 09MAY06

19000 09MAY06

85000 09MAY06

Run Date: 11-MAY-2006 ANNUAL RETURN

Page: 5

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address / Balance of Holding	Stock Transferred	Date Registered	Stock Code
BNY GIL CLIENT ACCOUNT /NOMINEES/ LIMITED SFM A/C 39192 1 CANADA SQUARE LONDON E14 5AL			01
BNY /OCS/ NOMINEES LIMITED 6649117 1 CANADA SQUARE LONDON E14 5AL			01
BNY /OCS/ NOMINEES LIMITED 206247 A/C 250000 1 CANADA SQUARE LONDON E14 5AL			01
BNY /OCS/ NOMINEES LIMITED ESPSBEB A/C 363500 1 CANADA SQUARE LONDON E14 5AL			01
BREWIN NOMINEES LIMITED SPONBGHT A/C 0 CLOSED PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX			01
	1000	09MAY06	
	1500	09MAY06	
	582	09MAY06	
BRITEL FUND NOMINEES LIMITED BTDIRLND A/C 196284 C/O THE CHASE MANHATTAN BANK 125 LONDON WALL LONDON EC2Y 5AJ			01
ROS BROWN 7834 4 CAVELL ROAD BILLERICAY ESSEX CM12 2HS			01

CALYON 01
0 CLOSED
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

60000 09MAY06

CALYON FINANCIAL SNC MONAGNCY A/C 01
0 CLOSED
1-6 LOMBARD STREET
LONDON EC3V 9JU

4406 09MAY06

15724 09MAY06

50000 09MAY06

245000 09MAY06

Carried
Forward: 315130

Run Date: 11-MAY-2006 Page: 6 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	315130		
	100000	09MAY06	
	30000	09MAY06	
	200000	09MAY06	
	250000	09MAY06	
	150000	09MAY06	
	150000	09MAY06	
	250000	09MAY06	
	100000	09MAY06	
	250000	09MAY06	
	25000	09MAY06	
	100000	09MAY06	
	100000	09MAY06	
	150000	09MAY06	

5000	09MAY06
100000	09MAY06
100000	09MAY06
100000	09MAY06
100000	09MAY06
250000	09MAY06
95594	09MAY06
250000	09MAY06
50000	09MAY06
120000	09MAY06
85000	09MAY06
20000	09MAY06
100000	09MAY06
25000	09MAY06
50000	09MAY06
250000	09MAY06
84276	09MAY06
125000	09MAY06
165000	09MAY06
150000	09MAY06
100000	09MAY06
5000	09MAY06
50000	09MAY06
350000	09MAY06
5381	10MAY06
25000	10MAY06
25000	10MAY06
15000	10MAY06
35000	10MAY06
44619	10MAY06
50000	10MAY06
50000	10MAY06
50000	10MAY06
100000	10MAY06

90000 10MAY06

Carried Forward: 5390000

Run Date: 11-MAY-2006 Page: 7

ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:		5390000		
		75000	10MAY06	
		155000	10MAY06	
		125000	10MAY06	
		125000	10MAY06	
		125000	10MAY06	
		120000	10MAY06	
		110000	10MAY06	
		175000	10MAY06	
CANTOR FITZGERALD EUROPE ONE AMERICA SQUARE LONDON EC3N 2LS	0	CLOSED		01
		6689	09MAY06	
		100000	09MAY06	
		100000	09MAY06	
		300000	09MAY06	
		156772	09MAY06	
		275000	09MAY06	
		100000	09MAY06	
		175329	09MAY06	
		85660	09MAY06	
		170000	09MAY06	
		250000	09MAY06	
		170000	09MAY06	

170000 09MAY06

300000 09MAY06

100000 09MAY06

250000 09MAY06

100000 09MAY06

351158 09MAY06

248842 09MAY06

112350 09MAY06

500000 09MAY06

125000 09MAY06

170000 09MAY06

225000 09MAY06

9189 10MAY06

37500 10MAY06

3311 10MAY06

100000 10MAY06

100000 10MAY06

CANTOR FITZGERALD EUROPE 01
0 CLOSED
ONE AMERICA SQUARE
LONDON EC3N 2LS

50000 09MAY06

50000 10MAY06

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 8

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

CAPITAL INVESTORS 2002 LIMITED 01
900824
4 ROYAL MINT COURT
LONDON EC3N 4HJ

520676 08MAY06

CATER ALLEN INTERNATIONAL LIMITED DBV A/C 01
0 CLOSED
ABBEY NATIONAL HOUSE

2 TRITON SQUARE
LONDON NW1 3AN

34925 09MAY06

39558 10MAY06

34925 10MAY06

CHASE NOMINEES LIMITED 01
12658608
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

1113 10MAY06

7409 10MAY06

CHASE NOMINEES LIMITED 17538 A/C 01
454844
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

420000 09MAY06

CHASE NOMINEES LIMITED 30323 A/C 01
823346
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

CHASE NOMINEES LIMITED 30332 A/C 01
1539216
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

CHASE NOMINEES LIMITED 30516 A/C 01
45741
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

CHASE NOMINEES LIMITED DGZGER A/C 01
4596000
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

CHASE NOMINEES LIMITED DGZLUX A/C 01
1904000
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 9

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock

Balance Of Stock Date
Address Code
Holding Transferred Registered

CHASE NOMINEES LIMITED EXEL A/C 01
576900
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

100000 10MAY06

CHASE NOMINEES LIMITED FCLEND A/C 01
4299698
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

CHASE NOMINEES LIMITED FISL A/C 01
7500000
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

CHASE NOMINEES LIMITED LEND A/C 01
6938878
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

700000 10MAY06

CHASE NOMINEES LIMITED LPFALEND A/C 01
186490
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

CHASE NOMINEES LIMITED USRESLD A/C 01
1460700
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

CHETWYND NOMINEES LIMITED IPB A/C 01
8719964
PO BOX 293
20 FARRINGDON ROAD
LONDON EC1M 3NH

THE CHURCH COMMISSIONERS FOR ENGLAND /CHASE GIS/ NOMIN 01
445800
EES LIMITED
P O BOX 18172
125 LONDON WALL
LONDON EC2Y 5AJ

CITICORP CAPITAL INVESTORS EUROPE LIMITED 01
4254470
NEW CASTLE COMMONS
1 PENN'S WAY
OPERATIONS ONE BUILDING
NEW CASTLE
DELAWARE 19720 U S A

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name &
Balance Of Stock Date Stock
Address Code
Holding Transferred Registered

3000 09MAY06

2456080 09MAY06

CITI EUROPE CO-INVEST LP 01
851394
C/O CORPORATION TRUST CENTER
1209 ORANGE STREET
WILMINGTON
DELAWARE 19801
U S A

492106 08MAY06

CITIFRIENDS NOMINEE LIMITED 01
313725
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

CITIGROUP GLOBAL MARKETS U K EQUITY LIMITED 01
0 CLOSED
INCOME PROCESSING
CITIGROUP LEVEL 5
MAIL DROP CGC-05-52
CANARY WHARF
LONDON E14 5LB

358974359 09MAY06

CITIGROUP GLOBAL MARKETS U K EQUITY LIMITED SBUKE A/C 01
3263837
INCOME PROCESSING
CITIGROUP LEVEL 5
MAIL DROP CGC-05-52
CANARY WHARF
LONDON E14 5LB

12000 09MAY06

151500 09MAY06

100000 09MAY06

152400 09MAY06

711100 09MAY06

120200 09MAY06

36100 09MAY06

221773 09MAY06

216300 09MAY06

	144200	09MAY06
	1869700	09MAY06
	235897	09MAY06
	710005	09MAY06
	454700	09MAY06
	165035000	09MAY06
	3440078	09MAY06
	764621	09MAY06
	917545	09MAY06
	1163737	09MAY06

Carried
Forward: 176456856

Run Date: 11-MAY-2006 Page: 11 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	176456856		
	3000000	09MAY06	
	4241800	09MAY06	
	117098	09MAY06	
	98308	09MAY06	
	48531	09MAY06	
	7277	09MAY06	
	758108	09MAY06	
	276500	09MAY06	
	64200	09MAY06	
	10000	09MAY06	
	557500	09MAY06	
	139900	09MAY06	
	275100	09MAY06	
	14729	09MAY06	

4632	09MAY06
246700	09MAY06
500000	09MAY06
231800	09MAY06
183400	09MAY06
334600	09MAY06
79164	09MAY06
79700	09MAY06
33400	09MAY06
8315	09MAY06
12249	09MAY06
12818	09MAY06
60800	09MAY06
38300	09MAY06
79326	09MAY06
8783	09MAY06
126836	09MAY06
87200	09MAY06
11875	09MAY06
450580	09MAY06
15749	09MAY06
1000000	09MAY06
13500	09MAY06
86000	09MAY06
59200	09MAY06
35900	09MAY06
617469	09MAY06
84652	09MAY06
299300	09MAY06
44500	09MAY06
2712000	09MAY06
74500	09MAY06
111200	09MAY06
71900	09MAY06

Carried Forward: 193882255

Run Date: 11-MAY-2006 Page: 12

ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	193882255			
		45800	09MAY06	
		848	09MAY06	
		147917	09MAY06	
		3278	09MAY06	
		59714	09MAY06	
		37400	09MAY06	
		2420900	09MAY06	
		4148	09MAY06	
		103724	09MAY06	
		33967	09MAY06	
		322800	09MAY06	
		225300	09MAY06	
		55100	09MAY06	
		518800	09MAY06	
		134900	09MAY06	
		71958	09MAY06	
		708900	09MAY06	
		104249	09MAY06	
		55800	09MAY06	
		71100	09MAY06	
		397800	09MAY06	
		178400	09MAY06	
		332000	09MAY06	
		76672	09MAY06	

23269	09MAY06
23300	09MAY06
138800	09MAY06
3071	09MAY06
111960000	09MAY06
400000	09MAY06
272000	09MAY06
29197	09MAY06
370423	09MAY06
34000	09MAY06
2273413	09MAY06
182000	09MAY06
43900	09MAY06
697900	09MAY06
2526	09MAY06
32900	09MAY06
9800	09MAY06
32653	09MAY06
24894	09MAY06
99885	09MAY06
7550	09MAY06
110600	09MAY06
193300	09MAY06
56800	09MAY06

Carried
Forward: 317015911

Run Date: 11-MAY-2006 Page: 13 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code

Brought
Forward: 317015911

702703	09MAY06
151000	09MAY06
5300	09MAY06
445800	09MAY06
87000	09MAY06
58300	09MAY06
21600	09MAY06
40700	09MAY06
38600	09MAY06
9008	09MAY06
400000	09MAY06
232200	09MAY06
1356400	09MAY06
46900	09MAY06
516000	09MAY06
135700	09MAY06
285000	09MAY06
1000000	09MAY06
17914	09MAY06
369100	09MAY06
193800	09MAY06
378800	09MAY06
360073	09MAY06
14000	09MAY06
1092315	09MAY06
700000	09MAY06
10755	09MAY06
200000	09MAY06
9200	09MAY06
30100	09MAY06
96273	09MAY06
23282	09MAY06
75401	09MAY06
936857	09MAY06

	185571	09MAY06
	19497	09MAY06
	42800	09MAY06
	1658600	09MAY06
	153000	09MAY06
	79200	09MAY06
	347500	09MAY06
	77100	09MAY06
	100000	09MAY06
	39192	09MAY06
	167700	09MAY06
	402800	09MAY06
	400115	09MAY06
	83400	09MAY06

Carried
Forward: 330812467

Run Date: 11-MAY-2006 Page: 14 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	330812467		
	134200	09MAY06	
	708200	09MAY06	
	1000000	09MAY06	
	270000	09MAY06	
	221000	09MAY06	
	79300	09MAY06	
	151900	09MAY06	
	389000	09MAY06	
	416266	09MAY06	
	1917	09MAY06	

236024	09MAY06
3000000	09MAY06
4100	09MAY06
9769	09MAY06
140700	09MAY06
283900	09MAY06
7000	09MAY06
48100	09MAY06
63300	09MAY06
20470	09MAY06
50600	09MAY06
173000	09MAY06
8647	09MAY06
125155	09MAY06
746250	09MAY06
500000	09MAY06
51060	09MAY06
3809	09MAY06
81100	09MAY06
885000	09MAY06
45800	09MAY06
10800	09MAY06
398800	09MAY06
15000	09MAY06
8443	09MAY06
400000	09MAY06
6017	09MAY06
14213	09MAY06
4262	09MAY06
45000	09MAY06
3167	09MAY06
129582	09MAY06
145000	09MAY06
525	09MAY06

	41700	09MAY06
	48100	09MAY06
	255000	09MAY06
	53215	09MAY06

Carried Forward: 342246858

Run Date: 11-MAY-2006 Page: 15 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	342246858			
		67273	09MAY06	
		700000	09MAY06	
		85000	09MAY06	
		7097200	09MAY06	
		189900	09MAY06	
		111000	09MAY06	
		633400	09MAY06	
		7160	09MAY06	
		150248	09MAY06	
		119802	09MAY06	
		1882	09MAY06	
		42500	09MAY06	
		736592	09MAY06	
		8341400	09MAY06	
		39093	09MAY06	
		310800	09MAY06	
		1151500	09MAY06	
		254341	09MAY06	
		476200	09MAY06	
		79100	09MAY06	

16630	09MAY06
26100	09MAY06
369700	09MAY06
37600	09MAY06
1582878	09MAY06
704000	09MAY06
260600	09MAY06
9900	09MAY06
335600	09MAY06
134400	09MAY06
220000	09MAY06
400000	09MAY06
166500	09MAY06
194600	09MAY06
4072	09MAY06
265000	09MAY06
237600	09MAY06
2781	09MAY06
2329	09MAY06
42800	09MAY06
98624	09MAY06
65300	09MAY06
68400	09MAY06
119400	09MAY06
109300	09MAY06
199200	09MAY06
181152	09MAY06
216300	09MAY06

Carried Forward: 368912015

Run Date: 11-MAY-2006 Page: 16 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	368912015			
		365000	09MAY06	
		193800	09MAY06	
		1500000	09MAY06	
		3912311	09MAY06	
		449400	09MAY06	
		780000	09MAY06	
		3225	09MAY06	
		54966	09MAY06	
		519000	09MAY06	
		196633	09MAY06	
		116252	09MAY06	
		376849	09MAY06	
		68260	09MAY06	
		271300	09MAY06	
		10991	09MAY06	
		67300	09MAY06	
		7415	09MAY06	
		42700	09MAY06	
		50000	09MAY06	
		120000	09MAY06	
		1237047	09MAY06	
		26821	09MAY06	
		419000	09MAY06	
		285625	09MAY06	
		359900	09MAY06	
		46200	09MAY06	
		111700	09MAY06	
		105888257	09MAY06	
		165000	09MAY06	
		2000000	09MAY06	

74356 09MAY06

900000 09MAY06

187268 09MAY06

56200 09MAY06

14000 09MAY06

1190014 09MAY06

5200000 09MAY06

20512 09MAY06

104000 09MAY06

39911 09MAY06

69811 09MAY06

17100 09MAY06

257000 09MAY06

30800 09MAY06

23682 09MAY06

91584 09MAY06

400000 09MAY06

2777 09MAY06

Carried Forward: 497235982

Run Date: 11-MAY-2006 Page: 17 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance of Holding	Stock Transferred	Date Registered	Stock Code

Brought Forward: 497235982

300000 09MAY06

750967 09MAY06

42500 09MAY06

10000000 09MAY06

3314 09MAY06

1722400 09MAY06

158900 09MAY06

70000 10MAY06

31000000 10MAY06

650000 10MAY06

25000 10MAY06

15000 10MAY06

24463 10MAY06

345769 10MAY06

2148 10MAY06

1400 10MAY06

118620 10MAY06

142152 10MAY06

16041 10MAY06

27100 10MAY06

27600 10MAY06

THE CITY OF EDINBURGH COUNCIL 01
454700
CITY CHAMBERS
HIGH STREET
EDINBURGH EH1 1YJ

CREDIT AGRICOLE CHEUVREUX INTERNATIONAL LIMITED 01
0 CLOSED
3439 A/C
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

60000 09MAY06

CREDIT AGRICOLE INDOSUEZ CHEUVREUX PARCLOE A/C 01
0 CLOSED
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

12700 09MAY06

1019000 09MAY06

200 10MAY06

CREDIT SUISSE CLIENT NOMINEES /UK/ LIMITED D6M5PB A/C 01
100450
ONE CABOT SQUARE
CANARY WHARF
LONDON E14 4QJ

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Address	Balance of Holding	Stock Transferred	Date Registered	Stock Code
CREDIT SUISSE SECURITIES /EUROPE/ LIMITED PRINCPAL A/C 1 CABOT SQUARE LONDON E14 4QJ	24939207			01
		7500000	09MAY06	
		64329	09MAY06	
		189203	09MAY06	
		50000	09MAY06	
		132000	09MAY06	
		10600000	09MAY06	
		112513	09MAY06	
		24000000	09MAY06	
		3942	09MAY06	
		178368	09MAY06	
		78178	09MAY06	
		34056	09MAY06	
		182966	09MAY06	
		2370	09MAY06	
		300000	09MAY06	
		3500000	09MAY06	
		5000	09MAY06	
		56340	09MAY06	
		16000000	09MAY06	
		6140	09MAY06	
		1099899	09MAY06	
		161000	09MAY06	
		360440	09MAY06	
		12200	09MAY06	
		23180	09MAY06	

	3750000	09MAY06
	969390	09MAY06
	225900	09MAY06
	15000	09MAY06
	17900	09MAY06
	1225600	09MAY06
	2075000	09MAY06
	483100	09MAY06
	171400	09MAY06
	152472	09MAY06
	27310	09MAY06
	144900	09MAY06
	187800	09MAY06
	1095400	09MAY06
	87170	09MAY06
	12198	09MAY06
	20300	09MAY06
	22300	09MAY06
	300000	09MAY06
	1650	09MAY06
	13330	09MAY06
Carried Forward:	75650244	

Run Date: 11-MAY-2006 Page: 19 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	75650244		
	72500	09MAY06	
	10000	09MAY06	
	119190	09MAY06	

45741	09MAY06
57500	09MAY06
24040	09MAY06
448445	09MAY06
23600	09MAY06
209200	09MAY06
386900	09MAY06
62500	09MAY06
112000	09MAY06
31500	09MAY06
583690	09MAY06
254740	09MAY06
49520	09MAY06
1800	09MAY06
150000	09MAY06
100000	09MAY06
236400	09MAY06
226480	09MAY06
3000000	09MAY06
60900	09MAY06
15000	09MAY06
137800	09MAY06
6300	09MAY06
60000	09MAY06
1067301	09MAY06
25000	09MAY06
150000	09MAY06
2750000	09MAY06
74410	09MAY06
175000	09MAY06
631800	09MAY06
4000000	09MAY06
1872124	09MAY06
3049431	09MAY06

	1580	09MAY06
	650	09MAY06
	4925000	09MAY06
	414940	09MAY06
	550000	09MAY06
	146890	09MAY06
	201190	09MAY06
	144280	09MAY06
	823346	09MAY06
	205700	09MAY06
	353100	09MAY06

Carried Forward: 103697732

Run Date: 11-MAY-2006 Page: 20 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	103697732		
	50000	09MAY06	
	396100	09MAY06	
	2250000	09MAY06	
	548898	09MAY06	
	1000000	09MAY06	
	32200	09MAY06	
	61590	09MAY06	
	9300	09MAY06	
	36010	09MAY06	
	10590	09MAY06	
	275330	09MAY06	
	1000000	09MAY06	
	313725	09MAY06	

20040	09MAY06
400000	09MAY06
1067346	09MAY06
23600	09MAY06
86800	09MAY06
397200	09MAY06
125000	09MAY06
2264706	09MAY06
52130	09MAY06
588220	09MAY06
56200	09MAY06
1023600	09MAY06
220740	09MAY06
15480	09MAY06
25900	09MAY06
7800	09MAY06
88110	09MAY06
360600	09MAY06
199000	09MAY06
698910	09MAY06
299120	09MAY06
10000	09MAY06
1539216	09MAY06
900000	10MAY06
6570	10MAY06
100000	10MAY06
2000000	10MAY06
104600	10MAY06
250360	10MAY06
14926471	10MAY06

Run Date: 11-MAY-2006 Page: 21 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to

Name &
Balance of Stock Date Stock
Address Code
Holding Transferred Registered

CVC EUROPEAN EQUITY PARTNERS III LP 01
66372467
WALKERS
WALKERS HOUSE
PO BOX 265
GRAND CAYMAN
CAYMAN ISLANDS

38363233 08MAY06

CVC EUROPEAN EQUITY PARTNERS III PARALLEL FUND A LP 01
1351743
WALKERS
WALKERS HOUSE
PO BOX 265
GRAND CAYMAN
CAYMAN ISLANDS

781307 08MAY06

CVC EUROPEAN EQUITY PARTNERS III PARALLEL FUND B LP 01
1351743
WALKERS
WALKERS HOUSE
PO BOX 265
GRAND CAYMAN
CAYMAN ISLANDS

781307 08MAY06

CVC EUROPE ENTERPRISE /CAYMAN/ LP 01
3420503
WALKERS
WALKERS HOUSE
PO BOX 265
GRAND CAYMAN
CAYMAN ISLANDS

1977047 08MAY06

CVC EUROPE ENTERPRISE /DOMESTIC/ LP 01
995280
CORPORATION SERVICE COMPANY
2711 CENTREVILLE ROAD
SUITE 400
WIMINGTON
DELAWARE 19808 U S A

575270 08MAY06

DAVYCREST NOMINEES LIMITED 0046745 A/C 01
6700
DAVY HOUSE
49 DAWSON STREET
DUBLIN 2
IRELAND

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name &
Balance of Stock Date Stock
Address Code
Holding Transferred Registered

DAVYCREST NOMINEES LIMITED 0066209 A/C 01
3350
DAVY HOUSE
49 DAWSON STREET
DUBLIN 2
IRELAND

DAVYCREST NOMINEES LIMITED 0104066 A/C 01
25000
DAVY HOUSE
49 DAWSON STREET
DUBLIN 2
IRELAND

DEUTSCHE BANK AKTIENGESELLSCHAFT LONDON PROP0001 A/C 01
11374431
WINCHESTER HOUSE
1 GREAT WINCHESTER STREET
LONDON EC2N 2EQ

400000 09MAY06

300000 09MAY06

1500000 09MAY06

25000 09MAY06

113700 09MAY06

101500 10MAY06

GRAHAM DICKINSON 01
12228
15 SPALDING AVENUE
GARSTANG
PRESTON
LANCASHIRE PR3 1TN

MR JAMES IAN DONALD 01
1500
MRS MARY FRANCES DONALD
111 HIGH STREET
NORTH BERWICK
EAST LOTHIAN EH39 4HB

DRKWS NOMINEES LIMITED TRANS A/C 01
20000
20 FENCHURCH STREET
LONDON EC3P 3DB

130000 09MAY06

EDWARD JONES NOMINEES LIMITED EDJN A/C 01
224
11 WESTFERRY CIRCUS
CANARY WHARF

LONDON E14 4HH

EQUITABLE NOMINEES LIMITED 01
5475000
P O BOX 18171
125 LONDON WALL
LONDON EC2Y 5AJ

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 23

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance of Stock Date
Address Code
Holding Transferred Registered

ESP CO-INVESTMENT LP 01
24081
1 GEORGE STREET
EDINBURGH
MIDLOTHIAN EH2 2LL

13919 08MAY06

ESP II CONDUIT LP 01
4965085
1 GEORGE STREET
EDINBURGH
MIDLOTHIAN EH2 2LL

2869815 08MAY06

EUROCLEAR NOMINEES LIMITED EOC01 A/C 01
63600
C/O THE BANK OF NEW YORK LONDON
ONE CANADA SQUARE
LONDON E14 5AL

EUROPEAN STRATEGIC PARTNERS-1 LP 01
1399874
1 GEORGE STREET
EDINBURGH
MIDLOTHIAN EH2 2LL

809126 08MAY06

EUROPEAN STRATEGIC PARTNERS LP 01
5865276
1 GEORGE STREET
EDINBURGH
MIDLOTHIAN EH2 2LL

3390124 08MAY06

EUROPEAN STRATEGIC PARTNERS SCOTTISH B LP 01
689797
1 GEORGE STREET
EDINBURGH
MIDLOTHIAN EH2 2LL

398703 08MAY06

EUROPEAN STRATEGIC PARTNERS SCOTTISH C LP 01
597275
1 GEORGE STREET
EDINBURGH
MIDLOTHIAN EH2 2LL

345225 08MAY06

FERLIM NOMINEES LIMITED POOLED A/C 01
18462
2 GRESHAM STREET
LONDON EC2V 7QN

FIMAT INTERNATIONAL BANQUE S A FIMPRN A/C 01
0 CLOSED
SG HOUSE
41 TOWER HILL
LONDON EC3N 4SG

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 24

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code

10000 10MAY06

FITEL NOMINEES LIMITED C047831 A/C 01
0 CLOSED
11 ST JAMES'S SQUARE
MANCHESTER M2 6WH

50000 09MAY06

50000 09MAY06

FOREST NOMINEES LIMITED FIRMBUY A/C 01
0 CLOSED
P O BOX 328
ST PETER PORT
GUERNSEY GY1 3TY

5000 09MAY06

FOREST NOMINEES LIMITED GC1 A/C 01
5000
P O BOX 328
ST PETER PORT
GUERNSEY GY1 3TY

GOLDMAN SACHS INTERNATIONAL CREPTEMP A/C 01
0 CLOSED
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB

13551130 09MAY06

550000 09MAY06

12568936 10MAY06

1400000 10MAY06

GOLDMAN SACHS SECURITIES /NOMINEES/ LIMITED CLR A/C 01
473000
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB

632325 09MAY06

605133 09MAY06

1889042 09MAY06

2332500 09MAY06

550000 09MAY06

10958 09MAY06

1068000 09MAY06

12500000 09MAY06

44790 09MAY06

3000000 09MAY06

164000 09MAY06

2768000 09MAY06

12542 09MAY06

159610 09MAY06

1417500 09MAY06

6500000 09MAY06

27000 09MAY06

1250000 10MAY06

Carried
Forward: 34931400

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 25

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

Brought
Forward: 34931400

3500000 10MAY06

605133 10MAY06

12542 10MAY06

632325 10MAY06

GOLDMAN SACHS SECURITIES /NOMINEES/ LIMITED ILCLR A/C 01
550000
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB

764621 09MAY06

7898580 09MAY06

3000000 09MAY06

917545 09MAY06

533606 09MAY06

98308 09MAY06

3335038 09MAY06

1334015 09MAY06

376849 09MAY06

1050000 10MAY06

GOLDMAN SACHS SECURITIES /NOMINEES/ LIMITED ILSEG A/C 01
16658562
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB

550000 09MAY06

1050000 10MAY06

GOLDMAN SACHS SECURITIES /NOMINEES/ LIMITED SEG A/C 01
18554400
PETERBOROUGH COURT
133 FLEET STREET
LONDON EC4A 2BB

718200 09MAY06

3000000 09MAY06

1181800 09MAY06

12542 09MAY06

632325 09MAY06

605133 09MAY06

632325 10MAY06

605133 10MAY06

3500000 10MAY06

12542 10MAY06

HANOVER NOMINEES LIMITED CANT1 A/C 01
50000
JP MORGAN CHASE
CHASESIDE
BOURNEMOUTH
DORSET BH7 7DA

50000 10MAY06

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 26

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

HANOVER NOMINEES LIMITED GFI01 A/C 01
0 CLOSED
JP MORGAN CHASE
CHASESIDE
BOURNEMOUTH
DORSET BH7 7DA

1500000 09MAY06

HANOVER NOMINEES LIMITED LBDBV A/C 01
0 CLOSED
JP MORGAN CHASE
CHASESIDE
BOURNEMOUTH
DORSET BH7 7DA

23920584 10MAY06

HANOVER NOMINEES LIMITED ODDO2 A/C 01
0 CLOSED
JP MORGAN CHASE
CHASESIDE
BOURNEMOUTH
DORSET BH7 7DA

85000 09MAY06

HAREWOOD NOMINEES LIMITED 4432000 A/C 01
1564159
55 MOORGATE
4TH FLOOR
LONDON EC2R 6PA

50000 10MAY06

HAREWOOD NOMINEES LIMITED 4689000 A/C 01
191431
55 MOORGATE
4TH FLOOR
LONDON EC2R 6PA

HAREWOOD NOMINEES LIMITED 4721300 A/C 01

453565
55 MOORGATE
4TH FLOOR
LONDON EC2R 6PA

HAREWOOD NOMINEES LIMITED 4803900 A/C 01
406874
55 MOORGATE
4TH FLOOR
LONDON EC2R 6PA

HAREWOOD NOMINEES LIMITED 4822900 A/C 01
833760
55 MOORGATE
4TH FLOOR
LONDON EC2R 6PA

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 27

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

HAREWOOD NOMINEES LIMITED 4823700 A/C 01
1684220
55 MOORGATE
4TH FLOOR
LONDON EC2R 6PA

50000 10MAY06

HARGREAVES LANSDOWN /NOMINEES/ LIMITED HLNOM A/C 01
489
KENDAL HOUSE
4 BRIGHTON MEWS
CLIFTON
BRISTOL BS8 2NX

HARGREAVES LANSDOWN /NOMINEES/ LIMITED SMA A/C 01
1200
KENDAL HOUSE
4 BRIGHTON MEWS
CLIFTON
BRISTOL BS8 2NX

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 357206 A/C 01
2075000
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 360509 A/C 01
125000
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 742452 A/C 01
3743250

MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

500000 09MAY06

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 742797 A/C 01
117900
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 744889 A/C 01
704335
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 748493 A/C 01
319200
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 28

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 750749 A/C 01
3037759
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 767595 A/C 01
900000
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 777809 A/C 01
0 CLOSED
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

500000 09MAY06

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 799275 A/C 01
10000
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 811809 A/C 01
1668000
MARINER HOUSE

PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 811834 A/C 01
1089400
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 813259 A/C 01
444296
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

2600000 09MAY06

930000 09MAY06

71600 09MAY06

49400 09MAY06

100000 09MAY06

3070000 09MAY06

35800 09MAY06

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 846605 A/C 01
89298
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 29

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 866203 A/C 01
57500
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 879738 A/C 01
2264706
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 898873 A/C 01
638100
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 899877 A/C 01
300000
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 914945 A/C 01
5000
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 930082 A/C 01
216700
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 934543 A/C 01
1190014
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 934579 A/C 01
236024
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 934749 A/C 01
416266
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 934944 A/C 01
1044315
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

Run Date: 11-MAY-2006 Page: 30 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
		48000	10MAY06	

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 934993 A/C 01
725967
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

25000 10MAY06

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 942436 A/C 01

236356
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

12900 09MAY06

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 944214 A/C 01
150248
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 967664 A/C 01
181152
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 969880 A/C 01
55600
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 969995 A/C 01
62500
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 980188 A/C 01
0 CLOSED
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

24000 09MAY06

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 982112 A/C 01
1175103
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 982136 A/C 01
1567057
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 31

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED 983384 A/C 01
39911

MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED DBV118 A/C 01
378678
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

394608 10MAY06

HSDL NOMINEES LIMITED 01
31793
TRINITY ROAD
HALIFAX HX1 2RG

HSDL NOMINEES LIMITED IWEB A/C 01
2191
TRINITY ROAD
HALIFAX HX1 2RG

JULIA HUNT 01
10487
73 PLYMSTOCK ROAD
PLYMSTOCK
PLYMOUTH
DEVON PL9 7PD

ICAP SECURITIES LIMITED GARBANEQ A/C 01
0 CLOSED
NO 2 BROADGATE
LONDON EC2M 7UR

640000 10MAY06

ING BANK N V INGNV9 A/C 01
7998240
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

INSTINET EUROPE LIMITED CLEARNOM A/C 01
0 CLOSED
26TH FLOOR
25 CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

50000 09MAY06

15000 09MAY06

50000 09MAY06

50000 09MAY06

75000 09MAY06

30000 09MAY06

20000 09MAY06

33577 09MAY06

Carried
Forward: 323577

Run Date: 11-MAY-2006

Page: 32

ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:		323577		
		33577	09MAY06	
		50000	09MAY06	
		100000	09MAY06	
		47520	09MAY06	
		50000	09MAY06	
		75000	09MAY06	
		50000	09MAY06	
		20000	09MAY06	
		20000	09MAY06	
		38941	09MAY06	
		15000	09MAY06	
		20000	09MAY06	
		70000	09MAY06	
		50000	09MAY06	
		75000	09MAY06	
		50000	09MAY06	
		50000	09MAY06	
		50000	09MAY06	
		30000	09MAY06	
		50000	09MAY06	
		622385	09MAY06	
		9000	09MAY06	
		2577	09MAY06	
		30000	09MAY06	
		143995	09MAY06	

100000 09MAY06

50000 09MAY06

16423 09MAY06

100000 09MAY06

25000 09MAY06

2947200 10MAY06

INVESTMENT TECHNOLOGY GROUP LIMITED ITIDEAL A/C 01
0 CLOSED
CAPSTAN HOUSE
ONE CLOVE CRESCENT
EAST INDIA DOCK
LONDON E14 2BH

250000 09MAY06

ISI NOMINEES LIMITED ADMMINT A/C 01
0 CLOSED
10TH FLOOR
TEMPLE COURT
11 QUEEN VICTORIA STREET
LONDON EC4N 4TJ

1000000 09MAY06

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 33

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Address / Balance Of Holding / Stock Transferred / Date Registered / Stock Code

JAMES CAPEL /NOMINEES/ LIMITED 01
10000
HSBC BANK PLC
8 CANADA SQUARE
LONDON E14 5HQ

JAMES CAPEL /NOMINEES/ LIMITED COL A/C 01
292685
HSBC BANK PLC
8 CANADA SQUARE
LONDON E14 5HQ

117648 10MAY06

58824 10MAY06

117648 10MAY06

117648 10MAY06

JAMES CAPEL /NOMINEES/ LIMITED HSBCSS A/C 01
30781
HSBC BANK PLC

8 CANADA SQUARE
LONDON E14 5HQ

JAMES CAPEL /NOMINEES/ LIMITED PC A/C 01
0 CLOSED
HSBC BANK PLC
8 CANADA SQUARE
LONDON E14 5HQ

394608 09MAY06

9170 09MAY06

10000 09MAY06

148364 09MAY06

378678 10MAY06

21611 10MAY06

99744 10MAY06

CATHERINE JEFFS 01
6502
MARSH COTTAGE
LANGLEY MARSH
WIVELISCOMBE
SOMERSET TA4 2UJ

JIM NOMINEES LIMITED JARVIS A/C 01
250
15/17 MOUNT EPHRAIM ROAD
TUNBRIDGE WELLS
KENT TN1 1EN

JPMORGAN CAZENOVE LIMITED PRINCIPL A/C 01
0 CLOSED
20 MOORGATE
LONDON EC2R 6DA

1000000 09MAY06

270000 10MAY06

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 34

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name &
Balance Of Stock Date Stock
Address Code
Holding Transferred Registered

J P MORGAN SECURITIES LIMITED JPCREPON A/C 01
187500
60 VICTORIA EMBANKMENT
LONDON EC4Y 0JP

62500 09MAY06

62500 09MAY06

3000000 09MAY06

50000 09MAY06

135000 10MAY06

IRENE KAN 01
6464
FLAT D
20/F TOWER 5
THE WATERFRONT 1 AUSTIN ROAD W
TST KOWLOON
HONG KONG

KAS NOMINEES LIMITED 24903365 A/C 01
0 CLOSED
SUITE 560
SALISBURY HOUSE
LONDON WALL
LONDON EC2M 5NU

117098 10MAY06

1132902 10MAY06

KAS NOMINEES LIMITED 24910310 A/C 01
0 CLOSED
SUITE 560
SALISBURY HOUSE
LONDON WALL
LONDON EC2M 5NU

62500 09MAY06

KAS NOMINEES LIMITED 28983223 A/C 01
823600
SUITE 560
SALISBURY HOUSE
LONDON WALL
LONDON EC2M 5NU

12700 09MAY06

400000 10MAY06

558700 10MAY06

200 10MAY06

K B /C I / NOMINEES LIMITED 01
40000
P O BOX 76
WESTS CENTRE
ST HELIER
JERSEY JE4 8PQ

KBC PEEL HUNT LIMITED PMPRINC A/C 01
0 CLOSED
111 OLD BROAD STREET
LONDON EC2N 1PH

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address Balance Of Holding	Stock Transferred	Date Registered	Stock Code
	40000	09MAY06	
	10000	09MAY06	
	50000	09MAY06	
NIGEL LAWMON 69925 4 OAKHILL COURT HONOR OAK PARK FOREST HILL LONDON SE23 3LF			01
LBPB NOMINEES LIMITED PRIME A/C 147917 25 BANK STREET LONDON E14 5LE			01
	2250000	10MAY06	
LEHMAN BROTHERS INTERNATIONAL /EUROPE/ PRNCIPAL A/C 0 CLOSED 25 BANK STREET LONDON E14 5LE			01
	23920584	09MAY06	
	750000	09MAY06	
	2000000	09MAY06	
	23482119	10MAY06	
	439315	10MAY06	
LITTLEDOWN NOMINEES LIMITED R A/C 860100 P O BOX 18171 125 LONDON WALL LONDON EC2Y 5AJ			01
THE LONDON CLEARING HOUSE LIMITED 7 A/C 0 CLOSED ALDGATE HOUSE 33 ALDGATE HIGH STREET LONDON EC3N 1EA			01
	76500	09MAY06	
	1297004	09MAY06	
	8500	09MAY06	
	462500	09MAY06	
	148364	09MAY06	
	6603264	09MAY06	

	2503824	09MAY06
	1000000	09MAY06
	970584	09MAY06
	2751935	09MAY06
	1500000	09MAY06
	590732	09MAY06
	4588	09MAY06
	5000	09MAY06
	40412	09MAY06
	10000	09MAY06
	22446	09MAY06

Carried Forward: 17995653

Run Date: 11-MAY-2006 Page: 36 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address Balance of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	17995653		
	15000	09MAY06	
	5000	09MAY06	
	90412	09MAY06	
	59588	09MAY06	
	2000	09MAY06	
	16857	09MAY06	
	35000	09MAY06	
	28000	09MAY06	
	50000	09MAY06	
	27138	09MAY06	
	40000	09MAY06	
	77554	09MAY06	
	50000	09MAY06	

50000	09MAY06
69189	10MAY06
1187065	10MAY06
5232455	10MAY06
55411	10MAY06
7244	10MAY06
15344	10MAY06
17313	10MAY06
40000	10MAY06
7651	10MAY06
40000	10MAY06
3671	10MAY06
40000	10MAY06
40000	10MAY06
47995	10MAY06
40000	10MAY06
5433	10MAY06
40000	10MAY06
10000	10MAY06
17081	10MAY06
25402	10MAY06
40000	10MAY06
22	10MAY06
50000	10MAY06
55508	10MAY06
56099	10MAY06
30491	10MAY06
88410	10MAY06
61188	10MAY06
65411	10MAY06
62950	10MAY06
77005	10MAY06
82919	10MAY06
69000	10MAY06

86590 10MAY06

Carried Forward: 26309049

Run Date: 11-MAY-2006

Page: 37

ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	26309049			
	79346	10MAY06		
	69509	10MAY06		
	100000	10MAY06		
	100000	10MAY06		
	100000	10MAY06		
	100000	10MAY06		
	100000	10MAY06		
	90000	10MAY06		
	100000	10MAY06		
	109015	10MAY06		
	105379	10MAY06		
	125000	10MAY06		
	125000	10MAY06		
	142806	10MAY06		
	130607	10MAY06		
	106000	10MAY06		
	155000	10MAY06		
	149228	10MAY06		
	135000	10MAY06		
	270000	10MAY06		
	2245229	10MAY06		
	287081	10MAY06		
	2133126	10MAY06		

LONDON WALL NOMINEES LIMITED PRINPOS A/C 01
0 CLOSED
BELL COURT HOUSE
11 BLOMFIELD STREET
LONDON EC2M 1LB

25000 09MAY06

25000 09MAY06

412000 10MAY06

1313000 10MAY06

500000 10MAY06

175000 10MAY06

23000 10MAY06

2000 10MAY06

FRANK DI LORENZO 01
664
22 BRADLEY LANE
RUFFORTH
YORK
YORKSHIRE Y023 3QJ

MR JOHN DAVID LOVERING 01
6002780
91 WIMPOLE STREET
LONDON W1G 0EF

2572620 08MAY06

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 38

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

MAN FINANCIAL LIMITED DBV A/C 01
0 CLOSED
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DU

130000 10MAY06

MAN FINANCIAL LIMITED MFLCFD A/C 01
0 CLOSED
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DU

76500 09MAY06

8500 09MAY06

130000 10MAY06

32850 10MAY06

24559 10MAY06

21113 10MAY06

MAN FINANCIAL LIMITED MONEYBRO A/C 01
0 CLOSED
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DU

700000 10MAY06

100000 10MAY06

MELLON NOMINEES /UK/ LIMITED BSDTABN A/C 01
1061036
PO BOX 39996
160 QUEEN VICTORIA STREET
LONDON EC4V 4LA

MELLON NOMINEES /UK/ LIMITED BSDTCAD A/C 01
192100
PO BOX 39996
160 QUEEN VICTORIA STREET
LONDON EC4V 4LA

MELLON NOMINEES /UK/ LIMITED BSDTGABN A/C 01
21424292
PO BOX 39996
160 QUEEN VICTORIA STREET
LONDON EC4V 4LA

MELLON NOMINEES /UK/ LIMITED BSDTGCAD A/C 01
2811419
PO BOX 39996
160 QUEEN VICTORIA STREET
LONDON EC4V 4LA

MELLON NOMINEES /UK/ LIMITED BSDTGFOR A/C 01
750000
PO BOX 39996
160 QUEEN VICTORIA STREET
LONDON EC4V 4LA

Name & Address / Balance Of Holding / Stock Transferred / Date Registered / Stock Code

MELLON NOMINEES /UK/ LIMITED BSDTGOMN A/C 01
555800
PO BOX 39996
160 QUEEN VICTORIA STREET

LONDON EC4V 4LA

MELLON NOMINEES /UK/ LIMITED BSDTGUKG A/C 01
559602
PO BOX 39996
160 QUEEN VICTORIA STREET
LONDON EC4V 4LA

MELLON NOMINEES /UK/ LIMITED BSDTGUSD A/C 01
8736300
PO BOX 39996
160 QUEEN VICTORIA STREET
LONDON EC4V 4LA

152600 09MAY06

18600 09MAY06

457400 09MAY06

MELLON NOMINEES /UK/ LIMITED BSDTOMN A/C 01
221000
PO BOX 39996
160 QUEEN VICTORIA STREET
LONDON EC4V 4LA

MELLON NOMINEES /UK/ LIMITED BSDTUKN A/C 01
2536619
PO BOX 39996
160 QUEEN VICTORIA STREET
LONDON EC4V 4LA

MELLON NOMINEES /UK/ LIMITED BSDTUSD A/C 01
2105200
PO BOX 39996
160 QUEEN VICTORIA STREET
LONDON EC4V 4LA

MERRILL LYNCH INTERNATIONAL AGENCY A/C 01
0 CLOSED
P O BOX 293
20 FARRINGDON ROAD
LONDON EC1M 3NH

3000000 09MAY06

MERRILL LYNCH INTERNATIONAL IPO A/C 01
9210082
P O BOX 293
20 FARRINGDON ROAD
LONDON EC1M 3NH

8400000 09MAY06

195199 09MAY06

1323902 09MAY06

1689852 09MAY06

2004260 09MAY06

186490 09MAY06

Carried
Forward: 13799703

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	13799703			
	441791		09MAY06	
	1500618		09MAY06	
	526468		09MAY06	
	1055870		09MAY06	
	962596		09MAY06	
	699503		09MAY06	
	508061		09MAY06	
	1061036		09MAY06	
	920399		09MAY06	
	99403		09MAY06	
	883583		09MAY06	
	1619902		09MAY06	
	368159		09MAY06	
	2536619		09MAY06	
	559602		09MAY06	
	959328		09MAY06	
	72600		09MAY06	
	6930000		09MAY06	
	279801		09MAY06	
	2187677		09MAY06	
	1251742		09MAY06	
	729670		09MAY06	
	5257089		09MAY06	
	20191380		09MAY06	
	1030596		09MAY06	
	264027		09MAY06	

533606	09MAY06	
433555	09MAY06	
2000000	09MAY06	
4000000	09MAY06	
204400	09MAY06	
7898580	09MAY06	
6811570	09MAY06	
3750000	09MAY06	
3335038	09MAY06	
453565	09MAY06	
197430	09MAY06	
210000	09MAY06	
157567	09MAY06	
118782	09MAY06	
132700	09MAY06	
58824	09MAY06	
874844	09MAY06	
3551800	09MAY06	
91300	09MAY06	
1380000	09MAY06	
3120000	09MAY06	
196284	09MAY06	

Carried Forward: 106207068

Run Date: 11-MAY-2006 Page: 41 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	106207068			
	159118	09MAY06		
	20024	09MAY06		

1668000	09MAY06
71504	09MAY06
56696	09MAY06
643890	09MAY06
12000	09MAY06
665000	09MAY06
1614159	09MAY06
202585	09MAY06
191431	09MAY06
250000	09MAY06
1734220	09MAY06
62587	09MAY06
92078	09MAY06
406874	09MAY06
3000000	09MAY06
234816	09MAY06
22631	09MAY06
2001023	09MAY06
191176	09MAY06
5002556	09MAY06
2398700	09MAY06
457800	09MAY06
939600	09MAY06
1197212	09MAY06
558700	09MAY06
750000	09MAY06
38759	09MAY06
12250000	09MAY06
357277	09MAY06
2492000	09MAY06
318308	09MAY06
55047	09MAY06
6000	09MAY06
23345	09MAY06

103700 09MAY06

1372300 09MAY06

1334015 09MAY06

1667519 09MAY06

21957 09MAY06

10000 09MAY06

70000 09MAY06

833760 09MAY06

125000 09MAY06

220561 09MAY06

8848 09MAY06

66000 09MAY06

Carried
Forward: 152185844

Run Date: 11-MAY-2006 Page: 42 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	152185844			
		832616	09MAY06	
		21344	09MAY06	
		55800	09MAY06	
		2340000	09MAY06	
		85450	09MAY06	
		206082	09MAY06	
		36351	09MAY06	
		55431	09MAY06	
		6000	09MAY06	
MERRILL LYNCH INTERNATIONAL MAIN A/C P O BOX 293 20 FARRINGDON ROAD LONDON EC1M 3NH	626164			01

2521000 09MAY06

200000 09MAY06

250000 09MAY06

500000 09MAY06

1000000 09MAY06

500000 09MAY06

500000 09MAY06

650000 10MAY06

1000000 10MAY06

400115 10MAY06

99885 10MAY06

MERRILL LYNCH PENSIONS NOMINEES LIMITED NONCERT A/C 01
2187677
ONE CANADA SQUARE
LONDON E14 5AL

MERRILL LYNCH VENTURES LP 2001 01
9930202
C/O RL & F SERVICE CORP
ONE RODNEY SQUARE
10TH FLOOR TENTH AND KING STREETS
WILMINGTON
DELAWARE U S A

5739648 08MAY06

ML GLOBAL PRIVATE EQUITY FUND LP 01
51809310
C/O RL & F SERVICE CORP
ONE RODNEY SQUARE
10TH FLOOR TENTH AND KING STREETS
WILMINGTON
DELAWARE U S A

29945740 08MAY06

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 43

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

PETER MOORE 01
4509
CHURCH HOUSE
1 CHURCH STREET
UPPER WALMER
KENT CT14 7RX

MORSTAN NOMINEES LIMITED 01
190080
25 CABOT SQUARE
CANARY WHARF
LONDON E14 4QA

1350 09MAY06

6000 09MAY06

9000 09MAY06

1350 09MAY06

1350 09MAY06

1350 09MAY06

12900 09MAY06

1350 09MAY06

1350 09MAY06

10700 09MAY06

6000 09MAY06

MORSTAN NOMINEES LIMITED 01
0 CLOSED
25 CABOT SQUARE
CANARY WHARF
LONDON E14 4QA

20200 09MAY06

177000 09MAY06

13800 09MAY06

31100 09MAY06

86800 09MAY06

MORSTAN NOMINEES LIMITED 01
0 CLOSED
25 CABOT SQUARE
CANARY WHARF
LONDON E14 4QA

24000000 09MAY06

433555 09MAY06

1030596 09MAY06

666666 09MAY06

264027 09MAY06

666668 09MAY06

666666 09MAY06

300000 09MAY06

2000000 09MAY06

245319 09MAY06

1163737 09MAY06

3440078 09MAY06

300000 09MAY06

Carried

Forward: 35177312

Run Date: 11-MAY-2006

Page: 44

ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to

10-MAY-2006

Name & Address	Balance of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:		35177312		
		4241800	09MAY06	
MORSTAN NOMINEES LIMITED 25 CABOT SQUARE CANARY WHARF LONDON E14 4QA	567750			01
		9000000	09MAY06	
		10032750	09MAY06	
		112200	09MAY06	
		808500	09MAY06	
		61200	09MAY06	
		400000	09MAY06	
		83070	09MAY06	
		4500000	09MAY06	
		134300	09MAY06	
		1392300	09MAY06	
		6728500	09MAY06	
		441000	09MAY06	
		328900	09MAY06	
		400000	09MAY06	
		1500000	10MAY06	
		300000	10MAY06	

10000 10MAY06

10000 10MAY06

MORSTAN NOMINEES LIMITED FIRM A/C 01
3088370
25 CABOT SQUARE
CANARY WHARF
LONDON E14 4QA

14926471 09MAY06

5000000 09MAY06

38000 09MAY06

3500000 09MAY06

110000 09MAY06

250000 09MAY06

44610000 09MAY06

434400 09MAY06

245319 09MAY06

106039 09MAY06

300000 09MAY06

19200 09MAY06

541000 09MAY06

335400 09MAY06

318257 09MAY06

11000 09MAY06

802900 09MAY06

31657 09MAY06

108000 09MAY06

Carried
Forward: 71687643

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 45

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

Brought
Forward: 71687643

779737	09MAY06
129200	09MAY06
208300	09MAY06
1244000	09MAY06
1118004	09MAY06
400000	09MAY06
50000	09MAY06
97027	09MAY06
60423	09MAY06
500000	09MAY06
440200	09MAY06
64500	09MAY06
27193	09MAY06
15841	09MAY06
186356	09MAY06
649000	09MAY06
223601	09MAY06
23800	09MAY06
336000	09MAY06
38002	09MAY06
43843	09MAY06
196100	09MAY06
3244000	09MAY06
18900	09MAY06
7200	09MAY06
1215500	09MAY06
2582551	09MAY06
442100	09MAY06
106400	09MAY06
455208	09MAY06
40500	09MAY06
811000	09MAY06
19405	09MAY06
1438600	09MAY06

	84500	09MAY06
	14017	09MAY06
	14592800	09MAY06
	7601	09MAY06
	90288	09MAY06
	17000	09MAY06
	875700	09MAY06
	3000	09MAY06
	182815	09MAY06
	986000	09MAY06
	399287	09MAY06
	92700	09MAY06
	301150	09MAY06
	165100	09MAY06

Carried
Forward: 106712092

Run Date: 11-MAY-2006
Page: 46

ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	106712092			
	212562	09MAY06		
	36777	09MAY06		
	71300	09MAY06		
	5000	09MAY06		
	69535	09MAY06		
	79858	09MAY06		
	113900	09MAY06		
	136000	09MAY06		
	213240	09MAY06		
	115600	09MAY06		

347680 09MAY06

145300 09MAY06

5841 09MAY06

157800 09MAY06

164600 09MAY06

155700 09MAY06

1700000 09MAY06

1800 09MAY06

375000 09MAY06

203900 09MAY06

458600 09MAY06

321700 09MAY06

9400 09MAY06

530566 09MAY06

226800 09MAY06

14853659 10MAY06

1336000 10MAY06

721631 10MAY06

1360000 10MAY06

2250000 10MAY06

1382000 10MAY06

1382000 10MAY06

890000 10MAY06

223196 10MAY06

1191190 10MAY06

147500 10MAY06

MORSTAN NOMINEES LIMITED FIRM A/C 01
0 CLOSED
25 CABOT SQUARE
CANARY WHARF
LONDON E14 4QA

6500000 09MAY06

12500000 09MAY06

10000 09MAY06

8200 09MAY06

13400 09MAY06

6200 09MAY06

7200 09MAY06

Carried Forward: 19045000

Run Date: 11-MAY-2006 Page: 47

ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:		19045000		
		13800	09MAY06	
		117900	09MAY06	
		941100	09MAY06	
		147200	09MAY06	
		43900	09MAY06	
		869700	09MAY06	
		31100	09MAY06	
		19300	09MAY06	
		9000000	09MAY06	
		240900	09MAY06	
		270800	09MAY06	
		176300	09MAY06	
		256100	09MAY06	
		20200	09MAY06	
		1312900	09MAY06	
		262900	09MAY06	
		420200	09MAY06	
		254500	09MAY06	
		711100	09MAY06	
		1004700	09MAY06	
		15000	09MAY06	
		223100	09MAY06	

632500	09MAY06
407800	09MAY06
20300	09MAY06
3700	09MAY06
104600	09MAY06
16100	09MAY06
421000	09MAY06
55900	09MAY06
25400	09MAY06
973100	09MAY06
644500	09MAY06
97500	09MAY06
49800	09MAY06
101300	09MAY06
26600	09MAY06
52100	09MAY06
20400	09MAY06
94300	09MAY06
29200	09MAY06
317300	09MAY06
71600	09MAY06
177000	09MAY06
162800	09MAY06
38700	09MAY06
58100	09MAY06
86800	09MAY06

Carried
Forward: 40086100

Run Date: 11-MAY-2006 Page: 48 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Address | Stock | Date | Stock Code
Balance Of

Holding	Transferred	Registered	Brought
Forward:	40086100		
	66800	09MAY06	
	81600	09MAY06	
	174100	09MAY06	
	1767600	09MAY06	
	55000	09MAY06	
	30700	09MAY06	
	277000	09MAY06	
	15800	09MAY06	
	278400	09MAY06	
	275000	09MAY06	
	51200	09MAY06	
	227200	09MAY06	
	120500	09MAY06	
	56100	09MAY06	
	150600	09MAY06	
	38900	09MAY06	
	901300	09MAY06	
	1700000	09MAY06	
	10322	10MAY06	
	408232	10MAY06	
	782958	10MAY06	
	202200	10MAY06	
	667400	10MAY06	
	10300	10MAY06	
	300000	10MAY06	
	25541	10MAY06	
	49390	10MAY06	
	45775	10MAY06	
	77168	10MAY06	
	10100	10MAY06	
	10000	10MAY06	

MORSTAN NOMINEES LIMITED FIRM A/C 01

27800
25 CABOT SQUARE
CANARY WHARF
LONDON E14 4QA

	24000	09MAY06
	10700	09MAY06
	16000	09MAY06
	1350	09MAY06
	6000	09MAY06
	15000	09MAY06
	9000	09MAY06
	6000	09MAY06
	12900	09MAY06
	12900	09MAY06
	1350	09MAY06
	6000	09MAY06

Carried
Forward: 121200

Run Date: 11-MAY-2006 Page: 49 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address / Balance of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	121200		
	19000	09MAY06	
	60423	09MAY06	
	1350	09MAY06	
	1350	09MAY06	
	28000	09MAY06	
	77657	09MAY06	
	1350	09MAY06	
	12900	09MAY06	
	6000	09MAY06	
	1350	09MAY06	

8000 09MAY06

50000 10MAY06

15000 10MAY06

MORSTAN NOMINEES LIMITED SEG A/C 01
30577312
25 CABOT SQUARE
CANARY WHARF
LONDON E14 4QA

2000000 09MAY06

300000 09MAY06

MORSTAN NOMINEES LIMITED SEG A/C 01
23093820
25 CABOT SQUARE
CANARY WHARF
LONDON E14 4QA

400000 09MAY06

4500000 09MAY06

1500000 10MAY06

10000 10MAY06

MOURANT & CO TRUSTEES LIMITED 01
0 CLOSED
22 GRENVILLE STREET
ST HELIER
JERSEY
C I JE4 8PX

3041820 05MAY06

8283730 08MAY06

NORDEA BANK DANMARK A/S ATPDK A/C 01
885000
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

NORDEA BANK DANMARK A/S SPEMMK A/C 01
365000
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

Address Code
Holding Transferred Registered

NORDEA BANK DANMARK A/S UBCC A/C 01
243880
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

72600 10MAY06

NORTRUST NOMINEES LIMITED 01
3288464
50 BANK STREET
CANARY WHARF
LONDON E14 5NT

NORTRUST NOMINEES LIMITED EAPFA A/C 01
8848
50 BANK STREET
CANARY WHARF
LONDON E14 5NT

NORTRUST NOMINEES LIMITED GSY A/C 01
22631
50 BANK STREET
CANARY WHARF
LONDON E14 5NT

NORTRUST NOMINEES LIMITED NTGS A/C 01
84652
50 BANK STREET
CANARY WHARF
LONDON E14 5NT

NORTRUST NOMINEES LIMITED PUF01MG A/C 01
196633
50 BANK STREET
CANARY WHARF
LONDON E14 5NT

NORTRUST NOMINEES LIMITED PUR01 A/C 01
2273413
50 BANK STREET
CANARY WHARF
LONDON E14 5NT

NORTRUST NOMINEES LIMITED SLEND A/C 01
7814711
50 BANK STREET
CANARY WHARF
LONDON E14 5NT

NORTRUST NOMINEES LIMITED SZD01 A/C 01
74356
50 BANK STREET
CANARY WHARF
LONDON E14 5NT

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 51

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to

Name & Address / Balance Of Holding	Stock Transferred	Date Registered	Stock Code
NORTRUST NOMINEES LIMITED SZL01 A/C 434400 50 BANK STREET CANARY WHARF LONDON E14 5NT			01
NORTRUST NOMINEES LIMITED TAXABLE A/C 442100 50 BANK STREET CANARY WHARF LONDON E14 5NT			01
NORTRUST NOMINEES LIMITED TDS A/C 175000 50 BANK STREET CANARY WHARF LONDON E14 5NT			01
NORTRUST NOMINEES LIMITED UNIPOOL A/C 758430 50 BANK STREET CANARY WHARF LONDON E14 5NT			01
NUTRACO NOMINEES LIMITED 20599441 ONE CANADA SQUARE LONDON E14 5AL			01
	100000	09MAY06	
NUTRACO NOMINEES LIMITED CHARTY A/C 5257089 ONE CANADA SQUARE LONDON E14 5AL			01
NUTRACO NOMINEES LIMITED LBH A/C 729670 ONE CANADA SQUARE LONDON E14 5AL			01
N Y NOMINEES LIMITED 21288364 PO BOX 293 20 FARRINGDON ROAD LONDON EC1M 3NH			01
	9446	09MAY06	
	2971	09MAY06	
	4511	09MAY06	
	18878	09MAY06	
	2143	09MAY06	
	4509	09MAY06	
	69925	09MAY06	

6464 09MAY06

6502 09MAY06

10487 09MAY06

10485 09MAY06

2909 09MAY06

Carried

Forward: 149230

Run Date: 11-MAY-2006 ANNUAL RETURN

Page: 52

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to

10-MAY-2006

Name & Stock

Balance Of Stock Date

Address Code

Holding Transferred Registered

Brought

Forward: 149230

12228 09MAY06

664 09MAY06

7834 09MAY06

ODL NOMINEES LIMITED ODLCLT A/C 01

5000

SUITE 831

6TH FLOOR

SALISBURY HOUSE

LONDON WALL

LONDON EC2M 5QQ

PERSHING INTERNATIONAL NOMINEES LIMITED DSCLT A/C 01

0 CLOSED

CAPSTAN HOUSE

ONE CLOVE CRESCENT

EAST INDIA DOCK

LONDON E14 2BH

2000 09MAY06

28000 09MAY06

PERSHING KEEN NOMINEES LIMITED CHALA A/C 01

182310

CAPSTAN HOUSE

ONE CLOVE CRESCENT

EAST INDIA DOCK

LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED CHATU A/C 01

51000

CAPSTAN HOUSE

ONE CLOVE CRESCENT

EAST INDIA DOCK

LONDON E14 2BH

PERSHING KEEN NOMINEES LIMITED ERCCP A/C 01
0 CLOSED
CAPSTAN HOUSE
ONE CLOVE CRESCENT
EAST INDIA DOCK
LONDON E14 2BH

125000	09MAY06
57458	09MAY06
5000	09MAY06
29149	09MAY06
100000	09MAY06
100000	09MAY06
42542	09MAY06
21525	09MAY06
91000	09MAY06
75000	09MAY06
92542	09MAY06
100000	09MAY06

Carried
Forward: 839216

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 53

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Address Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	839216		
	125000	09MAY06	
	50000	09MAY06	
	195000	09MAY06	
	50000	09MAY06	
	150000	09MAY06	
	25600	09MAY06	
	63676	09MAY06	
	100000	09MAY06	

19588	09MAY06
94223	09MAY06
200000	09MAY06
100000	09MAY06
33000	09MAY06
100000	09MAY06
29851	09MAY06
5777	09MAY06
7458	09MAY06
50000	09MAY06
100000	09MAY06
60724	09MAY06
8887	09MAY06
250000	09MAY06
67000	09MAY06
150000	09MAY06
25000	09MAY06
100000	09MAY06
100000	09MAY06
25000	09MAY06
250000	09MAY06
250000	09MAY06
100000	09MAY06
25000	09MAY06
72	10MAY06
486	10MAY06
28472	10MAY06
10000	10MAY06
25000	10MAY06
22507	10MAY06
20000	10MAY06
73000	10MAY06
50000	10MAY06
6756	10MAY06

	100000	10MAY06
	27000	10MAY06
	3591	10MAY06
	21213	10MAY06
	9928	10MAY06
	24451	10MAY06

Carried
Forward: 4172476

Run Date: 11-MAY-2006 Page: 54 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	4172476			
	50000	10MAY06		
	50000	10MAY06		
	108	10MAY06		
	25000	10MAY06		
	75000	10MAY06		
	100000	10MAY06		
	113723	10MAY06		
	50000	10MAY06		
	30505	10MAY06		
	50000	10MAY06		
	100000	10MAY06		
	100000	10MAY06		
	100000	10MAY06		
	20756	10MAY06		
	49514	10MAY06		
	130607	10MAY06		
	50000	10MAY06		
	50000	10MAY06		

21214	10MAY06
100000	10MAY06
50000	10MAY06
77979	10MAY06
50000	10MAY06
20000	10MAY06
93244	10MAY06
33889	10MAY06
25000	10MAY06
100000	10MAY06
82919	10MAY06
100000	10MAY06
50000	10MAY06
50300	10MAY06
19393	10MAY06
50000	10MAY06
5517	10MAY06
7244	10MAY06
50000	10MAY06
100000	10MAY06
100000	10MAY06
46409	10MAY06
59928	10MAY06
100000	10MAY06
66111	10MAY06
40072	10MAY06
70000	10MAY06
17081	10MAY06
24483	10MAY06
50000	10MAY06

Carried Forward: 6978472

Run Date: 11-MAY-2006 Page: 55 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:		6978472		
		100000	10MAY06	
		71528	10MAY06	
		100000	10MAY06	
PERSHING KEEN NOMINEES LIMITED ERDEMAS A/C CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	0 CLOSED			01
		31774	09MAY06	
		50000	09MAY06	
		5000	09MAY06	
		72201	09MAY06	
		5000	09MAY06	
		8226	09MAY06	
		100000	09MAY06	
		127799	09MAY06	
PERSHING KEEN NOMINEES LIMITED ERZDL A/C CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	0 CLOSED			01
		3000000	09MAY06	
		750000	09MAY06	
		3500000	10MAY06	
PERSHING KEEN NOMINEES LIMITED GTZDL A/C CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	0 CLOSED			01
		12700	09MAY06	
		200	10MAY06	
PERSHING KEEN NOMINEES LIMITED HHDEMAS A/C CAPSTAN HOUSE	0 CLOSED			01

ONE CLOVE CRESCENT
EAST INDIA DOCK
LONDON E14 2BH

500000 10MAY06

1313000 10MAY06

25000 10MAY06

412000 10MAY06

Run Date: 11-MAY-2006 Page: 56 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
PERSHING KEEN NOMINEES LIMITED HHPRINC A/C CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	0 CLOSED			01
		25000	09MAY06	
		23000	10MAY06	
		2000	10MAY06	
PERSHING KEEN NOMINEES LIMITED PERNY A/C CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	0 CLOSED			01
		24000	09MAY06	
PERSHING KEEN NOMINEES LIMITED PSL981 A/C CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	4000			01
PERSHING KEEN NOMINEES LIMITED TUDEMAB A/C CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	0 CLOSED			01
		5000	09MAY06	
		5000	09MAY06	
		9588	09MAY06	

10000	09MAY06
8000	09MAY06
5000	09MAY06
30412	09MAY06
10000	09MAY06
8000	09MAY06
10000	09MAY06
15000	09MAY06
15000	09MAY06
10000	09MAY06
13000	09MAY06
13000	09MAY06
13000	09MAY06
10000	09MAY06
10000	09MAY06

Run Date: 11-MAY-2006 Page: 57 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address / Balance Of Holding	Stock Transferred	Date Registered	Stock Code
PERSHING KEEN NOMINEES LIMITED TUT A/C 71000 CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH			01
STEVE PETROU 4511 WOODFORD HOUSE NEWTOWN LANGPORT SOMERSET TA10 9SE			01
TOM POOLE 2971 3 SUNDEW CLOSE DOWSLANDS TAUNTON SOMERSET TA1 3XH			01
PRODUCTIVE NOMINEES LIMITED CERTBGHT A/C			01

1000
1 CURZON STREET
LONDON W1J 5UB

PRUDENTIAL CLIENT HSBC GIS NOMINEE /UK/ LIMITED 01
59714
EQBF A/C
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

PRUDENTIAL CLIENT HSBC GIS NOMINEE /UK/ LIMITED 01
98624
MNBF A/C
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

PRUDENTIAL CLIENT HSBC GIS NOMINEE /UK/ LIMITED 01
4800001
PAC A/C
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

PRUDENTIAL CLIENT HSBC GIS NOMINEE /UK/ LIMITED 01
370423
PENE A/C
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 58

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

PRUDENTIAL CLIENT HSBC GIS NOMINEE /UK/ LIMITED 01
126836
SALINT A/C
MARINER HOUSE
PEPYS STREET
LONDON EC3N 4DA

MARTIN PURCHASE 01
9446
94 STATION ROAD
HEDNESFORD
CANNOCK
STAFFORDSHIRE WS12 4DL

RAVEN NOMINEES LIMITED 111327 A/C 01
193
4TH FLOOR
40 MARSH WALL
LONDON E14 9TP

RAVEN NOMINEES LIMITED 111387 A/C 01

39
4TH FLOOR
40 MARSH WALL
LONDON E14 9TP

RAVEN NOMINEES LIMITED 111910 A/C 01
2462
4TH FLOOR
40 MARSH WALL
LONDON E14 9TP

R C GREIG NOMINEES LIMITED 01
6500
155 ST VINCENT STREET
GLASGOW G2 5NN

R C GREIG NOMINEES LIMITED GP1 A/C 01
200
155 ST VINCENT STREET
GLASGOW G2 5NN

REDMAYNE /NOMINEES/ LIMITED P60344M A/C 01
5000
84 ALBION STREET
LEEDS LS1 6AG

REDMAYNE /NOMINEES/ LIMITED P78594J A/C 01
374
84 ALBION STREET
LEEDS LS1 6AG

REDMAYNE /NOMINEES/ LIMITED P80079L A/C 01
1500
84 ALBION STREET
LEEDS LS1 6AG

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 59

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
RENSBURG CLIENT NOMINEES LIMITED BULK11 A/C 10TH FLOOR 100 OLD HALL STREET LIVERPOOL L3 9AB	0 CLOSED			01
		700	10MAY06	
		1000	10MAY06	
		600	10MAY06	
RENSBURG CLIENT NOMINEES LIMITED CLT A/C 10TH FLOOR 100 OLD HALL STREET LIVERPOOL L3 9AB	2300			01

JANE ROBSON 01
2143
FLAT 31
MARLBOROUGH MANSIONS
CANNON HILL
LONDON NW6 1JR

ROCK /NOMINEES/ LIMITED 2013961 A/C 01
500
25 LUKE STREET
LONDON EC2A 4AR

ROCK /NOMINEES/ LIMITED 4310016 A/C 01
0 CLOSED
25 LUKE STREET
LONDON EC2A 4AR

50000 09MAY06

ROY NOMINEES LIMITED 205000 A/C 01
0 CLOSED
71 QUEEN VICTORIA STREET
LONDON EC4V 4DE

2500 09MAY06

148500 09MAY06

7000 09MAY06

53500 09MAY06

188500 09MAY06

ROY NOMINEES LIMITED 400407 A/C 01
27600
71 QUEEN VICTORIA STREET
LONDON EC4V 4DE

ROY NOMINEES LIMITED 400415 A/C 01
27100
71 QUEEN VICTORIA STREET
LONDON EC4V 4DE

ROY NOMINEES LIMITED 489017 A/C 01
255000
71 QUEEN VICTORIA STREET
LONDON EC4V 4DE

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 60

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

ROY NOMINEES LIMITED 661286 A/C 01
34056
71 QUEEN VICTORIA STREET

LONDON EC4V 4DE

ROY NOMINEES LIMITED 661324 A/C 01
1099899
71 QUEEN VICTORIA STREET
LONDON EC4V 4DE

ROY NOMINEES LIMITED 999999 A/C 01
848200
71 QUEEN VICTORIA STREET
LONDON EC4V 4DE

SECURITIES SERVICES NOMINEES LIMITED 2024600 A/C 01
193500
C/O BP25/MDCC
55 MOORGATE
LONDON EC2R 6PA

SECURITIES SERVICES NOMINEES LIMITED 2028700 A/C 01
54000
C/O BP25/MDCC
55 MOORGATE
LONDON EC2R 6PA

SECURITIES SERVICES NOMINEES LIMITED 2060000 A/C 01
530566
C/O BP25/MDCC
55 MOORGATE
LONDON EC2R 6PA

SECURITIES SERVICES NOMINEES LIMITED 2220002 A/C 01
411120
C/O BP25/MDCC
55 MOORGATE
LONDON EC2R 6PA

SECURITIES SERVICES NOMINEES LIMITED 2220006 A/C 01
79100
C/O BP25/MDCC
55 MOORGATE
LONDON EC2R 6PA

SECURITIES SERVICES NOMINEES LIMITED 2329000 A/C 01
0 CLOSED
C/O BP25/MDCC
55 MOORGATE
LONDON EC2R 6PA

10000 10MAY06

SELF TRADE UK NOMINEES LIMITED POOLED A/C 01
2350
NEW PRIESTGATE HOUSE
57 PRIESTGATE
PETERBOROUGH PE1 1JX

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 61

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date

Address Code
Holding Transferred Registered

SHARE NOMINEES LIMITED 01
7557
OXFORD HOUSE
OXFORD ROAD
AYLESBURY
BUCKS HP21 8SZ

S N C NOMINEES LIMITED ET A/C 01
0 CLOSED
PO BOX 293
20 FARRINGDON ROAD
LONDON EC1M 3NH

Transferred	Registered
100000	09MAY06
100000	09MAY06
78800	09MAY06
4109	10MAY06
2780	10MAY06
479	10MAY06
25000	10MAY06
22220	10MAY06
23521	10MAY06
18391	10MAY06
13391	10MAY06
25000	10MAY06
31609	10MAY06
32500	10MAY06
50000	10MAY06

SP ANGEL /NOMINEES/ LIMITED FIRMBUY A/C 01
0 CLOSED
THE OCTAGON
27 MIDDLEBOROUGH
COLCHESTER
ESSEX CO1 1TG

Transferred	Registered
2700	10MAY06

SP ANGEL /NOMINEES/ LIMITED ISAG A/C 01
2700
THE OCTAGON
27 MIDDLEBOROUGH
COLCHESTER
ESSEX CO1 1TG

ST ANNS SQUARE NOMINEES LIMITED PEP A/C 01
11225
HENRY PILLING HOUSE
BOOTH STREET
MANCHESTER M2 4AF

STATE STREET NOMINEES LIMITED 22L9 A/C 01
8710900
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 62

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

STATE STREET NOMINEES LIMITED 22M3 A/C 01
89100
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED 3889 A/C 01
225300
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED 39Q7 A/C 01
139900
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED 4584 A/C 01
173050
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED 4BLH A/C 01
125475
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED 5Y42 A/C 01
420200
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED 6QI1 A/C 01
632500
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED AWXF A/C 01
56100
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED BQ3B A/C 01
254500
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED CH64 A/C 01
183400
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 63

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

STATE STREET NOMINEES LIMITED CH66 A/C 01
176300
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED CIF4 A/C 01
1667519
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED CIG3 A/C 01
5002556
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED D25F A/C 01
67273
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED EWYU A/C 01
26600
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED FE6H A/C 01
241900
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED GU64 A/C 01
322800
525 FERRY ROAD
EDINBURGH

SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED GU66 A/C 01
317300
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED GUD1 A/C 01
65300
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED GUD2 A/C 01
66800
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 64

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

STATE STREET NOMINEES LIMITED HG19 A/C 01
1658600
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED HG22 A/C 01
11341400
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED HKA5 A/C 01
216300
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED HKQB A/C 01
159118
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED HKQR A/C 01
643890
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED HKZ1 A/C 01
1438600
525 FERRY ROAD

EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED JFD8 A/C 01
1356400
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED JU26 A/C 01
30800
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED OD43 A/C 01
125000
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED OM01 A/C 01
2316304
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 65

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

STATE STREET NOMINEES LIMITED OM02 A/C 01
6853307
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

30400 09MAY06

STATE STREET NOMINEES LIMITED PI25 A/C 01
78178
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED QR1M A/C 01
1722400
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED QR1Q A/C 01
232200
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED QR6G A/C 01
310800
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED QR6M A/C 01
708900
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED SD10 A/C 01
973100
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED W62E A/C 01
782958
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED W71O A/C 01
408232
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED W72E A/C 01
10322
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 66

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

STATE STREET NOMINEES LIMITED W83P A/C 01
10800
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED XBT3 A/C 01
588220
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED XBU3 A/C 01
36010
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED XBU4 A/C 01
2939470
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED XBU5 A/C 01
360440
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED XBV2 A/C 01
88110
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STATE STREET NOMINEES LIMITED XBY9 A/C 01
88400
525 FERRY ROAD
EDINBURGH
SCOTLAND EH5 2AW

STOCK LENDING COLLATERAL /EQUITY/ NOMINEES LIMITED 01
39558
ONE CANADA SQUARE
LONDON E14 5AL

34925 10MAY06

TCW/CRESCENT MEZZANINE PARTNERS III LP 01
3017714
TCW/CRESCENT MEZZANINE
11000 SANTA MONICA BOULEVARD
LOS ANGELES
CA 90025
U S A

1744236 08MAY06

Run Date: 11-MAY-2006 Page: 67 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name &
Balance Of Stock Date Stock
Address Code
Holding Transferred Registered

TCW/CRESCENT MEZZANINE PARTNERS III NETHERLANDS LP 01
122940
11000 SANTA MONICA BOULEVARD
LOS ANGELES
CA 90025
U S A

71060 08MAY06

TCW/CRESCENT MEZZANINE TRUST LP 01
470215

11000 SANTA MONICA BOULEVARD
LOS ANGELES
CA 90025
U S A

271785 08MAY06

TD WATERHOUSE NOMINEES /EUROPE/ LIMITED SMKTNOMS A/C 01
12463
201 DEANSGATE
MANCHESTER M3 3TD

MR ROBERT WILLIAM TEMPLEMAN 01
12591638
91 WIMPOLE STREET
LONDON W1G 0EF

4197212 08MAY06

TPG DELTA HOLDCO II LLC 01
55265712
301 COMMERCE STREET
SUITE 3300
FORTH WORTH
TEXAS 71602
U S A

31943538 08MAY06

222460 08MAY06

TPG DELTA HOLDCO III LLC 01
5261663
301 COMMERCE STREET
SUITE 3300
FORTH WORTH
TEXAS 71602
U S A

3041237 08MAY06

TPG DELTA HOLDCO LLC 01
52607822
301 COMMERCE STREET
SUITE 3300
FORTH WORTH
TEXAS 71602
U S A

30407278 08MAY06

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 68

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Address	Stock	Date	Stock Code
Balance of Holding	Transferred	Registered	

TREASURY OF THE GOVERNMENT OF THE ISLE OF MAN 10 A/C 01
1251742

ONE CANADA SQUARE
LONDON E14 5AL

TREASURY OF THE GOVERNMENT OF THE ISLE OF MAN 5 A/C 01
699503
ONE CANADA SQUARE
LONDON E14 5AL

ROBERT UNSWORTH 01
18878
5 CALLINGHAM PLACE
BEACONSFIELD
BUCKINGHAMSHIRE HP9 2BT

VIDACOS NOMINEES LIMITED 01
1367750
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

VIDACOS NOMINEES LIMITED 1712 A/C 01
21344
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

VIDACOS NOMINEES LIMITED 1830 A/C 01
0 CLOSED
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

150000 09MAY06

VIDACOS NOMINEES LIMITED 1854 A/C 01
188620
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

117098 10MAY06

VIDACOS NOMINEES LIMITED 1858 A/C 01
0 CLOSED
CITIGROUP CENTRE
CANADA SQUARE
LONDON E14 5LB

10000 10MAY06

VIDACOS NOMINEES LIMITED 2165 A/C 01
12000
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

Name &
Balance Of Stock Date Stock
Address Code
Holding Transferred Registered

VIDACOS NOMINEES LIMITED 2303 A/C 01
31710005
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

64329 09MAY06

189203 09MAY06

112513 09MAY06

VIDACOS NOMINEES LIMITED 3074 A/C 01
779737
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

VIDACOS NOMINEES LIMITED 3094 A/C 01
1220557
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

VIDACOS NOMINEES LIMITED 5417 A/C 01
65000
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

VIDACOS NOMINEES LIMITED BHUV A/C 01
210476
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

VIDACOS NOMINEES LIMITED BIMIGCS A/C 01
0 CLOSED
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

108 10MAY06

24451 10MAY06

1113 10MAY06

7409 10MAY06

VIDACOS NOMINEES LIMITED BSAN A/C 01
4929941
CITIGROUP CENTRE
CANADA SQUARE

CANARY WHARF
LONDON E14 5LB

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 70

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance of Stock Date
Address Code
Holding Transferred Registered

VIDACOS NOMINEES LIMITED CLRLUX A/C 01
0 CLOSED
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

100000 09MAY06

VIDACOS NOMINEES LIMITED CLRLUX2 A/C 01
761700
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

3244000 09MAY06

400000 09MAY06

541000 09MAY06

649000 09MAY06

1244000 09MAY06

811000 09MAY06

VIDACOS NOMINEES LIMITED COMZ1 A/C 01
0 CLOSED
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

400000 09MAY06

VIDACOS NOMINEES LIMITED COMZ3 A/C 01
1965900
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

400000 09MAY06

VIDACOS NOMINEES LIMITED CSFB2 A/C 01
0 CLOSED
CITIGROUP CENTRE
CANADA SQUARE

CANARY WHARF
LONDON E14 5LB

1250000 09MAY06

328900 09MAY06

21100 09MAY06

8710900 10MAY06

8000 10MAY06

71000 10MAY06

85000 10MAY06

86000 10MAY06

89100 10MAY06

7500000 10MAY06

Run Date: 11-MAY-2006 Page: 71 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
VIDACOS NOMINEES LIMITED FGN A/C CITIGROUP CENTRE CANADA SQUARE CANARY WHARF LONDON E14 5LB	6343527			01
		625000	09MAY06	
		1975000	09MAY06	
		44200	10MAY06	
VIDACOS NOMINEES LIMITED KBL A/C CITIGROUP CENTRE CANADA SQUARE CANARY WHARF LONDON E14 5LB	0 CLOSED			01
		21100	09MAY06	
VIDACOS NOMINEES LIMITED NICF A/C CITIGROUP CENTRE CANADA SQUARE LONDON E14 5LB	0 CLOSED			01
		665000	10MAY06	

VIDACOS NOMINEES LIMITED RG10 A/C 01
6930000
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

VIDACOS NOMINEES LIMITED SL002 A/C 01
45603
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

VIDACOS NOMINEES LIMITED SL064 A/C 01
1341605
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

VIDACOS NOMINEES LIMITED SL079 A/C 01
417215
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 72

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

VIDACOS NOMINEES LIMITED SL083 A/C 01
116432
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

VIDACOS NOMINEES LIMITED UBSLON A/C 01
12500000
CITIGROUP CENTRE
CANADA SQUARE
CANARY WHARF
LONDON E14 5LB

3500000 10MAY06

WATERHOUSE NOMINEES LIMITED CHRBNIM A/C 01
986000
ONE CANADA SQUARE
LONDON E14 5AL

WATERHOUSE NOMINEES LIMITED SEGFUNDS A/C 01
108000
ONE CANADA SQUARE
LONDON E14 5AL

WATERHOUSE NOMINEES LIMITED SSAP A/C 01
335400
ONE CANADA SQUARE
LONDON E14 5AL

WESTLB AG WLBLEQTY A/C 01
23482119
WOOLGATE EXCHANGE
25 BASINGHALL STREET
LONDON EC2V 5HA

WINTERFLOOD SECURITIES LIMITED WINSCREP A/C 01
0 CLOSED
THE ATRIUM BUILDING
CANNON BRIDGE
25 DOWGATE HILL
LONDON EC4R 2GA

34925 09MAY06

58824 09MAY06

117648 09MAY06

117648 09MAY06

117648 09MAY06

2462 09MAY06

193 09MAY06

4000 09MAY06

4848 09MAY06

5000 09MAY06

117 09MAY06

1000 09MAY06

499 09MAY06

100 09MAY06

Carried
Forward: 464912

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 73

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

Name & Stock
Balance Of Stock Date
Address Code
Holding Transferred Registered

Brought
Forward: 464912

487 09MAY06

488	09MAY06
149	09MAY06
1000	09MAY06
191	09MAY06
25	09MAY06
490	09MAY06
3773	09MAY06
389	09MAY06
400	09MAY06
250	09MAY06
242	09MAY06
584	09MAY06
243	09MAY06
90	09MAY06
250	09MAY06
1000	09MAY06
1000	09MAY06
246	09MAY06
100	09MAY06
240	09MAY06
500	09MAY06
5303	09MAY06
317	09MAY06
1000	09MAY06
6700	09MAY06
966	09MAY06
750	09MAY06
2500	09MAY06
3350	09MAY06
1500	09MAY06
4832	09MAY06
4971	09MAY06
750	09MAY06
1500	09MAY06

	485	09MAY06
	500	09MAY06
	1000	09MAY06
	496	09MAY06
	1488	09MAY06
	120	09MAY06
	200	09MAY06
	1500	09MAY06
	43	09MAY06
	498	09MAY06
	1500	09MAY06
	25000	09MAY06
	2996	09MAY06

Carried
Forward: 547314

Run Date: 11-MAY-2006 Page: 74 ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address	Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:		547314		
		2222	09MAY06	
		5000	09MAY06	
		500	09MAY06	
		1960	09MAY06	
		2000	09MAY06	
		578	09MAY06	
		250	09MAY06	
		489	09MAY06	
		487	09MAY06	
		1000	09MAY06	
		238	09MAY06	

491	09MAY06
200	09MAY06
802	09MAY06
1000	09MAY06
1000	09MAY06
5000	09MAY06
200	09MAY06
1119	09MAY06
1240	09MAY06
1000	09MAY06
2000	09MAY06
287	09MAY06
5000	09MAY06
374	09MAY06
582	09MAY06
1165	09MAY06
117	09MAY06
500	09MAY06
4977	09MAY06
2640	09MAY06
39558	10MAY06
58537	10MAY06
117074	10MAY06
117074	10MAY06
1015	10MAY06
500	10MAY06
465	10MAY06
1000	10MAY06
204	10MAY06
5000	10MAY06
2000	10MAY06
250	10MAY06
4934	10MAY06
246	10MAY06

1000 10MAY06

1500 10MAY06

62749 10MAY06

Carried Forward: 1004838

Run Date: 11-MAY-2006 Page: 75

ANNUAL RETURN

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to 10-MAY-2006

Name & Address Balance Of Holding	Stock Transferred	Date Registered	Stock Code
Brought Forward:	1004838		
	240	10MAY06	
	239	10MAY06	
	500	10MAY06	
	1250	10MAY06	
	700	10MAY06	
	1000	10MAY06	
	728	10MAY06	
	260	10MAY06	
	607	10MAY06	
	250	10MAY06	
	489	10MAY06	
	39	10MAY06	
	2000	10MAY06	
	1500	10MAY06	
	490	10MAY06	
	224	10MAY06	
	2160	10MAY06	
	1935	10MAY06	
	2300	10MAY06	
	11225	10MAY06	
	478	10MAY06	

500 10MAY06

2700 10MAY06

200 10MAY06

1500 10MAY06

100 10MAY06

4950 10MAY06

MR CHRISTOPHER KEVIN WOODHOUSE 01
11498795
91 WIMPOLE STREET
LONDON W1G 0EF

30 08MAY06

4928055 09MAY06

WORLDWIDE NOMINEES LIMITED WTENO A/C 01
0 CLOSED
ONE OLIVER'S YARD
CITY ROAD
LONDON EC1Y 1HQ

1250000 10MAY06

Run Date: 11-MAY-2006 ANNUAL RETURN
Page: 76

Reg no: Client: DEBENHAMS PLC

Report Between: 11-MAY-2005 to
10-MAY-2006

ISSUED CAPTIAL
001 858974359



CHFP041

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

RECEIVED
2006 JUN 13 A 10: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pursuant to section 122 of the Companies Act 1985

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 5448421

Name of company

*Insert full name of company

* DEBENHAMS PLC

gives notice that:

The authorised share capital of the Company has been subdivided from £51,003 divided into 50,000,000 ordinary shares of 0.1 pence each, 100,000 governance shares of 1 pence each and 3 subscriber shares of £1 each, to £51,003 divided into 500,000,000 ordinary shares of 0.01 pence each, 100,000 governance shares of 1 pence each and 3 subscriber shares of £1 each on 3 May 2006.

†Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed G. A. John Designation † Company Secretary Date 11/5/06

Presenter's name, address and reference (if any):

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON
ENGLAND
UNITED KINGDOM EC4Y 1HS
DX 23 LONDON/CHANCERY LANE

For official use (02/06)

General Section | Post room

Notes

The address of the Registrar of Companies is:-

Companies House
Crown Way
Cardiff
CF14 3UZ

(71082260)

FAX ANNA DAVIES
FRESHFIELDS
SARAH CARNE
DEBENHAMS
12 2/6/06

353

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Register of members

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 5448421

Company Name in full DEBENHAMS PLC

The register of members is kept at:

NOTE:
The register MUST be kept at an address in the country of incorporation.

This notice is not required where the register has, at all times since it came into existence (or in the case of a register in existence on 1 July 1948 at all times since then) been kept at the registered office.

Address LLOYDS TSB REGISTRARS,
THE CAUSEWAY

Post town WORTHING

County / Region WEST SUSSEX Postcode BN99 6DA

Signed [signature] **Date** 24/5/06

† Please delete as appropriate.

† a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

RNS Number:7380C
Debenhams plc
10 May 2006

RECEIVED

2006 JUN 13 A 10: 17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Debenhams plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lehman Brothers International (Europe)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5. Number of shares / amount of stock acquired

27,670,584 Ordinary shares

6. Percentage of issued class

3.2%

7. Number of shares / amount of stock disposed

NIL

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.01p each

10. Date of transaction

4 May 2006

11. Date company informed

10 May 2006

12. Total holding following this notification

27,670,584

13. Total percentage holding of issued class following this notification

3.2%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Guy Johnson, 0207 408 3529

16. Name of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of notification

10 May 2006

END

RNS Number:9361C
Debenhams plc
12 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Debenhams plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The Goldman Sachs Group, Inc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs Securities (Nominees), Limited (arising from the interest held by Goldman, Sachs & Co acting as custodian for its customers) 18,554,400 shares

At CREST in account CREPTEMP (arising from a beneficial interest held by Goldman Sachs International)
13,628,053 shares

5. Number of shares / amount of stock acquired

32,182,453 Ordinary shares

6. Percentage of issued class

3.7%

7. Number of shares / amount of stock disposed

NIL

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.01p each

10. Date of transaction

10 May 2006

11. Date company informed

12 May 2006

12. Total holding following this notification

32,182,453

13. Total percentage holding of issued class following this notification

3.7%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Guy Johnson, 0207 408 3529

16. Name of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of notification

12 May 2006

END

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED 2006 JUN 13 A 10:17 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Share

CHFPO83

Company Number: 05448421

Company name in full: Debenhams plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	358,974,359		
Nominal value of each share	0.01 pence each		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name / Address	Class of shares allotted	Number allotted
Name Citigroup Global Markets UK Equity Limited Address Income Processing Citigroup Level 5 Mail Drop CGC-05-52 Canary Wharf London, E14 5LB	Ordinary	358,974,359
Name Address		
Name Address		
Name Address		
Name Address		
Name Address		
Name Address		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]



Signed ______________________ Date ______________________

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

TOTAL P.12